 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________________

FORM 6-K

__________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month ended June 30, 2020
Commission File Number 001-38332
__________________________________
QIAGEN N.V.
(Translation of registrant’s name into English)
__________________________________
Hulsterweg 82
5912 PL Venlo
The Netherlands
__________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

QIAGEN N.V.
Form 6-K

Item
Notice of Annual General Meeting of Shareholders

Invitation to remotely follow the Annual General Meeting of Shareholders of QIAGEN N.V.

Notice of Annual General Meeting of Shareholders

QIAGEN N.V. Proxy Statement 2020

Beneficial Shareholder Question Form

Registered Shareholder Question Form

Proxy Card for Annual General Meeting of Shareholders

Voting Results of the 2020 Annual General Meeting of Shareholders

QIAGEN N.V. Annual Report 2019

QIAGEN N.V. IFRS Financial Reports 2019

Signatures

____________________________

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the Annual General Meeting of Shareholders (the “Annual General Meeting”) of QIAGEN N.V. a public limited liability company organized and existing under the laws of The Netherlands, with corporate seat in Venlo, The Netherlands (the "Company" or "QIAGEN") will be held on Tuesday, June 30, 2020 at 3:00 p.m., Amsterdam time, at the Company's registered office, Hulsterweg 82, 5912 PL Venlo, the Netherlands. In light of the global COVID-19 (Novel Coronavirus) outbreak, shareholders can only follow this year's Annual General Meeting through electronic means. This is in accordance with the Dutch emergency bill that temporarily facilitates general meetings without physical attendance of shareholders. Shareholders will not be granted physical access to the Annual General Meeting.
With this measure, we can protect the health and safety of our shareholders and all others involved in our Annual General Meeting. Although it is unfortunate that we cannot hold the Annual General Meeting as usual, safety comes first for QIAGEN in this extraordinary situation. To facilitate interaction, shareholder participation and the exercise of shareholers' rights, we have taken certain measures. Such measures and further instructions are outlined below.
In addition to the annually recurring items, this year the Annual General Meeting will also cover a number of items relating to the recommended Offer made by Quebec B.V., a wholly-owned subsidiary of Thermo Fisher Scientific Inc., for all ordinary shares of the Company, including all ancillary rights, in particular the entitlement to profits, existing at the time of the Settlement of the Offer, at an offer price of EUR 39 per share, without interest, in cash. Adoption of the Back-End Resolution (agenda item 18) is one of the conditions to the Offer. Today, the Offer Document and the Joint Reasoned Statement and Position Statement of QIAGEN and its Managing Board and Supervisory Board in relation to the Offer were published. We urge you to read these documents carefully, because they contain important information about the Offer.
AGENDA
Undefined terms in this agenda shall have the meaning as set out in the explanatory notes to the agenda and/or in the Reasoned Position Statement (as defined in the explanatory notes).
Recurring Items
1.Opening;
2.Managing Board Report for the year ended December 31, 2019 (“Calendar Year 2019”);
3.Supervisory Board Report on the Company’s Annual Accounts (the “Annual Accounts”) for Calendar Year 2019;
4.Adoption of the Annual Accounts for Calendar Year 2019 (voting item);
5.Advisory Vote on the Remuneration Report 2019 (advisory voting item);

6.Reservation and dividend policy;
7.Discharge from liability of the Managing Directors for the performance of their duties during Calendar Year 2019 (voting item);
8.Discharge from liability of the Supervisory Directors for the performance of their duties during Calendar Year 2019 (voting item);
9.Reappointment of the following seven Supervisory Directors of the Company for a one year term ending at the close of the Annual General Meeting in 2021 (voting items):
(a)  Mr. Stéphane Bancel;
(b) Dr. Håkan Björklund;
(c)  Dr. Metin Colpan;
(d)  Prof. Dr. Ross L. Levine;
(e)  Prof. Dr. Elaine Mardis;
(f)  Mr. Lawrence A. Rosen; and
(g)  Ms. Elizabeth E. Tallett
10.(Re)appointment of the following two Managing Directors of the Company for a term ending on the date of the Annual General Meeting in 2021 (voting items):
(a)  Mr. Roland Sackers; and
(b)  Mr. Thierry Bernard.
11.Adoption of the Remuneration Policy with respect to the Managing Board (voting item);
12.Remuneration of the Supervisory Board (voting items):
(a)  Adoption of the Remuneration Policy with respect to the Supervisory Board; and
(b) Determination of the remuneration of the members of the Supervisory Board.
13.Reappointment of KPMG Accountants N.V. as auditors of the Company for the calendar year ending December 31, 2020 (voting item);
14.Authorization of the Supervisory Board, until December 30, 2021 to (voting items):
(a) issue a number of ordinary shares and financing preference shares and grant rights to subscribe for such shares, the aggregate par value of which shall be equal to the aggregate par value of fifty percent (50%) of shares issued and outstanding in the capital of the Company as at December 31, 2019 as included in the Annual Accounts for Calendar Year 2019;
(b)  restrict or exclude the pre-emptive rights with respect to issuing ordinary shares or granting subscription rights, the aggregate par value of such shares or subscription rights shall be up to a maximum of ten percent (10%) of the aggregate par value of all shares issued and outstanding in the capital of the Company as at December 31, 2019; and
(c) solely for the purpose of strategic transactions such as mergers, acquisitions or strategic alliances, restrict or exclude the pre-emptive rights with respect to issuing additional ordinary shares or granting subscription rights, the aggregate par value of such shares or subscription rights shall be up to a maximum of ten percent (10%) of the aggregate par value of all shares issued and outstanding in the capital of the Company as at December 31, 2019;
15.Authorization of the Managing Board, until December 30, 2021, to acquire shares in the Company’s own share capital (voting item);
Items relating to the recommended Offer made by Thermo Fisher Scientific Inc., through Quebec B.V.
16.Explanation on the recommended Offer made by Thermo Fisher Scientific Inc., through Quebec B.V.;
17.Conditional amendment of the Company's articles of association (Part I) (voting item);
18.Conditional Back-End Resolution to (voting item):
(i) grant the Top Up Option;
(ii) exclude the pre-emptive rights that would otherwise arise pursuant to the grant of the Top Up Option;
(iii) amend the Company's articles of association (Part II);
(iv) subject to the Merger Resolution having been adopted at the Subsequent EGM, in accordance with and to the extent required under applicable law, including Section 2:107a of the Dutch Civil Code, (a) approve the resolution of the Managing Board to pursue, and cause QIAGEN Newco to pursue, the Share Transfer, subject to the Merger being effected, and (b) approve the dissolution of QIAGEN Newco, subject to the Share Transfer having been effected; and
(v)  subject to the Merger Resolution not having been adopted at the Subsequent EGM, (a) in accordance with Section 2:107a of the Dutch Civil Code, approve the resolution of the Managing Board to purse the Asset Sale, and, subject to completion of the Asset Sale, (b) dissolve the Company in accordance with Section 2:19 of the Dutch Civil Code, (c) appoint Stichting Liquidator QIAGEN as the liquidator of the Company (the "Liquidator"), (d) approve reimbursement of the Liquidator's reasonable salary and costs, and (e) appoint Quebec B.V. as the custodian of the Company's books and records following its dissolution;
19.Conditional (re) appointment of the following seven Supervisory Directors of the Company with effect as from the Settlement (voting items):
(a)  Dr. Håkan Björklund;
(b) Mr. Michael A. Boxer;
(c)  Mr. Paul G. Parker;
(d)  Mr. Gianluca Pettiti;
(e)  Mr. Anthony H. Smith;
(f)  Ms. Barbara W. Wall; and
(g)  Mr. Stefan Wolf;
20.Conditional acceptance of the resignation of, and discharge from liability of the resigning Supervisory Directors for the performance of their duties up to the date of the Annual General Meeting (voting item);
21.Conditional amendment to the Company's articles of association (Part III) (voting item);

22.Questions;
23.Closing.
Meeting documentation
Copies of the Annual Accounts for Calendar Year 2019, the reports of the Supervisory Board and the Managing Board, the Company's 2019 Remuneration Report, a triptych containing an explanation to the proposed amendments to the Company's articles of association as contemplated by each of the agenda items 17 and 18, and the verbatim text of the proposed amendments to the Company's articles of association as contemplated by agenda item 21, the explanatory notes to the agenda, including the list and biographies of binding nominees for (re)appointment to the Supervisory Board and the Managing Board can be obtained free of charge by shareholders and other persons entitled to attend the Annual General Meeting through the Company's website (www.qiagen.com/aboutus/investors/) and at the offices of the Company at Hulsterweg 82, 5912 PL Venlo, the Netherlands, and at the offices of American Stock Transfer and Trust Company, LLC ("AST") at 6201 15th Avenue, Brooklyn, New York 11219, United States of America, until the close of the Annual General Meeting. In light of the COVID-19 outbreak, we strongly encourage you to obtain your copies of the meeting documents electronically via our website to limit the exposure to physical contact as much as possible.

Record Date
The record date for persons considered as entitled to remotely follow and vote by proxy at the Annual General Meeting, is close of business (New York local time) (11:00 p.m. Frankfurt am Main local time) on Tuesday, June 2, 2020 (the "Record Date").
Submission of questions
To ensure as much interaction as possible, record holders of shares may submit written questions concerning items on the agenda of the Annual General Meeting. Record holders of shares can submit their questions by completing the question form provided and emailing it to agm2020@qiagen.com. Questions must be received no later than Saturday, June 27, 2020, at 03:00 p.m. Amsterdam time (09:00 a.m. New York time) in order for your questions to be addressed.
Questions submitted in accordance with the above will be dealt with prior to or during the meeting, and may be combined or answered thematically. Record holders of shares who have submitted questions prior to the meeting by emailing the completed question form, will be given the opportunity to ask follow-up questions during the meeting. Such record holders of shares will be provided with login details prior to the meeting to enable them to log in to the webcast and raise follow-up questions in writing during the Annual General Meeting. The login details will be forwarded to the email address stated on the completed question form. It is up to the chairman of the meeting to determine the order of the meeting and the manner in which questions are being addressed.
Attendance
All record holders of shares are cordially invited to follow the Annual General Meeting via electronic means. The meeting will be streamed live via audio webcast on our website www.qiagen.com/about-us/investors/. Record holders of shares who have submitted written questions prior to the meeting and who have received login details via email, can log in to the webcast and participate by submitting written follow-up questions via the webcast platform. Record holders of shares who did not submit any written questions prior to the meeting will only be able to follow the meeting in listen only mode.
Voting

On or about June 3, 2020, a proxy statement together with a question form and a form of proxy will be mailed to the record holders of shares as of the Record Date entitled to follow and vote by proxy at the Annual General Meeting.
Record holders of shares will not be able to cast their votes during the Annual General Meeting, and are therefore strongly encouraged to exercise their voting rights via proxy prior to the meeting. Record holders of shares wishing to exercise their voting rights by proxy are obliged to complete, sign and send the proxy card as soon as possible in accordance with the instructions on the proxy card, such that the proxy card is received no later than 05:00 p.m. (New York time) on Thursday, June 25, 2020, at the offices of AST, 6201 15th Avenue, Brooklyn, New York 11219, United States of America or by email at the following email address: Admin2@Astfinancial.COM. A vote cast via timely received proxy shall be deemed a vote cast in the meeting and will ensure your proper representation at the Annual General Meeting.
Proxyholders appointed by the Company's shareholders or their substitutes, will be provided with the opportunity to cast their votes in their capacity as proxyholder in writing in accordance with article 2:117b of the Dutch Civil Code.
Other matters
In case you have any queries with respect to following the Annual General Meeting via audio webcast, exercising your voting rights or asking questions concerning the Annual General Meeting agenda items, please contact agm2020@qiagen.com. You are advised to regularly check out website (www.qiagen.com/about-us/investors/) for updated on the Annual General Meeting.

As in prior years, the official language of the Annual General Meeting shall be the English language.

The Managing Board
Venlo, The Netherlands
May 18, 2020

Dear Shareholder:
The Annual General Meeting of Shareholders of QIAGEN N.V. (the “Company” or "QIAGEN") will be held on Tuesday, June 30, 2020 at 03:00 p.m. (Amsterdam time) at the Company's registered office, Hulsterweg 82, 5912 PL Venlo, The Netherlands.
In light of the global COVID-19 (Novel Coronavirus) outbreak, shareholders will not be given physical access to this year's Annual General Meeting. With this measure, we can protect the health and safety of our shareholders and all other persons involved in our Annual General Meeting. Although it is unfortunate that we cannot hold the Annual General Meeting as usual, safety comes first for QIAGEN in this extraordinary situation.
To facilitate interaction, shareholder participation and the exercise of shareholders' rights, we have taken certain measures. Such measures and further information on this manner of meeting are outlined in the Notice of Annual General Meeting.
We have attached the Notice of Annual General Meeting, including the Agenda and Explanatory Notes thereto, and enclosed a proxy card and question form for use in connection with the meeting. We note that, in addition to the annually recurring items, the Annual General Meeting will this year also cover a number of items relating to the recommended Offer made by Quebec B.V., a wholly-owned subsidiary of Thermo Fisher Scientific Inc., for all ordinary shares of the Company, including all ancillary rights, in particular the entitlement to profits, existing at the time of the Settlement of the Offer, at an offer price of EUR 39 per share, without interest, in cash. Adoption of the Back-End Resolution (agenda item 18) is one of the conditions to the Offer. Today, the Offer Document and the Joint Reasoned Statement and Position Statement of QIAGEN and its Managing Board and Supervisory Board in relation to the Offer were published. We urge you to read these documents carefully, because they contain important information about the Offer.
We hope that you will be able to remotely follow the Annual General Meeting. You can follow the meeting live via the audio webcast on our website www.qiagen.com/about-us/investors/. Except for those who have been granted login details as further specified in the Notice of Annual General Meeting, the audio webcast will be streamed as a listen only webcast.
It is important that your shares are represented at the Annual General Meeting. However, it will not be possible to cast your votes during the meeting. Voting rights can only be exercised via proxy and we therefore strongly encourage you to exercise your voting rights in this manner prior to the meeting, and ask you to please complete, sign, date and return the enclosed proxy card promptly in the enclosed envelope, which requires no postage if mailed in the United States. Completed proxy cards may also be submitted via e-mail to Admin2@Astfinancial.COM. The proxy card must be received no later than 5:00 p.m. (New York time) on Thursday, June 25, 2020 for your vote to count. Your vote cast via timely received proxy shall be deemed a vote cast in the meeting and will ensure your proper representation at the Annual General Meeting.
Sincerely,
/s/ Roland Sackers

ROLAND SACKERS
Managing Director
Venlo, The Netherlands
May 18, 2020
YOUR VOTE IS IMPORTANT.
PLEASE RETURN YOUR PROXY CARD PROMPTLY.

QIAGEN N.V.
____________________________

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD JUNE 17, 2019
____________________________

To The Shareholders:
Notice is hereby given that the Annual General Meeting of Shareholders (the “Annual General Meeting”) of QIAGEN N.V. (the “Company” or "QIAGEN"), a public limited liability company organized and existing under the laws of The Netherlands, will be held on Tuesday, June 30, 2020 at 03:00 p.m. (Amsterdam time) at the Company's registered office, Hulsterweg 82, 5912 PL Venlo, The Netherlands. In light of the global COVID-19 (Novel Coronavirus) outbreak, shareholders can only follow this year's Annual General Meeting through electronic means. This is in accordance with the Dutch emergency bill that temporarily facilitates general meetings without physical attendance of shareholders. Shareholders will not be granted physical access to the Annual General Meeting.
With this measure, we can protect the health and safety of our shareholders and all others involved in our Annual General Meeting. Although it is unfortunate that we cannot hold the Annual General Meeting as usual, safety comes first for QIAGEN in this extraordinary situation. To facilitate interaction, shareholder participation and the exercise of shareholders' rights, we have taken certain measures. Such measures and further instructions are outlined below.
In addition to the annually recurring items, this year the Annual General Meeting will also cover a number of items relating to the recommended Offer made by Quebec B.V., a wholly-owned subsidiary of Thermo Fisher Scientific Inc., for all ordinary shares of the Company, including all ancillary rights, in particular the entitlement to profits, existing at the time of Settlement of the Offer, at an offer price of EUR 39 per share, without interest, in cash. Adoption of the Back-End Resolution (agenda item 18) is one of the conditions to the Offer. Today, the Offer Document and the Joint Reasoned Statement and Position Statement of QIAGEN and its Managing Board and Supervisory Board in relation to the Offer were published. We urge you to read these documents carefully, because they contain important information about the Offer.
The Agenda of the Annual General Meeting of the Company, containing proposals of the Managing Board and the Supervisory Board of the Company, is as follows (undefined terms in this agenda shall have the meaning as set out in the explanatory notes thereto and/or in the Reasoned Position Statement (as defined in the explanatory notes)):
Recurring Items
1.Opening.
2.Managing Board Report for the year ended December 31, 2019 (“Calendar Year 2019”).
3.Supervisory Board Report on the Company’s Annual Accounts (the “Annual Accounts”) for Calendar Year 2019.
4.Adoption of the Annual Accounts for Calendar Year 2019 (voting item).
5.Advisory Vote on the Remuneration Report 2019 (advisory voting item).
6.Reservation and dividend policy.
7.Discharge from liability of the Managing Directors for the performance of their duties during Calendar Year 2019 (voting item).
8.Discharge from liability of the Supervisory Directors for the performance of their duties during Calendar Year 2019 (voting item).
9.Reappointment of the following seven Supervisory Directors of the Company for a one year term ending at the close of the Annual General Meeting in 2021 (voting items):
(a)  Mr. Stéphane Bancel;
(b) Dr. Håkan Björklund;
(c)  Dr. Metin Colpan;

(d)  Prof. Dr. Ross L. Levine;
(e)  Prof. Dr. Elaine Mardis;
(f)  Mr. Lawrence A. Rosen; and
(g)  Ms. Elizabeth E. Tallett.
10.(Re)appointment of the following two Managing Directors of the Company for a term ending on the date of the Annual General Meeting in 2021 (voting items):
(a)  Mr. Roland Sackers; and
(b)  Mr. Thierry Bernard.
11.Adoption of the Remuneration Policy with respect to the Managing Board (voting item).
12.Remuneration of the Supervisory Board (voting items):
(a)  Adoption of the Remuneration Policy with respect to the Supervisory Board; and
(b) Determination of the remuneration of the members of the Supervisory Board.
13.Reappointment of KPMG Accountants N.V. as auditors of the Company for the calendar year ending December 31, 2020 (voting item).
14.Authorization of the Supervisory Board, until December 30, 2021 to (voting items):
a. issue a number of ordinary shares and financing preference shares and grant rights to subscribe for such shares, the aggregate par value of which shall be equal to the aggregate par value of fifty percent (50%) of shares issued and outstanding in the capital of the Company as at December 31, 2019 as included in the Annual Accounts for Calendar Year 2019;
b.  restrict or exclude the pre-emptive rights with respect to issuing ordinary shares or granting subscription rights, the aggregate par value of such shares or subscription rights shall be up to a maximum of ten percent (10%) of the aggregate par value of all shares issued and outstanding in the capital of the Company as at December 31, 2019; and
c. solely for the purpose of strategic transactions such as mergers, acquisitions or strategic alliances, restrict or exclude the pre-emptive rights with respect to issuing additional ordinary shares or granting subscription rights, the aggregate par value of such shares or subscription rights shall be up to a maximum of ten percent (10%) of the aggregate par value of all shares issued and outstanding in the capital of the Company as at December 31, 2019.
15.Authorization of the Managing Board, until December 30, 2021, to acquire shares in the Company’s own share capital (voting item).
Items relating to the recommended Offer made by Thermo Fisher Scientific Inc., through Quebec B.V.
16.Explanation on the recommended Offer made by Thermo Fisher Scientific Inc., through Quebec B.V.
17.Conditional amendment of the Company's articles of association (Part I) (voting item).
18.Conditional Back-End Resolution to (voting item):
(i) grant the Top Up Option;
(ii) exclude the pre-emptive rights that would otherwise arise pursuant to the grant of the Top Up Option;

(iii) amend the Company's articles of association (Part II);
(iv) subject to the Merger Resolution having been adopted at the Subsequent EGM, in accordance with and to the extent required under applicable law, including Section 2:107a of the Dutch Civil Code, (a) approve the resolution of the Managing Board to pursue, and cause QIAGEN Newco to pursue, the Share Transfer, subject to the Merger being effected, and (b) approve the dissolution of QIAGEN Newco, subject to the Share Transfer having been effected; and
(v)  subject to the Merger Resolution not having been adopted at the Subsequent EGM, (a) in accordance with Section 2:107a of the Dutch Civil Code, approve the resolution of the Managing Board to purse the Asset Sale, and, subject to completion of the Asset Sale, (b) dissolve the Company in accordance with Section 2:19 of the Dutch Civil Code, (c) appoint Stichting Liquidator QIAGEN as the liquidator of the Company (the "Liquidator"), (d) approve reimbursement of the Liquidator's reasonable salary and costs, and (e) appoint Quebec B.V. as the custodian of the Company's books and records following its dissolution.
19.Conditional (re)appointment of the following seven Supervisory Directors of the Company with effect as from the Settlement (voting items):
(a)  Dr. Håkan Björklund;
(b) Mr. Michael A. Boxer;
(c)  Mr. Paul G. Parker;
(d)  Mr. Gianluca Pettiti;
(e)  Mr. Anthony H. Smith;
(f)  Ms. Barbara W. Wall; and
(g)  Mr. Stefan Wolf.
20.Conditional acceptance of the resignation of, and discharge from liability of the resigning Supervisory Directors for the performance of their duties up to the date of the Annual General Meeting (voting item).
21.Conditional amendment to the Company's articles of association (Part III) (voting item).
22.Questions.
23.Closing.
Meeting documentation
Under the Articles of Association of the Company and Dutch law, copies of the Annual Accounts for Calendar Year 2019, the reports of the Supervisory Board and the Managing Board, the Company's 2019 Remuneration Report, a triptych containing an explanation of the proposed amendments to the Company's articles of association as contemplated by each of agenda items 17 and 18, and the verbatim text of the proposed amendments to the Company's articles of association as contemplated by agenda item 21, the explanatory notes to the agenda, including the list and biographies of binding nominees for (re)appointment to the Supervisory Board and the Managing Board and the information sent to the record holders of QIAGEN Shares in connection with the Annual General Meeting can be obtained free of charge by shareholders and other persons entitled to attend the Annual General Meeting at the offices of the Company at Hulsterweg 82, 5912 PL Venlo, The Netherlands, and at the offices of American Stock Transfer and Trust Company, LLC at 6201 15th Avenue, Brooklyn, New York 11219, United States of America, until the close of the Annual General Meeting. Copies are also available electronically at the Investor Relations section of our website: www.qiagen.com/about-us/investors/ In light of the COVID-19 outbreak, we strongly encourage you to obtain your copies of the meeting documents electronically via our website to limit the exposure to physical contact as much as possible.

        In an effort to reduce our cost of printing and mailing documents for the Annual General Meeting and to exhibit environmentally responsible conduct, we are not mailing paper copies of our 2019 Annual Report to our shareholders. The 2019 Annual Report, which provides additional information regarding our 2019 financial results, and copies of the Notice of Annual General Meeting, including the Agenda and Explanatory Notes thereto, and Annual Accounts for Calendar Year 2019, can be accessed over the Internet at the Investor Relations section of our website: www.qiagen.com/about-us/investors/. Printed copies of the 2019 Annual Report can also be obtained free of charge by shareholders and other persons entitled to attend the Annual General Meeting by visiting our website: www.qiagen.com/about-us/investors/contact/ or by contacting QIAGEN Sciences LLC, Attention: Executive Assistant to Chief Financial Officer, 19300 Germantown Rd, Germantown, MD 20874, United States of America, Phone number: +1 240 686 7774 until the close of the Annual General Meeting.
Record date
Close of business (New York local time) (11:00 p.m. Frankfurt am Main local time) on Tuesday, June 2, 2020 is the record date (the "Record Date") for the determination of the record holders of QIAGEN Shares entitled to remotely follow and vote by proxy at the Annual General Meeting.

Submission of questions
To ensure as much interaction as possible, shareholders (including, for this purpose, persons holding their QIAGEN Shares in a securities deposit with a custodian bank or otherwise in "street name") may submit written questions concerning items on the agenda of the Annual General Meeting. Shareholders can submit their questions by completing the enclosed question form and emailing it to agm2020@qiagen.com. If your shares are held in an account at a broker, bank or other nominee, you must also submit a legal proxy form from your broker, bank or other nominee regarding the shares held on the Record Date. Questions must be received no later than Saturday, June 27, 2020, at 03:00 p.m. Amsterdam time (09:00 a.m. New York time) in order for your questions to be addressed. Additional proof of share ownership at the Record Date may be requested by the Company prior to addressing your questions.
Questions submitted in accordance with the above will be dealt with prior to or during the meeting, and may be combined or answered thematically. Shareholders who have submitted questions prior to the meeting by emailing the completed question form, will be given the opportunity to ask follow-up questions during the meeting. Such shareholders will be provided with login details prior to the meeting to enable them to log in to the webcast and raise follow-up questions in writing during the Annual General Meeting. The login details will be forwarded to the email address stated on the completed question form. It is up to the chairman of the meeting to determine the order of the meeting and the manner in which questions are being addressed.
Attendance
All shareholders are cordially invited to follow the Annual General Meeting via electronic means. The meeting will be streamed live via audio webcast on our website www.qiagen.com/about-us/investors/. Shareholders who have submitted written questions prior to the meeting and who have received login details via email, can log in to the webcast and participate by submitting written follow-up questions via the webcast platform. Shareholders who did not submit any written questions prior to the meeting will only be able to follow the meeting in listen only mode.
Voting
You will not be able to cast your votes during the virtual Annual General Meeting. We therefore strongly encourage you to exercise your voting rights via proxy prior to the meeting. You are requested to complete, sign, date and return the enclosed proxy card as soon as possible in accordance with the instructions on the card. A pre-addressed, postage prepaid return envelope is enclosed for your convenience. Completed proxy cards may also be submitted via e-mail to Admin2@Astfinancial.COM.
Other matters
In case you have any queries with respect to following the Annual General Meeting via the audio webcast, exercising your voting rights or asking questions concerning the Annual General Meeting agenda items, please contact agm2020@qiagen.com. You are advised to regularly check our website (www.qiagen.com/about-us/investors/) for updates on the Annual General Meeting.
By Order of the Managing Board
/s/ Roland Sackers
ROLAND SACKERS
Managing Director
May 18, 2020
Venlo, The Netherlands

QIAGEN N.V.
____________________________

ANNUAL GENERAL MEETING OF SHAREHOLDERS
____________________________

EXPLANATORY NOTES TO AGENDA
I. General
        The enclosed proxy card, question form and the accompanying Notice of Annual General Meeting of Shareholders and Agenda are being mailed to shareholders of QIAGEN N.V. (the “Company” or "QIAGEN") in connection with the solicitation by the Company of proxies for use at the Annual General Meeting of Shareholders of the Company to be held virtually on Tuesday, June 30, 2020 at 03:00 p.m. (Amsterdam time). These proxy solicitation materials will be mailed on or about June 3, 2020 to all shareholders of record as of June 2, 2020, the record date for the Annual General Meeting.
Under the Articles of Association of the Company and Dutch law, copies of the Annual Accounts for Calendar Year 2019, the reports of the Company's supervisory board (the "Supervisory Board") and the Company's managing board (the "Managing Board"), the Company's 2019 Remuneration Report, a triptych containing an explanation of the proposed amendments to the Company's articles of association as contemplated by each of agenda items 17 and 18, the verbatim text of the proposed amendments to the Company's articles of association as contemplated by agenda item 21, the explanatory notes to the agenda, including the list and biographies of binding nominees for (re)appointment to the Supervisory Board and the Managing Board and the information sent to the record holders of QIAGEN Shares in connection with the Annual General Meeting can be obtained free of charge by shareholders and other persons entitled to attend the Annual General Meeting at the offices of the Company at Hulsterweg 82, 5912 PL Venlo, The Netherlands, and at the offices of American Stock Transfer and Trust Company, LLC at 6201 15th Avenue, Brooklyn, New York 11219, United States of America, until the close of the Annual General Meeting. Copies are also available electronically at the Investor Relations section of our website: www.qiagen.com/about-us/investors/. In light of the COVID-19 outbreak, we strongly encourage you to obtain your copies of the meeting documents electronically via our website to limit the exposure to physical contact as much as possible.
In an effort to reduce our cost of printing and mailing documents for the Annual General Meeting and to exhibit environmentally responsible conduct, we are not mailing paper copies of the Company's 2019 Annual Report (the "2019 Annual Report") to our shareholders. The 2019 Annual Report, which provides additional information regarding our 2019 financial results, and copies of the Notice of Annual General Meeting, including the Agenda and Explanatory Notes thereto, and Annual Accounts for Calendar Year 2019, can be accessed over the Internet at the Investor Relations section of our website, www.qiagen.com. Printed copies of the 2019 Annual Report can also be obtained free of charge by shareholders and other persons entitled to attend the Annual General Meeting by visiting our website: www.qiagen.com/about-us/investors/contact/, or by contacting QIAGEN Sciences LLC, Attention: Executive Assistant to Chief Financial Officer, 19300 Germantown Rd, Germantown, MD 20874, United States of America, Phone number: +1 240 686 7774 until the close of the Annual General Meeting. Completed proxy cards may also be submitted via e-mail to Admin2@Astfinancial.COM.
The reasonable cost of soliciting proxies, including expenses in connection with preparing and mailing the proxy solicitation materials, will be borne by the Company. In addition, the Company will reimburse brokerage firms and other persons representing beneficial owners of QIAGEN Shares for their expenses in forwarding proxy materials to such beneficial owners. Solicitation of proxies by mail may be supplemented by telephone, telegram, telex, electronic mail and personal solicitation by directors, officers or employees of the Company. No additional compensation will be paid for such solicitation.
The Company is not subject to the proxy solicitation rules contained in Regulation 14A promulgated under the United States Securities Exchange Act of 1934, as amended.
II. Voting and Solicitation
        In order to vote by proxy at the Annual General Meeting, the record holders of QIAGEN Shares are requested to submit their proxy in accordance with the procedure set forth in the Notice of Annual General Meeting of Shareholders. Close of business (New York time) on Tuesday, June 2, 2020 is the record date for the determination of the record holders of QIAGEN Shares entitled to follow and vote by proxy at the Annual General Meeting.
As of May 8, 2020, there were 230,829,308.67 QIAGEN Shares issued (including 46.34 QIAGEN Fractional Shares and 2,591,354.33 QIAGEN Shares held in treasury by the Company, which cannot be voted). Shareholders are entitled to one vote for each whole QIAGEN Share held. Each of the proposals to (re)appoint members to the Supervisory Board and the Managing Board set forth under Items 9, 10 and 19 of the Agenda will be adopted irrespective of the number of votes cast in favor, unless such proposal is overruled by at least two-thirds of the votes cast being votes against the proposal, provided such votes also represent more than fifty percent (50%) of the issued share capital of the Company as of the date of the Annual General Meeting. The proposal to authorize the Supervisory Board to restrict or exclude the pre-emptive rights with respect to issuing shares or granting subscription rights set forth under Items 14b and 14c of the Agenda and the Back-End Resolution (which includes the proposal to exclude the pre-emptive rights in connection with the grant of the Top Up Option) set forth under Item 18 shall be validly adopted if adopted by at least two-thirds of the votes cast at the Annual General Meeting if less than fifty percent (50%) of the Company’s issued share capital is represented at the Annual General Meeting. If fifty percent (50%) or more of the Company’s issued share capital is represented at the Annual General Meeting, the proposals set forth under Items 14b, 14c and 18 of the Agenda shall be validly adopted if adopted by a simple majority of the votes cast at the Annual General Meeting. The proposals to adopt the Remuneration Policies with regard to the Managing Board and the Supervisory Board as referred to under Agenda Items 11 and 12a require a 75% majority of the votes cast at the Annual General Meeting. All other proposals presented to the shareholders at the Annual General Meeting shall be validly adopted if adopted by a simple majority of the votes cast at the Annual General Meeting.
Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivery to the Company of a written notice of revocation or a duly executed proxy bearing a later date. Merely remotely following the Annual General Meeting will not serve to revoke a proxy. QIAGEN Shares represented by valid proxies received in time for use at the Annual General Meeting and not revoked at or prior to the Annual General Meeting, will be voted at the Annual General Meeting. Votes cast via such proxies shall be deemed a vote cast in the Annual General Meeting.
III. Explanatory Notes to Agenda Items
        Recurring Items
Explanatory Note to Item 2—Managing Board Report for Calendar Year 2019
At the Annual General Meeting, the Managing Board will conduct a presentation on the performance of the Company during Calendar Year 2019.
Explanatory Note to Item 3—Supervisory Board Report on the Company’s Annual Accounts for Calendar Year 2019
At the Annual General Meeting, the Supervisory Board will conduct a presentation of its report on the Company’s Annual Accounts for Calendar Year 2019.
Explanatory Note to Item 4—Adoption of the Annual Accounts
The shareholders of the Company are being asked to adopt the Annual Accounts for Calendar Year 2019. The Annual Report and the Annual Accounts have been prepared by the Managing Board and approved by the Supervisory Board.
THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR THIS ITEM. COMPLETED PROXY CARDS WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.
Explanatory Note to Item 5— Advisory Vote on the Remuneration Report 2019.
This is a new agenda item pursuant to the Dutch implementation of the Shareholder Rights Directive II. The Company's compensation committee (the "Compensation Committee") will conduct a presentation on the implementation of the Remuneration Policy during Calendar Year 2019. Following the presentation, it will be proposed to cast a favorable, non-binding, advisory vote in respect of the Remuneration Report 2019.
THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A NON-BINDING ADVISORY VOTE FOR THIS ITEM. COMPLETED PROXY CARDS WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.
Explanatory Note to Item 6—Reservation and Dividend Policy
The Company’s reservation and dividend policy is to retain the profits by way of reserve, as is common among fast growing companies with significant future expansion potential in rapidly developing fields. Consequently, the Company will not pay a dividend to the shareholders out of the Calendar Year 2019 profits. This policy benefits our shareholders by increasing share value, and the Company believes that this policy is aligned with shareholders’ taxation preferences.
Explanatory Note to Item 7—Discharge from Liability of the Managing Directors
Under Dutch law, the adoption of the Annual Accounts does not automatically discharge the members of the Managing Board and the Supervisory Board from liability for the performance of their duties during Calendar Year 2019. The grant of such discharge from liability is typical for Dutch companies, and its approval is commonly included on the agenda for annual general meetings.
The shareholders of the Company are being asked to discharge the members of the Managing Board from liability for the performance of their duties during Calendar Year 2019, as described in the 2019 Annual Report and the 2019 Annual Accounts or as otherwise disclosed to the Annual General Meeting of Shareholders.

THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR THIS ITEM. COMPLETED PROXY CARDS WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.
Explanatory Note to Item 8—Discharge from Liability of the Supervisory Directors
The shareholders of the Company are being asked to discharge the members of the Supervisory Board from liability for the performance of their duties during Calendar Year 2019, as described in the 2019 Annual Report and the 2019 Annual Accounts or as otherwise disclosed to the Annual General Meeting of Shareholders.
THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR THIS ITEM. COMPLETED PROXY CARDS WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.
Explanatory Note to Items 9 and 10 —Reappointment of the Supervisory Directors and the (Re)Appointment of the Managing Directors
The Supervisory Board and the Managing Board acting together at a joint meeting (the “Joint Meeting”) resolved to make a binding nomination for the re-election of all current members of the Supervisory Board. Furthermore, the Joint Meeting resolved to make a binding nomination for the re-election of the current member of the Managing Board, Mr. Roland Sackers, and election of the Company's CEO, Mr. Thierry Bernard, to the Managing Board.
The Supervisory Board consists of such number of members, with a minimum of three members, as the Joint Meeting may determine. The Joint Meeting has set the number of members of the Supervisory Board at seven as of the Annual General Meeting. The members of the Supervisory Board (the "Supervisory Directors") are elected by a vote of the shareholders of the Company at the Annual General Meeting, subject to the authority of the Supervisory Board to appoint up to one-third of its members if vacancies occur during a calendar year. The Managing Board has one or more members as determined by the Supervisory Board. The Managing Board presently consists of one member. The Supervisory Board has resolved to set the number of members of the Managing Board at two as of the Annual General Meeting. The members of the Managing Board (the "Managing Directors") are appointed by a vote of the shareholders of the Company at the Annual General Meeting. The Supervisory Board and the Managing Board at the Joint Meeting may make a binding nomination to fill each vacancy on the Supervisory Board and Managing Board. At the Annual General Meeting, the shareholders may overrule the binding nature of a nomination by resolution adopted with a majority of at least two-thirds of the votes cast, provided such majority also represents more than half the issued share capital of the Company as of the date of the Annual General Meeting. Our shareholders vote for each nominee for (re)appointment to our Supervisory Board and Managing Board as a separate voting item.
It is proposed to appoint the persons nominated for election to the Supervisory Board as per the below for a period beginning at the close of the Annual General Meeting and ending at the close of the annual general meeting held in the following calendar year. It is furthermore proposed to appoint the persons nominated for election to the Managing Board as per the below for a period beginning at the close of the Annual General Meeting and ending at the close of the annual general meeting held in the following calendar year.
By unanimous written consent, the Joint Meeting resolved to make a binding nomination for seven members of the Supervisory Board and two members of the Managing Board. The seven binding nominees for election to the Supervisory Board positions are as follows:
•Nomination for position no. 1: Mr. Stéphane Bancel;
•Nomination for position no. 2: Dr. Håkan Björklund;
•Nomination for position no. 3: Dr. Metin Colpan;
•Nomination for position no. 4: Prof. Dr. Ross L. Levine;
•Nomination for position no. 5: Prof. Dr. Elaine Mardis;
•Nomination for position no. 6: Mr. Lawrence A. Rosen; and
•Nomination for position no. 7: Ms. Elizabeth E. Tallett.
The Supervisory Board believes that these nominees meet the criteria for Supervisory Board positions, as approved by the Supervisory Board and set forth on the Company’s website and that they will continue to deliver significant contributions to the Supervisory Board in view of their broad international, financial and management experience, integrity and ethics. This applies in particular for Dr. Metin Colpan and Ms. Elizabeth E. Tallett who have served on the Supervisory Board for more than eight years. Although the Dutch Corporate Governance Code recommends that Supervisory Board members be appointed for an aggregate term of up to eight years, the Supervisory Board believes that the in-depth knowledge of the Company represented by Ms. Tallett and Dr. Colpan is very valuable for QIAGEN and beneficially supplements the diverse and mixed profile of the Supervisory Board. The Company therefore supports the re-appointment of all nominees including Dr. Colpan and Ms. Tallett. The experience and qualifications of each nominee to the Supervisory Board are described below.

The binding nominations for each of the two Managing Board positions are as follows:
•Nomination for position no. 1: Mr. Roland Sackers; and
•Nomination for position no. 2: Mr. Thierry Bernard.
The following is a brief summary of the background of each of the Supervisory Director and Managing Director nominees. References to “QIAGEN” and the “Company” in relation to periods prior to April 29, 1996 mean QIAGEN GmbH and its consolidated subsidiaries.
Stéphane Bancel, 47, joined the Supervisory Board as well as the Compensation Committee in 2013 and joined the Company's audit committee (the "Audit Committee") and the Company's science and technology committee (the "Science and Technology Committee") in 2014. He is Chief Executive Officer of Moderna, Inc., a clinical-stage biotechnology company based in Cambridge, Massachusetts, which is advancing 24 drug development programs involving messenger RNA therapeutics. Before joining Moderna, Mr. Bancel served for five years as Chief Executive Officer of the French diagnostics company bioMérieux SA. Prior to bioMérieux, he was Managing Director of Eli Lilly in Belgium and Executive Director of Global Manufacturing Strategy and Supply Chain at Eli Lilly in Indianapolis, Indiana, after having started at Lilly in Great Britain. Before joining Eli Lilly, Mr. Bancel served as Asia-Pacific Sales and Marketing Director for bioMérieux while based in Tokyo, Japan. He holds a Master of Engineering degree from École Centrale Paris (ECP), a Master of Science in Chemical Engineering from the University of Minnesota and an M.B.A. from Harvard Business School.
Dr. Håkan Björklund, 64, was appointed as a Supervisory Board Member in March 2017 and as Chair of the Supervisory Board in June 2018. He is a member of the Compensation Committee and the Company's selection and appointment committee (the "Selection and Appointment Committee"). Dr. Björklund brings an extensive international background in the life science industry to QIAGEN, in particular through his current role as Operating Executive at Avista Capital Partners, as well as through previous roles as CEO of the global pharmaceutical company Nycomed, Regional Director at Astra (now AstraZeneca), President of Astra Draco and Operating Executive at Avista Capital Partners. Under Dr. Björklund’s leadership, Nycomed grew from a predominantly Scandinavian business into a global pharmaceutical company. In addition to QIAGEN, he currently serves as Chairman of the Board of Directors of OneMed Top Holding AB and Swedish Orphan Biovitrum AB (Sobi) and as a Member of the Board of Directors of BONESUPPORT AB and Tellacq AB. Dr. Björklund earlier served as Chairman of the Board of Directors of Acino International AG and Lundbeck A/S, and was also a Member of the Board of Directors of several international life science companies, including Alere, Atos, Coloplast and Danisco. Dr. Björklund has a Ph.D. in Neuroscience from Karolinska Institutet in Sweden.
Dr. Metin Colpan, 65, is a co-founder of QIAGEN and was the Chief Executive Officer and a Managing Director from 1985 through 2003. Dr. Colpan has been a member of the Supervisory Board since 2004 and has served as Chair of the Science and Technology Committee since 2014. He has been a member of the Selection and Appointment Committee since 2015. Dr. Colpan obtained his Ph.D. and M.S. in Organic Chemistry and Chemical Engineering from the Darmstadt Institute of Technology in 1983. Prior to founding QIAGEN, Dr. Colpan was an Assistant Investigator at the Institute for Biophysics at the University of Düsseldorf. Dr. Colpan has had wide experience in separation techniques and in the separation and purification of nucleic acids in particular, and has filed many patents in the field. Dr. Colpan also serves as a Supervisory Board member of CGR GmbH in Mettmann, Germany and Heilpflanzenwohl AG in Baar, Germany. Dr. Colpan previously served as a Supervisory Board member of Ingenium Pharmaceuticals AG, GenPat77 Pharmacogenetics AG, GPC Biotech AG and Morphosys AG, each in Munich, Germany and Qalovis Farmer Automatic Energy GmbH, in Laer, Germany.
Dr. Ross L. Levine, 48, joined the Supervisory Board and its Science and Technology Committee in 2016. He is a physician-scientist focused on researching and treating blood and bone marrow cancers as the Laurence Joseph Dineen Chair in Leukemia Research, the Chief of Molecular Cancer Medicine, and an Attending Physician at Memorial Sloan Kettering Cancer Center, as well as Professor of Medicine at Weill Cornell Medical College. He leads a research lab investigating genetics and targeted therapies in myeloid malignancies and is interested in application of next-generation sequencing technology in the practice of medicine in hematologic cancers. He trained in internal medicine at Massachusetts General Hospital and in hematology-oncology at the Dana-Farber Cancer Institute, earning board certification in these specialties. He received his M.D. from the Johns Hopkins University School of Medicine and his A.B. degree from Harvard College.
Professor Dr. Elaine Mardis, 57, joined the Supervisory Board and its Science and Technology Committee in 2014. Dr. Mardis is the Co-Executive Director of the Institute for Genomic Medicine at Nationwide Children’s Hospital in Columbus, OH. She also is Professor of Pediatrics at the Ohio State University College of Medicine. Dr. Mardis has research interests in the application of genomic technologies to improve our understanding of human disease, and toward improving the precision of medical diagnosis, prognosis and treatment. Dr. Mardis is the former Robert E. and Louise F. Dunn Distinguished Professor of Medicine at Washington University School of Medicine in St. Louis, MO, where she was on the faculty for 22 years. As Co-Director of the McDonnell Genome Institute, she devised methods and automation that contributed to the Human Genome Project and has since played key roles in the 1000 Genomes Project, The Cancer Genome Atlas, and the Pediatric Cancer Genome Project. Prior to joining the Washington University faculty, she was a senior research scientist at BioRad Laboratories in Hercules, CA. Dr. Mardis is a board member of the American Association for Cancer Research, and has scientific advisory roles at Kiadis Pharmaceuticals N.V., PACT Pharma LLC, and Interpreta LLC. Dr. Mardis received her Bachelor of Science degree in Zoology in 1984 and her Ph.D. in Chemistry and Biochemistry in 1989, both from the University of Oklahoma.
Lawrence A. Rosen, 62, joined the Supervisory Board as well as the Audit Committee in 2013, and has served as the committee's Chair since 2014. Mr. Rosen was a member of the Board of Management and Chief Financial Officer of Deutsche Post DHL until September 2016. Holding this position since 2009, Mr. Rosen was in charge of controlling, corporate accounting and reporting, investor relations, corporate finance, corporate internal audit and security, taxes, as well as the group’s global business services. Prior to joining Deutsche Post DHL, Mr. Rosen served as Chief Financial Officer of Fresenius Medical Care AG & Co. KGaA in Germany from 2003 to 2009. Prior to that, he was Senior Vice President and Treasurer for Aventis SA in Strasbourg, France. Between 1984 and 2000, Mr. Rosen held different positions at the Aventis predecessor companies Hoechst AG and American Hoechst/Hoechst Celanese Inc. Since 2015, Mr. Rosen has served as a member of the board of Lanxess AG and previously served on the board of Postbank AG from 2009 until 2015. Mr. Rosen, who is a U.S. citizen, holds a Bachelor's degree in Economics from the State University of New York and an M.B.A. from the University of Michigan.
Elizabeth E. Tallett, 71, joined the Supervisory Board, as well as the Audit Committee and Compensation Committee, in 2011. She has served since 2016 as Chair of the Compensation Committee. She is a member of the Selection and Appointment Committee. Ms. Tallett was a Principal of Hunter Partners, LLC, a management company for early to mid-stage pharmaceutical, biotechnology and medical device companies, from 2002 until February 2015. Ms. Tallett continues to consult with early stage health care companies. Her senior management experience includes President and CEO of Transcell Technologies Inc., President of Centocor Pharmaceuticals, member of the Parke-Davis Executive Committee, and Director of Worldwide Strategic Planning for Warner-Lambert Company. Ms. Tallett graduated from Nottingham University, England with dual Bachelor's degrees with honors in mathematics and economics. She is a member of the board of directors of Anthem, Inc. (where she is currently Chair), Principal Financial Group, Inc., and Meredith Corp. She is a former director of Coventry Health Care, Inc. Ms. Tallett was a founding board member of the Biotechnology Council of New Jersey and is Chair of the Trustees of Solebury School in Pennsylvania.
Roland Sackers, 51, joined QIAGEN in 1999 as Vice President Finance and has been Chief Financial Officer since 2004. In 2006, Mr. Sackers became a member of the Managing Board. Between 1995 and 1999, he served as an auditor with Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft. Mr. Sackers earned his Diplom-Kaufmann from University of Münster, Germany. In 2019, he joined the supervisory board of Evotec SE and is chairman of the audit committee. He is a former member of the supervisory board and audit committee of IBS AG and a former member of the board of directors of Operon Biotechnologies, Inc. Mr. Sackers is a board member of the industry association BIO Deutschland. He was previously a non-executive director and chair of the audit committee from 2011 to 2018 of Immunodiagnostic Systems Holding PLC (IDS), a leading producer of immunological tests for research and diagnostic applications publicly listed in the United Kingdom.
Thierry Bernard, 55, joined QIAGEN in 2015 to lead QIAGEN's growing presence in Molecular Diognostics. He was named Chief Executive Officer in March 2020, after having previously served in this role on an interim basis. Mr. Bernard previously worked at bioMérieux, where he served in roles of increasing responsibility for 15 years, most recently as Corporate Vice President, Global Commercial Operations, Investor Relations and the Greater China Region. Prior to joining bioMérieux, he served in management roles in multiple international environments. Mr. Bernard is a member of the Boards of Directors of three privately held U.S. companies, First Light Biosciences, HepatoChem and more recently, Daktari Diagnostics, where he also served as CEO. He has earned degrees from Sciences Po (Paris), Harvard Business School, London School of Economics and the College of Europe and is a member of French Foreign Trade Advisors.
Share Ownership
The following table sets forth certain information as of January 31, 2020 concerning the ownership of ordinary shares in the Company's share capital (each a "QIAGEN Share") by each current member of the Supervisory Board, who are each being proposed for re-appointment. In preparing the following table, the Company has relied on information furnished by such persons.

Name and Country of Residence	Number of Shares Beneficially Owned(1)(2)
Mr. Stéphane Bancel, United States of America	9,975
Dr. Håkan Björklund, Sweden	—
Dr. Metin Colpan, Germany	3,550,617
Prof. Dr. Ross L. Levine, United States of America	—
Prof. Dr. Elaine Mardis, United States of America	—
Mr. Lawrence A. Rosen, United States of America	—
Ms. Elizabeth E. Tallett, United States of America	22,167

___________
(1) The number of QIAGEN Shares outstanding as of January 31, 2020 was 227,626,974. The persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them and have the same voting rights as other shareholders with respect to QIAGEN Shares.
(2) Does not include Common Shares subject to options or awards held by such persons as at January 31, 2020.

The Dutch Authority of Financial Markets (“AFM”) maintains a public database of notifications regarding shareholdings and voting rights of directors on its website. This database includes all notifications made by the current members of the Supervisory Board regarding their holdings of QIAGEN Shares and related voting rights. The database can be accessed through an Internet link on our website: www.qiagen.com.
THE SUPERVISORY BOARD AND THE MANAGING BOARD ACTING TOGETHER AT THE JOINT MEETING UNANIMOUSLY RECOMMEND THE REAPPOINTMENT OF EACH PROPOSED NOMINEE TO THE SUPERVISORY BOARD AND THE APPOINTMENT OR REAPPOINTMENT, AS APPLICABLE, OF EACH PROPOSED NOMINEE TO THE MANAGING BOARD. COMPLETED PROXY CARDS WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.
Explanatory Note to Item 11—Adoption of the Remuneration Policy with Respect to the Managing Board
The EU Directive 2017/828 regarding the encouragement of long-term shareholder engagement (the "Shareholders Rights Directive II") was implemented into Dutch law in November 2019. The new law requires companies listed on a regulated market in the European Economic Area, such as the Company, to align their remuneration policy with the requirements under current legislation and to submit their remuneration policy to the general meeting of shareholders at least every four years for adoption, for the first time in 2020.
The shareholders of the Company are being asked to adopt the Remuneration Policy with respect to the Managing Board (the "MB Remuneration Policy"). The proposed MB Remuneration Policy is included below. According to Dutch law, this proposal requires the affirmative vote of a majority of 75% of the votes cast at the Annual General Meeting. The Company's shareholders have not expressed any particular views on the remuneration policy for the Managing Board prior to tabling the adoption of the MB Remuneration Policy to a vote by the Company's shareholders.
The Supervisory Board proposes to re-state QIAGEN’s current remuneration policy, which was last adopted in 2014, in its entirety. Compared to the Company's existing remuneration policy, no material changes to the Company's remuneration policies or practices for members of the Managing Board have been made, except for (i) an amendment to the time-based vesting of PSU awards made as of 2020 (40% after three years; 60% after five years), (ii) an increase of the maximum cap for an increase in the number of PSUs in the event of overachievement of a performance goal (up to 200% instead of up to 120% of the original award), and (iii) the introduction of the possibility of further PSU grants with performance targets tied to the Company's five-year business plan coupled with a mandatory minimum shareholding requirement, taking into account changes to market trends, best practices and benchmarks in accordance with past practice. The other changes are limited to providing further detail in compliance with the revised requirements under Dutch law and to take into account actual or potential changes to the compensation of the members of the Managing Board with effect from or following the Settlement of the Offer, if the Settlement occurs (such as in respect of their equity-based compensation). To the extent this MB Remuneration Policy (for the avoidance of doubt, including the elements relating to the post-Settlement situation) deviates from existing contracts or entitlements, these will be honored.
Remuneration Principles
The objective of the MB Remuneration Policy is to ensure fair compensation in line with market conditions to attract, retain and reward the most talented, qualified leaders and thereby to enable QIAGEN to achieve its strategic initiatives and operational excellence. The MB Remuneration Policy aligns remuneration to reward individual performance as well as the overall performance of QIAGEN and sets incentives to foster sustainable growth and value creation. In preparing the MB Remuneration Policy, the social consensus has been taken into account by giving due consideration to the pay and employment terms of the employees of the Company and industry practices for rewarding Managing Board members.
The MB Remuneration Policy is based on the below set of guiding principles:

Guiding Principles:	Which are reflected through:
• Measured against specific corporate performance metrics;	• Financial and strategic targets in line with the Company's strategy;
• Supported by a "pay for performance" culture that rewards sustainable results;	• A major part of QIAGEN's remuneration is variable; • Clawback right enforces sustainable results;
• Competitive in comparison to remuneration offered by relevant peers;	• Regular review of remuneration based on benchmark against peer group;
• Consistent, fair and transparent;	• Regular compensation review ensures a fair compensation; • Performance goals apply to executives and the wider workforce;
• Tailored to QIAGEN's risk profile;	• Both short-term and long-term performance are considered;
• Ensures social responsibility; and	• Clear company metrics for Diversity and for Environment Health and Safety included into our Team Goals;
• Compliant with regulatory standards and legal requirements as well as customs	• QIAGEN's practices are generally derive from the provisions of the Dutch Civil Code and the Dutch Corporate Governance Code
Compensation of the members of the Managing Board consists of a fixed salary and short and long-term variable components and may include a pension plan. Variable compensation includes annual payments linked to financial and individual performance (annual cash bonuses). The variable compensation furthermore includes equity-based long-term incentives such as performance stock units (PSUs) and, in selected cases, restricted stock units (RSUs) for QIAGEN Shares. The variable part of the compensation is designed to strengthen the Managing Board members’ commitment to the Company and its objectives, and represents the major part of the total Managing Board members' remuneration. The relative proportion of fixed and variable remuneration (including share-based awards) will follow from the implementation of this MB Remuneration Policy in accordance with the criteria described herein and will be further detailed in the Company's remuneration report (the "Remuneration Report").
Following the Settlement of the Offer, the future equity-based long-term incentive compensation under the MB Remuneration Policy will be based on common stock of Thermo Fisher Scientific Inc. ("Thermo Fisher") instead of QIAGEN Shares.
In accordance with the MB Remuneration Policy, all compensation components must, as determined by the Supervisory Board, be appropriate, both individually and in total, taking into consideration the position, experience, responsibilities and personal performance of each member of the Managing Board. The MB Remuneration Policy is generally aligned and consistent with the framework for remuneration of all QIAGEN employees.
Fixed remuneration and short-term components
The members of the Managing Board receive a market median annual base salary in an amount determined by the Supervisory Board. Base salary levels are reviewed annually based on a benchmark from the selected group of companies and overall market trends. Salary adjustments are generally in line with those applicable to the general workforce.
The members of the Managing Board receive variable compensation, which includes annual payments linked to individual and financial performance (annual cash bonuses). The amount and availability of an annual cash bonus is linked to previously determined, measurable and controllable annual targets, which are based on two components: (a) overall financial performance (weighted at 75%) and (b) the individual’s performance (weighted at 25%). The overall financial performance is based on both corporate financial as well as defined operational or strategic milestones (called “Team Goals”). The Team Goals are key initiatives for the achievement of the Company’s strategic plans, which are developed by the Managing Board and approved by the Supervisory Board on an annual basis (which may be revised by the Supervisory Board following the Settlement of the Offer, with effect as from the Settlement of the Offer or a later date, inter alia to reflect the Company's new position as a member of the Thermo Fisher group).
The Team Goals are based on clear, measurable and pre-determined metrics including aspects such as diversity, environment, health and safety. The Team Goals are monitored by the Managing Board on a monthly basis and are thereby used as a tool to measure the Company’s performance during the year. The final achievement of the Team Goals is approved by the Supervisory Board. The financial goals include elements, set by the Supervisory Board, related to short-term financial results that include (consolidated) net sales, operating income adjusted, and adjusted free cash flow of the Company (or, following the Settlement of the Offer, Thermo Fisher). The individual performance of each Managing Board member is measured against personal goals which are pre-agreed and set by the Supervisory Board on an annual basis (which may be revised by the Supervisory Board following the Settlement of the Offer, with effect as from the Settlement of the Offer or a later date, inter alia to reflect the Company's new position as a member of the Thermo Fisher group). The annual bonus is paid out in the first quarter of a calendar year after determination of the individual achievement rate of the Managing Board member for the prior year.
Long-term components
To enhance value creation, it is the Company’s objective that a major part of the overall compensation of the Managing Board members shall consist of equity based compensation. Such equity based compensation of the Managing Board shall primarily consist of an award of PSUs, i.e. annual long-term incentive awards which are subject to performance criteria. The number of PSUs to be granted as annual equity based remuneration to the members of the Managing Board will be determined on an individual basis by the Supervisory Board, taking into account a variety of factors that include external benchmarks, the Managing Director’s experience as well as the complexity of the position and the scope and areas of his or her responsibility, consistent with the framework for remuneration of other senior managers of the Company and in alignment with the intended long term retention of our top management and our long term initiatives. In any event, the value (depreciated due to factors such as risk of forfeiture and the Company’s failure to achieve its long term initiatives, and the length of the vesting terms) of the regular annual long-term incentive awards shall not be greater than 300% of the value of the annual fixed salary for each Managing Board member.
The number of PSUs to be earned pursuant to the grants to the members of the Managing Board will be subject to the achievement of performance goals. 90% of each such PSU award shall be based on absolute performance measures and 10% of each award shall be based on relative performance targets. An overachievement of a performance goal will result in an increase in the number of PSUs earned on a scale which is capped at up to 200% of the total award. Conversely, an underachievement will result in a decrease in the number of PSUs earned. No PSUs will be earned in the event that the Company’s adjusted EBIT is negative for the year of the grant.
Absolute performance measures shall consist of the following key financial indicators:

Performance Measure / Key Financial Indicator	Contribution to the annual performance stock unit award

Net Sales	40%
Operating Income*	40%
Free Cash Flow*	10%
*Adjusted for extraordinary effects as publicly disclosed in the Company's public filings

The Supervisory Board may re-allocate the percentages within the above key financial indicators. The absolute figures of these key financial indicators will each be derived from the Company’s annual budget. The Supervisory Board shall be authorized to set other comparable key financial indicators with a different weight to reflect changes from the current strategy and goals of the Company. In the event that less than 100% of one of the above stated key financial indicators is achieved, the corresponding number of PSUs will be reduced accordingly.
The relative performance target for PSU awards shall be the share price performance of the Company, measured at the end of each calendar year against the share price performance of an index developed from a selected peer group representing a balanced mix of companies in the industries in which we operate: life science, diagnostics and pharmaceuticals. Due to QIAGEN’s international scope as a Dutch public limited liability company with listings in Germany and the U.S., its strong presence in the U.S. and its significant U.S. shareholder base, the peer group is currently represented by the following European and U.S. companies:

EUROPE	UNITED STATES
Akermes plc	Abbott Laboratories	Integra LifeScences Holdings Corporation
BioMerieux SA	Agilent Technologies, Inc.	Laboratory Corp of America Holdings
Diasorin S.p.A.	Becton, Dickinson and Company	Meridian Bioscience, Inc.
Idorsia Ltd.	Bio-Rad Laboratories, Inc.	Myriad Genetics, Inc.
LivaNova PLC	Bio-Techne Corporation	PerkinElmer, Inc.
Merck KgaA	Bruker Corporation	Quest Diagnostics Incorporated
Mettler Toledo	Charles River Laboratories International, Inc.	Quidel Corporation
MorphoSys AG	Genomic Health, Inc.	Thermo Fisher Scientific Inc.
Novozymes A/S	Hologic, Inc.	Waters Corporation
Sartorius AG	IDEXX Laboratories, Inc.	West Pharmaceutical Services, Inc.
Stratec SE	Illumina, Inc.
The Supervisory Board may revise the peer group from time to time, taking into account future changes in the market environment, consolidation within these industries and potential changes in the Company’s strategy.
The relative performance target will be achieved if the Company matches the average share price performance of the peer group index. If the Company exceeds this target, additional PSUs will be earned on a linear scale, subject to a cap which is set at 100% overachievement of the peer group share price performance. The relative performance target will be valued at zero if the QIAGEN share price performance is more than 25% lower than the peer group’s share price performance.
When the performance criteria are achieved, these PSUs will be further subject to a vesting period typically over five years, whereby 40% of the earned PSUs vest after three years and 60% after five years after the grant. An overview of the outstanding PSU's will be included in the Company's annual Remuneration Report. Grants of stock options and restricted stock units which are based on time vesting only shall no longer be granted on a regular basis and shall be reserved for use, as special equity incentive rewards in certain situations.
Members of the Managing Board can be eligible for PSU grants where the performance measurement is based on certain long term financial targets which are linked to the Company’s five-year business plan combined with a mandatory minimum share ownership requirement corresponding with a minimum of one year base salary calculated at a fixed date, and allowing for a phase-in period for new Managing Board members to fulfill the holding requirements. Failure to maintain the mandatory holding of QIAGEN Shares will result in immediate cancelation of the PSUs.
In line with the current MB Remuneration Policy, the Supervisory Board may also award long-term cash bonus arrangements linked to the performance criteria set forth above in addition to or in lieu of the above described PSUs to the members of the Managing Board. Such arrangements may be combined with the requirement to invest a certain amount of the Management remuneration by purchasing QIAGEN Shares.
Agreements, severance payments and benefit plan
The agreements between the Company and its Managing Directors will be further detailed in the Remuneration Report. Managing Directors may enter into an agreement with the Company for an indefinite period of time, or with affiliates of the Company for a specified term, provided that agreements existing at the time of appointment will remain effective. Such contracts may end by notice of either party. The notice period by a Managing Director is generally set at three months. The notice period by the Company is generally subject to a six month term. The agreements entered into with affiliates of the Company outside of the Netherlands may contain deviating notice periods. The agreements can be terminated upon resignation or dismissal of the Managing Director or by mutual consent between the parties to the agreement, taking into account the relevant provisions of the agreement. Members of the Managing Board may be eligible for a severance payment upon termination of office or employment within the QIAGEN group (or, following the Settlement of the Offer, the Thermo Fisher group), in accordance with the terms of their agreements and applicable law. Such severance payment will not exceed a sum equivalent to one year's total compensation, provided that entitlements existing at the time of appointment will be honored. Members of the Managing Board are eligible to participate in a defined contribution benefit plan to which both the participant and the Company contribute, which is in line with market practice. The participant may be entitled to a one-time pension payment upon retirement. If the Managing Board member's service should be terminated prior to age 65, the employee-financed portion of the pension expectancy will fall to the employee while the employer-financed portion will be due to the employee only if the termination occurs after the fifth anniversary of participation in the plan.
Following the Settlement of the Offer, members of the Managing Board may be eligible to participate in health and welfare plans of the Thermo Fisher group.
Other remuneration components

Members of the Managing Board may benefit from other customary non-cash compensation or benefit-in-kind. A typical example of such non-cash compensation is the use of a Company-owned or Company-leased car. Members of the Managing Board are also eligible for other cash and non-cash compensation that is reasonable and customary in certain situations while operating in a country which is not the primary residence of the Managing Director for example, reimbursement of tax advisory fees and tax amounts paid by the Company to tax authorities in order to avoid double-taxation under multi-tax jurisdiction employment agreements (expatriate compensation) or similar benefits.
Managing Directors are not eligible for any loans per internal policy. The Company and, if applicable, certain of its subsidiaries will indemnify members of the Managing Board for claims arising from or in connection with their position as a member of the Managing Board or other positions fulfilled at the request of the Company as set forth in the Company’s articles of association and the employment agreements of the members of the Managing Board.
Adoption, implementation and reporting
This MB Remuneration Policy can be amended or restated by the General Meeting upon a proposal by the Supervisory Board. The MB Remuneration Policy is reviewed annually by the Supervisory Board and put to a vote of the General Meeting as required by applicable law or deemed desirable by the Supervisory Board. The Supervisory Board is responsible for the implementation of the MB Remuneration Policy.
In exceptional circumstances only, the Supervisory Board may decide to temporarily derogate from the MB Remuneration Policy. This derogation may concern all aspects of the policy. 'Exceptional circumstances' only cover situations in which the derogation from the MB Remuneration Policy is necessary to serve the long-term interest and sustainability of the Company as a whole or to assure its viability.
In accordance with its statutory powers under Dutch law, the Supervisory Board has the discretionary right to adjust the variable compensation of the members of the Managing Board if payment of such compensation would be unacceptable according to the principles of reasonableness and fairness. Furthermore, the Company may, in accordance with the claw-back right provided for under Dutch law, claw back any paid variable compensation, in whole or in part, to the extent payment thereof occurred on the basis of incorrect information on the achievement of the targets or the fulfilment of the conditions for payment of such variable compensation.
The implementation of the MB Remuneration Policy will, as long as the QIAGEN Shares remain listed on the Frankfurt Stock Exchange, be described in the Company's annual Remuneration Report. In addition, the salient features of the compensation system and any changes thereto will be outlined at the Annual General Meeting. Compensation for each member of the Managing Board is also reported in the Notes to our Consolidated Financial Statements and subdivided into fixed, performance-related and long-term incentive categories.
THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR THIS ITEM. COMPLETED PROXY CARDS WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.
Explanatory Note to item 12 – Remuneration of the Supervisory Board
Adoption of the Remuneration Policy with Respect to the Supervisory Board (item 12a)
The shareholders of the Company are being asked to adopt the Remuneration Policy with respect to the Supervisory Board (the "SB Remuneration Policy"). The Dutch implementation of the Shareholder Rights Directive II introduced the requirement for the Company to have a remuneration policy in respect of the Supervisory Board. The proposed SB Remuneration Policy sets out the rules regarding the remuneration of the Supervisory Directors and is included below. According to Dutch law, this proposal requires the affirmative vote of a majority of 75% of the votes cast at the Annual General Meeting.
Remuneration principles
The objective of our SB Remuneration Policy is to attract, retain, and motivate high-qualified Supervisory Board members, taking into account the Company's identity, mission, values, strategic initiatives and value creation. It focuses on achieving a total remuneration level, both short-term and long term, which is comparable with levels provided by other European and United States-based companies. In preparing this Remuneration Policy, the social consensus has been taken into account by giving due consideration to the pay and employment terms of the Company's employees and industry practices for rewarding Supervisory Board members.
The remuneration reflected in the proposed SB Remuneration Policy is in line with the levels of the remuneration currently paid to the members of the Supervisory Board. Compensation for each member of the Supervisory Board is reported in the Notes to our Consolidated Financial Statements and subdivided into categories as required by applicable law. The remuneration of the members of the Supervisory Board consists of cash-based remuneration and, until the Settlement of the Offer, equity-based remuneration.
Cash-based remuneration

The Supervisory Board members will receive the following annual cash-based remuneration:

–Fee payable to the Chairman of the Supervisory Board	$ 150,000
–Fee payable to the Vice-Chairman of the Supervisory Board	$ 90,000
–Fee payable to each other member of the Supervisory Board	$ 57,500
The following additional compensation will be annually payable in cash to members of the Supervisory Board holding the following positions:

–Fee payable to the Chairman of the Audit Committee	$ 25,000
–Fee payable to each other member of the Audit Committee	$ 15,000
–Fee payable to the Chairman of the Compensation Committee	$ 18,000
–Fee payable to each other member of the Compensation Committee	$ 11,000
–Fee payable to the Chairman of the Selection and Appointment Committee and other committees of the Supervisory Board	$ 12,000
–Fee payable to each other member of the Selection and Appointment Committee and other committees of the Supervisory Board	$ 6,000
Further, the Supervisory Directors will be reimbursed for reasonable administration cost and tax consulting cost incurred in connection with the preparation of their tax returns up to an amount of EUR 5,000 per person per fiscal year.
The Supervisory Board monitors whether the compensation levels sufficiently reward the time and talent required to serve on the Supervisory Board and reflect the Supervisory Board member's responsibilities, their efforts and the scope of their role. In this, the global, regional, local and industry practices are taken into account, as well as the Supervisory Board member's level of seniority and experience.
Following the Settlement, Supervisory Board members who are directors, officers or other employees of Thermo Fisher or any of its subsidiaries (other than the Company and its subsidiaries) will not receive any remuneration from the Company (for the avoidance of doubt, without prejudice to the right, if any, of such Supervisory Board member to be reimbursed for travel and other expenses reasonably incurred in the performance of his or her function as a Supervisory Board member).
Equity-based remuneration
The Supervisory Board members will receive an equity-based remuneration in the form of RSUs, which will be issued pursuant to the terms of the 2014 Stock Plan or any future stock plan. RSUs represent rights to receive QIAGEN Shares at future dates if the individual continues to provide service to the Company. The RSUs will be structured so that 40% of each award will vest three years from the grant date and the remaining 60% will vest five years from the grant date. The members of the Supervisory Board shall each be granted on an annual basis 9,500 RSUs. An overview of the outstanding RSU's will be included in the Company's annual Remuneration Report. The number of RSUs subject to each annual grant shall be reduced by 0.25% per each 1% increase in the Company’s share price and increased by 0.25% per each 1% decrease in the Company’s share price, whereby the share price shall be determined as the average trading price of QIAGEN Shares from July 1 through December 31 of each year preceding the grant. Any such RSUs outstanding immediately prior to the Settlement of the Offer will be treated in accordance with the relevant provisions of the Business Combination Agreement.
The Dutch Corporate Governance Code states that a Supervisory Board member should not be granted any shares and/or rights to purchase shares by way of remuneration. However, it is not uncommon for internationally oriented companies to grant equity-based compensation to members of their Supervisory Boards. For that reason, and in order to attract and retain highly skilled and experienced international candidates with the required expert knowledge, the Company wishes to continue granting equity based remuneration to members of the Supervisory Board in the form of RSUs. The Supervisory Board therefore proposes to maintain the current practice. With effect from the Settlement of the Offer, the remuneration of the Supervisory Board members will no longer include an equity-based component (i.e., the remuneration will be all cash).
Service agreements
The Company generally does not enter into written agreements with its Supervisory Directors, nor does it make any arrangements in respect of severance payment. If agreements are to be entered into by the Company and its Supervisory Directors in the future, such agreements will not be entered into for a longer term than the term of appointment of the Supervisory Director concerned. Such agreements will not provide for any arrangements in respect of severance payment and can be terminated upon resignation of dismissal of the Supervisory Director or with mutual consent of the parties to the agreement, taking into account the relevant provisions of the agreement. The Supervisory Directors do not participate in Company benefit plans.
Adoption, implementation and reporting

This Remuneration Policy can be amended or restated by the Company's general meeting of shareholders (the "General Meeting"). The General Meeting is responsible for the implementation of the Remuneration Policy.
This Remuneration Policy is reviewed annually by the Supervisory Board and put to a vote of the General Meeting as required by applicable law or deemed desirable by the Supervisory Board. If any particular views on the SB Remuneration Policy have been expressed by the Company's shareholders prior to a revised version being put to a vote, such views will be taken into account.
In exceptional circumstances only, the General Meeting may decide to temporarily derogate from the Remuneration Policy. This derogation may concern all aspects of the policy. 'Exceptional circumstances' only cover situations in which the derogation from the Remuneration Policy is necessary to serve the long-term interest and sustainability of the Company as a whole or to assure its viability.
Determination of the remuneration of members of the Supervisory Board (item 12b)
The shareholders of the Company are being asked to determine that the remuneration of the members of the Supervisory Board, effective as of January 1, 2020, will be equal to the remuneration as set out in the SB Remuneration Policy and reflected under Agenda Item 12a.
THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR EACH OF THESE ITEMS. COMPLETED PROXY CARDS WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.
Explanatory Note to Item 13—Reappointment of Auditor
The Supervisory Board approved a resolution to propose to the shareholders of the Company at the Annual General Meeting, and hereby does so propose, the reappointment of KPMG Accountants N.V. to audit the financial statements of the Company for the calendar year ending December 31, 2020. KPMG Accountants N.V. audited the Company’s financial statements for Calendar Year 2019.
THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR THIS ITEM. COMPLETED PROXY CARDS WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.
Explanatory Note to Item 14—Extension of Certain Powers of the Supervisory Board
In our general meeting of shareholders held on June 17, 2019, the Supervisory Board was designated, for a period of eighteen months, to:
a)issue a number of ordinary shares and financing preference shares and grant rights to subscribe for such shares, the aggregate par value of which shall be equal to the aggregate par value of fifty percent (50%) of shares issued and outstanding in the capital of the Company as at December 31, 2018 as included in the Annual Accounts for Calendar Year 2018;
b)restrict or exclude the pre-emptive rights with respect to issuing ordinary shares or granting subscription rights for such shares, the aggregate par value of such shares or subscription rights shall be up to a maximum of ten percent (10%) of the aggregate par value of all shares issued and outstanding in the capital of the Company as at December 31, 2018; and
c)solely for the purpose of strategic transactions such as mergers, acquisitions or strategic alliances, restrict or exclude the pre-emptive rights with respect to issuing additional ordinary shares or granting subscription rights for such shares, the aggregate par value of such shares or subscription rights shall be up to a maximum of ten percent (10%) of the aggregate par value of all shares issued and outstanding in the capital of the Company as at December 31, 2018.
The Managing Board and the Supervisory Board consider it in the best interest of the Company and its shareholders for the Supervisory Board to be able to react in a timely manner when certain opportunities arise that require issuance of our shares. For example, in the past, this designation has been used in relation to the issuance of convertible bonds because of the short window of opportunity for completing such transactions to maximize shareholder value.
Therefore, the Managing Board and the Supervisory Board believe that it would be in the best interests of the Company and its shareholders to grant to the Supervisory Board the authority to issue QIAGEN Shares or financing preference shares, or to grant rights to subscribe for such shares, when such occasions occur, and to exclude the pre-emptive rights in situations where it is imperative to be able to act quickly, without having to obtain prior shareholder approval at an extraordinary general meeting of shareholders, which could take valuable time and may create disrupting market speculations. In addition, the authority to issue QIAGEN Shares may also be applied to meet the Company’s obligations under options, RSUs and PSUs awarded in accordance with applicable employee participation plans or the Company’s remuneration policy.
Notwithstanding the authorization of the Supervisory Board to issue shares as described herein, as a matter of Dutch law (Section 2:107a of the Dutch Civil Code), we must seek the approval of the general meeting of shareholder for resolutions of the Managing Board in respect of any transaction concerning a material change to the identity or the character of the Company or its business.
It is proposed to renew the current authorizations of the Supervisory Board to issue QIAGEN Shares and financing preference shares and to grant rights to subscribe for such shares as well as to restrict or exclude pre-emptive rights in connection therewith, with the same limits as the current authorizations, for a period of 18 months from the date of the Annual General Meeting (i.e., until December 30, 2021). These authorizations are without prejudice to our commitments and undertakings under the Business Combination Agreement (as defined below), including with respect to (not) issuing shares or granting rights to subscribe for shares in our capital.
Designation of the Supervisory Board, for a period of 18 months from the date of the Annual General Meeting, as the body authorized to issue a number of ordinary shares and financing preference shares and grant rights to subscribe for such shares, up to a maximum of 50% of the Company's issued and outstanding share capital as at December 31, 2019 (Item 14a)
It is proposed to designate the Supervisory Board, for a period of 18 months from the date of the Annual General Meeting (i.e., until December 30, 2021), as the body authorized to issue a number of ordinary shares and financing preference shares in the capital of the Company and grant rights to subscribe for such shares, the aggregate par value of which shall be equal to the aggregate par value of fifty percent (50%) of shares issued and outstanding in the capital of the Company as at December 31, 2019 as included in the Annual Accounts for Calendar Year 2019. The designation granted by the general meeting of shareholders held on June 17, 2019, will expire on adoption of this proposed resolution.
Designation of the Supervisory Board, for a period of 18 months from the date of the Annual General Meeting, as the body authorized to restrict or exclude the pre-emptive rights with respect to issuing ordinary shares or granting subscription rights for such shares, up to a maximum of 10% of the Company's issued and outstanding share capital as at December 31, 2019 (Item 14b)
In connection with the authorization of the Supervisory Board to issue shares and grant rights to subscribe for shares, it is proposed to also designate the Supervisory Board, for a period of 18 months from the date of the Annual General Meeting (i.e., until December 30, 2021), as the body authorized to restrict or exclude the pre-emptive rights with respect to issuing ordinary shares or granting subscription rights for such shares, the aggregate par value of such shares or subscription rights shall be up to a maximum of ten percent (10%) of the aggregate par value of all shares issued and outstanding in the capital of the Company as at December 31, 2019 as included in the Annual Accounts for Calendar Year 2019. The designation granted by the general meeting of shareholders held on June 17, 2019, will expire on adoption of this proposed resolution.
Designation of the Supervisory Board, for a period of 18 months from the date of the Annual General Meeting, as the body authorized to, in addition to the authorization under item 14b and solely for the purpose of strategic transactions such as mergers, acquisitions or strategic alliances, restrict or exclude the pre-emptive rights with respect to issuing ordinary shares or granting subscription rights for such shares, up to an additional 10% of the Company's issued and outstanding share capital as at December 31, 2019 (Item 14c)
It is furthermore proposed to designate the Supervisory Board, for a period of 18 months from the date of the Annual General Meeting (i.e., until December 30, 2021), as the body authorized to, solely for the purpose of strategic transactions such as mergers, acquisitions or strategic alliances, restrict or exclude the pre-emptive rights with respect to issuing additional ordinary shares or granting subscription rights for such shares, the aggregate par value of such shares or subscription rights shall be up to an additional ten percent (10%) of the aggregate par value of all shares issued and outstanding in the capital of the Company as at December 31, 2019 as included in the Annual Accounts for Calendar Year 2019. The designation granted by the general meeting of shareholders held on June 17, 2019, will expire on adoption of this proposed resolution.
According to Dutch law and the Company’s Articles of Association, the proposal set forth under Item 14a may be adopted by an affirmative vote of a simple majority of the votes cast at the Annual General Meeting. The proposals set forth under Items 14b and 14c would require the affirmative vote of two-thirds of the votes cast at the Annual General Meeting if less than fifty percent (50%) of the Company’s issued share capital is represented at the Annual General Meeting. If fifty percent (50%) or more of the Company’s issued share capital is represented at the Annual General Meeting, the proposals set forth under Items 14b and 14c shall be validly adopted if adopted by a simple majority of the votes cast at the Annual General Meeting.
THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR EACH OF THESE ITEMS. COMPLETED PROXY CARDS WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.
Explanatory Note to Item 15—Extension of Certain Powers of the Managing Board
Pursuant to Article 6 of the Company’s Articles of Association, the Managing Board shall have the power to cause the Company to acquire for consideration shares in the Company’s own share capital, if and in so far as the Managing Board has been authorized by the General Meeting of Shareholders for this purpose. The grant of such power to the Managing Board is typical for Dutch companies, and its approval is commonly included by such companies on the agenda for annual general meetings.

On June 17, 2019, the Managing Board was authorized by the General Meeting of Shareholders to, subject to the approval of the Supervisory Board and to the provisions of the Company’s Articles of Association and Section 2:98 of the Dutch Civil Code, cause the Company to acquire for consideration shares in the Company's own share capital, up to a maximum of 10% of the Company's issued share capital on the date of acquisition and provided that the Company or any subsidiary of the Company shall not hold more than ten percent (10%) of the Company’s issued share capital at any time. Such acquisition may occur at a price (i) with respect to QIAGEN Shares, at a price between one Euro cent (Euro 0.01) and one hundred ten percent (110%) of the higher of the average closing price of the QIAGEN Shares on the New York Stock Exchange or, as applicable, the Frankfurt Stock Exchange, for the five trading days prior to the day of purchase or (ii) with respect to preference and finance preference shares, at a price between one Euro cent (Euro 0.01) and three times the issuance price. This authorization is valid up to and including December 17, 2020.
The power to repurchase shares provides the Managing Board, subject to the approval of the Supervisory Board, with flexibility to repurchase shares for general corporate purposes and allows the Managing Board to return capital to the Company’s shareholders by repurchasing shares. In addition to being a means to return value to shareholders, repurchases of shares in the Company’s own share capital could be used by the Managing Board to streamline the Company’s investor base, demonstrate a commitment to the Company’s business and confidence in the long-term growth of the Company, provide increased liquidity for investors and cover obligations under the Company’s share-based compensation plans.
It is therefore proposed to renew this authorization and authorize the Managing Board, for a period of 18 months from the date of the Annual General Meeting (i.e., until December 30, 2021) and subject to the approval of the Supervisory Board and to the provisions of the Company’s Articles of Association and Section 2:98 of the Dutch Civil Code, to cause the Company to acquire, on a stock exchange or otherwise, for consideration shares in the Company's own share capital, up to a maximum of 10% of the Company's issued share capital on the date of acquisition and provided that the Company or any subsidiary of the Company shall not hold more than ten percent (10%) of the Company’s issued share capital at any time. Such acquisition may occur at a price (i) with respect to QIAGEN Shares, between one Euro cent (Euro 0.01) and one hundred ten percent (110%) of the higher of the average closing price of the QIAGEN Shares on the New York Stock Exchange or, as applicable, the Frankfurt Stock Exchange, for the five trading days prior to the day of purchase or, (ii) with respect to preference and finance preference shares, between one Euro cent (Euro 0.01) and three times the issuance price. The authorization granted by the general meeting of shareholders held on June 17, 2019, will expire on adoption of this proposed resolution.
THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR THIS ITEM. COMPLETED PROXY CARDS WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.

Items relating to the recommended Offer made by Thermo Fisher through Quebec B.V.
Undefined terms in the below Explanatory Notes to the Agenda shall have the meaning as set out in the Reasoned Position Statement (as defined below).
Explanatory Note to Item 16—Explanation on the Recommended Offer Made by Thermo Fisher through Quebec B.V.
On March 3, 2020, the Company and Thermo Fisher jointly announced that they had reached conditional agreement on the Offer at an offer price of EUR 39 in cash for each issued QIAGEN Share1.
Thermo Fisher made the Offer by causing the Bidder, Thermo Fisher's wholly-owned subsidiary Quebec B.V., a private limited liability company organized under the laws of the Netherlands, to make publicly available an offer document on May 18, 2020 (the "Offer Document"). The Acceptance Period under the Offer begins on May 18, 2020 and, unless extended in accordance with German law, ends at 24:00 hours Frankfurt am Main local time / 18:00 hours New York local time on July 27, 2020. Subject to any extension of the Acceptance Period, the Additional Acceptance Period is expected to begin, provided that none of the Offer Conditions set forth in the Offer Document has definitively failed by the end of the Acceptance Period and has not been previously effectively waived, on July 31, 2020 and end on August 13, 2020 at 24:00 hours Frankfurt am Main local time / 18:00 hours New York local time. Shareholders that validly tender their QIAGEN Shares will receive the Offer Price without undue delay following, but in any event within seven German Business Days following the later of the end of the Additional Acceptance Period or the satisfaction of the Antitrust Clearance Condition, as further set out in and under the conditions described in the Offer Document, and provided that they do not validly withdraw their tendered QIAGEN Shares from the Offer. After the end of the Additional Acceptance Period, shareholders can no longer tender their QIAGEN Shares into the Offer even if at that time the Antitrust Clearance Condition has not been satisfied.
1 The Company's issued share capital includes fractional ordinary shares (onderaandelen) (each a "Fractional QIAGEN Share"), each representing one-twenty-seventh (1/27th) of the value of a QIAGEN Share. Unless explicitly stipulated otherwise, any reference to QIAGEN Shares in the remainder of this document shall include, without duplication, Fractional QIAGEN Shares, provided that a Fractional QIAGEN Share will be treated for the purpose of the definition of QIAGEN Share as one-twenty-seventh (1/27th) of a QIAGEN Share.

In addition to key terms of the Offer such as the Offer Price, the Acceptance Period and Additional Acceptance Period, the tender procedure, the withdrawal rights and the Settlement of the Offer by transfer of the QIAGEN Shares against payment of the Offer Price by the Bidder, the Offer Document contains an explanation of the conditions to the Offer and other relevant information regarding the Transactions, including the Offer, and the parties involved in the Offer.
The Company and its Managing Board and Supervisory Board published a joint reasoned statement and position statement relating to the Offer on 18 May 2020 (the "Reasoned Position Statement"). The Company's Managing Board and the Supervisory Board have extensively considered the Offer and intensively discussed the interests of the Company, its business and its stakeholders in view of the Offer. Consistent with their fiduciary duties, the Managing Board and the Supervisory Board, following a careful review of alternatives and of the different stakeholders’ interests and with the support of its legal and financial advisers, unanimously concluded that the Offer is in the best interests of the Company, the sustainable success of its business and clients, employees, shareholders and other stakeholders. THE MANAGING BOARD AND THE SUPERVISORY BOARD UNANIMOUSLY SUPPORT THE OFFER AND UNANIMOUSLY RECOMMEND THAT SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR QIAGEN SHARES IN THE OFFER. Reference is made to the Reasoned Position Statement, in which the decision-making process and the recommendation of the Managing Board and Supervisory Board are included, and the strategic, financial and non-financial merits of the Offer are explained.
The Company and its Managing Board and Supervisory Board strongly encourage each shareholder to read the Offer Document and the Reasoned Position Statement carefully. Each shareholder must make their own decision on whether and to what extent to accept the Offer, taking into account the overall circumstances and their individual situation (including their individual tax situation).
During the Annual General Meeting, the Company will give a presentation on the Transactions, including the Offer, and in accordance with Section 18 and appendix G of the Dutch Decree on Public Takeover Bids (Besluit openbare biedingen Wft), the Offer will be discussed.
The Offer Document and the Reasoned Position Statement are available for inspection at the Company's offices (Hulsterweg 82, 5912 PL Venlo, The Netherlands). Copies may be obtained free of charge by shareholders and other persons entitled to take part in the Annual General Meeting. The documents are also available at the Company's corporate website (www.qiagen.com/about-us/investors/). To limit the exposure to physical contact as much as possible in view of the COVID-19 outbreak, shareholders are encouraged to inspect the Offer Document and Reasoned Position Statement digitally.
Explanatory Note to Item 17 — Conditional amendment of the Company's articles of association (Part I)
Article 22.1, third sentence of the Company's articles of association provides that the Supervisory Directors appointed by the General Meeting of Shareholders shall be appointed for the period commencing on the date following the annual general meeting which must be held by virtue of Section 2:108(2) of the Dutch Civil Code up to and including the date of that meeting held in the following financial year. In order to facilitate the appointment of Supervisory Directors as proposed in Item 19 for a term different from what is required by article 22.1 of the articles of association, the Supervisory Board proposes to the Annual General Meeting to amend the Company's articles of association by deleting article 22.1, third sentence thereof.
A triptych containing an explanation to the proposed amendment of the articles of association (Part I) is made available at the Company's website (www.qiagen.com/about-us/investors/), and at the offices of the Company, Hulsterweg 82, 5912 PL Venlo, The Netherlands, free of charge.
The resolution to amend the Company's articles of association includes the grant of an authorization to each member of the Managing Board, as well as each lawyer, (candidate) civil law notary and legal adviser practicing with De Brauw Blackstone Westbroek N.V. to execute the deed of amendment of the Company's articles of association (Part I), and to undertake all other activities that the holder of such authorization deems necessary or useful in connection therewith.
This resolution to amend the Company's articles of association is conditioned upon, and subject to, the satisfaction or effective waiver of the Antitrust Clearance Condition. The amendment to the Company's articles of association shall become effective upon the execution of the notarial deed of amendment of the Company's articles of association (Part I), which shall occur after the satisfaction or effective waiver of the Antitrust Clearance Condition and prior to the Settlement of the Offer.
THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR THIS ITEM. COMPLETED PROXY CARDS WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.

Explanatory Note to Item 18 — Conditional Back-End Resolution
Taking account of the strategic and business rationale of the Offer as further described in the Offer Document and Reasoned Position Statement, the Company acknowledges that the terms of the Offer are predicated on, and the importance for Thermo Fisher to achieve, the acquisition of 100% of the shares in the Company's share capital, or the entirety of the Company's assets and operations. The Business Combination Agreement therefore envisages the possibility for Thermo Fisher to, after completion of the Offer, implement (or cause to be implemented) certain Post-Offer Measures on the terms and subject to the conditions set forth in the Business Combination Agreement, as described in more detail in the Offer Document (section 8.5) and the Reasoned Position Statement (5.2).
The Post-Offer Measures may include the implementation of the Merger and Liquidation or the Asset Sale and Liquidation (as applicable), the exercise of the Top Up Option, the Compulsory Acquisition or the implementation of any Other Post-Offer Measures. A step-by-step explanation of the Top Up Option, the Merger and Liquidation and the Asset Sale and Liquidation is included below. A number of steps require a resolution of the Company's General Meeting of Shareholders. These steps (other than the resolution required to effect the Merger) are put to a vote at the Annual General Meeting, as one voting item (the "Back-End Resolution"). The proposal to that end is included in the next to last paragraph of this Explanatory Note to Item 18. The Back-End Resolution is conditional upon, and subject to, the Settlement having occurred.
Adoption of the Back-End Resolution is an Offer Condition. If the Back-End Resolution is not adopted at the Annual General Meeting, the Settlement may not occur.
Top Up Option (Part of Back-End Resolution) 2
To allow for Thermo Fisher to complete its acquisition of QIAGEN’s business, operations and assets in an optimal manner for U.S. tax purposes, it is proposed as part of the Back-End Resolution that the Bidder Top Up Affiliate, Thermo Fisher's affiliate Quebec Court B.V., a private limited liability company, organized under the laws of the Netherlands, is granted the Top Up Option: an irrevocable right to subscribe for QIAGEN Ordinary Shares[2] up to such number of QIAGEN Ordinary Shares that, as the result of the subscription for such number of QIAGEN Ordinary Shares by the Bidder Top Up Affiliate pursuant to an exercise of the Top Up Option, the aggregate par value of the QIAGEN Ordinary Shares held by the Bidder and the Bidder Top Up Affiliate would, immediately following the share issue upon exercise of the Top Up Option, be equal to 80% of the aggregate par value of the shares in the capital of the Company at that time plus one QIAGEN Ordinary Share; and to exclude any pre-emptive rights that would otherwise arise pursuant to the grant of the Top Up Option.
The purpose of the Top Up Option is to allow Thermo Fisher to file an election under Section 338(g) of the U.S. Internal Revenue Code of 1986, as amended, to cause the Company (or, if the Merger has occurred, QIAGEN Newco) and any subsidiary of the Company with respect to which such election is made to be treated as selling, in each case, all of its assets at fair market value in a single transaction that is not expected to generate a tax liability to Thermo Fisher or any of its Affiliates. As a result of such election, the adjusted basis for U.S. federal income tax purposes of the assets of the Company and its subsidiaries with respect to which such election is made will be “stepped up” to fair market value, potentially allowing Thermo Fisher to benefit from greater tax deductions and lower tax liabilities as a result of any disposition of assets. The ability to “step up” the tax basis of such assets in this manner formed an important component of Thermo Fisher’s assessment of the Company.
If granted, the Top Up Option shall be exercisable immediately once, upon and promptly following the Settlement. Upon the exercise of the Top Up Option, the Company shall immediately, and in any event on the Settlement Date, issue the number of QIAGEN Ordinary Shares to the Bidder Top Up Affiliate as subscribed for, in exchange for payment of an amount per issued QIAGEN Ordinary Share equal to the Offer Price (the "Top Up Amount"). The Bidder Top Up Affiliate shall pay this Top Up Amount (i) in cash, (ii) by contribution in kind of a promissory note issued by Thermo Fisher or any of its subsidiaries, or (iii) by a combination of (i) and (ii). Under certain circumstances, this actual issuance shall be subject to the condition precedent of execution of the deed of amendment to the Company's articles of association (Part II) as described below.
The Top Up Option, if exercised in full, ensures that Thermo Fisher and its Affiliates would hold more than 80% of the voting rights and fair market value of QIAGEN’s share capital on the Settlement Date, prior to completion of the Share Transfer or Asset Sale. Following exercise of the Top Up Option, Thermo Fisher must proceed with the Merger and Liquidation or the Asset Sale and Liquidation, as the case may be.
The grant of the Top Up Option could result in the issue of a significant number of QIAGEN Ordinary Shares. The Company and Thermo Fisher have agreed that the Bidder Top Up Affiliate shall not vote on the QIAGEN Ordinary Shares it acquired through the exercise of the Top Up Option at the Subsequent EGM. At any other general meeting of the Company, the votes on such shares shall be cast proportional to the votes in favor and against any proposal cast on the other QIAGEN Ordinary Shares, except that the Bidder Top Up Affiliate may decide in its discretion how to vote on such QIAGEN Ordinary Shares with respect to any proposals to appoint, suspend or dismiss members of the Company's Managing Board and Supervisory Board. In the event the Merger is effected, the Bidder Top Up Affiliate will vote on its QIAGEN Newco Class A Shares allotted at the occasion of the Merger for the QIAGEN Ordinary Shares issued pursuant to the exercise of the Top Up Option in favor and against any proposal proportionally to the votes in favor and against such proposal cast on the other QIAGEN Newco Class A Shares, except that the Bidder Top Up Affiliate may decide in its discretion how to vote on such QIAGEN Newco Class A Shares with respect to any proposals to appoint, suspend or dismiss members of QIAGEN Newco's managing board.
Amendment of the articles of association (Part II) (Part of Back-End Resolution)
2 For the avoidance of doubt, contrary to the defined term QIAGEN Shares, this defined term of ordinary shares in the Company's share capital does explicitly not include Fractional QIAGEN Shares.

Under Dutch law, the number of shares that may be issued in the share capital of a public limited liability company is limited by such company's authorized share capital as included in its articles of association. The Company's current authorized share capital as included in article 3.1 of the Company's articles of association may be insufficient in view of the number of QIAGEN Ordinary Shares that may need to be issued if the Top Up Option were to be exercised. To ensure that the Company's authorized share capital shall always be sufficient to allow for the issue of the number of QIAGEN Ordinary Shares subscribed for upon exercise of the Top Up Option, the Company and Thermo Fisher have agreed to amend the Company's articles of association to accommodate an increase to the Company's authorized share capital.
In this respect, the Supervisory Board proposes to the Annual General Meeting to resolve, subject to the Settlement having occurred, to amend the Company's articles of association in accordance with the draft deed of amendment of the Company's articles of association (Part II) as prepared by NautaDutilh N.V. This amendment shall not be implemented if (a) the Top Up Option is not exercised or (b) the Top Up Option is exercised and after completion of the implementation of such exercise, the Company's issued capital would comprise less than 278 million shares.
For the avoidance of doubt, the (increased) authorized share capital does not bestow any authorization upon the Management Board or the Supervisory Board to issue shares or grant rights to subscribe for shares in the Company's capital, beyond and above the authorizations proposed under agenda item 14 and under the Back-End Resolution.
A triptych containing an explanation to the proposed amendments of the articles of association (Part II) is made available at the Company's website www.qiagen.com/about-us/investors/, and at the offices of the Company, Hulsterweg 82, 5912 PL Venlo, The Netherlands, free of charge.
The resolution to amend the Company's articles of association includes the grant of an authorization to each member of the Managing Board, as well as each lawyer and (candidate) civil law notary practicing with, and each employee of, NautaDutilh N.V. to execute the deed of amendment of the Company's articles of association (Part II), and to undertake all other activities that the holder of such authorization deems necessary or useful in connection therewith.
(a) - Merger and Liquidation
The Company and Thermo Fisher have agreed that subject to the Settlement having occurred and the Merger Resolution having been adopted at the Subsequent EGM, Thermo Fisher may, or if the Top Up Option has been exercised and the Merger Resolution has been adopted, must decide to implement the Merger and Liquidation. The envisaged main steps of the Merger and Liquidation are further explained below. The items reflected under (a)(3) and (a)(4) may require shareholder approval under Section 2:107a of the Dutch Civil Code and are therefore part of the proposed Back-End Resolution. Items (a)(1) and (a)(2) are included to provide sufficient context.
(a)(1) – Statutory Triangular Merger
As a first step and in order to be able to effect the Merger, the Company will, at Thermo Fisher's election, incorporate a wholly-owned subsidiary, QIAGEN Newco, prior to the Settlement. In turn, QIAGEN Newco will incorporate a wholly-owned subsidiary, QIAGEN Newco Sub, prior to the Settlement. The Company, QIAGEN Newco and QIAGEN Newco Sub will jointly effect the Merger.
The Merger comprises of a statutory triangular merger under Dutch law (juridische driehoeksfusie) of the Company as disappearing company (verdwijnende vennootschap) into QIAGEN Newco Sub as acquiring company (verkrijgende vennootschap), with each holder of one or more shares in the Company's share capital immediately prior to effectuation of the Merger, receiving one or more shares[3] in the share capital of QIAGEN Newco on a share-for-share basis and by operation of law, all in accordance with article 2:309 et seq of the Dutch Civil Code. Pursuant to the Merger, QIAGEN Newco Sub will acquire all of the Company's assets and liabilities under universal succession of title, and the Company will cease to exist.
As the Merger must generally be effectuated within six (6) months from the announcement of the filing of the merger proposal and Settlement is expected to occur more than six (6) months after the convening of this Annual General Meeting, the Merger Resolution is not tabled for this Annual General Meeting. The Subsequent EGM will be held to propose to the Company's shareholders to adopt the Merger Resolution. At the Subsequent EGM, the Bidder will vote its QIAGEN Shares as of the record date for the Subsequent EGM and entitled to be voted on, in favor of the adoption of the Merger Resolution.
The Merger will be effected immediately after adoption of the Merger Resolution.
(a)(2) – Cash Payment, Cash Distribution and Preference Shares Cancellation
The Bidder will immediately after the effectuation of the Merger make the Cash Payment in an amount equal to (x) the Cash Distribution Amount (being an amount equal to (i) the Offer Price multiplied by (ii) the total number of QIAGEN Shares held beneficially or of record by the Minority Shareholders) minus (y) any cash paid as part of the payment of the Top Up Amount, to QIAGEN Newco Sub in exchange for a loan note. Immediately after the Merger becoming effective and the Cash Payment having been made, QIAGEN Newco Sub will make the Cash Distribution to its sole shareholder QIAGEN Newco, in an amount equal to (i) the Cash Distribution Amount, plus (ii), if applicable, the amount of the distribution in connection with the Preference Shares Cancellation as described in the next paragraph.

Immediately after the Cash Distribution having been made, QIAGEN Newco Sub will make an entity classification election to be treated as a corporation for U.S. federal tax purposes (the "QIAGEN Newco Sub Election").
If there are any QIAGEN Newco Preference Shares issued immediately following the Merger, QIAGEN Newco will cancel all such QIAGEN Newco Preference Shares against payment of a distribution to which the holders of such preference shares are entitled pursuant to QIAGEN Newco's articles of association, immediately after the QIAGEN Newco Sub Election having been made.
(a)(3) - Share Transfer (Part of Back-End Resolution)3
Subject to and following the effectuation of the Merger, QIAGEN Newco Sub will hold all of the assets and liabilities (including the Top Up Amount, if applicable) held by the Company immediately prior to the Merger. At that time, all shares in the share capital of QIAGEN Newco Sub are still held by QIAGEN Newco.
QIAGEN Newco and the Bidder and, if the Top Up Option is exercised, the Bidder Top Up Affiliate, will enter into the Share Transfer Agreement prior to the Merger becoming effective. Pursuant to the Share Transfer Agreement, QIAGEN Newco will sell and transfer all issued and outstanding shares in the share capital of QIAGEN Newco Sub to the Bidder and, if applicable, the Bidder Top Up Affiliate (or the respective nominees nominated to that end), against payment of an amount equal to (i) the Offer Price multiplied by (ii) the total number of QIAGEN Shares issued and outstanding immediately prior to the Merger becoming effective, minus (iii) the Cash Distribution Amount. The Share Transfer will be completed immediately after the QIAGEN Newco Sub Election having been made and, if applicable, the Preference Shares Cancellation having occurred.
(a)(4) – Dissolution of QIAGEN Newco (Part of Back-End Resolution)
Subject to and upon completion of the Share Transfer, QIAGEN Newco will be dissolved in accordance with Dutch law. Its assets and liabilities will be liquidated by the Liquidator, Stichting Liquidator QIAGEN[4], a foundation (stichting) organized under the laws of the Netherlands, and incorporated for such purpose. It is envisaged that, as promptly as practicable following an advance liquidation distribution in connection with the Liquidation, the Liquidator shall wind up the affairs of QIAGEN Newco and effectuate the Liquidation in full compliance with applicable law. Once the Liquidation is completed, QIAGEN Newco will cease to exist by operation of law.
In the Liquidation, all Minority Shareholders who did not tender their QIAGEN Shares under the Offer will ultimately receive for each QIAGEN Newco Share then held, cash in an amount equal to the Offer Price, without any interest being paid on such amount and less any applicable withholding taxes.
It should be noted in this respect that the Liquidation Distribution to be ultimately received by non-tendering QIAGEN Shareholders is generally subject to 15% Dutch dividend withholding tax to the extent that the Liquidation Distribution exceeds the average paid up capital recognized for Dutch dividend withholding tax purposes (which the Company expects to be the case), while the payment of the Offer Price to tendering QIAGEN Shareholders will generally not be subject to Dutch withholding taxes.
The actual resolution to dissolve QIAGEN Newco requires a resolution to that effect by the general meeting of QIAGEN Newco. Such resolution will be adopted by the Company as QIAGEN Newco's sole shareholder prior to the Settlement Date, and will be subject to completion of the Share Transfer.
(b) - Asset Sale and Liquidation
The Company and Thermo Fisher have agreed that subject to the Settlement having occurred and the Merger Resolution not having been adopted at the Subsequent EGM, Thermo Fisher may, or if the Top Up Option has been exercised, must decide to implement the Asset Sale and Liquidation. The main steps of the Asset Sale and Liquidation are further explained below. These steps require shareholder approval and are therefore to be resolved upon at the Annual General Meeting.
(b)(1) - Asset Sale (Part of Back-End Resolution)
If it is decided to implement the Asset Sale and Liquidation, the Company, the Bidder and, if the Top Up Option has been exercised, the Bidder Top Up Affiliate will immediately following the Subsequent EGM enter into the Asset Sale Agreement in respect of all of the Company's assets and liabilities at that time, except for a limited number of items that may be excluded. The Company will sell, assign and transfer all such assets and liabilities to the Bidder and, if applicable, the Bidder Top Up Affiliate or their respective nominees, for a purchase price in the amount of the Offer Price multiplied by the total number of QIAGEN Shares issued and outstanding immediately prior to the completion of the Asset Sale. The parties to the Asset Sale
3 For each QIAGEN Ordinary Share, one QIAGEN Newco Class A Share will be allotted. For each Fractional QIAGEN Share, one QIAGEN Newco Class B Share will be allotted. For each preference share in the Company's share capital, one QIAGEN Newco Preference Share will be allotted. Each QIAGEN Newco Class A Share and each QIAGEN Newco Preference Share will have equal economic entitlements with respect to the distribution of profits, reserves, cancellation payments and liquidation proceeds of QIAGEN Newco as the QIAGEN Ordinary Shares and preference shares currently have under the Company's articles of association. Each Fractional QIAGEN Share represents one-twenty-seventh (1/27th) of the value of a QIAGEN Ordinary Share, and each 27 Fractional QIAGEN Shares entitle the joint holders thereof, to the voting rights attached to one QIAGEN Ordinary Share. In light thereof, each QIAGEN Newco Class B Share will have one-twenty-seventh (1/27th) of the voting rights and economic entitlements of a QIAGEN Newco Class A Share.

Agreement will promptly implement the Asset Sale contemplated by such agreement, and take all necessary steps to complete the actions and transactions set forth therein.
Pursuant to Section 2:107a of the Dutch Civil Code, the resolution of the Managing Board to pursue the Asset Sale requires approval of the Company's shareholders.
(b)(2) - Dissolution of the Company (Part of Back-End Resolution)4
It is envisaged that, subject to and upon completion of the Asset Sale, the Company will be dissolved in accordance with Dutch law, and its assets and liabilities will be liquidated. It is furthermore envisaged that, as promptly as practicable following an advance liquidation distribution in connection with the Liquidation, the Liquidator shall wind up the affairs of the Company and effectuate the Liquidation in full compliance with applicable law. Once the Liquidation is completed, the Company will cease to exist by operation of law.
In the Liquidation, all Minority Shareholders who did not tender their QIAGEN Shares under the Offer will ultimately receive for each QIAGEN Share then held, cash in an amount equal to the Offer Price, without any interest being paid on such amount and less any applicable withholding taxes.
It should be noted in this respect that the Liquidation Distribution to be ultimately received by non-tendering QIAGEN Shareholders is generally subject to 15% Dutch dividend withholding tax to the extent that the Liquidation Distribution exceeds the average paid up capital recognized for Dutch dividend withholding tax purposes (which the Company expects to be the case), while the payment of the Offer Price to tendering QIAGEN Shareholders will generally not be subject to Dutch withholding taxes.
In connection with the contemplated dissolution of the Company, it is envisaged that the Liquidator will be appointed as the liquidator of the Company. The board of directors of the Liquidator shall initially consist of the Company. However, the Buyer and the Company will use their respective reasonable best efforts to procure that the board of directors of the Liquidator will be expanded with one or more professional liquidator(s) or similar service provider(s). It is contemplated that the Liquidator will be reimbursed reasonable salary and costs. Furthermore, it is intended that Quebec B.V. will be appointed as the custodian of the Company's books, records and other information carriers of the Company following its dissolution.
The dissolution of the Company and the related matters as described above require a resolution by or approval of the Company's General Meeting of Shareholders.

Conditional Back-End Resolution
In view of the above, the Supervisory Board and Managing Board propose to the Annual General Meeting to adopt the Back-End Resolution, and therefore, subject to the condition precedent of the Settlement having occurred, resolve to (i) grant the Top Up Option to the Bidder Top Up Affiliate, (ii) exclude the pre-emptive rights that would otherwise arise pursuant to the grant of the Top Up Option, (iii) amend the Company's articles of association in accordance with the proposed deed of amendment (Part II), (iv) subject to the Merger Resolution having been adopted at the Subsequent EGM, in accordance with and to the extent required under applicable law, including Section 2:107a of the Dutch Civil Code, (a) approve the resolution of the Managing Board to pursue, and cause QIAGEN Newco to pursue, the Share Transfer, subject to the Merger being effected, and (b) approve the dissolution of QIAGEN Newco, subject to the Share Transfer having been effected, and (v) subject to the Merger Resolution not having been adopted at the Subsequent EGM, (a) in accordance with Section 2:107a of the Dutch Civil Code, approve the resolution of the Managing Board to pursue the Asset Sale, and, subject to completion of the Asset Sale, (b) dissolve the Company in accordance with Section 2:19 of the Dutch Civil Code, (c) appoint Stichting Liquidator QIAGEN as the liquidator of the Company, (d) approve reimbursement of the Liquidator's reasonable salary and costs, and (e) appoint Quebec B.V. as the custodian of the Company's books and records following its dissolution.
Due to item (ii) of the Back-End Resolution (exclusion of pre-emptive rights), the adoption of the Back-End Resolution would require the affirmative vote of two-thirds of the votes cast at the Annual General Meeting if less than fifty percent (50%) of the Company’s issued share capital is represented at the Annual General Meeting. If fifty percent (50%) or more of the Company’s issued share capital is represented at the Annual General Meeting, the Back-End Resolution shall be validly adopted if adopted by a simple majority of the votes cast at the Annual General Meeting. Adoption of the Back-End Resolution is an Offer Condition. If the Back-End Resolution is not adopted at the Annual General Meeting, the Settlement may not occur.
THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR THIS ITEM. COMPLETED PROXY CARDS WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.

4 To be incorporated prior to the AGM.

Explanatory Note to Item 19 — Conditional (Re-)Appointment of Supervisory Directors
It is contemplated that in connection with the Offer, changes will be made to the composition of the Supervisory Board such that as per the Settlement, the Supervisory Board will be comprised of seven individuals identified by Thermo Fisher, of whom two shall qualify as independent within the meaning of the Dutch Corporate Governance Code (the "Independent Members").
Thermo Fisher has proposed to the Company's Joint Meeting to make a binding nomination for the (re)appointment of the following persons as members of the Supervisory Board, subject to and as per the Settlement:
Dr. Håkan Björklund (as Independent Member);
Mr. Michael A. Boxer;
Mr. Paul G. Parker;
Mr. Gianluca Pettiti;
Mr. Anthony H. Smith;
Ms. Barbara W. Wall (as Independent Member); and
Mr. Stefan Wolf.
Reference is made to the second paragraph of the Explanatory Notes to Agenda Items 9 and 10 for a general explanation on the procedure for appointment of Supervisory Directors as included in the Company's articles of association. This procedure applies mutatis mutandis to the proposal reflected under this Agenda Item 19.
In accordance with the Company's articles of association, by unanimous written consent, the Supervisory Board and the Managing Board at the Joint Meeting (i) determined that as from the Settlement, the Supervisory Board will consist of seven members, and (ii) resolved to make a binding nomination for the election of the following persons as members of the Supervisory Board, for a term beginning as of the Settlement and, with respect to the two Independent Members, ending at the Completion Date:
•Nomination for position no. 1: Dr. Håkan Björklund (as Independent Member);
•Nomination for position no. 2: Mr. Michael A. Boxer;
•Nomination for position no. 3: Mr. Paul G. Parker;
•Nomination for position no. 4: Mr. Gianluca Pettiti;
•Nomination for position no. 5: Mr. Anthony H. Smith;
•Nomination for position no. 6: Ms. Barbara W. Wall (as Independent Member);
•Nomination for position no. 7: Mr. Stefan Wolf;
The Supervisory Board believes that these nominees meet the criteria for Supervisory Board positions and that they will deliver significant contributions to the Supervisory Board in view of their broad international, financial and management experience, integrity and ethics. The experience and qualifications of each nominee to the Supervisory Board are described below, together with a brief summary of the background of each of the Supervisory Directors nominees. In respect of Dr. Håkan Björklund, reference is made to the summary included in the Explanatory Notes to Agenda Items 9 and 10.
Michael A. Boxer, 58, is Senior Vice President and General Counsel of Thermo Fisher. Prior to joining Thermo Fisher in 2018, Mr. Boxer spent more than 20 years at Luxottica Group S.p.A., where he held a number of senior business and legal roles and lastly served as Executive Vice President and Group General Counsel. He holds a bachelor's degree in political science from Columbia University and a law degree from New York University School of Law.
Paul G. Parker, 56, is Vice President of Strategy and Corporate Development at Thermo Fisher, with responsibility for corporate strategy, mergers and acquisitions, and other corporate development opportunities. Prior to joining Thermo Fisher in 2020, Mr. Parker served as Co-Chairman of the Global Mergers and Acquisitions Group in the Investment Banking Division for Goldman Sachs & Co. as well as on the firm's Partnership Committee and on the Investment Banking Senior Leadership Council. He has more than 30 years of M&A banking experience in multiple sectors and geographies. Mr. Parker holds a bachelor's degree in international studies from the University of North Carolina at Chapel Hill and an MBA with distinction from Harvard Business School.
Gianluca Pettiti, 42, is Senior Vice President and President, Specialty Diagnostics at Thermo Fisher, after having served as President, Biosciences in 2018 and 2019. From 2015 through 2017, Mr. Pettiti led Thermo Fisher's business in China. He joined Thermo Fisher through the acquisition of Life Technologies in 2014, where he was serving as President, Greater China. Mr. Pettiti joined Life Technologies in 2006, serving in finance leadership roles in Europe before becoming Vice President and General Manager of the Latin America business in 2010 and assuming leadership of Greater China in 2013. He served as a member of the Global Future Council on Health and Healthcare of the World Economic Forum from 2016 to 2018. Mr. Pettiti holds a Master of Science degree in engineering from Politecnico di Torino in Italy.
Anthony H. Smith, 58, has been Treasurer of Thermo Fisher since 2008 and served as Vice President of Taxation at Thermo Fisher from 2004 through 2012. Prior to joining Thermo Fisher in 2004, he was an international tax partner at PriceWaterhouse Coopers. Mr. Smith serves on the boards of a number of Thermo Fisher's wholly-owned subsidiaries, including the board of Patheon B.V., a (formerly listed) Dutch company, since the acquisition of Patheon by Thermo Fisher in 2017. He holds a Bachelor's of Science in Economics and Accounting from Loughborough University in England, and is a chartered accountant and a member of ICAEW.
Barbara W. Wall, 65, is a director of Gannett Co., Inc., the largest local news organization in the United States with 260 daily newspapers and the national daily USA TODAY, and served as Gannett's Interim Chief Operating Officer in 2019 and as Gannett's Senior Vice President and Chief Legal Officer from 2015 through 2019. Ms. Wall previously held various other positions with Gannett's former parent company (now known as Tegna, Inc.), where she worked for thirty years, including as Senior Associate General Counsel and Chief Ethics and Compliance Officer. Ms. Wall holds a bachelor's degree in English and American studies from The University of Virginia and a law degree from University of Virginia Law School.
Stefan Wolf, 55, is Divisional President of the Immuno Diagnostics Division at Thermo Fisher. Mr. Wolf is also a board member at CellaVision AB, a listed Swedish medical technology company. Prior to joining Thermo Fisher in 2016, he held various positions at Siemens Healthineers, lastly as CEO Hemostasis, Hematology and Specialties Diagnostics. Mr. Wolf holds
Share Ownership
The following table sets forth certain information as of January 31, 2020 concerning the ownership of QIAGEN Shares by each nominee for the Supervisory Board. In preparing the following table, the Company has relied on information furnished by such persons.

Name and Country of Residence	Number of Shares Beneficially Owned(1)(2)
Dr. Håkan Björklund, Sweden	—
Mr. Michael A. Boxer, United States of America	—
Mr. Paul G. Parker, United States of America	—
Mr. Gianluca Pettiti, United States of America	—
Mr. Anthony H. Smith, United States of America	—
Ms. Barbara W. Wall, United States of America	—
Mr. Stefan Wolf, Germany	—
___________
(1) The number of QIAGEN Shares outstanding as of January 31, 2020 was 227,626,974. The persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them and have the same voting rights as other shareholders with respect to QIAGEN Shares.
(2) Does not include Common Shares subject to options or awards held by such persons as at January 31, 2020.

The Joint Meeting of the Supervisory Board and the Managing Board proposes to the shareholders to vote for each of the above nominees individually for appointment to our Supervisory Board, subject to and as per the Settlement. Pursuant to the Business Combination Agreement, the Supervisory Directors who are not reappointed under this Agenda Item 19, being Mr. Bancel, Dr. Colpan, Dr. Levine, Dr. Mardis, Mr. Rosen and Ms. Tallett (provided each of them is reappointed as proposed under Agenda Item 9 and still in office immediately prior to the Settlement), will voluntarily resign from the Supervisory Board as per the Settlement.
THE SUPERVISORY BOARD AND THE MANAGING BOARD ACTING TOGETHER AT THE JOINT MEETING UNANIMOUSLY RECOMMEND THE (RE)APPOINTMENT OF EACH PROPOSED NOMINEE TO THE SUPERVISORY BOARD SUBJECT TO AND AS PER THE SETTLEMENT. COMPLETED PROXY CARDS WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED
Explanatory Note to Item 20 — Conditional Discharge of Supervisory Directors
In connection with the recommended Offer, the shareholders of the Company are being asked to, subject to the Settlement having occurred, accept the resignation of the voluntarily resigning members of the Supervisory Board, being Mr. Bancel, Dr. Colpan, Dr. Levine, Dr. Mardis, Mr. Rosen and Ms. Tallett (provided each of them is reappointed as proposed under Agenda Item 9 and still in office immediately prior to the Settlement), and grant such members of the Supervisory Board full and final discharge from liability for their acts of supervision up to the date of the Annual General Meeting, provided that no discharge shall be given to any Supervisory Board member for acts as a result of fraud (bedrog), gross negligence (grove schuld) or willful misconduct (opzet) of such Supervisory Board member.
THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR THIS ITEM. COMPLETED PROXY CARDS WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.
Explanatory Note to Item 21 — Conditional Amendment of the Company's Articles of Association (Part III)
The Company and Thermo Fisher have agreed that, if Thermo Fisher so requests, the QIAGEN Shares will be delisted from the New York Stock Exchange and the Frankfurt Stock Exchange as soon as possible after the Settlement. The current articles of association of the Company contain provisions that are mandatory or typical for listed companies but do not apply to or are less suitable for a non-listed entity. The Company's Supervisory Board therefore proposes to the Annual General Meeting to amend the Company's articles of association to make them better suited to the Company's post-delisting situation.
A verbatim text of the proposed articles of association (Part III) is made available at the Company's website (www.qiagen.com/about-us/investors/), and at the offices of the Company, Hulsterweg 82, 5912 PL Venlo, The Netherlands, free of charge. Shareholders are encouraged to read the proposed articles of association carefully and in its entirety.
The resolution to amend the Company's articles of association includes the grant of an authorization to each member of the Managing Board, as well as each lawyer and (candidate) civil law notary practicing with, and each employee of, NautaDutilh N.V. to execute the deed of amendment of the Company's articles of association (Part III), and to undertake all other activities that the holder of such authorization deems necessary or useful in connection therewith.
This resolution to amend the Company's articles of association is conditioned upon, and subject to, the delisting of the QIAGEN Shares from the New York Stock Exchange and the Frankfurt Stock Exchange. The amendment to the Company's articles of association shall become effective upon the execution of the notarial deed of amendment of the Company's articles of association (Part III).
THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR THIS ITEM. COMPLETED PROXY CARDS WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.

COMMITTEES OF THE SUPERVISORY BOARD, MEETINGS AND
SHAREHOLDER COMMUNICATIONS TO THE BOARD

Meeting Attendance. During Calendar Year 2019, there were five (5) meetings of the Supervisory Board, and the various committees of the Supervisory Board met a total of sixteen (16) times. No Supervisory Director attended fewer than seventy-five percent (75%) of the total number of meetings of the Supervisory Board and of committees of the Supervisory Board on which he or she served during Calendar Year 2019.
Committees of the Supervisory Board. The Supervisory Board has established an Audit Committee, a Compensation Committee, a Selection and Appointment Committee and a Science and Technology Committee from among its members and can establish other committees as deemed beneficial. The Supervisory Board has approved charters under which each of the committees operates. These charters are published on our website www.qiagen.com. The committees are comprised of the following members:

_____________

(1) Prof. Dr. Manfred Karobath served as a member of the Compensation Committee, as a member of the Science and Technology Committee and as the Chairman of the Selection and Appointment Committee until June 2018.

        We believe that all of our Supervisory Directors meet the independence requirements set forth in the Dutch Corporate Governance Code (the "Dutch Code"). We further believe that all Supervisory Board Directors qualify as independent under the independence standards set forth in the New York Stock Exchange (the "NYSE") Listed Company Manual. Pursuant to the NYSE rules, a majority of the Supervisory Directors must qualify as independent, as defined in the Rules.
Audit Committee. The Audit Committee currently consists of three members, Mr. Rosen (Chair), Ms. Tallett and Mr. Bancel, and meets at least quarterly. The Audit Committee members are appointed by the Supervisory Board and serve for a term of one year. We believe that all members of our Audit Committee meet the independence requirements as set forth in Rule 10A-3 of the Securities Exchange Act of 1934, as amended, and the NYSE Listed Company Manual. The Board has designated Mr. Rosen as an “audit committee financial expert” as that term is defined in the United States Securities and Exchange Commission rules adopted pursuant to the Sarbanes-Oxley Act of 2002 and as defined in provisions III.3.2 and III.5.7 of the Dutch Code. The Audit Committee performs a self-evaluation of its activities on an annual basis.
The Audit Committee's primary duties and responsibilities include, among other things, to serve as an independent and objective party to monitor the Company's accounting and financial reporting process and internal risk management, control and compliance systems. The Audit Committee also is directly responsible for proposing the external auditor to the Supervisory Board, which then proposes the appointment of the external auditor to the General Meeting. Further, the Audit Committee is responsible for the compensation and oversight of the Company’s external auditor and for providing an open avenue of communication among the external auditor as well as the Management Board and the Supervisory Board. Our Internal Audit department operates under the direct responsibility of the Audit Committee. Further, the Audit Committee is responsible to establish procedures to allow for the confidential and or anonymous submission by employees of concerns. Additionally, this includes the receipt, retention and treatment of submissions received regarding accounting, internal accounting controls, or auditing matters. The Audit Committee discusses our financial accounting and reporting principles and policies and the adequacy of our internal accounting, financial and operating controls and procedures with the external auditor and management; considers and approves any recommendations regarding changes to our accounting policies and processes; reviews with management and the external auditor our quarterly earnings reports prior to their release to the press; and reviews the quarterly and annual reports (reported on Forms 6-K and 20-F) to be furnished to or filed with the Securities and Exchange Commission and the Deutsche Börse. The Audit Committee met seven times in 2019 and met with the external auditor excluding members of the Managing Board in July and October 2019. The Audit Committee reviews major financial risk exposures, pre-approves related-party transactions between the Company and members of the Supervisory Board or Managing Board, and reviews any legal matter including compliance topics that could have a significant impact on the financial statements.
Compensation Committee. The Compensation Committee’s primary duties and responsibilities include, among other things, the preparation of a proposal for the Supervisory Board concerning the Remuneration Policy for the Managing Board to be adopted by the General Meeting, the preparation of a proposal concerning the individual compensation of Managing Board members to be adopted by the Supervisory Board and the preparation of the Remuneration Report on compensation policies for the Managing Board to be adopted by the Supervisory Board. The Compensation Committee reviews and approves all equity-based compensation, reviews and approves the annual salaries, bonuses and other benefits of executive officers, and reviews general policies relating to employee compensation and benefits. The Remuneration Report reviews the implementation of the Remuneration Policy in the most recent year and provides an outline of the Remuneration Policy for the future. The Remuneration Report is published on our website: www.qiagen.com. The Compensation Committee engages external consultants to ensure that the overall remuneration levels are benchmarked regularly, against a selected group of companies and key markets in which QIAGEN operates. The Compensation Committee currently consists of three members, Ms. Tallett (Chair), Mr. Bancel and Dr. Björklund. Members are appointed by the Supervisory Board and serve for a term of one year. The Compensation Committee met five times in 2019.
Selection and Appointment Committee. The Selection and Appointment Committee is primarily responsible for the preparation of selection criteria and appointment procedures for members of the Supervisory Board and Managing Board as well as the periodic evaluation of the scope and composition of the Managing Board and the Supervisory Board, including the profile of the Supervisory Board. Additionally, the Selection and Appointment Committee periodically evaluates the functioning of individual members of the Managing Board and Supervisory Board, reporting these results to our Supervisory Board. It also proposes the (re-)appointments of members of our Managing Board and Supervisory Board and supervises the policy of our Managing Board in relation to selection and appointment criteria for senior management. Current members of the Selection and Appointment Committee are Dr. Björklund (Chair), Dr. Colpan and Ms. Tallett. Members are appointed by the Supervisory Board and serve for a one-year term. In the context of the 2019 departure of the Chief Executive Officer, the Chair of the Supervisory Board invited all members of the Supervisory Board to participate in the resulting succession process. Consequently, these matters were discussed during Supervisory Board meetings and teleconferences and not in the forum of the Selection and Appointment committee, which did not formally meet in 2019.
Science and Technology Committee. The Science and Technology Committee is primarily responsible for reviewing and monitoring research and development projects, programs, budgets, infrastructure management and overseeing the management risks related to the Company's portfolio and information technology platforms. The Science and Technology Committee provides understanding, clarification and validation of the fundamental technical basis of the Company's businesses in order to enable the Supervisory Board to make informed, strategic business decisions and vote on related matters, and to guide the Managing Board to ensure that powerful, global, world-class science is developed, practiced and leveraged throughout the Company to create shareholder value. The current members of the Science and Technology Committee are Dr. Colpan (Chair), Dr. Levine, Mr. Bancel and Dr. Mardis. Members are appointed by the Supervisory Board and serve for a term of one year. The Science and Technology Committee met four times in 2019.
Shareholder Communications to the Board. Generally, shareholders who have questions or concerns should contact our Investor Relations department at +49-2103-29-11709. However, any shareholders who wish to address questions regarding our business directly with the Supervisory Board, or any individual Supervisory Director, should direct questions in writing to the Chair of the Supervisory Board, QIAGEN N.V., Hulsterweg 82, 5912 PL Venlo, The Netherlands.
ADDITIONAL INFORMATION REGARDING COMPENSATION OF MANAGING DIRECTORS
The following section summarizes the compensation of the Managing Directors. More detailed information on the way our Remuneration Policy was executed in 2019 can be found in the Remuneration Report of the Supervisory Board which is published on our website (www.qiagen.com).
The objective of our Remuneration Policy for the members of the Managing Board is to attract and retain the talented, highly qualified international leaders and skilled individuals, who enable us to achieve our short and long-term strategic initiatives and operational excellence. Our Remuneration Policy for the members of the Managing Board aligns remuneration with individual performance, corporate performance and fosters sustainable growth and long-term value creation in the context of our social responsibility and stakeholders’ interest.
The Remuneration Policy for the members of the Managing Board and overall remuneration levels are regularly reviewed by an independent compensation consulting firm and benchmarked, against a selected group of companies and key markets in which we operate, to ensure overall competitiveness. We participate in various compensation benchmarking surveys that provide information on the level, as well as the structure, of compensation awarded by various companies and industries for a broad range of positions around the world. The companies in the peer group are selected on the basis of market capitalization, competitors for talent, similar complexity and international spread, operating in similar industries.
The performance of the Managing Board members is measured annually against a written set of goals. The remuneration of the Managing Board members is linked to the achievement of our strategic and financial goals. To ensure that remuneration is linked to performance, a significant proportion of the remuneration package is variable and contingent on performance of the individual and the Company. These goals are set at ambitious levels each year to motivate and drive performance, with a focus on achieving both long term strategic initiatives and short-term objectives based on the annual operative planning. Performance metrics used for these goals include the achievement of financial and non-financial targets.

The remuneration package of the Managing Board members currently consists of a combination of base salary, a short-term variable cash award and several elements of long-term incentives (together, “total direct compensation”). In addition, the members of the Managing Board currently receive a pension arrangement and other benefits that are standard in our industry, such as a company car.
The total target remuneration package of the Managing Board members is appropriately set against a variety of factors which includes external and internal equity, experience, complexity of the position, scope and responsibilities. We aim to provide the members of the Managing Board a total direct compensation at market median level.
The structure of the remuneration package for the Managing Board is designed to balance short term operational excellence with long term sustainable value creation while taking into account the interests of our stakeholders. As such, a significant part of the total remuneration of the Managing Board members consist of variable remuneration which can differ substantially from year to year depending on our corporate results and individual performance and may include equity-based compensation which may be subject to vesting conditions over a period of time up to ten years. The remuneration policies for the Managing Board and for other senior management members of the Company are generally aligned and consistent.
The compensation granted to the members of the Managing Board in 2019 consisted of a fixed salary and variable components, with the significant majority of compensation awarded in the form of our performance stock units that are restricted for a long multi-year period to align management with the interests of shareholders and other stakeholders. Variable compensation included long-term equity incentives that were awarded based on individual performance as well as equity awards in lieu of the value of the annual cash bonus.
The existing remuneration policy for the Managing Board provides that annual regular equity-based compensation grants to members of the Managing Board will primarily consist of performance stock units. Grants of stock options and restricted stock units which are based on time vesting only shall be reserved for use as special equity incentive rewards in certain situations.
Stock options, if granted, to the Managing Board members must have an exercise price that is higher than the market price at the time of grant. Restricted Stock Units granted to the Managing Board members, vest over a 10-year period. Performance Stock Units are subject to long-term vesting periods and contingent upon the achievement of several financial goals over a multi-year period.
For the year ended December 31, 2019, the Managing Board members and Interim Chief Executive Officer received the following compensation:

	Annual Compensation				Long-Term Compensation
Name	Fixed Salary	Variable Cash Bonus	Other (3)	Total	Defined Contribution Benefit Plan	Performance Stock Units Granted(2)

Thierry Bernard	$650,000	500,000	34,000	$1,184,000	$24,000	99,869
Peer M. Schatz(1)	$910,000	—	6,571,000	$7,481,000	$65,000	430,982
Roland Sackers	$560,000	249,000	40,000	$849,000	$76,000	141,131
  ____________________
(1) Mr. Schatz’s contract as Managing Director and Chief Executive Officer concluded effective September 30, 2019 and he continues as a Senior Advisor until June 30, 2021.
(2) The Performance Stock Units Granted amount includes the number of performance stock units granted to each Managing Board member in 2019 for the conversion of 2018 cash bonus earned by each Managing Board member in 2018. In 2019, Mr. Schatz received 60,982 performance stock units and Mr. Sackers received 21,131 performance stock units.
(3) Amounts include, among others, car lease and reimbursed personal expenses such as tax consulting. Additionally, amounts for Mr. Schatz include separation payments due upon the conclusion of his agreement. We also occasionally reimburse our Managing Directors’ personal expenses related to attending out-of-town meetings but not directly related to their attendance. Amounts do not include the reimbursement of certain expenses relating to travel incurred at the request of QIAGEN, other reimbursements or payments that in total did not exceed $10,000 or tax amounts paid by the Company to tax authorities in order to avoid double-taxation under multi-tax jurisdiction employment agreements.

The following table sets forth the options of our Managing Board member as of January 31, 2020:

Name	Total Vested Options	Expiration Dates	Exercise Prices
Roland Sackers	135,739	2/26/2021 to 2/28/2023	$15.59 to $22.25

UNOFFICIAL TRANSLATION1
PROPOSED AMENDMENTS OF THE ARTICLES OF ASSOCIATION OF
QIAGEN N.V.
(PART I)

The triptych below contains the proposed amendment to the articles of association of QIAGEN N.V. as proposed under agenda item 17 of the agenda for QIAGEN's general meeting to be held on June 30, 2020 (the "Meeting"). The Dutch version of this document can be found on QIAGEN's website (https://corporate.qiagen.com/investor-relations).

_____________________________________

1 This document contains an unofficial English translation of the Company's current articles of association and the proposed amendments thereto. In the event of a conflict between the Dutch and English text of the proposed articles of association, the Dutch text, as published on the Company's website, is decisive.

DEED OF AMENDMENT OF THE ARTICLES OF ASSOCIATION OF QIAGEN N.V.
On the [●] day of [●] two thousand and [●] appears before me, [Professor Martin van Olfeen], civil law notary in Amsterdam:
[●].
The person appearing declares that on the [thirieth day of June two thousand and twenty] the general meeting of QIAGEN N.V., a public limited liability company, with corporate seat in Venlo, the Netherlands, address at Hulsterweg 82, 5912 PL Venlo, the Netherlands and Trade Register number 12036979 (the "Company"), resolved to amend the articles of association of the Company and to authorise the person appearing to execute this deed. Pursuant to those resolutions the person appearing declares that [he][she] amends the Company's articles of association as follows:
This concerns the preamble of the deed of amendment of the articles of association.
UNOFFICIAL TRANSLATION CURRENT ARTICLES OF ASSOCIATION QIAGEN N.V.	UNOFFICIAL TRANSLATION PROPOSED AMENDMENT	EXPLANATION
22.1 The supervisory board shall consist of such number of members as the Joint Meeting may from time to time determine, with a minimum of three members. Notwithstanding the provisions of paragraph 2 of this article the supervisory directors shall be appointed by the general meeting upon the Joint Meeting having made a binding nomination for each vacancy. Article 15, paragraph 2 applies equally. The supervisory directors appointed by the general meeting shall be appointed for the period commencing on the date following the annual general meeting which must be held by virtue of section 2:108.2, Civil Code up to and including the date of that meeting held in the following financial year.
22.1 The supervisory board shall consist of such number of members as the Joint Meeting may from time to time determine, with a minimum of three members. Notwithstanding the provisions of paragraph 2 of this article the supervisory directors shall be appointed by the general meeting upon the Joint Meeting having made a binding nomination for each vacancy. Article 15, paragraph 2 applies equally~~. The supervisory directors appointed by the general meeting shall be appointed for the period commencing on the date following the annual general meeting which must be held by virtue of section 2:108.2, Civil Code up to and including the date of that meeting held in the following financial year.~~, except for the last sentence of such paragraph.
On March 3, 2020, Thermo Fisher Scientific Inc. ("Thermo Fisher") and QIAGEN N.V. (the "Company") entered into a business combination agreement (the "BCA") relating to Thermo Fisher's intention to indirectly acquire the Company by way of a full public tender offer to be made by a wholly-owned subsidiary of Thermo Fisher subject to the terms and conditions and the mutual understanding of the Company and Thermo Fisher set out in the BCA.

As contemplated by the BCA, the Meeting will be asked to resolve upon the appointment of persons identified by Thermo Fisher to the Company's supervisory board as per the Settlement (as defined in the BCA). Please see the explanatory notes to item 19 of the agenda for the Meeting for further details on this appointment.

The contemplated term of appointment deviates from the provisions as currently included in the Company's articles of association. It is therefore proposed to amend the Company's articles of association in order to facilitate the appointment of the supervisory directors as proposed under agenda item 19 as per the Settlement.
A document in evidence of the resolutions, referred to in the head of this deed, is attached to this deed.
The original copy of this deed was executed in Amsterdam, on the date mentioned at the top of this deed. I summarised and explained the substance of the deed. The individual appearing before me confirmed having taken note of the deed's contents and having agreed to a limited reading of the deed. I then read out those parts of the deed that the law requires. Immediately after this, the individual appearing before me, who is known to me, and I signed the deed.		This concerns the final provision of the deed of amendment of the articles of association

UNOFFICIAL TRANSLATION1
PROPOSED AMENDMENTS OF THE ARTICLES OF ASSOCIATION OF
QIAGEN N.V.
(PART II)

The triptych below contains the proposed amendment to the articles of association of QIAGEN N.V. as proposed under agenda item 18 of the agenda for QIAGEN's general meeting to be held on June 30, 2020 (the "Meeting"). The Dutch version of this document can be found on QIAGEN's website (https://corporate.qiagen.com/investor-relations).

_____________________________________

1 This document contains an unofficial English translation of the Company's current articles of association and the proposed amendments thereto. In the event of a conflict between the Dutch and English text of the proposed articles of association, the Dutch text, as published on the Company's website, is decisive.

DEED OF AMENDMENT OF THE ARTICLES OF ASSOCIATION OF QIAGEN N.V.
On this day, the [●] day of [●] two thousand and twenty, appeared before me, [Paul Cornelis Simon van der Bijl], civil law notary at Amsterdam, the Netherlands: [●].
The person appearing before me declared that the general meeting of QIAGEN N.V., a public company with limited liability under Dutch law, having its corporate seat at Venlo, the Netherlands (address: Hulsterweg 82, 5912 PL Venlo, the Netherlands, trade register number: 12036979) (the "Company"), at a general meeting held on the thirtieth day of June two thousand and twenty, decided, among other things, to amend the Company's article of association (the "Articles of Association") in part. A copy of [an extract of] the minutes of the abovementioned meeting (the "[Extract][Minutes]") will be attached to this Deed as an annex.
In order to carry out the abovementioned decision to amend the Articles of Association, the person appearing declared to hereby amend the Articles of Association in part, as set out below:
This concerns the preamble of the deed of amendment of the articles of association.
UNOFFICIAL TRANSLATION CURRENT ARTICLES OF ASSOCIATION QIAGEN N.V.	UNOFFICIAL TRANSLATION PROPOSED AMENDMENT	EXPLANATION
3.1 The authorised capital of the company amounts to nine million euro (EUR 9,000,000), divided into four hundred and ten million (410,000,000) ordinary shares of one eurocent (EUR 0.01) each, forty million (40,000,000) financing preference shares of one eurocent (EUR 0.01) each and four hundred and fifty million (450,000,000) preference shares of one eurocent (EUR 0.01) each.

Alternative A:
3.1 The authorised capital of the company amounts to thirteen million nine hundred thousand euro (EUR 13,900,000.00), divided into nine hundred million (900,000,000) ordinary shares of one eurocent (EUR 0.01) each, forty million (40,000,000) financing preference shares of one eurocent (EUR 0.01) each and four hundred and fifty million (450,000,000) preference shares of one eurocent (EUR 0.01) each.

Alternative B:
3.1 The authorised capital of the company amounts to forty-five million euro and one eurocent (EUR 45,000,000.01), divided into four billion ten million one (4,010,000,001) ordinary shares of one eurocent (EUR 0.01) each, forty million (40,000,000) financing preference shares of one eurocent (EUR 0.01) each and four hundred and fifty million (450,000,000) preference shares of one eurocent (EUR 0.01) each.

On March 3, 2020, Thermo Fisher Scientific Inc. ("Thermo Fisher") and QIAGEN N.V. (the "Company") entered into a business combination agreement (the "BCA") relating to Thermo Fisher's intention to indirectly acquire the Company by way of a full public tender offer to be made by a wholly-owned subsidiary of Thermo Fisher subject to the terms and conditions and the mutual understanding of the Company and Thermo Fisher set out in the BCA.
As contemplated by the BCA, the Meeting will be asked to resolve upon the grant of the Top Up Option (as defined by the BCA) to an affiliate of Thermo Fisher. Please see the explanatory notes to item 18 of the agenda for the Meeting for further details on the Top Up Option.
If the Top Up Option would be exercised in the manner contemplated by the BCA (the "Top Up Exercise"), the Company's issued capital may exceed its current authorised capital, which is not allowed under Dutch law. Consequently, it is proposed to the Meeting to resolve upon an increase of the Company's authorised, such that the Top Up Exercise is facilitated (subject to the terms and conditions of the BCA).
Alternative A will be implemented if, after completion of the implementation of the Top Up Exercise, the Company's issued capital comprises at least 278,000,000 shares, but not more than 900,000,000 shares.
Alternative B, which will be implemented if, immediately after the implementation of the Top Up Exercise, the Company's issued capital amounts comprises more than 900,000,000 shares.
To avoid misunderstandings, no change to the Company's authorised capital will be made if the Top Up Option will not be exercised or if, after completion of the implementation of the Top Up Exercise, the Company's issued capital comprises less than 278,000,000 shares.

FINAL STATEMENTS
Finally, the person appearing declared:
–as a consequence of the execution of this Deed, the condition precedent included in a deed of issue [●]([●]) ordinary shares by the Company has been satisfied, as a consequence of which the Company's issued capital immediately following the execution of this Deed shall amount to [●] eur (EUR [●]); and
–as evidenced by the [Extract][Minutes], the person appearing has been authorised to execute this Deed.
The person appearing is known to me, civil law notary.
This Deed was executed in Amsterdam on the date mentioned in its heading.
After I, civil law notary, had conveyed and explained the contents of the Deed in substance to the person appearing, the person appearing declared to have taken note of the contents of the Deed, to be in agreement with the contents and not to wish them to be read out in full. Following a partial reading, the Deed was signed by the person appearing and by me, civil law notary.
This concerns the final provisions of the deed of amendment of the articles of association.
These final provisions shall reference the issuance by the Company of ordinary shares in its capital pursuant to the Top Up Exercise, which issuance would be conditional upon the execution of the deed of amendment if the Top Up Exercise would lead to a situation in which the Company's issued capital would exceed its current authorised capital.

PROPOSED ARTICLES OF ASSOCIATION
PART III

Note: this is a translation into English of the official Dutch version of the articles of association of a public company with limited liability under Dutch law. Definitions included in Article 1 below appear in the English alphabetical order, but will appear in the Dutch alphabetical order in the official Dutch version. In the event of a conflict between the English and Dutch texts, the Dutch text shall prevail.

ARTICLES OF ASSOCIATION
DEFINITIONS AND INTERPRETATION
Article 1
1.1 In these articles of association the following definitions shall apply:

Article	an article of these articles of association.
Company	the legal entity to which these articles of association relate.
DCC	the Dutch Civil Code.
General Meeting	the body formed by Persons with Meeting Rights, or a meeting of Persons with Meeting Rights.
Group Company	a legal entity or partnership with which the Company forms an economic and organisational unit.
Management Board	the management board of the Company.
Meeting Rights	with respect to the Company, the rights attributed by law to the holders of depository receipts issued for shares with a company's cooperation, including the right to attend and address a General Meeting.
Person with Meeting Rights	a party with voting rights in the General Meeting and/or Meeting Rights.
Shareholder	a holder of shares in the capital of the Company.
Simple Majority	more than fifty percent (50%) of the votes cast.
Subsidiary	a subsidiary of the Company within the meaning of Section 2:24a DCC.
Supervisory Board	the supervisory board of the Company.

1.2  Terms that are defined in the singular shall have the corresponding meaning in the plural and vice versa.
1.3 The term "written" or "in writing" shall also include the use of electronic means of communication.

NAME AND SEAT
Article 2
2.1 The name of the Company is QIAGEN N.V.
2.2 It has its corporate seat at Venlo.
OBJECTS
Article 3
The objects of the Company are:
a.to incorporate, acquire, participate in, finance, manage and to have any other interest in other companies or enterprises of any nature;
b.to perform activities in the field of the biotechnology industry;
c.to acquire, to manage, to invest, to exploit, to encumber and to dispose of assets and liabilities;
d.to raise funds, including by way of securities, bank loans, bond issues, notes, and to borrow in any other way, to lend, to provide guarantees, to provide security, to warrant performance in any other way and to assume liability, whether jointly and severally or otherwise, in respect of obligations of Group Companies or other parties, and to perform all acts which in the broadest sense of the term, may be connected with or may be conducive to the foregoing.
SHARES – CAPITAL1
Article 4
4.1  The Company's authorised share capital amounts to [●] euro (EUR [●]).
4.2 The authorised share capital is divided into [●] ([●]) ordinary shares, each having a nominal value of one eurocent (EUR 0.01).
4.3 The shares shall be registered shares and shall be numbered consecutively, starting from 1.
4.4 At least one share must be held by a party other than, and not on behalf of, the Company or any of its Subsidiaries.
SHARES - FRACTIONAL SHARES
Article 5
5.1 Each ordinary share may consist of twenty-seven (27) fractional shares. Each fractional share represents one/twenty-seventh (1/27) portion of an ordinary share.
5.2 Every fractional share shall be in registered form.
5.3 Without prejudice to the other provisions in this Article 5, the provisions of Title 4 of Book 2 DCC on shares and shareholders shall apply accordingly to fractional shares and holders of fractional shares, to the extent not stipulated otherwise in those provisions.
5.4 The provisions of these articles of association with respect to shares and Shareholders shall apply accordingly to fractional shares and holders of fractional shares, to the extent not stipulated otherwise in those provisions.
5.5 A holder of one or more fractional shares may exercise the Meeting Rights and voting rights attached to an ordinary share together with one or more other holders of one or more fractional shares to the extent the total number of fractional shares held by such holder(s) of fractional shares equals twenty-seven (27) or a multiple thereof. These rights shall be exercised either by one of them who has been authorized to that effect by the others in writing, or by a proxy authorized to that effect by those holders of fractional shares in writing.
5.6 Every holder of a fractional share is entitled to one/twenty-seventh (1/27) part of any (interim) dividend and any other distribution declared with respect to an ordinary share.
5.7 In the event the holder of one or more fractional shares acquires such number of fractional shares that the total number of fractional shares held by it at least equals twenty-seven (27) then each time twenty-seven (27) fractional shares held by it shall by operation of law be consolidated into one (1) ordinary share; this shall be recorded in the shareholders' register.
SHARES – REGISTER
Article 6
6.1 The Management Board shall keep a register setting out the names and addresses of all Shareholders, usufructuaries and pledgees.
6.2 Shareholders and others whose particulars must be set out in the register shall provide the Management Board with the necessary particulars in a timely manner.
6.3 All notifications and notices convening meetings shall be sent to Persons with Meeting Rights at the addresses set out in the register.

_____________________________
1 Note to draft: To be completed shortly before this amendment becomes effective in order to reflect the exact amount of the total authorized share capital immediately before this amendment becomes effective (i.e., taking into account any increase of the authorized share capital following the Annual General Meeting to facilitate the exercise of the Top Up Option). The entire authorized share capital should be formed by ordinary shares. If any preference shares are comprised in the Company's issued share capital immediately before this amendment becomes effective, that number of preference shares shall be comprised in the authorized share capital (and the number of ordinary shares comprised in the authorized share capital shall decrease accordingly) and the features relating to the Company's preference shares included in its current Articles of Association shall be replicated in these amended Articles of Association to the extent appropriate.

SHARES - ISSUE
Article 7
7.1 Shares can be issued pursuant to a resolution of the General Meeting or of another body authorised by the General Meeting for this purpose for a specified period not exceeding five years. When granting such authorisation, the number of shares that may be issued must be specified. The authorisation may be extended, in each case for a period not exceeding five years. Unless stipulated differently when granting the authorisation, the authorisation cannot be revoked. For as long as and to the extent that another body has been authorised to resolve to issue shares, the General Meeting shall not have this authority.
7.2 Article 7.1 shall apply mutatis mutandis where rights to subscribe for shares are granted, but shall not apply where shares are issued to a person exercising an existing right to subscribe for shares.
SHARES - PAYMENT
Article 8
8.1 Without prejudice to Section 2:80(2) DCC, the nominal value of a share, and if the share is subscribed for at a higher price, the difference between these amounts must be paid up on subscription for that share. However, it may be stipulated that part of the nominal value of a share, not exceeding three quarters thereof, need not be paid up until the Company has called for payment.
8.2 The Management Board may perform juristic acts in respect of non-cash contributions for shares without the prior approval of the General Meeting.
SHARES - OWN SHARES
Article 9
9.1 The acquisition by the Company of shares in its own capital which have not been fully paid up shall be null and void.
9.2 The Company may only acquire fully paid up shares in its own capital for no consideration or if and to the extent that the General Meeting has authorised the Management Board for this purpose and all other relevant statutory requirements of Section 2:98 DCC are observed.
9.3  The preceding provisions of Article 9 shall not be applicable to shares acquired by the Company by universal title of succession.
SHARES - REDUCTION OF ISSUED SHARE CAPITAL
Article 10
10.1 The General Meeting can resolve to reduce the Company's issued share capital by cancelling shares or by reducing the nominal value of shares by virtue of an amendment to these articles of association. The resolution must designate the shares to which the resolution relates and it must provide for the implementation of the resolution.
10.2 A resolution to cancel shares may only relate to shares held by the Company itself or in respect of which the Company holds the depository receipts.
SHARES - TRANSFER
Article 11
11.1 The issue or transfer of a share or the creation of a limited right in respect of a share shall require a deed to that effect executed before a civil law notary practising in the Netherlands and to which the persons involved are parties.
11.2 The transfer of a share or the creation of a limited right in respect thereof in accordance with Article 11.1 shall also, by operation of law, have effect vis-à-vis the Company. Unless the Company itself is a party to the transaction, the rights attached to the relevant share cannot be exercised until the Company has acknowledged the transaction or been served with the deed.
SHARES - TRANSFERABILITY
Article 12
12.1 The transfer of shares shall – in all cases and without exception – require the approval of the Supervisory Board.
12.2 The transfer must take place within three months after the Supervisory Board's approval has been granted or is deemed to have been granted.

12.3 The Supervisory Board's approval will be deemed to have been granted:
a. if no decision has been taken within one month of a request to that effect; or
b. if the decision in which the approval is denied does not contain the name(s) of one or more potential acquirers who are willing to purchase, in cash, the shares to which the request for approval related.
12.4 If the requesting party accepts the potential acquirer(s) referred to in Article 12.3(b), and the parties are unable, within two months after the acceptance, to agree on the price to be paid for the share(s), the price shall be determined by one or more independent experts to be designated by the requesting party and potential acquirer(s) by mutual agreement. If the parties have failed to reach agreement on the appointment of the expert(s) within one month of the end of the period referred to in the preceding sentence, any of the parties may apply to the president of the district court in whose district the Company has its corporate seat for the appointment of three independent experts.
12.5 Potential acquirers shall be free to withdraw at any time, provided they do so within fourteen days of being notified of the outcome of the price determination referred to in Article 12.4. If, following one or more such withdrawals, not all the shares are sold:
a. because all of the potential acquirers have withdrawn; or
b. in the event that some of the potential acquirers have withdrawn, because the others have not, within six weeks of the notification referred to above, declared their willingness to acquire the shares that have become available, in accordance with the allocation criteria indicated by the Supervisory Board, the requesting party shall be free to transfer all of the shares to which the request for approval related, provided the transfer takes place within three months after the above has been established.
12.6 The requesting party shall have the right to withdraw at any time, provided he does so within one month of being definitively informed of the identity of the potential acquirers to whom he can sell the shares to which the request for approval related, and of the selling price.
12.7 The Company may only be a potential acquirer under the provisions of Article 12 with the consent of the requesting party.
SHARES - USUFRUCT, PLEDGE AND DEPOSITORY RECEIPTS
Article 13
13.1 Shares can be encumbered with a right of usufruct or pledge. The creation of a pledge on shares shall – in all cases and without exception – require the prior approval of the Supervisory Board.
13.2 The voting rights attached to a share which is subject to a usufruct or pledge vest in the relevant Shareholder. In deviation of the previous sentence, the holder of a right of usufruct or pledge on shares shall have the voting rights attached thereto if this was provided when the usufruct or pledge was created and this was approved by the Supervisory Board.
13.3 Usufructuaries and pledgees without voting rights shall not have Meeting Rights.
13.4 The Company cannot co-operate in the issuing of depository receipts for its shares.
MANAGEMENT BOARD - APPOINTMENT, SUSPENSION AND REMOVAL
Article 14
14.1 The Company shall have a Management Board consisting of one or more managing directors. Both natural persons and legal entities may be managing directors.
14.2 The Supervisory Board shall determine the number of managing directors.
14.3 The General Meeting shall appoint the managing directors and may at any time suspend or remove any managing director. The power to suspend managing directors shall also be vested in the Supervisory Board.
14.4 The Management Board may appoint a chairman from among the managing directors.
14.5 Where one or more managing directors are no longer in office or are unable to act, the Supervisory Board may designate an equal number of persons to temporarily replace such managing director(s) who are no longer in office or unable to act and the remaining managing director(s) shall (together with such temporary replacements, if any) be provisionally charged with the entire management of the Company. Where all managing directors or the only managing director are/is no longer in office or are/is unable to act, the management shall be provisionally conducted by the person designated for that purpose by the Supervisory Board.

MANAGEMENT BOARD - DUTIES, ORGANISATION AND DECISION MAKING
Article 15
15.1 The Management Board is charged with the management of the Company, subject to the restrictions contained in these articles of association. In performing their duties, managing directors shall be guided by the interests of the Company and of the enterprise connected with it.
15.2 Where the Management Board consists of more than one managing director, resolutions shall be passed – irrespective of whether this occurs at a meeting or otherwise – by a Simple Majority. Invalid votes and blank votes shall not be counted as votes cast.
15.3 In the event of a tie at a meeting of the Management Board, the Supervisory Board shall decide.
15.4 A managing director may not participate in the deliberations and decision making of the Management Board on a matter in relation to which he has a direct or indirect personal interest which conflicts with the interests of the Company and of the enterprise connected with it. Where all managing directors or the only managing director have/has such a conflict of interest, the relevant decision shall be taken by the Supervisory Board.
15.5 Meetings of the Management Board can be held through audio or audiovisual communication facilities, unless a managing director objects thereto.
15.6 Resolutions of the Management Board may, instead of at a meeting, be passed in writing, provided that all managing directors are familiar with the resolution to be passed and none of them objects to this decision-making process.
15.7 The Management Board may draw up rules concerning its internal matters. The managing directors may allocate their duties amongst themselves in or pursuant to the board rules or otherwise pursuant to resolutions adopted by the Management Board.
15.8 The Management Board shall require the approval of the General Meeting for such Management Board resolutions as the General Meeting shall have specified in a resolution to that effect and notified to the Management Board. In addition, the Management Board shall require the approval of the Supervisory Board for such Management Board resolutions as the Supervisory Board shall have specified in a resolution to that effect and notified to the Management Board.
15.9 Failure to obtain the approval required under Article 15.8 shall not affect the powers of representation of the Management Board.
MANAGEMENT BOARD - REPRESENTATION
Article 16
16.1 The Management Board is entitled to represent the Company, as is each managing director individually.
16.2 The Company may also be represented by the holder of a power of attorney to that effect. If the Company grants a power of attorney to an individual, the Management Board may grant an appropriate title to such person.
SUPERVISORY BOARD - APPOINTMENT, SUSPENSION AND REMOVAL
Article 17
17.1 The Company shall have a Supervisory Board consisting of one or more supervisory directors. Supervisory directors must be natural persons.
17.2 The Supervisory Board shall determine the number of supervisory directors.
17.3 The General Meeting shall appoint the supervisory directors and may at any time suspend or remove any supervisory director.
17.4 The Supervisory Board may appoint a chairman from among the supervisory directors.
17.5 Where one or more supervisory directors are no longer in office or are unable to act, the remaining supervisory director(s) shall be provisionally charged with the duties of the Supervisory Board. Where all supervisory directors or the only supervisory director(s) are/is no longer in office or are/is unable to act, the duties of the Supervisory Board shall be provisionally conducted by the person designated for that purpose by the General Meeting.

SUPERVISORY BOARD - DUTIES, ORGANISATION AND DECISION MAKING
Article 18
18.1 It shall be the duty of the Supervisory Board to supervise the policies pursued by the Management Board and the general course of affairs in the Company and the business enterprise connected with it. The Supervisory Board shall also assist the Management Board by providing advice. In carrying out their duties, supervisory directors shall be guided by the interests of the Company and the business enterprise connected with it.
18.2 The Management Board shall, in a timely manner, provide the Supervisory Board with the information necessary for the performance of its duties and provide each supervisory director with all information concerning the Company's business that he desires. The Supervisory Board shall be entitled to inspect all the Company's books, records and correspondence and to take cognizance of all acts performed. Each supervisory director shall have access to all buildings and premises used by the Company.
18.3 At least once a year, the Management Board shall inform the Supervisory Board in writing of the main features of the Company's strategic policy, general and financial risks and internal risk-management and control systems.
18.4 In performing its duties, the Supervisory Board may engage experts to assist it at the Company's expense.
18.5 The Supervisory Board shall meet as often as one or more supervisory directors deem necessary. The meeting shall be convened, stating the items to be discussed, by or on behalf of the chairman of the Supervisory Board or, in the event no chairman has been appointed or he is no longer in office or is unable to act, by one of the other supervisory directors, with due observance of a notice period of not less than eight days. Upon request, the Management Board shall attend the meetings of the Supervisory Board. The Management Board shall have an advisory vote at such meetings.
18.6 Where the Supervisory Board consists of more than one supervisory director, resolutions shall be passed – irrespective of whether this occurs at a meeting or otherwise – by a Simple Majority. Invalid votes and blank votes shall not be counted as votes cast.
18.7 In the event of a tie at a meeting of the Supervisory Board, the General Meeting shall decide.
18.8 A supervisory director may not participate in the deliberations and decision making of the Supervisory Board on a matter in relation to which he has a direct or indirect personal interest which conflicts with the interests of the Company and of the enterprise connected with it. Where all supervisory directors or the only supervisory director have/has such a conflict of interest, the relevant decision may nevertheless be taken by the Supervisory Board.
18.9 Meetings of the Supervisory Board can be held through audio or audiovisual communication facilities, unless a supervisory director objects thereto.
18.10 Resolutions of the Supervisory Board may, instead of at a meeting, be passed in writing, provided that all supervisory directors are familiar with the resolution to be passed and none of them objects to this decision-making process.
18.11 The Supervisory Board may draw up rules concerning its internal matters. The supervisory directors may allocate their duties amongst themselves in or pursuant to the supervisory board rules or otherwise pursuant to resolutions adopted by the Supervisory Board.
INDEMNIFICATION OF MANAGING AND SUPERVISORY DIRECTORS
Article 19
19.1 To the extent allowed under applicable law, the following will be reimbursed to current and former managing directors and supervisory directors:
a. the reasonable costs of conducting a defence against claims based on acts or failures to act in the exercise of their duties or any other duties currently or previously performed by them at the Company's request;
b. any damages or fines payable by them as a result of an act or failure to act as referred to under a; and
c. the reasonable costs of appearing in other legal proceedings or investigations in which they are involved as current or former managing directors and supervisory directors, with the exception of proceedings primarily aimed at pursuing a claim on their own behalf.

19.2 There shall be no entitlement to reimbursement as referred to above if and to the extent that:
a. a Dutch court or, in the event of arbitration, an arbitrator has established in a final and conclusive decision, without there being (or no longer being) the possibility for appeal, that the act or failure to act of the person concerned can be characterised as wilful or grossly negligent misconduct, unless this would, in view of the circumstances of the case, be unacceptable according to standards of reasonableness and fairness;
b. the costs or financial loss of the person concerned are covered by insurance and the insurer has paid out the costs or financial loss (or has irrevocably undertaken to do so);
c. in relation to proceedings brought by the applicable current or former managing director or supervisory director against the Company, except for proceedings brought to enforce indemnification to which he or she is entitled pursuant to these articles of association, pursuant to an agreement between him or her and the Company which has been approved by the Supervisory Board or pursuant to insurance taken out by the Company for the benefit of him or her; or
d. for any financial losses, damages or expenses incurred in connection with a settlement of any proceedings effected without the Supervisory Board's prior consent.
19.3 The reimbursements as referred to in Article 19.1 will be made immediately upon receipt of invoices or other documents evidencing the costs or other relevant payment obligations of the current or former managing or supervisory director involved. If and to the extent that it has been established by a Dutch court or, in the event of arbitration, by an arbitrator in a final and conclusive decision, without there being (or no longer being) the possibility for appeal, that the person concerned is not entitled to reimbursement as referred to above, that person shall immediately repay the amount reimbursed by the Company.
19.4 The Company may take out liability insurance for the benefit of the persons concerned.
19.5 The Supervisory Board may stipulate additional terms, conditions and restrictions in relation to the indemnification referred to above and, with due observance of such terms, conditions and restrictions (and the provisions in this Article 19), the Company may by agreement or otherwise give further implementation to this Article 19.
GENERAL MEETINGS – CONVOCATION AND AGENDA
Article 20
20.1 Annually, at least one General Meeting shall be held. This annual General Meeting shall be held within six months after the end of the Company's financial year.
20.2 General Meetings shall also be held when required by law and whenever such a meeting is convened by the Management Board or Supervisory Board.
20.3 General Meetings must be held in Amsterdam, Arnhem, Breda, Haarlemmermeer (Schiphol Airport), Maastricht, Rotterdam, The Hague or Venlo.
20.4 A General Meeting must be convened with due observance of the relevant statutory minimum convening period. All Persons with Meeting Rights must be convened for the General Meeting in accordance with applicable law. The Persons with Meeting Rights may be convened for the General Meeting by means of convening letters sent to their addresses in accordance with Article 6.3. The previous sentence does not prejudice the possibility of sending a convening notice by electronic means in accordance with Section 2:113(4) DCC.
GENERAL MEETING - PROCEDURAL RULES
Article 21
21.1 The General Meeting shall appoint its own chairman.
21.2 Managing directors and supervisory directors shall, in that capacity, have an advisory vote at General Meetings.
21.3 The Management Board may decide that each Person with Meeting Rights is entitled, whether in person or represented by a person holding a written proxy, to participate in, address and (where applicable) exercise his voting rights at the General Meeting by electronic means of communication.
21.4 The Management Board may impose conditions on the use of electronic means of communication.

GENERAL MEETING - DECISION-MAKING
Article 22
22.1 Each share shall give the right to cast one vote at General Meetings.
22.2 The Management Board may decide that votes cast before the General Meeting, but not earlier than on the twenty-eighth day before that of the meeting, by electronic means of communication or by means of a letter shall be equated with those cast at the time of the meeting.
22.3 Unless a greater majority is required by law, all resolutions shall be passed by a Simple Majority. Invalid and blank votes shall not be counted as votes cast.
FINANCIAL YEAR, ANNUAL ACCOUNTS
Article 23
23.1 The financial year of the Company shall coincide with the calendar year.
23.2 Each year, within five months after the end of the Company's financial year, unless this period is extended by a maximum of five months by the General Meeting on account of special circumstances, the Management Board shall prepare annual accounts and deposit them at the Company's office for inspection by the Shareholders. If the Company is required by law to prepare a management report, the Management Board shall, within the same period, also deposit the management report for inspection by the Shareholders. The annual accounts shall be signed by all managing directors and supervisory directors. If one or more of their signatures is missing, this fact and the reason therefor shall be stated.
23.3 The annual accounts shall be adopted by the General Meeting.
23.4 The Company shall publish the annual accounts, together with all other relevant documents and information if and to the extent and in the manner required by law.
DISTRIBUTIONS ON SHARES
Article 24
24.1 A distribution can only be made to the extent that the Company's equity exceeds the amount of the paid up and called up part of its capital plus the reserves which must be maintained by law.
24.2 The profits shown in the Company's annual accounts in respect of a financial year shall be at the disposal of the General Meeting. Subject to Article 24.1, a distribution of profits shall be made after the adoption of the annual accounts that show that such distribution is allowed
24.3 The General Meeting is authorised to resolve to make a distribution from the Company's reserves, provided that the requirement referred to in Article 24.1 has been met.
24.4 The General Meeting may also resolve to make interim distributions, provided that it appears from interim accounts to be prepared in accordance with Section 2:105(4) DCC that the requirement referred to in Article 24.1 has been met.
24.5 The General Meeting may resolve that all or part of a distribution, instead of being made in cash, shall be made in the form of shares in the Company's capital or in the form of the Company's assets.
24.6 The General Meeting may resolve to charge amounts to be paid up on shares against the Company's reserves, irrespective of whether those shares are issued to existing Shareholders.
24.7 For the purposes of calculating any distribution, shares held by the Company in its own capital shall not be included.
DISSOLUTION AND LIQUIDATION
Article 25
25.1 In the event of the Company being dissolved, the liquidation shall be effected by the Management Board, under the supervision of the Supervisory Board, unless the General Meeting decides otherwise.
25.2 Any assets remaining after payment of all of the Company's debts shall first be applied to pay back the part of the nominal value that has been paid up on the shares. Any remaining assets shall then be distributed among the Shareholders in proportion to the aggregate nominal value of their shares. No distribution may be made to the Company in respect of shares held by it.
25.3 After the liquidation has been completed, the books, records and other information carriers of the Company shall be kept for the period prescribed by law by the person designated for that purpose in the resolution of the General Meeting to dissolve the Company. Where the General Meeting has not designated such a person, the liquidators shall do so.

BENEFICIAL SHAREHOLDER QUESTION FORM

QIAGEN N.V.
        c/o American Stock Transfer and Trust Company
        Attention:  Proxy Department
        6201 15th Avenue
        Brooklyn, New York 11219

QIAGEN N.V.
Annual General Meeting of Shareholders
June 30, 2020

The undersigned, beneficial holder of _____________ registered shares of QIAGEN N.V. (the “Company”), hereby submits to the Company the questions set out in the document attached to this form related to the items on the agenda of the Annual General Meeting of Shareholders of the Company to be held on Tuesday, June 30, 2020 at 3:00 p.m., local time, at Hulsterweg 82, 5912 PL Venlo, The Netherlands.

The undersigned beneficial shareholder realizes that he/she/it can only exercise the right to submit questions ahead of the Annual General Meeting, if he/she/it is a beneficial shareholder as of the close of business (New York time) on June 2, 2020, the record date for the Annual General Meeting.

In witness whereof the undersigned has duly executed this form/caused this form to be duly executed by its authorized officers at ___________________________this ____ day of ____________, 2020.

_______________________________________________________________
(Signature of beneficial shareholder)

_______________________________________________________________
(Signature of beneficial shareholder)

_______________________________________________________________
(Print full name of beneficial shareholder(s))

_______________________________________________________________
(Email address)*

If the shares are held jointly, each beneficial holder must sign.

This notification must be received no later than 9:00 a.m. New York time (3:00 p.m. Amsterdam time) on, June 27, 2020 at agm2020@qiagen.com.

Documents to be attached to this form:
–Legal proxy from your broker, bank or other nominee regarding the shares held on the record date for the Annual General Meeting.
–Document setting out the questions regarding the items on the agenda.

* Login details will be sent to this email address allowing the shareholder to submit follow-up questions during the Annual General Meeting.

REGISTERED SHAREHOLDER QUESTION FORM

QIAGEN N.V.
        c/o American Stock Transfer and Trust Company
        Attention:  Proxy Department
        6201 15th Avenue
        Brooklyn, New York 11219

QIAGEN N.V.
Annual General Meeting of Shareholders
June 30, 2020

The undersigned, holder of _____________ registered shares of QIAGEN N.V. (the “Company”), hereby submits to the Company the questions set out in the document attached to this form relating to the items on the agenda of the Annual General Meeting of Shareholders of the Company to be held on Tuesday, June 30, 2020 at 3:00 p.m., local time, at Hulsterweg 82, 5912 PL Venlo, The Netherlands.

The undersigned registered shareholder realizes that he/she/it can only exercise his/her/its shareholder rights for the shares registered in his/her/its name as of the close of business (New York time) on June 2, 2020, the record date for the Annual General Meeting.

In witness whereof the undersigned has duly executed this form/caused this form to be duly executed by its authorized officers at ___________________________this ____ day of ____________, 2020.

_______________________________________________________________
(Signature of registered shareholder)

_______________________________________________________________
(Signature of registered shareholder)

_______________________________________________________________
(Print full name of registered shareholder(s))

_______________________________________________________________
(Email address)*

If the shares are held jointly, each registered holder must sign.

This notification must be received no later than 9:00 a.m. New York time (03:00 p.m. Amsterdam time) on, June 27, 2020 at agm2020@qiagen.com.

The document setting out the questions must be attached to this form.

* Login details will be sent to this email address allowing the shareholder to submit follow-up questions during the Annual General Meeting.

Voting Results of the 2020 Annual General Meeting of Shareholders
QIAGEN’s 2020 Annual General Meeting of Shareholders (the “Annual Meeting”) was held on June 30, 2020. The following actions were taken at the Annual Meeting:

4. Proposal to adopt the Annual Accounts of QIAGEN N.V. (the “Company”) for the year ended December 31, 2019 (“Fiscal Year 2019”) was approved by a vote of 139,467,263 “for” versus 9,097 “against.” There were 2,713,937 abstentions.
5.  Proposal to cast a non-binding advisory vote regarding the Remuneration Report 2019 was disapproved by a vote of 92,074,821 “against” versus 47,768,593 “for.” There were 2,346,883 abstentions.
7. Proposal to discharge from liability the Managing Directors for the performance of their duties during Fiscal Year 2019 was approved by a vote of 138,836,949 “for” versus 490,661 “against.” There were 2,862,687 abstentions.
8. Proposal to discharge from liability the Supervisory Directors for the performance of their duties during Fiscal Year 2019 was approved by a vote of 136,400,770 “for” versus 2,934,249 “against.” There were 2,855,278 abstentions.
9. a. Proposal to reappoint Mr. Stéphane Bancel as a Supervisory Director of the Company for a term ending on the date of the Annual General Meeting in 2021 was approved by a vote of 122,027,019 “for” versus 17,838,043 “against.” There were 2,325,235 abstentions.
b. Proposal to appoint Dr. Håkan Björklund as a Supervisory Director of the Company for a term ending on the date of the Annual General Meeting in 2021 was approved by a vote of 109,897,051 “for” versus 29,764,531 “against.” There were 2,528,715 abstentions.
c. Proposal to reappoint Dr. Metin Colpan as a Supervisory Director of the Company for a term ending on the date of the Annual General Meeting in 2021 was approved by a vote of 134,523,996 “for” versus 5,347,341 “against.” There were 2,318,960 abstentions.
d. Proposal to reappoint Prof. Dr. Ross L. Levine as a Supervisory Director of the Company for a term ending on the date of the Annual General Meeting in 2021 was approved by a vote of 137,292,062 “for” versus 2,576,979 “against.” There were 2,321,256 abstentions.
e. Proposal to reappoint Prof. Dr. Elaine Mardis as a Supervisory Director of the Company for a term ending on the date of the Annual General Meeting in 2021 was approved by a vote of 137,599,652 “for” versus 2,269,561 “against.” There were 2,321,084 abstentions.
f. Proposal to reappoint Mr. Lawrence A. Rosen as a Supervisory Director of the Company for a term ending on the date of the Annual General Meeting in 2021 was approved by a vote of 137,472,936 “for” versus 2,387,061 “against.” There were 2,330,300 abstentions.
g. Proposal to reappoint Ms. Elizabeth E. Tallett as a Supervisory Director of the Company for a term ending on the date of the Annual General Meeting in 2021 was approved by a vote of 109,433,343 “for” versus 30,433,702 “against.” There were 2,323,252 abstentions.
10.  a. Proposal to reappoint Mr. Roland Sackers as a Managing Director of the Company for a term ending on the date of the Annual General Meeting in 2021 was approved by a vote of 139,751,072 “for” versus 43,416 “against.” There were 2,395,809 abstentions.
b. Proposal to appoint Mr. Thierry Bernard as a Managing Director of the Company for a term ending on the date of the Annual General Meeting in 2021 was approved by a vote of 137,611,933 “for” versus 1,907,011 “against.” There were 2,671,353 abstentions.

11. Proposal to adopt the Remuneration Policy with respect to the Managing Board was disapproved by a vote of 85,947,950 “against” versus 53,823,612 “for.” There were 2,418,735 abstentions.
12.  a. Proposal to adopt the Remuneration Policy with respect to the Supervisory Board was approved by a vote of 116,957,435 “for” versus 22,435,544 “against.” There were 2,797,318 abstentions.
b. Proposal of the determination of the remuneration of the members of the Supervisory Board was approved by a vote of 115,731,155 “for” versus 24,106,302 “against.” There were 2,352,840 abstentions.
13. Proposal to appoint KPMG Accountants N.V. as auditors of the Company for the fiscal year ending December 31, 2020 was approved by a vote of 139,295,305 “for” versus 563,323 “against.” There were 2,331,669 abstentions.
14. a. Proposal to authorize the Supervisory Board, until December 30, 2021 to issue a number of ordinary shares and financing preference shares and grant rights to subscribe for such shares, the aggregate par value of which shall be equal to the aggregate par value of fifty percent (50%) of shares issued and outstanding in the capital of the Company as at December 31, 2019 as included in the Annual Accounts for Calendar Year 2019 was approved by a vote of 136,500,336 “for” versus 3,357,380 “against.” There were 2,332,581 abstentions.
b. Proposal to authorize the Supervisory Board, until December 30, 2021 to restrict or exclude the pre-emptive rights with respect to issuing ordinary shares or granting subscription rights, the aggregate par value of such shares or subscription rights shall be up to a maximum of ten percent (10%) of the aggregate par value of all shares issued and outstanding in the capital of the Company as at December 31, 2019 was approved by a vote of 136,409,533 “for” versus 3,433,977 “against.” There were 2,346,787 abstentions.
b. Proposal to authorize the Supervisory Board, until December 30, 2021 to solely for the purpose of strategic transactions such as mergers, acquisitions or strategic alliances, to restrict or exclude the pre-emptive rights with respect to issuing additional ordinary shares or granting subscription rights, the aggregate par value of such shares or subscription rights shall be up to a maximum of ten percent (10%) of the aggregate par value of all shares issued and outstanding in the capital of the Company as of December 31, 2019 was approved by a vote of 82,762,125 “for” versus 57,070,623 “against.” There were 2,357,549 abstentions.
15. Proposal to authorize the Managing Board, until December 30, 2021, to acquire shares in the Company’s own share capital was approved by a vote of 134,360,196 “for” versus 5,020,912 “against.” There were 2,809,189 abstentions.
17. Proposal to resolve upon the conditional amendment of the Company's Articles of Association (Part I) was approved by a vote of 120,859,889 “for” versus 21,243,619 “against.” There were 86,789 abstentions.
18. Proposal to resolve upon the conditional Back-End Resolution was approved by a vote of 123,169,171 “for” versus 18,944,869 “against.” There were 76,257 abstentions.
19. a. Proposal to conditionally reappoint Dr. Håkan Björklund as a Supervisory Director of the Company with effect as from the Settlement was approved by a vote of 105,328,814 “for” versus 36,832,953 “against.” There were 28,530 abstentions.
b. Proposal to conditionally appoint Mr. Michael A. Boxer as a Supervisory Director of the Company with effect as from the Settlement was approved by a vote of 111,557,734 “for” versus 26,941,892 “against.” There were 3,690,671 abstentions.

c. Proposal to conditionally appoint Mr. Paul G. Parker as a Supervisory Director of the Company with effect as from the Settlement was approved by a vote of 109,498,709 “for” versus 27,212,044 “against.” There were 5,479,544 abstentions.
d. Proposal to conditionally appoint Mr. Gianluca Pettiti as a Supervisory Director of the Company with effect as from the Settlement was approved by a vote of 111,555,811 “for” versus 26,943,677 “against.” There were 3,690,809 abstentions.
e. Proposal to conditionally appoint Mr. Anthony H. Smith as a Supervisory Director of the Company with effect as from the Settlement was approved by a vote of 111,561,994 “for” versus 26,937,494 “against.” There were 3,690,809 abstentions.
f. Proposal to conditionally appoint Ms. Barbara W. Wall as a Supervisory Director of the Company with effect as from the Settlement was approved by a vote of 118,647,085 “for” versus 19,850,974 “against.” There were 3,692,238 abstentions.
g. Proposal to conditionally reappoint Mr. Stefan Wolf as a Supervisory Director of the Company with effect as from the Settlement was approved by a vote of 111,560,853 “for” versus 26,938,967 “against.” There were 3,690,477 abstentions.
20. Proposal to conditionally accept the resignation of, and discharge from liability of the resigning Supervisory Directors for the performance of their duties up to the date of the Annual General Meeting was approved by a vote of 119,255,158 “for” versus 22,774,881 “against.” There were 160,258 abstentions.
21. Proposal to resolve upon the conditional amendment of the Company's Articles of Association (Part III) was approved by a vote of 123,030,039 “for” versus 19,099,158 “against.” There were 61,100 abstentions.

2019 QIAGEN N.V. FINANCIAL REPORT Sample to Insight

As the innovative market and technology leader, QIAGEN creates Sample to Insight solutions that enable access to valuable molecular insights from any biological sample. Our mission is to make improvements in life possible by enabling our customers to achieve outstanding success and breakthroughs in life sciences, applied testing, pharma and molecular diagnostics. Our commitment to customers, patients, investors and other stakeholders drives our innovation and leadership in all areas where our Sample to Insight technologies are required. The exceptional talent, skill and passion of our employees are key to QIAGEN’s excellence, success and value.

Content

Overview Financial Results 008 Report of the Supervisory Board 134 Consolidated Financial Statements 012 The Executive Committee 142 Notes to Consolidated Financial Statements 016 Common Shares 206 Auditor’s Report 212 List of Subsidiaries Management Report Appendix 024 Business and Operating Environment 213 Service 054 Opportunities and Risks 076 Performance Review 088 Human Resources 092 Non-Financial Statement 108 Future Perspectives Corporate Governance and Compensation 112 Corporate Structure 112 Managing Board 114 Supervisory Board 124 Share Ownership 125 Additional Information This document contains detailed financial information about QIAGEN prepared under U.S. generally accepted accounting standards (U.S. GAAP) and included in our Form 20-F annual report ﬁled with the U.S. Securities and Exchange Commission. QIAGEN also publishes an Annual Report under IFRS accounting standards, which is available on our website at www.QIAGEN.com.

Overview 008 Report of the Supervisory Board 012 The Executive Committee 016 Common Shares

Overview Report of the Supervisory Board QIAGENers – the name we use proudly for our more than 5,100 employees worldwide – are the reason for our success. The members of the Supervisory Board wish to thank all QIAGENers for their contributions during 2019 toward achieving our vision of making improvements in life possible. We would also like to thank our shareholders, customers, business partners and other stakeholders for honoring QIAGEN with their continued collaboration and trust. Agreement for Thermo Fisher Scientific Inc. to Acquire QIAGEN As an important subsequent event to 2019, QIAGEN and Thermo Fisher Scientific Inc. (NYSE: TMO) announced on March 3, 2020, that their boards of directors, as well as the Managing Board of QIAGEN N.V., have unanimously approved Thermo Fisher’s proposal to acquire QIAGEN for €39 per share in cash. The offer price represents a premium of approximately 23% to the closing price of QIAGEN’s common stock on the Frankfurt Prime Standard on March 2, 2020, the last trading day prior to the announcement of the transaction. Thermo Fisher will commence a tender offer to acquire all of the ordinary shares of QIAGEN. At the time of the announcement, the transaction valued QIAGEN at approximately $11.5 billion, which includes the assumption of approximately $1.4 billion of net debt. The transaction, which is expected to be completed in the first half of 2021, is subject to the satisfaction of customary closing conditions, including the receipt of applicable regulatory approvals, the adoption of certain resolutions relating to the transaction at an Extraordinary General Meeting of QIAGEN’s shareholders, and completion of the tender offer. Thermo Fisher has obtained committed bridge financing. Permanent funding is expected to come from cash on hand and the issuance of new debt. The transaction is not subject to any financing condition. The members of the Supervisory Board unanimously support this agreement, which will enable QIAGEN to enter a promising new era and will give our employees the opportunity to have an even greater impact. The combination is designed to deliver significant cash value to our shareholders, while enabling QIAGEN to accelerate the expansion of its solutions to provide customers worldwide with breakthroughs that advance our knowledge about the science of life and improve health outcomes. 2019: A Challenging Year in Terms of Performance A key role of the Supervisory Board is to monitor the performance and progress of QIAGEN’s business on a regular basis, and this was done during the course of 2019 with detailed written and oral reports from the Managing Directors, members of the Executive Committee and other senior leaders. QIAGEN had a challenging year in 2019. During the second half, QIAGEN had to update its outlook to the capital markets to take into account a decision to stop a joint venture for the GeneReader NGS System in China and expectations for a continued reduction in revenues from companion diagnostic co-development projects as a result of the decision to gain access to the clinical next-generation sequencers of Illumina, Inc. through a new partnership. In the end, QIAGEN achieved the revised targets for net sales growth and improvements in adjusted earnings per share (EPS), which excludes purchased intangibles amortization, long-lived asset impairments and other items such as business integration, acquisition-related costs, litigation costs and restructuring. Our teams completed projects during the year to reallocate resources to support business expansion while also improving profitability. CEO Leadership Transition QIAGEN announced in October 2019 that Peer M. Schatz had notified the Supervisory Board that, after 27 years with the Company, he had decided to step down as Chief Executive Officer and Chairman of the Managing Board, and would remain with QIAGEN as a Special Advisor to the Supervisory Board. Thierry Bernard, Senior Vice President, Head of Molecular Diagnostics Business Area, was appointed in October 2019 as Interim CEO and worked in tandem with Roland Sackers, Chief Financial Officer and Member of the Managing Board. Mr. Bernard was named CEO in March 2020, and will be proposed for election as a Managing Director, along with Mr. Sackers, at the next Annual General Meeting scheduled for June 2020. The members of the Supervisory Board would like to thank Mr. Schatz for his exceptional contributions and dedication to QIAGEN. We all owe him tremendous gratitude for his outstanding leadership and track record that contributed to the creation of a true success story in the life sciences industry and enabled such great advances in science and healthcare. We respect his decision to pursue other interests. Composition of the Supervisory Board The composition of the Supervisory Board did not change during 2019. All current members of the Supervisory Board will stand for re-election at the upcoming Annual General Meeting in June 2020. Additionally, all members, with the exception of Metin Colpan and Elizabeth E. Tallett, have served in the Supervisory Board for less than eight years as recommended by the Dutch Corporate Governance Code. QIAGEN values the profound industry experience of Dr. Colpan and Ms. Tallett for their in-depth knowledge, and supports their reappointments. The target profile of the Supervisory Board can be found on QIAGEN’s website, as well as in the Governance section of this Annual Report. The current composition fully complies with this profile. Further information on the individual members of the Supervisory Board, such as gender, age, nationality and other positions relevant to the performance of their duties as Supervisor Board member, date of initial appointment and current term of office is set forth in the Corporate Governance Report and on our website at www.QIAGEN.com. QIAGEN has a commitment to developing a diverse leadership team, with a broad range of backgrounds, experience, skills and capabilities. In nominating candidates, QIAGEN is committed to increasing diversity while pursuing individuals to join QIAGEN with a unique blend of scientific and commercial expertise and experience that will contribute to our future business success. Management development programs support the career advancement of leaders regardless of gender and other factors. As a result, a number of women are in key leadership roles around the world, and QIAGEN currently has 29% of management roles held by women. In line with this commitment, the Supervisory Board continues to take diversity into account when proposing members for election or re-election without compromising QIAGEN’s commitment to hiring the best individuals for positions without any discrimination. The current governance structure has led to the size of the Managing Board of two members, so achieving a diversity goal as measured solely by a percentage of overall membership is difficult to achieve. At the same time, QIAGEN has significantly increased the diversity of its senior leadership team and will continue to do so in the future. Principal Topics Discussed by the Supervisory Board As empowered by the Dutch Corporate Governance Code, the Supervisory Board devoted considerable time during 2019 to discussing and assessing QIAGEN’s corporate strategy, main risks and opportunities, and an annual assessment by the Managing Board of the design and effectiveness of internal risk management and control systems as well as any significant changes in them. In addition, the Supervisory Board discussed and reviewed the functioning of its committees and individual members, its current composition, competence, succession schedule and desired profile in various meetings and through written surveys.

The Supervisory Board met seven times during 2019, and conducted 15 telephone conference calls. These meetings also included regular attendance of the members of the Managing Board for certain agenda items. The Supervisory Board also met to review and discuss agenda items in the absence of the Managing Board members, such as performance and strategy as well as to discuss compensation matters. Information about the Supervisory Board members, including positions held on other boards, is included in the Corporate Governance Report. All members of the Supervisory Board had adequate time available to give sufficient attention to the concerns of the Company. The Supervisory Board further discussed the performance of the Managing Board and concluded that it and the Managing Board were functioning properly, especially in view of the regulations set forth in the Dutch Corporate Governance Code. Committees of the Supervisory Board The Supervisory Board has established an Audit Committee (Chair Lawrence Rosen), a Compensation Committee (Chair Elizabeth E. Tallett), a Selection and Appointment Committee (Chair Håkan Björklund), and a Science and Technology Committee (Chair Metin Colpan) from among its members. The Supervisory Board reserves the right to establish other committees as deemed beneficial, and has approved charters under which each of these committees operates. Charters are available on our website at www.QIAGEN.com. The deliberations and findings of the committees were reported by the committee chairs to the Supervisory Board in its meetings on a regular basis. All committee members attended all committee meetings in 2019 physically or by phone. Further detailed information on the composition of the Supervisory Board and its committees, the number of committee meetings held in 2019 and the main topics of discussion, the remuneration of its members, as well as other information on the Supervisory Board, can be found in the Corporate Governance Report, which is an integral part of this Annual Report. Through its Compensation Committee, the Supervisory Board executed and monitored compliance with the Remuneration Policy approved at the Annual General Meeting held on June 25, 2014. Compensation of Managing Board members consists of a fixed salary and variable components. Variable compensation includes one-time and annual payments linked to business performance (bonuses) as well as long-term incentives, such as share-based compensation, and pension plans. The Remuneration Policy and the various aspects of compensation, including the detailed remuneration of individual Managing Board members, are described in the Remuneration Report, which is available on QIAGEN’s website. Information on QIAGEN’s activities was communicated by the Managing Board to the Supervisory Board through regular meetings and business reports. Corporate Governance All members of the Supervisory Board fulfill the independence criteria as defined by the Dutch Corporate Governance Code. The Supervisory Board follows the principle of increasing shareholder value as the members represent the interests of all stakeholders, including shareholders, and has always pursued the highest standards in corporate governance. QIAGEN is committed to a corporate governance structure that best suits its business and stakeholders, and that complies with relevant rules and regulations. QIAGEN follows the principles described in the Dutch Corporate Governance Code, although some minor deviations, which are explained in detail in our Corporate Governance Report, may result from the impact of factors such as legal requirements imposed on QIAGEN or industry standards. QIAGEN’s common shares are registered and traded in the U.S. on the New York Stock Exchange (NYSE) as of January 2018 (formerly on the NASDAQ Global Select Market) and in Germany on the Frankfurt Stock Exchange in the Prime Standard segment. Shareholders in Europe and the U.S. hold the majority of common shares. As a result of these listings for its Global Shares, QIAGEN is subject to the rules regarding corporate governance set by the NYSE. QIAGEN believes all of its operations are carried out in accordance with legal frameworks, including Dutch Corporate Law, U.S. laws and regulations, EU regulations and applicable German capital market laws. Financial Statements and Audits

In this Annual Report, the financial statements for 2019 are presented as prepared by the Managing Board and audited by KPMG (Independent Registered Public Accounting Firm). We examined the financial statements, the proposal for the use of the distributable profit, the consolidated financial statements and the Management report. We have no objections, thus we concur with the results of the audit, and it has been approved by the Supervisory Board. In closing, the Supervisory Board would like to again thank all QIAGEN employees for the outstanding performance and commitment during an eventful year. Venlo, the Netherlands, April 2020 The Supervisory Board: Dr. Håkan Björklund Chairman of the Supervisory Board

Overview The Executive Committee Thierry Bernard Stephany Foster Dr. Barthold Piening Chief Executive Officer Senior Vice President and Head of Senior Vice President, Head of Global Human Resources Operations Roland Sackers Dr. Thomas Schweins Dr. Jonathan Sheldon Chief Financial Officer Senior Vice President, Life Science Senior Vice President, QIAGEN Business Area Digital Insights Business Area Jean-Pascal Viola Senior Vice President, Head of Corporate Business Development & Intellectual Property & Litigation Thierry Bernard Chief Executive Officer

Joined QIAGEN in February 2015 to lead QIAGEN’s growing presence in Molecular Diagnostics, the application of Sample to Insight solutions for molecular testing in human healthcare. He was named Chief Executive Officer in March 2020, after having previously served in this role on an interim basis. Mr. Bernard previously worked at bioMérieux, where he served in roles of increasing responsibility for 15 years, most recently as Corporate Vice President, Global Commercial Operations, Investor Relations and the Greater China Region. Prior to joining bioMérieux, he served in management roles in multiple international environments. Mr. Bernard is a member of the Boards of Directors of three privately held U.S. companies, First Light Biosciences, HepatoChem and more recently, Daktari Diagnostics, where he also served as CEO. He has earned degrees from Sciences Po (Paris), Harvard Business School, London School of Economics and the College of Europe and is a member of French Foreign Trade Advisors. Stephany Foster Senior Vice President and Head of Human Resources Joined QIAGEN in 2005 as Head of Global Internal Audit and was most recently Vice President, Head of Global Compensation and Benefits. Ms. Foster was also member of the NAELT (North America Executive Leadership Team) and steers the Diversity and Inclusion program at QIAGEN. She was named to her current role in October 2019. Prior to joining QIAGEN, Stephany Foster worked in internal audit at MorganFranklin and Independence Air. She started her career at PricewaterhouseCoopers, specializing in Sarbanes Oxley Auditing. Ms. Foster has a master’s degree in Accounting from the University of Notre Dame and is a Certified Public Accountant (CPA), a Certified Internal and Information Systems Auditor (CIA / CISA) and Certified Fraud Examiner (CFE). Dr. Barthold Piening Senior Vice President, Head of Global Operations Joined QIAGEN in December 2018 as Senior Vice President, Head of Global Operations, and a member of the Executive Committee. Dr. Piening has more than 30 years of experience in strategy and operations in the pharmaceutical, life science and medical device industries. Prior to joining QIAGEN, he was Executive Board member in charge of production and technology for the German pharma company STADA. Dr. Piening had previously served as Chief Operating Officer and EC member of Acino Pharma, and before that as Head of Global Operations for Takeda Pharmaceuticals International. Earlier, he had roles of increasing responsibility at Byk Gulden, ALTANA Pharma and Nycomed. After studying pharmaceutical sciences at the University of Kiel in Germany and the University of Wales in Cardiff, U.K., he earned a degree in Pharmaceutics with Approbation and a Ph.D. in Pharmaceutical Chemistry from the University of Kiel. He also earned an MBA at WHU-Vallendar in Germany and Northwestern University in the United States. Roland Sackers Chief Financial Officer Joined QIAGEN in 1999 as Vice President Finance and has been Chief Financial Officer since 2004. In 2006, Mr. Sackers became a member of the Managing Board. Between 1995 and 1999, he served as an auditor with Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft. Mr. Sackers earned his Masters Degree in Business Administration (Diplom-Kaufmann) from the University of Münster, Germany. He is a board member of the industry association BIO Deutschland. Mr. Sackers has been a member of the Supervisory Board and Chairman of the Audit Committee of Evotec SE since 2019. Dr. Thomas Schweins Senior Vice President, Life Science Business Area Joined QIAGEN in 2004 as Vice President Corporate Strategy and was appointed Vice President Marketing & Strategy in 2005, where he was deeply involved in managing the global business toward Life Science customers. In late 2011, Dr. Schweins assumed responsibility for Human Resources and initiated a multi-year transformation process to increase efficiency and effectiveness of the function. In 2017, Dr. Schweins took over the leadership of the Life Science Business Area and consequently resigned from his role as head of HR. Dr. Schweins came to QIAGEN from The Boston Consulting Group. He previously worked as Technology Manager, and later as an Assistant to the

Management Board at Hoechst / Aventis. Dr. Schweins earned an M.Sc. Degree in Biochemistry from the University of Hanover. He obtained his Ph.D. at the Max Planck Society and received an M.Sc. from the University of Southern California in Los Angeles, where he studied Business Administration and Chemistry. Dr. Jonathan Sheldon Senior Vice President, QIAGEN Digital Insights Business Area Joined QIAGEN in 2018 as Senior Vice President, QIAGEN Digital Insights Business Area. He leads QIAGEN's growing presence in bioinformatics, enabling customers to transform raw data from biological samples into valuable molecular insights. Dr. Sheldon came to QIAGEN from Oracle, where he was Global Vice President leading Oracle's Healthcare business globally in the Health Sciences Global Business Unit and served on the executive committee. Previously, he established the bioinformatics group and served as Head of Bioinformatics at Roche (UK) Pharmaceuticals, as well as providing leadership in software firms serving the life science and healthcare sectors. He serves on the Board of Directors of the Drug Information Association (DIA). He received his B.Sc. in Biochemistry and Molecular Biology from the University of Manchester, and his Ph.D. in Biochemistry and Molecular Biology from the University of Cambridge. Jean-Pascal Viola Senior Vice President, Head of Corporate Business Development & Intellectual Property & Litigation Joined QIAGEN in 2005 and worked in increasingly responsible roles until he was named Senior Vice President, Corporate Business Development, Intellectual Property & Litigation, in 2015. In October 2019, Mr. Viola was appointed member of the Executive Committee. He leads global efforts to expand QIAGEN’s portfolio through acquisitions and strategic partnerships, as well as the protection of the company’s intellectual property. Among other business transactions, his track record includes the acquisitions of Cellestis, Corbett Life Science, DxS and Enzymatics. Prior to joining QIAGEN, Mr. Viola served as President and CEO of Nextal Biotechnologies Inc., a provider of technologies for protein crystallization, and when QIAGEN acquired Nextal in 2005 he joined as Director of Protein Crystallization. Moving to Business Development in 2007, Mr. Viola led efforts in Asia-Pacific, the Americas, Global M&A and Corporate Ventures. He completed a Bachelor of Science in Biochemistry from the University of Montreal, Canada.

Overview Common Shares QIAGEN’s common share price fluctuated widely in U.S. and European markets in 2019 but ended the year close to starting price levels. The performance was influenced by challenges facing sales growth, successful initiatives to improve profitability and a review of strategic options for QIAGEN. We thank shareholders for their support. QIAGEN’s senior executives and Investor Relations team have been recognized for proactive, transparent communications with the financial community. Market Environment Stock markets globally moved up in 2019 after a weak year in 2018. During 2019, investors responded to accommodative monetary policy including interest rate cuts by the U.S. Federal Reserve and European Central Bank, as well as some additional clarity in trade relationships. Slower economic growth and geopolitical strains in 2019 caused uncertainties for investors but did not prevent brisk advances in stock prices in markets around the world. Market benchmarks for the year were very strong. The S&P 500 index in the United States finished up 28.9% in 2019, while the NASDAQ Biotechnology Index in the U.S. finished up 26.8%. The DAX index of the 30 largest companies in Germany rose 25.5% during the year, and Germany’s TecDAX, of which QIAGEN is a member, improved by 23.0% for the year. The molecular diagnostics and life science tools segment grew at a healthy pace in 2019. Expanding use of new technologies such as next-generation sequencing (NGS), liquid biopsies and gene editing helped drive demand for molecular testing instruments and consumables in research. Funding for academic and pharmaceutical research grew at mid-single digit rates. In healthcare, molecular testing continued to disseminate for precision medicine in oncology, diagnosis of infectious diseases and identification of rare diseases, despite uncertainties in reimbursement and government policies. In 2019 QIAGEN delivered 4% growth in net sales at constant exchange rates (CER) and 9% growth in adjusted earnings per share CER. QIAGEN sales grew among its Molecular Diagnostics and Life Sciences (Pharma and Academia/Applied Testing) customers, led by the Americas and Europe/Middle East/Africa regions. Growth drivers included the QuantiFERON-TB tests, universal NGS technologies, QIAsymphony and QIAstat-Dx automation systems, and the Precision Medicine portfolio. QIAGEN intensified its focus in 2019 to allocate resources to the highest-potential growth drivers in its Sample to Insight portfolio while improving profitability, enhancing shareholder value and maintaining flexibility. Global Shares Listed in the U.S. and Europe QIAGEN’s global shares have been registered and traded in the United States since 1996, trading on the New York Stock Exchange since January 10, 2018, after listing for more than 20 years on NASDAQ markets. The global shares also have traded in Germany on the Frankfurt Stock Exchange since 1997, and the Prime Standard segment since its launch in 2003. The dual listing of global shares on NYSE and the Frankfurt exchange offers advantages for QIAGEN, our shareholders and employees, increasing the potential market opportunity to attract investors, particularly those in the U.S. that can only invest in U.S. dollar-denominated investments, and enhances liquidity. Unlike American Depositary Receipts (ADRs), QIAGEN’s global shares provide equal rights for all shareholders and can be traded on either exchange, in U.S. dollars or euros.

Share Price and Liquidity QIAGEN’s share price performance was mixed in 2019, declining 1.9% in U.S. dollars to $33.80 on the NYSE and rising 2.6% in euros to EUR 30.46 on the Frankfurt Stock Exchange (XETRA). Our shares continued to offer high liquidity, with average daily trading volume of approximately three million shares in 2019 (two million on the NYSE and other U.S. trading venues, and about one million on the Frankfurt Stock Exchange (XETRA) and other German exchanges). QIAGEN continued its commitment to disciplined capital allocation and shareholder returns. During 2019, QIAGEN repurchased 2.0 million shares on the Frankfurt Stock Exchange, under a program announced in January 2018. This program ended June 30, 2019, with a total of 4.9 million shares repurchased in 2018 and 2019 at an average price of EUR 32.0528 per share, for a total value of EUR 155.7 million (approximately $180 million) at the times of the purchases. As of December 31, 2019, the free float, which affects weighting of QIAGEN shares in various indices, was approximately 96%. Shareholder Structure QIAGEN has a global investor base comprised of more than 300 identified institutional investors, including about half in North America, about one-third in Europe and the remaining shares in the Asia-Pacific/Japan region. Members of the Managing Board and the Supervisory Board in total held about 2% of QIAGEN’s outstanding common shares at the end of 2019. Annual Shareholder Meeting At the Annual General Meeting on June 17, 2019, in Venlo, the Netherlands, shareholders voted in favor of all resolutions proposed by the Board of Directors, in many cases with majorities above 95% of the shares represented at the meeting. Shareholders present or represented at the meeting held approximately 161.9 million shares, 70% of QIAGEN’s approximately 230.8 million issued shares as of the record date for the meeting. Details of attendance and voting results are available at https://corporate.QIAGEN.com. Investor Relations and Engagement with Shareholders QIAGEN is committed to offering shareholders, analysts and communities around the world transparent, comprehensive and readily accessible information on our performance, strategy and future prospects, as well as our vision and mission. Interactions with existing and potential investors continued at an active pace through 2019, with QIAGEN executives taking part in many individual discussions during roadshows and investor conferences around the world. QIAGEN hosted an Analyst and Investor Day in New York on June 20, 2019, attended by about 100 market participants. Some investors and analysts also visited our sites in Hilden, Germany, and Germantown, Maryland, during 2019. Approximately 25 securities analysts, based in the United States, France, Germany and the United Kingdom, followed QIAGEN in 2019. QIAGEN Share Price Development and Average Trading Volume - NYSE 2019 2019 Year-end price $ 33.80 High $ 43.16 Low $ 25.04 Average daily trading volume (in million shares) 1.56

QIAGEN Share Price Development and Average Trading Volume - Frankfurt Stock Exchange (XETRA) 2019 2019 Year-end price € 30.46 High € 39.19 Low € 22.54 Average daily trading volume (in million shares) 0.60

Key Share Data 2019 Year-end market capitalization (in $ million) 7,698 Year-end market capitalization (in € million) 6,937 Source: QIAGEN Shareholder ID Source: QIAGEN Shareholder ID United States 49% GARP 6% Germany 11% Value 5% France 3% Index 18% England 14% Growth 64% Other 18% Other 2% Non-Institutional 5% Non-Institutional 5% Source: QIAGEN Shareholder ID Source: QIAGEN Shareholder ID

Management Report 024 Business and Operating Environment 054 Opportunities and Risks 076 Performance Review 088 Human Resources 092 Non-Financial Statement 108 Future Perspectives

MANAGEMENT REPORT Business and Operating Environment 23

Management Report Business and Operating Environment QIAGEN is a global leader in Sample to Insight solutions that transform biological samples into valuable molecular insights. Our mission is to enable customers across the continuum of molecular testing to unlock valuable insights faster, better and more efficiently - from the raw biological sample to the final interpreted result. We serve more than 500,000 customers in two broad customer groups: Molecular Diagnostics (human healthcare) and Life Sciences (academia, pharma R&D and industrial applications, primarily forensics). Proven QIAGEN solutions and content are providing answers in hospitals and laboratories worldwide, helping make sense of the increasing volumes and complexity of biological information, in keeping with our vision of making improvements in life possible. QIAGEN began operations in 1986 as a pioneer in the emerging biotechnology sector, introducing a novel method that standardized and accelerated extraction and purification of nucleic acids from biological samples. As molecular biology and genomic knowledge have grown to influence many areas of life, QIAGEN has expanded to serve the full spectrum of market needs. We believe our sample technologies are unmatched in quality for isolating and preparing DNA (deoxyribonucleic acid), RNA (ribonucleic acid) and proteins from blood or other liquids, tissue, plants or other materials. Our assay technologies amplify, enrich and make these biomolecules accessible for analysis, such as identifying the genetic information of a pathogen or a gene mutation in a tumor. QIAGEN’s industry-leading Digital Insights solutions allow users to analyze and interpret data with bioinformatics software and knowledge bases to provide relevant, actionable insights. Our automation systems tie these technologies together in seamless and cost-effective molecular testing workflows - from Sample to Insight. Net sales of $1.53 billion in 2019 consisted of consumable kits and other revenues (89% of sales) and automation systems and instruments (11% of sales). Approximately 48% of net sales in 2019 were in Molecular Diagnostics, and 52% in Life Sciences customer classes in the Academia / Applied Testing and Pharma markets. QIAGEN has grown by developing new instruments, consumables and digital solutions to meet diverse and growing needs in the market, partnering with researchers and Pharma companies, and acquiring companies or technologies to complement our portfolio. We believe the addressable global market for QIAGEN's portfolio of molecular testing products for customers across the continuum of life science research and molecular diagnostics totals more than $10 billion. We have funded our growth through internally generated funds, debt offerings, and private and public sales of equity securities. QIAGEN’s global shares are listed on the New York Stock Exchange under the ticker symbol QGEN and on the Frankfurt Prime Standard as QIA. The company is registered under its commercial and legal name QIAGEN N.V. with the trade register (kamer van koophandel) of the Dutch region Limburg Noord under file number 12036979. QIAGEN N.V. is a public limited liability company (naamloze vennootschap) under Dutch law as a holding company. Our principal executive office is located at Hulsterweg 82, 5912 PL Venlo, The Netherlands, and our telephone number is +31-77-355-6600. As a holding company, QIAGEN conducts business through subsidiaries located throughout the world. Further information about QIAGEN can be found at www.QIAGEN.com. By referring to our website, we do not incorporate the website or any portion of the website by reference into this Annual Report.

On March 3, 2020, QIAGEN and Thermo Fisher Scientific Inc. (NYSE: TMO) announced that their boards of directors, as well as the managing board of QIAGEN N.V., unanimously approved Thermo Fisher’s proposal to acquire QIAGEN for €39 per share in cash. The offer price represents a premium of approximately 23% to the closing price of QIAGEN’s common stock on the Frankfurt Prime Standard on March 2, 2020, the last trading day prior to the announcement of the transaction. Thermo Fisher will commence a tender offer to acquire all of the ordinary shares of QIAGEN. The transaction values QIAGEN at approximately $11.5 billion at current exchange rates, which includes the assumption of approximately $1.4 billion of net debt. The transaction, which is expected to be completed in the first half of 2021, is subject to the satisfaction of customary closing conditions, including the receipt of applicable regulatory approvals, the adoption of certain resolutions relating to the transaction at an Extraordinary General Meeting of QIAGEN’s shareholders, and completion of the tender offer. Operating Environment in 2019 Economic Environment Global economic growth decelerated in 2019 amid weakness in global trade and investment, providing a challenging business environment for QIAGEN operations. Real Gross Domestic Product (GDP) for the world grew an estimated 2.4% in 2019, decelerating from 3.0% in 2018 and 3.2% in 2017, the World Bank reported. Advanced economies including the United States, the Euro area and Japan delivered slower growth in 2019. Emerging markets as a whole also decelerated, with slower growth in China, India and many developing countries. Growth in global trade slowed in 2019 amid challenges including tariffs, geopolitical developments and weaker demand in Europe and Asia, although trade tensions eased somewhat late in the year. Central banks including the U.S. Federal Reserve and the European Central Bank reduced interest rates and took other actions in 2019 to ease monetary policy and counter the slowdown in economic growth. The U.S. dollar strengthened against other currencies in 2018, with a negative impact of about 2 percentage points on growth in QIAGEN sales reported in dollars. Industry Environment As genomic knowledge expands exponentially, molecular testing continues to grow to meet needs for insights in diagnostics, life science research, pharmaceutical R&D and public safety. Technologies for next-generation sequencing (NGS) and polymerase chain reaction (PCR) continued to disseminate and evolve in 2019, making molecular testing more accessible, faster and more efficient. Molecular diagnostics kept growing dynamically and expanding into new areas of medicine – enabling clinicians to evaluate and monitor cancers, infectious diseases, immune status, and prenatal or neonatal health. In 2019, 11 of the 44 new drugs approved by the FDA were targeted with biomarker testing; in addition, 15 existing drugs gained new indications targeted with biomarker testing. Reimbursement for precision medicine, however, remained a challenge. In Academia, spending on NGS and other molecular technologies continued to grow despite perennial uncertainties about research funding. Pharma industry spending on R&D also grew in 2019, with DNA and RNA tests providing critical insights for drug discovery and clinical trials. The migration of genomic technologies from basic research into the mainstream remains a powerful driver for long-term growth of the industry, increasing the need for scalable, user-friendly and efficient workflows from beginning to end in molecular testing. Recent Developments QIAGEN has recently achieved a number of milestones by continuing to focus on strategic growth initiatives: Sustaining the rapid growth of our QuantiFERON-TB franchise: › QIAGEN’s QuantiFERON-TB tests play an increasingly central role in the global fight against tuberculosis (TB), a contagious bacterial infection that strikes more than 10 million new patients and kills about 1.7 million annually. Guidelines from the World Health Organization (WHO) and leading clinical organizations now recommend screening of high-risk individuals for latent TB infection and preventive treatment as a component of TB control programs. › Sales of the QuantiFERON-TB franchise, including the fourth-generation QuantiFERON-TB Gold Plus (QFT-Plus), grew 8% in 2019 to $240 million. › In November 2019 QIAGEN and DiaSorin announced the U.S. launch of the LIAISON QuantiFERON-TB Gold Plus test as a streamlined, highly automated option for latent TB screening programs from small-scale to high-

throughput. QIAGEN and DiaSorin introduced QFT-Plus on LIAISON analyzers in Europe in late 2018, added the U.S. market following the recent FDA approval, and are planning availability for China in 2020. › In October 2019 the Stop TB Partnership’s Global Drug Facility (GDF) added QFT-Plus to its diagnostic catalog, opening a new channel to reach countries with a high incidence of TB but limited resources. The GDF helps match global demand with funding from donors, governments and non-governmental organizations. › QIAGEN continues to innovate in latent tuberculosis testing. In partnership with Ellume, QIAGEN is developing QuantiFERON-TB Access, a simplified, low-cost test offering ultrasensitive digital detection in a workflow designed for cost-efficiency and use in areas lacking laboratory infrastructure. The product will further advance global TB control efforts, particularly in low-resource and high-burden regions. Commercialization is expected to begin in 2020. Driving growth in next-generation sequencing (NGS) with greater focus: › QIAGEN continues to expand our global presence in the fast-growing market for next-generation sequencing (NGS). In 2019 we shifted our strategy and reoriented our NGS activities to focus on opportunities to build upon our strengths as a leader in "universal" technologies for preparing samples, analyzing genomic variations and interpreting sequencing data. › NGS-related sales in 2019 achieved QIAGEN’s goal of more than $180 million, compared to over $140 million in 2018. Demand for our universal NGS technologies and Digital Insights from bioinformatics applications drove this growth. › In October 2019 QIAGEN and Illumina, Inc. announced a 15-year partnership to broaden the use of NGS-based in vitro diagnostic kits to deliver insights for clinical decision-making, including companion diagnostics for precision medicine. Illumina and QIAGEN will cooperate to commercialize a menu of clinically validated workflows that combine QIAGEN’s proprietary content and digital solutions for use with Illumina’s MiSeq Dx, NextSeq 550Dx and future diagnostic systems. In the coming years we expect the partnership with Illumina, whose sequencing instruments are in widespread use worldwide, to expand our global presence in clinical decision- making using NGS technology. › QIAGEN also announced in October 2019 that we have discontinued development of new NGS instruments. We will focus NGS-related development resources on maximizing the new Illumina partnership for NGS-based diagnostic kits, as well as expanding our offering of universal NGS consumables for use with any sequencer. QIAGEN intends to continue supporting and servicing customers of the GeneReader NGS System, which is available as a complete system for the processing of smaller targeted gene panels, but we do not expect to develop new sequencing platforms at this time. › We continue to expand QIAGEN’s broad portfolio of universal, or platform-agnostic, NGS solutions. Among the new products introduced in 2019 are QIAseq Multimodal Panels, the industry’s only consolidated workflow to simultaneously detect DNA variants, RNA fusions and gene expression levels from a single sample; QIAseq FastSelect kits to remove unwanted RNA from samples, addressing critical bottlenecks in research into RNA and gene expression; and the QIAseq Expanded Carrier Screening Panel, enabling identification of genetic drivers of more than 200 rare and inherited diseases. Reaping the value of genomic insights for Precision Medicine: › QIAGEN continues to lead our industry in precision medicine, collaborating with more than 25 pharmaceutical and biotech companies to develop companion and complementary diagnostics to guide clinical decision-making. These partnerships feed a deep pipeline of Sample to Insight tests supporting clinical trials and, with regulatory approvals, patient care. › In 2019 three of our co-development partnerships bore fruit in newly approved companion diagnostics in oncology. We introduced the therascreen PIK3CA RGQ PCR Kit in the U.S. as a companion diagnostic to aid in identifying patients for a new breast cancer therapy developed by Novartis (launched in Europe in early 2020); the therascreen FGFR RGQ RT-PCR Kit to help identify U.S. urothelial cancer patients for Janssen Biotech’s newly approved FGFR kinase inhibitor; and the therascreen EGFR RGQ PCR Kit in Japan - our first companion diagnostic approval there - to help guide the use of a new Pfizer therapy in non-small cell lung cancer (NSCLC). All three run on the Rotor-Gene Q, a module in our QIAsymphony system.

› A partnership with Inovio Pharmaceuticals, launched in May 2019, will co-develop a liquid-biopsy companion diagnostic for Inovio’s DNA-based immunotherapy compound, which has potential to be the first treatment for human papillomavirus (HPV) infection of the cervix and first non-surgical treatment for precancerous lesions associated with the virus. › A new collaboration with Amgen announced in early 2020 will develop tissue-based companion diagnostics to identify non-small cell lung cancer patients who would benefit from Amgen's investigational cancer treatment AMG 510. The test will identify patients with cancers that have the KRAS G12C genetic mutation, a common cause of cancer. › We expanded our Day-One Lab Readiness network in 2019 through collaborations with CLIA-certified laboratories to ensure immediate patient access to QIAGEN companion diagnostics upon approval of new oncology drugs. Among the clinical labs now participating to accelerate patient access are LabCorp, Quest, NeoGenomics, SRL in Japan, and others. Expanding QIAGEN automation solutions to serve growing market needs: › QIAGEN has strategically expanded our offering of automation solutions to enter growing segments of the life science and molecular diagnostics markets, as well as to meet the diverse, rapidly evolving needs of customers. › The QIAsymphony system, a cost-effective modular automation solution that integrates PCR molecular testing from sample processing to final insights, surpassed our goal of 2,500 cumulative placements by year-end 2019. Related consumables grew globally, including an extensive menu of in vitro diagnostic tests in infectious disease, oncology and transplant care. The sample processing module, QIAsymphony SP, is a market-leading "front end" solution for reliable automated handling of samples, including liquid biopsies, for PCR and next-generation sequencing. › The QIAstat-Dx system is approaching 1,000 cumulative placements, providing fast, cost-effective and easy-to-use syndromic testing with novel Sample to Insight solutions. In May 2019, we launched the platform in the United States with an FDA-cleared multiplex panel for differential diagnosis of respiratory infections. QIAstat-Dx was introduced in Europe in 2018 with CE-IVD marked panels for respiratory and gastrointestinal infections. The system produced $15 million of sales in 2019. In early 2020, QIAGEN created a version of the QIAstat-Dx respiratory panel for potential use in testing of patients for COVID-19 in China and other markets using the QIAstat-Dx platform. Additional diagnostic panels are planned to launch in 2020 to enhance the value to clinics and physician offices. › The NeuMoDx 96 and 288 Molecular Systems are providing fully integrated, mid- to high-throughput PCR analysis systems for clinical laboratories, and now have eight CE-IVD cleared diagnostic kits covering a range of infectious diseases. QIAGEN has the right to commercialize these platforms in Europe and other markets outside the U.S. › Our development of disruptive new systems for digital PCR is on track to begin commercialization in 2020, combining proprietary QIAGEN technologies with assets acquired from Formulatrix in early 2019. Our digital PCR initiative aims to provide fully-integrated solutions that simplify workflows for laboratories, offer higher throughput and multiplexing, and provide customers with favorable costs for instruments and consumables. Digital Insights solutions transforming raw data into valuable insights: › As genomic data increasingly influences decisions in science and healthcare, QIAGEN’s Digital Insights solutions are driving growth with content-enabled bioinformatics that transform raw NGS data into actionable insights for customers. › Researchers worldwide use our software and industry-leading knowledge bases to accelerate innovation, guide experiments and translate genomic results into actions that enhance clinical care. Starting in 2014, QIAGEN has built a comprehensive, easy-to-use toolbox through acquisitions of Ingenuity, CLC bio, BIOBASE and OmicSoft. Digital Insights solutions are marketed as standalone products and integrated into QIAGEN Sample to Insight workflows to meet customer needs. › In June 2019, our industry-leading QIAGEN Clinical Insight (QCI), a clinical decision support platform for interpretation and reporting of next-generation sequencing data, achieved a milestone of more than 1 million patient test cases analyzed and interpreted. We continually update and expand the content available through QCI. After acquiring N-of-One, Inc. in January 2019, we integrated N-of-One’s services and somatic cancer database, including medical interpretation and real-world evidence from more than 125,000 anonymized patient samples, into QIAGEN Clinical Insight. Pioneering differentiated sample technologies and liquid biopsy solutions: › As a leader in sample technologies enabling laboratories to obtain highest-quality DNA and RNA for molecular testing, QIAGEN continues to innovate with front-end solutions in growing fields. QIAGEN technologies process an estimated 50,000 biological samples a day. In 2019 we rolled out several new products solving tough challenges for customers, such as new tools to accelerate RNA sequencing for research and liquid biopsies for efficient, less-invasive diagnosis. › Our QIAcube Connect system, launched in January 2019 to amplify the benefits of automated sample processing for customers, reached more than 660 placements by year-end, with strong Life Sciences demand. Building on over 8,000 placements of our first-generation QIAcube instrument, QIAcube Connect delivers a new level of digitization and ease of use with thousands of protocols, assuring full standardization and freeing customers from repetitive manual processing. › QIAGEN offers an innovative portfolio of liquid biopsy technologies for research and clinical applications. Liquid biopsies extract and purify DNA and RNA from blood or other body fluids, as an alternative to costly and sometimes impractical tissue biopsies. In 2019, our therascreen PIK3CA RGQ PCR Kit became the first FDA- approved liquid biopsy test using blood plasma to guide treatment decisions in breast cancer. › In October 2019, we launched innovative new QIAseq FastSelect kits for customers in Life Sciences to remove unwanted RNA from biological samples for faster, simpler library preparation. The solutions address critical bottlenecks in RNA sequencing, enabling scientists to achieve more on-target NGS reads and more efficient use of resources. Executing initiatives to prioritize resource allocation and create value: › QIAGEN implemented several organizational changes and portfolio initiatives in 2019 with the aim of driving future growth, efficiency and profitability. These actions prioritized resource allocation to streamline operations, strengthen the focus on execution and improve operating margins. › In October 2019, QIAGEN stopped internal development of new instruments for next-generation sequencing, restructuring to allocate resources from work on new proprietary NGS systems to QIAGEN's partnership with Illumina to commercialize in vitro diagnostic kits running on Illumina’s clinical NGS platforms, as well as to universal NGS portfolio. › Streamlining initiatives in 2019 aimed to create a more focused, agile and efficient global operation. Changes included shifting worldwide production into a regional structure, integrating global sales resources into the three Business Areas (Life Sciences, Molecular Diagnostics and QIAGEN Digital Insights), and moving additional activities to QIAGEN Business Services centers in Poland and the Philippines. › Digitization of a wide range of customer interactions continues to progress, with approximately 43% of 2019 sales coming via the QIAGEN website and other online channels. Products QIAGEN's leadership in Sample to Insight solutions for molecular testing leverages our product portfolio across a wide range of applications and customer classes. We provide more than 500 core consumable products (sample and assay kits), instruments and automation systems, and digital insight solutions (or bioinformatics) for analysis and interpretation. These diverse revenue streams comprise two main categories: Consumables and related revenues, approximately 89% of net sales in 2019, including sample and assay kits, digital insights, royalties, co-development milestone payments and services; and Automation platforms and instruments, approximately 11% of net sales in 2019, including related services and contracts. QIAGEN automation systems streamline molecular testing using consumables in efficient workflows and carrying customers through the process from Sample to Insight. Some QIAGEN consumables are designed to run on QIAGEN instruments, while others are universal kits designed for use with any molecular testing platform. Major types of QIAGEN solutions and related brands Sample Technologies Our broad portfolio of sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other biological materials to prepare for a wide variety of molecular testing needs in research and clinical applications. Sample Technologies Selected QIAGEN brands Primary sample technology consumables • Nucleic stabilization and purification kits designed for primary • QIAamp • DNeasy • RNeasy sample materials (DNA, RNA, proteins), manual and automated processing for genotyping, gene expression, viral and bacterial analysis • PAXgene • AdnaTest • Tiangen • Mainly based on silica membranes and buffers • Gentra Puregene • Oligotex • AllPrep • BioSprint Secondary sample technology consumables • Kits and components for purification of nucleic acids and proteins • QIAprep • QIAquick • DyeEx from secondary sample materials (e.g. gel, plasmid DNA, proteins) • Qproteome • BioMag • Ni-NTA • Molecular biology reagents • QIAGEN Plasmid Plus • QIAfilter • R.E.A.L. • HiSpeed • EndoFree Sample technology instruments • Instruments for nucleic acid purification and accessories • QIAsymphony SP • QIAcube Connect • QIAcube HT • QIAscout • Centrifuges • TissueLyser Assay Technologies Targeted or multiplex assay technologies deploy a variety of methods to amplify biomolecules and make them visible and ready for molecular analysis using different techniques.

Assay Technologies Selected QIAGEN brands Assay content consumables • Kits, assays, reagents and controls for identification and analysis of • EpiTect • ADNATest • miCURY sequence-specific targets (such as DNA, methylated DNA, bacterial DNA, RNA, miRNA) with different technologies (such as PCR, Pyrosequencing, hybridization) in assay and array format • GapmeR • qBiomarker • RT2 • Oligonucleotide synthesis, siRNAs, bisulfite conversion • miScript • AllStars • FlexiTube/FlexiPlate Enzymatics consumables • Custom-developed and configured enzymes and products which are • EnzScript • Phoenix Hot Start • VeraSeq sold to OEM customers • ZipScript Assay foundation consumables • Different generations of PCR, qPCR, reverse transcription and • QuantiTect • QuantiFast • QuantiNova combinations (RT-PCR) kits for analysis of gene expression, genotyping and gene regulation, running on QIAGEN or third-party instruments and technologies • OneStep RT-PCR • Rotor-Gene • HotStarTaq • Similar product portfolio developed and sold through QIAGEN • Type-it • QIAGEN Multiplex • TopTaq second brands (Quanta, Tiangen) • OmniScript • SuperScript • HiPerFect • QIAxpert consumables, cloning kits and transfection reagents • PolyFect • SuperFect Assay instruments • Modular PCR system with Sample to Insight laboratory automation • QIAsymphony RGQ • QIAsymphony AS • Rotor-Gene-Q • One-step molecular analysis of hard-to-diagnose syndromes • QIAstat-Dx • NeuMoDx 96 • NeuMoDx 288 • Fully integrated medium- to high-throughput PCR test analysis • PyroMark • QIAxpert • QIAxcel • Specialized instruments for assay setup and analysis • QIAgility Custom laboratory and genomic services • Custom services such as DNA sequencing, qPCR service, whole • Provided on an individualized contract basis genome amplification, and non-cGMP DNA production Next-Generation Sequencing (NGS) High-throughput or next-generation sequencing (NGS) enables analysis of multiple sequences in parallel, using massive analytical and computing power to generate date for a profile of a whole genome or portion of a genome.

Next-Generation Sequencing (NGS) Selected QIAGEN brands Universal NGS consumables • Predefined and custom NGS gene panels (DNA, RNA), library prep • QIAseq • REPLI-g • GeneRead kits and components, whole genome amplification, etc. Digital Insights solutions • Bioinformatics solutions to deliver actionable insights from NGS • QIAGEN Clinical Insight • CLC Genomics Workbench • OmicSoft data, sold as freestanding software or cloud-based solutions, also integrated into many QIAGEN consumables and instruments • N-of-One • QIAGEN Knowledge Base • HGMD • Ingenuity Variant Analysis • Ingenuity Pathway Analysis Forensics and Human Identification Genetic analysis used for forensics and human identification can positively identify or rule out identification of individuals or biological substances for purposes such as law enforcement investigation, paternity testing or food safety screening. Forensics and Human Identification Selected QIAGEN brands Human ID / Forensics sample collection consumables • Sample cards and collection swabs • FTA • Other consumables Human ID / Forensics consumables • STR assays for Human ID, additional assays for food contamination • Investigator (human ID / forensics) • mericon (food safety) Customers With a growing portfolio of innovative products for molecular testing, QIAGEN has built customer relationships across the entire value chain of Life Sciences and Molecular Diagnostics. Discoveries often surface in universities and research institutes, then are licensed for development by pharmaceutical and biotech companies, and finally move into widespread commercial use in healthcare and other areas of life. We organize our business to serve the needs of major customer classes: › Molecular Diagnostics - healthcare providers engaged in patient care including hospitals, public health organizations, reference laboratories and physician practices › Life Sciences - researchers in universities, research institutes and industry customers using molecular testing to achieve new insights into disease or other biological processes, as well as applying molecular testing in non- healthcare fields › Academia / Applied Testing - exploring the secrets of life such as disease mechanisms and pathways, translating findings into drug targets or other products, or serving purposes such as forensics and human identification › Pharma - pharmaceutical and biotechnology companies engaging in the R&D process from drug discovery to translational medicine and then clinical development Molecular Diagnostics QIAGEN offers one of the broadest portfolios of molecular technologies for healthcare, and Molecular Diagnostics customers accounted for $737 million of our sales in 2019. The success of molecular testing in healthcare depends on the ability to accurately analyze purified nucleic acid samples from sources such as blood, tissue, body fluids and stool. Automated systems must process tests reliably and efficiently, often handling hundreds of samples concurrently. The range of assays for diseases and biomarkers, convenience and ease of laboratory workflow, and standardization of lab procedures also influence success. The molecular diagnostics market generates total sales estimated by industry experts at approximately $7 billion in 2019, including about $5 billion potentially addressable with QIAGEN's product portfolio. Molecular testing is the most dynamic segment of the global in vitro diagnostics market, growing at an estimated annual rate in the mid- single-digits at constant exchange rates. Given the advantages of precise genetic information over traditional tests, QIAGEN expects the healthcare market to continue to provide significant growth opportunities. In QIAGEN’s Molecular Diagnostics business we focus on three priorities for fighting disease: › Oncology - accurately diagnosing cancer, enabling prevention or early detection, as well as guiding selection of therapies with individualized molecular insights for precision medicine. QIAGEN's oncology test portfolio includes a broad range of technologies and biomarkers for Precision Medicine, including regulator-approved companion diagnostics for oncogenes such as KRAS, EGFR BRCA1/2, JAK2, PIK3CA and others, as well as comprehensive gene panels for research applications in next-generation sequencing. We also provide industry-leading tests to screen for human papillomavirus (HPV) and protect women from cervical cancer. We have a deep pipeline of oncology tests for PCR and NGS analysis under development. In addition to our portfolio of molecular technologies and automation systems, QIAGEN offers Pharma partners a full infrastructure for co-development programs, intellectual property on platforms and content, regulatory experience, global marketing reach, and independence as a company focusing exclusively on these types of technologies. › Immune monitoring - using advanced tests to detect immune-system markers as a preventive strategy, such as screening patients for latent tuberculosis infection to guard against active TB disease, or to monitor immune function, for example in transplant patients. Our sensitive QuantiFERON technology accurately detects infection and measures immune response. Our lead products in this field, QuantiFERON-TB Gold Plus and QuantiFERON-TB Gold, are used in tuberculosis control efforts worldwide to detect latent TB infection (LTBI) by screening vulnerable populations, including close contacts of patients with active TB disease, immunocompromised persons or patients on immunosuppressive drugs. Individuals with LTBI can then be treated, preventing the infection from becoming active and contagious. As modern blood tests analyzed in a laboratory, the QuantiFERON-TB assays are faster, less labor-intensive and more accurate than the century-old tuberculin skin test. The potential global market for latent TB infection testing is estimated at up to $1 billion. In transplantation, our QuantiFERON Monitor provides monitoring of immune function in solid organ transplant patients and QuantiFERON-CMV Kit tests immunity for infection with cytomegalovirus (CMV) in at-risk patients. › Infectious diseases - detecting and differentiating viral and bacterial infections - such as HIV, hepatitis, influenza, sexually transmitted diseases and healthcare-associated infections, as well as respiratory and gastrointestinal syndromes - can be useful in guiding treatment, such as selection of appropriate antibiotic or antiviral therapies. QIAGEN offers an extensive range of kits for diagnosing infectious diseases, including a broad menu of reliable tests on the QIAsymphony and NeuMoDx automation systems, as well as QIAstat-Dx panels for respiratory and gastrointestinal syndromes. We are expanding this portfolio by seeking regulatory approvals of new assays across these platforms. QIAGEN remains a global leader in screening technologies for HPV, a viral infection that is the primary cause of cervical cancer, which kills about 270,000 women a year. Our gold standard digene HC2 HPV Test and our careHPV Test for use in low-resource regions lead the market in HPV screening around the world. In the United States, vigorous price competition has reduced QIAGEN’s HPV business to about 1% of total sales.

Life Sciences QIAGEN partners with customers across diverse disciplines in academia and industry, providing sample technologies, assay technologies, Digital Insights and services to universities and institutes, Pharma and biotech companies, government and law enforcement agencies. Life Sciences customers accounted for $789 million of our sales in 2019. Academia / Applied Testing QIAGEN provides Sample to Insight solutions to academic and research institutions around the world. We focus on enabling researchers to use reliable, fast, highly reproducible and high-quality technologies, sometimes replacing time-consuming traditional or in-house methods. QIAGEN often partners with leading institutions in research projects and develops customized solutions such as NGS panels for digital sequencing of multiple gene targets. As academic institutions increasingly embrace translational research, bridging from discoveries to practical applications in medicine, our relationships in Academia also support our presence in the Pharma and Molecular Diagnostics markets. Applied Testing customers make up the growing market for molecular testing beyond research and human healthcare. QIAGEN is a global leader in solutions for governments and industry, particularly in forensic testing and human identification. The value of genetic "fingerprinting" has been proven in criminal investigations and examinations of paternity or ancestry, as well as food safety and veterinary diagnostics. QIAGEN provides sample collection and analytical solutions for law enforcement and human identification labs, as well as advanced technologies for studies of microbiomes and their effect on health and the environment. Pharma QIAGEN has deep relationships with pharmaceutical and biotechnology companies. Drug discovery and translational research efforts increasingly employ genomic information, both to guide research in diseases and to differentiate patient populations most likely to respond to particular therapies. We estimate that about half of QIAGEN sales to these companies support research, while the other half supports clinical development, including stratification of patient populations based on genetic information. QIAGEN Digital Insights solutions also are widely used to guide pharmaceutical research. In Precision Medicine, we have built a position as the industry’s preferred partner to co-develop companion diagnostics paired with targeted drugs. QIAGEN’s more than 25 master collaboration agreements with Pharma customers, some with multiple co-development projects, have created a rich pipeline of molecular tests that are transforming the treatment of cancer and other diseases. Companion diagnostics can move through clinical trials and regulatory approvals, along with the paired drugs, to commercialization and marketing to healthcare providers. Global Presence by Category of Activity and Geographic Market Product Category Information Net sales for the product categories are attributed based on those revenues related to sample and assay products and related revenues including bioinformatics solutions, and revenues derived from instrumentation sales. 2019 2018 2017 (in thousands) Net Sales Consumables and related revenues $ 1,354,147 $ 1,315,459 $ 1,242,715 Instrumentation 172,277 186,389 174,821 Total $ 1,526,424 $ 1,501,848 $ 1,417,536 Geographical Information

QIAGEN currently markets products in more than 130 countries. The following table shows total revenue by geographic market for the past three years (net sales are attributed to countries based on the location of the customer, as certain subsidiaries have international distribution): 2019 2018 2017 (in thousands) Net Sales Americas: United States $ 663,869 $ 632,660 $ 579,906 Other Americas 58,121 60,359 73,478 Total Americas 721,990 693,019 653,384 Europe, Middle East and Africa 487,476 490,301 462,980 Asia Pacific and Rest of World 316,958 318,528 301,172 Total $ 1,526,424 $ 1,501,848 $ 1,417,536 QIAGEN has built an increasing presence in key emerging markets as a growth strategy. The top seven emerging markets - Brazil, Russia, India, China, South Korea, Mexico and Turkey - contributed approximately 16% of net sales in 2019, 2018 and 2017. Research and Development We are committed to expanding our global leadership in Sample to Insight solutions in Molecular Diagnostics and the Life Sciences. We target our research and development resources to the most promising technologies to address the unmet needs of our customers in healthcare and research labs in key geographic markets. As a percentage of sales, our research and development investments are among the highest in our industry. About 950 employees in research and development work in QIAGEN centers of excellence on three continents. Innovation at QIAGEN follows parallel paths: › Creating new systems for automation of workflows - platforms for laboratories, hospitals and other users of novel molecular technologies. › Expanding our broad portfolio of novel content - including assays to detect and measure biomarkers for disease or genetic identification. › Integrating Digital Insights with the testing process - software and cloud-based resources to interpret and transform raw molecular data into useful insights. Innovation in automation systems positions QIAGEN in fast-growing fields of molecular testing, as well as generating ongoing demand for our consumable products. We are developing and commercializing a deep pipeline of assays for preventive screening and diagnostic profiling of diseases, detection of biomarkers to guide Precision Medicine in cancer and other diseases, and other molecular targets. Our assay development program aims to commercialize tests that will add value to our QIAsymphony, QIAstat-Dx and NeuMoDx automation systems in the coming years, as well as next-generation sequencing kits to support our universal NGS franchise and our in vitro diagnostics partnership with Illumina. In 2019, we launched novel companion diagnostics on the QIAsymphony platform for breast, lung and urothelial cancers. We also added the FDA approved respiratory panel for infectious diseases to the menus for QIAstat-Dx and the NeuMoDx 96 and 288 platforms. QIAGEN collaborates with many institutions and companies to create innovative molecular solutions. In May 2019, partnering with U.K.-based organizations, we launched APIS Assay Technologies Ltd., a new company aiming to accelerate biomarker commercialization by bridging the translational gap between genomic discoveries and the development of new diagnostics.

Our Digital Insights teams are developing new software and adding proprietary cloud-based content to support the latest research and clinical trends in molecular testing, especially the interpretation of large volumes of NGS data. We also integrate digital solutions with instruments and molecular content to provide our customers seamless Sample to Insight workflows. Sales and Marketing We market our products in more than 130 countries, mainly through subsidiaries in markets in the Americas, Europe, Australia and Asia with the greatest sales potential. Experienced marketing and sales staff, many of them scientists with academic degrees in molecular biology or related areas, sell our products and support our customers. Business managers oversee key accounts to ensure that we serve customers’ commercial needs, such as procurement processes, financing, data on costs and value of our systems, and collaborative relationships. In many markets, we have specialized independent distributors and importers. Our marketing strategy focuses on providing differentiated, high-quality products across the value chain from Sample to Insight, integrating components into end-to-end solutions when possible, and enhancing relationships with commitment to technical excellence and customer service. Our omni-channel approach seeks to engage customers through their preferred channels - online, by phone, in person, etc. - and to optimize investment in different customer types. QIAGEN has initiated actions to drive the growth of our digital marketing channels - including our website (www.QIAGEN.com), product-specific sites and social media. Our eCommerce team works with clients to provide automated processes supporting a variety of electronic transactions and all major eProcurement systems. Information contained on our website, or accessed through it, is not part of this Annual Report. Our GeneGlobe Design & Analysis Hub (www.geneglobe.com), upgraded in September 2019, is a valuable outreach to scientists in Pharma and Academia, enabling researchers to search and order from approximately 25 million pre-designed and custom PCR assay kits, NGS assay panels and other products. The new hub brings next- level experiment planning, execution and follow-up to life science researchers, linking our Digital Insights solutions with ordering of assays to accelerate research. QIAGEN uses a range of tools to provide customers with direct access to technical support, inform them of new product offerings, and enhance our reputation for technical excellence, high-quality products and commitment to service. For example, our technical service hotline allows existing or potential customers to discuss a wide range of questions about our products and molecular biology procedures, online or via phone, with Ph.D. and M.Sc. scientists at QIAGEN. Frequent communication with customers enables us to identify market needs, learn of new developments and opportunities, and respond with new products. We also distribute publications, including our catalog, to existing and potential customers worldwide, providing new product information, updates, and articles about existing and new applications. In addition, we hold numerous scientific seminars at clinical, academic and industrial research institutes worldwide and at major scientific and clinical meetings. We conduct direct marketing campaigns to announce new products and special promotions, and we offer personalized electronic newsletters and webinars highlighting molecular biology applications. For laboratories that frequently rely on our consumables, the QIAstock program maintains inventory on-site to keep up with their requirements. QIAGEN representatives make regular visits to replenish the stock and help with other needs, and we are automating this process with digital technologies. Easy-to-use online ordering, inventory monitoring and customer-driven changes make QIAstock an efficient system for providing ready access to our products for the hundreds of customers worldwide who use this program. Seasonality Our business does not experience significant, predictable seasonality. Historically, a significant portion of our sales have been to researchers, universities, government laboratories and private foundations whose funding is dependent upon grants from government agencies, such as the National Institutes of Health and similar bodies. To the extent that our customers experience increases, decreases or delays in funding arrangements and budget approvals, and to the extent that customers' activities are slowed such as during times of higher unemployment, vacation periods or delays in approval of government budgets, we may experience fluctuations in sales volumes during the year or delays from one period to the next in the recognition of sales. Additionally, we have customers who are active in the diagnostics testing market, and sales to these customers fluctuate to the extent their activities are impacted by public health concerns such as the timing and severity of flu season. Intellectual Property, Proprietary Rights and Licenses We have made and expect to continue to make investments in intellectual property. In 2019, additions to our intangible assets outside of business combinations totaled $286.2 million. While we do not depend solely on any individual patent or technology, we are significantly dependent in the aggregate on technology that we own or license. Therefore, we consider protection of proprietary technologies and products one of the major keys to our business success. We rely on a combination of patents, licenses and trademarks to establish and protect proprietary rights. As of December 31, 2019, we owned 352 issued patents in the United States, 275 issued patents in Germany and 1,700 issued patents in other major industrialized countries. We had 558 pending patent applications. Our policy is to file patent applications in Western Europe, the United States and Japan. U.S. patents have a term of 17 years from the date of issue (for patents issued from applications submitted prior to June 8, 1995), or 20 years from the date of filing (in the case of patents issued from applications submitted on or after June 8, 1995). Patents in most other countries have a term of 20 years from the date of filing the patent application. We intend to aggressively prosecute and enforce patents and to otherwise protect our proprietary technologies. We also rely on trade secrets, know-how, continuing technological innovation and licensing opportunities to develop and maintain our competitive position. Our practice is to require employees, consultants, outside scientific collaborators, sponsored researchers and other advisers to execute confidentiality agreements upon commencement of their relationships with us. These agreements provide that all confidential information developed by or made known to the individual during the course of the relationship is to be kept confidential and not disclosed to third parties, subject to a right to publish certain information in scientific literature in certain circumstances and to other specific exceptions. In the case of our employees, the agreements provide that all inventions conceived by individuals in the course of their employment will be our exclusive property. See “Risks” included in the “Opportunities and Risks” section below for details regarding risks related to our reliance on patents and proprietary rights. Competition In the Academic and Pharma markets, we believe our primary competition in sample technology products involves traditional separation and purification methods, such as phenol extraction, cesium chloride density gradient centrifugation, and precipitation. These methods utilize widely available reagents and other chemicals supplied by companies in these markets. We compete with these methods through innovative technologies and products, offering a comprehensive solution for nucleic acid collection, pre-treatment, separation and purification needs and providing significant advantages in speed, reliability, convenience, reproducibility and ease of use. We also experience competition in various markets from other companies providing sample preparation products in kit form and assay solutions. These competitors include, but are not limited to, companies with a focus on nucleic acid separation and purification, assay solutions, transfection reagents and protein fractionation products. We believe our proprietary technologies and products offer significant advantages over competitors' products with regard to purity, speed, reliability and ease-of-use. Some of our other products within our molecular diagnostics customer class, such as tests for Chlamydia, Gonorrhea, hepatitis B virus, herpes simplex virus and CMV, compete against existing screening, monitoring and diagnostic technologies, including tissue culture and antigen-based diagnostic methodologies. We believe the primary competitive factors in the market for gene-based probe diagnostics and other screening devices are clinical validation, performance and reliability, ease of use, standardization, cost, proprietary position, competitors' market shares, access to distribution channels, regulatory approvals and reimbursement.

We do not believe our competitors typically have the same comprehensive approach to sample to insight solutions as we do or the ability to provide the broad range of technologies and depth of products and services that we offer. With our complete range of manual and fully automated solutions, we believe we offer the value of standardization of procedures and, therefore, more reliable results. We also believe our integrated strategic approach gives us a competitive advantage. The quality of sample technologies-an area in which we have a unique market and leadership position-is a key prerequisite for reliable molecular assay solutions, which increasingly are being applied in emerging markets such as Molecular Diagnostics and Applied Testing. Current and potential competitors may be in the process of seeking FDA or foreign regulatory approvals for their respective products. Our continued future success will depend in large part on our ability to maintain our technological advantage over competing products, expand our market presence and preserve customer loyalty. There can be no assurance that we will be able to compete effectively in the future or that development by others will not render our technologies or products non-competitive. Suppliers As part of our supplier assessment procedures, we evaluate on a monthly basis the supply performance of our raw material and component suppliers, and we assess on a continuous basis potential alternative sources of such materials and components, and on a yearly basis assess the risks and benefits of reliance on our existing suppliers. We buy materials for our products from many suppliers, and are not dependent on any one supplier or group of suppliers for our business as a whole. Raw materials generally include chemicals, raw separation media, biologics, plastics, electronics and packaging. Raw materials are generally readily available at competitive, stable prices from a number of suppliers. Certain raw materials are produced under our specifications. We have inventory agreements with the majority of our suppliers and we closely monitor stock levels to maintain adequate supplies. We believe we maintain inventories at a sufficient level to ensure reasonable customer service levels and to guard against normal volatility in availability. Government Regulations We are subject to a variety of laws and regulations in the European Union, the United States and other countries. The level and scope of the regulation varies depending on the country or defined economic region, but may include, among other things, the research, development, testing, clinical trials, manufacture, storage, recordkeeping, approval, labeling, promotion and commercial sales and distribution, of many of our products. European Union Regulations In the European Union, in vitro diagnostic medical devices (IVDs) have been regulated under EU-Directive 98/79/EC (IVD Directive) and corresponding national provisions, however, this Directive will be replaced by the In Vitro Diagnostic Device Regulation (IVDR) in May 2022. The IVD Directive requires that medical devices meet the essential requirements set out in an annex of the directive. These requirements include the safety and efficacy of the devices. According to the IVD Directive, the Member States presume compliance with these essential requirements in respect of devices which are in conformity with the relevant national standards transposing the harmonized standards of which the reference numbers have been published in the Official Journal of the European Communities. These harmonized standards include ISO 13485:2016, the quality standard for medical device manufacturers. IVD medical devices, other than devices for performance evaluation, must bear the CE marking of conformity when they are placed on the market. The CE mark is a declaration by the manufacturer that the product meets all the appropriate provisions of the relevant legislation implementing the relevant European Directive. As a general rule, the manufacturer must follow the procedure of the EC Declaration of conformity to obtain this CE marking. Each European country must adopt its own laws, regulations and administrative provisions necessary to comply with the IVD Directive. Member States may not create any obstacle to the placing on the market or the putting into service within their territory of devices bearing the CE marking according to the conformity assessment procedures. Under the IVDR, which was enacted by the European Commission (EC) on May 25, 2017, in vitro diagnostics will be subject to additional legal regulatory requirements after the IVDR comes into full effect on May 26, 2022. Once implemented, the entire EU IVD industry will have to comply with these new requirements, which will bring the EU regulatory landscape on par with other highly regulated markets such as the US. Many Guidance Documents and other regulatory mechanisms will need to be established during this transition period and it is anticipated that it will be late in 2020 before the infrastructure is established to begin the new approvals process. U.S. Regulations In the United States, in vitro diagnostic products are subject to regulation by the FDA as medical devices to the extent that they are intended for use in the diagnosis, treatment, mitigation or prevention of disease or other conditions. They are subject to premarket review and postmarket controls which will differ depending on how the FDA classifies a specific IVD. Certain types of tests like some that we manufacture and sell for research use only in the United States have not been subject to FDA’s premarket review and controls because we do not promote these tests for clinical diagnostic use, and they are labeled “For Research Use Only,” or RUO, as required by the FDA. Other tests, known as laboratory developed tests (LDTs) which are in vitro diagnostic tests that are designed, manufactured and used within a single laboratory, have generally been subject to enforcement discretion, which means that FDA generally has not enforced premarket review and other applicable FDA requirements. However, as LDTs have increased in complexity, the FDA has begun to take a risk-based approach to their regulation. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as FDA refusal to approve pending PMAs, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties and criminal prosecution. In Vitro Diagnostics The FDA regulates the sale or distribution of medical devices, including in vitro diagnostic test kits and some LDTs. The information that must be submitted to the FDA in order to obtain clearance or approval to market a new medical device varies depending on how the medical device is classified by the FDA. Medical devices are classified into one of three classes depending on the controls deemed by the FDA to be necessary to reasonably ensure their safety and effectiveness. Class I devices are subject to general controls, including labeling requirements, and adherence to the FDA’s quality system regulations (QSRs), which are device-specific current good manufacturing practices. Class II devices are subject to premarket notification, QSRs, general controls and sometimes special controls, including performance standards and post-market surveillance. Class III devices are subject to most of the previously identified requirements as well as to pre-market approval. Class I devices are exempt from premarket review; most Class II devices require 510(k) clearance, and all Class III devices must receive premarket approval before they can be sold in the United States. The payment of a user fee, that is typically adjusted annually, to the FDA is usually required when a 510(k) notice or premarket approval application is submitted. 510(k) Premarket Notification. A 510(k) premarket notification requires the sponsor to demonstrate that a medical device is substantially equivalent to another marketed device, termed a “predicate device,” that is legally marketed in the United States and for which a premarket approval was not required. A device is substantially equivalent to a predicate device if it has the same intended use and technological characteristics as the predicate; or has the same intended use but different technological characteristics, where the information submitted to the FDA does not raise new questions of safety and effectiveness and demonstrates that the device is at least as safe and effective as the legally marketed device. The FDA generally issues a decision letter within 90 days of receipt of the 510(k) if it has no additional questions or sends a first action letter requesting additional information within 75 days. Most 510(k)s do not require clinical data for clearance, but a minority will. Requests for additional data, including clinical data, will increase the time necessary to review the notice. If the FDA believes that the device is not substantially equivalent to a predicate device, it will issue a “Not Substantially Equivalent” (NSE) determination and designate the device as a Class III device, which will require the submission and approval of a PMA before the new device may be marketed. A person who receives an NSE determination in response to a 510(k) submission may, within 30 days of receipt of the NSE determination, submit a de novo request for the FDA to make a risk-based evaluation for classification of the device into Class I or II. Devices that are classified through the de novo process may be marketed and used as predicates for future 510(k) submissions. The FDA continues to reevaluate the 510(k) pathway and process and the de novo process, and has taken what it describes as a risk-based approach to develop innovative regulatory policy to propose a more "contemporary" approach. In October 2017, the FDA published a final guidance entitled, “De Novo Classification Process (Evaluation of Automatic Class III Designation)” and in December 2018, the FDA issued a proposed rule which if finalized is intended to provide structure, clarity and transparency on the de novo classification process. We cannot predict what if any changes will occur or how they will affect our current or future products. Premarket Approval. The PMA process is more complex, costly and time consuming than the 510(k) process. A PMA must be supported by more detailed and comprehensive scientific evidence, including clinical data, to demonstrate the safety and efficacy of the medical device for its intended purpose. If the device is determined to present a “significant risk,” the sponsor may not begin a clinical trial until it submits an investigational device exemption (IDE) to the FDA and obtains approval to begin the trial. After the PMA is submitted, the FDA has 45 days to make a threshold determination that the PMA is sufficiently complete to permit a substantive review. If the PMA is complete, the FDA will file the PMA. The FDA is subject to a performance goal review time for a PMA that is 180 days from the date of filing, although in practice this review time is longer. Questions from the FDA, requests for additional data and referrals to advisory committees may delay the process considerably. The total process may take several years and there is no guarantee that the PMA will ever be approved. Even if approved, the FDA may limit the indications for which the device may be marketed. The FDA may also request additional clinical data as a condition of approval or after the PMA is approved. Any changes to the medical device may require a supplemental PMA to be submitted and approved before changed medical device may be marketed. Any products sold by us pursuant to FDA clearances or approvals will be subject to pervasive and continuing regulation by the FDA, including record keeping requirements, reporting of adverse experiences with the use of the device and restrictions on the advertising and promotion of our products. Device manufacturers are required to register their establishments and list their devices with the FDA and are subject to periodic inspections by the FDA and certain state agencies. Noncompliance with applicable FDA requirements can result in, among other things, warning letters, fines, injunctions, civil penalties, recalls or seizures of products, total or partial suspension of production, refusal of the FDA to grant 510(k) clearance or PMA approval for new devices, withdrawal of 510(k) clearances and/or PMA approvals and criminal prosecution. Regulation of Companion Diagnostic Devices If a sponsor or the FDA believes that a diagnostic test is essential for the safe and effective use of a corresponding therapeutic product, the sponsor of the therapeutic product will typically work with a collaborator to develop an in vitro companion diagnostic device, or IVD. IVDs are regulated by the FDA as medical devices. The FDA issued a final guidance document in 2014, entitled “In Vitro Companion Diagnostic Devices” that is intended to assist companies developing in vitro companion diagnostic devices and companies developing therapeutic products that depend on the use of a specific in vitro companion diagnostic for the safe and effective use of the product. The FDA defined an IVD companion diagnostic device as a device that provides information that is essential for the safe and effective use of a corresponding therapeutic product. The FDA expects that the therapeutic sponsor will address the need for an approved or cleared IVD companion diagnostic device in its therapeutic product development plan and that, in most cases, the therapeutic product and its corresponding IVD companion diagnostic will be developed contemporaneously. It also issued a draft guidance on July 15, 2016, entitled, “Principles for Codevelopment of an In Vitro Companion Diagnostic Device with a Therapeutic Product” to serve as a practical guide to assist therapeutic product sponsors and IVD sponsors in developing a therapeutic product and an accompanying IVD companion diagnostic and on December 7, 2018, it published another draft guidance, “Developing and Labeling In Vitro Companion Diagnostic Devices for a Specific Group or Class of Oncology Therapeutic Products” which, if finalized, is intended to facilitate class labeling on diagnostic tests for oncology therapeutic products, where scientifically appropriate. The FDA also introduced the concept of complementary diagnostics that are distinct from companion diagnostics because they provide additional information about how a drug is used or identify patients who are likely to derive the greatest benefit from therapy without being required for the safe and effective use of that drug. The FDA has not yet provided much guidance on the regulation and use of complementary diagnostics, but several have been approved.

The FDA indicated that it will apply a risk-based approach to determine the regulatory pathway for IVD companion diagnostic devices, as it does with all medical devices. This means that the regulatory pathway will depend on the level of risk to patients, based on the intended use of the IVD companion diagnostic device and the controls necessary to provide a reasonable assurance of safety and effectiveness. The two primary types of marketing pathways for medical devices are clearance of a premarket notification under Section 510(k) of the Federal Food, Drug, and Cosmetic Act, or 510(k), and approval of a premarket approval application, or PMA. We expect that any IVD companion diagnostic device developed for use with our drug candidates will utilize the PMA pathway and that a clinical trial performed under an investigational device exemption, or IDE, will have to be completed before the PMA may be submitted. The FDA expects that the therapeutic sponsor will address the need for an IVD companion diagnostic device in its therapeutic product development plan and that, in most cases, the therapeutic product and its corresponding IVD companion diagnostic device will be developed contemporaneously. If the companion diagnostic test will be used to make critical treatment decisions such as patient selection, treatment assignment, or treatment arm, it will likely be considered a significant risk device for which a clinical trial will be required. The sponsor of the IVD companion diagnostic device will be required to comply with the FDA’s IDE requirements that apply to clinical trials of significant risk devices. If the diagnostic test and the therapeutic drug are studied together to support their respective approvals, the clinical trial must meet both the IDE and IND requirements. PMAs must be supported by valid scientific evidence, which typically requires extensive data, including technical, preclinical, clinical and manufacturing data, to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device. For diagnostic tests, a PMA typically includes data regarding analytical and clinical validation studies. As part of its review of the PMA, the FDA will conduct a pre-approval inspection of the manufacturing facility or facilities to ensure compliance with the Quality System Regulation, or QSR, which requires manufacturers to follow design, testing, control, documentation and other quality assurance procedures. FDA review of an initial PMA may require several years to complete. If the FDA evaluations of both the PMA and the manufacturing facilities are favorable, the FDA will either issue an approval order or an approvable letter, which usually contains a number of conditions that must be met in order to secure the final approval of the PMA. If the FDA’s evaluation of the PMA or manufacturing facilities is not favorable, the FDA will send the applicant a not approvable letter or an order denying approval. A not approvable letter will outline the deficiencies in the application and, where practical, will identify what is necessary to make the PMA approvable. The FDA may also determine that additional clinical trials are necessary, in which case the PMA approval may be delayed for several months or years while the trials are conducted and then the data submitted in an amendment to the PMA. Once granted, PMA approval may be withdrawn by the FDA if compliance with post approval requirements, conditions of approval or other regulatory standards is not maintained or problems are identified following initial marketing. After approval, the use of an IVD companion diagnostic device with a therapeutic product will be stipulated in the instructions for use in the labeling of both the diagnostic device and the corresponding therapeutic product. In addition, a diagnostic test that was approved through the PMA process or one that was cleared through the 510(k) process and placed on the market will be subject to many of the same regulatory requirements that apply to approved drugs. The FDA has approved a number of drug/diagnostic device companions in accordance with the Guidance. Unique Device Identifier Requirements In September 2013, the FDA issued its final rule on the Unique Device Identifier. This rule now requires an additional registered identifier, including a special barcode, on all FDA regulated medical devices. The rule is implemented in phases with the first deadline of September 24, 2014 being established for all Class III medical devices. For QIAGEN, this impacted the HC2, QuantiFERON, artus, and therascreen products. We established a task force to ensure that the deadline was met but there is additional administrative and regulatory burden on us related to the annual reporting of compliance of these products to the new regulation. Class II and Class I products were required to have this same labeling as of September 24, 2016 and 2018, respectively. QIAGEN was fully compliant with the new rule by September 2018. The new rule will also require additional compliance oversight now that it has been implemented. The requirements are now confirmed as part of our annual reporting and PMA submissions. They are also assessed during site inspections by the U.S. FDA. Regulation of Research Use Only Products Some of our products are sold for research purposes in the U.S., and labeled “For Research Use Only” (RUO) or “for molecular biology applications.” In November 2013, the FDA issued a final Guidance for Industry and Food and Drug Administration Staff entitled, “Distribution of In Vitro Diagnostic Products Labeled for Research Use Only or Investigational Use Only.” In the Guidance, RUO refers to devices that are in the laboratory phase of development, and investigational use only, or IUO, refers to devices that are in the product testing phase of development. These types of devices are exempt from most regulatory controls. Because we do not promote our RUOs for clinical diagnostic use or provide technical assistance to clinical laboratories with respect to these tests, we believe that these tests are exempt from FDA’s premarket review and other requirements. If the FDA were to disagree with our designation of any of these products, we could be forced to stop selling the product until we obtain appropriate regulatory clearance or approval. Further, it is possible that some of our RUOs may be used by some customers without our knowledge in their LDTs, which they develop, validate and promote for clinical use. However, as previously noted, we do not promote these products for use in LDTs or assist in the development of the LDTs for clinical diagnostic use. The 21st Century Cures Act (Cures Act) was enacted into law on December 13, 2016, after a bipartisan, multi-year effort. The Cures Act primarily affects activities of the Department of Health and Human Services (HHS) and its agencies, including the Food and Drug Administration (FDA or the Agency). On June 6, 2017, Scott Gottlieb, M.D., Commissioner of Food and Drugs, reported to Congress as required by the Cures Act. This report included the Food & Drug Administration Work Plan and Proposed Funding Allocations of FDA Innovation Account (Required by Section 1002 of the 21st Century Cures Act (Public Law 114-255). This is now being implemented with a broad spectrum of initiatives within the FDA with the goal to support patients with improved and timely access to safe and efficacious medical products. For industry, it is anticipated that some processes will become less burdensome with more rapid approval/clearance cycles while others will continue to require significant investment. HIPAA and Other Privacy and Security Laws Numerous privacy and data security laws apply to personal information, including health information. These laws vary in their application. For example, the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, and their implementing regulations (collectively, HIPAA), regulate the uses, disclosures and security of identifiable health information (protected health information or PHI) in the hands of certain health care providers, health plans or health care clearing houses (covered entities). HIPAA regulates and limits covered entities’ uses and disclosures of PHI and requires the implementation of administrative, physical and technical safeguards to keep PHI secure. HIPAA also applies to organizations that create, receive, maintain or transmit PHI to provide services to or for or on behalf of covered entities (business associates). Business associates and certain of their subcontractors are required to comply with certain privacy and all of the security standards of HIPAA. Business associates and covered entities must also comply with breach notification standards established by HIPAA. The HIPAA breach notification standards require covered entities to notify affected individuals, the government, and in some cases, local and national media in the event of a breach of PHI that has not been secured in accordance with HIPAA standards, such as by encryption. The breach notification standards require business associates to notify covered entity customers of their own breaches of unsecured PHI so that the relevant covered entity may make required notifications. In the ordinary course, HIPAA does not apply to us directly, but if we were to act as a HIPAA covered entity or business associate, we would be subject to these obligations. Most of our institutional and physician customers are covered entities under HIPAA and must obtain proper authorization, de-identify information or take some other step so that we may provide services involving PHI. When PHI is de-identified in accordance with HIPAA or when the disclosure of PHI is authorized by a patient, HIPAA does not impose any compliance obligations on the recipient, but our use and disclosure of the information may be limited by contract or the terms of the authorization. All 50 states have adopted data breach notification laws relating to the “personal information” of their residents. Personal information typically includes an individual’s name or initials coupled with social security, financial account, debit, credit or state-issued identification number or other information that could lead to identity theft. An increasing number of states are broadly including "health information" as personal information protected under the law. There is significant variability under these laws, but most require notification to affected individuals and to the government in the event of breach. Other laws of some states require that that we comply with data security obligations. These laws may apply to us when we receive or maintain personal information regarding individuals, including our employees. We are subject to enforcement by state attorneys general who have authority to enforce state data privacy or security laws. Accordingly, we maintain an active privacy and data security program designed to address applicable regulatory compliance requirements. The Genetic Information Nondiscrimination Act of 2008, also referred to as GINA, is a federal law that protects individuals from discrimination in the health insurance and employment contexts because of DNA characteristics that may affect their health. GINA prohibits covered employers from requesting, obtaining, or using employees’ genetic information (subject to limited exceptions), and prohibits covered health insurers from requesting genetic information or using any such information they may already have for purposes of making eligibility, premium, or coverage- related decisions. Many states have also adopted genetic testing and privacy laws. These laws typically require a specific, written consent for genetic testing as well as consent for the disclosure of genetic test results and otherwise limit uses and disclosures of genetic testing results. A few states have adopted laws that give their residents property rights in their genetic information. Privacy and data security laws, including those relating to health information, are complex, overlapping and rapidly evolving. As our activities evolve and expand, additional laws may be implicated. For example, the California Consumer Privacy Act of 2018, which took effect on January 1, 2020, imposes requirements and protections upon the processing of personal data, aimed at giving California consumers more visibility and control over their personal information. There are also non-U.S. privacy laws, such as the General Data Protection Regulation (GDPR) of the European Union, that impose restrictions on the transfer, access, use, and disclosure of health and other personal information. We have implemented the requirements set forth by the GDPR, which took effect on May 25, 2018. All of these laws impact our business either directly or indirectly. Our failure to comply with applicable privacy or security laws or significant changes in these laws could significantly impact our business and future business plans. For example, we may be subject to regulatory action or lawsuits in the event we fail to comply with applicable privacy laws. We may face significant liability in the event any of the personal information we maintain is lost or otherwise subject to misuse or other wrongful use, access or disclosure. Compliance with Fraud and Abuse Laws We have to comply with various U.S. federal and state laws, rules and regulations pertaining to healthcare fraud and abuse, including anti-kickback laws and physician self-referral laws, rules and regulations. Violations of the fraud and abuse laws are punishable by criminal and civil sanctions, including, in some instances, exclusion from participation in federal and state healthcare programs, including Medicare and Medicaid. Anti-Kickback Statute The federal Anti-Kickback Statute prohibits persons from knowingly or willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in exchange for or to induce: › The referral of an individual for a service or product for which payment may be made by Medicare, Medicaid or other government-sponsored healthcare program; or › purchasing, ordering, arranging for, or recommending the ordering of, any service or product for which payment may be made by a government-sponsored healthcare program. The definition of “remuneration” has been broadly interpreted to include anything of value, including such items as gifts, certain discounts, waiver of payments, and providing anything at less than its fair market value. In addition, several courts have interpreted the law to mean that if “one purpose” of an arrangement is intended to induce referrals, the statute is violated.

The Anti-Kickback Statue is broad and prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. Recognizing that the Anti-Kickback Statute is broad and may technically prohibit many innocuous or beneficial arrangements, the Office of Inspector General of the Department of Health and Human Services (OIG) has issued regulations, commonly known as "safe harbors." These safe harbors set forth certain requirements that, if fully met, will insulate healthcare providers, medical device manufacturers, and others, from prosecution under the Anti-Kickback Statute. Although full compliance with these safe harbor provisions ensures against prosecution under the Anti-Kickback Statute, full compliance is often difficult and the failure of a transaction or arrangement to fit within a specific safe harbor does not necessarily mean that the transaction or arrangement is illegal or that prosecution under the Anti-Kickback Statute will be pursued. However, conduct and business arrangements that do not fully satisfy each applicable safe harbor may result in increased scrutiny by government enforcement authorities such as the OIG. The statutory penalties for violating the Anti-Kickback Statute include imprisonment for up to five years and criminal fines of up to $25,000 per violation. In addition, through application of other laws, conduct that violates the Anti-Kickback Statute can also give rise to False Claims Act lawsuits, civil monetary penalties and possible exclusion from Medicare and Medicaid and other federal healthcare programs. In addition to the Federal Anti-Kickback Statute, many states have their own kickback laws. Often, these laws closely follow the language of the federal law, although they do not always have the same scope, exceptions, safe harbors or sanctions. In some states, these anti-kickback laws apply not only to payment made by a government health care program but also with respect to other payors, including commercial insurance companies. We have and may in the future, enter into various agreements with health care providers who perform services for us, including some who make clinical decisions to use our products. All such arrangements have been structured with the intention of complying with all applicable fraud and abuse laws, including the Anti-Kickback Statute. Other Fraud and Abuse Laws The federal False Claims Act (FCA) prohibits any person from knowingly presenting, or causing to be presented, a false claim or knowingly making, or causing to be made, a false statement to obtain payment from the federal government. Those found in violation of the FCA can be subject to fines and penalties of three times the damages sustained by the government, plus mandatory civil penalties of between $5,500 and $11,000 for each separate false claim. Actions filed under the FCA can be brought by any individual on behalf of the government, a "qui tam" action, and such individual, known as a "relator" or, more commonly, as a "whistleblower," who may share in any amounts paid by the entity to the government in damages and penalties or by way of settlement. In addition, certain states have enacted laws modeled after the FCA, and this legislative activity is expected to increase. Qui tam actions have increased significantly in recent years, causing greater numbers of healthcare companies, including medical device manufacturers, to defend false claim actions, pay damages and penalties or be excluded from Medicare, Medicaid or other federal or state healthcare programs as a result of investigations arising out of such actions. The federal ban on physician self-referrals, commonly known as the Stark Law, prohibits, subject to certain exceptions, physician referrals of Medicare and Medicaid patients to an entity providing certain “designated health services” if the physician or an immediate family member of the physician has any financial relationship with the entity. Penalties for violating the Stark Law include fines, civil monetary penalties and possible exclusion from federal healthcare programs. In addition to the Stark Law, many states have their own self-referral laws. Often, these laws closely follow the language of the federal law, although they do not always have the same scope, exceptions or safe harbors. The anti-inducement law (Section 1128A(a)(5) of the Social Security Act), prohibits providers from offering anything of value to a Medicare or Medicaid beneficiary to induce the beneficiary to use items or services covered by either program. Additionally, the Civil Monetary Penalties Law (Section 1128A of the Social Security Act), authorizes the United States Department of Health and Human Services to impose civil penalties administratively for various fraudulent or abusive acts. The OIG also has authority to bring administrative actions against entities for alleged violations of a number of prohibitions, including the Anti-Kickback Statute and the Stark Law. The OIG may seek to impose civil monetary penalties or exclusion from the Medicare, Medicaid and other federal healthcare programs. Civil monetary penalties can range from $2,000 to $50,000 for each violation or failure plus, in certain circumstances, three times the amounts claimed in reimbursement or illegal remuneration. Typically, exclusions last for five years.

In addition, we must comply with a variety of other laws, such as laws prohibiting false claims for reimbursement under Medicare and Medicaid, all of which can also be triggered by violations of federal anti-kickback laws; the Health Insurance Portability and Accounting Act of 1996, which makes it a federal crime to commit healthcare fraud and make false statements; and the Federal Trade Commission Act and similar laws regulating advertisement and consumer protections. There are also an increasing number of state “sunshine” laws that require manufacturers to provide reports to state governments on pricing and marketing information. Several states have enacted legislation requiring manufacturers, including medical device companies to, among other things, establish marketing compliance programs, file periodic reports with the state, make periodic public disclosures on sales and marketing activities, and to prohibit or limit certain other sales and marketing practices. In addition, a federal law known as the Physician Payments Sunshine Act, requires manufacturers, including medical device manufacturers, to track and report to the federal government certain payments and other transfers of value made to physicians and teaching hospitals and ownership or investment interests held by physicians and their immediate family members. The federal government discloses the reported information on a publicly available website. If we fail to track and report as required by these laws or to otherwise comply with these laws, we could be subject to the penalty provisions of the pertinent state and federal authorities. Despite extensive procedures to ensure compliance, we may also be exposed to liabilities under the U.S. Foreign Corrupt Practices Act, or FCPA, which generally prohibits companies and their intermediaries from making corrupt payments to foreign officials for the purpose of obtaining or maintaining business or otherwise obtaining favorable treatment, and requires companies to maintain adequate record-keeping and internal accounting practices to accurately reflect the transactions of the company. We are also subject to a number of other laws and regulations relating to money laundering, international money transfers and electronic fund transfers. These laws apply to companies, individual directors, officers, employees and agents. Environment, Health and Safety We are subject to laws and regulations related to the protection of the environment, the health and safety of employees and the handling, transportation and disposal of medical specimens, infectious and hazardous waste and radioactive materials. For example, the U.S. Occupational Safety and Health Administration (OSHA) has established extensive requirements relating specifically to workplace safety for healthcare employers in the U.S. This includes requirements to develop and implement multi-faceted programs to protect workers from exposure to blood-borne pathogens, such as HIV and hepatitis B and C, including preventing or minimizing any exposure through needle stick injuries. For purposes of transportation, some biological materials and laboratory supplies are classified as hazardous materials and are subject to regulation by one or more of the following agencies: the U.S. Department of Transportation, the U.S. Public Health Service, the United States Postal Service and the International Air Transport Association. Other Country Specific Requirements In many countries outside of the United States and the EU, coverage, pricing and reimbursement approvals are also required. Additionally, many of the major markets are adopting regulations and requirements similar to U.S. Food and Drug Administration (FDA) which require additional submission activities and management of country specific regulatory requirements. This is being led by the International Medical Device Regulators Forum (IMDRF). This Forum consists of regulators from around the world that have signed governmental agreements to align global regulations, especially around submissions and approvals. In the long term this holds the promise of reducing volatility and complexity in the regulatory landscape. Reimbursement United States In the United States, payments for diagnostic tests come from several sources, including third party payors such as health maintenance organizations and preferred provider organizations; government health care programs such as Medicare or Medicaid; and, in most cases the patients themselves. For many years, federal and state governments in the United States have pursued methods to reduce the cost of healthcare delivery. For example, in 2010, the United States enacted major healthcare reform legislation known as the Patient Protection and Affordable Care Act (ACA).

Such changes have had, and are expected to continue to have, an impact on our business. At present, Medicare payment rates are affected by across-the-board federal budget cuts commonly referred to as “sequestration.” Under sequestration, the Centers for Medicare & Medicaid Services (CMS), the federal agency responsible for administering Medicare and Medicaid, reduced Medicare payments to providers by 2% annually beginning in 2013 and through 2023. We frequently identify value propositions on our products and communicate them to payors, providers, and patient stakeholders and attempt to positively impact coverage, coding and payment pathways. However, we have no direct control over payor decisions with respect to coverage and payment levels for our products. The manner and level of reimbursement may depend on the site of care, the procedure(s) performed, the final patient diagnosis, the device(s) and/or drug(s) utilized, the available budget, or a combination of these factors, and coverage and payment levels are determined at each payor’s discretion. Changes in reimbursement levels or methods may positively or negatively affect sales of our products in any given country for any given product. At QIAGEN, we work with several specialized reimbursement consulting companies and maintain regular contact with payors. As government programs seek to expand healthcare coverage for their citizens, they have at the same time sought to control costs by limiting the amount of reimbursement they will pay for particular procedures, products or services. Many third-party payors have developed payment and delivery mechanisms to support cost control efforts and to focus on paying for quality. Such mechanisms include payment reductions, pay for performance metrics, quality- based performance payments, restrictive coverage policies, studies to compare effectiveness and patient outcomes, and technology assessments. These changes have increased emphasis on the delivery of more cost-effective and quality-driven healthcare. Code Assignment In the United States, a third-party payor's decisions regarding coverage and payment are impacted, in large part, by the specific Current Procedural Terminology, or CPT, code used to identify a test. The American Medical Association, or AMA, publishes the CPT, which identifies codes, along with descriptions, for reporting medical services and procedures. The purpose of the CPT is to provide a uniform language that accurately describes medical, surgical, and diagnostic services and therefore to ensure reliable nationwide communication among healthcare providers, patients, and third-party payors. CMS uses its own HCPCS codes for medical billing and reimbursement purposes. Level I HCPCS codes reflect current CPT codes, while Level II codes primarily represent non-physician services and Level III codes are local codes developed by Medicaid agencies, Medicare contractors and private insurers. Proprietary Laboratory Analyses (PLA) Codes are an addition to the CPT® code set approved by the AMA CPT® Editorial Panel. They are alpha-numeric CPT codes with a corresponding descriptor for labs or manufacturers that want to more specifically identify their test. A manufacturer of in vitro diagnostic kits or a provider of laboratory services may request establishment of a Category I CPT code for a new product or the PLA Code or both. In addition, Z-Code identifiers are unique five- character alphanumeric tracking codes associated with a specific molecular diagnostic test. When a claim is submitted, it includes the associated CPT code and the Z-Code identifier is entered as a device code. Assignment of a specific CPT code ensures routine processing and payment for a diagnostic test by both private and government third-party payors. The AMA has specific procedures for establishing a new CPT code and, if appropriate, for modifying existing nomenclature to incorporate a new test into an existing code. If the AMA concludes that a new code or modification of nomenclature is unnecessary, the AMA will inform the requestor how to use one or more existing codes to report the test. While the AMA's decision is pending, billing and collection may be sought under an existing, non-specific CPT code. A manufacturer or provider may decide not to request assignment of a CPT code and instead use an existing, non- specific code for reimbursement purposes. However, use of such codes may result in more frequent denials and/or requests for supporting clinical documentation from the third-party payor and in lower reimbursement rates, which may vary based on geographical location.

CMS reimbursement rates for clinical diagnostic tests are defined by CPT and HCPS codes in the Clinical Laboratory Fee Schedule (CLFS). In 2012, the AMA added 127 new CPT codes for molecular pathology services that became effective on January 1, 2013. These new CPT codes are biomarker specific and were designed to replace the previous methodology of billing for molecular pathology testing, which involved “stacking” a series of non-biomarker specific CPT codes together to describe the testing performed. CMS issued final national reimbursement prices for the new CPT codes in November 2013. These federal reimbursement amounts are widely acknowledged to be lower than the reimbursement obtained by the now outdated “stacking” method, but commercial insurers and Medicare contractors are still in the process of solidifying their coverage and reimbursement policies for the testing described by these new CPT codes. As of January 1, 2018, in accordance with the Protecting Access to Medicare Act of 2014 (PAMA), CMS began calculating Medicare reimbursement rates for certain clinical diagnostic tests using weighted median private payor rates, which are based on rate information reported by applicable laboratories. This new rate methodology means the lower reimbursement rates previously experienced in the field of molecular pathology testing now extends to additional diagnostic testing codes on the CLFS. On December 20, 2019, the President signed the Further Consolidated Appropriations Act, which included the Laboratory Access for Beneficiaries Act, or the LAB Act. The LAB Act delays by one year the reporting of payment data under PAMA for clinical laboratory diagnostic tests that are not advanced diagnostic laboratory tests. CDLT data for the collection period of January 1, 2019 through June 30, 2019, which was supposed to be reported in 2020, must now be reported between January 1, 2021 and March 31, 2021. Data reporting will then resume on a three-year cycle beginning in 2024. Under PAMA, as amended by the LAB Act, any reduction to a particular payment rate resulting from the new methodology is limited to 10% per test per year in 2020 and to 15% per test per year in each of the years 2021 through 2023. Coverage Decisions When deciding whether to cover a particular diagnostic test, private and government third-party payors generally consider whether the test is a medically necessary and, if so, whether the test will directly impact clinical decision making. For coverage, the testing method should be considered scientifically valid to identify the specific gene biomarker or gene mutation, and must have been demonstrated to improve clinical outcomes for the patient’s condition. Coverage of a drug therapy and its companion diagnostic are usually validated by a NCCN category 1, 2A or 2B recommendation. However, most third-party payors do not cover experimental services. Coverage determinations are often influenced by current standards of practice and clinical data, particularly at the local level. CMS has the authority to make coverage determinations on a national basis, but most Medicare coverage decisions are made at the local level by contractors that administer the Medicare program in specified geographic areas. Private and government third-party payors have separate processes for making coverage determinations, and private third-party payors may or may not follow Medicare's coverage decisions. If a third-party payor has a coverage determination in place for a particular diagnostic test, billing for that test must comply with the established policy. Otherwise, the third-party payor makes reimbursement decisions on a case-by-case basis. Payment Payment for covered diagnostic tests is determined based on various methodologies, including prospective payment systems and fee schedules. In addition, private third-party payors may negotiate contractual rates with participating providers, establish fee schedule rates, or set rates as a percentage of the billed charge. Diagnostic tests furnished to Medicare inpatients generally are included in the bundled payment made to the hospital under Medicare's Inpatient Prospective Payment System, utilizing Diagnosis Related Groups (DRGs) depending on the patient’s condition. Payment rates for diagnostic tests furnished to Medicare beneficiaries in outpatient settings are the lesser of the amount billed, the local fee for a geographic area, or a national limit. Each year, the fee schedule is updated for inflation and could be modified by Congress in accordance with the CLFS rules and provisions. Medicaid programs generally pay for diagnostic tests based on a fee schedule, but reimbursement varies by geographic region. European Union In the European Union, the reimbursement mechanisms used by private and public health insurers vary by country. For the public systems, reimbursement is determined by guidelines established by the legislator or responsible national authority. As elsewhere, inclusion in reimbursement catalogues focuses on the medical usefulness, need, quality and economic benefits to patients and the healthcare system. Acceptance for reimbursement comes with cost, use, and often volume restrictions, which again can vary by country.

Organizational Structure QIAGEN N.V. is the holding company for more than 50 consolidated subsidiaries, many of which have the primary function of distributing our products and services on a regional basis. Certain subsidiaries also have research and development or production activities. A listing of our significant subsidiaries and their jurisdictions of incorporation is included in Exhibit 8.1 to this Annual Report. Description of Property Our production and manufacturing facilities for consumable products are located in Germany, the United States and China. Our facilities for software development are located in the United States, Germany, Poland, Denmark and Romania. In recent years, we have made investments in automated and interchangeable production equipment to increase our production capacity and improve efficiency. Our production and manufacturing operations are highly integrated and benefit from sophisticated inventory control. Production management personnel are highly qualified, and many have advanced degrees in engineering, business and science. We also have installed and continue to expand production-planning systems that are included in our integrated information and control system based on the SAP R/3 business software package from SAP AG. Worldwide, we use SAP software to integrate most of our operating subsidiaries. Capital expenditures for property, plant and equipment totaled $118.0 million, $109.8 million and $90.1 million for 2019, 2018 and 2017, respectively. We have an established quality system, including standard manufacturing and documentation procedures, intended to ensure that products are produced and tested in accordance with the FDA's Quality System Regulations, which impose current Good Manufacturing Practice (cGMP) requirements. For cGMP production, special areas were built in our facilities in Hilden, Germany, Germantown, Maryland and Shenzhen, China. These facilities operate in accordance with cGMP requirements. The consumable products manufactured at QIAGEN GmbH in Germany, and QIAGEN Sciences LLC in Maryland, are produced under ISO 9001: 2008, ISO 13485:2012, ISO 13485:2003 CMDCAS. Our certifications form part of our ongoing commitment to provide our customers with high-quality, state-of-the-art sample and assay technologies under our Total Quality Management system. Our facilities in Hilden, Germany, currently occupy a total of approximately 786,000 square feet. Our most recent expansion to these facilities was in 2018 and included approximately 6,400 square feet of clean room space for Stat-DX integration. Our production capacity is increased through our manufacturing and research facilities in the United States. QIAGEN Sciences, LLC owns a 24-acre site in Germantown, Maryland. The 285,000 square foot Germantown facility consists of several buildings in a campus-like arrangement and can accommodate over 500 employees. There is room for future expansion of up to 300,000 square feet of facility space. We lease facilities in Frederick, Maryland comprising 42,000 square feet for manufacturing, warehousing, distribution and research operations and also facilities in Beverly, Massachusetts with 44,000 square feet for enzyme manufacturing. Additionally, we have leased facilities in Redwood City, California with 12,700 square feet for digital insights and 19,000 square feet in Minden, Nevada for Service Solutions. We have shared service centers which lease facilities in Wroclaw, Poland (48,600 square feet) and Manila, Philippines (29,300 square feet). Additionally, we lease facilities in Shenzhen, China and Manchester, United Kingdom for research operations. Other subsidiaries throughout the world lease smaller amounts of space. Our corporate headquarters are located in leased office space in Venlo, The Netherlands. We believe our existing production and distribution facilities can support anticipated production needs for the next 36 months. Our production and manufacturing operations are subject to various federal, state, and local laws and regulations including environmental regulations. We do not believe we have any material issues relating to these laws and regulations.

Management Report Opportunities and Risks QIAGEN’s business, like that of any other company, involves significant opportunities and risks. Effective management is paramount in delivering sustainable value creation, and the central task of the leadership team. To sustain QIAGEN’s growth, effective execution is crucial in the development and commercialization of new products; structure and implementation of acquisitions and strategic partnerships; and response to the wide variety of developments in markets where QIAGEN operates around the world. Managing opportunities and risks is an integral part of the corporate governance system in place throughout QIAGEN, not the task of one particular organizational unit. Management systems are in place to aggregate all risks and opportunities for review at the Managing Board and Supervisory Board levels of QIAGEN N.V., and these are reviewed on a routine basis. Based on our assessment at the end of 2019, we consider the opportunities and risks manageable and the survival of QIAGEN not in danger, the same position taken at year-end 2018. This assessment is supported by our strong balance sheet and the current business outlook, and further supported by the positive historical response to our external financing needs. As a result, QIAGEN has not sought an official rating by any of the leading rating agencies. We are confident in the future earnings strength of QIAGEN and have access to the resources to pursue value-creating business opportunities. Opportunities Our mission is to make improvements in life possible by capturing growth opportunities as genomic and molecular technologies disseminate across two customer classes: Molecular Diagnostics and Life Science, including Academia and Applied Testing and Pharma. Due to increased life expectancies worldwide and the dynamic growth of healthcare both in developed and emerging markets, the need for innovative diagnostics is increasing. Diagnostics offer proven benefits to improve healthcare outcomes, particularly the use of companion diagnostics in precision medicine, while still representing a small fraction of overall healthcare expenditures. Internal R&D activities of QIAGEN and partnerships with other companies present major opportunities to develop new products and improve existing ones across our portfolio of Sample to Insight solutions. We also continuously evaluate potential targeted acquisition opportunities to add new technologies or enter growing markets. All of these factors represent future growth opportunities for QIAGEN. Senior management at QIAGEN focuses strategic attention on identifying and assessing opportunities as early as possible, taking actions to maximize the value of those opportunities and executing on initiatives to deliver business success. QIAGEN evaluates organic growth opportunities each year as part of its annual budget planning process, and during the year, especially in dynamically changing areas of the business portfolio. These evaluations are based on proposals for new products, services and technologies developed within QIAGEN. This cross-functional process involves a careful analysis of the market environment and competitive positioning, as well as factors such as expected development timelines, regulatory processes and reimbursement issues, when evaluating organic opportunities. Business plans include information about the product or service to be developed, along with profiles on target customers and competitors, market size and barriers to entry. It also outlines the resources required for implementation. As part of this process, these plans are subjected to a uniform profitability analysis to determine the net present value of an investment and the opportunities to create value (as measured with QIAGEN Value Added, or QVA) and generate returns that exceed the Group’s cost of capital after a multi-year period. The monitoring of growth initiatives is accomplished through regular reporting to the Supervisory Board on the status and progress of key initiatives during the year. Project management and the supporting central functions report directly to the Executive Committee. Risk Factors Risk Management: Our risk management approach embodies the key elements of a sound risk management system including (1) active Supervisory Board and senior management involvement; (2) adequate policies and procedures; (3) adequate risk management; monitoring and information systems; and (4) comprehensive internal controls. QIAGEN is managed by a Managing Board and an independent Supervisory Board appointed by the General Meeting of Shareholders. One of the Managing Board's responsibilities is the oversight of the risk management system. The Managing Board has developed and implemented strategies, controls and mitigation measures to identify current and developing risks as part of the risk management system. These policies and procedures are embodied in our corporate governance, code of ethics and financial reporting controls and procedures. A variety of functional experts evaluate these business risks, attempting to mitigate and manage these risks on an ongoing basis. Identified risks are subdivided into three types: › A base business risk that is specific to us or our industry and threatens our existing business; › A business growth risk that is specific to us or our industry and threatens our future business growth; and › An underlying business risk that is not specific to us or our industry, but applies to a larger number of public companies. All identified risks are evaluated based on their likelihood of occurring and their potential impact (estimated in monetary terms) in disrupting our progress in achieving our business objectives. The overall risk management goal is to identify risks that could significantly threaten our success and to allow management on a timely basis the opportunity to successfully implement mitigation actions. The results of the risk assessment, and any updates, are reported to the Audit Committee of the Supervisory Board on a regular basis. A detailed risk reporting update is provided each quarter to the Audit Committee for specific risks that have been newly identified or have changed since the previous assessment. At least once on an annual basis, the Supervisory Board discusses the corporate strategy and business risks as well as the results of an assessment by the Managing Board and the Audit Committee of the structure and operations of the internal risk management and control systems, including any significant changes. Our corporate governance structure is based on a strong framework that outlines the responsibilities of our Managing and Supervisory Boards (discussed in more detail in the “Corporate Governance” section below) and the function of the Audit Committee of the Supervisory Board (discussed in more detail in the “Corporate Governance” section below). We maintain adequate internal controls over financial reporting to ensure the integrity of financial reporting, which is described further in the “Corporate Governance” section below. Additionally, we have a Compliance Committee that consists of senior executives from various functional areas who are responsible for ensuring compliance with legal and regulatory requirements, as well as overseeing the communication of corporate policies, including our Code of Ethics as described further in the “Human Resources” section below.

Risk Types Base Business Risk · Identification and monitoring of competitive business threats · Monitoring complexity of product portfolio · Monitoring dependence on key customers for single product groups · Reviewing dependence on individual production sites or suppliers · Evaluating purchasing initiatives, price controls and changes to reimbursements · Monitoring production risks, including contamination prevention, high-quality product assurance · Ensuring ability to defend against intellectual property infringements and maintain competitive advantage after expiration Business Growth Risk · Managing development and success of key R&D projects · Managing successful integration of acquisitions to achieve anticipated benefits Underlying Business Risk · Evaluating financial risks, including economic risks and currency rate fluctuations · Monitoring financial reporting risks, including multi-jurisdiction tax compliance · Reviewing possible asset impairment events · Assessing compliance and legal risks, including safety in operations and environmental hazard risks, compliance with various regulatory bodies and pending The risks described below are listed in the order of our current view of their expected significance. Describing the risk factors in order of significance does not imply that a lower listed risk factor may not have a material adverse impact on our results of operations, liquidity or capital resources. Risks: Our continued growth is dependent on the development and success of new products. Rapid technological change and frequent new product introductions are typical in the markets we serve. Our success will depend in part on continuous, timely development and introduction of new products that address evolving market requirements. We believe successful new product introductions provide a significant competitive advantage because customers make an investment of time in selecting and learning to use a new product and are reluctant to switch after these efforts. To the extent that we fail to introduce new and innovative products, or such products suffer significant delays in development or are not accepted in the market, we may lose market share to our competitors that would be difficult or impossible to regain. An inability to successfully develop and introduce new products, for technological or other reasons, could reduce our growth rate or otherwise have an adverse effect on our business. In the past, we have experienced delays in the development and introduction of products, including regulatory approvals, or decisions to stop development of projects, and we may experience delays or make decisions to stop certain products in the future. As a result, we cannot assure you that we will keep pace with the rapid rate of change in our markets or that our new products will adequately meet the requirements of the marketplace, achieve market acceptance or regulatory approval, or compete successfully with companies offering similar or new technologies. Some of the factors affecting market acceptance of new products include:

› availability, quality and price relative to existing competitive products; › the timing of introduction of the new product relative to competitive products; › opinions of the new product’s utility; › citation of the new product in published research; › regulatory trends and approvals; and › general trends in life sciences research, applied markets and molecular diagnostics. In the development of new products we may make significant investments in intellectual property and software solutions. These investments increase our fixed costs, resulting in higher operational costs in the short term that will negatively impact our gross profit and operating income until products potentially reach a minimum level of market acceptance. The expenses or losses associated with unsuccessful product development activities or lack of market acceptance of our new products could materially adversely affect our business, financial condition and results of operations. Our continued growth depends significantly on the success of new products in the molecular testing markets we serve. Important new product programs underway include our modular medium-throughput QIAsymphony automation platform, QIAstat-Dx system for one-step, fully integrated molecular analysis of hard-to-diagnose syndromes, the high- throughput NeuMoDx 288 and mid-throughput NeuMoDx 96 fully integrated PCR automation systems, sample and assay technologies designed either for use either with QIAGEN instruments or for "universal" automation systems and instruments, and bioinformatics solutions to analyze and interpret complex genomic data. In addition, we are now developing next-generation systems for digital PCR, an emerging analytical technique in the life sciences, targeting a 2020 launch with fully-integrated solutions that simplify workflows and offer other advantages. The speed and level of adoption of our new automation platforms will affect sales not only of instrumentation but also of consumables, sample and assay kits, designed to run on the systems. The rollouts of new automation platforms are intended to drive the dissemination and increasing sales of consumables for these systems. We are developing or co- developing new kits for each of these platforms and seeking regulatory approvals for a number of these new products. In turn, the availability and regulatory approval of more tests for processing on QIAsymphony, QIAstat-Dx and NeuMoDx systems, especially molecular assays for specific diseases or companion diagnostics paired with new drugs, will influence the value of the instruments to prospective buyers. Slower adoption of QIAsymphony, including the complete QIAsymphony RGQ system, the QIAstat-Dx and NeuMoDx systems, and the planned digital PCR workflows, could significantly affect sales of products designed to run on these platforms. An inability to manage our growth, manage the expansion of our operations, or successfully integrate acquired businesses could adversely affect our business. Our business has grown, with total net sales increasing to $1.53 billion in 2019 from $1.28 billion in 2015. We have made a series of acquisitions in recent years, including the acquisitions of N-of-One in January 2019, STAT-Dx Life, S.L. in 2018, and OmicSoft Corporation in 2017 to complement internal research and development activities. We intend to identify and acquire other businesses in the future that support our strategy to build on our global leadership position in Sample to Insight solutions focused on molecular testing. The successful integration of acquired businesses requires a significant effort and expense across all operational areas. We continue to make investments to expand our existing business operations. These projects increase our fixed costs, resulting in higher operational costs in the short term that will negatively impact our gross profit and operating income until we more fully utilize the additional capacity of these facilities. In addition, we have invested in establishing and expanding shared service centers in Poland and the Philippines, opening new commercial operations in emerging markets to expand our geographic footprint, and implementing digitization of business processes to increase sales growth while also enhancing operational efficiencies. The expansion of our business and the addition of new personnel may place a strain on our management and operational systems. As we continue to upgrade our operating and financial systems, as well as expand the geographic presence of our operations, we intend to continue to assess the need to reallocate existing resources or hire new employees, as well as increased responsibilities for both existing and new management personnel.

Our future operating results will depend on our ability to continue to implement and improve our research, product development, manufacturing, sales and marketing and customer support programs, enhance our operational and financial control systems, expand, train and manage our employee base, integrate acquired businesses, and effectively address new issues related to our growth as they arise. There can be no assurance that we will be able to manage our recent or any future expansion or acquisitions successfully, and any inability to do so could have a material adverse effect on our results of operations. Our acquisitions expose us to new risks, and we may not achieve the anticipated benefits of acquisitions of technologies and businesses. During the past several years, we have acquired and integrated a number of companies through which we have gained access to new technologies, products and businesses that complement our internally developed product lines. In the future, we expect to acquire additional technologies, products or businesses to expand our operations. Acquisitions expose us to new operating and financial risks, including risks associated with the: › assimilation of new products, technologies, operations, sites and personnel; › integration and retention of fundamental personnel and technical expertise; › application for and achievement of regulatory approvals or other clearances; › diversion of resources from our existing products, business and technologies; › generation of sales; › implementation and maintenance of uniform standards and effective controls and procedures; › exposure to pre-existing cyber security risks or compromise of acquired entities; › maintenance of relationships with employees, customers and suppliers, and integration of new management personnel; › issuance of dilutive equity securities; › incurrence or assumption of debt and contingent liabilities; › amortization or impairment of acquired intangible assets or potential businesses; and › exposure to liabilities of and claims against acquired entities or personnel, including patent litigation. Our failure to address the above risks successfully in the future may prevent us from achieving the anticipated benefits from any acquisition in a reasonable time frame, or at all. Global economic conditions could adversely affect our business, results of operations and financial condition. Our results of operations could be materially affected by adverse general conditions in the global economy and financial markets. The global outbreak of COVID-19 will have a significant impact on QIAGEN in 2020. Extraordinary demand has emerged for molecular technologies involved in testing for the new pathogen. However, the total impact is not predictable at this point, as the spike in demand is challenging the company’s short-term capacity for certain products, while the pandemic also is disrupting broader economies and routine healthcare in 2020. Potentially adverse changes that may come from the United Kingdom's exit from the European Union ("Brexit") are not well understood as the actual impact from Brexit will depend on many factors including the ability of both the United Kingdom and European Union authorities to provide a path forward with minimal disruption. In the near term we anticipate the largest potential exposures to be on supply chain with our United Kingdom based suppliers and the local operations for our domestic United Kingdom business and pharma development activities. There also is a risk of loss of revenue, penalties due to delayed deliveries and currency losses, or other unforeseen costs which would negatively impact margins. During challenging economic times, access to financing in the global financial markets has also been adversely affected for many businesses. The uncertainty surrounding the resolution of the economic and sovereign debt crisis in Europe continues to have a negative impact on financial markets and economic conditions more generally. Our customers may face internal financing pressures that adversely impact spending decisions or the ability to purchase our products, or that lead to a delay in collection of receivables and thus negatively impact our cash flow. A severe or prolonged economic downturn could result in a variety of risks to our business that would adversely impact our results of operations, including the reduction or delay in planned improvements to healthcare systems in various countries, the reduction of funding for life sciences research, and intensified efforts by governments and healthcare payors regarding cost-containment efforts. Our results of operations could also be negatively impacted by any governmental actions or inaction resulting in automatic government spending cuts (sequestration) that may take effect, particularly in terms of federal government funding in the United States. These conditions may add uncertainty to the timing and budget for investment decisions by our customers, particularly researchers, universities, government laboratories and private foundations whose funding is dependent upon grants from government agencies, such as the U.S. National Institutes of Health (NIH) and similar bodies. As is the case for many businesses, we face the following risks in regard to financial markets: › severely limited access to financing over an extended period of time, which may affect our ability to fund our growth strategy and could result in delays to capital expenditures, acquisitions or research and development projects; › failures of currently solvent financial institutions, which may cause losses from our short-term cash investments or our hedging transactions due to a counterparty’s inability to fulfill its payment obligations; › inability to refinance existing debt at competitive rates, reasonable terms or sufficient amounts; and › increased volatility or adverse movements in foreign currency exchange rates. We may encounter delays in receipt, or limits in the amount, of reimbursement approvals and public health funding, which will impact our ability to grow revenues in the healthcare market or may negatively impact our profitability. Changes in the availability or reimbursement of our diagnostic testing products by insurance providers and health maintenance organizations could also have a significant adverse impact on our results of operations. Third-party payors are often reluctant to reimburse healthcare providers for the use of medical tests that involve new technologies or provide novel diagnostic information. In addition, third-party payors are increasingly limiting reimbursement coverage for medical diagnostic products and, in many instances, are exerting pressure on suppliers to reduce their prices. Since each third-party payor often makes reimbursement decisions on an individual patient basis, obtaining such approvals is a time-consuming and costly process that requires us to provide scientific and clinical data supporting the clinical benefits of each of our products. As a result, there can be no assurance that reimbursement approvals will be obtained, and the process can delay the broad market introduction of new products. If third-party reimbursement is not consistent or financially adequate to cover the cost of our products, this could limit our ability to sell our products or cause us to reduce prices, which would adversely affect our results of operations. Further, the ability of many of our customers to successfully market their products depends in part on the extent to which reimbursement for the costs of these products is available from governmental health administrations, private health insurers and other organizations. Governmental and other third-party payors are increasingly seeking to contain healthcare costs and to reduce the price of medical products and services. For example, in 2010, the Patient Protection and Affordable Care Act, or ACA, was enacted with the goal of expanding coverage, increasing quality of care and reducing costs through payment innovation, among other things. With evolving political realities in the United States, including divergent efforts by the Trump Administration and members of Congress, certain sections of the ACA have not been fully implemented and the direction of healthcare policy is unpredictable. Uncertainty around the future of the ACA, and in particular the impact to reimbursement levels, may lead to uncertainty or delay in the purchasing decisions of our customers, which may in turn negatively impact our product sales. In accordance with the Protecting Access to Medicare Act of 2014 (PAMA), the Centers for Medicare & Medicaid Services calculate Medicare reimbursement rates for certain clinical diagnostic tests using weighted median private payor rates, which are based on rate information reported by applicable laboratories. This new rate methodology means the lower reimbursement rates previously experienced in the field of molecular pathology testing now extends to additional diagnostic testing codes on the Clinical Laboratory Fee Schedule (CLFS). If there are not adequate reimbursement levels, our business and results of operations could be adversely affected. Reduction in research and development budgets and government funding may result in reduced sales. Our customers include researchers at pharmaceutical and biotechnology companies, academic institutions, and government and private laboratories. Fluctuations in the research and development budgets of these organizations could have a significant adverse effect on demand for our products. Research and development budgets are affected by changes in available resources, the mergers of pharmaceutical and biotechnology companies, changes in spending priorities and institutional budgetary policies. Our results of operations could be adversely affected by any significant decrease in expenditures for life sciences research and development by pharmaceutical and biotechnology companies, academic institutions, and government and private laboratories. In addition, short-term changes in administrative, regulatory or purchasing-related procedures can create uncertainties or other impediments that can have an adverse impact on our results of operations. In recent years, the pharmaceutical and biotechnology industries have undergone substantial restructuring and consolidation. Additional mergers or consolidation within the pharmaceutical and biotechnology industries could cause us to lose existing customers and potential future customers, which could have a material adverse impact on our results of operations. Approximately 25% of our sales are generated from demand for our products used at universities, government laboratories and private foundations, and whose funding is dependent upon grants from government agencies, such as the NIH (National Institutes of Health) in the United States. Although the level of research funding has been increasing in recent years, we cannot assure you that this trend will continue given federal and state budget constraints. Government funding of research and development is subject to the political process, which is inherently unpredictable. Future sales may be adversely affected if our customers delay purchases as a result of uncertainties regarding the approval of government or industrial budget proposals. Also, government proposals to reduce or eliminate budgetary deficits have sometimes included reduced allocations to the NIH and government agencies in other countries that fund life sciences research and development activities. A reduction in government funding for the NIH or government research agencies in other countries could have a serious adverse impact on our results of operations. Competition could reduce our sales. The markets for most of our products are very competitive. Competitors may have significant advantages in financial, operational, sales and marketing resources as well as experience in research and development. These competitors may have developed, or could develop in the future, new technologies that compete with our products or even render our products obsolete. Some competitors may obtain regulatory approval from the FDA or similar non-U.S. authorities and market approved products. Our competitors’ development of alternative products offering superior technology, greater cost-effectiveness or regulatory approval could have a material adverse effect on our sales and results of operations. The growth of our business depends in part on the continued conversion of users from competitive products to our sample and assay technologies and other solutions. Lack of conversion could have a material adverse effect on our sales and results of operations. It can be difficult for users of our products to switch from their current supplier of a particular product, primarily due to the time and expense required to properly integrate new products into their operations. As a result, if we are unable to be the first to develop and supply new products, our competitive position may suffer, resulting in a material adverse effect on our sales and results of operations.

For our commercial clinical assays, we often compete with solutions developed by our laboratory customers, and driving conversion from such laboratory-developed tests (LDTs) to commercial diagnostics assays can be challenging. The time and expense needed to obtain regulatory approval and respond to changes in regulatory requirements could adversely affect our ability to commercially distribute our products and generate sales. We and our customers operate in a highly regulated environment characterized by frequent changes in the governing regulatory framework. Genetic research activities and products commonly referred to as “genetically engineered” (such as certain food and therapeutic products) are subject to extensive governmental regulation in most developed countries, especially in the major markets for pharmaceutical and diagnostic products such as the European Union, the U.S., China and Japan. In recent years, several highly publicized scientific events (notably in genomic research, gene editing and cloning) have prompted intense public debates on the ethical, philosophical and religious implications of an unlimited expansion in genetic research and the use of products emerging from this research. As a result of this debate, some key countries may increase or establish regulatory barriers, which could adversely affect demand for our products and prevent us from fulfilling our growth expectations. Furthermore, there can be no assurance that any future changes in applicable regulations will not require further expenditures or an alteration, suspension or liquidation of our operations in certain areas, or even in their entirety. Changes in the existing regulations or adoption of new requirements or policies could adversely affect our ability to sell our approved or cleared products or to seek approvals for new products in other countries around the world. Sales of certain products now in development may be dependent upon us successfully conducting pre-clinical studies, clinical trials and other tasks required to gain regulatory approvals and meet other requirements from the FDA in the U.S., and regulatory agencies in other countries. If we are not able to meet the applicable requirements, we will not be able to commercialize our products and tests, which will have a material adverse effect on our business. Several of our key products and programs are medical devices that are subject to extensive regulation by the FDA under the U.S. Food, Drug and Cosmetic Act. We plan to apply for FDA clearance or approval of additional products in the future. Regulatory agencies in other countries also have medical device and IVD approval requirements that are becoming more extensive. These regulations govern most commercial activities associated with medical devices, including indications for the use of these products as well as other aspects that include product development, testing, manufacturing, labeling, storage, record-keeping, advertising and promotion. Compliance with these regulations is expensive and time-consuming. Our cleared or approved devices, including diagnostic tests and related equipment, are subject to numerous post- approval requirements. We are subject to inspection and marketing surveillance by the FDA to determine our compliance with regulatory requirements. If the FDA determines that we have failed to comply, it can institute a wide variety of enforcement actions, ranging from warning letters to more severe sanctions such as fines, injunctions and civil penalties, recalls or seizures of our products, operating restrictions, partial suspension or total shutdown of production, denial of our requests for 510(k) clearance or pre-market approval of product candidates, withdrawal of 510(k) clearance or pre-market approval already granted and civil or criminal prosecution. Any enforcement action by the FDA may affect our ability to commercially distribute these products in the U.S. Some of our products are sold for research purposes in the U.S. We do not promote these products for clinical diagnostic use, and they are labeled “For Research Use Only” (RUO) or “for molecular biology applications.” If the FDA were to disagree with our designation of a product as having RUO status, we could be forced to stop selling it until appropriate regulatory clearance or approval has been obtained. Changes in tax laws or their application or the termination or reduction of certain government tax incentives, could adversely impact our overall effective tax rate, results of operations or financial flexibility. Our effective tax rate reflects the benefit of some income being partially exempt from income taxes due to various intercompany operating and financing activities. The benefit also derives from our global operations, where income or loss in some jurisdictions is taxed at rates higher or lower than The Netherlands’ statutory rate of 25%. Changes in tax laws or their application with respect to matters such as changes in tax rates, transfer pricing and income allocation, utilization of tax loss carryforwards, intercompany dividends, controlled corporations, and limitations on the deductibility of interest and foreign related-party expenses, and changes to tax credit mechanisms, could increase our effective tax rate and adversely affect our results of operations and limit our ability to repurchase our Common Shares without experiencing adverse tax consequences. The increased tax burden as a result of changes in law may adversely affect our results of operations. Additionally, if our tax positions are challenged by tax authorities or other governmental bodies, such as the European Commission, we could incur additional tax liabilities, which could have an adverse effect on our results of operations or financial flexibility. We are subject to risks associated with patent litigation. The biotechnology industry has been characterized by extensive litigation regarding patents and other intellectual property rights, particularly since industry competitors gravitate around common technology platforms. We are aware that patents have been applied for and/or issued to third parties claiming technologies for sample and assay technologies that are closely related to those we use. From time to time, we receive inquiries requesting confirmation that we do not infringe patents of third parties. We endeavor to follow developments in this field, and we do not believe that our technologies or products infringe any proprietary rights of third parties. However, there can be no assurance that third parties will not challenge our activities or, if so challenged, that we will prevail. In addition, the patent and proprietary rights of others could require that we alter our products or processes, pay licensing fees or cease certain activities, and there can be no assurance that we will be able to license any technologies that we may require on acceptable terms. In addition, litigation, including proceedings that may be declared by the U.S. Patent and Trademark Office or the International Trade Commission, may be necessary to respond to any assertions of infringement, enforce our patent rights and/or determine the scope and validity of our proprietary rights or those of third parties. Litigation, or threatened litigation, could involve substantial cost, and there can be no assurance that we would prevail in any proceedings. We rely on collaborative commercial relationships to develop and/or market some of our products. Our long-term business strategy involves entering into strategic alliances as well as marketing and distribution arrangements with academic, corporate and other partners relating to the development, commercialization, marketing and distribution of certain of our existing and potential products. We may be unable to continue to negotiate these collaborative arrangements on acceptable terms, and these relationships also may not be scientifically or commercially successful. In addition, we may be unable to maintain these relationships, and our collaborative partners may pursue or develop competing products or technologies, either on their own or in collaboration with others. Our Precision Medicine business includes projects with pharmaceutical and biotechnology companies to co-develop companion diagnostics paired with drugs that those companies either market currently or are developing for future use. The success of these co-development programs, including regulatory approvals for the companion diagnostics, depends upon the continued commitment of our partners to development of their drugs, the outcome of clinical trials for the drugs and diagnostics, and regulatory approvals of the tests and drugs. In addition, the future level of sales for companion diagnostics depends to a high degree on the commercial success of the related medicines for which the tests have been designed. More companion diagnostics would be sold in combination with a widely prescribed drug than one with limited use. The successful marketing of QIAGEN products, in some cases, depends on commercial relationships such as joint ventures or distributorships, particularly in emerging markets where we partner with local companies to augment our less-established commercial relationships and infrastructure. The continued commitment of our partners to these ventures, as well as the management of the commercial efforts, will influence QIAGEN's sales and profitability in these markets. We have made investments in and are expanding our business into emerging markets, which exposes us to risks. Our top seven emerging markets are Brazil, Russia, India, China, South Korea, Mexico and Turkey, which together accounted for approximately 16% of total sales in 2019. We expect to continue to focus on expanding our business in these or other fast-growing markets, including those in the Middle East and Asia. In addition to the currency and operating risks described above, our international operations are subject to a variety of risks that include those arising out of the economy, political outlook, language and cultural barriers in countries where we have operations or do business. In many of these emerging markets, we may be faced with several risks that are more significant than in other countries in which we have a history of doing business. These risks include economies that may be dependent on only a few products and are therefore subject to significant fluctuations, weak legal systems which may affect our ability to enforce contractual rights, exchange controls, unstable governments, and privatization or other government actions affecting the flow of goods and currency. In conducting our business, we move products from one country to another and may provide services in one country from a subsidiary located in another country. Accordingly, we are vulnerable to abrupt changes in customs and tax regimes that could have significant negative impacts on our results of operations. Some of our customers are requiring us to change our sales arrangements to lower their costs, and this may limit our pricing flexibility and harm our business. Some of our customers have developed purchasing initiatives to reduce the number of vendors from which they purchase products to lower their supply costs. In some cases, these customers have established agreements with large distributors, which include discounts and direct involvement in the distributor’s purchasing process. These activities may force us to supply large distributors with our products at discounts in order to continue providing products to some customers. For similar reasons, many larger customers, including the U.S. government, have requested, and may request in the future, special pricing arrangements, which can include blanket purchase agreements. These agreements may limit our pricing flexibility, which could harm our business and affect our results of operations. For a limited number of customers, and at the customers' request, we have conducted sales transactions through distribution and other value-added partners. If sales grow through these intermediaries, it could have an adverse impact on our results of operations, particularly a negative impact on our gross profit. We are subject to privacy and data security laws and rely on secure communication and information systems which, in the event of a breach or failure, expose us to significant risks. We rely heavily on communications and information systems to conduct our business. In the ordinary course of business, we collect and store sensitive data, including our own intellectual property and other proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. Our operations rely on the secure processing, storage and transmission of confidential and other information on our computer systems and networks. We are transforming to a digital, cloud-leveraging organization, which places our assets, customer data, and personally identifiable data at a higher risk than in previous years. We have made significant investments to ensure our employees are aware of cyber security risks facing our company and how to prevent data breaches. We have modernized our cyber security tools, and are continually modernizing our cyber security processes, in an attempt to keep pace with evolving cyber security risks. In spite of our efforts, we are unable to completely eliminate these risks and occasionally experience minor cyber security incidents. External phishing emails (occurring outside of our computer services) are a growing threat that our customers are facing. These emails could lead to the disclosing of intellectual property or personally identifiable information, which could lead to financial harm or reputational damage. While our cyber security team works diligently with our employees around the world, as well as with our customers, to mitigate these threats by helping to identify and analyze phishing emails, we cannot guarantee that sensitive data will not be lost or stolen. A breach in cyber security due to unauthorized access to our computer systems or misuse could include the misappropriation of assets or sensitive information, the corruption data or other operational disruption. Failures to our computer systems and networks could be caused by internal or external events, such as incursions by intruders or hackers, computer viruses, failures in hardware or software, or cyber terrorists. If we do experience a breach or failure of our systems, we could experience potentially significant operational delays resulting from the disruption of systems, loss due to theft or misappropriation of assets or data, or negative impacts from the loss of confidential data or intellectual property. We may face significant liability in the event any of the personal information we maintain is lost or otherwise subject to misuse or other wrongful use, access or disclosure. Further, we could experience negative publicity resulting in reputation or brand damage with customers or partners.

Additionally, we are subject to privacy and data security laws across multiple jurisdictions, including those relating to the storage of health information, which are complex, overlapping and rapidly evolving. For example, the California Consumer Privacy Act of 2018, which took effect on January 1, 2020, imposes expansive new requirements and protections upon the processing of personal data, aimed at giving California consumers more visibility and control over their personal information There are also non-U.S. privacy laws, such as the General Data Protection Regulation (GDPR) of the European Union, that impose restrictions on the transfer, access, use, and disclosure of health and other personal information. We implemented the requirements set forth by the European Union General Data Protection Regulation (GDPR), which took effect on May 25, 2018. As our activities continue to evolve and expand, we may be subject to additional laws which impose further restrictions on the transfer, access, use, and disclosure of health and other personal information which may impact our business either directly or indirectly. A failure to comply with applicable privacy or security laws or significant changes in these laws could significantly impact our business and future business plans. For example, we may be subject to regulatory action or lawsuits in the event we fail to comply with applicable privacy laws. Exchange rate fluctuations may adversely affect our business and operating results. Given that we currently market our products throughout the world, a significant portion of our business is conducted in currencies other than the U.S. dollar, our reporting currency. As a result, fluctuations in value relative to the U.S. dollar of the currencies in which we conduct our business have caused and will continue to cause foreign currency transaction gains and losses. Foreign currency transaction gains and losses arising from normal business operations are charged against earnings in the period when incurred. Due to the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates, we cannot predict the effects of future exchange rate fluctuations. While we may engage in foreign exchange hedging transactions to manage our foreign currency exposure, there can be no assurance that our hedging strategy will adequately protect our operating results from the effects of future exchange rate fluctuations. Our global operations may be affected by actions of governments, global or regional economic or public health developments, weather or transportation delays, natural disasters or other force majeure events (collectively, unforeseen events) which may negatively impact our suppliers, ostrong customers or us. Our business involves operations around the world. Our consumable manufacturing facilities are located in Germany, the U.S. and China. We have established sales subsidiaries in numerous countries and our products are sold through independent distributors serving more than 40 additional countries. Our global footprint exposes us to unforeseen events, such as the January 2020 eruption of the Taal volcano in the Philippines or the December 2019 outbreak of COVID-19 in China. Our facilities may be harmed by unforeseen events, and in the event that we or our customers are affected by a disaster, we may experience delays or reductions in sales or production, increased costs, or may be required to identify alternate suppliers and/or rely on third-party manufacturers. To the extent that our suppliers are impacted by a natural disaster or other disruption, we may experience periods of reduced production. Any unexpected interruptions in our production capabilities may lead to delayed or lost sales and may adversely affect our results of operations for the affected period. In addition, to the extent we temporarily shut down any facility following such an unforeseen event, we may experience disruptions in our ability to manufacture or ship products to customers or otherwise operate our business. Many of our products are manufactured in a single location and we may experience adverse effects to the extent these manufacturing operations are disrupted. While our global operations give us the ability to ship product from alternative sites, we may not be able to do so because our customers’ facilities are shut down or the local logistics infrastructure is not functioning, and our sales will suffer. Damage to our property due to unforeseen events and the disruption of our business from casualties may be covered by insurance, but this insurance may not be sufficient to cover all of our potential losses, and such insurance may not continue to be available to us on acceptable terms, or at all. In addition, we may incur incremental costs following an unforeseen event, which will reduce profits and adversely affect our results of operations.

We depend on suppliers for materials used to manufacture our products, and if shipments from these suppliers are delayed or interrupted, we may be unable to manufacture our products. We buy materials to create our products from a number of suppliers and are not dependent on any one supplier or group of suppliers for our business as a whole. However, key components of certain products, including certain instrumentation and chemicals, are available only from a single source. If supplies from these vendors are delayed or interrupted for any reason, we may not be able to obtain these materials timely or in sufficient quantities or qualities to produce certain products, and this could have an adverse impact on our results of operations. We heavily rely on air cargo carriers and other overnight logistics services, and shipping delays or interruptions could harm our business. Our customers in the scientific research markets typically keep only a modest inventory of our products on hand, and consequently require overnight delivery of purchases. As a result, we heavily rely on air cargo carriers and logistic suppliers. If overnight services are suspended or delayed, and other delivery carriers and logistic suppliers cannot provide satisfactory services, customers may suspend a significant amount of their work. The lack of adequate delivery alternatives would have a serious adverse impact on our results of operations. Our success depends on the continued employment of qualified personnel, any of whom we may lose at any time. Although we have not experienced any difficulties attracting or retaining management and scientific staff, our ability to recruit and retain qualified, skilled employees will continue to be critical to our success. Given the intense competition for experienced scientists and managers among pharmaceutical and biotechnology companies, as well as academic and other research institutions, there can be no assurance that we will be able to attract and retain employees critical to our success on acceptable terms. Initiatives to expand QIAGEN will also require additional employees, including management with expertise in areas such as research and development, manufacturing, digitization, sales and marketing, and the development of existing managers to lead a growing organization. The failure to recruit and retain qualified employees, or develop existing employees, could have a material adverse impact on our results of operations. We may face difficulties in hiring and retaining qualified personnel following our March 3, 2020 announcement of the proposed merger with Thermo Fisher Scientific Inc. Our ability to accurately forecast our results during each quarter may be negatively impacted by the fact that a substantial percentage of our sales may be recorded in the final weeks or days of the quarter. The markets we serve are typically characterized by a high percentage of purchase orders being received in the final few weeks or days of each quarter. Although this varies from quarter to quarter, many customers make a large portion of their purchase decisions late in each quarter, in particular because they receive new information during this period on their budgets and requirements. Additionally, volatility in the timing of revenue from companion diagnostic partnerships can be difficult to predict. As a result, even late in each quarter, we cannot predict with certainty whether our sales forecasts for the quarter will be achieved. Historically, we have been able to rely on the overall pattern of customer purchase orders during prior periods to project with reasonable accuracy our anticipated sales for the current or coming quarters. However, if customer purchasing trends during a quarter vary from historical patterns as may occur with changes in market and economic conditions our quarterly financial results could deviate significantly from our projections. As a result, our sales forecasts for any given quarter may prove not to be accurate. We also may not have sufficient, timely information to confirm or revise our sales projections for a specific quarter. If we fail to achieve our forecasted sales for a particular quarter, the value of our Common Shares could be significantly affected. We have a significant amount of debt that may adversely affect our financial condition and flexibility. We have a significant amount of debt and debt service obligations and restrictive covenants imposed by our lenders. A high level of indebtedness increases the risk that we may default on our debt obligations and restrictive covenants may prevent us from borrowing additional funds. There is no assurance that we will be able to generate sufficient cash flow to pay the interest on our debt and comply with our debt covenants or that future working capital, borrowings or equity financing will be available to repay or refinance our debt. If we are unable to generate sufficient cash flow to pay the interest on our debt and comply with our debt covenants, we may have to delay or curtail our research and development programs. The level of our indebtedness could, among other things: › make it difficult for us to make required payments on our debt; › make it difficult for us to obtain financing in the future necessary for working capital, capital expenditures, debt service requirements or other purposes; › limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and › make us more vulnerable in the event of a downturn in our business. The Financial Conduct Authority of the United Kingdom plans to phase out the London Interbank Offered Rate (LIBOR) by the end of 2021. Presently, we do hold debt and derivative instruments that use LIBOR. While certain agreements do contain language for the determination of interest rates in the event the LIBOR rate is not available, changes to these agreements may be required, and we could be negatively impacted by any newly determined alternative benchmark. Our business may require substantial additional capital, which we may not be able to obtain on terms acceptable to us, if at all. Our future capital requirements and level of expenses will depend upon numerous factors, including the costs associated with: › marketing, sales and customer support efforts; › research and development activities; › expansion of our facilities; › consummation of possible future acquisitions of technologies, products or businesses; › demand for our products and services; › repayment or refinancing of debt; and › payments in connection with our hedging activities and/or taxes. We currently anticipate that our short-term capital requirements will be satisfied by cash flow from our operations and/or cash on hand. As of December 31, 2019, we had outstanding long-term debt of $1.7 billion, of which $285.2 million was current. We may need to refinance all or part of these liabilities before or at their contractual maturities. If at some point in time our existing resources should be insufficient to fund our activities, we may need to raise funds through public or private debt or equity financings. The funds for the refinancing of existing liabilities or for the ongoing funding of our business may not be available or, if available, not on terms acceptable to us. If adequate funds are not available, we may be required to reduce or delay expenditures for research and development, production, marketing, capital expenditures and/or acquisitions, which could have a material adverse effect on our business and results of operations. To the extent that additional capital is raised through the sale of equity or convertible securities, the issuance of any securities could result in dilution to our shareholders. The accounting for the cash convertible notes we have issued will result in recognition of interest expense significantly greater than the stated interest rate of the notes and may result in volatility to our Consolidated Statements of Income.

We will settle any conversions of the Cash Convertible Notes described under the heading “Other Factors Affecting Liquidity and Capital Resources” elsewhere in this report, entirely in cash. Accordingly, the conversion option that is part of the Cash Convertible Notes will be accounted for as a derivative pursuant to accounting standards relating to derivative instruments and hedging activities. Refer to Note 14 "Derivatives and Hedging" and Note 16 "Lines of Credit and Debt", of the Notes to Consolidated Financial Statements. In general, this resulted in an initial valuation of the conversion option separate from the debt component of the Cash Convertible Notes, resulting in an original issue discount. The original issue discount will be accreted to interest expense over the term of the Cash Convertible Notes, which will result in an effective interest rate reported in our financial statements significantly in excess of the stated coupon rates of the Cash Convertible Notes. This accounting treatment will reduce our earnings. For each financial statement period after the issuance of the Cash Convertible Notes, a gain (or loss) will be reported in our financial statements to the extent the valuation of the conversion option changes from the previous period. The Call Options issued in connection with the Cash Convertible Notes will also be accounted for as derivative instruments, substantially offsetting the gain (or loss) associated with changes to the valuation of the conversion option. This may result in increased volatility to our results of operations. The cash convertible note hedge and warrant transactions we entered into in connection with the issuance of our Cash Convertible Notes may not provide the benefits we anticipate, and may have a dilutive effect on our common stock. Concurrently with the issuance of the Cash Convertible Notes, we entered into Call Options and issued Warrants. We entered into the Call Options with the expectation that they would offset potential cash payments by us in excess of the principal amount of the Cash Convertible Notes upon conversion of the Cash Convertible Notes. In the event that the hedge counterparties fail to deliver potential cash payments to us, as required under the Call Options, we would not receive the benefit of such transaction. Separately, we also issued Warrants. The Warrants could separately have a dilutive effect to the extent that the market price per share of our common stock, as measured under the terms of the Warrants, exceeds the strike price of the Warrants. An impairment of goodwill and intangible assets could reduce our earnings. At December 31, 2019, our consolidated balance sheet reflected $2.1 billion of goodwill and $632.4 million of intangible assets. Goodwill is recorded when the purchase price of a business exceeds the fair value of the tangible and separately measurable intangible net assets. U.S. generally accepted accounting principles (U.S. GAAP) require us to test goodwill for impairment on an annual basis or when events or circumstances occur indicating that goodwill might be impaired. Long-lived assets, such as intangible assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The impairment review often cannot be done at the level of the individual asset and it must instead be applied to a group of assets. For the purpose of our annual goodwill impairment testing based on the current circumstances of how we manage our business, this group of assets is the Company as a whole. If we determine that any of our goodwill or intangible assets were impaired, we will be required to take an immediate charge to earnings and our results of operations could be adversely affected. Our strategic equity investments may result in losses. We have made, and may continue to make, strategic investments in businesses as opportunities arise. We periodically review the carrying value of these investments for impairment, considering factors that include the most recent stock transactions, book values from the most recent financial statements, and forecasts and expectations of the investee. The results of these valuations may fluctuate due to market conditions and other conditions over which we have no control. Estimating the fair value of non-marketable equity investments in life science companies is inherently subjective. If actual events differ from our assumptions and unfavorable fluctuations in the valuations of the investments are indicated, we could be required to write down the investment. This could result in future charges on our earnings that could materially adversely affect our results of operations. It is uncertain whether or not we will realize any long-term benefits from these strategic investments. Doing business internationally creates certain risks.

Our business involves operations in several countries outside of the U.S. Our consumable manufacturing facilities are located in Germany, China and the U.S. We source raw materials and subcomponents to manufacture our products from different countries. We have established sales subsidiaries in many countries. In addition, our products are sold through independent distributors serving more than 40 other countries. Conducting and launching operations on an international scale requires close coordination of activities across multiple jurisdictions and time zones and consumes significant management resources. We have invested heavily in computerized information systems in order to manage more efficiently the widely dispersed components of our operations. If we fail to coordinate and manage these activities effectively, our business and results of operations will be adversely affected. Our operations are subject to other risks inherent in international business activities, such as the general economic and public health conditions in the countries in which we operate, trade restrictions and changes in tariffs, longer accounts receivable payment cycles in certain countries, overlap of different tax structures, unexpected changes in regulatory requirements, and compliance with a variety of foreign laws and regulations. Other risks associated with international operations include import and export licensing requirements, exchange controls and changes in freight rates, as may occur as a result of rising energy costs. As a result of these conditions, an inability to successfully manage our international operations could have a material adverse impact on our business and results of operations. Unethical behavior and non-compliance with laws by our sales representatives, other employees, consultants, commercial partners or distributors or employees could seriously harm our business. Our business in countries with a history of corruption and transactions with foreign governments increases the risks associated with our international activities. Based on our international operations, we are subject to the U.S. Foreign Corrupt Practices Act (FCPA), the U.K. Bribery Act and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by business entities for the purpose of obtaining or retaining business. We have operations, agreements with third parties and sales in countries known to experience corruption. Further international expansion may involve increased exposure to such practices. Our activities in these countries and others create risks of unauthorized payments or offers of payments, non-compliance with laws, or other unethical behavior by any of our employees, consultants, sales agents or distributors, that could be in violation of various laws, including the FCPA, even though these parties are not always subject to our control. Our policy is to implement safeguards to discourage these or other unethical practices by our employees and distributors including online and in-person employee trainings, periodic internal audits and standard reviews of our distributors. However, our existing safeguards and any future improvements may not prove to be effective, and our employees, consultants, sales agents or distributors may engage in conduct for which we might be held responsible. Violations of the FCPA and other laws may result in criminal or civil sanctions, which could be severe, and we may be subject to other liabilities, which could negatively affect our business, results of operations and financial condition. We depend on patents and proprietary rights that may fail to protect our business. Our success depends to a large extent on our ability to develop proprietary products and technologies and to establish and protect our patent and trademark rights in these products and technologies. As of December 31, 2019, we owned 352 issued patents in the United States, 275 issued patents in Germany and 1,700 issued patents in other major industrialized countries. In addition, at December 31, 2019, we had 558 pending patent applications, and we intend to file applications for additional patents as our products and technologies are developed. The patent positions of technology-based companies involve complex legal and factual questions and may be uncertain, and the laws governing the scope of patent coverage and the periods of enforceability of patent protection are subject to change. In addition, patent applications in the United States are maintained in secrecy until patents issue, and publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months. Therefore, no assurance can be given that patents will issue from any patent applications that we own or license, or if patents do issue, that the claims allowed will be sufficiently broad to protect our technology. In addition, no assurance can be given that any issued patents that we own or license will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide us competitive advantages. Further, as issued patents expire, we may lose some competitive advantage as others develop competing products and as a result, we may lose revenue.

Certain of our products incorporate patents and technologies that are licensed from third parties and for certain products, these in-licensed patents together with other patents provide us with a competitive advantage. These licenses impose various commercialization, sublicensing and other obligations on us. Our failure to comply with these requirements could result in the conversion of the applicable license from being exclusive to non-exclusive or, in some cases, termination of the license, and as a result, we may lose some competitive advantage and experience a loss of revenue. We also rely on trade secrets and proprietary know-how, which we seek to protect through confidentiality agreements with our employees and consultants. There can be no assurance that any confidentiality agreements that we have with our employees, consultants, outside scientific collaborators and sponsored researchers and other advisors will provide meaningful protection for our trade secrets or adequate remedies in the event of unauthorized use or disclosure of such information. There also can be no assurance that our trade secrets will not otherwise become known or be independently developed by competitors. We currently engage in, and may continue to engage in, collaborations with academic researchers and institutions. There can be no assurance that under the terms of such collaborations, third parties will not acquire rights in certain inventions developed during the course of these collaborations. Our business exposes us to potential product liability. The marketing and sale of our products and services for certain applications entail a potential risk of product liability. Although we are not currently subject to any material product liability claims, product liability claims may be brought against us in the future. Further, there can be no assurance that our products will not be included in unethical, illegal or inappropriate research or applications, which may in turn put us at risk of litigation. We carry product liability insurance coverage, which is limited in scope and amount. There can be no assurance that we will be able to maintain this insurance at a reasonable cost and on reasonable terms, or that this insurance will be adequate to protect us against any or all potential claims or losses. We are subject to various laws and regulations generally applicable to businesses in the different jurisdictions in which we operate, including laws and regulations applicable to the handling and disposal of hazardous substances. The risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result, and any such liability could have a material adverse impact on us. Our operating results may vary significantly from period to period and this may affect the market price of our Common Shares. Our operating results may vary significantly from quarter to quarter, and also year to year, since they are dependent upon a broad range of factors that include demand for our products, the level and timing of customer research budgets and commercialization efforts, the timing of government funding budgets of our customers, the timing of our research and development activities and related regulatory approvals, the impact of sales and marketing expenses, restructuring activities, introduction of new products by us or our competitors, competitive market conditions, exchange rate fluctuations and general economic conditions. Our expense levels are based in part on our expectations as to future sales trends. As a result, sales and earnings may vary significantly from quarter to quarter or from year to year, and actual sales and earnings results in any one period will not necessarily be indicative of results to be anticipated in subsequent periods. Our results may also fail to meet or exceed the expectations of securities analysts or investors, which could cause a decline in the market price of our Common Shares. Our holding company structure makes us dependent on the operations of our subsidiaries. QIAGEN N.V. is incorporated under Dutch law as a public limited liability company (naamloze vennootschap), and is organized as a holding company. Currently, the material assets are the outstanding shares of the QIAGEN subsidiaries, intercompany receivables and other financial assets such as cash, short-term investments and derivative instruments. As a result, QIAGEN N.V. is dependent upon payments, dividends and distributions from the subsidiaries for funds to pay operating and other expenses as well as to pay future cash dividends or distributions, if any, to holders of our Common Shares. Dividends or distributions by subsidiaries in a currency other than the U.S. dollar may result in a loss upon a subsequent conversion into U.S. dollars. Our Common Shares may have a volatile public trading price. The market price of our Common Shares since our initial public offering in September 1996 has increased significantly and been highly volatile. Beginning January 10, 2018, our shares are listed on the New York Stock Exchange (NYSE). Before that, our shares were listed on the NASDAQ through January 9, 2018. In the last two years, the price of our Common Shares has ranged from a high of $43.16 to a low of $25.04. On the Frankfurt Stock Exchange our Common Shares have ranged from a high of €39.19 to a low of €22.54 during the last two years. In addition to overall stock market fluctuations, factors that may have a significant impact on the price of our Common Shares include: › announcements of technological innovations or the introduction of new products by us or our competitors; › developments in our relationships with collaborative partners; › quarterly variations in our operating results or those of our peer companies; › changes in government regulations, tax laws or patent laws; › developments in patent or other intellectual property rights; › developments in government spending budgets for life sciences-related research; › general market conditions relating to the diagnostics, applied testing, pharmaceutical and biotechnology industries; and › impact from foreign exchange rates. The stock market has from time to time experienced extreme price and trading volume fluctuations that have particularly affected the market for technology-based companies. These fluctuations have not necessarily been related to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our Common Shares. Holders of our Common Shares should not expect to receive dividend income. QIAGEN has not paid an annual dividend since its inception, nor intends to implement one at this time. At the same time, in January 2017 we completed a synthetic share repurchase that combined a direct capital repayment with a reverse stock split. Although we do not anticipate paying any cash dividends on a regular basis, the distribution of any cash dividends through another synthetic share repurchase in a currency other than the U.S. dollar will be subject to the risk of foreign currency transaction losses. Investors should not invest in our Common Shares if they are seeking dividend income; the only return that may be realized through investing in our Common Shares would be through an appreciation in the share price. Holders of our Common Shares may not benefit from continued stock repurchase programs. QIAGEN has conducted share repurchase programs in the past through open-market transactions. Additionally, in January 2017, we completed a synthetic share repurchase that combined a direct capital repayment with a reverse stock split. The transaction was announced in August 2016 and involved an approach used by various large, multinational Dutch companies to provide returns to all shareholders in a faster and more efficient manner than traditional open-market purchases. $243.9 million was returned to shareholders through the transaction, which reduced the total number of issued common shares by approximately 3.7% or 8.9 million shares as of January 31, 2017. The purpose of our share repurchases has been to hold the shares in treasury in order to satisfy obligations from exchangeable debt instruments, warrants and/or employee share-based remuneration plans and thus to reduce dilution to existing holders of our Common Shares. In 2019, we began net share withholding on the vesting of stock- based awards and as a result, fewer shares are issued than the number of awards outstanding. We may decide not to continue such programs in the future, our covenants with lenders may limit our ability to use available cash to do so, or the market price of our Common Shares may make such repurchases less desirable. In any of these cases, holders of our Common Shares may suffer dilution from conversion of our indebtedness or issuance of shares pursuant to employee remuneration plans that would otherwise be at least partially offset by repurchased shares. Future sales and issuances of our Common Shares could adversely affect our stock price. Any future sale or issuance of a substantial number of our Common Shares in the public market, or any perception that a sale may occur, could adversely affect the market price of our Common Shares. Under Dutch law, a company can issue shares up to its authorized share capital provided for in its Articles of Association. Pursuant to our Articles of Association, our authorized share capital amounts to EUR 9.0 million, which is divided into 410.0 million common shares, 40.0 million financing preference shares and 450.0 million preference shares, with all shares having a EUR 0.01 par value. As of December 31, 2019, a total of approximately 227.8 million Common Shares were outstanding along with approximately 6.0 million additional shares reserved for issuance upon exercise or release of outstanding stock options and awards, of which 0.8 million were vested. A total of approximately 15.7 million Common Shares are reserved and available for issuances under our stock plans as of December 31, 2019, including the shares subject to outstanding stock options and awards. The majority of our outstanding Common Shares may be sold without restriction, except shares held by our affiliates, which are subject to certain limitations on resale. Additionally, the Warrants issued in connection with the Cash Convertible Notes Call Spread Overlays cover an aggregate of 31.1 million shares of our common stock (subject to customary adjustments under certain circumstances). Shareholders who are United States residents could be subject to unfavorable tax treatment. We may be classified as a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes if certain tests are met. Our treatment as a PFIC could result in a reduction in the after-tax return to holders of Common Shares and would likely cause a reduction in the value of these shares. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to our U.S. shareholders. We would be considered a PFIC with respect to a U.S. shareholder if for any taxable year in which the U.S. shareholder held the Common Shares, either (i) 75% or more of our gross income for the taxable year is passive income; or (ii) the average value of our assets (during the taxable year) which produce or are held for the production of passive income is at least 50% of the average value of all assets for such year. Based on our income, assets and activities, we do not believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2019, and do not expect to be a PFIC for the current taxable year or any future taxable year. No assurances can be made, however, that the Internal Revenue Service will not challenge this position or that we will not subsequently become a PFIC. Provisions of our Articles of Association and Dutch law and an option we have granted may make it difficult to replace or remove management and may inhibit or delay a takeover. Our Articles of Association (Articles) provide that our shareholders may only suspend or dismiss our Managing Directors and Supervisory Directors against their wishes with a vote of two-thirds of the votes cast if such votes represent more than 50% of our issued share capital. If the proposal was made by the joint meeting of the Supervisory Board and the Managing Board, a simple majority is sufficient. The Articles also provide that if the members of our Supervisory Board and our Managing Board have been nominated by the joint meeting of the Supervisory Board and Managing Board, shareholders may only overrule this nomination with a vote of two-thirds of the votes cast if such votes represent more than 50% of our issued share capital. Certain other provisions of our Articles allow us, under certain circumstances, to prevent a third party from obtaining a majority of the voting control of our Common Shares through the issuance of Preference Shares. Pursuant to our Articles and the resolution adopted by our General Meeting of Shareholders, our Supervisory Board is entitled to issue Preference Shares in case of an intended takeover of our company by (i) any person who alone or with one or more other persons, directly or indirectly, have acquired or given notice of an intent to acquire (beneficial) ownership of an equity stake which in aggregate equals 20% or more of our share capital then outstanding or (ii) an “adverse person” as determined by the Supervisory Board. If the Supervisory Board opposes an intended takeover and authorizes the issuance of Preference Shares, the bidder may withdraw its bid or enter into negotiations with the Managing Board and/or Supervisory Board and agree on a higher bid price for our Shares. In 2004, we granted an option to the Stichting Preferente Aandelen QIAGEN, or the Foundation (Stichting), subject to the conditions described in the paragraph above, which allows the Foundation to acquire Preference Shares from us. The option enables the Foundation to acquire such number of Preference Shares as equals the number of our outstanding Common Shares at the time of the relevant exercise of the option, less one Preference Share. When exercising the option and exercising its voting rights on these Preference Shares, the Foundation must act in our interest and the interests of our stakeholders. The purpose of the Foundation option is to prevent or delay a change of control that would not be in the best interests of our stakeholders. An important restriction on the Foundation’s ability to prevent or delay a change of control is that a public offer must be announced by a third party before it can issue (preference or other) protective shares that would enable the Foundation to exercise rights to 30% or more of the voting rights without an obligation to make a mandatory offer for all shares held by the remaining shareholders. In addition, the holding period for these shares by the Foundation is restricted to two years, and this protective stake must fall below the 30% voting rights threshold before the two-year period ends. Notwithstanding the foregoing, in connection with the Business Combination Agreement that we entered into with Thermo Fisher Scientific Inc. (Thermo) on March 3, 2020 (BCA), we and the Foundation have agreed that (i) the Foundation shall not exercise the option in a way that would reasonably be expected to adversely affect the timely consummation of the acquisition contemplated by the BCA, unless and until the BCA has been terminated, (ii) if the Foundation exercises the option during the term of the BCA, the Foundation shall not exercise its voting rights as a shareholder in a manner that would reasonably be expected to adversely affect the timely consummation of the acquisition, unless and until the BCA has been terminated, (iii) the option shall be terminated subject only to the closing of the public tender offer (the “Closing”) and (iv) to the extent any Preference Shares would be held by the Foundation as of the Closing, the Foundation shall transfer such shares to the wholly owned acquisition subsidiary of Thermo (Offeror) under the obligation for the Offeror to pay a cash consideration equal to the aggregate capital paid up on such Preference Shares plus any accrued dividends and to indemnify the Foundation for any claim by us.

Management Report Performance Review Our future operating results may be affected by various risk factors, many of which are beyond our control. Certain statements included in this Annual Report and the documents incorporated herein by reference may be forward- looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, including statements regarding potential future net sales, gross profit, net income and liquidity. These statements can be identified by the use of forward-looking terminology such as “believe,” “hope,” “plan,” “intend,” “seek,” “may,” “will,” “could,” “should,” “would,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. Reference is made in particular to the description of our plans and objectives for future operations, assumptions underlying such plans and objectives, and other forward-looking statements. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. We caution investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors. Factors which could cause such results to differ materially from those described in the forward-looking statements include those set forth in the risk factors below. As a result, our future success involves a high degree of risk. When considering forward-looking statements, you should keep in mind that the risk factors could cause our actual results to differ significantly from those contained in any forward-looking statement. Results of Operations Overview We are a leading global provider of Sample to Insight solutions to transform biological materials into valuable molecular insights. QIAGEN sample technologies isolate and process DNA, RNA and proteins from any biological sample, such as blood or tissue. Assay technologies make these biomolecules visible and ready for analysis, such as identifying the DNA of a virus or a mutation of a gene. Digital insights integrate software and cloud-based resources to interpret increasing volumes of biological data and report relevant, actionable insights. Our automation solutions tie these together in seamless and cost-effective molecular testing workflows.

We sell our products - consumables, automated instrumentation systems using those technologies, and digital insights to analyze and interpret the data - to two major customer classes: › Molecular Diagnostics - healthcare providers engaged in many aspects of patient care requiring accurate diagnosis and insights to guide treatment decisions in oncology, infectious diseases and immune monitoring. Includes Precision Medicine and companion diagnostics. › Life Sciences - customers including government, biotechnology companies and researchers who utilize molecular testing and technologies who are generally served by public funding including areas such as medicine and clinical development efforts, forensics and exploring the secrets of life. Includes Pharma, Academia and Applied Testing customers. We market products in more than 130 countries, mainly through subsidiaries in markets we believe have the greatest sales potential in Europe, Asia, the Americas and Australia. We also work with specialized independent distributors and importers. As of December 31, 2019, we employed approximately 5,100 people in more than 35 locations worldwide. Recent Acquisitions We have made a number of strategic acquisitions and implemented other strategic transactions aiming to achieve market-leading positions with innovative technologies in high-growth areas of molecular diagnostics and research. These transactions have enhanced our product offerings and technology platforms, as well as our geographic footprint. They include: › In January 2019, QIAGEN began developing next-generation systems for digital PCR and acquired the digital PCR assets of Formulatrix, Inc., a developer of laboratory automation solutions. We expect to begin commercializing fully integrated digital PCR solutions in 2020, combining QIAGEN technologies and automation with the Formulatrix assets we acquired. Known as QIAcuity, the system will offer highly automated workflows, quicker time-to-result, and higher multiplexing and throughput flexibility than current digital PCR platforms. Digital PCR is one of the fastest-growing molecular testing applications in the life sciences industry. QIAGEN paid Formulatrix $125 million in cash upon closing and agreed to future milestone payments of approximately $136 million in 2020. › Also in January 2019, QIAGEN acquired N-of-One, Inc., a pioneer in molecular oncology decision support services, to strengthen our bioinformatics leadership in clinical NGS interpretation. The acquisition broadened the QIAGEN Digital Insights offering of software, content and service-based solutions. N-of-One’s services and content have been integrated into QIAGEN Clinical Insights (QCI), adding medical interpretation and real-world evidence insights. The N-of-One somatic cancer database, drawing upon more than 125,000 anonymized patient samples, has increased QIAGEN’s lead as the provider of the industry’s largest genomics knowledge base. › In September 2018, QIAGEN announced a strategic partnership with NeuMoDx Molecular, Inc. to commercialize next-generation, fully integrated automation systems for PCR testing. The NeuMoDx 288 (high-throughput version) and NeuMoDx 96 (mid-throughput) systems help clinical laboratories process increasing molecular test volumes and deliver more rapid diagnostic insights. QIAGEN is initially distributing NeuMoDx systems and consumables in Europe and other markets outside the United States. The companies entered a merger agreement whereby QIAGEN will acquire remaining NeuMoDx shares that it does not currently own at a price of approximately $234 million (QIAGEN currently owns 19.9% of NeuMoDx), subject to the achievement of regulatory and operational milestones, by mid-2020. › In April 2018, QIAGEN acquired STAT-Dx, a privately held company, and launched QIAstat-Dx, a next- generation multiplex PCR system developed by STAT-Dx, in Europe. The novel QIAstat-Dx system enables fast, cost- effective and flexible syndromic testing from Sample to Insight. The first two CE-IVD marked assays provide differential diagnosis of serious respiratory and gastrointestinal infections. In May 2019, we received FDA clearance and launched QIAstat-Dx in the United States with the respiratory panel. A broad menu of tests is under development in infectious disease, oncology and other areas. QIAGEN acquired STAT-Dx for approximately $149 million in cash and additional future payments of up to about $44 million based on the achievement of regulatory and commercial milestones.

Our financial results include the impacts of recent acquisitions from their effective dates. NGS portfolio orientation and measures to prioritize resource allocation In October 2019, QIAGEN announced a new orientation for its NGS-related activities that focuses development activities on maximizing the new Illumina partnership for IVD solutions, as well as expanding QIAGEN’s offering of universal NGS consumables solutions for use with any sequencer. QIAGEN intends to continue supporting and servicing customers of the GeneReader NGS System, which is commercialized worldwide as a complete system for the processing of smaller targeted gene panels. However, QIAGEN discontinued development for new NGS instruments. Additionally, QIAGEN began implementing a set of initiatives to shift its Global Operations organization to a regional manufacturing structure and to expand the scope of activities at QIAGEN Business Services (QBS) centers in Wroclaw, Poland, and Manila, Philippines. QIAGEN currently anticipates further pre-tax charges of about $15-23 million in 2020 for these measures. We determined that we operate as one business segment in accordance with ASC Topic 280, Segment Reporting. Our chief operating decision maker (CODM) makes decisions on business operations and resource allocation based on evaluations of the QIAGEN Group as a whole. Considering acquisitions made during 2019 together with recent changes in our management, we determined that we still operate as one business segment. We provide certain revenue information by customer class to allow better insight into our operations. This information is estimated using certain assumptions to allocate revenue among the customer classes. Year Ended December 31, 2019, Compared to 2018 Net Sales In 2019, net sales grew 2% to $1.53 billion compared to $1.50 billion in 2018 reflecting growth in consumables and related revenues which more than offset lower instrument revenues. Consumable and related revenues includes the contributions from our January 2019 acquisition of N-of-One, which provided net sales of approximately $5.0 million in 2019. We experienced increases across consumables and related revenues (+3% / 89% of sales) due to strong sales of the QuantiFERON-TB test as well as gains within the Life Sciences customer classes. This more than outweighed decreases across the instruments portfolio (-8% / 11% of sales) including lower sales of platforms for assay technologies and the GeneReader NGS Systems despite higher placements of the QIAcube Connect, QIASymphony and QIAstat-Dx systems. Net sales were negatively impacted by two percentage points from adverse currency movements against the U.S. dollar. Customer classes: An overview of net sales by product category and customer class: Net sales by product category and customer class Year ended December 31, 2019 Sales (In $ m) % change % of sales Consumables and related revenues $ 1,354 +3% 89% Instruments $ 172 -8% 11% Molecular Diagnostics(1) $ 737 +1% 48% Life Sciences $ 789 +2% 52% Academia / Applied Testing $ 487 +2% 32% Pharma $ 302 +4% 20% (1) Includes companion diagnostic co-development revenues ($42 million, -28%).

Molecular Diagnostics grew 1% and represented 48% of sales in 2019. Molecular Diagnostics sales were adversely affected by three percentage points of adverse currency movements compared to 2018. Sales in 2019 included gains in consumables, in particular for the QuantiFERON-TB test compared to 2018 that was partially offset by significantly lower revenues from companion diagnostic co-development projects and instruments. During 2019, Life Sciences sales grew 2% and reflected 52% of sales, while currency movements adversely impacted this customer class by three percentage point compared to 2018. Increased demand in consumables and related revenues across this customer class more than offset weaker instrument sales, which were affected by the focus on a new generation of products being prepared for launch and led by the new version of QIAcube Connect. Results for 2019 also absorbed the adverse effect of the April 2018 divestment of the Applied Testing veterinary testing assay portfolio. Net sales by geographic region Year ended December 31, 2019 Sales (In $ m) % change % of sales Americas $ 722 +4% 47% Europe / Middle East / Africa $ 487 -1% 32% Asia-Pacific / Japan $ 314 0% 21% Top 7 emerging markets: Brazil, Russia, India, China, South Korea, Mexico and Turkey ($250 million, +2%, 16% of sales) Rest of world represented less than 1% of net sales. The Americas led the geographic regions with 4% sales growth in 2019 with continued improvements within Life Sciences and overall gains in the United States, Brazil and Mexico against a decline in Canada. The Asia-Pacific / Japan region in 2019 was flat due primarily to the weaker results in China and Japan against gains in India. The EMEA region experienced a 1% decline due in part to declines in France and Italy against improving trends in Germany, Turkey and the United Kingdom. Gross Profit Gross profit was $1.01 billion, or 66% of net sales, in 2019, compared with $1.00 billion, or 67% of net sales, in 2018. Generally, our consumables and related products have a higher gross margin than our instrumentation products and service arrangements. Fluctuations in the sales levels of these products and services can result in changes in gross margin between periods. The growth in consumables and related revenue during 2019 contributed favorably to the margin, which was negatively impacted by higher amortization expenses related to developed technology and patent and license rights that were acquired in business combinations or asset acquisitions. The amortization expense on acquisition-related intangibles within cost of sales increased to $71.5 million in 2019 from $56.7 million in 2018. The increase was due to the asset acquisition from Formulatrix as further discussed in Note 5 "Acquisitions and Divestitures". We expect that our acquisition-related intangible amortization will increase as a result of further acquisitions in the future. Research and Development Research and development expenses fell by 3% to $157.4 million (10% of net sales) in 2019, from $161.9 million (11% of net sales) in 2018. The net decrease reflected higher investments in QIAstat-Dx and the planned launch of a digital PCR system against the significant reduction in costs following the decision to discontinue development of NGS-related instrument systems. As we continue to discover, develop and acquire new products and technologies, we expect to incur additional expenses related to facilities, licenses and employees engaged in research and development. Overall, research and development costs are expected to increase as a result of seeking regulatory approvals, including U.S. FDA Pre-Market Approval (PMA), U.S. FDA 510(k) clearance and EU CE approval of certain assays or instruments, but to decline as a percentage of sales in 2020 compared to 2019.

Sales and Marketing Sales and marketing expenses were essentially unchanged at $391.9 million (26% of net sales) in 2019 compared to $392.3 million (26% of net sales) in 2018. Sales and marketing expenses were primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses, and other promotional expense. Higher costs in 2019 related to an increase in sales personnel, which was partially offset by lower share- based compensation and reduced third-party marketing activities. We anticipate that absolute sales and marketing costs will increase along with new product introductions and growth in sales of our products, but decrease as a percentage of sales. General and Administrative General and administrative expenses increased by 7% to $112.3 million (7% of net sales) in 2019 from $104.6 million (7% of net sales) in 2018. The increase in general and administrative expenses in 2019 was primarily due to higher licensing costs in connection with continued investments in information technology systems, including cyber security, across the organization as well as an increase in the number of administrative personnel and higher share- based compensation expenses. Acquisition-Related Intangible Amortization Amortization expense related to developed technology and patent and license rights acquired in a business combination is included in cost of sales. Amortization of trademarks and customer base acquired in a business combination is recorded in operating expense under the caption “acquisition-related intangible amortization.” Amortization expenses of intangible assets not acquired in a business combination are recorded within cost of sales, research and development, or sales and marketing line items based on the use of the asset. During 2019, amortization expense on acquisition-related intangibles within operating expense decreased to $30.0 million, compared to $39.0 million in 2018. The decrease follows the full amortization of assets previously acquired in 2007. We expect acquisition-related intangible amortization will increase as a result of our future acquisitions. Restructuring, Acquisition, Integration and Other, net Restructuring, acquisition, integration and other, net was expense of $199.8 million in 2019 as compared to $28.7 million in 2018. During 2019, $163.0 million of charges are included in the 2019 Restructuring program as further discussed in Note 6 "Restructuring and Impairments". We expect to incur additional restructuring cost in 2020 as disclosed therein. In addition, during 2019, we continued to incur acquisition and integration costs related to the acquisitions discussed in Note 5 "Acquisitions and Divestitures". In addition, a $7.4 million gain from the reduction in the fair value of contingent consideration was recognized during 2019 discussed in Note 15 "Financial Instruments and Fair Value Measurements". Further, as we further integrate acquired companies and pursue opportunities to gain efficiencies, we expect to continue to incur additional business integration costs in 2019. Long-lived Asset Impairments Impairments to intangible assets and property, plant and equipment in 2019 totaled $140.0 million, of which $138.8 million was incurred in connection with the 2019 restructuring measures as further discussed in Note 6 "Restructuring and Impairments". During 2018, impairments to property, plant and equipment included $1.6 million related to the 2017 Restructuring program also discussed in Note 6 and $6.3 million related to strategic shifts in our business. Other Income (Expense) Total other expense, net was $51.6 million in 2019, compared to $40.8 million in 2018. Total other expense, net is primarily the result of interest expense, partially offset by interest income and other income (expense), net. For the year ended December 31, 2019, interest income increased to $22.1 million from $20.9 million in 2018. Interest income includes interest earned on cash, cash equivalents and short-term investments, income related to certain interest rate derivatives as discussed in Note 14 "Derivatives and Hedging" in the accompanying consolidated financial statements and other components including the interest portion of operating lease transactions. Interest income earned in 2019 includes interest on higher cash balances following the issuance of cash convertible notes in November 2018. Interest expense increased to $74.2 million in 2019, compared to $67.3 million in 2018. Interest costs primarily relate to debt, discussed in Note 16 "Lines of Credit and Debt" in the accompanying consolidated financial statements and the increase in interest expense reflects the issuance of cash convertible notes in November 2018 which bear interest at a higher rate than the notes that matured in 2019. Other income (expense), net was $0.4 million of income for the year ended December 31, 2019. Other income includes $7.8 million of upward adjustments resulting from observable price changes for non-marketable investments not accounted for under the equity method, $2.1 million in income from equity-method investments and a $0.7 million gain from receipt of shares in settlement of a zero-book value financial instrument held with a third party, all as discussed further in Note 10 "Investments". This income was partially offset by impairments, including $4.8 million of impairments in non-marketable investments accounted for under the equity method as discussed further in Note 10 "Investments", and net losses on foreign currency of $5.7 million for the year ended December 31, 2019. Other income (expense), net was $5.6 million of income for the year ended December 31, 2018. Other income includes $13.1 million of upward adjustments resulting from observable price changes for non-marketable investments not accounted for under the equity method, a $5.1 million gain from the sale of our interest in a non- publicly traded company and $2.6 million in income from equity-method investments, all as discussed further in Note 10 "Investments". Additionally in 2018, we recorded a divestiture gain of $8.0 million as discussed in Note 5 "Acquisitions and Divestitures". This income was partially offset by impairments, including $6.1 million of impairments in non-marketable investments accounted for under the equity method as discussed further in Note 10, and net losses on foreign currency of $12.3 million for the year ended December 31, 2019. Provision for Income Taxes Our effective tax rates differ from The Netherlands statutory tax rate of 25% due in part to our operating subsidiaries being exposed to tax rates ranging from zero to 35%. In 2019 and 2018, our effective tax rates were 46.7% and 15.7%, respectively. The comparison is impacted by pre-tax book income which was lower in 2019 at a pre-tax book loss of $77.8 million compared to pre-tax book income of $225.7 million in 2018. Fluctuations in the distribution of pre-tax (loss) income among our operating subsidiaries can lead to fluctuations of the effective tax rate in the consolidated financial statements. In 2019 and 2018, tax expense on foreign operations was favorably impacted by lower income tax rates and partial tax exemptions on foreign income primarily derived from operations in Germany, Singapore, Switzerland, Ireland, Dubai and Luxembourg. These foreign tax benefits are due to a combination of favorable tax laws, regulations, rulings, and exemptions in these jurisdictions. In particular, intercompany foreign royalty income in Germany is statutorily exempt from trade tax. Further, we have intercompany financing arrangements through Luxembourg, Dubai and Ireland in which the intercompany income is partially exempt. See Note 17 "Income Taxes" to the consolidated financial statements for a full reconciliation of the effective tax rate to The Netherlands statutory rate. In future periods, our effective tax rate may fluctuate from similar or other factors as discussed in “Changes in tax laws or their application could adversely affect our results of operations or financial flexibility” in the “Risks” section above. Foreign Currencies QIAGEN N.V.’s reporting currency is the U.S. dollar, and most of our subsidiaries’ functional currencies are the local currencies of the countries in which they are headquartered. All amounts in the financial statements of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of shareholders’ equity at historical rates. Translation gains or losses are recorded in shareholders’ equity, and transaction gains and losses are reflected in net income. The net loss on foreign currency transactions is included in other income (expense), net, and in 2019, 2018 and 2017 was $5.7 million, $12.3 million, and $3.3 million, respectively. Derivatives and Hedging In the ordinary course of business, we use derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and variable rate debt. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with global financial and operating activities. We do not utilize derivative or other financial instruments for trading or speculative purposes. We recognize all derivatives as either assets or liabilities on the balance sheet, measure those instruments at fair value and recognize the change in fair value in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. In determining fair value, we consider both the counterparty credit risk and our own creditworthiness, to the extent that the derivatives are not covered by collateral agreements with the respective counterparties. To determine our own credit risk, we estimated our own credit rating by benchmarking the price of our outstanding debt to publicly-available comparable data from rated companies. Using the estimated rating, we quantify our credit risk by reference to publicly-traded debt with a corresponding rating. Foreign Currency Derivatives As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies in our ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions including intercompany items. We manage our balance sheet exposure on a group-wide basis using foreign exchange forwards, options and cross-currency swaps. Interest Rate Derivatives We use interest rate derivative contracts on certain borrowing transactions to hedge interest rate exposures. We have entered into interest rate swaps in which we agree to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount. We also make use of economic hedges. Further details of our derivative and hedging activities can be found in Note 14 "Derivatives and Hedging" to the accompanying consolidated financial statements. Liquidity and Capital Resources To date, we have funded our business primarily through internally generated funds, debt, and private and public sales of equity. Our primary use of cash has been to support continuing operations and our investing activities including capital expenditure requirements and acquisitions. As of December 31, 2019 and 2018, we had cash and cash equivalents of $623.6 million and $1.16 billion, respectively. We also had restricted cash of $5.7 million and short-term investments of $129.6 million at December 31, 2019. Cash and cash equivalents are primarily held in U.S. dollars and euros, other than those cash balances maintained in the local currency of subsidiaries to meet local working capital needs. At December 31, 2019, cash, cash equivalents and restricted cash had decreased by $529.7 million from December 31, 2018, primarily as a result of cash used financing activities of $639.1 million and cash used in investing activities of $222.3 million, partially offset by cash provided by operating activities of $330.8 million. As of December 31, 2019 and 2018, we had working capital of $618.9 million and $1.18 billion, respectively. Operating Activities For the years ended December 31, 2019 and 2018, we generated net cash from operating activities of $330.8 million and $359.5 million, respectively. While the net loss was $41.5 million in 2019, non-cash components in income included $231.5 million of depreciation and amortization and $144.8 million non-cash impairments primarily recorded in connection with the restructuring discussed in Note 6 "Restructuring and Impairments", $40.8 million of amortization of debt discount and issuance costs and $65.9 million of share-based compensation expense. Operating cash flows include a net decrease in working capital of $28.6 million excluding changes in fair value of derivative instruments. The current period change in working capital is primarily due to increased inventories and accounts receivable and decreased accrued and other current liabilities. Because we rely heavily on cash generated from operating activities to fund our business, a decrease in demand for our products, longer collection cycles or significant technological advances of competitors would have a negative impact on our liquidity. Investing Activities Approximately $222.3 million of cash was used in investing activities during 2019, compared to $211.4 million during 2018. Investing activities during 2019 consisted principally of $294.0 million for purchases of short-term investments, $68.1 million in cash paid for acquisitions, net of cash acquired as discussed in Note 5 "Acquisitions and Divestitures", $118.0 million in cash paid for purchases of property and equipment, as well as $156.9 million paid for intangible assets and $5.2 million paid for strategic investments in privately and publicly held companies as discussed in Note 10 "Investments", partially offset by $396.1 million from the sale of short-term investments. Investing activities during 2018 consisted principally of $172.8 million of cash paid for acquisitions, net of cash acquired, $568.0 million for purchases of short-term investments, partially offset by $691.8 million from the sale of short-term investments. Financing Activities For the year ended December 31, 2019, cash used in financing activities was $639.1 million compared to cash provided by financing activities of $360.4 million in 2018. Financing activities during 2019 consisted primarily of $506.4 million repayments of long-term debt including $430.0 million for the amount due for the 2019 Cash Convertible Notes, $73.0 million for amounts due for the U.S. Private Placement and $3.4 million for a portion of the 2021 Cash Convertible Notes which was converted during the contingent conversion period as discussed further in Note 16 "Lines of Credit and Debt". In addition, repurchases of QIAGEN shares totaled $74.5 million during 2019. In 2018, cash provided from financing activities totaled $360.4 million primarily due to $494.9 million net cash proceeds from the 2018 cash convertible offering. We used $97.3 million of the proceeds from the from the cash convertible offering to pay the premium for a call option related to the cash convertible notes, and simultaneously received $72.4 million from the sale of Warrants, for a net cash outlay of $24.9 million for the call spread overlay. Cash provided in 2018 was further offset by the repurchase of QIAGEN shares totaling $104.7 million. Cash used in other financing activities during the year ended December 31, 2019 and 2018 consisted primarily of $10.5 million and $5.5 million paid for contingent consideration, respectively, together with $0.4 million cash received and $2.0 million cash paid in connection with derivative collateral arrangements, respectively. Other Factors Affecting Liquidity and Capital Resources In November 2018, we issued $500.0 million aggregate principal amount of Cash Convertible Senior Notes which is due in 2024 (2024 Notes). The net proceeds of the 2024 Notes were $470.0 million, after payment of the net cost of the Call Spread Overlay and transaction costs paid through December 31, 2019 as described more fully in Note 16 "Lines of Credit and Debt". Interest on the 2024 Notes is payable semiannually in arrears at a rate of 1.000% per annum. The 2024 Notes will mature on November 13, 2024 unless repurchased or converted in accordance with their terms prior to such date. In September 2017, we issued $400.0 million aggregate principal amount of Cash Convertible Senior Notes which are due in 2023 (2023 Notes), which are discussed fully in Note 16 "Lines of Credit and Debt". Interest on the 2023 Notes is payable semiannually in arrears at a rate of 0.500% per annum. The 2023 Notes will mature on September 13, 2023 unless repurchased or converted in accordance with their terms prior to such date. Additionally in 2017, we completed a German private placement of $329.9 million, net of issuance costs, consisting of several tranches denominated in either U.S. dollars or Euro at either floating or fixed rates and due at various dates through June 2027 as described in Note 16 "Lines of Credit and Debt". In October 2016, we extended the maturity of our €400 million syndicated revolving credit facility, which now has a contractual lifetime until December 2021 of which no amounts were utilized at December 31, 2019. The facility can be utilized in Euro, British pounds sterling, Swiss franc or U.S. dollar and bears interest of 0.40% to 1.20% above three months EURIBOR, or LIBOR in relation to any loan not in euro, and is offered with interest periods of one, two, three or six months. We have additional credit lines totaling €26.6 million with no expiration date, none of which were utilized as of December 31, 2019. In March 2014, we issued $730.0 million aggregate principal amount of Cash Convertible Senior Notes of which $433.4 million was paid in 2019 and $296.6 million is due in 2021 (2021 Notes). Interest on the 2021 Notes is payable semiannually in arrears on September 19 of each year, at rate of 0.875% per annum. The 2021 Notes will mature on March 19, 2021, unless repurchased or converted in accordance with their terms prior to such date. In October 2012, we completed a U.S. private placement through the issuance of new senior unsecured notes at a total amount of $400 million with a weighted average interest rate of 3.66% (settled on October 16, 2012). The notes were issued in three series: (1) $73 million 7-year term due and paid in 2019 (3.19%); (2) $300 million 10- year term due in 2022 (3.75%); and (3) $27 million 12-year term due in 2024 (3.90%). As of December 31, 2019, we carry $1.7 billion of long-term debt, of which $285.2 million is current. We did not hold any material finance leases as of December 31, 2019. In connection with certain acquisitions, we could be required to make additional contingent cash payments totaling up to $179.4 million based on the achievement of certain revenue and operating results milestones as further discussed in Note 20 "Commitments and Contingencies". In January 2018, we announced our fifth share repurchase program of up to $200 million of our common shares. During 2019, we repurchased 2.0 million QIAGEN shares for $74.5 million (including transaction costs) bringing the total shares repurchased under this program to 4.9 million for $179.1 million (including transaction costs). Repurchased shares will be held in treasury in order to satisfy various obligations, which include employee share- based remuneration plans. Repurchased shares will be held in treasury in order to satisfy various obligations, which include employee share-based remuneration plans. In January 2017, we completed a synthetic share repurchase that combined a direct capital repayment with a consolidation of shares. The transaction was announced in August 2016 and involved an approach used by various large, multinational Dutch companies to provide returns to shareholders in a faster and more efficient manner than traditional open-market purchases. $243.9 million was repaid to shareholders through the transaction and the outstanding number of common shares was reduced by 8.9 million, or 3.7%. As discussed further in Note 18 "Equity", the capital repayment program was completed in January 2017. We expect that cash from financing activities will continue to be impacted by issuances of our common shares in connection with our equity compensation plans and that the market performance of our stock will impact the timing and volume of the issuances. Additionally, we may make future acquisitions or investments requiring cash payments, the issuance of additional equity or debt financing. We believe that funds from operations, existing cash and cash equivalents, together with the proceeds from our public and private sales of equity, and availability of financing facilities, will be sufficient to fund our planned operations and expansion during the coming year. However, any global economic downturn may have a greater impact on our business than currently expected, and we may experience a decrease in the sales of our products, which could impact our ability to generate cash. If our future cash flows from operations and other capital resources are not adequate to fund our liquidity needs, we may be required to obtain additional debt or equity financing or to reduce or delay our capital expenditures, acquisitions or research and development projects. If we could not obtain financing on a timely basis or at satisfactory terms, or implement timely reductions in our expenditures, our business could be adversely affected. Off-Balance Sheet Arrangements Other than our former arrangements with QIAGEN Finance as discussed in Note 16 "Lines of Credit and Debt" to the consolidated financial statements, we did not use special purpose entities and do not have off-balance sheet financing arrangements as of and during the years ended December 31, 2019, 2018 and 2017.

Contractual Obligations As of December 31, 2019, our future contractual cash obligations are as follows: Payments Due by Period Contractual Obligations (in thousands) Total 2020 2021 2022 2023 2024 Thereafter Long-term debt(1) $1,790,350 $25,438 $347,230 $491,356 $356,738 $552,636 $16,952 Purchase obligations 194,596 126,121 35,915 26,337 3,223 3,000 — Operating leases 61,520 19,914 16,009 11,885 7,119 3,391 3,202 License and royalty payments(2) 37,455 11,434 9,012 6,507 4,382 1,823 4,297 Total contractual cash obligations $2,083,921 $182,907 $408,166 $536,085 $371,462 $560,850 $24,451 (1) Amounts include required principal, stated at the current carrying values, and interest payments. Future 2020 contractual cash obligations include only amounts due in cash. The 2021 Notes that became convertible pursuant to the indenture on January 1, 2020 as further discussed in Note 16 "Lines of Credit and Debt" and are classified as current as of December 31, 2019, are only convertible during the triggered conversion period and are thus not included as a cash payment until the 2021 date in the table above. (2) As of December 31, 2019, $10.0 million and $14.5 million are included in accrued and other current liabilities and other long-term liabilities, respectively, associated to future license payments. In addition to the above, and pursuant to the purchase agreements for certain acquisitions and other contractual arrangements, we could be required to make additional contingent cash payments totaling up to $179.4 million based on the achievement of certain revenue and operating results milestones as follows: (in thousands) Contingent Cash Payments 2020 $ 152,750 2021 11,800 2022 5,900 2024 5,900 Anytime 12-month period from now until 2028 300 $ 179,350 Of the $179.4 million total contingent obligation, we have assessed the fair value at December 31, 2019 to be $162.2 million, of which $142.6 million is included in accrued and other current liabilities and $19.6 million is included in other long-term liabilities in the accompanying consolidated balance sheet. Liabilities associated with uncertain tax positions, including interest and penalties, are currently estimated at $60.6 million as of December 31, 2019 and are not included in the table above, as we cannot reasonably estimate when, if ever, an amount would be paid to a government agency. Ultimate settlement of these liabilities is dependent on factors outside of our control, such as examinations by each agency and expiration of statutes of limitation for assessment of additional taxes. Dividend QIAGEN has not paid a cash dividend since its inception and does not intend to pay any dividends in the foreseeable future. We intend to retain any earnings for the development of the business. Credit Rating

QIAGEN is currently not rated by any credit rating agency.

Management Report Human Resources Overview The skills, knowledge, dedication and passion of our employees are critical for the success of QIAGEN. We want to recruit, support and retain the best employees, offering performance-based remuneration, development opportunities and measures to balance work and family life. We are committed to diversity in our teams, fueling innovation and engagement with our customers and business partners. In a fast-changing, competitive business environment, QIAGEN has a significant commitment to being an employer of choice and further enhancing our position as a great place to work. At the end of 2019, QIAGEN had 5,096 full-time equivalent employees, an increase of 3% from 4,952 at the end of 2018. Total personnel expenses including share-based compensation in 2019 were $484.7 million compared to $483.6 million in 2018. Code of Ethics QIAGEN has in place a Code of Conduct which qualifies as a code of ethics, as required by SEC and the New York Stock Exchange (NYSE) Listed Company Manual. The Code of Conduct applies to all of QIAGEN’s employees, including our principal executive officer, principal financial officer, principal accounting officer or controller and other persons performing similar functions. The full text of the Code of Conduct is available on our website at www.QIAGEN.com. Training and Retention At QIAGEN, we recognize that employees are our most important resource. Their exceptional talent, skill, and passion are key to our long-term success and corporate value. Employee development is therefore viewed as an integral success factor in creating lasting value for our customers, patients, colleagues, partners, and shareholders. QIAGEN maintains a transparent framework, the QIAGEN Profile Navigator (QPN), to make career paths, job requirements and performance expectations clear based on objective criteria for all positions across our growing global organization. Our global Performance Enhancement System (PES) provides all employees and their managers with regular, one-on-one review sessions to discuss career development topics. PES sessions include discussion of an employee’s goals and achievements, training needs and interests, career planning drawing upon the QPN role profile system, organizational development, and results of regular “180° surveys.” Professional training and development are an ongoing process for all employees, tailored to different career paths. An employee’s pursuit of training cycles from PES session to training participation, review, follow-up, and back to PES review. QIAGEN’s compensation structure (see below) ties in with the QPN role profiles and PES performance evaluations. Management & Leadership Campus (MC & LC) This program, composed of two components, is designed to ensure the ongoing development of QIAGEN’s future management generations. Management Campus prepares high-performing employees to take an initial leadership position. The program provides management basics and an overview of relevant business management topics. Leadership Campus accelerates the careers of our professionals by providing further insights into advanced leadership and management topics while focusing on individual development and business-related innovative actions. It is a senior executive program that is designed to increase the leadership skills and management knowledge of outstanding QIAGEN senior managers by a more individual development approach. The program mainly focuses on change management and leadership coaching sessions, as well as on business-related innovative actions. Tuition Reimbursement / External Professional Programs To support our future growth, QIAGEN managers are encouraged to support external training programs and courses that their employees need to attend in order to prepare for new tasks or an expanded role. Employees can apply for tuition reimbursement before they join an external program if the QIAGEN Academy does not offer a suitable internal course option. Courses range from Business Administration for scientists to tailored training options for specialists. QIAGEN Academy To support all QIAGEN employees in individual development, QIAGEN has an online learning management system (LMS), the QIAGEN Academy. It manages the entire training process from enrollment to certificate conveniently in one platform. The QIAGEN Academy is available to every employee 24/7 via the internet. Continual and flexible access to all training materials at any time allows employees to blend different learning methods such as virtual classrooms, web-based training, videos or classroom training into holistic and sustainable learning concepts. We offer a huge training catalog with a wide range of development options aligned to QIAGEN’s competency model. The training catalog is frequently reviewed with the commercial training team to align with trainings offered in the areas of sales and products. For more information about our training system, please also refer to the section “Employee matters” in our non- financial statement included in this report. Compensation System Since the creation of QIAGEN, management has formed a culture that seeks to attract and retain the best talent worldwide and reward associates for performance. This compensation system fosters a focus on achieving corporate strategic initiatives as well as personal accountability. It is critical for QIAGEN to offer attractive compensation packages on a global basis. According to the QIAGEN philosophy, an employee who achieves his or her performance objectives should generally be awarded compensation comparable to the median levels of compensation provided by relevant benchmark companies. QIAGEN participates in various compensation benchmarking surveys that provide information on the level and mix of compensation awarded by various companies and industries for a broad range of positions around the world. In the case of QIAGEN, these include many peer life science and diagnostics companies based in the U.S. QIAGEN has a “pay for performance” culture, with the compensation of employees linked to the achievement of corporate financial and individual performance goals. Business goals are established by senior management. These goals are set at ambitious levels each year to motivate and drive performance, with a focus on both short-term and long-term quantifiable objectives. Performance metrics used for these goals include the achievement of targets for net sales, adjusted operating income and free cash flow. In 2019, the payments for short-term variable compensation were based on 90% achievement of the business goals. Compensation for a significant majority of employees worldwide includes fixed base compensation and benefits, which vary according to local market customs, as well as a short-term variable cash bonus. The level of fixed compensation is paid in cash, usually on a monthly basis, and is designed to provide the employee with a reasonable standard of living relative to the compensation offered by peer companies. The amount of short-term variable cash bonus is designed to reward performance, with the payout amount based on the achievement of overall corporate financial results as well as individual performance against a written set of objectives. For the Interim Chief Executive Officer, the target annual short-term variable cash bonus is set at 100% of the annual base salary and the maximum is equivalent to 175% of the annual base salary. The Chief Financial Officer has a target annual short-term variable cash bonus set at 48% with the maximum being equivalent to 74% of the annual fixed salary. Furthermore, to align our compensation programs with the interests of shareholders, senior executives receive a portion of their total compensation in the form of long-term compensation, which is granted as equity as a reward for performance. These grants are determined on an individual basis and approved by the Compensation Committee. These equity grants are made in the form of Performance Stock Units (PSUs) with a staggered vesting period typically over three (40%) and five years (60%) . For enhanced Work-Life Balance, QIAGEN offers services to help employees balance their personal life with our dynamic and driven work environment, including in-house corporate childcare and sabbatical programs, as well as company-sponsored fitness and health facilities, and programs. Flexible working hours apply to all employees except for functions that require critical on-time presence. Workplace Health In today’s business climate, the health of employees is often directly related to the health of the company. Increased job satisfaction, improved morale, reduced injuries, and increased productivity are just some of the benefits which a healthy work environment can have. At its headquarters, QIAGEN regularly offers “health days” where all employees are invited to receive free counsel and to participate in screening and nutrition programs, medical check- ups, etc. At its major locations, QIAGEN provides in-house gyms open to all employees. All female employees have free access to screening for HPV, the primary cause of cervical cancer. Employees worldwide 2017 2018 2019 Americas 1245 1230 1132 EMEA 2567 2670 2820 APAC & RoW 876 1052 1144 Total 4688 4952 5096 2017 2018 2019 Production 23% Production 22% Production 23% R&D 20% R&D 21% R&D 19% Sales 40% Sales 40% Sales 40% Marketing 6% Marketing 6% Marketing 6% Admin 11% Admin 11% Admin 12%

MANAGEMENT REPORT Human Resources (PSOR\HHVZRUOGZLGH 6000 5000 1,132 1,230 4000 1,245 3000 2,820 2,670 2,567 2000 1000 876 1,052 1,144 0 2017 2018 2019 Americas EMEA APAC & RoW    2%11% 2%11% 12%2% 23% 22% 23% 6% 6% 6% 20% 21% 19% 40% 40% 40% Production Production Production R&D R&D R&D Sales Sales Sales Marketing Marketing Marketing Admin Admin Admin 91

Management Report Non-Financial Statement Our Approach to Sustainability For QIAGEN, sustainability means long-term economic success combined with respect for the natural environment and healthy, high-performance workplaces, with the aim to make improvements in life possible as a good corporate citizen. Our commitment to sustainability goes beyond formal regulations. As a market and innovation leader in life sciences and molecular diagnostics, we believe there is room for innovation in driving sustainable development in our industry, and we are resolved to continue moving forward. In order to continuously address, monitor, and manage sustainability topics, QIAGEN has implemented a global function within our operations structure in 2019. This function will head QIAGEN’s global environmental, health and security topics. This position has responsibility and oversight for sustainability at QIAGEN and reports to the Head of Global Operations, which is part of QIAGEN’s Executive Board. We pledge to continually evaluate the potential environmental impact of our business, saving energy and reducing negative environmental impacts of our operations. We look after the welfare of our employees, taking care of their developmental needs and supporting them in every way to become and remain committed and responsible. We extend our commitment to sustainability into the supply chain, committing our business partners to sign up to our environmental, social and human-rights related standards. We recognize that ongoing success for QIAGEN also depends on the sustainability of society’s resources. This is why we engage in dialogue with our various stakeholders – employees, customers, patients, suppliers, shareholders, non-governmental organizations (NGOs) and communities – to gain a better understanding of our operating environment, including market developments and cultural dynamics through approaches ranging from standard questionnaires to one-on-one conversations. Our employee-led volunteer sustainability committees drive progress by identifying areas for environmental improvement at all levels of the company, initiating projects, and providing input on environmental topics. Please find information about our business model, organizational structure, products, customers, business strategy, as well as main trends and issues pertaining to the reporting year, in our Management Report. Material non-financial information For guidance on materiality and non-financial disclosure, we base our non-financial reporting on the Sustainability Reporting Standards (SRS) of the Global Reporting Initiative (GRI) Standards 2016 as well as on relevant sustainability accounting standards as issued by the Sustainability Accounting Standards Board (SASB). In the reporting period, we reviewed the materiality analysis first conducted in 2017. As a first step, a long list of potentially relevant topics was drawn up, based on relevant sustainability frameworks, rating requirements and a competitive analysis. The five non-financial aspects prescribed in the European Commission’s CSR Directive 2014/95/EU (environmental, social and employee matters, respect for human rights, anti-corruption and bribery) were also taken into account. In a second step, the topics were consolidated into a list of 17 topics and evaluated in an online survey of QIAGEN representatives with regard to their business relevance and their impact on the non- financial aspects. In a joint workshop with representatives from our different departments, the results of the survey were discussed and the various perspectives assessed. The final materiality matrix was validated by our senior management and resulted in the following material topics: › Environmental matters: energy and emissions, water consumption, resource efficiency, sustainable procurement › Employee matters: employee satisfaction, occupational safety and health protection, employee development, responsible employer, equal opportunities › Social matters: access to healthcare, quality and product safety, customer satisfaction, data and cyber security › Respect for human rights: conflict minerals › Anti-corruption and bribery matters: antitrust, anti-corruption Environment At QIAGEN, we aim to save energy and reduce the environmental impact of our operations by driving long-term economic success with healthy, high performance workplaces and make improvements in life possible as a good corporate citizen. Reducing our environmental impact is a key corporate goal for 2020 and beyond that all employees are actively engaged in working towards. As an international pioneer in our industry when it comes to eliminating harmful substances and waste products in laboratories, we have seen the value of environmentally responsible solutions as a source of competitive advantage, as well as an act of corporate citizenship. To support this commitment a new Global Environment, Health and Safety (EHS) function was initiated in 2019 to drive the implementation of international environmental management systems in our production and research and development facilitates, to set goals and objectives to set limits to reduce the consumption of energy and water and to reduce the amount of plastic used in our packaging, during transportation. With these efforts, we aim to operate in the most cost-efficient and environmentally friendly way possible. QIAGEN recognizes risks resulting from climate change such as extreme weather events, changes in regulation or customer behavior. Operations could for example be negatively impacted by volatility in the cost of raw materials, components, freight and energy. New laws or regulations adopted in response to climate change could increase energy costs, the costs of certain raw materials, components, packaging and transportation. To proactively minimize our contribution to climate change, QIAGEN has committed to reducing emissions in line with a 1.5 degree Celsius climate target. Our 2019 carbon footprint, which was calculated with market-based emissions factors, will serve as the base year. By the year 2022, QIAGEN will reduce scope 1 and 2 emissions by 12.6% and business travel emissions by 3.7% below the base year. QIAGEN will achieve these reductions by establishing an energy efficiency task force that will identify areas for energy efficiency across the company and through purchasing green energy attributed certificates and high-quality carbon credits. Environmental Performance To increase transparency regarding our own global energy consumption and greenhouse gas emissions, QIAGEN has extended the coverage of the energy consumption data by the integration of a centralized data collection process management for all production sites, research centers and major offices. The expansion in the collection of our energy data enabled us to calculate our corporate carbon footprint (CCF) for scope 1, 2 and 3 emissions more accurately in the reporting year and report it following a location-based and market-based approach for our scope 2 emissions. Scope 1 covers direct greenhouse gas emissions (GHG emissions) from combustion of fossil fuels on our own premises; scope 2 are indirect emissions originating from external generation of electricity for our operations. A location-based calculation method for scope 2 emissions reflects the average emissions intensity of grids on which energy consumption occurs; a market-based method reflects emissions calculated with the particular energy source mix used by each QIAGEN site.

As of 2018, all relevant scope 1 and 2 emissions are included following a location-based approach. The additional calculation using a market-based approach for scope 2 emissions was introduced for 2019 as part of our climate strategy. Accordingly, we will report our KPIs for GHG emissions using the market-based approach from next reporting year on. In addition, we have started to collect data for calculating GHG emissions in scope 3. These emissions occur along our value chain, for example through transport services, suppliers or the use of our products. As a first Scope 3 category, we have integrated emissions resulting from business travel into our CCF for 2019. In addition to our energy and climate management activities, we collect data regarding fresh water consumption and waste for all our production sites. The table below lists figures from 2019 and 2018, and expresses our consolidated environmental data in relation to our production volume sold to establish a basis for a long-term monitoring system. 20191 KPI 2019 2018 KPI 2018 Energy 86,158 0.0188 MWh/unit 86,5492 0.0248 MWh/unit (in MWh) GHG emissions Scope 1 + 29,347 6,429 g/unit 28,8982 8,294 g/unit 2 (in tCO2 ; location-based) Freshwater use (in m3 ) 474,335 104 l/unit 119,621 34 l/unit Total waste (in t) 1,155 253 g/unit 633 182 g/unit Hazardous waste (in t) 330 72.3 g/unit 250 71.7 g/unit (1) Extension of the scope in 2019: All sites reported energy and emissions data. 25 sites reported water consumption data. (2) Figures for 2018 were adjusted due to improved data availability. Our global data collection coverage of energy and emissions was increased from 30% in 2017 to 100 % in 2019. In 2019, we achieved a decrease of 0.3 GWh in our total energy consumption to 86.2 GWh compared to 86.5 GWh in 2018 as detailed in the table below. Energy consumption by source (in kWh) 2019 2018 Natural gas 34,679,620 38,627,496 Petrol 8,677,185 7,910,565 Diesel 5,255,293 8,160,611 Liquefied Petroleum Gas (LPG) 50,179 72,702 Electricity procurement from conventional tariffs 36,130,248 30,346,347 Electricity procurement from green tariffs 1,142,240 1,238,345 Consumption from district heating, district cooling and steam 223,000 193,000 Total energy consumption 86,157,765 86,549,066 Footprint 2019 Emission category (in tCO2 ) Location-based Market-based Scope 1: Direct emissions 10,808 10,808 Scope 2: Indirect emissions 18,540 10,870 Scope 3: Business travel 19,431 19,431 With the help of these key performance indicators (KPIs), we are able to create reduction targets for energy and CO2 -emissions. We are furthermore working towards creating targets for fresh water and waste.

Product life cycle assessment QIAGEN conducted a life cycle assessment (LCA) for one of its best-selling – and therefore representative – products, the QIAamp DNA Mini Kit. The studied product is part of the portfolio category “consumables & bioinformatics”, which about 90% of QIAGEN’s sales (by turnover) are filed under. At about 2.5 kg, the kit is marginally heavier than an “average” QIAGEN kit. The scope of the study has been the full life cycle of the product, including extraction and processing of raw materials, transport to the customer, energy and material input required when using the product, as well as transport to the disposal facility and incineration of remaining materials. These system boundary settings are called “cradle to grave”. The assessment was carried out in accordance to ISO 14040/14044 but has not been certified by an independent third party. The results of the LCA show that the largest relative impacts result from the production of plastic, transport and electricity during production and use. Furthermore, cardboard and paper production play a role, as well as the incineration of plastics and the evaporation of alcohol during use. A very relevant issue is ecotoxicity impacts to marine aquatic systems due to the production of polypropylene as well as electricity generation. The depletion of fossil resources is rated second in relevance since plastics have multifold impacts being made from fossil resources and depleting a large amount of fossil resources for meeting the energy demand during their production. Transport and electricity generation both use large amounts of fossil resources for fuel as well. Global Warming Potential is rated third in relevance and similarly is closely linked to energy demand due to transport, plastics and electricity production. Plastics also have multi-fold impacts here, since their embodied carbon is released to the atmosphere during incineration. Different assumptions regarding disposal could significantly change the overall impacts of the product system, ranging from recycling (likely to have beneficial impact) to landfilling (likely to have adverse impact). Although open dumps and landfills are the most prevalent form of solid waste disposal globally, incineration at the end of life is deemed an accepted and reasonably conservative approach for this product. Overview of impact results

Impact Category Result Unit Processes Share Toxic effects on marine water 941 kg DCB eq. Polypropylene 44% systems (MAETP) Electricity 43% Transport 9% Polyethylene 1% Rest 2% Depletion of fossil resources (ADP 289,0 MJ Polypropylene 44% fossil) Transport 31% Electricity 13% Polyethylene 4% Rest 8% Global warming potential, 21,7 kg CO2 eq. Transport 30% excluding biogenic carbon (GWPe) Polypropylene 27% PP incineration 19% Electricity 16% Rest 8% Photochemical creation of ozone 0,00638 kg Ethene eq. Polypropylene 37% ("summer smog") (POCP) Alc. evaporation 30% Transport 23% Electricity 9% Rest 2% Acidification of soil and water 0,0549 kg SO2 eq. Polypropylene 43% bodies (AP) Transport 35% Electricity 16% Polyethylene 2% Rest 4% Toxic effect on humans (HTP inf) 0,643 kg DCB eq. Electricity 34% Transport 23% Polyethylene 20% Polypropylene 7% Rest 15% Depletion of abiotic resources, e.g. 1,69E-06 kg Sb eq. Electricity 57% minerals (ADP elements) Rest 43% Eutrophication (over-enrichment of 0,00744 kg Phosphate eq. Transport 54% nutrients in water bodies) (EP) Rest 46% Toxicity to freshwater ecosystems 0,0731 kg DCB eq. Transport 41% (FAETP) Rest 59% Depletion of ozone (i.e. the ozone 8,37E-11 kg R11 eq. Paper 94% layer) (ODP) Rest 6% Toxic effects on terrestric systems, 0,00563 kg DCB eq. Electricity 52% i.e. soil (TETP) Rest 48% * Relevance is calculated as the share of weights and normalized impact of the respective category.

The detailed report on the LCA results can be found on QIAGEN's website in the Sustainability section. Plastic Footprint Reduction The environmental impact of plastic materials is increasingly becoming a major concern for customers. QIAGEN currently uses plastics in many of its products and production support materials, as well as for transport and packaging purposes. This year, QIAGEN has set the goal of reducing Plastic Transportation Packaging Material by 3% vs 2019 for 2020. The reduction of plastic materials presents us and our industry with a number of challenges: Due to the use of our products in laboratory or medical applications, these products are subject to strict functional and legal requirements so in many cases other materials cannot simply be substituted for plastics. In the case of packaging materials, we must ensure that appropriate safety and hygiene standards are met. In 2018, we set up a global cross-departmental Plastic Footprint Reduction focus team for “Plastic Footprint Reduction” to analyze the use of plastics and specifically identify reduction potential for QIAGEN. Our approach is to completely avoid unnecessary materials, develop more environmentally-friendly alternative materials, and where possible, optimize recyclability. Completed initiatives include reducing the thickness of blister film in packaging from 10 ml to 8 ml (reduction of 2.8 tonnes/year), reducing the number of gel packs used in cold shipment of our products (reduction of 33.4 tonnes/year), reducing the size of polystyrene foam boxes by optimizing how the contents are structured, and developing a digital recycling card that explains to customers how to properly dispose of packaging components. To identify starting points within our supply chain, we have initiated a query with suppliers about their use of plastic materials. We are still in the process of exploring a “box cycle” where supplies are packaged directly by our suppliers and the packaging material is returned to them, with results expected in 2020. In addition, we are in discussions with suppliers in order to achieve a better recyclability of their products. Scrap plastics produced as part of the component production process are already recycled at major supplier sites. Employees QIAGEN’s long-term success and growth are shaped decisively by the knowledge, skill and passion of our employees. Focusing on human capital therefore drives our economic performance and considerably influences the sustainability of our operations. We are convinced that the professional and personal development of our employees is an integral factor in creating value for our customers, patients, colleagues, partners and shareholders. Being the industry’s employer of choice by attracting and developing top talent is one of our global goals. To achieve that, QIAGEN creates a work environment that empowers and involves employees at all levels. As a company headquartered in the European Union, freedom of association and collective bargaining are cornerstones of the good relationship between management and representatives of employees. We don’t have significant operations (more than 100 employees) in countries with severe legal limitations to freedom of association and collective bargaining. In all regions where we operate, we respect local laws and regulations concerning labor relations. Among all QIAGEN guidelines, the following policies aim to incorporate QIAGEN’s culture and values into all of our internal and external relationships. These are available internally for all employees. Our Ethical Standards Policy: QIAGEN’s cultural norms and values are defined in the “3I’s: Identity, Inspire, Impact.” Our values form the basis of our business success and every employee is expected to treat everyone in an open, honest, and respectful manner. All our employees in the various regions of the world are covered by the relevant local laws or by our voluntary corporate guidelines to the greatest possible extent, which guarantee freedom of association and/or collective bargaining mechanisms. Depending on local law and custom, there are different types of employment ranging from long-term fixed contracts to temporary positions, also including flexible time and programs for parents returning from childcare. In 2019, we employed 3.03% part-time employees (2018: 5.57%) and 1.24 % temporary employees with QIAGEN contract / fixed-term work contract (2018: 1.26%). Employee training As a fast-growing technology and knowledge-based company, we consider high-quality training and career development to be an integral part of our success. The QIAGEN Academy provides the possibility to either use our global e-learning portfolio or to participate in personal trainings usually offered in a blended format. The focus is on job-specific skills, competencies and leadership development. In 2019, we ran a mix of internal instructor-led, virtual instructor-led and e-learning courses attended by 3,951 of 4,193 employees. 12% of these courses were attended by management level employees. In addition, 46 employees participated in our advanced leadership development programs. As part of our talent and succession management, we have established transparent career paths with the QIAGEN Profile Navigator (QPN). It defines jobs, core competencies and approaches to advancement across the global organization. In addition, QIAGEN’s global Performance Enhancement System (PES) creates a clear framework of regular, one-on- one review sessions for each employee and their manager to discuss career development. These include discussions of goals and achievement levels, assessment of relevant competencies, as well as training needs and career planning steps. The supervisor feedback process provides the opportunity for employees to provide anonymized feedback to their supervisors. For 2019, as in previous years, employees provided overall very positive feedback. Diversity Our Diversity & Inclusion Philosophy: At QIAGEN, we are committed to creating an environment rich in diversity. Diverse teams strengthen our organization through the variety of ideas of opinions. In addition, teams outperform and succeed when they are composed of individuals with the widest possible range of personalities, backgrounds and traits. Therefore, one of our goals is to maintain an environment where all individuals have the opportunity to grow and contribute to our progress. We are committed to providing an environment where all individuals have the equal opportunity to grow and contribute to our progress; regardless of their age, educational background, sex (including gender identity and sexual orientation), nationality, veteran status, physical abilities, neurotype, race, ethnic background, or religion. Strategic consideration of diversity not only makes QIAGEN a better place to work. We also consider it to be a key success factor on the path to achieving our mission and goals. As in 2018, the gender split across the whole company remained at 51% men and 49% women. The participation of women in leadership roles was at 29% (2018: 28%). We aim to achieve 30% women in leadership roles in 2020. Specific information about the diversity policy for the composition of the Managing Board and the Supervisory Board can be found in the Corporate Governance Report. In 2019, we launched the QIAGEN Executive Council of Equal Opportunity, made up of senior representatives from different sectors across the company. The committee works closely with the Diversity Ambassador program, that was set up in 2018 and includes more than 20 employees from across the world to champion diversity in the sites and countries they are based in. Training has been developed to help address unconscious bias, including an online assessment, and is aimed at all managers of people. QIAGEN remains committed to diversity, and we continue to develop and implement additional programs to promote awareness and are working to implement additional procedures to enable improvements in measurement and monitoring of diversity in future periods. In 2019, this included an update to our parental leave in the United States, which was a direct result of the diversity forums led by our ambassadors in conjunction with the executive committee members.

Employee satisfaction and retention Recognizing that QIAGEN’s employees are the key to our success, we seek to be a great place to work. QIAGEN offers opportunities to work on exciting tasks and projects in an engaging work environment. Employees join QIAGEN and stay with QIAGEN because they can see how their work makes a difference to people`s life everywhere in the world. Internal and external ratings have improved significantly and show QIAGEN’s reputation and preferred position in the global working environment. A prudent work-life balance is an important measure to create and maintain employee satisfaction. We provide services to help employees balance their personal lives with the company’s dynamic work environment, including in- house childcare, sabbatical programs, and flexible working hours. QIAGEN has implemented frameworks for performance-based compensation, equity-based compensation, and incentive programs for new ideas and innovation. These programs aim to ensure fair and attractive compensation and to encourage each employee to work for the company’s long-term benefit. An essential component of QIAGEN’s efforts to maintain a high level of satisfaction at work is our corporate health and safety management. We offer a wide range of measures and tools, from annual “health days” with free counseling, screening and medical check-ups to sports opportunities in the form of in-house gyms, on-site soccer fields and beach volleyball courts. QIAGEN’s commitment to being an employer of choice is also reflected in the high number of applications for open positions, which exceeded 27,000 applications in 2019 (2018: > 40,000). At the same time, the average voluntary annual turnover rate has decreased year over year. Occupational safety and health protection QIAGEN recognizes its responsibilities with respect to health and occupational safety in all our operations and meets all applicable regulatory requirements. In the third quarter of 2019, a leading position for EHS (environment, health, safety) was appointed to provide direction and implementation of a global health and safety management system compliant with ISO45001, which will be implemented within the manufacturing facilities, research and development as well as business service centers over the next three years. All QIAGEN facilities operate health and safety procedures at local level, which include accident reporting, risk assessments and hazard analyses, and occupational safety and health audits, which lead to the implementation of improvement measures. All employees of the company are required to adhere to local health and safety procedures and practices. Safety, orderliness and cleanliness are demanded by management as a key success factor. QIAGEN committed to an all company goal to reduce the number of lost days due to injuries by 10% vs 2019 over 2020, to drive and encourage initiatives to improve the safety culture in QIAGEN. The table below table shows the total number of recordable incidents, (recordable accidents include lost workdays, restricted work, and medical treatment beyond first aid) and lost workdays for 2019, 2018 and 2017. The data is obtained from key QIAGEN manufacturing sites in Germany, US, China, Sweden and Tokyo. It also includes the research and development site in Manchester UK and the large business service center located in Poland. Thus data is equates to 60% of the total average number of employees. There were no reported fatalities for 2019 at any of the QIAGEN sites. Total Recordable Incidents Days Lost due to Injuries 2019 2018 2017 2019 2018 2017 Europe / Middle East / Africa 17 28 21 121 261 52 Americas 3 26 23 5 16 18 Asia-Pacific / Japan 0 0 0 0 0 0

Human Rights QIAGEN believes that the respect for human rights is an essential component of promoting sustainability in our global business. As a publicly listed company with international operations, we regard ourselves as a responsible corporate citizen in all the countries and regions where we do business. This role includes rights and obligations governed by international and national law, with human rights as one of the foundations of international law. In this sense, we acknowledge and endorse the UN Universal Declaration of Human Rights, the European Convention on Human Rights, and the business-related Organisation for Economic Cooperation and Development (OECD) Guidelines for Multinational Enterprises, the ILO Declaration on Fundamental Principles and Rights at Work, and the UN Guiding Principles on Business and Human Rights and its application in National Actions Plans of our relevant jurisdictions. In 2019, QIAGEN adopted a new Human Rights Policy, which is designed to provide guidance on all human rights issues in our sphere of influence such as in our relationship with customers, on the employee level, and in our supply chain. For more information on our due diligence processes with regard to human rights in our supply chain, please refer to the "Sustainable supply chain management" section. Sustainable Supply Chain Management QIAGEN strives to ensure that its quality standards, compliance with laws and regulations as well as environmental and social standards are maintained along the entire value chain of suppliers and partners. We demand the same from our business partners. Our procurement policy includes specific requirements for corporate governance, environmental and social standards, which we expect from our suppliers as minimum standards. Among other issues, it includes the obligations to reduce the use of substances of concern, to ensure collective bargaining and freedom of association among employees, fair wages, and regulations concerning maximum working time. The policy is publicly available on the QIAGEN Website. In alignment with QIAGEN’s Compliance Program (especially QIAGEN’s Corporate Code of Conduct and Ethics), every QIAGEN employee must conduct themselves honestly, fairly, and objectively in all business relationships with suppliers and all others with whom QIAGEN maintains business relationships. Regular online training in the QIA- Academy ensures that employees in the procurement organization understand our guidelines and comply with them. Structure of our supply chain QIAGEN operates in over 35 locations worldwide. Our sites are supported by a global supplier network that includes approximately 9,000 suppliers in over 60 countries, supplying resources such as chemicals and bioreagents, plastics, packaging materials, as well as other materials and services essential to our business. In 2019, 83% of our overall purchasing volume came from OECD countries. Region of origin of suppliers Region of origin % Europe 53% North America 24% Asia 19% Australia 3% South America 1% Africa 0% Total 100% Due diligence process

In order to minimize compliance, environmental and social risks in our supply chain, we apply a multi-stage vendor selection process. Suppliers are subjected to a risk analysis with regard to environmental and social criteria based on their geographic location. These criteria were supported by information from the MVO Nederlands platform financed by the Dutch Foreign Ministry as well as the Bertelsmann Stiftung’s Sustainable Development Goals Index. As a result, 70 suppliers were identified for whom potential risks exist due to geographic location and sales to QIAGEN. In 2019 all identified suppliers have signed QIAGEN’s procurement policy. All new suppliers will need to sign the policy as part of the contracting process. The policy contains requirements with regard to legal compliance, bribery and corruption, labor rights, non-discrimination and fair treatment, health and safety as well as environmental protection and conservation. QIAGEN provides a whistleblower hotline which can be used by all employees. The contact details can be found on QIAGEN’s website within the section Corporate Code of Conduct and Ethics.In addition, first-tier suppliers must confirm REACH, RoHS and SEC compliance as appropriate. As part of our supplier selection process, we additionally assess the suppliers’ policy with a perspective on QIAGEN's requirements. Supplier audits are conducted if non-compliance is suspected. Audits are conducted on-site, at least every three years for all “A”-categorized direct suppliers. Audits are documented and results are being shared with audited suppliers. To our knowledge, there were no violations regarding corporate governance, environmental and social standards in the reporting period. Conflict minerals The sourcing of certain minerals (known as “conflict minerals”) has been linked with human rights abuses in the Democratic Republic of Congo ("DRC") and other conflict zones. QIAGEN has performed an extensive inquiry into the company’s supply chain to confirm that the products supplied to us are either DRC conflict-free or that the suppliers are not aware of any non-compliance in their supply base. QIAGEN has no indication that any conflict minerals from the Democratic Republic of Congo or adjoining countries are used in the company’s laboratory instruments. Our products consist of sample and assay kits, known as consumables, and automated instrumentation systems. We do not believe that any conflict minerals are necessary to the production or functionality of any of our consumable products. We conduct due diligence measures annually to determine the presence of conflict minerals in our instrumentation products and the source of any such conflict Minerals. Because we do not purchase conflict minerals directly from smelters or refineries, we rely on our suppliers to specify to us their Conflict Minerals sources and declare their conflict minerals status. We disclosed our conflict minerals findings to the U.S. Securities and Exchange Commission ("SEC") for the calendar year ending December 31, 2019, on Form SD on March 27, 2020, and will provide updated disclosure to the SEC annually. Data and Cyber Security As the external threat landscape continues to evolve, managing cyber security risk is a priority for QIAGEN. The company continues to make investments in its capabilities to enhance cyber resilience of our organization, products, services and preserve the trust of our customers, partners and employees. In 2019, QIAGEN further improved cyber security governance by establishing a dedicated cyber security function with global responsibilities and leadership. Building on our Information Security Framework, QIAGEN's cyber security program continues to ensure that security governance efforts and initiatives reflect evolving business requirements, regulatory guidance, and emerging threats. Our membership in private and public cyber security organizations (such as Health Information Sharing and Analysis Center, BSI Alliance for Cyber Security) facilitates close collaboration with peer organizations and government authorities to share industry-relevant best practices and threat information. Business Ethics For QIAGEN, conducting business in a responsible way includes looking beyond our day-to-day business operations into the ethical foundations of our company. This means, in particular, the respect for human rights and legally compliant business behavior.

Payments received from government QIAGEN occasionally received grants for specified development activities from governments to support research and development activities. These grants are further discussed in section 3.7 Government Grants of Note 3 "Summary of Significant Accounting Policies, Estimates and Judgments" of the 2019 IFRS Annual Report. Payments to governments We pay income tax related to the value added by QIAGEN's operational activities to the governments in the global regions of operations as follows:  Year ended December 31, ($ in thousands) 2019 2018 2017 Europe / Middle East / Africa $ 18,186 $ 14,120 $ 19,595 Americas 10,346 4,025 11,767 Asia-Pacific / Japan 12,942 11,172 9,137 Total income taxes paid, net $ 41,474 $ 29,317 $ 40,499 Income taxes paid exclude government incentives due to favorable tax regulations in the U.S., Spain and the U.K. relating to research and development expense. Financial assistance from governments We conduct business globally and, as a result, file numerous consolidated and separate income tax returns in the Netherlands, Germany, and the U.S. federal jurisdiction, as well as in various other states and foreign jurisdictions. Governments and public institutions do not hold any major shares in QIAGEN. For additional information on the Group’s income taxes please refer to Note 17 Income Tax. Compliance As a publicly listed company with international operations, QIAGEN is subject to regulation in various jurisdictions. Unethical behavior and non-compliance with laws and regulations have the potential to seriously harm our business, our reputation and our shareholders and to expose our employees to personal liability. QIAGEN has established a comprehensive Compliance Program, which translates legal and regulatory requirements as well as our fundamental values into clear, precise and understandable guidelines in our Corporate Code of Conduct and Ethics and supplementing specific policies for our employees. The policies include, but are not limited to, aspects as conflicts of interest, insider trading, revenue recognition, interactions with healthcare professionals, confidentiality and social media. QIAGEN does not make any payments to political parties or political action committees. Special attention is paid to antitrust and anti-corruption laws (see http://financialreport.qiagen.com/management- report/opportunities-and-risks). Our specific antitrust and anti-corruption policies set forth our commitment to ensure that QIAGEN and its subsidiaries abide by the antitrust and anti-corruption laws of the countries in which we operate. We extend our Compliance Program not only to our management and employees, but also to third-party intermediaries as distributors or agents. Third-party due diligence lies in the remit of the Sales Compliance Manager. This contains the following five elements: 1. Anti-corruption questionnaire and certification for new distributors, resellers and agents;

2. Annual risk assessment based on a calculated risk score, which factors location of business (Transparency International Index Score, TIIS) and annual sales revenue for distributing QIAGEN products by multiplying total revenues of the prior calendar year with the inverse of the TIIS; 3. Training; 4. Contractual obligations; 5. Due diligence (including selected background checks); also including payment monitoring. All our policies are available to employees through the company’s Compliance@QIAGEN intranet pages. Compliance awareness of our employees in all areas of the world is increased by regular trainings, which are held by external as well as inhouse legal and regulatory experts. In addition, QIAGEN has entered into a long-term online training program focusing on topics such as antitrust and competition, bribery and corruption, conflicts of interest, data protection, gifts and entertainment, harassment, insider trading, reporting as well as respectful communication. Online training reaches all employees in local language, supported by multiple communication resources. New employees are required to take online training on our Corporate Code of Conduct and Ethics at a minimum. Additional trainings which are customized to the specific area of responsibility are mandatory. Employees in Sales and Marketing as well as Upper Management are required to take training on anti-corruption and antitrust laws. These basic trainings are followed by refresher courses on a regular basis. In 2019, our employees completed more than 10,000 online training modules. In addition, employees are informed through the company’s Compliance@QIAGEN intranet page and regular updates on compliance topics via the company’s internal communication platform Yammer. We have established a hotline for reporting accounting-related concerns on an anonymous basis in good faith. In accordance with the U.S. Sarbanes-Oxley Act of 2002 and the listing standards of NYSE, QIAGEN follows as strict non-retaliation policy. QIAGEN will diligently investigate all such complaints and will protect the anonymity of the complainant. We also offer a direct e-mail and telephone hotline for employees to address questions or make suggestions for our Compliance Program. Our Compliance Program is overseen by the Compliance Committee under the leadership of the Head of Global Legal Affairs and Compliance, who reports in this function directly to the Audit Committee of the Supervisory Board. The Compliance Committee consists of managers from Legal, Internal Audit, Human Resources, Commercial Operations, Trade Compliance and Regulatory functions. In the reporting period, QIAGEN had no legal actions pending or completed with regard to antitrust or corruption. Social Matters QIAGEN’s mission is to make improvements in life possible by enabling our customers to achieve outstanding success and breakthroughs in life sciences, applied testing, pharma and molecular diagnostics. We are committed to customers and their patients to deliver innovative solutions that unlock new insights for scientific research, forensics, food safety or better treatment decisions. We understand and live up to our responsibility to customers and patients who depend on us for reliable, efficient and safe workflows. Customer satisfaction Customer satisfaction is an integral part of the QIAGEN mission of making improvements in life possible, which is therefore the direct responsibility of the Chief Executive Officer. Our customers have high expectations on reliability, safety and the environment-friendly manufacturing of our products. We develop our products and services in close contact with our customers and incorporate their feedback into our processes. Our commitment is to continually improve the customer experience, taking into account their evolving needs and expectations. QIAGEN has established a global systematic approach to measure customer experience in the form of an aggregated Customer Experience Indicator (CEI). The CEI is measured on a monthly basis through a set of internal KPIs (product and delivery performance, phone support, etc.) and external customer feedback that are directly linked to customer experience in our transactions. Thus, we are able to identify quickly and systematically areas for improvement while staying closely connected with our customers. Departmental and employee contribution to the CEI performance is embedded into our annual goal setting process. After a reworking of the CEI logic and KPI definitions in 2018 and the launch of a revised CEI 2.0 in January 2019, a Full Year score of 96.331 points (out of a maximum 100 points) was achieved. This corresponds to 1,517 points with the former CEI logic (2018 score was 1,515 points out of 2,000 maximum). It is a testimony to our continued efforts to increase customer satisfaction. Quality and product safety QIAGEN stands for quality. Since QIAGEN’s founding 30 years ago, we have always been committed to the highest quality, and we always strive to exceed our customers’ expectations. QIAGEN’s reputation as a quality supplier is best-in-class in our industry and the foundation of our loyal global customer base. Therefore, we offer a 100% satisfaction guarantee to all our customers. It means that if our customers are not entirely satisfied with the performance of a QIAGEN product we will exchange or refund it free of charge for the customer. To achieve and maintain our quality standards, we established Total Quality Management (TQM) systems in all of our manufacturing facilities around the globe. These assure constant high quality as well as safe and effective medical devices. QIAGEN’s TQM systems are certified according ISO 9001, ISO 13485, ISO 18385, as well as 21 CFR 820 and all other applicable medical device standards around the globe (see section “Government Regulations” in the Management Report). QIAGEN products and their components are safe to use by customers as well by our employees in Research and Development (R&D). We use a list of qualified substances (the “MDx Toolbox”), specifically excluding any substances of concern. Our transparent and responsible product and development policy also includes the communication and marketing of products. As with all companies in the medical device/in vitro diagnostics industry, product claims and product properties are verified and validated during development and approved by regulatory bodies around the world as part of the product submission process. QIAGEN, like other companies, is exposed to the financial implications of potential recalls and other adverse events due to equipment failures, manufacturing defects, design flaws, or inadequate disclosure of product-related risks. In the event of a recall, QIAGEN has established global procedures applicable to all QIAGEN sites that aim at avoiding the further use of the product and at guaranteeing cost-neutral procedures for our customers. Processes, responsibilities and improvement programs are defined as required by regulating authorities to avoid the reoccurrence of recalls. There is full traceability of each product to the final customer; therefore, any recalls are executed by direct customer notifications. Due to QIAGEN’s stringent quality management, recalls rarely occur: 2019 (3), 2018 (4), 2017 (0), 2016 (3), 2015 (1). The percentage of affected product is low as well: 2019 (15%), 2018 (0.09%), 2017 (0%), 2016 (0.21%), 2015 (0.022%). In past recalls, 90% to 100% of customers have been reached and confirmed recall notification. Access to healthcare QIAGEN is aware of the importance of providing access to healthcare and research products around the world. In developing countries with scarce resources, new ways are needed to ensure access to affordable diagnostics that play a critical role in helping to prevent and treat diseases. In particular, infectious diseases and various malignancies can be treated much more cost-effectively through early and precise detection – and with improved patient outcomes. However, many emerging countries lack properly trained lab personnel and technical infrastructure to utilize the latest molecular testing technologies. For QIAGEN, a strategic approach to providing access to diagnostic technologies can yield opportunities for growth, innovation and unique public-private partnerships. To support our growth strategy in emerging markets, we are expanding our presence in these markets and adapting our products to local needs, where necessary. One example is our global effort to advance diagnostics for tuberculosis (TB) in low-resource, high disease burden countries. Based on a five-year memorandum of understanding signed in 2015, QIAGEN is cooperating with FIND, an NGO, to develop innovative and affordable tests to detect people with latent TB infections who are at risk of developing active TB. In October 2019, we also announced the addition of QuantiFERON TB Gold Plus (QFT-Plus) to the diagnostic catalogue of the Stop TB Partnership’s Global Drug Facility (GDF). The GDF facilitates access and helps match demand for TB diagnostics and drugs with funding from donors, governments and NGOs on a global scale. The acceptance of QFT-Plus to the GDF catalogue advances our strategy to help expand screening with modern blood-based assays for latent TB infection in regions with high disease burden but limited resources. To reach the highest risk populations needing TB testing, QIAGEN is building upon our high-volume state-of-the-art QuantiFERON-TB Gold Plus assay with the development QuantiFERON-TB Access, a field-friendly test with ultrasensitive digital detection on a portable device. Launching in 2020, this public health solution has already gained recognition by the Joint United Nations Program on HIV/AIDS. A further example is the development of careHPV as an adaptation of our gold standard digene HC2 test for detection of high-risk human papillomavirus (HPV), which has been shown to be the primary cause of cervical cancer. In cooperation with PATH, an NGO, and support from the Bill & Melinda Gates Foundation, QIAGEN developed this dedicated testing system for use in regions with limited healthcare resources. The main advantages of decentralized HPV testing are: › immediate analysis at the point of care › instant treatment decisions › higher compliance of patients Our careHPV Test is currently available in more than 25 countries worldwide. Since its launch through the end of 2019, more than 3 million tests have been distributed.

Management Report Future Perspectives QIAGEN Perspectives for 2020 The COVID-19 pandemic will have a significant impact on QIAGEN in 2020. Exatrordinary demand has emerged for molecular technologies involved in the testing for the new pathogen. However, the overall impact is not predictable at this point, as the spike in demand comes at the same time as demand for other products has waned due to the quarantines and other actions in many countries around the world that have disrupted the broader economy and routine healthcare. Global Economic Perspectives for 2020 The world's economic perspectives for 2020 are impossible to predict at this time given the COVID-19 pandemic. Industry Perspectives for 2020 Molecular testing solutions are seen as an essential component of the broad medical response to the COVID-19 pandemic. QIAGEN is committed to dramatically ramping up production capacity of its solutions that can be used for SARS-CoV-2 testing and support the overall response to this public health emergency. Subsequent Events On March 3, 2020, QIAGEN and Thermo Fisher Scientific Inc. (NYSE: TMO) announced that their boards of directors, as well as the managing board of QIAGEN N.V., unanimously approved Thermo Fisher’s proposal to acquire QIAGEN for €39 per share in cash. The offer price represents a premium of approximately 23% to the closing price of QIAGEN’s common stock on the Frankfurt Prime Standard on March 2, 2020, the last trading day prior to the announcement of the transaction. Thermo Fisher will commence a tender offer to acquire all of the ordinary shares of QIAGEN. The transaction values QIAGEN at approximately $11.5 billion at current exchange rates, which includes the assumption of approximately $1.4 billion of net debt. The transaction, which is expected to be completed in the first half of 2021, is subject to the satisfaction of customary closing conditions, including the receipt of applicable regulatory approvals, the adoption of certain resolutions relating to the transaction at an Extraordinary General Meeting of QIAGEN’s shareholders, and completion of the tender offer. Thermo Fisher has obtained committed bridge financing. Permanent funding is expected to come from cash on hand and the issuance of new debt. The transaction is not subject to any financing condition. In March 2020, the Supervisory Board and the Managing Board resolved in a Joint Meeting to propose Thierry Bernard, who has been with QIAGEN since 2015, for election as Chief Executive Officer and a Managing Director at the next Annual General Meeting, which is set to take place in June 2020, along with the re-election of Roland Sackers as Chief Financial Officer and a Managing Director. The Joint Meeting further resolved to propose the current members of the Supervisory Board to all stand for re-election: Håkan Björklund, Stéphane Bancel, Metin Colpan, Elaine Mardis, Lawrence Rosen and Elizabeth Tallett.

MANAGEMENT REPORT Future Perspectives Corporate Governance and Compensation 106 Corporate Structure 107 Managing Board 108 Supervisory Board 118 Share Ownership 119 Additional Information 111

Governance Corporate Governance Report We recognize the importance of clear and straightforward rules on corporate governance and, where appropriate, have adapted our internal organization and processes to these rules. This section provides an overview of QIAGEN’s corporate governance structure and includes details of the information required under the Dutch Corporate Governance Code (the Dutch Code). The Dutch Code is applicable to QIAGEN N.V. (in the following also referred to as the “Company”), as it is a publicly listed company incorporated under the laws of The Netherlands with a registered seat in Venlo, The Netherlands. The Dutch Code contains the principles and concrete provisions which the persons involved in a listed company (including Managing Board members and Supervisory Board members) and stakeholders should observe in relation to one another. Our corporate governance practices generally derive from the provisions of the Dutch Civil Code and the Dutch Corporate Governance Code. Further, due to our listing on the New York Stock Exchange in the U.S., the Managing Board and the Supervisory Board of QIAGEN N.V. declared their intention to disclose in QIAGEN’s Annual Reports the Company’s compliance with the corporate governance practices followed by U.S. companies under the New York Stock Exchange listing standards or state the deviations recorded in the period. A brief summary of the principal differences follows. Corporate Structure QIAGEN is a ‘Naamloze Vennootschap,’ or N.V., a Dutch public limited liability company similar to a corporation in the United States. QIAGEN has a two-tier board structure. QIAGEN is managed by a Managing Board consisting of executive management acting under the supervision of a Supervisory Board (non-executives), similar to a Board of Directors in a U.S. corporation. It is in the interest of QIAGEN and all its stakeholders that each Board performs its functions appropriately and that there is a clear division of responsibilities between the Managing Board, the Supervisory Board, the general meeting of shareholders (General Meeting) and the external auditor in a well- functioning system of checks and balances. Managing Board General The Managing Board manages QIAGEN and is responsible for defining and achieving QIAGEN’s aims, strategy, policies and results and is expected to act in a sustainable manner by focusing on long-term value creation in the performance of their work. The Managing Board is also responsible for complying with all relevant legislation and regulations as well as for managing the risks associated with the business activities and the financing of QIAGEN. It reports related developments to and discusses the internal risk management and control systems with the Supervisory Board and the Audit Committee. Under Dutch Law, QIAGEN's Managing Board, which has two members, has chosen to work with an Executive Committee and is accountable for the actions and decisions of the Executive Committee, which is comprised of the CEO, the CFO and certain experienced leaders who have responsibilities for the operational management of the Company and the achievement of its objectives and results. The Managing Board has ultimate responsibility for the Company’s external reporting and is answerable to shareholders of the Company at the Annual General Meeting of Shareholders. Pursuant to the two-tier corporate structure, the Managing Board is required to render account for the performance of its duties to the Supervisory Board and the General Meeting of Shareholders (General Meeting). The Managing Board provides the Supervisory Board with timely information necessary for the exercise of the duties of the Supervisory Board. In discharging its duties, the Managing Board takes into account the interests of QIAGEN, its enterprises and all parties involved in QIAGEN, including shareholders and other stakeholders. Composition and Appointment The Managing Board consists of one or more members as determined by the Supervisory Board. The members of the Managing Board are appointed by the General Meeting upon the joint meeting of the Supervisory Board and the Managing Board (the Joint Meeting) having made a binding nomination for each vacancy. However, the General Meeting may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two- thirds majority of the votes cast, if such majority represents more than half the issued share capital. Managing Directors are appointed annually for the period beginning on the date following the Annual General Meeting up to and including the date of the Annual General Meeting held in the following year. Members of the Managing Board may be suspended and dismissed by the General Meeting by a resolution adopted by a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital, unless the proposal was made by the Joint Meeting, in which case a simple majority of votes cast is sufficient. Furthermore, the Supervisory Board may at any time suspend (but not dismiss) a member of the Managing Board. Our Managing Directors and interim CEO for the year ended December 31, 2019 and their ages as of January 31, 2020, are as follows: Managing Directors and Interim Chief Executive Officer: Name (1) Age Position Thierry Bernard 55 Interim Chief Executive Officer and Senior Vice President, Head of Molecular Diagnostics Business Area Roland Sackers 51 Managing Director, Chief Financial Officer (1) The contract for Peer M. Schatz as Managing Director and Chief Executive Officer concluded effective September 30, 2019. Mr. Schatz continues as a Senior Advisor until June 30, 2021. The following is a brief summary of the background of each of the Managing Directors. References to “QIAGEN” and the “Company” in relation to periods prior to April 29, 1996 mean QIAGEN GmbH and its consolidated subsidiaries: Thierry Bernard, 55, joined QIAGEN in February 2015 to lead QIAGEN’s growing presence in Molecular Diagnostics, the application of Sample to Insight solutions for molecular testing in human healthcare. In October 2019, Mr. Bernard was named Interim Chief Executive Officer in addition to his prior role as Senior Vice President, Head of Molecular Diagnostics Business Area. In March 2020, Mr. Bernard was named Chief Executive Officer. Mr. Bernard previously worked at bioMérieux, where he served in roles of increasing responsibility for 15 years, most recently as Corporate Vice President, Global Commercial Operations, Investor Relations and the Greater China Region. Prior to joining bioMérieux, he served in management roles in multiple international environments. Mr. Bernard is a member of the boards of directors of three privately held U.S. companies, First Light Biosciences, HepatoChem and more recently, Daktari Diagnostics, where he also served as CEO. He has earned degrees from Sciences Po (Paris), Harvard Business School, London School of Economics and the College of Europe and is a member of French Foreign Trade Advisors. Roland Sackers, 51, joined QIAGEN in 1999 as Vice President Finance and has been Chief Financial Officer since 2004. In 2006, Mr. Sackers became a member of the Managing Board. Between 1995 and 1999, he served as an auditor with Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft. Mr. Sackers earned his Diplom-Kaufmann from University of Münster, Germany. In 2019, he joined the supervisory board of Evotec SE and is chairman of the audit committee. He is a former member of the supervisory board and audit committee of IBS AG and a former member of the board of directors of Operon Biotechnologies, Inc. Mr. Sackers is a board member of the industry association BIO Deutschland. He was previously a non-executive director and chair of the audit committee from 2011 to 2018 of Immunodiagnostic Systems Holding PLC (IDS), a leading producer of immunological tests for research and diagnostic applications publicly listed in the United Kingdom.

Peer M. Schatz, 54, joined QIAGEN in 1993 and served as Chief Executive Officer from January 1, 2004 until September 30, 2019. He was Chief Financial Officer between 1993 and 2003 and became a member of the Managing Board in 1998. Mr. Schatz’s contract as Managing Director and Chief Executive Officer concluded effective September 30, 2019 and he continues as a Senior Advisor until June 30, 2021. Conflicts of Interest, Loans or Similar Benefits Resolutions to enter into transactions under which members of the Managing Board could have a conflict of interest with QIAGEN, and which are of material significance to QIAGEN and/or the relevant member of the Managing Board, require the approval of the Supervisory Board. QIAGEN has not entered into any such transactions in 2019. No credit, loans or similar benefits were granted to members of the Managing Board. Additionally, the Managing Board Members did not receive any benefits from third parties that were either promised or granted in view of their position as members of the Managing Board. Supervisory Board General The Supervisory Board supervises the policies of the Managing Board, the general course of QIAGEN’s affairs and the manner in which the Managing Board implements the long-term value creation strategy and the business enterprises which we operate. The Supervisory Board assists the Managing Board by providing advice relating to the business activities of QIAGEN. In December 31, 2019, the Supervisory Board had five regular meetings that were held with the attendance of the Managing Board, while certain agenda items were discussed exclusively between the Supervisory Board members. In discharging its duties, the Supervisory Board takes into account the interests of QIAGEN, its enterprise and all parties involved in QIAGEN, including shareholders and other stakeholders. The Supervisory Board is responsible for the quality of its own performance. In this respect, the Supervisory Board conducts a self-evaluation on an annual basis. Our Supervisory Board has specified matters requiring its approval, including decisions and actions which would fundamentally change the company’s assets, financial position or results of operations. The Supervisory Board has appointed an Audit Committee, a Compensation Committee, a Selection and Appointment (Nomination) Committee and a Science and Technology Committee from among its members and can appoint other committees as deemed beneficial. The Supervisory Board has approved charters pursuant to which each of the committees operates. Composition and Appointment The Supervisory Board consists of at least three members, or a larger number as determined by the Joint Meeting. Members of the Supervisory Board are appointed by the General Meeting upon the Joint Meeting having made a binding nomination for each vacancy. However, the General Meeting may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half the issued share capital. The Supervisory Board shall be composed in a way that enables it to carry out its duties properly and enables its members to act critically and independently of one another and of the Managing Board and any particular interests. To that effect, the Supervisory Board has adopted a profile of its size and composition that takes into account the nature of our business, our activities and the desired diversity, expertise and background of the members of the Supervisory Board. The current profile of the Supervisory Board can be found on our website. The Supervisory Board has appointed a chairman from its members who has the duties assigned to him by the Articles of Association and the Dutch Code. Members of the Supervisory Board are appointed annually for the period beginning on the date following the General Meeting up to and including the date of the General Meeting held in the following year. Members of the Supervisory Board may be suspended and dismissed by the General Meeting by a resolution adopted by a two- thirds majority of the votes cast, if such majority represents more than half of the issued share capital, unless the proposal was made by the Managing Board and the Supervisory Board in which case a simple majority of votes cast is sufficient.

Our Supervisory Directors for the year ended December 31, 2019 and their ages as of January 31, 2020, are as follows: Supervisory Directors Name Age Nationality Gender Position Stéphane Bancel 47 French Male Supervisory Director, Member of the Compensation Committee, Audit Committee and Science and Technology Committee Dr. Håkan Björklund 63 Swedish Male Chair of the Supervisory Board, Member of the Compensation Committee and Selection and Appointment Committee Dr. Metin Colpan 65 German Male Supervisory Director, Chair of the Science and Technology Committee and Member of the Selection and Appointment Committee Dr. Ross L. Levine 48 U.S. Male Supervisory Director and Member of the Science and Technology Committee Dr. Elaine Mardis 57 U.S. Female Supervisory Director and Member of the Science and Technology Committee Lawrence A. Rosen 62 U.S. Male Supervisory Director and Chair of the Audit Committee Elizabeth E. Tallett 70 U.S. Female Supervisory Director, Chair of the Compensation Committee, Member of the Audit Committee and Member of the Selection and Appointment Committee The following is a brief summary of the background of each of the Supervisory Directors. References to “QIAGEN” and the “Company” in relation to periods prior to April 29, 1996 mean QIAGEN GmbH and its consolidated subsidiaries: Stéphane Bancel, 47, joined the Supervisory Board as well as the Compensation Committee in 2013 and joined the Audit Committee and Science and Technology Committee in 2014. He is Chief Executive Officer of Moderna, Inc., a clinical-stage biotechnology company based in Cambridge, Massachusetts, which is advancing 24 drug development programs involving messenger RNA therapeutics. Before joining Moderna, Mr. Bancel served for five years as Chief Executive Officer of the French diagnostics company bioMérieux SA. Prior to bioMérieux, he was Managing Director of Eli Lilly in Belgium and Executive Director of Global Manufacturing Strategy and Supply Chain at Eli Lilly in Indianapolis, Indiana, after having started at Lilly in Great Britain. Before joining Eli Lilly, Mr. Bancel served as Asia-Pacific Sales and Marketing Director for bioMérieux while based in Tokyo, Japan. He holds a Master of Engineering degree from École Centrale Paris (ECP), a Master of Science in Chemical Engineering from the University of Minnesota and an M.B.A. from Harvard Business School. Dr. Håkan Björklund, 63, was appointed as a Supervisory Board Member in March 2017 and as Chair of the Supervisory Board in June 2018. He is a member of the Compensation Committee and the Selection and Appointment Committee. Dr. Björklund brings an extensive international background in the life science industry to QIAGEN, in particular through his current role as Operating Executive at Avista Capital Partners, as well as through previous roles as CEO of the global pharmaceutical company Nycomed, Regional Director at Astra (now AstraZeneca), President of Astra Draco and Operating Executive at Avista Capital Partners. Under Dr. Björklund’s leadership, Nycomed grew from a predominantly Scandinavian business into a global pharmaceutical company. In addition to QIAGEN, he currently serves as Chairman of the Board of Directors of OneMed Top Holding AB and Swedish Orphan Biovitrum AB (Sobi) and as a Member of the Board of Directors of BONESUPPORT AB and Tellacq AB. Dr. Björklund earlier served as Chairman of the Board of Directors of Acino International AG and Lundbeck A/S, and was also a Member of the Board of Directors of several international life science companies, including Alere, Atos, Coloplast and Danisco. Dr. Björklund has a Ph.D. in Neuroscience from Karolinska Institutet in Sweden. Dr. Metin Colpan, 65, is a co-founder of QIAGEN and was the Chief Executive Officer and a Managing Director from 1985 through 2003. Dr. Colpan has been a member of the Supervisory Board since 2004 and has served as Chair of the Science and Technology Committee since 2014. He has been a member of the Selection and Appointment Committee since 2015. Dr. Colpan obtained his Ph.D. and M.S. in Organic Chemistry and Chemical Engineering from the Darmstadt Institute of Technology in 1983. Prior to founding QIAGEN, Dr. Colpan was an Assistant Investigator at the Institute for Biophysics at the University of Düsseldorf. Dr. Colpan has had wide experience in separation techniques and in the separation and purification of nucleic acids in particular, and has filed many patents in the field. Dr. Colpan also serves as a Supervisory Board member of CGR GmbH in Mettmann, Germany and Heilpflanzenwohl AG in Baar, Germany. Dr. Colpan previously served as a Supervisory Board member of Ingenium Pharmaceuticals AG, GenPat77 Pharmacogenetics AG, GPC Biotech AG and Morphosys AG, each in Munich, Germany and Qalovis Farmer Automatic Energy GmbH, in Laer, Germany. Dr. Ross L. Levine, 48, joined the Supervisory Board and its Science and Technology Committee in 2016. He is a physician-scientist focused on researching and treating blood and bone marrow cancers as the Laurence Joseph Dineen Chair in Leukemia Research, the Chief of Molecular Cancer Medicine, and an Attending Physician at Memorial Sloan Kettering Cancer Center, as well as Professor of Medicine at Weill Cornell Medical College. He leads a research lab investigating genetics and targeted therapies in myeloid malignancies and is interested in application of next-generation sequencing technology in the practice of medicine in hematologic cancers. He trained in internal medicine at Massachusetts General Hospital and in hematology-oncology at the Dana-Farber Cancer Institute, earning board certification in these specialties. He received his M.D. from the Johns Hopkins University School of Medicine and his A.B. degree from Harvard College. Dr. Elaine Mardis, 57, joined the Supervisory Board and its Science and Technology Committee in 2014. Dr. Mardis is the Co-Executive Director of the Institute for Genomic Medicine at Nationwide Children’s Hospital in Columbus, OH. She also is Professor of Pediatrics at the Ohio State University College of Medicine. Dr. Mardis has research interests in the application of genomic technologies to improve our understanding of human disease, and toward improving the precision of medical diagnosis, prognosis and treatment. Dr. Mardis is the former Robert E. and Louise F. Dunn Distinguished Professor of Medicine at Washington University School of Medicine in St. Louis, MO, where she was on the faculty for 22 years. As Co-Director of the McDonnell Genome Institute, she devised methods and automation that contributed to the Human Genome Project and has since played key roles in the 1000 Genomes Project, The Cancer Genome Atlas, and the Pediatric Cancer Genome Project. Prior to joining the Washington University faculty, she was a senior research scientist at BioRad Laboratories in Hercules, CA. Dr. Mardis is a board member of the American Association for Cancer Research, and has scientific advisory roles at Kiadis Pharmaceuticals N.V., PACT Pharma LLC, and Interpreta LLC. Dr. Mardis received her Bachelor of Science degree in Zoology in 1984 and her Ph.D. in Chemistry and Biochemistry in 1989, both from the University of Oklahoma. Lawrence A. Rosen, 62, joined the Supervisory Board as well as the Audit Committee in 2013, and has served as the committee's Chair since 2014. Mr. Rosen was a member of the Board of Management and Chief Financial Officer of Deutsche Post DHL until September 2016. Holding this position since 2009, Mr. Rosen was in charge of controlling, corporate accounting and reporting, investor relations, corporate finance, corporate internal audit and security, taxes, as well as the group’s global business services. Prior to joining Deutsche Post DHL, Mr. Rosen served as Chief Financial Officer of Fresenius Medical Care AG & Co. KGaA in Germany from 2003 to 2009. Prior to that, he was Senior Vice President and Treasurer for Aventis SA in Strasbourg, France. Between 1984 and 2000, Mr. Rosen held different positions at the Aventis predecessor companies Hoechst AG and American Hoechst/Hoechst Celanese Inc. Since 2015, Mr. Rosen has served as a member of the board of Lanxess AG and previously served on the board of Postbank AG from 2009 until 2015. Mr. Rosen, who is a U.S. citizen, holds a Bachelor's degree in Economics from the State University of New York and an M.B.A. from the University of Michigan. Elizabeth E. Tallett, 70, joined the Supervisory Board, as well as the Audit Committee and Compensation Committee, in 2011. She has served since 2016 as Chair of the Compensation Committee. She is a member of the Selection and Appointment Committee. Ms. Tallett was a Principal of Hunter Partners, LLC, a management company for early to mid-stage pharmaceutical, biotechnology and medical device companies, from 2002 until February 2015. Ms. Tallett continues to consult with early stage health care companies. Her senior management experience includes President and CEO of Transcell Technologies Inc., President of Centocor Pharmaceuticals, member of the Parke-Davis Executive Committee, and Director of Worldwide Strategic Planning for Warner-Lambert Company. Ms. Tallett graduated from Nottingham University, England with dual Bachelor's degrees with honors in mathematics and economics. She is a member of the board of directors of Anthem, Inc. (where she is currently Chair), Principal Financial Group, Inc., and Meredith Corp. She is a former director of Coventry Health Care, Inc. Ms. Tallett was a founding board member of the Biotechnology Council of New Jersey and is Chair of the Trustees of Solebury School in Pennsylvania. Conflicts of Interest, Loans or Similar Benefits Resolutions to enter into transactions under which members of the Supervisory Board could have a conflict of interest with QIAGEN, and which are of material significance to QIAGEN and/or the relevant member of the Supervisory

Board, must be reported and require the approval of the Supervisory Board plenum. A Supervisory Director that has a personal conflict of interest will not participate in the decision making process regarding such item. In December 31, 2019 neither QIAGEN nor its Supervisory Board members have entered into any such transactions. No credit, loans or similar benefits were granted to members of the Supervisory Board. Additionally, the Supervisory Board Members did not receive any benefits from third parties that were either promised or granted in view of their position as members of the Supervisory Board. Committees of the Supervisory Board The Supervisory Board has established an Audit Committee, a Compensation Committee, a Selection and Appointment Committee and a Science and Technology Committee from among its members and can establish other committees as deemed beneficial. The Supervisory Board has approved charters under which each of the committees operates. These charters are published on our website www.QIAGEN.com. The committees are comprised of the following members: Name of Supervisory Member of Audit Member of Compensation Member of Selection and Appointment Member of Science and Technology Director Committee Committee Committee Committee Stéphane Bancel • • • Dr. Håkan Björklund • • (Chairman) Dr. Metin Colpan • • (Chairman) Dr. Ross L. Levine • Dr. Elaine Mardis • Lawrence A. Rosen • (Chairman) Elizabeth E. Tallett • • • (Chairwoman) We believe that all of our Supervisory Directors meet the independence requirements set forth in the Dutch Corporate Governance Code (the Dutch Code). We further believe that all Supervisory Board Directors qualify as independent under the independence standards set forth in the New York Stock Exchange (NYSE) Listed Company Manual. Pursuant to the NYSE rules, a majority of the Supervisory Directors must qualify as independent, as defined in the Rules. Audit Committee The Audit Committee currently consists of three members, Mr. Rosen (Chair), Ms. Tallett and Mr. Bancel, and meets at least quarterly. The Audit Committee members are appointed by the Supervisory Board and serve for a term of one year. We believe that all members of our Audit Committee meet the independence requirements as set forth in Rule 10A-3 of the Securities Exchange Act of 1934, as amended, and the New York Stock Exchange Listed Company Manual. The Board has designated Mr. Rosen as an “audit committee financial expert” as that term is defined in the United States Securities and Exchange Commission rules adopted pursuant to the Sarbanes-Oxley Act of 2002 and as defined in provisions III.3.2 and III.5.7 of the Dutch Code. The Audit Committee performs a self- evaluation of its activities on an annual basis. The Audit Committee's primary duties and responsibilities include, among other things, to serve as an independent and objective party to monitor QIAGEN's accounting and financial reporting process and internal risk management, control and compliance systems. The Audit Committee also is directly responsible for proposing the external auditor to the Supervisory Board, which then proposes the appointment of the external auditor to the General Meeting. Further, the Audit Committee is responsible for the compensation and oversight of QIAGEN’s external auditor and for providing an open avenue of communication among the external auditor as well as the Managing Board and the Supervisory Board. Our Internal Audit department operates under the direct responsibility of the Audit Committee. Further, the Audit Committee is responsible to establish procedures to allow for the confidential and or anonymous submission by employees of concerns. Additionally, this includes the receipt, retention and treatment of submissions received regarding accounting, internal accounting controls, or auditing matters. The Audit Committee discusses our financial accounting and reporting principles and policies and the adequacy of our internal accounting, financial and operating controls and procedures with the external auditor and management; considers and approves any recommendations regarding changes to our accounting policies and processes; reviews with management and the external auditor our quarterly earnings reports prior to their release to the press; and reviews the quarterly and annual reports (reported on Forms 6-K and 20-F) to be furnished to or filed with the Securities and Exchange Commission and the Deutsche Boerse as well as the half-year and annual reports filed with The Netherlands Authority for the Financial Markets. The Audit Committee met seven times in 2019 and met with the external auditor excluding members of the Managing Board in July and October 2019. The Audit Committee reviews major financial risk exposures, pre-approves related-party transactions between the Company and Supervisory Board or Managing Board, and reviews any legal matter including compliance topics that could have a significant impact on the financial statements. Compensation Committee The Compensation Committee’s primary duties and responsibilities include, among other things, the preparation of a proposal for the Supervisory Board concerning the Remuneration Policy for the Managing Board to be adopted by the General Meeting, the preparation of a proposal concerning the individual compensation of Managing Board members to be adopted by the Supervisory Board and the preparation of the Remuneration Report on compensation policies for the Managing Board to be adopted by the Supervisory Board. The Compensation Committee reviews and approves all equity-based compensation, reviews and approves the annual salaries, bonuses and other benefits of executive officers, and reviews general policies relating to employee compensation and benefits. The Remuneration Report reviews the implementation of the Remuneration Policy in the most recent year and provides an outline of the Remuneration Policy for the future. The Compensation Committee engages external consultants to ensure that the overall remuneration levels are benchmarked regularly, against a selected group of companies and key markets in which QIAGEN operates. The Compensation Committee currently consists of three members, Ms. Tallett (Chair), Mr. Bancel and Dr. Björklund. Members are appointed by the Supervisory Board and serve for a term of one year. The Compensation Committee met five times in December 31, 2019. Selection and Appointment Committee The Selection and Appointment (Nomination) Committee is primarily responsible for the preparation of selection criteria and appointment procedures for members of the Supervisory Board and Managing Board as well as the periodic evaluation of the scope and composition of the Managing Board and the Supervisory Board, including the profile of the Supervisory Board. Additionally, the Selection and Appointment Committee periodically evaluates the functioning of individual members of the Managing Board and Supervisory Board, reporting these results to our Supervisory Board. It also proposes the (re-)appointments of members of our Managing Board and Supervisory Board and supervises the policy of our Managing Board in relation to selection and appointment criteria for senior management. Current members of the Selection and Appointment Committee are Dr. Björklund (Chair), Dr. Colpan and Ms. Tallett. Members are appointed by the Supervisory Board and serve for a one-year term. In the context of the 2019 departure of the Chief Executive Officer, the Chair of the Supervisory Board invited all members of the Supervisory Board to participate in the resulting succession process. Consequently, these matters were discussed during Supervisory Board meetings and teleconferences and not in the forum of the Selection and Appointment committee, which did not formally meet in December 31, 2019. Science and Technology Committee The Science and Technology Committee is primarily responsible for reviewing and monitoring research and development projects, programs, budgets, infrastructure management and overseeing the management risks related to the Company's portfolio and information technology platforms. The Science and Technology Committee provides understanding, clarification and validation of the fundamental technical basis of the Company's businesses in order to enable the Supervisory Board to make informed, strategic business decisions and vote on related matters, and to guide the Managing Board to ensure that powerful, global, world-class science is developed, practiced and leveraged throughout the Company to create shareholder value. The current members of the Science and Technology Committee are Dr. Colpan (Chair), Dr. Levine, Mr. Bancel and Dr. Mardis. Members are appointed by the Supervisory Board and serve for a term of one year. The Science and Technology Committee met four times in December 31, 2019. Diversity within the Management Board and Supervisory Board

The Dutch Civil Code provided for statutory provisions to ensure a balanced representation of men and women on the Managing Board and Supervisory Boards until January 1, 2016. These statutory rules have expired, but a new bill entered into force on April 13, 2017, extending the provision on gender balance to December 31, 2019. Balanced representation of men and women is deemed to exist if at least 30 percent of the seats were filled by men and at least 30 percent are filled by women. Within the meaning of the new legislation, our Managing Board and Supervisory Board currently do not qualify as balanced. QIAGEN recognizes the benefits of diversity, including gender balance. In nominating candidates for these boards, QIAGEN supports the trend toward higher participation of women. QIAGEN feels that gender is only one part of diversity and strives for a diverse composition in the Managing Board and Supervisory Board also in terms of other factors such as age, nationality, public reputation, industry or academic background. QIAGEN is committed to expanding diversity while pursuing individuals for these boards with a unique blend of scientific and commercial expertise and experience that will contribute to the future success of its business. Management development programs support the career advancement of leaders regardless of gender and other factors. As a result a number of women are in key leadership roles, particularly in leading commercial and operational positions around the world. In line with this commitment, QIAGEN's Selection and Appointment committee will continue selecting future members of the Managing Board and Supervisory Board with due observance of its aim to have a diverse leadership team on the basis of gender, but also on the basis of age, wide ranging experience, backgrounds, skills, knowledge and insight. This all without compromising QIAGEN's commitment to hiring the best individuals for those positions. More information about diversity within the Board other than gender, can be found in below under the section Dutch Corporate Governance Code - Comply or explain. Compensation of Managing Board Members and Supervisory Directors Remuneration policy The objective of our remuneration policy is to attract and retain the talented, highly qualified international leaders and skilled individuals, who enable QIAGEN to achieve its short and long-term strategic initiatives and operational excellence. Our remuneration policy aligns remuneration with individual performance, corporate performance and fosters sustainable growth and long-term value creation in the context of QIAGEN’s social responsibility and stakeholders’ interest. The remuneration policy and overall remuneration levels are regularly reviewed by an independent compensation consulting firm and benchmarked, against a selected group of companies and key markets in which QIAGEN operates, to ensure overall competitiveness. QIAGEN participates in various compensation benchmarking surveys that provide information on the level, as well as the structure, of compensation awarded by various companies and industries for a broad range of positions around the world. The companies in the peer group are selected on the basis of market capitalization, competitors for talent, similar complexity and international spread, operating in similar industries. The performance of the Managing Board members is measured annually against a written set of goals. The remuneration of the Managing Board members is linked to the achievement of QIAGEN’s strategic and financial goals. To ensure that remuneration is linked to performance, a significant proportion of the remuneration package is variable and contingent on performance of the individual and the company. These goals are set at ambitious levels each year to motivate and drive performance, with a focus on achieving both long-term strategic initiatives and short- term objectives based on the annual operative planning. Performance metrics used for these goals include the achievement of financial and non-financial targets. The remuneration package of the Managing Board members consists of a combination of base salary, short term variable cash award and several elements of long term incentives (together, ‘total direct compensation’). In addition, the members of the Managing Board receive a pension arrangement and other benefits that are standard in our industry, such as a company car. The total target remuneration package of the Managing Board members is appropriately set against a variety of factors which includes external and internal equity, experience, complexity of the position, scope and responsibilities. We aim to provide the members of the Managing Board a total direct compensation at market median level.

The structure of the remuneration package for the Managing Board is designed to balance short-term operational excellence with long-term sustainable value creation while taking into account the interests of its stakeholders. As such a significant part of the total remuneration of the Managing Board members consist of variable remuneration which can differ substantially from year to year depending on our corporate results and individual performance and may include equity-based compensation which may be subject to vesting conditions over a period of up to 10 years. The remuneration policies for the Managing Board and for other senior management members of QIAGEN are generally aligned and consistent. Managing Board compensation The compensation granted to the members of the Managing Board in December 31, 2019 consisted of a fixed salary and variable components, with the significant majority of compensation awarded in the form of QIAGEN stock units that are restricted for a long multi-year period to align management with the interests of shareholders and other stakeholders. Variable compensation included long-term equity incentives that were awarded based on individual performance as well as equity awards in lieu of the value of the annual cash bonus. In 2014, the General Meeting of Shareholders approved a new remuneration policy for the Managing Board which provides that future annual regular equity-based compensation grants to members of the Managing Board will primarily consist of performance stock units. Grants of stock options and restricted stock units which are based on time vesting only shall no longer be granted on a regular basis and shall be reserved for use as special equity incentive rewards in certain situations. Stock options, if granted, to the Managing Board members must have an exercise price that is higher than the market price at the time of grant. Restricted Stock Units granted to the Managing Board members, vest over a 10-year period. Performance Stock Units are subject to long-term vesting periods and contingent upon the achievement of several financial goals over a multi-year period. In 2018, a grant of Performance Stock Units with mandatory minimum holding levels of QIAGEN shares was made under the Commitment Program linked to achievement of a three-year plan covering 2019 and 2021 including quantitative goals for net sales, earnings before interest and taxes (EBIT), QIAGEN Value Added (QVA), a steering metric that measures the ability of QIAGEN to generate returns and exceed its cost of capital and share price development as compared to peer companies. Under the Commitment Program, the financial targets for vesting are based on three-year goals as defined within QIAGEN’s five-year business plan covering the period from 2019 until the end of 2023. The targets for vesting were set and approved by the Supervisory Board. The table below state the amounts earned on an accrual basis by our Managing Board members and interim CEO for the year ended December 31, 2019. Thierry Peer M. Roland For the year ended December 31, 2019 (in US$ thousands, except for number of award grants) Bernard(1) Schatz(1) Sackers Fixed Salary $ 650 $ 910 $ 560 Other(3) 34 6,571 40 Total fixed income 2019 $ 684 $ 7,481 $ 600 Short-term variable cash bonus(2) 500 — 249 Total short-term income 2019 $ 1,184 $ 7,481 $ 849 Defined contribution on benefit plan 24 65 76 Total cash remuneration $ 1,208 $ 7,546 $ 925 (1) Mr. Schatz’s contract as Managing Director and Chief Executive Officer concluded effective September 30, 2019 and he continues as a Senior Advisor until June 30, 2021. In October 2019, Mr. Bernard was named Interim Chief Executive Officer in addition to his prior role as Senior Vice President, Head of Molecular Diagnostics Business Area. Mr. Bernard is not a statutory director under Dutch law. h f k d l d h b f f h d h

(2) The Performance Stock Units Granted amount includes the number of performance share units granted to each Managing Board member in 2019 for the conversion of 2018 cash bonus earned by each Managing Board member in 2018. In 2019, Mr. Schatz received 60,982 performance stock units and Mr. Sackers received 21,131 performance stock units. (3) Amounts include, among others, car lease and reimbursed personal expenses such as tax consulting. Additionally, the amount for Mr. Schatz includes separation payments due upon the conclusion of his agreement. We also occasionally reimburse our Managing Directors' personal expenses related to attending out-of-town meetings but not directly related to their attendance. Amounts do not include the reimbursement of certain expenses relating to travel incurred at the request of QIAGEN, other reimbursements or payments that in total did not exceed $10,000 or tax amounts paid by the Company to tax authorities in order to avoid double-taxation under multi-tax jurisdiction employment agreements. Compensation for Mr. Schatz for 2019 is excluding EUR 0.7 million to account for the tax levy payable to the Dutch tax authorities by the Company on termination benefits pursuant to Article 32bb of the Dutch wage tax act. The total recognized compensation expense in accordance with IFRS 2 for share-based compensation in the year December 31, 2019 (2018) for long-term compensation of stock units amounted to $1.7 million for Mr. Bernard, $37.4 million ($12.3 million) for Mr. Schatz and $4.7 million ($3.6 million) for Mr. Sackers. Based on such valuations, the total compensation including share-based compensation expenses in the year 2019 (2018) for members of the Managing Board and interim CEO was $53.5 million ($18.0 million), and amounts to $2.9 million for Mr. Bernard, $44.9 million ($13.7 million) for Mr. Schatz and $5.6 million ($4.3 million) for Mr. Sackers. Further details on the composition of remuneration for the Managing Board, and the implementation of the Remuneration Policy during December 31, 2019, are disclosed in the Remuneration Report of the Compensation Committee as published on our website at www.QIAGEN.com. Supervisory Board compensation The Supervisory Board remuneration is aligned to the applicable market standards, considering peer companies of similar size and complexity in similar industries, including biotechnology, life science supplies, diagnostics and pharmaceuticals, to reflect our nexus to the European Markets as a Dutch company as well as our U.S. focus as a NYSE listed company subject to U.S. regulations and the fact that several of the Supervisory Board members are residing in the United States. The Supervisory Board compensation for 2019 consists of fixed retainer compensation and additional retainer amounts for Chairman and Vice Chairman. Annual remuneration of the Supervisory Board members is as follows: Fee payable to the Chairman of the Supervisory Board $150,000 Fee payable to each member of the Supervisory Board $57,500 Additional compensation payable to members holding the following positions: Chairman of the Audit Committee $25,000 Chairman of the Compensation Committee $18,000 Chairman of the Selection and Appointment Committee and other board committees $12,000 Fee payable to each member of the Audit Committee $15,000 Fee payable to each member of the Compensation Committee $11,000 Fee payable to each member of the Selection and Appointment Committee and other board committees $6,000 Further, the Supervisory Board members will be reimbursed for tax consulting costs incurred in connection with the preparation of their tax returns up to an amount of €5,000 per person per fiscal year. Supervisory board members also receive a variable component, in the form of share-based compensation. We did not pay any agency or advisory service fees to members of the Supervisory Board. The following table summarizes the total compensation paid to the members of the Supervisory Board in December 31, 2019:

For the year ended December 31, 2019 (in US$ thousands, except Fixed Chairman / Committee Number of restricted for number of share grants) remuneration Chairwoman membership Total(1) stock units granted Stéphane Bancel $ 57.5 — 32.0 $ 89.5 9,331 Dr. Håkan Björklund $ 150.0 12.0 11.0 $ 173.0 9,331 Dr. Metin Colpan $ 57.5 12.0 6.0 $ 75.5 9,331 Dr. Ross L. Levine $ 57.5 — 6.0 $ 63.5 9,331 Dr. Elaine Mardis $ 57.5 — 6.0 $ 63.5 9,331 Lawrence A. Rosen $ 57.5 25.0 — $ 82.5 9,331 Elizabeth E. Tallett $ 57.5 18.0 21.0 $ 96.5 9,331 (1) Supervisory Directors are reimbursed for travel costs and for any value-added tax to be paid on their remuneration. These reimbursements are excluded from the amounts presented herein. The total recognized compensation expense in accordance with IFRS 2 for share-based compensation in the year 2019 (2018) for long-term compensation of restricted stock units amounted to $1.9 million ($1.5 million) and includes $321.3 thousand ($259.0 thousand) for Mr. Bancel, $150.8 thousand ($58.3 thousand) for Mr. Björklund, $327.6 thousand ($270.6 thousand) for Mr. Colpan, $235.8 thousand ($128.0 thousand) for Mr. Levine, $315.7 thousand ($227.6 thousand) for Ms. Mardis, $321.3 thousand ($259.0 thousand) for Mr. Rosen and $229.0 thousand ($201.4 thousand) for Ms. Tallett. $120.2 thousand in 2018 for Mr. Karobath, who did not stand for re- election at the Company’s Annual General Meeting in June 2018. The total recognized compensation expense, including share-based compensation expenses, for members of the Supervisory Board in 2019 (2018) totaled $2.5 million ($2.2 million) and includes amounts of $410.8 thousand ($348.5 thousand) for Mr. Bancel, $323.8 thousand ($182.1 thousand) for Mr. Björklund, $403.1 thousand ($346.1 thousand) for Mr. Colpan, $299.3 thousand ($191.5 thousand) for Mr. Levine, $379.2 thousand ($291.1 thousand) for Ms. Mardis, $403.8 thousand ($341.5 thousand) for Mr. Rosen, $325.5 thousand ($297.9 thousand) for Ms. Tallett and $209.7 thousand in 2018 for Mr. Karobath. Share Ownership The following table sets forth certain information as of January 31, 2020 concerning the ownership of Common Shares by our directors and officers. In preparing the following table, we have relied on information furnished by such persons. Shares Beneficially Owned(1) Percent Name and Country of Residence Number (2) Ownership Thierry Bernard, United States 47,526 (3) * Roland Sackers, Germany 139,476 (4) * Stéphane Bancel, United States 9,975 (5) * Dr. Håkan Björklund, Sweden — — Dr. Metin Colpan, Germany 3,550,617 (6) 1.56 % Dr. Ross L. Levine, United States — (7) — Dr. Elaine Mardis, United States — (8) — Lawrence A. Rosen, United States — (9) — Elizabeth Tallett, United States 22,167 (10) * * Indicates that the person beneficially owns less than 0.5% of the Common Shares issued and outstanding as of January 31, 2020. (1) The number of Common Shares outstanding as of January 31, 2020 was 227,626,974. The persons and entities named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them and have the same voting rights as shareholders with respect to Common Shares. l d h b d h ld b h f

(2) Does not include Common Shares subject to options or awards held by such persons at January 31, 2020. See footnotes below for information regarding options now exercisable or that could become exercisable within 60 days of the date of this table. (3) Does not include 20,010 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table. (4) Does not include 135,739 shares issuable upon the exercise of options now exercisable having exercise prices ranging from $15.59 to $22.25 per share. Options expire in increments during the period between February 2020 and February 2023. Does not include 88,917 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table. (5) Does not include 11,037 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table. (6) Does not include 4,567 shares issuable upon the exercise of options now exercisable having exercise prices ranging from $15.59 to $22.25 per share. Options expire in increments during the period between February 2020 and February 2022. Includes 2,741,579 shares held by CC Verwaltungs GmbH, of which Dr. Colpan is the sole stockholder and 770,370 shares held by Colpan GbR. Does not include 11,479 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table. (7) Does not include 4,292 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table. (8) Does not include 11,037 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table. (9) Does not include 11,037 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table. (10) Does not include 1,563 shares issuable upon the exercise of options now exercisable having exercise prices of $15.59 per share. Options expire on February 2022. Does not include 11,037 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table. The following table sets forth the options of our officers and directors as of January 31, 2020: Name Number of Options Expiration Dates Exercise Prices Roland Sackers 135,739 2/26/2021 to 2/28/2023 $15.59 to $22.25 Dr. Metin Colpan 4,567 2/26/2021 to 2/28/2022 $15.59 to $22.25 Elizabeth E. Tallett 1,563 2/28/2022 $15.59 Additional Information Shareholders Our shareholders exercise their voting rights through Annual and Extraordinary General Meetings. Resolutions of the General Meeting are adopted by an absolute majority of votes cast, unless a different majority of votes or quorum is required by Dutch law or the Articles of Association. Each common share confers the right to cast one vote. Furthermore, the Managing Board, or where appropriate, the Supervisory Board, shall provide all shareholders and other parties in the financial markets with equal and simultaneous information about matters that may influence QIAGEN's share price. QIAGEN is required to convene an Annual General Meeting in the Netherlands no later than six months following the end of each year. The agenda for the Annual General Meeting must contain certain matters as specified in QIAGEN's Articles of Association and under Dutch law, including, among other things, the adoption of QIAGEN's annual financial statements. Additional Extraordinary General Meetings may be convened at any time by the Managing Board, the Supervisory Board or by one or more shareholders jointly representing at least 40% of QIAGEN's issued share capital. Furthermore, one or more shareholders, who jointly represent at least 10% of QIAGEN's issued share capital may, on their application, be authorized by the district court judge having applications for interim relief, to convene a General Meeting. Shareholders are entitled to propose items for the agenda of the General Meeting provided that they hold at least 3% of the issued share capital. Proposals for agenda items for the General Meeting must be submitted at least 60 days prior to the meeting date. The notice convening a General Meeting, accompanied by the agenda, shall be sent no later than 42 days prior to the meeting. QIAGEN informs the General Meeting by means of explanatory notes to the agenda, providing all facts and circumstances relevant to the proposed resolutions. Pursuant to the Dutch Code, all transactions between the company and legal or natural persons who hold at least ten percent of the shares in the company shall be agreed on terms that are customary in the sector concerned. Decisions to enter into transactions in which there are conflicts of interest with such persons that are of material significance to the company and/or to such persons require the approval of the Supervisory Board. QIAGEN has not entered into any such transactions in 2019. Stock Plans We adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the 2005 Plan) which was approved by our shareholders on June 14, 2005. The 2005 Plan expired by its terms in April 2015 and no further awards will be granted under the 2005 Plan. On June 25, 2014, our shareholders approved the QIAGEN N.V. 2014 Stock Plan (the 2014 Plan), which replaced the 2005 Plan in April 2015. An aggregate of 16.7 million Common Shares were reserved for issuance pursuant to the 2014 Plan, subject to certain antidilution adjustments. We issue Treasury Shares to satisfy option exercises and award releases and had approximately 15.7 million Common Shares reserved and available for issuance under the 2005 and 2014 Plans at December 31, 2019. Pursuant to the 2014 Plan, stock rights, which include options to purchase our Common Shares, stock grants and stock-based awards, may be granted to employees and consultants of QIAGEN and its subsidiaries and to Supervisory Directors. Options granted pursuant to the 2014 Plan may either be incentive stock options within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended (the Code), or non- qualified stock options. Options granted to members of the Supervisory Board and the Managing Board must have an exercise price that is higher than the market price at the time of grant. Generally, the stock rights and incentive stock options, as well as non-qualified options, stock grants and stock-based awards have terms of up to five or ten years, subject to earlier termination in the event of death, disability or other termination of employment. The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control, as defined in the agreements under the 2014 Plan. The Plan is administered by the Compensation Committee of the Supervisory Board, which selects participants from among eligible employees, consultants and directors and determines the number of shares subject to the stock-based award, the length of time the award will remain outstanding, the manner and time of the award's vesting, the price per share subject to the award and other terms and conditions of the award consistent with the Plan. The Compensation Committee's decisions are subject to the approval of the Supervisory Board. The Compensation Committee has the power, subject to Supervisory Board approval, to interpret the plans and to adopt such rules and regulations (including the adoption of “sub plans” applicable to participants in specified jurisdictions) as it may deem necessary or appropriate. The Compensation Committee or the Supervisory Board may at any time amend the plans in any respect, subject to Supervisory Board approval, and except that (i) no amendment that would adversely affect the rights of any participant under any option previously granted may be made without such participant's consent and (ii) no amendment shall be effective prior to shareholder approval to the extent such approval is required to ensure favorable tax treatment for incentive stock options or to ensure compliance with Rule 16b-3 under the United States Securities Exchange Act of 1934, as amended (the Exchange Act) at such times as any participants are subject to Section 16 of the Exchange Act. As of January 31, 2020, there were 0.7 million options outstanding with exercise prices ranging between $14.91 and $22.25 and expiring between May 31, 2020 and May 31, 2023. The exercise price of the options is the fair market value of the Common Shares as of the date of grant or a premium above fair market value. Additionally, there were 5.2 million stock unit awards outstanding as of January 31, 2020. These awards will be released between February 26, 2020 and May 31, 2028. As of January 31, 2020, options to purchase 0.1 million Common Shares and 1.0 million stock unit awards were held by the officers and directors of QIAGEN, as a group. Further detailed information regarding stock options and awards granted under the plan can be found in Note 22 included in the Consolidated Financial Statements.

Independence Unlike the New York Stock Exchange listing standards which require a majority of the Supervisory Board members to be independent, the Dutch Corporate Governance Code distinguishes between certain independence criteria which may be fulfilled by not more than one Supervisory Board Members (as e.g. prior employment with the Company, receiving personal financial an important business relationship with the Company) and other criteria which may not be fulfilled by more than the majority of the Supervisory Board members. In some cases the Dutch independence requirement is more stringent, such as by requiring a longer “look back” period (five years) for former executive directors. In other cases, the New York Stock Exchange rules are more stringent, such as a broader definition of disqualifying affiliations. Currently, all members of our Supervisory Board are “independent” under both the New York Stock Exchange and Dutch definitions. Risk Management Reference is made to the discussion in the “Risk Management” and “Risks” section above. Disclosure Controls and Procedures Our Managing Director, with the assistance of other members of management, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. Based on that evaluation, they concluded that as of December 31, 2019, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file is recorded, processed, summarized and reported in a timely manner and is accumulated and communicated to our management, including our Managing Directors, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, no matter how well designed, such as the possibility of human error and the circumvention or overriding of the controls and procedures. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance of achieving their control objectives. In addition, any determination of effectiveness of controls is not a projection of any effectiveness of those controls to future periods, as those controls may become inadequate because of changes in conditions or the degree of compliance with the policies or procedures may deteriorate. Report of Management on Internal Control over Financial Reporting Our management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s system of internal controls over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements in accordance with International Financial Reporting Standards. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even when determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Our management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019. In making this assessment, management used the updated criteria set forth in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment under the COSO Internal Control-Integrated Framework, management believes that, as of December 31, 2019, our internal control over financial reporting is effective. Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2019 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Independent Auditors In accordance with the requirements of Dutch law, our independent registered public accounting firm for our statutory consolidated financial statements prepared in accordance with International Financial Reporting Standards as adopted by the European Union and filed with the Netherlands Authority for the Financial Markets (AFM), is appointed, and may be removed by, the General Meeting. The Supervisory Board nominates a candidate for the appointment as external auditor, for which purpose both the Audit Committee and the Managing Board advise the Supervisory Board. At the Annual General Meeting in 2019, KPMG Accountants N.V. was appointed as external auditor for the Company for 2019 year. The external auditor is invited to attend the meeting of the Supervisory Board at which the statutory financial statements prepared in accordance with International Financial Reporting Standards and filed with the AFM shall be approved and is furthermore invited to attend the General Meeting at which the statutory financial statements are adopted and may be questioned by the General Meeting on its statement on the fairness of our annual accounts prepared in accordance with International Financial Reporting Standards. Following the appointment of KPMG Accountants N.V. for the audit of our statutory consolidated financial statements, the external auditor for our consolidated financial statements prepared under U.S. generally accepted accounting principles is KPMG AG Wirtschaftsprüfungsgesellschaft who audited the consolidated financial statements as of and for the year ended December 31, 2019 contained in this annual report. The remuneration of the external auditor, and instructions to the external auditor to provide non-audit services, shall be approved by the Supervisory Board on the recommendation of the Audit Committee and after consultation with the Managing Board. At least once every four years, the Supervisory Board and the Audit Committee shall conduct a thorough assessment of the functioning of the external auditor. The main conclusions of this assessment shall be communicated to the General Meeting for the purposes of assessing the nomination for the appointment of the external auditor. Whistleblower Policy and Code of Conduct We have a formal Whistleblower Policy concerning the reporting of alleged irregularities within QIAGEN of a general, operational or financial nature. Furthermore, we have a published Code of Conduct that outlines business principles for our employees and rules of conduct. The Code of Conduct can be found on our website at www.QIAGEN.com. Anti-Takeover Measures In 2004, the Supervisory Board granted an option to the Dutch Foundation Stichting Preferente Aandelen QIAGEN that allows the Foundation to acquire preference shares from QIAGEN if (i) a person has (directly or indirectly) acquired or has expressed a desire to acquire more than 20% of our issued share capital, or (ii) a person holding at least a 10% interest in the share capital has been designated as a hostile person by our Supervisory Board. The option enables the Foundation to acquire preference shares equal to the number of our outstanding common shares at the time of the relevant exercise of the right, less one share. When exercising the option and exercising its voting rights on these shares, the Foundation must act in the interest of QIAGEN and the interests of our stakeholders. No preference shares are currently outstanding. Dutch Corporate Governance Code — Comply or Explain The corporate governance structure and compliance with the Dutch Code is the joint responsibility of the Managing Board and the Supervisory Board. They are accountable for this responsibility to the General Meeting. We continue to seek ways to improve our corporate governance by measuring itself against international best practice. The Dutch Code was last amended on December 8, 2016, and can be found at www.commissiecorporategovernance.nl. Non-application of a specific best practice provision is not in itself considered objectionable by the Dutch Code and may well be justified because of particular circumstances relevant to a company. In accordance with Dutch law, we disclose in our Annual Report the application of the Dutch Code's principles and best practice provisions.

To the extent that we do not apply certain principles and best practice provisions, or do not intend to apply these in the current or the subsequent year, we state the reasons. We take a positive view of the Dutch Code and apply nearly all of the best practice provisions. However, we prefer not to apply some provisions due to the international character of our business as well as the fact - acknowledged by the Commission that drafted the Dutch Code - that existing contractual agreements between QIAGEN and individual members of the Managing Board cannot be set aside at will. The following provides an overview of exceptions that we have identified: 1. Best practice provision 2.2.2 recommends that a supervisory board member is appointed for a period of four years. A member may be reappointed for a term of additional two years, which appointment may be extended by at most two years. Members of the Supervisory Board are appointed annually for a one-year period beginning on the day following the General Meeting up to and including the day of the General Meeting held in the following year. Further, Dr. Metin Colpan has joined the Supervisory Board in 2004. We value the profound industry experience of Dr. Colpan and his in-depth knowledge of QIAGEN. QIAGEN therefore supports the reappointment of Dr. Colpan beyond the eight- year term as recommended by the Dutch Code. 2. Best practice provision 2.1.5 recommends that the Supervisory Board should draw up a diversity policy for the composition of the Management Board, the Supervisory Board and, if applicable, the Executive Committee. The policy should address concrete targets relating to diversity and the diversity aspects to the Company, such as nationality, age, gender and education and work background. While QIAGEN strives for a diverse composition of the Supervisory Board, Managing Board, Executive Committee and in all other management levels of the Company, we do not consider the definition of concrete targets relating to diversity useful. We are committed to creating an environment where all individuals have the opportunity to grow and contribute to our progress, regardless of their age, educational background, gender, nationality, physical abilities, race and ethical background, religion, or sexual orientation. We consider it to be a key success factor on the path to achieving our mission and goals. Individuals and teams alike understand the diverse needs of our customers, identify and realize cross-functional opportunities for our business areas, and can quickly adapt to a fast changing environment. In 2019, our multicultural workforce was composed of at least 70 nationalities with an average age of 40.3. With 49% women, we are well balanced in terms of gender on an aggregate levelInformation on the composition of our Managing and Supervisory Boards can be found above and more information on gender diversity within the Managing and Supervisory Board can be found about under the section "Diversity within the Managing Board and Supervisory Board." 3. Best practice provision 3.1.2 vi. recommends that when formulating the remuneration policy, it should be considered that shares awarded to management board should be held for a period of at least five years Pursuant to the Company’s Remuneration Policy, long-term equity-based grants to members of the Managing Board under the 2014 Plan primarily consist of an award of performance stock units, i.e. long-term incentive awards which are dependent upon the achievement of pre-defined performance goals. Grants of restricted stock units, which are based on time vesting only, are no longer to be granted on a regular basis and shall be reserved for use as special equity incentive rewards in certain situations. Performance stock units and restricted stock units granted until February 2018 are basically structured so that 40% of a grant vests after three years, 50% after five years and the remaining 10% after ten years. Grants of performance stock units and restricted stock units granted after February 2018 vest 40% after three years, 60% after five years. In 2019, the members of the Managing Board elected to receive in lieu of their 2018 cash bonus the value earned in the year in performance stock units which vest over five years from the grant date. 4. Best practice provision 3.2.3 recommends that the maximum remuneration in the event of dismissal of a management board member may not exceed one year's salary (the "fixed" remuneration component).

Our Managing Board members have entered into employment agreements with QIAGEN N.V. and some QIAGEN affiliates for which they hold managing positions. In case of termination of an agreement without serious cause as defined by the applicable law, the respective affiliate would remain obliged to compensate the Managing Board member for the remaining term of the employment agreement. QIAGEN believes that these contractual arrangements are well justified due to the long tenures of the Managing Board members. 5. Best practice provision 2.2.4 recommends that the supervisory board should draw up a retirement schedule in order to avoid, as far as possible, a situation in which many supervisory board members retire simultaneously. The retirement schedule should be made generally available and should be posted on the company’s website. The Supervisory Board follows the practice to discuss retirement plans of individual members early to proactively manage continuity within the Supervisory Board. QIAGEN believes that this practice provides a more flexible and better succession planning than a fixed retirement schedule. 6. Best practice provision 3.3.2 recommends that a supervisory board member may not be granted any shares and/or rights to shares by way of remuneration. QIAGEN has granted stock options to the members of the Supervisory Board as a remuneration component since its establishment until 2013 when we stopped granting stock options. Since 2007, Supervisory Board members have been granted restricted stock units. We believe that the reasonable level of equity-based compensation which we practice allows a positive alignment of shareholder interests with the other duties of the Supervisory Board and that this practice is necessary to attract and retain Supervisory Board members as the granting of share-based compensation to Supervisory Board members is a common practice in our industry. NYSE Exemptions Exemptions from the NYSE corporate governance standards are available to foreign private issuers, such as QIAGEN when those standards are contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer’s country of domicile. In connection with QIAGEN’s listing on the NYSE, the NYSE accepted QIAGEN's exemptions from certain corporate governance standards that are contrary to the laws, rules, regulations or generally accepted business practices of The Netherlands. These exemptions and the practices followed by QIAGEN are described below: › QIAGEN is exempt from NYSE’s quorum requirements applicable to meetings of ordinary shareholders. In keeping with the law of The Netherlands and generally accepted business practices in The Netherlands, QIAGEN’s Articles of Association provide that there are no quorum requirements generally applicable to meetings of the General Meeting. › QIAGEN is exempt from NYSE’s requirements that shareholder approval be obtained prior to the establishment of, or material amendments to, stock option or purchase plans and other equity compensation arrangements pursuant to which options or stock may be acquired by directors, officers, employees or consultants. QIAGEN is also exempt from NYSE’s requirements that shareholder approval be obtained prior to certain issuances of stock resulting in a change of control, occurring in connection with acquisitions of stock or assets of another company or issued at a price less than the greater of book or market value other than in a public offering. QIAGEN’s Articles of Association do not require approval of the General Meeting prior to the establishment of a stock plan. The Articles of Association also permit the General Meeting to grant the Supervisory Board general authority to issue shares without further approval of the General Meeting. QIAGEN’s General Meeting has granted the Supervisory Board general authority to issue up to a maximum of our authorized capital without further approval of the General Meeting. QIAGEN plans to seek approval of the General Meetings for stock plans and stock issuances only where required under the law of The Netherlands or under QIAGEN’s Articles of Association.

Financial Results 134 Consolidated Financial Statements 142 Notes to Consolidated Financial Statements 206 Auditor’s Report 212 List of Subsidiaries

Financial Results Financial Results QIAGEN N.V. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (in thousands) As of December 31, Note 2019 2018 Assets Current assets: Cash and cash equivalents (3) $ 623,647 $ 1,159,079 Restricted cash (3) 5,743 — Short-term investments (7) 129,586 234,606 Accounts receivable, net of allowance for doubtful accounts of $12,115 and $9,270 in 2019 and (3, 24) 385,117 351,612 2018, respectively Income taxes receivable 42,119 34,936 Inventories, net (3) 170,704 162,912 Fair value of derivative instruments — current (14) 107,868 102,754 Prepaid expenses and other current assets (of which $13,697 and $3,873 in 2019 and 2018 due from (8) 105,464 109,161 related parties, respectively) Total current assets 1,570,248 2,155,060 Long-term assets: Property, plant and equipment, net of accumulated depreciation of $699,130 and $603,430 in 2019 (9) 455,243 511,659 and 2018, respectively Goodwill (11) 2,140,503 2,108,536 Intangible assets, net of accumulated amortization of $776,520 and $1,194,679 in 2019 and 2018, (11) 632,434 475,043 respectively Deferred income tax assets (17) 56,542 42,896 Fair value of derivative instruments — long-term (14) 192,266 295,363 Other long-term assets (of which $16,830 and $24,300 in 2019 and 2018 due from related parties, (10, 12, 24) 188,380 159,775 respectively) Total long-term assets 3,665,368 3,593,272 Total assets $ 5,235,616 $ 5,748,332 The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (in thousands, except par value) As of December 31, Note 2019 2018 Liabilities and equity Current liabilities: Current portion of long-term debt (16) $ 285,244 $ 503,116 Accounts payable (24) 84,767 69,415 Fair value of derivative instruments — current (14) 103,175 106,594 Accrued and other current liabilities (of which $15,404 and $5,488 due to related parties in 2019 and (10, 13, 22) 444,303 263,017 2018, respectively) Income taxes payable 33,856 30,047 Total current liabilities 951,345 972,189 Long-term liabilities: Long-term debt, net of current portion (16) 1,421,108 1,671,090 Deferred income tax liabilities (16) 23,442 63,411 Fair value of derivative instruments — long-term (14) 196,929 317,393 Other long-term liabilities (12, 15) 106,201 89,279 Total long-term liabilities 1,747,680 2,141,173 Commitments and contingencies (20) Equity: Preference shares, 0.01 EUR par value, authorized—450,000 shares, no shares issued and outstanding — — Financing preference shares, 0.01 EUR par value, authorized—40,000 shares, no shares issued and — — outstanding Common Shares, 0.01 EUR par value, authorized—410,000 shares, issued — 230,829 shares in 2,702 2,702 2019 and 2018, respectively Additional paid-in capital 1,777,017 1,742,191 Retained earnings 1,178,457 1,379,624 Accumulated other comprehensive loss (18) (309,619) (310,644) Less treasury shares, at cost— 3,077 and 5,320 shares in 2019 and 2018, respectively (18) (111,966) (178,903) Total equity 2,536,591 2,634,970 Total liabilities and equity $ 5,235,616 $ 5,748,332 The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF (LOSS) INCOME (in thousands, except per share data) Years ended December 31, Note 2019 2018 2017 Net sales (3, 4, 24) $ 1,526,424 $ 1,501,848 $ 1,417,536 Cost of sales Cost of sales 449,651 444,165 422,226 Acquisition-related intangible amortization 71,511 56,723 72,749 Total cost of sales 521,162 500,888 494,975 Gross profit 1,005,262 1,000,960 922,561 Operating expenses: Research and development (3) 157,448 161,852 154,084 Sales and marketing 391,906 392,281 375,562 General and administrative (3) 112,262 104,568 102,080 Acquisition-related intangible amortization 29,973 39,032 39,398 Restructuring, acquisition, integration and other, net (6) 199,778 28,659 98,018 Long-lived asset impairments (6) 140,031 7,987 — Total operating expenses 1,031,398 734,379 769,142 (Loss) income from operations (26,136) 266,581 153,419 Other income (expense): Interest income 22,113 20,851 10,645 Interest expense (74,185) (67,293) (49,685 Other income (expense), net (6) 432 5,598 (4) Total other expense, net (51,640) (40,844) (39,044) (Loss) income before income tax (benefit) expense (77,776) 225,737 114,375 Income tax (benefit) expense (3, 17) (36,321) 35,357 73,981 Net (loss) income (41,455) 190,380 40,394 Basic (loss) earnings per common share (19) $ (0.18) $ 0.84 $ 0.18 Diluted (loss) earnings per common share (19) $ (0.18) $ 0.82 $ 0.17 Weighted-average common shares outstanding Basic (19) 226,777 226,640 228,074 Diluted (19) 226,777 233,456 233,009 The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME (in thousands) Years ended December 31, Note 2019 2018 2017 Net (loss) income $ (41,455) $ 190,380 $ 40,394 Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods: Gains (losses) on cash flow hedges, before tax (14) 17,052 25,207 (50,067) Reclassification adjustments on cash flow hedges, before tax (14) (3,888) (9,774) 26,136 Cash flow hedges, before tax 13,164 15,433 (23,931) Losses on marketable securities, before tax — — (854) Gains on pensions, before tax (796) 1,325 886 Foreign currency translation adjustments, before tax (12,156) (108,045) 135,945 Other comprehensive income (loss), before tax 212 (91,287) 112,046 Income tax relating to components of other comprehensive income (loss) 813 460 1,034 Total other comprehensive income (loss), after tax 1,025 (90,827) 113,080 Comprehensive (loss) income $ (40,430) $ 99,553 $ 153,474 The accompanying notes are an integral part of these consolidated financial statements. QIAGEN N.V. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Accumulated Other Additional Retained Comprehensive Income (in thousands) Note Common Shares Paid-In Capital Earnings (Loss) Treasury Shares Total Equity Shares Amount Shares Amount Balance at December 31, 239,707 $ 2,812 $ 1,794,665 $ 1,263,464 $ (333,839) (5,147) $ (120,006) $ 2,607,096 2016 Capital repayment (18) (8,878) (110) (244,319) — — 191 — (244,429) Issuance of warrants — — 45,307 — — — — 45,307 Net income — — — 40,394 — — — 40,394 Unrealized gain, net on — — — — 620 — — 620 pension Unrealized loss, net on (14) — — — — (42,489) — — (42,489) hedging contracts Realized loss, net on hedging (14) — — — — 19,602 — — 19,602 contracts Unrealized loss, net on (7) — — — — (786) — — (786) marketable securities Translation adjustment, net — — — — 136,133 — — 136,133 Purchase of treasury shares (18) — — — — — (1,909) (60,970) (60,970) Issuance of common shares in (22) — — — (55,913) — 2,593 61,989 6,076 connection with stock plan Share-based compensation (22) — — 34,442 — — — — 34,442 Balance at December 31, 230,829 $ 2,702 $ 1,630,095 $ 1,247,945 $ (220,759) (4,272) $ (118,987) $ 2,540,996 2017 ASU 2016-01 impact of — — — (942) 942 — — — change in accounting policy ASU 2016-16 impact of — — — (16,096) — — — (16,096) change in accounting policy ASC 606 impact of change in — — — (1,306) — — — (1,306) accounting policy Issuance of warrants (18) — — 71,983 — — — — 71,983 Net income — — — 190,380 — — — 190,380 Unrealized gain, net on — — — — 754 — — 754 pension Unrealized gain, net on (14) — — — — 22,365 — — 22,365 hedging contracts Realized gain, net on hedging (14) — — — — (7,331) — — (7,331) contracts Translation adjustment, net — — — — (106,615) — — (106,615) Purchase of treasury shares (18) — — — — — (2,871) (104,685) (104,685) Issuance of common shares in (22) — — — (40,357) — 1,823 44,769 4,412 connection with stock plan Share-based compensation (22) — — 40,113 — — — — 40,113 Balance at December 31, 230,829 $ 2,702 $ 1,742,191 $ 1,379,624 $ (310,644) (5,320) $ (178,903) $ 2,634,970 2018 ASC 842 impact of change in — — — (316) — — — (316) accounting policy Net loss — — — (41,455) — — — (41,455) Conversion of warrants (18) — — (31,067) (37,698) — 2,056 68,761 (4) Unrealized loss, net on — — — — (437) — — (437) pension Unrealized gain, net on (14) — — — — 17,052 — — 17,052 hedging contracts

Realized gain, net on hedging (14) — — — — (3,888) — — (3,888) contracts Translation adjustment, net — — — — (11,702) — — (11,702) Purchase of treasury shares (18) — — — — — (1,987) (74,450) (74,450) Issuance of common shares in (22) — — — (121,698) — 3,622 123,773 2,075 connection with stock plan Tax withholding related to (22) — — — — — (1,448) (51,147) (51,147) vesting of stock awards Share-based compensation (22) — — 65,893 — — — — 65,893 Balance at December 31, 230,829 $ 2,702 $ 1,777,017 $ 1,178,457 $ (309,619) (3,077) $ (111,966) $ 2,536,591 2019 The accompanying notes are an integral part of these consolidated financial statements. QIAGEN N.V. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, (in thousands) Note 2019 2018 2017 Cash flows from operating activities: Net (loss) income $ (41,455) $ 190,380 $ 40,394 Adjustments to reconcile net (loss) income to net cash provided by operating activities, net of effects of.active businesses acquired: Depreciation and amortization 231,458 206,436 216,448 Non-cash impairments (6) 144,830 17,020 5,137 Amortization of debt discount and issuance costs 40,763 35,537 24,773 Share-based compensation expense (22) 65,893 40,113 34,442 Deferred income tax (benefit) expense (17) (55,362) (23,272) 60,176 Loss (gain) on marketable securities 2,867 (2,725) 1,055 Reversals of contingent consideration (15) (10,433) — (3,269) Other items, net including fair value changes in derivatives (3,394) (8,834) (4,521) Net changes in operating assets and liabilities: Accounts receivable (4) (39,578) (41,813) (34,165) Inventories (4) (30,028) (36,918) (21,633) Prepaid expenses and other current assets (8) 18,626 (9,942) (5,245) Other long-term assets (1,406) (30,312) (16,786) Accounts payable 9,252 6,993 4,321 Accrued and other current liabilities (13) 19,913 (13,317) 2,828 Income taxes (17) (6,782) 14,239 (41,266) Other long-term liabilities (14,321) 15,911 24,090 Net cash provided by operating activities 330,843 359,496 286,779 Cash flows from investing activities: Purchases of property, plant and equipment (117,950) (109,773) (90,081) Proceeds from sale of equipment — — 42 Purchases of intangible assets (156,934) (40,990) (34,324) Purchases of investments, net (5,170) (9,398) (4,777) Cash paid for acquisitions, net of cash acquired (5) (68,058) (172,832) (50,549) Purchases of short-term investments (7) (293,959) (568,002) (450,564) Proceeds from redemptions of short-term investments (7) 396,098 691,765 189,006 Proceeds from divestiture (5) 1,000 16,394 — Cash received (paid) for collateral asset (14) 22,685 (3,461) (20,707) Other investing activities 10 (15,059) (2,310) Net cash used in investing activities (222,278) (211,356) (464,264) Cash flows from financing activities: Proceeds from long-term debt, net of issuance costs (16) — — 329,875 Proceeds from issuance of cash convertible notes, net of issuance costs (16) — 494,879 394,391 Purchase of call option related to cash convertible notes (16) — (97,277) (73,646) Proceeds from issuance of warrants, net of issuance costs (18) — 72,406 45,396 Capital repayment (18) — — (243,945) Proceeds from exercise of call option related to cash convertible notes (16) 134,737 — —

Payment of intrinsic value of cash convertible notes (16) (133,763) — — Repayment of long-term debt (16) (506,400) — — Principal payments on capital leases — (1,308) (1,402) Proceeds from issuance of common shares 2,075 4,412 6,075 Tax withholding related to vesting of stock awards (49,998) — — Purchase of treasury shares (18) (74,450) (104,685) (60,970) Other financing activities (11,281) (8,019) (8,587) Net cash (used in) provided by financing activities (639,080) 360,408 387,187 Effect of exchange rate changes on cash, cash equivalents and restricted cash 826 (7,183) 8,832 Net (decrease) increase in cash, cash equivalents and restricted cash (529,689) 501,365 218,534 Cash and cash equivalents, beginning of period 1,159,079 657,714 439,180 Cash, cash equivalents and restricted cash, end of period $ 629,390 $ 1,159,079 $ 657,714 Supplemental cash flow disclosures: Cash paid for interest $ 29,721 $ 25,902 $ 20,252 Cash paid for income taxes $ 41,474 $ 29,317 $ 40,499 Supplemental disclosure of non-cash investing activities: Equipment purchased through capital lease $ — $ — $ 88 The accompanying notes are an integral part of these consolidated financial statements.

Financial Results Notes to consolidated financial statements December 31, 2019 1. Corporate Information and Basis of Presentation Corporate Information QIAGEN N.V. is a public limited liability company ('naamloze vennootschap') under Dutch law with registered office at Hulsterweg 82, 5912 PL Venlo, The Netherlands. QIAGEN N.V., a Netherlands holding company, and subsidiaries (we, our or the Company) is the leading global provider of Sample to Insight solutions that are used by over 500,000 customers worldwide to transform biological samples into valuable molecular insights. Our sample technologies are used to isolate and process DNA, RNA and proteins - the building blocks of life - from blood, tissue and other materials. Assay technologies are used to make these biomolecules visible and ready for analysis. Bioinformatics software and knowledge bases are used to analyze and interpret complex genomic data to report relevant, actionable insights. Automation solutions are used to tie these technologies together in seamless and cost- effective workflows. We provide this portfolio to two major customer classes: Molecular Diagnostics (human healthcare) and Life Sciences comprised of Academia / Applied Testing (life sciences research, forensics and food safety) and Pharma. With approximately 5,100 employees in over 35 locations worldwide, we market our products in more than 130 countries. Basis of Presentation The accompanying consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles (GAAP) and all amounts are presented in U.S. dollars rounded to the nearest thousand, unless otherwise indicated. The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments, contingent consideration and available-for-sale financial instruments that have been measured at fair value. We undertake acquisitions to complement our own internal product development activities. In 2019, we completed three immaterial acquisitions, including the January 2019 acquisition of N-of-One, Inc., a privately-held U.S. molecular decision support company and pioneer in clinical interpretation services for complex genomic data located in Concord, Massachusetts. On April 27, 2018, we acquired all shares in STAT-Dx Life, S.L. (STAT-Dx), a privately- held company located in Barcelona, Spain and on April 19, 2018, we acquired all remaining shares of a privately held entity in which we held a minority interest. On January 6, 2017, we acquired OmicSoft Corporation, located in Cary, North Carolina (U.S.). Accordingly, at their respective acquisition dates, all the assets acquired and liabilities assumed were recorded at their respective fair values and our consolidated results of operations include the operating results from the acquired companies from the acquisition dates. Certain prior year amounts have been reclassified to conform to the current year presentation. Beginning in 2019 in the Consolidated Statements of (Loss) Income, the line item "Acquisition-related intangible amortization" in cost of sales is presented separately. Previously, these amounts were presented together in one line in cost of sales. Additionally beginning in 2019, "Restructuring, acquisition, integration and other, net" and "Long-lived asset impairments" within operating expenses are presented separately. Previously, these amounts were presented together with general and administrative expenses in one line as "General and administrative, restructuring, integration and other, net." These reclassifications had no effect on (loss) income from operations.

2. Effects of New Accounting Pronouncements The following new Financial Accounting Standards Board (FASB) Accounting Standards Updates (ASU) were adopted in 2019, 2018 and 2017: Adoption of New Accounting Standards in 2019 The FASB issued guidance codified in Accounting Standards Codification (ASC) Topic 842, Leases (Topic 842), which supersedes the lease requirements in ASC Topic 840 and aims to increase transparency and comparability among organizations and requires disclosure of key information about leasing arrangements. The main principle of ASC 842 requires lessees to recognize the assets and liabilities that arise from nearly all leases on the consolidated balance sheet. Lessor accounting remains mainly consistent with the former guidance, with the majority of changes allowing for better alignment with the new lessee model and ASC Topic 606. We adopted these standards as per the effective date of January 1, 2019, using the modified retrospective approach and did not restate comparative periods. Under this approach, the cumulative effect of initially applying the standard was recognized as an adjustment to the opening balance of retained earnings on the date of initial application. As a lessee, the classification of our leases did not change, but we recognized a lease liability and corresponding right-of-use asset on our consolidated balance sheets for all our operating leases. We have elected the package of practical expedients which allows us to not reassess (1) whether existing contracts contain leases, (2) the lease classification for existing leases, and (3) whether existing initial direct costs meet the new definition. We also elected the hindsight practical expedient which permits entities to use hindsight in determining the lease term when transitioning to ASC 842. Our initial lease liabilities and right-of-use assets totaled $57.7 million and $57.4 million, respectively, as recorded in our consolidated balance sheet as of January 1, 2019, primarily relating to leased office space. The difference between the additional lease assets and lease liabilities was recorded as a $0.3 million adjustment to retained earnings. Further disclosure is found in Note 12 "Leases". ASU 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities, makes more financial and nonfinancial hedging strategies eligible for hedge accounting. It also amends the presentation and disclosure requirements and changes how companies assess effectiveness. It is intended to more closely align hedge accounting with companies’ risk management strategies, simplify the application of hedge accounting, and increase transparency as to the scope and results of hedging programs. The new guidance became effective for public entities beginning on January 1, 2019 by applying a modified retrospective approach to existing hedging relationships as of the adoption date. Under the modified retrospective approach, entities with cash flow or net investment hedges will make (1) a cumulative-effect adjustment to accumulated other comprehensive income so that the adjusted amount represents the cumulative change in the hedging instruments’ fair value since hedge inception (less any amounts that should have been recognized in earnings under the new accounting model) and (2) a corresponding adjustment to opening retained earnings as of the most recent period presented on the date of adoption. We adopted ASU 2017-12 on January 1, 2019 without any cumulative effect. ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, removes Step 2 of the goodwill impairment test. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. ASU 2017-04 is effective for public entities for annual periods beginning January 1, 2020 and early adoption is permitted. The new guidance is required to be applied on a prospective basis. We adopted ASU 2017-04 on January 1, 2019 and applied the new guidance prospectively as required. ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework, provides guidance that eliminates, adds and modifies certain disclosure requirements for fair value measurements. ASU 2018-13 is effective for public entities for annual periods beginning January 1, 2020. Entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. We adopted ASU 2018-13 on January 1, 2019 and applied the entire standard to disclosures as required beginning in 2019. ASU 2018-15, Intangibles--Goodwill and Other--Internal-Use Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, provides guidance on a customer's accounting for implementation, set-up, and other upfront costs incurred in a cloud computing arrangement that is hosted by the vendor, i.e. a service contract. Under the new guidance, customers will apply the same criteria for capitalizing implementation costs as they would for an arrangement that has a software license.

ASU 2018-15 is effective for public entities for annual periods beginning January 1, 2020, and early adoption is permitted and should be applied either retrospectively or prospectively to all implementation costs incurred after the date of adoption. We adopted ASU 2018-15 on January 1, 2019 and applied the guidance to all implementation costs prospectively. ASU 2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities, amends how a decision maker or service provider determines whether its fee is a variable interest entity (VIE) when a related party under common control also has an interest in the VIE. We adopted ASU 2018-17 on January 1, 2019, on a prospective basis. Adoption of New Accounting Standards in 2018 ASU 2014-09, Revenue from Contracts with Customers (Topic 606) and additional related accounting standard updates to clarify and provide implementation guidance were adopted with a date of initial application of January 1, 2018. The comparative information for 2017 has not been adjusted and continues to be reported under ASC Topic 605 Revenue Recognition. As a result, we changed our accounting policy for revenue recognition as further discussed in the Notes below. We applied the Topic 606 using the "modified retrospective method" by recognizing the effect of initially applying Topic 606 as an $1.3 million decrease to the opening balance of retained earnings at January 1, 2018, for all contracts not completed at January 1, 2018. ASU 2016-01, Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities as well as an additional clarifying accounting standard update became effective for our financial statements beginning in the first quarter of 2018. This ASU makes targeted improvements to existing U.S. GAAP for both the recognition and measurement of financial assets and financial liabilities. Changes in accounting to our equity investments as a result of this standard are further discussed in Notes below. As required, we adopted using a cumulative-effect adjustment to the balance sheet as of the beginning of 2018 and recorded an adjustment to decrease opening retained earnings at January 1, 2018 by $0.9 million as required for our equity investments recorded at fair value. ASU 2016-05, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments and ASU 2016-18, Statement of Cash Flows (Topic 320): Restricted Cash, addresses classification issues and presentation related to the statement of cash flows and was adopted on January 1, 2018 without any impact from the adoption. ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory, aims to improve the accounting for the income tax consequences of intra-entity transfers of assets other than inventory. This standard was adopted on a modified retrospective basis resulting in a decrease to opening retained earnings of $16.1 million at January 1, 2018. ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, clarifies and provides a more robust framework to use in determining when a set of assets and activities is a business. We adopted this update beginning January 1, 2018, without impact. ASU 2017-09, Compensation-Stock Compensation (Topic 718): Scope of Modification Accounting, clarifies when to account for a change to the terms and conditions of a share-based payment award as a modification. This guidance is effective prospectively and was adopted as of January 1, 2018. ASU 2018-02, Income Statement - Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income, permits reclassification of stranded tax effects of the U.S. Tax Cuts and Jobs Act (Tax Act). We adopted this standard as of April 1, 2018 with no impact as we had no stranded tax effects. This guidance only relates to the effects of the Tax Act. For all other tax law changes that have occurred or may occur in the future, we reclassify the tax effects to the consolidated statement of income (loss) on an item-by-item basis when the pre-tax item in accumulated other comprehensive income (loss) is reclassified to income.

ASU 2018-07, Compensation-Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, aligns most of the accounting for share-based payment awards issued to employees and non- employees. We early adopted this standard as of July 1, 2018, without material impact. Adoption of New Accounting Standards in 2017 ASU 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory, requires in scope inventory to be measured at the lower of cost and net realizable value. We adopted this standard without material impact. ASU 2016-07, Investments - Equity Method and Joint Ventures (Topic 323): Simplifying the Transition to the Equity Method of Accounting, eliminates the requirement to retroactively adopt the equity method of accounting when an investment qualifies for use of the equity method as a result of an increase in the level of ownership or degree of influence. We adopted this standard without impact. ASU 2016-09, Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, simplifies several aspects of accounting for share-based payment transactions, including income tax consequences. We adopted this standard on January 1, 2017 on a prospective basis. New Accounting Standards Not Yet Adopted The following new FASB Accounting Standards Updates, which are not yet adopted as of December 31, 2019, have been grouped by their required effective dates: First Quarter of 2020 ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, provides financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. To achieve this objective, the amendments in ASU 2016-13 replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The measurement of expected credit losses under Topic 326 is applicable to financial assets measured at amortized cost, including loan receivables and held-to- maturity debt securities. It also applies to off-balance sheet credit exposures not accounted for as insurance (loan commitments, standby letters of credit, financial guarantees, and other similar instruments) and net investments in leases recognized by a lessor in accordance with Topic 842 on leases. In addition, Topic 326 made changes to the accounting for available-for-sale debt securities. One such change is to require credit losses to be presented as an allowance rather than as a write-down on available-for-sale debt securities management does not intend to sell or believes is more likely than not they will be required to sell. Topic 326 is effective for us for annual periods beginning on January 1, 2020 and we will adopt using the modified retrospective approach. Under this approach, the cumulative effect of initially applying the standard is recognized as adjustment to the opening balance of retained earnings on the date of initial application. We currently expect a transition adjustment of approximately $14.0 million due primarily to expected credit losses on loans, notes and accounts receivable. ASU 2018-18, Collaborative Arrangements (Topic 808): Clarifying the Interaction between Topic 808 and Topic 606, precludes an entity from presenting consideration from a transaction in a collaborative arrangement as revenue from contracts with customers if the counterparty is not a customer of that transaction. The guidance amends ASC 808 to refer to unit-of-account guidance in ASC 606 and requires it to be used only when assessing whether a transaction is in the scope of ASC 606. ASU 2018-18 is effective for us for annual periods beginning on January 1, 2020. Entities are required to apply the amendments retrospectively to the date they initially applied ASC 606. We adopted ASU 2018-18 on January 1, 2020 without any cumulative effect. First Quarter of 2021 ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, removes certain exceptions for recognizing deferred taxes for investments, performing intraperiod tax allocations and calculating income taxes in interim periods. The ASU also adds guidance to reduce complexity in certain areas, including recognizing deferred taxes for tax goodwill and allocating income taxes to members of a consolidated group. ASU 2019-12 is effective for annual periods beginning on January 1, 2021, with earlier adoption permitted. We intend to adopt the ASU on the effective date of January 1, 2021 and are evaluating the potential impact ASU 2019-12 may have on our consolidated financial statements. ASU 2020-01, Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)-Clarifying the Interactions between Topic 321, Topic 323, and Topic 815, addresses accounting for the transition into and out of the equity method and measuring certain purchased options and forward contracts to acquire investments. We intend to adopt the ASU on the effective date of January 1, 2021 and are evaluating the potential impact ASU 2020-01 may have on our consolidated financial statements. 3. Summary of Significant Accounting Policies Principles of Consolidation The consolidated financial statements include the accounts of QIAGEN N.V. and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. Investments in either common stock or in- substance common stock of companies where we exercise significant influence over the operations but do not have control, and where we are not the primary beneficiary, are accounted for using the equity method. All other investments are accounted for as discussed under "Non-marketable Investments" below. When there is a portion of equity in an acquired subsidiary not attributable, directly or indirectly, to the Company, we record the fair value of the noncontrolling interests at the acquisition date and classify the amounts attributable to noncontrolling interests separately in equity in the consolidated financial statements. Any subsequent changes in the Company's ownership interest while the Company retains its controlling financial interest in its subsidiary are accounted for as equity transactions. Use of Estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingencies at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Concentrations of Risk We buy materials for products from many suppliers, and are not dependent on any one supplier or group of suppliers for the business as a whole. However, key components of certain products, including certain instrumentation components and chemicals, are available only from a single source. If supplies from these vendors were delayed or interrupted for any reason, we may not be able to obtain these materials timely or in sufficient quantities in order to produce certain products and sales levels could be negatively affected. Additionally, our customers include researchers at pharmaceutical and biotechnology companies, academic institutions, and government and private laboratories. Fluctuations in the research and development budgets of these researchers and their organizations for applications in which our products are used could have a significant effect on the demand for our products. The financial instruments used in managing our foreign currency, equity and interest rate exposures have an element of risk in that the counterparties may be unable to meet the terms of the agreements. We attempt to minimize this risk by limiting the counterparties to a diverse group of highly-rated international financial institutions. The carrying values of our financial instruments incorporate the non-performance risk by using market pricing for credit risk. However, we have no reason to believe that any counterparties will default on their obligations. In order to minimize our exposure with any single counterparty, we have entered into master agreements which allow us to manage the exposure with the respective counterparty on a net basis. Other financial instruments that potentially subject us to concentrations of credit risk are cash and cash equivalents, short-term investments, and accounts receivable. We attempt to minimize the risks related to cash and cash equivalents and short-term investments by dealing with highly-rated financial institutions and investing in a broad and diverse range of financial instruments. We have established guidelines related to credit quality and maturities of investments intended to maintain safety and liquidity. Concentration of credit risk with respect to accounts receivable is limited due to a large and diverse customer base, which is dispersed over different geographic areas. Allowances are maintained for potential credit losses and such losses have historically been within expected ranges. Foreign Currency Translation Our reporting currency is the U.S. dollar and the functional currencies of our subsidiaries are generally the local currency of the respective countries in which they are headquartered. All amounts in the financial statements of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of equity at historical rates. Translation gains or losses are recorded in equity, and transaction gains and losses are reflected in net income as a component of other expense, net. Realized gains or losses on the value of derivative contracts entered into to hedge the exchange rate exposure of receivables and payables are also included in net (loss) income as a component of other expense, net. The net loss on foreign currency transactions was $5.7 million, $12.3 million, and $3.3 million in 2019, 2018 and 2017, respectively, and is included in other income (expense), net. The exchange rates of key currencies were as follows: Closing rate at December 31, Annual average rate (US$ equivalent for one) 2019 2018 2019 2018 2017 Euro (EUR) 1.1234 1.1450 1.1196 1.1813 1.1292 Pound Sterling (GBP) 1.3204 1.2800 1.2768 1.3356 1.2882 Swiss Franc (CHF) 1.0350 1.0161 1.0062 1.0228 1.0156 Australian Dollar (AUD) 0.7023 0.7059 0.6954 0.7478 0.7666 Canadian Dollar (CAD) 0.7696 0.7337 0.7535 0.7719 0.7710 Japanese Yen (JPY) 0.0092 0.0091 0.0092 0.0091 0.0089 Chinese Yuan (CNY) 0.1437 0.1454 0.1448 0.1514 0.1480 Segment Information We determined that we operate as one operating segment in accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 280, Segment Reporting. Our chief operating decision maker (CODM) makes decisions based on the Company as a whole. In addition, we have a common basis of organization and types of products and services which derive revenues and consistent product margins. Accordingly, we operate and make decisions as one reporting unit. Revenue Recognition Beginning January 1, 2018, we recognize revenues when control of promised goods or services transfers to our customers in an amount that reflects the consideration that is expected to be received in exchange for those goods or services. The majority of our sales revenue continues to be recognized when products are shipped to the customers at which point control transfers. Prior to January 1, 2018, payments for milestones, generally based on the achievement of substantive and at-risk performance criteria, were recognized in full at such time as the specified milestone had been achieved according to the terms of the agreement. See Note 4 "Revenue" for further discussion of accounting for milestone payments after adoption of ASC 606 Revenue from Contracts with Customers. Warranty We provide warranties on our products against defects in materials and workmanship for a period of 1 year. A provision for estimated future warranty costs is recorded in cost of sales at the time product revenue is recognized.

Product warranty obligations are included in accrued and other current liabilities in the accompanying consolidated balance sheets. Research and Development Research and product development costs are expensed as incurred. Research and development expenses consist primarily of salaries and related expenses, facility costs, and amounts paid to contract research organizations and laboratories for the provision of services and materials as well as costs for internal use or clinical trials. Government Grants We recognize government grants when there is reasonable assurance that all conditions will be complied with and the grant will be received. Our government grants generally represent subsidies for specified activities and are therefore recognized when earned as a reduction of the expenses recorded for the activity that the grants are intended to compensate. Thus, when the grant relates to research and development expense, the grant is recognized over the same period that the related costs are incurred. Otherwise, amounts received under government grants are recorded as liabilities in the balance sheet. When the grant relates to an asset, the nominal amount of the grant is deducted from the carrying amount of the asset and recognized over the same period that the related asset is depreciated. Borrowing Costs Borrowing costs directly attributable to the acquisition, construction or production of an asset that takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the respective assets (qualifying asset) when such borrowing costs are significant. All other borrowing costs are expensed in the period they occur. Shipping and Handling Income and Costs Shipping and handling costs charged to customers are recorded as revenue in the period that the related product sale revenue is recorded. Associated costs of shipping and handling are included in sales and marketing expenses. For the years ended December 31, 2019, 2018 and 2017, shipping and handling costs totaled $27.9 million, $28.4 million and $28.6 million, respectively. Advertising Costs The costs of advertising are expensed as incurred and are included as a component of sales and marketing expense. Advertising costs for the years ended December 31, 2019, 2018 and 2017 were $8.1 million, $8.1 million and $7.2 million, respectively. General and Administrative General and administrative expenses primarily represent the costs required to support administrative infrastructure. These costs include licensing costs in connection with continued investments information technology improvements, including cyber security, across the organization as well as personnel in administrative functions. Restructuring, Acquisition, Integration and Other We incur indirect acquisition and business integration costs in connection with business combinations. These costs represent incremental costs that we believe would not have been incurred absent the business combinations. Major components of these costs include consulting and related fees incurred to integrate or restructure the acquired operations, payroll and related costs for employees remaining with the Company on a transitional basis and public relations, advertising and media costs for re-branding of the combined organization. Restructuring costs include personnel costs (principally termination benefits) as well as contract and other costs, primarily contract termination costs. Termination benefits are accounted for in accordance with FASB ASC Topic 712, Compensation - Nonretirement Postemployment Benefits, and are recorded when it is probable that employees will be entitled to benefits and the amounts can be reasonably estimated. Estimates of termination benefits are based on the frequency of past termination benefits, the similarity of benefits under the current plan and prior plans, and the existence of statutory required minimum benefits. Contract and other costs are accounted for in accordance with FASB ASC Topic 420, Exit or Disposal Cost Obligations and are recorded when the liability is incurred. The specific restructuring measures and associated estimated costs are based on management's best business judgment under the existing circumstances at the time the estimates are made. If future events require changes to these estimates, such adjustments will be reflected in the period of the revised estimate. Income Taxes We account for income taxes under the liability method. Under this method, total income tax expense is the amount of income taxes expected to be payable for the current year plus the change from the beginning of the year for deferred income tax assets and liabilities established for the expected further tax consequences resulting from differences in the financial statement carrying amount and the tax basis of assets and liabilities. Deferred tax assets and/or liabilities are determined by multiplying the differences between the financial statement carrying amount and the tax reporting bases for assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. Deferred tax assets are reduced by a valuation allowance to the amount more likely than not to be realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Tax benefits are initially recognized in the financial statements when it is more likely than not that the position will be sustained upon examination by the tax authorities. Such tax positions are initially and subsequently measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon settlement with the taxing authority using the cumulative probability method, assuming the tax authority has full knowledge of the position and all relevant facts. Our policy is to recognize interest accrued related to unrecognized tax benefits in interest expense and penalties within the income tax expense. Derivative Instruments We enter into derivative financial instrument contracts to minimize the variability of cash flows or income statement impact associated with the anticipated transactions being hedged or to hedge fluctuating interest rates. As changes in foreign currency or interest rate impact the value of anticipated transactions, the fair value of the forward or swap contracts also changes, offsetting foreign currency or interest rate fluctuations. Derivative instruments are recorded on the balance sheet at fair value. Changes in fair value of derivatives are recorded in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction. Share-Based Payments Compensation cost for all share-based payments is recorded based on the grant date fair value, less an estimate for pre-vesting forfeitures, recognized in expense over the service period using an accelerated method. Forfeiture Rate — This is the estimated percentage of grants that are expected to be forfeited or canceled on an annual basis before becoming fully vested. We estimated the forfeiture rate based on historical forfeiture experience. Restricted Stock Units and Performance Stock Units: Restricted stock units and performance stock units represent rights to receive Common Shares at a future date. The fair market value of restricted and performance stock units is determined based on the number of stock units granted and the fair market value of our shares on the grant date. The fair market value at the time of the grant, less an estimate for pre-vesting forfeitures, is recognized in expense over the vesting period. At each reporting period, the estimated performance achievement of the performance stock units is assessed and any change in the estimated achievement is recorded on a cumulative basis in the period of adjustment. Cash and Cash Equivalents Cash and cash equivalents consist of cash on deposit in banks and other cash invested temporarily in various instruments that are short-term and highly liquid, and having an original maturity of less than 90 days at the date of purchase.

(in thousands) 2019 2018 Cash at bank and on hand $ 189,569 $ 208,083 Short-term bank deposits 434,078 950,996 Cash and Cash Equivalents $ 623,647 $ 1,159,079 Restricted Cash Restricted cash includes cash that is subject to legal restriction in connection with a tender offer and not available for general operating purposes. As of December 31, 2019, we have $5.7 million of restricted cash. Short-Term Investments Short-term investments are classified as “available for sale” and stated at fair value, which is equivalent to the amortized cost, in the accompanying balance sheet. Interest income is accrued when earned and changes in fair market values are reflected in other income (expense), net. The amortization of premiums and accretion of discounts to maturity arising from acquisition is included in interest income. A decline in fair value that is judged to be other- than-temporary is accounted for as a realized loss and the write-down is included in the consolidated statements of income. Realized gains and losses, determined on a specific identification basis on the sale of short-term investments, are included in income. Fair Value of Financial Instruments The carrying amount of cash and cash equivalents, notes receivable, accounts receivable, accounts payable and accrued liabilities approximate their fair values because of the short maturities of those instruments. The carrying value of our variable rate debt and capital leases approximates their fair values because of the short maturities and/or interest rates which are comparable to those available to us on similar terms. The fair values of the Cash Convertible Notes are based on an estimation using available over-the-counter market information. The fair values of the Private Placement Senior Notes were estimated using the changes in the U.S. Treasury rates and the fair value of the German Private Placement is based on an estimation using changes in the euro swap rates Accounts Receivable and Allowance for Doubtful Accounts Our accounts receivable are unsecured and we are at risk to the extent such amounts become uncollectible. We continually monitor accounts receivable balances, and provide for an allowance for doubtful accounts at the time collection becomes questionable based on payment history or age of the receivable. Amounts determined to be uncollectible are written off against the allowance. For the years ended December 31, 2019, 2018 and 2017, write-offs of accounts receivable totaled $5.8 million, $2.8 million and $3.2 million, respectively, while provisions for doubtful accounts which were charged to expense totaled $8.7 million, $4.4 million and $3.1 million, respectively. For all years presented, no single customer represented more than ten percent of accounts receivable or consolidated net sales. Inventories Inventories are stated at the lower of cost or net realizable value, determined on either a weighted average cost basis or a standard cost basis which is regularly adjusted to actual. Inventories include material, direct labor and overhead costs and are reduced for estimated obsolescence. Inventories consisted of the following as of December 31, 2019 and 2018: (in thousands) 2019 2018 Raw materials $ 26,077 $ 25,819 Work in process 45,729 38,659 Finished goods 98,898 98,434 Total inventories, net $ 170,704 $ 162,912

Property, Plant and Equipment Property, plant and equipment, including equipment acquired under capital lease obligations, are stated at cost less accumulated amortization. Capitalized internal-use software costs include only those direct costs associated with the actual development or acquisition of computer software solely to meet internal needs and cloud-based applications to deliver our service and comprise costs associated with the design, coding, installation and testing of the system. Costs associated with preliminary development, such as the evaluation and selection of alternatives, as well as training, maintenance and support are expensed as incurred. Costs for software to be sold, leased or otherwise marketed that are related to the conceptual formulation and design are expensed as incurred. Costs incurred to produce software products and the software components of products to be sold, leased or marketed after technological feasibility is established are capitalized and amortized in accordance with the accounting standards for the costs of software to be sold, leased, or otherwise marketed. All other depreciation is computed using the straight-line method over the estimated useful lives of the assets (3 to 40 years). Amortization of leasehold improvements is computed on a straight-line basis over the lesser of the remaining life of the lease or the estimated useful life of the improvement asset. We have a policy of capitalizing expenditures that materially increase assets’ useful lives and charging ordinary maintenance and repairs to operations as incurred. When property or equipment is disposed of, the cost and related accumulated depreciation and amortization are removed from the accounts and any gain or loss is included in earnings. Business Combinations We include the results of operations of the businesses that we acquire as of the acquisition date. The purchase price of an acquired business is allocated to the individual assets acquired and liabilities assumed based on their fair values at the date of acquisition. Those fair values are determined using income, cost and market approaches, most of which depend upon significant inputs that are not observable in the market, or level 3 measurements. The excess of purchase price over the fair value of identifiable assets acquired and liabilities assumed is recorded as goodwill. Acquisition-related expenses are recognized separately from the business combinations and are expensed as incurred. The purchase price for some business combinations includes consideration that is contingent on the achievement of net sales or earnings targets by the acquired business. Contingent consideration is measured initially and on a recurring basis at fair value. Payments to settle the acquisition-date fair value of contingent consideration are presented as financing activities on the statement of cash flows; any payments in excess of the acquisition-date fair value are presented as operating activities. Acquired Intangibles and Goodwill Acquired intangibles with alternative future uses are carried at cost less accumulated amortization and consist of licenses to technology held by third parties and other acquired intangible assets. Amortization is computed over the estimated useful life of the underlying patents, which has historically ranged from 1 to 20 years. Purchased intangible assets acquired in business combinations, other than goodwill, are amortized over their estimated useful lives unless these lives are determined to be indefinite. Intangibles are assessed for recoverability considering the contract life and the period of time over which the intangible will contribute to future cash flow. The unamortized cost of intangible assets, where cash flows are independent and identifiable from other assets, is evaluated periodically and adjusted, if necessary, if events and circumstances indicate that a decline in value below the carrying amount has occurred. Intangible asset impairments recorded during the year ended December 31, 2019 are further discussed in Note 6 "Restructuring". Amortization expense related to developed technology and patent and license rights which have been acquired in a business combination is included in cost of sales. Amortization of trademarks, customer base and non-compete agreements which have been acquired in a business combination is recorded in operating expense under the caption 'acquisition-related intangible amortization'. Amortization expenses of intangible assets not acquired in a business combination are recorded within either the cost of sales, research and development or sales and marketing line items based on the use of the asset.

We dispose the gross carrying amount and accumulated amortization of fully amortized intangible assets from historic business combinations once they are considered fully integrated into our business. The fair value of in-process research and development (IPR&D) acquired in a business combination is capitalized as an indefinite-lived intangible asset until completion or abandonment of the related research and development activities. IPR&D is tested for impairment annually or when any event or circumstance indicates that the fair value may be below the carrying value. If and when research and development is complete, the associated asset is amortized over the estimated useful life. Goodwill represents the difference between the purchase price and the estimated fair value of the net assets acquired arising from business combinations. Goodwill is subject to impairment tests annually or earlier if indicators of potential impairment exist, using a fair-value-based approach. We have elected to perform our annual test for indications of impairment as of October 1st of each year. Following the annual impairment tests for the years ended December 31, 2019, 2018 and 2017, goodwill has not been impaired. Non-Marketable Investments We have investments in non-marketable equity securities issued by privately held companies. These investments are included in other long-term assets in the accompanying consolidated balance sheets. Non-marketable investments through which we exercise significant influence but do not have control are accounted for using the equity method. We monitor for changes in circumstances that may require a reassessment of the level of influence. Following the adoption of ASU 2016-01 on January 1, 2018, our non-marketable equity securities not accounted for under the equity method are either carried at fair value or under the measurement alternative. Under the measurement alternative, the carrying value is measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. Adjustments are determined primarily based on a market approach as of the transaction date. Investments are evaluated periodically, or when impairment indicators are noted, to determine if declines in value are other-than-temporary. In making that determination, we consider all available evidence relating to the realizable value of a security. This evidence includes, but is not limited to, the following: › adverse financial conditions of a specific issuer, segment, industry, region or other variables; › the length of time and the extent to which the fair value has been less than cost; and › the financial condition and near-term prospects of the issuer. We consider whether the fair values of any of our non-marketable investments have declined below their carrying value whenever adverse events or changes in circumstances indicate that recorded values may not be recoverable. If any such decline is considered to be other than temporary (based on various factors, including historical financial results, product development activities and the overall health of the affiliate’s industry), then a write-down of the investment would be recorded in operating expense to its estimated fair value. Variable Interest Entities We evaluate at the inception of each arrangement whether we have made an investment in an entity that is considered a variable interest entity (VIE) or if we hold other variable interests in an arrangement that is considered a variable interest entity (VIE). We consolidate VIEs when we are the primary beneficiary. The primary beneficiary of a VIE is the party that meets both of the following criteria: (1) has the power to make decisions that most significantly affect the economic performance of the VIE; and (2) has the obligation to absorb losses or the right to receive benefits that in either case could potentially be significant to the VIE. Periodically, we assess whether any changes in our interest or relationship with the entity affect our determination of whether the entity is still a VIE and, if so, whether we are the primary beneficiary. If we are not the primary beneficiary in a VIE, we account for the investment or other variable interests in a VIE as an investment in a non-marketable investment or in accordance with other applicable GAAP.

Impairment of Long-Lived Assets We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or a group of assets may not be recoverable. We consider, amongst other indicators, a history of operating losses or a change in expected sales levels to be indicators of potential impairment. Assets are grouped and evaluated for impairment at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. If an asset is determined to be impaired, the loss is measured as the amount by which the carrying amount of the asset exceeds fair value which is determined by applicable market prices, when available. When market prices are not available, we generally measure fair value by discounting projected future cash flows of the asset. Considerable judgment is necessary to estimate discounted future cash flows. Accordingly, actual results could differ from such estimates. 4. Revenue Nature of Goods and Services Our revenues are reported net of sales and value added taxes and accruals for estimated rebates and returns and are derived primarily from the sale of consumable and instrumentation products, and to a much lesser extent, from the sale of services, intellectual property and technology. Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration we expect to receive in exchange for those products or services. We enter into contracts that can include various combinations of products and services, which are generally distinct and accounted for as separate performance obligations. The transaction price is allocated to performance obligations based on their relative stand-alone selling prices. We offer warranties on our products. Certain of our warranties are assurance-type in nature and do not cover anything beyond ensuring that the product is functioning as intended. Based on the guidance in Topic 606, assurance-type warranties do not represent separate performance obligations. The Company also sells separately- priced service contracts which qualify as service-type warranties and represent separate performance obligations. We sell our products and services both directly to customers and through distributors generally under agreements with payment terms typically less than 90 days and in most cases not exceeding one year and therefore contracts do not contain a significant financing component. Consumable and Related Revenue Consumable Products: In the last three years, revenue from consumable product sales has accounted for approximately 78-80% of our net sales and revenue is recognized when performance obligations under the terms of a contract with a customer are satisfied. The majority of our contracts have a single performance obligation to transfer a product or multiple performance obligations to transfer multiple products concurrently. Accordingly, we recognize revenue when control of the products has transferred to the customer, which is generally at the time of shipment of products as this is when title and risk of loss have been transferred. In addition, invoicing typically occurs at this time so this is when we have a present right to payment. Revenue is measured as the amount of consideration we expect to receive in exchange for transferring products and is generally based upon a negotiated formula, list or fixed price. Related Revenue: Revenues from related products include software-as-a-service (SaaS), licenses, intellectual property and patent sales, royalties and milestone payments and over the last three years has accounted for approximately 8- 10% of our net sales. SaaS arrangements: Revenue from SaaS arrangements, which allow customers to use hosted software over the contract period without taking possession of the software, is recognized over the duration of the agreement unless the terms of the agreement indicate that revenue should be recognized in a different pattern, for example based on usage. Licenses: Licenses for on-site software, which allow customers to use the software as it exists when made available, are sold as perpetual licenses or term licenses. Revenue from on-site licenses are recognized upfront at the point in time at the later of when the software is made available to the customer and the beginning of the license term. When a portion of the transaction price is allocated to a performance obligation to provide support and/or updates, revenue is recognized as the updates/support are provided, generally over the life of the license. Fees from research collaborations include payments for technology transfer and access rights. Royalties from licensees of intellectual property are based on sales of licensed products and revenues are recognized at the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied). Milestone Payments: At the inception of each companion diagnostic co-development arrangement that includes development milestone payments, which represent variable consideration, we evaluate whether the milestones are probable of being reached and estimate the amount to be included in the transaction price using the most likely amount method. If it is probable that a significant revenue reversal would not occur, the associated milestone value is included in the transaction price. Milestone payments that are not within our control, such as milestones which are achieved through regulatory approvals, are considered to be constrained and excluded from the transaction price until those approvals are received. Revenue is recognized following the input method as this is considered to best depict the timing of the transfer of control. This involves measuring actual hours incurred to date as a proportion of the total budgeted hours of the project. At the end of each subsequent reporting period, the proportion of completion is trued-up. We also re-evaluate the probability of achievement of development milestones and any related constraint on a periodic basis, and if necessary, adjust our estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect revenues and earnings in the period of adjustment. Instruments Revenue from instrumentation includes the instrumentation equipment, installation, training and other instrumentation services, such as extended warranty services or product maintenance contracts and over the last three years has accounted for approximately 11-12% of net sales. Revenue from instrumentation equipment is recognized when the customer obtains control of the instrument which is predominantly at the time of delivery or when title has transferred to the customer. Service revenue is recognized over the term of the service period as the customers benefit from the service throughout the service period. Revenue related to services performed on a time-and-materials basis is recognized when performed. Contract Estimates The majority of our revenue is derived from contracts (i) with an original expected length of one year or less and (ii) contracts for which we recognize revenue at the amount in which we have the right to invoice as product is delivered. We have elected the practical expedient not to disclose the value of remaining performance obligations associated with these types of contracts. However, we have certain companion diagnostic co-development contracts in which our performance obligations extend over multiple years. As of December 31, 2019, we had $20.4 million of remaining performance obligations for which the transaction price is not constrained related to these contracts of which we expect to recognize over the next 12 to 18 months. Revenue expected to be recognized in any future year related to remaining performance obligations, excluding revenue pertaining to contracts that have an original expected duration of one year or less, contracts where revenue is recognized as invoiced and contracts with variable consideration related to undelivered performance obligations, is not material. Contract Balances The timing of revenue recognition, billings and cash collections can result in billed accounts receivable, unbilled receivables (contract assets), and customer advances and deposits (contract liabilities) in the consolidated balance sheet. Contract assets as of December 31, 2019 and 2018 totaled $5.5 million and $6.9 million, respectively, and are included in prepaid expenses and other current assets in the accompanying consolidated balance sheets and relate to the companion diagnostic co-development contracts discussed above. Contract liabilities primarily relate to advances or deposits received from customers before revenue is recognized and is primarily related to instrument service and software subscription revenue. As of December 31, 2019 and 2018, contract liabilities totaled $56.2 million and $54.3 million, respectively, of which $48.5 million and $45.3 million is included in accrued and other current liabilities, respectively, and $7.7 million and $9.0 million in included in other long-term liabilities, respectively. During the twelve months ended December 31, 2019 and 2018, we satisfied the associated performance obligations and recognized revenue of $48.3 million and $44.5 million, respectively, related to advance customer payments previously received. Disaggregation of Revenue We disaggregate our revenue based on product categories and customer class as shown in the tables below for the years ended December 31, 2019, 2018 and 2017: 2019 Consumables (in thousands) and related Instruments Total Molecular Diagnostics $ 665,866 $ 71,266 $ 737,132 Life Sciences 688,281 101,011 789,292 Academia / Applied Testing 418,518 69,114 487,632 Pharma 269,763 31,897 301,660 Total $ 1,354,147 $ 172,277 $ 1,526,424 2018 Consumables and related Instruments Total Molecular Diagnostics $ 649,602 $ 82,197 $ 731,799 Life Sciences 665,857 104,192 770,049 Academia / Applied Testing 407,370 72,131 479,501 Pharma 258,487 32,061 290,548 Total $ 1,315,459 $ 186,389 $ 1,501,848 2017 Consumables (in thousands) and related Instruments Total Molecular Diagnostics $ 605,462 $ 77,702 $ 683,164 Life Sciences 637,253 97,119 734,372 Academia / Applied Testing 392,066 67,477 459,543 Pharma 245,187 29,642 274,829 Total $ 1,242,715 $ 174,821 $ 1,417,536 Refer to Note 21 "Segment Information" for disclosure of revenue by geographic region. 5. Acquisitions and Divestitures Business Combinations and Asset Acquisitions

For acquisitions which have been accounted for as business combinations, the acquired companies’ results have been included in the accompanying consolidated statements of income from their respective dates of acquisition. Our acquisitions have historically been made at prices above the fair value of the acquired net assets, resulting in goodwill, due to expectations of synergies of combining the businesses. These synergies include use of our existing infrastructure, such as sales force, shared service centers, distribution channels and customer relations, to expand sales of an acquired business' products; use of the infrastructure of the acquired businesses to cost-effectively expand sales of our products; and elimination of duplicative facilities, functions and staffing. If the acquired net assets do not constitute a business under the acquisition method of accounting, the transaction is accounted for as an asset acquisition and no goodwill is recognized. In an asset acquisition, the amount allocated to acquired IPR&D with no alternative future use is charged to expense at the acquisition date. 2019 Business Combinations In January 2019, we completed the acquisition of N-of-One, Inc., a privately-held U.S. molecular decision support company and pioneer in clinical interpretation services for complex genomic data located in Concord, Massachusetts. The cash consideration, net of cash acquired, was $24.5 million. This acquisition was not significant to the overall consolidated financial statements and as of December 31, 2019, the allocation of the purchase price was final. The acquisition did not have a material impact to net sales, net income or earnings per share and therefore no pro forma information has been provided herein. In the third quarter of 2019, we acquired two additional companies for total cash consideration, net of cash acquired, of $43.5 million. The purchase price allocations for these acquisitions are preliminary and are based upon preliminary estimates which used information that was available to management at the time the financial statements were prepared and these estimates and assumptions are subject to change within the measurement period, up to one year from the acquisition date. Accordingly, the allocation may change. We continue to gather information about the assets and liabilities acquired, including the acquired tax balance. These acquisitions were not significant to the overall consolidated financial statements and the acquisitions did not have a material impact to net sales, net income or earnings per share. Thus, no pro forma information has been provided herein. 2018 Business Combination In April 2018, we acquired all shares in STAT-Dx Life, S.L. (STAT-Dx), a privately-held company located in Barcelona, Spain, which is developing the next generation of multiplex diagnostics for one-step, fully integrated molecular analysis of common syndromes using a novel system based on real-time PCR technology and proven QIAGEN chemistries. The cash consideration totaled $148.8 million. The acquisition included contingent consideration which is recorded as part of the purchase price based on the acquisition date fair value. Potential contingent payments through 2024 under the purchase agreement total $44.3 million, of which the fair value of $37.4 million was recorded as purchase price using a probability-weighted analysis of the future milestones applying discount rates between 6.5% and 6.9%. Direct acquisition costs totaled $2.0 million. The final purchase price allocation differed from the initial preliminary purchase price allocation as follows:

Preliminary As of April 27, (in thousands) Final 2018 Difference Purchase Price: Cash consideration $ 148,780 $ 148,780 $ — Fair value of contingent consideration 37,377 36,751 626 $ 186,157 $ 185,531 $ 626 Final Allocation: Cash and cash equivalents $ 7,357 $ 7,357 $ — Prepaid expenses and other current assets 1,432 1,432 — Inventories 1,868 1,868 — Income tax receivables 2,213 2,213 — Accounts payable (1,412) (1,412) — Accruals and other current liabilities (1,785) (560) (1,225) Fixed and other long-term assets 6,306 6,434 (128) Developed technology 31,300 80,100 (48,800) In-process research and development 24,300 — 24,300 Goodwill 117,621 97,268 20,353 Deferred tax liability on fair value of identifiable intangible assets (3,043) (9,169) 6,126 acquired Total $ 186,157 $ 185,531 $ 626 The changes in the values of in-process research and development assets and developed technology relate to new information obtained, that existed at the acquisition date, regarding key assumptions in the valuation model since the initial purchase price allocation. The weighted average amortization period for the developed technology is 10 years. The goodwill acquired is not deductible for tax purposes. In-process research and development relates to technologies that remain in development at the time of acquisition and which had not yet obtained regulatory approval. During 2019, one development project was completed and a portion of in-process research and development costs were reclassified into developed technology as further discussed in Note 11 "Goodwill and Intangible Assets". The remaining technologies within in-process research and development are expected to be completed within the next two years. Revenue and earnings in the reporting periods since the acquisition date have not been significant. No pro forma financial information has been provided herein as the acquisition of STAT-Dx did not have a material impact to our net sales, net income or earnings per share on a pro forma basis. Other 2018 Business Combination In April 2018, we acquired all remaining shares of a privately held entity in which we held a minority interest. The value of the minority interest investment was revalued in connection with the acquisition by $4.8 million and a corresponding gain was recorded in general and administrative, restructuring, integration and other, net in the accompanying consolidated statement of income for the year ended December 31, 2018. This acquisition was not significant to the overall consolidated financial statements. The acquisition did not have a material impact to net sales, net income or earnings per share and therefore no pro forma information has been provided herein. 2019 Asset Acquisition On January 31, 2019, we acquired the digital PCR asset of Formulatrix, Inc., a developer of laboratory automation solutions. We paid Formulatrix $125.0 million in cash upon closing and will pay future milestone payments of $135.9 million in 2020. As of December 31, 2019, $134.3 million is included in accrued and other current liabilities in the accompanying consolidated balance sheet for the present value of the future expected payments.

Divestitures In 2019, we sold a portfolio of protein catalysation products for $1.0 million. An immaterial gain was recorded on the sale. In 2018, we sold a portfolio of veterinary testing products for a total of €15.1 million ($18.5 million), of which $16.4 million was received in cash and the balance due in April 2020. An $8.0 million gain was recorded on the sale to other income (expense), net in the accompanying consolidated statements of income for the year- ended December 31, 2018. 6. Restructuring and Impairments As part of our restructuring activities, we incur expenses that qualify as exit and disposal costs under U.S. GAAP including severance and employee costs as well as contract and other costs, primarily contract termination costs, as well as inventory write-offs and other implementation costs primarily related to consulting fees. Personnel related costs primarily relate to cash severance and other termination benefits including accelerated share-based compensation. We also incur expenses that are an integral component of, and are directly attributable to, our restructuring activities which do not qualify as exit and disposal costs under U.S. GAAP, which consist of asset-related costs such as intangible asset impairments and other asset related write-offs. Personnel costs are primarily determined based on established benefit arrangements, local statutory requirements, or historical benefit practices. We recognize these benefits when payment is probable and estimable. Other benefits which require future service and are associated to non-recurring benefits are recognized ratably over the future service period. Other assets, including inventory, are impaired or written-off if the carrying value exceeds the fair value. All other costs are recognized as incurred. 2019 Restructuring In the second half of 2019, we decided to suspend development of NGS-related instrument systems and entered into a new strategic partnership with Illumina to commercialize IVD kits worldwide on Illumina's diagnostic sequencers. In order to align our business with this new strategy, we began restructuring initiatives to target resource allocation to growth opportunities in our Sample to Insight portfolio. Impairments to property, plant and equipment primarily impacted computer software and machinery and equipment. Costs incurred to either purchase software or produce software products and the software components of products to be sold, leased or marketed after technological feasibility is established were previously capitalized during the development of certain NGS-related instrument systems. These long-lived assets were fully impaired due to the decision to suspend further development. In addition to computer software, certain machinery and equipment assets were fully impaired given that these assets had no alternative use following the changes announced for this program and it was estimated that no value was recoverable in a market disposal. Due to the suspended development, intangible assets were also assessed for recoverability. The abandoned assets include developed technology related to the suspended projects as well as the termination of licenses which were used exclusively in connection with this program. As a result, we recorded intangible asset impairment charges due to the conclusion that the identified assets have no alternative use outside of the suspended program and thus are fully impaired. We also conducted an impairment review of inventory and prepaid and other assets and recorded the charges noted in the table below. As these charges, including inventory, are a direct result of the decision to suspend further development of NGS-related instrument systems and are not related to external market factors, the impairment charges were recorded in the line item restructuring, acquisition, integration and other, net in the consolidated statements of (loss) income due to the assets being deemed excess and no longer utilized due to the discontinued development and related actions discussed above. In addition, we have initiated measures to: › shift Commercial Operations activities into Business Areas;

› transition manufacturing activities into a regional structure; and › expand the scope of activities at QIAGEN Business Services (QBS) centers in Wroclaw, Poland and Manila, Philippines The following is a summary of the charges recorded during the year ended December 31, 2019. Year ended December 31, 2019 Consolidated Statement of (Loss) Income Classification and Type of Charge (in thousands) Note Total Restructuring, acquisition, integration and other, net Personnel related (of which $2,956 due to related parties) (22) $ 70,578 Contract termination costs (of which $15,676 due to related parties) 42,099 Consulting fees 10,150 Accounts receivable (of which $5,984 due from related parties) 10,825 Inventories 12,336 Prepaid expenses and other assets (of which $12,915 was long-term and $2,270 due from related parties) 17,012 163,000 Long-lived asset impairments Property, plant and equipment (9) 98,472 Intangible assets (11) 40,301 138,773 Other (expense) income, net Equity method investment impairment (10) 4,799 Total $ 306,572 Of the total costs incurred, $60.2 million are accrued as of December 31, 2019 in accrued and other current liabilities in the accompanying consolidated balance sheet as summarized in the following table that includes the cash components of the restructuring activity. Personnel Contract Consulting (in thousands) Related Termination Fees Total Costs incurred in 2019 $ 44,640 $ 42,099 $ 10,150 $ 96,889 Payments (17,272) (18,294) (2,162) (37,728) Foreign currency translation adjustment 631 493 (53) 1,071 Liability at December 31, 2019 $ 27,999 $ 24,298 $ 7,935 $ 60,232 Future pre-tax costs between $15 - $23 million are expected to be incurred primarily related to personnel, consulting and contract termination costs before completion of the program in 2020. 2017 Restructuring We initiated restructuring initiatives in 2017 to mitigate the negative impacts stemming from the U.S. tax reform. Total pre-tax costs for the initiatives, which were concluded in 2018, were $24 million and no additional costs will be incurred related to this program. Cumulative costs for this program were as follows:

Inventory Write-offs & Personnel Contract and Asset (in thousands) Related Other Costs Impairments Total Cost of sales $ — $ — $ 3,039 $ 3,039 Restructuring, acquisition, integration and other, net 6,174 4,583 — 10,757 Total 2017 costs 6,174 4,583 3,039 13,796 Cost of sales 424 1,193 — 1,617 Restructuring, acquisition, integration and other, net 4,207 4,232 1,610 10,049 Total 2018 costs 4,631 5,425 1,610 11,666 Restructuring, acquisition, integration and other, net (1,100) — — (1,100) Total 2019 releases (1,100) — — (1,100) Total cumulative costs $ 9,705 $ 10,008 $ 4,649 $ 24,362 The following table summarizes the cash components of the restructuring activity. Personnel (in thousands) Related Consulting Costs Total Liability at December 31, 2017 $ 6,222 $ 4,585 $ 10,807 Additional costs in 2018 6,468 5,554 12,022 Release of excess accrual (1,837) (129) (1,966) Payments (6,892) (7,149) (14,041) Foreign currency translation adjustment (141) (17) (158) Liability at December 31, 2018 $ 3,820 $ 2,844 $ 6,664 Release of excess accrual (1,100) — (1,100) Payments (2,269) (2,828) (5,097) Foreign currency translation adjustment (49) (16) (65) Liability at December 31, 2019 $ 402 $ — $ 402 During 2018, fixed asset impairments of $1.6 million were recorded in connection with this initiative and are included within restructuring, acquisition, integration and other, net in the accompanying consolidated statements of income. As of December 31, 2019 and 2018, liabilities of $0.4 million and $6.7 million, respectively, are included in accrued and other current liabilities in the accompanying consolidated balance sheets. 2016 Restructuring During 2016, we initiated a series of targeted actions to support faster sales momentum and improve efficiency and accountability. The objective with these actions is to ensure that we grow sustainably and consistently. Measures included simplifying our geographic presence with site reductions, focusing resources to shared service centers, and streamlining selected organizational structures. The cumulative cost for this program was $97.1 million and no additional costs will be incurred related to this program. During the year ended December 31, 2017, we incurred $19.7 million of costs, of which $1.4 million was included in cost of sales and $18.3 million was included in restructuring, acquisition, integration and other, net. During the years ended December 31, 2019 and 2018, releases of excess accruals as included in the table below were included in restructuring, acquisition, integration and other, net. The following table summarizes the cash components of the restructuring activity.

Personnel Contract and (in thousands) Related Facility Related Other Costs Total Liability at December 31, 2017 $ 4,294 $ 1,052 $ 1,066 $ 6,412 Release of excess accrual (343) (838) (546) (1,727) Payments (3,648) (214) (494) (4,356) Foreign currency translation adjustment (48) — (26) (74) Liability at December 31, 2018 $ 255 $ — $ — $ 255 Release of excess accrual (31) — — (31) Payments (225) — — (225) Foreign currency translation adjustment 1 — — 1 Liability at December 31, 2019 $ — $ — $ — $ — 7. Short-Term Investments At December 31, 2019 and 2018, we had $129.6 million ($65.0 million and €57.5 million) and $234.3 million ($134.1 million and €87.5 million), respectively, of money market deposits, commercial paper and loan receivables due from financial and nonfinancial institutions as summarized below. These instruments are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are carried at fair market value, which is equal to the cost. All instruments are classified as current assets in the accompanying balance sheets as they either have a maturity of less than one year or are redeemable at our discretion. Interest income is determined using the effective interest rate method. December 31, December 31, (in thousands) 2019 2018 Money market deposits $ 87,468 $ 20,000 Commercial paper 22,459 179,219 Loans receivable 19,659 35,037 Total $ 129,586 $ 234,256 8. Prepaid Expenses and Other Current Assets Prepaid expenses and other current assets are summarized as follows as of December 31, 2019 and 2018: (in thousands) Notes 2019 2018 Prepaid expenses $ 45,409 $ 48,250 Other receivables 37,025 11,127 Value added tax 20,347 24,416 Cash collateral (14) 2,683 25,368 Total prepaid expenses and other current assets $ 105,464 $ 109,161 9. Property, Plant and Equipment Property, plant and equipment, including equipment acquired under capital lease obligations, are summarized as follows as of December 31, 2019 and 2018:

Estimated useful (in thousands) life(in years) 2019 2018 Land — $ 17,684 $ 17,938 Buildings and improvements 5-40 341,032 322,751 Machinery and equipment 3-10 292,294 306,750 Computer software 3-7 301,604 277,006 Furniture and office equipment 3-10 102,901 109,770 Construction in progress — 98,858 80,874 1,154,373 1,115,089 Less: Accumulated depreciation and amortization (699,130) (603,430) Property, plant and equipment, net $ 455,243 $ 511,659 Amortization of assets acquired under capital lease obligations is included within accumulated depreciation and amortization above for the years ended December 31, 2019 and 2018, respectively.Amortization of assets acquired under capital lease obligations is included within accumulated depreciation and amortization above for the years ended December 31, 2019 and 2018, respectively. We recorded asset impairment charges as follows below for the years ended December 31, 2019 and 2018. Year ended December 31, ($ in thousands) 2019 2018 Machinery and equipment $ 9,177 $ — Computer software 44,649 2,911 Furniture and office equipment 4,030 — Construction in progress 41,870 4,979 Total impairment in property, plant and equipment $ 99,726 $ 7,890 During the year ended December 31, 2019, $98.5 million of impairments were related to the 2019 Restructuring program discussed in Note 6 "Restructuring" while the remaining $1.2 million were related to other identified impairments during the year. In 2018, we recorded asset impairment charges of $7.9 million of internal-use software of which $1.6 million related to the 2017 Restructuring program discussed in Note 6 "Restructuring" and $6.3 million related to strategic shifts in our business. No impairments to property, plant and equipment were recognized during the year ended December 31, 2017. For the years ended December 31, 2019, 2018 and 2017 depreciation and amortization expense totaled $86.0 million, $87.9 million and $82.5 million, respectively. For the years ended December 31, 2019, 2018 and 2017 amortization related to computer software to be sold, leased or marketed totaled $18.3 million, $17.2 million and $13.9 million, respectively. Impairment charges related to computer software to be sold, leased or marketed are included in computer software and construction in progress in the table above and totaled $65.9 million for the year ended December 31, 2019. As of December 31, 2019 and 2018, the unamortized balance of computer software to be sold, leased or marketed was $36.6 million and $100.5 million, respectively. Repairs and maintenance expense was $10.7 million, $12.1 million and $12.7 million in 2019, 2018 and 2017, respectively. For the year ended December 31, 2019 and 2018, construction in progress primarily includes amounts related to ongoing software development projects. For the years ended December 31, 2019, 2018 and 2017, interest capitalized in connection with construction projects was not significant. 10. Investments

The following discusses our marketable investments, non-marketable investments and the realized and unrealized gains and losses on these investments. Marketable Equity Securities A summary of our investments in marketable equity securities that have readily determinable fair values that are classified as available-for-sale follows below. These investments are reported at fair value with gains and losses recorded in earnings beginning in January 2018 upon adoption of ASU 2016-01. Prior to adoption, these investments were reported at fair value with unrealized gains and losses recognized in accumulated other comprehensive income on the balance sheet. Accordingly, upon adoption, we recorded a cumulative effect adjustment to decrease opening retained earnings at January 1, 2018 by a net of tax amount of $0.9 million (pre- tax $1.1 million) for unrealized losses as of the adoption date. As of December 31, 2019 HTG Molecular Oncimmune Diagnostics, Inc Holdings (in thousands, except shares held) (HTGM) plc(Oncimmune) Shares held 833,333 560,416 Cost basis $ 2,000 — Fair value $ 585 $ 285 Total cumulative unrealized (loss) gain $ (1,415) $ 285 As of December 31, 2018 Curetis N.V. (in thousands) HTGM (Curetis) Shares held 833,333 204,000 Cost basis $ 2,000 $ 1,444 Fair value $ 2,117 $ 350 Total cumulative unrealized gain (loss) $ 117 $ (1,094) During 2019, we received 560,416 shares in Oncimmune in settlement of a zero-book value financial instrument held with a third party. On the date of receipt, these shares held a fair value of $0.7 million which was recorded as a gain in other income (expense), net in the accompanying statements of (loss) income. Also during 2019, we sold the remaining 204,000 Curetis shares and recognized an immaterial loss in other income (expense), net. During the year ended December 31, 2018, we sold 116,424 shares of Curetis and recognized a gain of $0.3 million in other income (expense), net in the accompanying statements of (loss) income. During the years ended December 31, 2019 and 2018, losses recognized for the change in fair market value of all marketable equity securities totaled $2.1 million and $0.1 million, respectively. As of December 31, 2019 and 2018, these marketable securities are included in other long-term assets in the accompanying consolidated balance sheets. Non-Marketable Investments We have made strategic investments in certain privately-held companies without readily determinable market values. Non-Marketable Investments Accounted for Under the Equity Method A summary of our non-marketable investments accounted for as equity method investments is as follows:

Equity investments as of Share of income (loss)for the years December 31, ended December 31, Ownership (in thousands) Percentage 2019 2018 2019 2018 2017 PreAnalytiX GmbH 50.00% $ 5,452 $ 5,405 $ 3,971 $ 4,062 $ 3,818 Suzhou Fuda Business Management and Consulting Partnership 33.67% 3,100 3,138 — — — TVM Life Science Ventures III 4.80% 1,219 — (330) — — Apis Assay Technologies Ltd 19.00% 719 770 (51) — — Hombrechtikon Systems Engineering AG 19.00% (761) 378 (1,124) (668) (346) MAQGEN Biotechnology Co., Ltd 40.00% — 5,154 (383) (579) (542) Biotype Innovation GmbH 0.00% — — — (123) 39 Pyrobett 19.00% — — — (100) 195 $ 9,729 $ 14,845 $ 2,083 $ 2,592 $ 3,164 Of the $9.7 million of non-marketable investments accounted for as equity method investments, $10.5 million is included in other long-term assets and $0.8 million, where we are committed to fund losses, is included in other long- term liabilities in the accompanying consolidated balance sheets as of December 31, 2019. During 2019, we made an investment in TVM Life Science Ventures III and as of December 31, 2019 we hold a 4.8% ownership stake in this limited partnership that is accounted for under the equity method as we have the ability to exercise significant influence over the limited partnership. Also during the year ended December 31, 2019, we recorded an impairment of $4.8 million in other income (expense), net in the accompanying consolidated statements of income, following changes in circumstances of MAQGEN Biotechnology Co., Ltd that indicated the carrying value was no longer recoverable. Accordingly, the investment was fully impaired. In 2018, we recorded impairments totaling $6.1 million in other (expense) income, net in the accompanying consolidated statements of income, following changes in the investees' circumstances that indicated the carrying value was no longer recoverable. During 2017, we sold our interest in QIAGEN (Suzhou) Institute of Translation Research Co., Ltd., which had no book value at the time of sale, for $3.5 million and recorded a corresponding gain in other income (expense), net in the accompanying statements of income. Three of our equity method investments are variable interest entities and we are not the primary beneficiary as we do not hold the power to direct the activities that most significantly impact the economic performance. Therefore, these investments are not consolidated. As of December 31, 2019 and 2018, these investments had a total net carrying value of $1.2 million, of which $1.9 million is included in other long-term assets and $0.8 million is included in other long-term liabilities in the accompanying consolidated balance sheet. As of December 31, 2018, these investments held a balance of $1.1 million which is included in other long-term assets in the consolidated balance sheet. These balances represent our maximum exposure to loss. Non-Marketable Investments Not Accounted for Under the Equity Method At December 31, 2019 and 2018, we had investments in non-publicly traded companies that do not have readily determinable fair values with carrying amounts that totaled $70.8 million and $59.5 million, respectively. The changes in these investments which are measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer for the years ended December 31, 2019 and 2018 are as follows:

(in thousands) 2019 2018 Balance at beginning of year $ 59,484 $ 33,605 Cash investments in equity securities, net 3,619 9,633 Net increases due to observable price changes 7,760 13,104 Conversion of note receivable to equity securities — 11,369 Sale of equity securities — (5,400) Full acquisition of equity securities — (2,710) Foreign currency translation adjustments (14) (117) Balance at end of year $ 70,849 $ 59,484 During 2019, we made additional investments of $3.6 million in non-marketable investments not accounted for under the equity method. As of December 31, 2019 and December 31, 2018, investments in variable interest entities had a total carrying value of $41.0 million which is included in other long-term assets in the consolidated balance sheets, representing our maximum exposure to loss. Since adoption of ASU 2016-01, upward adjustments in the carrying value of these investments have been recognized for observable price changes totaling $20.9 million, of which $7.8 million occurred in 2019 and $13.1 million was recognized in 2018 in other income (expense), net in the accompanying consolidated statements of income. These adjustments were due to equity offerings at a higher price from the issuer in orderly transactions for identical or similar investments as those we hold. During 2018, we made investments of $9.6 million in equity securities, of which $9.3 million was an additional investment in NeuMoDx Molecular, Inc. (NeuMoDx). The investment is part of a strategic partnership with NeuMoDx to commercialize two new fully integrated systems for automation of PCR (polymerase chain reaction) testing. Under the agreement, we will initially distribute the NeuMoDx™ 288 (high-throughput version) and NeuMoDx™ 96 (mid- throughput version) in Europe and other major markets worldwide outside of the United States. NeuMoDx will distribute these instruments within the United States directly. The two companies have also entered into an agreement under which we can acquire all NeuMoDx shares not currently owned by QIAGEN at a predetermined price of approximately $234 million, subject to the achievement of certain regulatory and operational milestones. During 2018, we converted a note receivable from a non-publicly traded company, considered a related party, into an equity interest in that company. This note held a balance of $11.4 million including principal balance and accrued interest at conversion which was a non-cash investing activity and is therefore not included in the consolidated statement of cash flows. Also during 2018, we sold our interest in a non-publicly traded company which had a book value of $5.4 million. Proceeds from the sale totaled $10.5 million in cash resulting in a corresponding gain of $5.1 million recorded in other income (expense), net in the accompanying consolidated statement of income. Additionally during 2018, we acquired all remaining shares of a privately held entity in which we held a minority interest as discussed in Note 5 "Acquisitions and Divestitures". In 2017, we recorded total impairments to non-marketable investments not accounted for under the equity method of $5.1 million in other income (expense), net in the accompanying consolidated statement of income. 11. Goodwill and Intangible Assets The following sets forth the intangible assets by major asset class as of December 31, 2019 and 2018:

2019 2018 Weighted Average Gross Carrying Accumulated Gross Carrying Accumulated (in thousands) Life(in years) Amount Amortization Amount Amortization Amortized Intangible Assets: Patent and license rights 10.19 $ 320,406 $ (216,554) $ 448,220 $ (310,040) Developed technology 10.96 766,966 (346,085) 770,955 (561,615) Customer base, trademarks, and non-compete 11.68 314,638 (213,881) 427,512 (323,024) agreements 10.95 $ 1,402,010 $ (776,520) $ 1,646,687 $ (1,194,679) Unamortized Intangible Assets: In-process research and development $ 6,944 $ 23,035 Goodwill 2,140,503 2,108,536 $ 2,147,447 $ 2,131,571 The in-process research and development is associated to the acquisition of STAT-Dx as further discussed in Note 5 "Acquisitions and Divestitures". The estimated fair value of acquired in-process research and development projects which have not reached technological feasibility at the date of acquisition are capitalized and subsequently tested for impairment through completion of the development process, at which point the capitalized amounts are amortized over their estimated useful life. If a project is abandoned rather than completed, all capitalized amounts are written-off immediately. During 2019, one development project was completed and, after testing for impairment, $15.9 million of in-process research and development costs were reclassified into developed technology. Developed technology includes the digital PCR asset from Formulatrix as discussed in Note 5 "Acquisitions and Divestitures" which is being amortized over 10 years. The changes in intangible assets for the years ended December 31, 2019 and 2018 are as follows: (in thousands) 2019 2018 Balance at beginning of year $ 475,043 $ 499,318 Additions 286,159 32,159 Additions from acquisitions 36,458 81,200 Amortization (122,560) (118,576) Disposals — (4,426) Impairments (40,301) — Foreign currency translation adjustments (2,365) (14,632) Balance at end of year $ 632,434 $ 475,043 During the year ended December 31, 2019, we recorded an impairment charge of $40.3 million related to the restructuring activities discussed further in Note 6 "Restructuring and Impairments" of which $28.1 million is related to patent and license rights and $12.1 million is related to developed technology. Amortization expense on intangible assets totaled approximately $122.6 million, $118.6 million and $133.8 million, respectively, for the years ended December 31, 2019, 2018 and 2017. Cash paid for purchases of intangible assets during the year ended December 31, 2019 totaled $156.9 million, of which $11.5 million is related to current year payments for licenses that were accrued as of December 31, 2018 and $0.5 million is related to prepayments recorded in other long-term assets in the accompanying consolidated balance sheet. Intangible asset additions of $286.2 million includes $144.9 million of cash paid during the year ended December 31, 2019, together with $137.8 million of additions that were accrued as of December 31, 2019 and $3.5 million of additions which were previously recorded as prepayments.

Cash paid for intangible assets during the year ended December 31, 2018 totaled $41.0 million of which $11.9 million is related to current year payments for licenses that were accrued as of December 31, 2017 and $3.3 million is related to prepayments recorded in other long-term assets in accompanying consolidated balance sheet. Intangible asset additions of $32.2 million includes $25.8 million of cash paid during the year ended December 31, 2018, together with $4.2 million of additions that were accrued as of December 31, 2018 and $2.2 million of additions which were previously recorded as prepayments. Amortization of intangibles for the next five years is expected to be approximately: (in thousands) Amortization Years ended December 31: 2020 $ 100,891 2021 $ 92,512 2022 $ 78,454 2023 $ 76,239 2024 $ 71,910 The changes in goodwill for the years ended December 31, 2019 and 2018 are as follows: (in thousands) 2019 2018 Balance at beginning of year $ 2,108,536 $ 2,012,904 Business combinations 34,807 142,287 Purchase adjustments (236) — Disposals (225) (5,682) Foreign currency translation adjustments (2,379) (40,973) Balance at end of year $ 2,140,503 $ 2,108,536 The changes in the carrying amount of goodwill during the year ended December 31, 2019 resulted primarily from the acquisition of N-of-One, Inc. and other acquisitions and divestitures discussed in Note 5 "Acquisitions and Divestitures" and changes in foreign currency translation. The changes in goodwill during the year ended December 31, 2018 resulted primarily from the acquisition of STAT-Dx and other acquisitions and divestitures also discussed in Note 5 Note 5 "Acquisitions and Divestitures". 12. Leases In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) and additionally in July 2018, the ASU 2018- 11, Leases (Topic 842) Targeted Improvements, which superseded ASC Topic 840, Leases. The new standard increases transparency and comparability by requiring the recognition by lessees of right-of-use (“ROU”) assets and lease liabilities on the balance sheet for those leases classified as operating leases. Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. Accounting Policies We adopted Topic 842 Leases on its effective date on January 1, 2019 and the comparative information has not been adjusted and continues to be reported under ASC Topic 840 Leases. As a result, we changed our accounting policy for leases as detailed below. We implemented the standard using the required modified retrospective approach and have also elected to utilize the package of practical expedients, which permitted us to not reassess (1) whether any expired or existing contracts are or contain leases, (2) the lease classification for any expired or existing leases, and (3) any initial direct costs for any existing leases as of the effective date. We also elected the practical expedient to use hindsight in determining the appropriate lease term and in assessing impairment of its right-of-use assets. In using the modified retrospective approach, we were required to recognize and measure leases existing at, or entered into after, the beginning of the earliest comparative period presented. Adoption of the new standard resulted in the recording of additional net lease assets and lease liabilities of approximately $57.4 million and $57.7 million, respectively as of January 1, 2019. The difference between the additional lease assets and lease liabilities was recorded as a $0.3 million adjustment to retained earnings. The standard did not materially impact our consolidated income statements and had no impact on cash flows. Nature of Existing Leases We have operating and finance leases for equipment, cars, machinery, other equipment, office and buildings. Our leases have remaining lease terms of 1 year to 9 years, some of which include options to extend or early renew the leases, and some of which include options to early terminate the leases. As of December 31, 2019, no such options have been recognized as part of the right-of-use assets and lease liabilities. Operating leases can contain variable lease charges based on an index like consumer prices or rates. During 2019, amounts recorded as variable lease payments not included in the operating lease liability were not material. When we cannot readily determine the interest rate implicit in the operating lease contracts, we apply our incremental borrowing rate based on information available at the commencement date in determining the present value of lease payments. We use the implicit rate when it is readily determinable. Supplemental balance sheet and other information related to leases was as follows: (in thousands, except lease term and discount rate) Location in balance sheet December 31, 2019 Operating lease right-of-use assets Other long-term assets $ 57,305 Current operating lease liabilities Accrued and other current liabilities $ 18,739 Long-term operating lease liabilities Other long-term liabilities $ 39,631 Weighted average remaining lease term - operating leases (in years) 3.71 Weighted average discount rate - operating leases 2.39 % The components of lease expense were as follows: Year Ended December 31, (in thousands) 2019 Operating lease cost $ 24,378 Supplemental cash flow information related to leases was as follows: Year Ended December 31, (in thousands) 2019 Cash paid for amounts included in the measurement of lease liabilities: Operating cash flows from operating leases $ (26,113) Right-of-use assets obtained in exchange for lease obligations: Operating leases $ 24,670

Maturities of lease liabilities were as follows: (in thousands) Operating Leases 2020 $ 19,914 2021 16,009 2022 11,885 2023 7,119 2024 3,391 Thereafter 3,202 Total lease payments(1) 61,520 Less imputed interest (3,150) Total $ 58,370 (1) Total lease payments exclude payments associated to the lease agreement discussed below that has not yet commenced. As of December 31, 2019, we had an additional operating lease for a facility related primarily to research and development that has not yet commenced but will create significant rights and obligations for the Company. The agreement commences in 2020 with future undiscounted aggregate lease payments of $44.5 million to be paid over a lease term of 15 years. We did not hold any material finance leases as of December 31, 2019 or January 1, 2019. 13. Accrued and Other Current Liabilities Accrued and other current liabilities at December 31, 2019 and 2018 consist of the following: (in thousands) Note 2019 2018 Accrued contingent consideration and milestone payments (15) $ 142,604 $ 27,820 Accrued expenses and other liabilities 93,204 103,449 Payroll and related accruals 66,866 66,871 Restructuring (6) 62,227 6,850 Deferred revenue (4) 48,525 45,358 Operating lease liabilities (12) 18,739 — Accrued royalties (22) 5,481 5,469 Accrued interest on long-term debt (16) 5,257 6,200 Cash collateral (14) 1,400 1,000 Total accrued and other current liabilities $ 444,303 $ 263,017 14. Derivatives and Hedging Objective and Strategy In the ordinary course of business, we use derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and interest bearing assets or liabilities. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with our global financial and operating activities. We do not utilize derivative or other financial instruments for trading or other speculative purposes. We recognize all derivatives as either assets or liabilities on the balance sheet on a gross basis, measure those instruments at fair value and recognize the change in fair value in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. We have agreed with almost all of our counterparties with whom we had entered into cross-currency swaps, interest rate swaps or foreign exchange contracts, to enter into bilateral collateralization contracts under which we will receive or provide cash collateral, as the case may be, for the net position with each of these counterparties. As of December 31, 2019, cash collateral positions consisted of $1.4 million recorded in accrued and other current liabilities and $2.7 million recorded in prepaid expenses and other current assets in the accompanying consolidated balance sheet. As of December 31, 2018, we had a liability position of $1.0 million recorded in accrued and other current liabilities and $25.4 million recorded in prepaid expenses and other current assets in the accompanying consolidated balance sheet. Non-Derivative Hedging Instrument Net Investment Hedge In 2017, we entered into a foreign currency non-derivative hedging instrument that is designated and qualifies as net investment hedge. The objective of the hedge is to protect part of the net investment in foreign operations against adverse changes in the exchange rate between the Euro and the functional currency of the U.S. dollar. The non- derivative hedging instrument is the German private corporate bond ("Schuldschein") which was issued in the total amount of $331.1 million as described in Note 16 "Lines of Credit and Debt". Of the $331.1 million, which is held in both U.S. dollars and Euro, €255.0 million is designated as the hedging instrument against a portion of our Euro net investments in our foreign operations. The relative changes in both the hedged item and hedging instrument are calculated by applying the change in spot rate between two assessment dates against the respective notional amount. The effective portion of the hedge is recorded in the cumulative translation adjustment account within other accumulated comprehensive income (loss). Based on the spot rate method, the unrealized loss recorded in equity as of December 31, 2019 and 2018 is $0.4 million and $5.9 million, respectively. Since we are using the debt as the hedging instrument, which is also remeasured based on the spot rate method, there is no hedge ineffectiveness related to the net investment hedge as of December 31, 2019 and 2018. Derivatives Designated as Hedging Instruments Cash Flow Hedges As of December 31, 2019 and 2018, we held derivative instruments that are designated and qualify as cash flow hedges where the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive (loss) income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings. In 2019 and in 2018, we did not record any hedge ineffectiveness related to any cash-flow hedges in earnings. Based on their valuation as of December 31, 2019, we expect approximately $1.9 million of derivative losses included in accumulated other comprehensive loss will be reclassified into income during the next 12 months. The cash flows derived from derivatives are classified in the consolidated statements of cash flows in the same category as the consolidated balance sheet account of the underlying item. We use interest rate derivative contracts to align our portfolio of interest bearing assets and liabilities with our risk management objectives. During 2015, we entered into five cross currency interest rate swaps through 2025 for a total notional amount of €180.0 million which qualify for hedge accounting as cash flow hedges. We determined that no ineffectiveness exists related to these swaps. As of December 31, 2019 and 2018, interest receivables of $1.5 million and $1.4 million, respectively are recorded in prepaid expenses and other current assets in the accompanying consolidated balance sheet. Fair Value Hedges As of December 31, 2019 and 2018, we held derivative instruments that qualify for hedge accounting as fair value hedges. For derivative instruments that are designated and qualify as a fair value hedge, the effective portion of the gain or loss on the derivative is reflected in earnings. This effect on earnings is offset by the change in the fair value of the hedged item attributable to the risk being hedged that is also recorded in earnings. In 2019 and 2018, we concluded there was no ineffectiveness. The cash flows derived from derivatives are classified in the consolidated statements of cash flows in the same category as the consolidated balance sheet account of the underlying item. We hold interest rate swaps which effectively fixed the fair value of a portion of our fixed rate private placement debt and qualify for hedge accounting as fair value hedges. We determined that no ineffectiveness exists related to these swaps. As of December 31, 2019, an interest receivable of $0.1 million is recorded in prepaid and other current assets, and as of December 31, 2018, accrued and unpaid interest of $0.1 million is recorded in accrued and other current liabilities, respectively, in the accompanying balance sheet. Derivatives Not Designated as Hedging Instruments Call Options We entered into Call Options which, along with the sale of the Warrants, represent the Call Spread Overlay entered into in connection with the Cash Convertible Notes and which are more fully described in Note 16 "Lines of Credit and Debt". In these transactions, the Call Options are intended to address the equity price risk inherent in the cash conversion feature of each instrument by offsetting cash payments in excess of the principal amount due upon any conversion of the Cash Convertible Notes. Aside from the initial payment of premiums for the Call Options, we will not be required to make any cash payments under the Call Options. We will, however, be entitled to receive under the terms of the Call Options, an amount of cash generally equal to the amount by which the market price per share of our common stock exceeds the exercise price of the Call Options during the relevant valuation period. The exercise price under the Call Options is equal to the conversion price of the Cash Convertible Notes. The Call Options, for which our common stock is the underlying security, are derivative assets that requires mark-to- market accounting treatment due to the cash settlement features until the Call Options settle or expire. The Call Options are measured and reported at fair value on a recurring basis, within Level 2 of the fair value hierarchy. For further discussion of the inputs used to determine the fair value of the Call Options, refer to Note 15 "Financial Instruments and Fair Value Measurements". The Call Options do not qualify for hedge accounting treatment. Therefore, the change in fair value of these instruments is recognized immediately in our consolidated statements of income in other income (expense), net. Because the terms of the Call Options are substantially similar to those of the Cash Convertible Notes' embedded cash conversion option, discussed below, we expect the effect on earnings from the two derivative instruments to mostly offset each other. Cash Convertible Notes Embedded Cash Conversion Option The embedded cash conversion option within the Cash Convertible Notes discussed in Note 16 "Lines of Credit and Debt" is required to be separated from the Cash Convertible Notes and accounted for separately as a derivative liability, with changes in fair value reported in our consolidated statements of income in other income (expense), net until the cash conversion option settles or expires. The embedded cash conversion option is measured and reported at fair value on a recurring basis, within Level 2 of the fair value hierarchy. For further discussion of the inputs used to determine the fair value of the embedded cash conversion option, refer to Note 15 "Financial Instruments and Fair Value Measurements". Embedded Conversion Option During 2017, we purchased a convertible note for $3.0 million from a publicly listed company considered a related party. The embedded conversion option within the convertible note is required to be separated from the convertible note and accounted for separately as a derivative liability, with changes in fair value reported in our consolidated statements of income in other income (expense), net. The embedded cash conversion option is measured and reported at fair value on a recurring basis, within Level 2 of the fair value hierarchy. For further discussion of the inputs used to determine the fair value of the embedded cash conversion option, refer to Note 15 "Financial Instruments and Fair Value Measurements". Foreign Exchange Contracts As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies in our ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions including intercompany items. We manage balance sheet exposure on a group-wide basis using foreign exchange forward contracts, foreign exchange options and cross-currency swaps.

We are party to various foreign exchange forward, option and swap arrangements which had, at December 31, 2019 and December 31, 2018, aggregate notional values of $701.4 million and $792.7 million which expire at various dates through March 2020. The transactions have been entered into to offset the effects from short-term balance sheet exposure to foreign currency exchange risk. Changes in the fair value of these arrangements have been recognized in other income (expense), net. Fair Values of Derivative Instruments The following table summarizes the fair value amounts of derivative instruments reported in the consolidated balance sheets as of December 31, 2019 and 2018: As of December 31, 2019 As of December 31, 2018 (in thousands) Current Asset Long-Term Asset Current Asset Long-Term Asset Assets: Derivative instruments designated as hedges Interest rate contracts - fair value hedge (1) $ — $ 2,474 $ — $ — Total derivative instruments designated as hedges $ — $ 2,474 $ — $ — Undesignated derivative instruments Embedded conversion option $ — $ — $ — $ 349 Call options 101,179 189,792 100,081 295,014 Foreign exchange contracts 6,689 — 2,673 — Total undesignated derivative instruments $ 107,868 $ 189,792 $ 102,754 $ 295,363 Total Derivative Assets $ 107,868 $ 192,266 $ 102,754 $ 295,363 As of December 31, 2019 As of December 31, 2018 (in thousands) Current Liability Long-Term Liability Current Liability Long-Term Liability Liabilities: Derivative instruments designated as hedges Interest rate contracts - cash flow hedge (1) $ — $ (6,027) $ — $ (17,574) Interest rate contracts - fair value hedge (1) — — (473) (721) Total derivative instruments designated as hedges $ — $ (6,027) $ (473) $ (18,295) Undesignated derivative instruments Cash convertible notes embedded conversion option $ (101,361) $ (190,902) $ (100,164) $ (299,098) Foreign exchange contracts (1,814) — (5,957) — Total undesignated derivative instruments $ (103,175) $ (190,902) $ (106,121) $ (299,098) Total Derivative Liabilities $ (103,175) $ (196,929) $ (106,594) $ (317,393) (1) The fair value amounts for the interest rate contracts do not include accrued interest. Gains and Losses on Derivative Instruments The following tables summarize the gains and losses on derivative instruments for the years ended December 31, 2019, 2018 and 2017:

Year ended December 31, 2019 2018 2017 Other income Other income Other income (in thousands) (expense), net (expense), net (expense), net Total amounts presented in the Consolidated Statements of Income in which the $ 432 $ 5,598 $ (4) effects of cash flow and fair value hedges are recorded Gains (Losses) on Derivatives in Cash Flow Hedges Interest rate contracts Amount of (loss) gain reclassified from accumulated other comprehensive income $ (3,888) $ (9,774) $ 26,136 Amounts excluded from effectiveness testing — — — Gains (Losses) on Derivatives in Fair Value Hedges Interest rate contracts Hedged item (3,668) 2,051 2,199 Derivatives designated as hedging instruments 3,668 (2,051) (2,199) Gains (Losses) Derivatives Not Designated as Hedging Instruments Embedded conversion option (349) 131 217 Call options (104,125) 74,682 37,414 Cash convertible notes embedded cash conversion option 106,998 (76,500) (36,741) Foreign exchange contracts 1,835 (19,857) 11,813 Total gains (losses) $ 471 $ (31,318) $ 38,839 Balance Sheet Line Items in which the Hedged Item is included The following tables summarizes the balance sheet line items in which the hedged item is included as of December 31, 2019 and 2018: Cumulative Amount of Fair Value Hedging Carrying Amount of the Hedged Assets Adjustment Included in the Carrying Amount of (Liabilities) Hedged Assets (Liabilities) (in thousands) December 31, 2019 December 31, 2018 December 31, 2019 December 31, 2018 Current portion of long-term debt $ — $ (72,483) $ — $ (473) Long-term debt $ (129,290) $ (126,030) $ 2,474 $ (721) 15. Financial Instruments and Fair Value Measurements Assets and liabilities are measured at fair value according to a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows: Level 1. Observable inputs, such as quoted prices in active markets; Level 2. Inputs, other than the quoted price in active markets, that are observable either directly or indirectly; and

Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions. Our assets and liabilities measured at fair value on a recurring basis consist of short-term investments, which are classified in Level 1 and Level 2 of the fair value hierarchy, marketable securities discussed in Note 10 "Investments", which are classified in Level 1, derivative contracts used to hedge currency and interest rate risk and derivative financial instruments entered into in connection with the Cash Convertible Notes discussed in Note 16 "Lines of Credit and Debt", which are classified in Level 2 of the fair value hierarchy, and contingent consideration accruals which are classified in Level 3 of the fair value hierarchy, and are shown in the tables below. Non-marketable equity securities remeasured during the year ended December 31, 2019 and 2018 are classified within Level 3 in the fair value hierarchy following the adoption of ASU 2016-01. There were no transfers between levels for the year ended December 31, 2019. In determining fair value for Level 2 instruments, we apply a market approach, using quoted active market prices relevant to the particular instrument under valuation, giving consideration to the credit risk of both the respective counterparty to the contract and the Company. To determine our credit risk, we estimated our credit rating by benchmarking the price of outstanding debt to publicly-available comparable data from rated companies. Using the estimated rating, our credit risk was quantified by reference to publicly-traded debt with a corresponding rating. The Level 2 derivative financial instruments include the Call Options asset and the embedded conversion option liability. See Note 16 "Lines of Credit and Debt", and Note 14 "Derivatives and Hedging", for further information. The derivatives are not actively traded and are valued based on an option pricing model that uses observable market data for inputs. Significant market data inputs used to determine fair values included our common stock price, the risk-free interest rate, and the implied volatility of our common stock. The Call Options asset and the embedded cash conversion option liability were designed with the intent that changes in their fair values would substantially offset, with limited net impact to our earnings. Therefore, the sensitivity of changes in the unobservable inputs to the option pricing model for such instruments is substantially mitigated. Our Level 3 instruments include non-marketable equity security investments for which we estimate the value based on valuation methods using the observable transaction price at the transaction date and other unobservable inputs. These investments are carried at fair value or under the measurement alternative. Under the measurement alternative, the carrying value is measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. Adjustments are determined primarily based on a market approach as of the transaction date. Our Level 3 instruments also include contingent consideration liabilities. We value contingent consideration liabilities using unobservable inputs, applying the income approach, such as the discounted cash flow technique, or the probability-weighted scenario method. Contingent consideration arrangements obligate us to pay the sellers of an acquired entity if specified future events occur or conditions are met such as the achievement of technological or revenue milestones. We use various key assumptions, such as the probability of achievement of the milestones (0% to 100%) and the discount rate (between 2.4% and 6.9%), to represent the non-performing risk factors and time value when applying the income approach. We regularly review the fair value of the contingent consideration, and reflect any change in the accrual in the consolidated statements of income in the line items commensurate with the underlying nature of milestone arrangements. The following table presents our fair value hierarchy for our financial assets and liabilities measured at fair value on a recurring basis:

As of December 31, 2019 As of December 31, 2018 (in thousands) Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total Assets: Short-term $ — $ 129,586 $ — $ 129,586 $ 350 $ 234,256 $ — $ 234,606 investments Marketable equity 870 — — 870 2,117 — — 2,117 securities Non-marketable — — 70,849 70,849 — — 59,484 59,484 equity securities Call option — 290,971 — 290,971 — 395,095 — 395,095 Foreign exchange — 6,689 — 6,689 — 2,673 — 2,673 contracts Embedded — — — — — 349 — 349 conversion option Interest rate — 2,474 — 2,474 — — — — contracts $ 870 $ 429,720 $ 70,849 $ 501,439 $ 2,467 $ 632,373 $ 59,484 $ 694,324 Liabilities: Foreign exchange $ — $ (1,814) $ — $ (1,814) $ — $ (5,957) $ — $ (5,957) contracts Interest rate — (6,027) — (6,027) — (18,768) — (18,768) contracts Cash conversion — (292,263) — (292,263) — (399,262) — (399,262) option Contingent — — (162,160) (162,160) — — (48,971) (48,971) consideration $ — $ (300,104) $ (162,160) $ (462,264) — $ (423,987) $ (48,971) $ (472,958) Refer to Note 10 "Investments" for the change in non-marketable equity securities with Level 3 inputs during the year ended December 31, 2019. For contingent consideration liabilities with Level 3 inputs, the following table summarizes the activity for the years ended December 31, 2019 and 2018: (in thousands) 2019 2018 Balance at beginning of year $ (48,971) $ (11,539) Additions from acquisitions (132,422) (53,962) Payments 11,800 16,530 Gain included in earnings 7,433 — Balance at end of year $ (162,160) $ (48,971) As of December 31, 2019, of the total $162.2 million accrued for contingent consideration, $142.6 million is included in accrued and other current liabilities and $19.6 million is included in other long-term liabilities in the accompanying consolidated balance sheet. For the year ended December 31, 2019 the gain for the reduction in the fair value of contingent consideration related to unmet milestones of $7.4 million was recognized in restructuring, acquisition, integration and other, net in the accompanying consolidated statements of income. December 31, 2019, the $132.4 million of additions is primarily related to the asset acquisition of Formulatrix discussed in Note 5 "Acquisitions and Divestitures". The carrying values of financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and other accrued liabilities, approximate their fair values due to their short-term maturities. The estimated fair value of long-term debt as disclosed in Note 16 "Lines of Credit and Debt" was based on current interest rates for similar types of borrowings. The estimated fair values may not represent actual values of the financial instruments that could be realized as of the balance sheet date or that will be realized in the future. There were no fair value differences in the years ended December 31, 2019 and 2018 for nonfinancial assets or liabilities required to be measured at fair value on a nonrecurring basis other than the impairment of non-marketable investments not accounted for under the equity method as discussed in Note 10. The table below presents the carrying values and the estimated fair values of financial instruments not presented in the tables above. As of December 31, 2019 As of December 31, 2018 (in thousands) Carrying Amount Level 1 Level 2 Carrying Amount Level 1 Level 2 Long-term debt including current portion: Cash convertible notes $ 1,046,511 $ 1,296,334 $ — $ 1,439,931 $ 1,794,000 $ — U.S. Private placement 328,984 — 329,157 398,107 — 391,700 German private placement 330,857 — 334,371 336,168 — 337,768 $ 1,706,352 $ 1,296,334 $ 663,528 $ 2,174,206 $ 1,794,000 $ 729,468 The fair values of the financial instruments presented in the tables above were determined as follows: Cash Convertible Notes: Fair value is based on an estimation using available over-the-counter market information on the Cash Convertible Notes due in 2021, 2023 and 2024. U.S. Private Placement: Fair value of the outstanding bonds is based on an estimation using the changes in the U.S. Treasury rates. German Private Placement: Fair value is based on an estimation using changes in the euro swap rates. The estimated fair values may not represent actual values of the financial instruments that could be realized as of the balance sheet date or that will be realized in the future. There were no adjustments in the twelve-month periods ended December 31, 2019 and 2018 for nonfinancial assets or liabilities required to be measured at fair value on a nonrecurring basis. 16. Lines of Credit and Debt Our credit facilities available and undrawn at December 31, 2019 total €426.6 million (approximately $479.2 million). This includes a €400.0 million syndicated multi-currency revolving credit facility expiring December 2021 of which no amounts were utilized at December 31, 2019 or at December 31, 2018, and three other lines of credit amounting to €26.6 million with no expiration date, none of which were utilized as of December 31, 2019 or as of December 31, 2018. The €400.0 million facility can be utilized in Euro, British pounds sterling, Swiss franc or U.S. dollar and bears interest of 0.4% to 1.2% above three months EURIBOR, or LIBOR in relation to any loan not in euro, and is offered with interest periods of one, two, three or six months. The commitment fee is calculated based on 35% of the applicable margin. In 2019 and 2018, $1.0 million of commitment fees were paid, respectively. The revolving facility agreement contains certain financial and non-financial covenants, including but not limited to, restrictions on the encumbrance of assets and the maintenance of certain financial ratios. We were in compliance with these covenants at December 31, 2019. The credit facilities are for general corporate purposes. During 2019, we repaid $506.4 million of long-term debt including $430.0 million for the amount due for the 2019 Cash Convertible Notes, $73.0 million for amounts due for the U.S. Private Placement and $3.4 million for a portion of the 2021 Cash Convertible Notes which was converted during the contingent conversion period as discussed further below.

At December 31, 2019 and 2018, total current long-term debt, net of debt issuance costs of $10.8 million and $14.2 million, respectively, consists of the following: (in thousands) 2019 2018 0.375% Senior Unsecured Cash Convertible Notes due 2019 $ — $ 427,445 0.875% Senior Unsecured Cash Convertible Notes due 2021 285,244 279,492 0.500% Senior Unsecured Cash Convertible Notes due 2023 347,995 335,201 1.000% Senior Unsecured Cash Convertible Notes due 2024 413,272 397,793 3.19% Series A Senior Notes due October 16, 2019 — 72,483 3.75% Series B Senior Notes due October 16, 2022 302,040 298,691 3.90% Series C Senior Notes due October 16, 2024 26,944 26,933 German Private Placement (Schuldschein) 330,857 336,168 Total long-term debt $ 1,706,352 $ 2,174,206 Less current portion 285,244 503,116 Long-term portion $ 1,421,108 $ 1,671,090 Beginning on January 1, 2020 and ending at the close of business on March 31, 2020, the 2021 Notes became convertible pursuant to the indenture as discussed below. The notes are all unsecured obligations that rank pari passu. Interest expense on long-term debt was $68.0 million, $61.2 million and $43.6 million for the years ended December 31, 2019, 2018 and 2017, respectively. Future maturities (stated at the carrying values) of long-term debt as of December 31, 2019, are as follows: Year ending December 31, (in thousands) 2020 $ 285,244 2021 38,716 2022 471,432 2023 347,995 2024 546,716 thereafter 16,249 $ 1,706,352 Cash Convertible Notes due 2019, 2021, 2023 and 2024 On March 19, 2014, we issued $730.0 million aggregate principal amount of Cash Convertible Senior Notes in two tranches consisting of $430.0 million due in 2019 (2019 Notes) and $300.0 million due in 2021 (2021 Notes). The aggregate net proceeds of the 2019 and 2021 Convertible Notes were $680.7 million, after payment of the net cost of the Call Spread Overlay described below and transaction costs. Additionally, we used $372.5 million of the net proceeds to repay other debt. During the first quarter of 2019, $430.0 million was paid at maturity (2019 Notes) and $3.4 million of the 2021 Notes was redeemed. On September 13, 2017, we issued $400.0 million aggregate principal amount of Cash Convertible Senior Notes which is due in 2023 (2023 Notes). The net proceeds of the 2023 Notes were $365.6 million, after payment of the net cost of the Call Spread Overlay described below and transaction costs paid. On November 13, 2018, we issued $500.0 million aggregate principal amount of Cash Convertible Senior Notes which is due in 2024 (2024 Notes). The net proceeds of the 2024 Notes were $468.9 million, after payment of the net cost of the Call Spread Overlay described below and transaction costs paid through December 31, 2019.

We refer to the 2019 Notes, 2021 Notes 2023 Notes and 2024 Notes, collectively as the “Cash Convertible Notes”. Interest on the Cash Convertible Notes is payable semi-annually in arrears and will mature on the maturity date unless repurchased or converted with their terms prior to such date. The interest rate and corresponding maturity of each Note are summarized in the table below. The Cash Convertible Notes are solely convertible into cash in whole, but not in part, at the option of noteholders under the circumstances described below and during the contingent conversion periods as shown in the table below. Conversion Rate per Cash Convertible Annual Date of Interest $200,000 Principal Notes Interest Rate Payments Maturity Date Contingent Conversion Period Amount 2021 Notes 0.875% March 19 and March 19, 2021 From April 29, 2014 to September 18, 2020 7,063.1647 September 19 2023 Notes 0.500% March 13 and September 13, 2023 From October 24, 2017 to March 13, 2023 4,829.7279 September 13 2024 Notes 1.000% May 13 and November 13, 2024 From December 24, 2018 to August 2, 2024 4,360.3098 November 13 Additionally, conversion may occur at any time following a Contingent Conversion Period through the fifth business day immediately preceding the applicable maturity date. Upon conversion, noteholders will receive an amount in cash equal to the Cash Settlement Amount, calculated as described below. The Cash Convertible Notes are not convertible into shares of our common stock or any other securities. Noteholders may convert of the Cash Convertible Notes into cash at their option at any time during the Contingent Conversion Periods described above only under the following circumstances (Contingent Conversion Conditions): › if the last reported sale price of our common stock for at least 20-consecutive trading days during a period of 30- consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day; › if we undergo certain fundamental changes as defined in the agreement; › during the five-business day period immediately after any 10 consecutive trading day period in which the quoted price for the 2021 Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate on each such trading day; › if parity event or trading price unavailability event, as the case maybe occurs for the 2023 Notes and 2024 Notes during the period of 10 days, including the first business day following the relevant trading price notification date. › if we elect to distribute assets or property to all or substantially all of the holders of our common stock and those assets or other property have a value of more than 25% of the average daily volume-weighted average trading price of our common stock for the prior 20 consecutive trading days; › if we elect to redeem the Cash Convertible Notes; or › if we experience certain customary events of default, including defaults under certain other indebtedness until such event has been cured or waived or the payment of the Notes have been accelerated. The Contingent Conversion Conditions in the 2021, 2023 and 2024 Notes noted above have been analyzed under ASC 815, Derivatives and Hedging, and, based on our analysis, we determined that each of the embedded features listed above are clearly and closely related to the 2021, 2023 and 2024 Notes (i.e., the host contracts). As a result, pursuant to the accounting provisions of ASC 815, Derivatives and Hedging, these features noted above are not required to be bifurcated as separate instruments. Beginning on January 1, 2020 and ending at the close of business on March 31, 2020, the 2021 Notes became convertible pursuant to the indenture. The 2021 Notes became convertible pursuant to Section 12.01(b)(iv) of the indenture because the arithmetic mean of the last reported sale prices of our common stock, in each trading day in at least one 20-consecutive trading day period during the 30-consecutive trading day period ending on the last trading day of the preceding fiscal quarter, was greater than 130% of the conversion price in effect on such last trading day. No Contingent Conversion Conditions were triggered for the 2023 Notes and 2024 Notes as of December 31, 2019. Upon conversion, holders are entitled to a cash payment (Cash Settlement Amount) equal to the average of the conversion rate multiplied by the daily volume-weighted average trading price for our common stock over a 50-day period. The conversion rate is subject to adjustment in certain instances but will not be adjusted for any accrued and unpaid interest. In addition, following the occurrence of certain corporate events that may occur prior to the applicable maturity date, we may be required to pay a cash make-whole premium by increasing the conversion rate for any holder who elects to convert Cash Convertible Notes in connection with the occurrence of such a corporate event. We may redeem the Cash Convertible Notes in their entirety at a price equal to 100% of the principal amount of the applicable Cash Convertible Notes plus accrued interest at any time when 20% or less of the aggregate principal amount of the applicable Cash Convertible Notes originally issued remain outstanding. Because the Cash Convertible Notes contain an embedded cash conversion option, we have determined that the embedded cash conversion option is a derivative financial instrument, which is required to be separated from the Cash Convertible Notes and accounted for separately as a derivative liability, with changes in fair value reported in our consolidated statements of income until the cash conversion option transaction settles or expires. The initial fair value liability of the embedded cash conversion option for the 2019 and 2021 Notes was $51.2 million and $54.0 million, respectively, $74.5 million for the 2023 Notes, and $98.5 million for the 2024 Notes, which simultaneously reduced the carrying value of the Cash Convertible Notes (effectively an original issuance discount). For further discussion of the derivative financial instruments relating to the Cash Convertible Notes, refer to Note 14 "Derivatives and Hedging". As noted above, the reduced carrying value on the Cash Convertible Notes resulted in a debt discount that is amortized to the principal amount through the recognition of non-cash interest expense using the effective interest method over the expected life of the debt, which is five and seven for the 2019 Notes and 2021 Notes, and six years for the 2023 Notes and 2024 Notes, respectively. This resulted in our recognition of interest expense on the Cash Convertible Notes at an effective rate approximating what we would have incurred had nonconvertible debt with otherwise similar terms been issued. The effective interest rate of the 2019 Notes, 2021 Notes, 2023 Notes and 2024 Notes is 2.937%, 3.809%, 3.997% and 4.782% respectively, which is imputed based on the amortization of the fair value of the embedded cash conversion option over the remaining term of the Cash Convertible Notes. In connection with the issuance of the 2019 and 2021 Cash Convertible Notes, we incurred approximately $13.1 million in transaction costs. We incurred approximately $6.2 million in transaction costs for the 2023 Cash Convertible Notes. For 2024 Cash Convertible Notes, we incurred $5.7 million transaction costs of which $0.2 million was accrued as of December 31, 2019. Such costs have been allocated to the Cash Convertible Notes and deferred and are being amortized to interest expense over the terms of the Cash Convertible Notes using the effective interest method. Interest expense related to the Cash Convertible Notes was comprised of the following:

Year-Ended December 31 (in thousands) 2019 2018 Coupon interest $ 9,954 $ 6,890 Amortization of original issuance discount 36,966 32,114 Amortization of debt issuance costs 3,014 3,485 Total interest expense related to the Cash Convertible Notes $ 49,934 $ 42,489 Cash Convertible Notes Call Spread Overlay Concurrent with the issuance of the Cash Convertible Notes, we entered into privately negotiated hedge transactions (Call Options) with, and issued warrants to purchase shares of our common stock (Warrants) to, certain financial institutions. We refer to the Call Options and Warrants collectively as the “Call Spread Overlay”. The Call Options are intended to offset any cash payments payable by us in excess of the principal amount due upon any conversion of the Cash Convertible Notes. During 2014, we used $105.2 million of the proceeds from the issuance of the 2019 and 2021 Cash Convertible Notes to pay for the Call Options, and simultaneously received $69.4 million from the sale of the Warrants, for a net cash outlay of $35.8 million for the Call Spread Overlay. During 2017, we used $73.7 million of the proceeds from the from the issuance of the 2023 Cash Convertible Notes to pay for the premium for the Call Option, and simultaneously received $45.3 million from the sale of Warrants, for a net cash outlay of $28.3 million for the Call Spread Overlay. Issuance costs incurred in connection with the Warrant and the Call Option were $0.3 million and $0.1 million respectively. In November 2018, we used $97.3 million of the proceeds from the from the issuance of the 2024 Cash Convertible Notes to pay for the premium for the Call Option, and simultaneously received $72.4 million from the sale of Warrants, for a net cash outlay of $24.9 million for the Call Spread Overlay. Issuance costs incurred in connection with the Warrant and the Call Option were $0.5 million and $0.5 million respectively, of which $48.0 thousand was accrued as of December 31, 2019. The Call Options are derivative financial instruments and are discussed further in Note 14 "Derivatives and Hedging". The Warrants are equity instruments and are further discussed in Note 18 "Equity". Aside from the initial payment of a premium of $105.2 million (2019 and 2021 Notes), $73.7 million (2023 Notes), and $97.3 million (2024 Notes) for the Call Option, we will not be required to make any cash payments under the Call Options, and will be entitled to receive an amount of cash, generally equal to the amount by which the market price per share of our common stock exceeds the exercise price of the Call Options during the relevant valuation period. The exercise price under the Call Options is initially equal to the conversion price of the Cash Convertible Notes. During the first quarter of 2019, we received $133.2 million in cash upon the exercise of the call options in connection with the repayment of the 2019 Notes. In the same transaction, we paid $132.7 million for the intrinsic value of the 2019 Notes' embedded cash conversion option. Not all of the 2019 Note holders tendered the required conversion notice, and as a result the net effect of the cash paid and received of $0.5 million was recognized as a gain in other income, net. In connection with the early conversion of a portion of the 2021 Notes during the first quarter of 2019, we received $0.4 million in cash and recorded an other receivable of $0.7 million upon the exercise of the related call options. In the same transaction, we paid $1.1 million for the intrinsic value of the 2021 Notes' embedded cash conversion option. During the second quarter of 2019, we collected the $0.7 million receivable balance and received $0.4 million in cash upon the exercise of additional call options. As a result of these early conversions, we have recognized a $0.4 million gain in other income, net.

The Warrants that were issued with our Cash Convertible Notes, could have a dilutive effect to the extent that the price of our common stock exceeds the applicable strike price of the Warrants. For each Warrant that is exercised, we will deliver to the holder a number of shares of our common stock equal to the amount by which the settlement price exceeds the exercise price, plus cash in lieu of any fractional shares. We will not receive any proceeds if the Warrants are exercised. U.S. Private Placement In October 2012, we completed a private placement through the issuance of new senior unsecured notes at a total amount of $400.0 million with a weighted average interest rate of 3.66% (settled on October 16, 2012). The notes were issued in three series: (1) $73.0 million 7-year term due and paid in 2019 (3.19%); (2) $300.0 million 10- year term due in 2022 (3.75%); and (3) $27.0 million 12-year term due in 2024 (3.90%). We paid $2.1 million in debt issuance costs which will be amortized through interest expense using the effective interest method over the lifetime of the notes. The note purchase agreement contains certain financial and non-financial covenants, including but not limited to, restrictions on priority indebtedness and the maintenance of certain financial ratios. We were in compliance with these covenants at December 31, 2019. Based on an estimation using the changes in the U.S. Treasury rates, the Level 2 fair value of these senior notes as of December 31, 2019 and December 31, 2018 was approximately $329.2 million and $391.7 million, respectively. During 2014, we entered into interest rate swaps, which effectively fixed the fair value of $200.0 million of this debt, which was reduced to $127.0 million following the 2019 $73.0 million repayment. These interest rate swaps qualify for hedge accounting as fair value hedges as described in Note 14 "Derivatives and Hedging". German Private Placement (Schuldschein) In 2017, we completed a German private placement bond ("Schuldschein") which was issued in several tranches totaling $331.1 million due in various periods through 2027. The Schuldschein consists of U.S. dollar and Euro denominated tranches. The Euro tranches are designated as a foreign currency non-derivative hedging instrument that qualifies as a net investment hedge as described in Note 14 "Derivatives and Hedging". Based on the spot rate method, the change in the carrying value of the Euro denominated tranches attributed to the net investment hedge as of December 31, 2019 totaled $0.4 million of unrealized loss and is recorded in equity. We paid $1.2 million in debt issuance costs which are being amortized through interest expense over the lifetime of the notes. A summary of the tranches as of December 31, 2019 and December 31, 2018 is as follows: Carrying Value (in thousands) as of Currency Notional Amount Interest Rate Maturity December 31, 2019 December 31, 2018 EUR €11.5 million Fixed 0.4% March 2021 $ 12,905 $ 13,143 EUR €23.0 million Floating EURIBOR + 0.4% March 2021 25,811 26,286 EUR €21.5 million Fixed 0.68% October 2022 24,112 24,561 EUR €64.5 million Floating EURIBOR + 0.5% October 2022 72,335 73,684 EUR $45.0 million Floating LIBOR + 1.2% October 2022 44,919 44,891 EUR €25.0 million Floating EURIBOR + 0.5% October 2022 28,026 28,543 EUR €64.0 million Fixed 1.09% June 2024 71,747 73,097 EUR €31.0 million Floating EURIBOR + 0.7% June 2024 34,753 35,406 EUR €14.5 million Fixed 1.61% June 2027 16,249 16,557 EUR $ 330,857 $ 336,168 The financial markets regulators in the United Kingdom and the Eurozone have passed regulations that will become effective in 2021 under which LIBOR and EURIBOR in their current form will not be compliant. Market participants and regulators are working on establishing new interest rate benchmarks. While the outcome of this work is not clear yet, the Schuldschein our syndicated loan facility, and our interest rate swaps continue to make reference to the current LIBOR and EURIBOR benchmark rates. These agreements contain language for the determination of interest rates in case the benchmark rate is not available. However, it appears likely that the agreements will need to be adjusted in line with still to be developed market practice once new benchmark rates become available. 17. Income Taxes (Loss) income before income taxes for the years ended December 31, 2019, 2018 and 2017 consisted of: (in thousands) 2019 2018 2017 Pretax income in The Netherlands $ 17,455 $ (1,675) $ 42,220 Pretax (loss) income from foreign operations (95,231) 227,412 72,155 $ (77,776) $ 225,737 $ 114,375 Income tax (benefit) expense for the years ended December 31, 2019, 2018 and 2017 are as follows: (in thousands) 2019 2018 2017 Current—The Netherlands $ 5,670 $ 5,794 $ 3,430 —Foreign 13,371 52,835 10,375 19,041 58,629 13,805 Deferred—The Netherlands 4,177 2,551 151 —Foreign (59,539) (25,823) 60,025 (55,362) (23,272) 60,176 Total income tax (benefit) expense $ (36,321) $ 35,357 $ 73,981 The Netherlands statutory income tax rate was 25% for the years ended December 31, 2019, 2018 and 2017. Income from foreign subsidiaries is generally taxed at the statutory income tax rates applicable in the respective countries of domicile. The principal items comprising the differences between income taxes computed at The Netherlands statutory rate and our reported income taxes and effective tax rate for the years ended December 31, 2019, 2018 and 2017 are as follows:

2019 2018 2017 (in thousands) Amount Percent Amount Percent Amount Percent Income taxes at The Netherlands statutory rate $ (19,444) 25.0% $ 56,434 25.0% $ 28,594 25.0 % Taxation of foreign operations, net(1) (25,720) 33.1 (33,994) (15.1) (38,635) (33.8) Tax impact from intangible property transfer (21,122) 27.2 — — — — Unrecognized tax benefits(2) 10,962 (14.1) 13,570 6.0 23,189 20.3 Tax impact from nondeductible items 7,986 (10.3) 2,949 1.3 2,645 2.3 Excess tax benefit related to share-based compensation (3,989) 5.1 (4,740) (2.1) (5,237) (4.6) Government incentives and other deductions(4) (7,516) 9.7 (2,892) (1.2) (6,519) (5.7) Changes in tax laws and rates(3) 331 (0.4) 1,907 0.8 12,958 11.3 Other items, net 1,306 (1.7) (1,170) (0.5) (5,658) (4.9) Valuation allowance(3) 20,885 (26.9) 3,293 1.5 62,644 54.8 Total income tax (benefit) expense $ (36,321) 46.7% $ 35,357 15.7% $ 73,981 64.7% (1) Our effective tax rate reflects the benefit of our global operations where certain income or loss is taxed at rates higher or lower than The Netherlands’ statutory rate of 25% as well as the benefit of some income being partially exempt from income taxes due to various intercompany operating and financing activities. The most significant tax benefits from these foreign operating and financing activities are attributable to subsidiaries in Germany, Singapore, Switzerland, Ireland, Dubai, and Luxembourg. These foreign tax benefits are due to a combination of favorable tax laws, regulations, rulings, and exemptions in these jurisdictions. (2) During 2019, we reassessed accruals for tax contingencies, primarily related to ongoing income tax audits. (3) The Netherlands' top statutory corporate income tax rate will be reduced to 21.7% from 25% beginning in 2021. Valuation allowance related to U.S. disallowed interest totaled $12.7 million in 2019 and $60.5 million in 2017. (4) Government incentives include favorable tax regulations in the U.S., Spain and the U.K. relating to research and development expense and other government incentives. We conduct business globally and, as a result, file numerous consolidated and separate income tax returns in The Netherlands, Germany, and the U.S. federal jurisdiction, as well as in various other state and foreign jurisdictions. In the normal course of business, we are subject to examination by taxing authorities throughout the world. Tax years in The Netherlands are potentially open back to 2007 for income tax examinations by tax authorities. The German group is open to audit for the tax years starting in 2014 and in 2019, the German tax authority commenced an audit for the 2014-2016 tax years. The U.S. consolidated group is subject to federal and most state income tax examinations by tax authorities beginning with the year ending December 31, 2016 through the current period. Our other subsidiaries, with few exceptions, are no longer subject to income tax examinations by tax authorities for years before 2015. Changes in the amount of unrecognized tax benefits for the years ended December 31, 2019, 2018, and 2017 are as follows:

(in thousands) 2019 2018 2017 Balance at beginning of year $ 55,780 $ 44,033 $ 18,294 Additions based on tax positions related to the current year 5,770 3,359 12,212 Additions for tax positions of prior years 14,532 11,984 9,933 Decrease for tax position of prior years (9,073) — — Decrease related to settlements (7,605) — — Decrease due to lapse of statute of limitations (409) (1,238) — (Decrease) increase from currency translation (993) (2,358) 3,594 Balance at end of year $ 58,002 $ 55,780 $ 44,033 At December 31, 2019 and 2018, our net unrecognized tax benefits totaled approximately $58.0 million and $55.8 million, respectively, which, if recognized, would favorably affect our effective tax rate in any future period. It is reasonably possible that approximately $31.4 million of the unrecognized tax benefits may be released or utilized during the next 12 months due to lapse of statute of limitations or settlements with tax authorities; however, various events could cause our current expectations to change in the future. The above unrecognized tax benefits, if ever recognized in the financial statements, would be recorded in the statements of income as part of the income tax expense. Our policy is to recognize interest accrued related to an underpayment of income taxes in interest expense and penalties within income tax expense. For the years ended December 31, 2019, 2018 and 2017, we recognized a net expense for interest and penalties of $1.6 million, $1.1 million and $1.5 million, respectively. At December 31, 2019 and 2018, we have accrued interest of $2.5 million and $4.1 million, respectively, which are not included in the table above. We have recorded net deferred tax assets of $33.1 million at December 31, 2019 and net deferred tax liabilities of $20.5 million at December 31, 2018, respectively. The components of the net deferred tax asset and liability at December 31, 2019 and 2018 are as follows: 2019 2018 Deferred Tax Deferred Tax (in thousands) Deferred Tax Asset Liability Deferred Tax Asset Liability Net operating loss and tax credit carryforward $ 50,274 $ — $ 27,293 $ — Accrued and other liabilities 17,977 — 15,480 — Inventory 4,726 (1,439) 3,978 (1,725) Unrealized gain (loss) on investments — (4,973) 3,280 (4,855) Property, plant and equipment 5,297 (20,332) 3,604 (25,448) Intangible assets 1,078 (26,294) 1,721 (63,990) Share-based compensation 13,787 — 17,998 — Disallowed interest carryforwards 73,690 — 60,458 — Convertible notes 7,104 — 8,102 — Other 5,998 (6,174) 5,854 (3,614) 179,931 (59,212) 147,768 (99,632) Valuation allowance (87,619) — (68,651) — $ 92,312 $ (59,212) $ 79,117 $ (99,632) Net deferred tax assets (liabilities) $ 33,100 $ (20,515)

At December 31, 2019, we had $682.5 million in total net operating loss (NOL) carryforwards which included $394.0 million for Germany, $133.8 million for the U.S., $52.4 million for The Netherlands and $102.3 million for other foreign jurisdictions. Of the total $394.0 million NOL in Germany, there is no expiration and expect to be fully utilized in future years. The entire NOL in the U.S. is subject to limitations under Section 382 of the U.S. Internal Revenue Code. The NOLs in the U.S. will expire between 2024 through 2034. At December 31, 2019, we have $52.4 million of Netherlands net operating loss carryforwards before valuation allowance, which will expire in the year 2027. Of the total $102.3 million foreign NOL carryforwards, $25.4 million will expire between 2020 and 2028 while the rest of the NOLs can be carried forward indefinitely. At December 31, 2019, we had $280.0 million of disallowed interest carryforwards which can be carried forward indefinitely. At December 31, 2019, tax credits total $1.3 million which expire between 2030 and 2039. For the years ended December 31, 2019, 2018 and 2017, the changes in the valuation allowance charged to income tax expense totaled $19.0 million, $0.8 million and $62.3 million, respectively. The valuation allowance relates to disallowed interest carryforwards and net operating loss carryforwards. The Company can only recognize a deferred tax asset to the extent it is "more likely than not" that these assets will be realized. Judgments around realizability depend on the availability and weight of both positive and negative evidence. As of December 31, 2019, a deferred tax liability has not been recognized for residual income taxes in The Netherlands on the undistributed earnings of the majority of our foreign subsidiaries as these earnings are considered to be either indefinitely reinvested or can be repatriated tax free under the Dutch participation exemption. The indefinitely reinvested earnings retained of our subsidiaries that would be subject to tax if distributed amounted to $699.0 million at December 31, 2019. Estimating the amount of the unrecognized deferred tax liability on indefinitely reinvested foreign earnings is not practicable. Should the earnings be remitted as dividends, we may be subject to taxes including withholding tax. We have $26.4 million of undistributed earnings that we do not consider indefinitely reinvested and have recorded a deferred tax liability at December 31, 2019 and December 31, 2018, of $1.5 million and $0.9 million, respectively. 18. Equity Shares The authorized classes of our shares consist of Common Shares (410 million authorized), Preference Shares (450 million authorized) and Financing Preference Shares (40 million authorized). All classes of shares have a par value of €0.01. No Financing Preference Shares or Preference Shares have been issued. Like all shareholders' equity accounts, common shares are translated to U.S. dollars at the foreign exchange rates in effect when the shares are issued. Issuance and Conversion of Warrants In connection with the issuance of the Cash Convertible Notes as described in Note 16 "Lines of Credit and Debt", we issued Warrants as summarized in the table below. The number of warrants and exercise prices are subject to customary adjustments under certain circumstances. The proceeds, net of issuance costs, from the sale of the Warrants are included as additional paid in capital in the accompanying consolidated balance sheets. Proceeds from issuance Number of share of warrants, net of Warrants expire over a warrants Exercise price per issuance costs period of 50 trading Cash convertible notes Issued on (in millions) share (in millions) days beginning on 2019 March 19, 2014 15.2 $32.0560 $40.6 December 27, 2018 2021 March 19, 2014 10.6 $32.0560 $28.3 December 29, 2020 2023 September 13, 2017 9.7 $50.9664 $45.3 June 26, 2023 2024 November 13, 2018 10.9 $52.1639 $72.4 August 27, 2024 The Warrants are exercisable only upon expiration. For each Warrant that is exercised, we will deliver to the holder a number of shares of our common stock equal to the amount by which the settlement price exceeds the exercise price, divided by the settlement price, plus cash in lieu of any fractional shares. The Warrants could separately have a dilutive effect on shares of our common stock to the extent that the market value per share of our common stock exceeds the applicable exercise price of the Warrants (as measured under the terms of the Warrants). During 2019, 2.1 million common shares were issued in connection with the conversion of the 15.2 million warrants related to the 2019 Notes which resulted in a $31.1 million decrease to additional paid in capital, a $37.7 million decrease in retained earnings, a decrease of 68.8 million in treasury shares and an approximately $4 thousand cash payment for fractional shares. Share Repurchase Programs On May 6, 2019, we announced our sixth share repurchase program of up to $100 million of our common shares. During 2019, no shares were repurchased under this program. On January 31, 2018, we announced our fifth share repurchase program of up to $200 million of our common shares. During 2018, we repurchased 2.9 million QIAGEN shares for $104.7 million (including transaction costs). During 2019, we repurchased 2.0 million QIAGEN shares for $74.5 million (including transaction costs), bringing the total shares repurchased under this program to 4.9 million for $179.1 million (including transaction costs). On April 27, 2016, we announced the launch of our fourth $100 million share repurchase program. During 2017, 1.9 million QIAGEN shares were repurchased for $61.0 million (including transaction costs). The cost of repurchased shares is included in treasury stock and reported as a reduction in total equity when a repurchase occurs. Repurchased shares will be held in treasury in order to satisfy various obligations, which include exchangeable debt instruments, warrants and employee share-based remuneration plans. Synthetic Share Repurchase In August 2016, we announced our plan to return approximately $250.0 million to shareholders through a synthetic share repurchase program that combines a direct capital repayment with a reverse stock split. The synthetic share repurchase was implemented through a series of amendments to our Articles of Association which were approved by our shareholders at an Extraordinary General Meeting (EGM) held on October 26, 2016. The first amendment involved an increase in share capital by an increase in the nominal value per common share from EUR 0.01 to EUR 1.04 and a corresponding reduction in additional paid in capital. The second amendment involved a reduction in stock whereby 27 existing common shares with a nominal value of EUR 1.04 each were consolidated into 26 new common shares with a nominal value of EUR 1.08 each. The third amendment was a reduction of the nominal value per common share from EUR 1.08 to EUR 0.01. As a result of these amendments, which in substance constitute a synthetic share buyback, $243.9 million was repaid to our shareholders and the outstanding number of common shares was reduced by 8.9 million, or 3.7%. The capital repayment program was completed in January 2017. Expenses incurred related to the capital repayment and share consolidation amounted to $0.5 million and were charged to equity. Accumulated Other Comprehensive Loss The following table is a summary of the components of accumulated other comprehensive loss as of December 31, 2019 and 2018: (in thousands) 2019 2018 Net unrealized loss on hedging contracts, net of tax $ (2,289) $ (15,453) Net unrealized loss on pension, net of tax (561) (124) Foreign currency effects from intercompany long-term investment transactions, net of tax of $9.7 million and (22,587) (21,662) $9.3 million in 2019 and 2018, respectively Foreign currency translation adjustments (284,182) (273,405) Accumulated other comprehensive loss $ (309,619) $ (310,644)

19. Earnings per Common Share We present basic and diluted earnings per share. Basic earnings per share is calculated by dividing the net (loss) income by the weighted average number of common shares outstanding. Diluted earnings per share reflect the potential dilution that would occur if all “in the money” securities to issue common shares were exercised. Due to the net loss for the year ended December 31, 2019, stock options and restricted stock units representing approximately 3.9 million weighted-average shares of common stock and warrants representing 1.7 million shares of common stock were excluded from the computation of diluted net loss because the impact would have been antidilutive. The following schedule summarizes the information used to compute earnings per common share: Years ended December 31, (in thousands, except per share data) 2019 2018 2017 Net (loss) income $ (41,455) $ 190,380 $ 40,394 Weighted average number of common shares used to compute basic net income per 226,777 226,640 228,074 common share Dilutive effect of stock options and restrictive stock units — 4,613 4,760 Dilutive effect of outstanding warrants — 2,203 175 Weighted average number of common shares used to compute diluted net income per 226,777 233,456 233,009 common share Outstanding options and awards having no dilutive effect, not included in above 107 272 52 calculation Outstanding warrants having no dilutive effect, not included in above calculation 32,938 35,939 30,434 Basic (loss) earnings per common share $ (0.18) $ 0.84 $ 0.18 Diluted (loss) earnings per common share $ (0.18) $ 0.82 $ 0.17 20. Commitments and Contingencies Licensing and Purchase Commitments We have licensing agreements with companies, universities and individuals, some of which require certain up-front payments. Royalty payments are required on net product sales ranging from 0.45 percent to 25 percent of covered products or based on quantities sold. Several of these agreements have minimum royalty requirements. The accompanying consolidated balance sheets include accrued royalties relating to these agreements in the amount of $5.5 million at December 31, 2019 and 2018. Royalty expense relating to these agreements amounted to $13.5 million, $14.0 million, and $16.8 million for the years ended December 31, 2019, 2018 and 2017, respectively. Royalty expense is primarily recorded in cost of sales, with a small portion recorded as research and development expense depending on the use of the technology under license. Some of these agreements also have minimum raw material purchase requirements and requirements to perform specific types of research. At December 31, 2019, we had commitments to purchase goods or services, and for future license and royalty payments. They are as follows:

Purchase License & Royalty (in thousands) Commitments Commitments 2020 $ 126,121 $ 11,434 2021 35,915 9,012 2022 26,337 6,507 2023 3,223 4,382 2024 3,000 1,823 Thereafter — 4,297 $ 194,596 $ 37,455 As of December 31, 2019, future license payments of $10.0 million and $14.5 million are included in accrued and other current liabilities and other long-term liabilities, respectively. Contingent Consideration Commitments Pursuant to the purchase agreements for certain acquisitions and other contractual arrangements, we could be required to make additional contingent cash payments totaling up to $179.4 million based on the achievement of certain revenue and operating results milestones as follows: Contingent Cash (in thousands) Payments 2020 $ 152,750 2021 11,800 2022 5,900 2024 5,900 Anytime 12-month period from now until 2028 3,000 $ 179,350 Of the $179.4 million total contingent obligation as discussed further in Note 15 "Financial Instruments and Fair Value Measurements", we have assessed the fair value at December 31, 2019 to be $162.2 million, of which $142.6 million is included in accrued and other current liabilities and $19.6 million is included in other long-term liabilities in the accompanying consolidated balance sheet. Employment Agreements Certain of our employment contracts contain provisions which guarantee the payments of certain amounts in the event of a change in control, as defined in the agreements, or if the executive is terminated for reasons other than cause, as defined in the agreements. At December 31, 2019, the commitment under these agreements totaled $6.2 million. Contingencies In the ordinary course of business, we provide a warranty to customers that our products are free of defects and will conform to published specifications. Generally, the applicable product warranty period is one year from the date of delivery of the product to the customer or of site acceptance, if required. Additionally, we typically provide limited warranties with respect to our services. From time to time, we also make other warranties to customers, including warranties that our products are manufactured in accordance with applicable laws and not in violation of third-party rights. We provide for estimated warranty costs at the time of the product sale. We believe our warranty reserves as of December 31, 2019 and 2018 appropriately reflect the estimated cost of such warranty obligations. The changes in the carrying amount of warranty obligations for the years ended December 31, 2019 and 2018 are as follows:

(in thousands) 2019 2018 Balance at beginning of year $ 2,848 $ 3,051 Provision charged to cost of sales 3,229 2,892 Usage (2,921) (2,760) Adjustments to previously provided warranties, net (1) (243) Currency translation (14) (92) Balance at end of year $ 3,141 $ 2,848 Litigation From time to time, we may be party to legal proceedings incidental to our business. As of December 31, 2019, certain claims, suits or legal proceedings arising out of the normal course of business have been filed or were pending against QIAGEN or our subsidiaries. These matters have arisen in the ordinary course and conduct of business, as well as through acquisition. Although it is not possible to predict the outcome of such litigation, we assess the degree of probability and evaluate the reasonably possible losses that we could incur as a result of these matters. We accrue for any estimated loss when it is probable that a liability has been incurred and the amount of probable loss can be estimated. Litigation accruals recorded in accrued and other current liabilities totaled $0.8 million and $6.0 million as of December 31, 2019 and 2018, respectively. The estimated amount of a range of possible losses is between $0.3 million and $2.2 million. During the year ended December 31, 2019, payments of $5.4 million related to previous matters were made. Based on the facts known to QIAGEN and after consultation with legal counsel, management believes that such litigation will not have a material adverse effect on our financial position or results of operations above the amounts accrued. However, the outcome of these matters is ultimately uncertain, thus any settlements or judgments against us in excess of management's expectations could have a material adverse effect on our financial position, results of operations or cash flows. For the year ended December 31, 2017, we had settlement amounts related to various acquisition-related litigation matters totaling $49.2 million, primarily related to PCR-based biomarker disputes and patent litigation, which were settled during 2017 of which $45.3 million was recorded to restructuring, acquisition, integration and other, net and $3.9 million was recorded as a license right. $44.8 million of the settlement amounts were paid during 2017 and as of December 31, 2017, $4.4 million was accrued in accrued and other current liabilities. 21. Segment Information We operate as one operating segment in accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 280, Segment Reporting. We have a common basis of organization and our products and services are offered globally. Considering the acquisitions made during 2019 and our continued restructuring and streamlining of the growing organization, our chief operating decision maker (CODM) continues to make decisions with regards to business operations and resource allocation based on evaluations of QIAGEN as a whole. Accordingly, we operate and make decisions as one business segment. Product category and geographic information follows below. Product Category Information Net sales for the product categories are attributed based on those revenues related to sample and assay products and similarly related revenues including bioinformatics solutions, and revenues derived from instrumentation sales. Refer to Note 4 "Revenue" for disaggregation of revenue based on product categories and customer class. Geographical Information Net sales are attributed to countries based on the location of the customer. QIAGEN operates manufacturing facilities in Germany, China, and the United States that supply products to customers as well as QIAGEN subsidiaries in other countries. The intersegment portions of such net sales are excluded to derive consolidated net sales. No single customer represents more than ten percent of consolidated net sales. Our country of domicile is the Netherlands, which reported net sales of $15.8 million, $15.9 million and $15.0 million for the years ended 2019, 2018 and 2017, respectively, and these amounts are included in the line item Europe, Middle East and Africa as shown in the table below. (in thousands) 2019 2018 2017 Net Sales Americas: United States $ 663,869 $ 632,660 $ 579,906 Other Americas 58,121 60,359 73,478 Total Americas 721,990 693,019 653,384 Europe, Middle East and Africa 487,476 490,301 462,980 Asia Pacific, Japan and Rest of World 316,958 318,528 301,172 Total $ 1,526,424 $ 1,501,848 $ 1,417,536 Long-lived assets include property, plant and equipment. The Netherlands, which is included in the balances for Europe, reported long-lived assets of $1.3 million and $1.8 million as of December 31, 2019 and 2018, respectively. (in thousands) 2019 2018 Long-lived assets Americas: United States $ 147,027 $ 152,381 Other Americas 3,507 3,748 Total Americas 150,534 156,129 Europe, Middle East and Africa: Germany 229,225 284,601 Other Europe, Middle East and Africa 49,004 50,051 Total Europe, Middle East and Africa 278,229 334,652 Asia Pacific and Japan 26,480 20,878 Total $ 455,243 $ 511,659 22. Share-Based Compensation We adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the 2005 Plan) in 2005 and the QIAGEN N.V. 2014 Stock Plan (the 2014 Plan) in 2014. The 2005 Plan expired by its terms in April 2015 and no further awards will be granted under the 2005 Plan. The plans allow for the granting of stock rights and incentive stock options, as well as non-qualified options, stock grants and stock-based awards, generally with terms of up to 5 or 10 years, subject to earlier termination in certain situations. The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control, as defined in the plans. All option grants have been at the market value on the grant date or at a premium above the closing market price on the grant date. We issue Treasury Shares to satisfy option exercises and award releases and had approximately 15.7 million Common Shares reserved and available for issuance under the 2005 and 2014 Plans at December 31, 2019. Stock Options We have not granted stock options since 2013. A summary of the status of employee stock options as of December 31, 2019 and changes during the year then ended is presented below:

Weighted Average Aggregate Intrinsic Number of Shares Weighted Average Contractual Term Value All Employee Options (in thousands) Exercise Price (in years) (in thousands) Outstanding at January 1, 2019 898 $ 20.04 Exercised (104) $ 19.95 Expired (2) $ 17.51 Outstanding at December 31, 2019 792 $ 20.06 1.78 $ 10,891 Vested at December 31, 2019 792 $ 20.06 1.78 $ 10,891 Vested and expected to vest at December 31, 2019 792 $ 20.06 1.78 $ 10,891 The total intrinsic value of options exercised during the years ended December 31, 2019, 2018 and 2017 was $2.0 million, $5.0 million and $3.3 million, respectively. The actual tax benefit for the tax deductions from option exercises totaled $0.5 million, $0.8 million, and $0.7 million during the years ended December 31, 2019, 2018 and 2017, respectively. At December 31, 2019, there was no unrecognized share-based compensation expense related to employee stock option awards. At December 31, 2019, 2018 and 2017, 0.8 million, 0.9 million and 1.1 million options were exercisable at a weighted average price of $20.06, $20.04 and $19.54 per share, respectively. The options outstanding at December 31, 2019 expire in various years through 2023. Stock Units Stock units represent rights to receive Common Shares at a future date and include restricted stock units which are subject to time-vesting only and performance stock units which include performance conditions in addition to time- vesting. The final number of performance stock units earned is based on the performance achievement which for some grants can reach up to 120% of the granted shares. There is no exercise price and the fair market value at the time of the grant is recognized over the requisite vesting period, generally up to 5 or 10 years. The fair market value is determined based on the number of stock units granted and the market value of our shares on the grant date. Pre- vesting forfeitures were estimated to be approximately 6.2%. At December 31, 2019, there was $60.1 million remaining in unrecognized compensation cost including estimated forfeitures related to these awards, which is expected to be recognized over a weighted average period of 2.57 years. The weighted average grant date fair value of stock units granted during the years ended December 31, 2019, 2018 and 2017 was $37.28, $35.37 and $31.12, respectively. The total fair value of stock units that vested during the years ended December 31, 2019, 2018 and 2017 was $123.9 million, $54.3 million and $69.2 million, respectively. A summary of stock units as of December 31, 2019 and changes during the year are presented below: Weighted Average Aggregate Intrinsic Stock Units Contractual Term (in Value Stock Units (in thousands) years) (in thousands) Outstanding at January 1, 2019 8,343 Granted 1,618 Vested (3,517) Forfeited (1,261) Outstanding at December 31, 2019 5,183 2.57 $ 175,199 Vested and expected to vest at December 31, 2019 3,972 2.26 $ 134,254 Compensation Expense Share-based compensation expense before taxes for the years ended December 31, 2019, 2018 and 2017 totaled approximately $65.9 million, $40.1 million and $34.4 million, respectively, as shown in the table below.

Compensation Expense (in thousands) 2019 2018 2017 Cost of sales $ 2,493 $ 2,879 $ 2,641 Research and development 5,810 6,457 6,102 Sales and marketing 7,947 9,372 6,820 General and administrative 23,706 21,405 19,614 Restructuring, acquisition, integration and other, net 25,938 — (735) Share-based compensation expense 65,894 40,113 34,442 Less: income tax benefit (1) 12,153 8,277 7,407 Net share-based compensation expense $ 53,741 $ 31,836 $ 27,035 (1) Does not include the excess tax benefit realized for the tax deductions of the share-based payment arrangements which totaled $4.0 million, $4.7 million and $5.2 million, respectively, for the years ended December 31, 2019, 2018 and 2017. Share-based compensation expense includes amounts related to the restructuring programs discussed in Note 6 "Restructuring and Impairment", including accelerated expense in 2019 and net forfeitures in 2017. No share-based compensation costs were capitalized for the years ended December 31, 2019, 2018 or 2017 as the amounts were not material. 23. Employee Benefits We maintain various benefit plans, including defined contribution and defined benefit plans. Our U.S. defined contribution plan is qualified under Section 401(k) of the Internal Revenue Code, and covers substantially all U.S. employees. Participants may contribute a portion of their compensation not exceeding a limit set annually by the Internal Revenue Service. This plan includes a provision for us to match a portion of employee contributions. Total expense under the 401(k) plans, including the plans acquired via business acquisitions, was $4.0 million, $4.0 million and $3.6 million for the years ended December 31, 2019, 2018 and 2017, respectively. We also have a defined contribution plan which covers certain executives. We make matching contributions up to an established maximum. Matching contributions made to the plan, and expensed, totaled approximately $0.2 million, $0.2 million and $0.3 million in each year ended December 31, 2019, 2018 and 2017, respectively. We have five defined benefit, non-contributory retirement or termination plans that cover certain employees in Germany, France, Japan, Italy and the United Arab Emirates. These defined benefit plans provide benefits to covered individuals satisfying certain age and/or service requirements. For certain plans, we calculate the vested benefits to which employees are entitled if they separate immediately. The benefits accrued on a pro-rata basis during the employees’ employment period are based on the individuals’ salaries, adjusted for inflation. The liability under the defined benefit plans was $8.2 million at December 31, 2019 and $7.4 million at December 31, 2018, and is included as a component of other long-term liabilities on the accompanying consolidated balance sheets. 24. Related Party Transactions From time to time, we have transactions with other companies in which we hold an interest, all of which are individually and in the aggregate immaterial, as summarized in the table below. For the years ended December 31, (in thousands) 2019 2018 2017 Net sales $ 20,002 $ 23,358 $ 3,852 Net sales with related parties primarily reflects our ventures in China including our partnership to externalize the HPV test franchise for cervical cancer screening in China as well as our joint venture with Sichuan Maccura Biotechnology

Co., Ltd which was terminated in conjunction with the 2019 restructuring activities discussed further in Note 6 "Restructuring and Impairments" which also details related party restructuring charges. As of December 31, (in thousands) 2019 2018 Accounts receivable $ 7,589 $ 10,109 Prepaid expenses and other current assets $ 13,697 $ 3,873 Other long-term assets $ 16,830 $ 24,300 Accounts payable $ 1,775 $ 4,888 Accrued and other current liabilities $ 15,404 $ 5,488 Prepaid expenses and other current assets include short-term loan receivables and supplier advances from companies with which we have an investment or partnership interest. In connection with the 2019 Restructuring further discussed in Note 6 "Restructuring and Impairments", we entered into a agreement with a non-publicly traded company considered a related party to reduce future purchase commitments to $25.2 million through 2022. The commitment was reduced by $12.8 million which will be paid in 2020 and is included in accrued and other current liabilities as of December 31, 2019 in the accompanying consolidated balance sheet. During 2018, we purchased a convertible note for $15.0 million from a privately held company. The note is due in December 2021 and bears interest at 8%. In the event the company goes public, the note will convert into common shares in the company ranking pari-passu with existing common shares. As of December 31, 2019, the principal and accrued interest of this note totals $16.3 million and is included in other long-term assets.

Financial Results Auditor’s Report Report of Independent Registered Public Accounting Firm To the Shareholders and Supervisory Board QIAGEN N.V.: Opinion on the Consolidated Financial Statements We have audited the accompanying consolidated balance sheets of QIAGEN N.V. and subsidiaries (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of (loss) income, comprehensive (loss) income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes and financial statement schedule as listed in Item 18 (A) (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 28, 2020 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting. Change in Accounting Principle As discussed in Note 2 to the consolidated financial statements, the Company has changed its method of accounting for leases in 2019 due to the adoption of Accounting Standards Codification Topic 842 - Leases. In 2018, the Company has changed its method of accounting for revenue from contracts with customers due to the adoption of Accounting Standards Codification Topic 606 - Revenue from Contracts with Customers. Basis for Opinion These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion. Critical Audit Matters The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate. Evaluation of certain long-lived asset impairments As discussed in Notes 3 and 6 to the consolidated financial statements, the Company performs impairment testing for its long-lived assets whenever events or changes in circumstances indicate that the carrying value of an asset or a group of assets may not be recoverable and exceeds its fair value. In the second half of 2019, the Company began a restructuring initiative as a result of the suspended development of the NGS-related instrument systems. Due to the restructuring initiative, the Company fully impaired certain long-lived assets, based on the Company’s assumption that these assets had no alternative use. The Company estimated that no value was recoverable in a market disposal and recorded impairment expenses related to the certain long-lived assets during the year ended December 31, 2019 of $138.8 million. We identified the evaluation of the impairment analysis for certain long-lived assets associated with the restructuring initiative as a critical audit matter due to a high degree of complex auditor judgment in evaluating the Company’s assumption of related alternative uses. The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls over the Company’s impairment assessment process for long-lived assets, including the control related to the assessment of alternative highest and best uses for these assets. For a selection of assets within the long-lived asset group, we evaluated the Company’s conclusion over their alternative uses through a combination of (1) inspecting application descriptions and uses in underlying license agreements, software documentation and other contracts, (2) inquiring with operational management and performing independent research into patents’ and other intangible assets’ potential uses outside of the Company’s other product areas, and, (3) considering the collective results of the procedures performed to assess the sufficiency of the audit evidence obtained related to the Company recording a full impairment charge. Evaluation of the Formulatrix asset purchase agreement as an asset acquisition As discussed in Notes 5 and 11 to the consolidated financial statements, on January 31, 2019, the Company acquired the digital PCR asset of Formulatrix Inc. (Formulatrix) in an asset acquisition. Consistent with other business combination type transactions, the Company determines whether an acquired entity is considered to be a business, or an asset or group of assets, including whether substantially all of the fair value of the acquired gross assets is concentrated in a single asset or group of similarly identifiable assets. The purchase price of the digital PCR asset, determined as the acquired asset in the Formulatrix acquisition, was $260.9 million, of which $125.0 million was paid upon closing. We identified the evaluation of the Formulatrix asset purchase transaction as an asset acquisition as a critical audit matter. Complex auditor judgment and specialized skills were required to assess the Company’s determination that substantially all of the fair value of the Formulatrix assets acquired was concentrated in a single identifiable asset or group of similar identifiable assets. The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls over the Company’s acquisition-date evaluation process including controls to (1) identify assets acquired and (2) assess the application of the substantially all threshold in determining the asset acquisition criterion is met. We inspected the Formulatrix asset purchase agreement, including the transaction terms and specific assets listed in the agreement, to evaluate the Company’s identification of assets acquired. We evaluated the Company’s assessment that substantially all the fair value of the assets acquired was concentrated in a single identifiable asset or group of similar identifiable assets by inspecting the nature of these assets and comparisons to external cost and external market research studies to assess for indications of dissimilar characteristics. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in: › evaluating the identification of the intangible assets acquired from the Formulatrix asset purchase transaction by inspecting and evaluating legal terms that would give rise to identifiable intangible assets; and › assessing the Company’s determination of combining the Formulatrix intangible assets into a single developed technology intangible asset. Assessment of unrecognized tax benefits As discussed in Note 17 to the consolidated financial statements, the Company conducts its business globally and operates more than 50 consolidated subsidiaries in multiple tax jurisdictions. This multi-jurisdictional business operation involves complex intercompany operating and financing activities. The nature of these activities can result in uncertainties in the estimation of the related tax exposures. The Company initially recognizes and subsequently measures the largest amount of tax benefit in its consolidated financial statements when it is more likely than not that the position will be sustained upon examination by the tax authorities. As at 31 December 2019, the Company recorded unrecognized tax benefits of $58.0 million. We identified the assessment of unrecognized tax benefits as a critical audit matter because complex auditor judgment and specialized skills were required in evaluating the Company’s interpretation and application of tax laws in the jurisdictions where it operates and its estimate of the ultimate resolution of the tax position. The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls over the Company’s unrecognized tax benefit process, including controls over (1) its identification and application of tax statutes and legislation, and changes thereto, in the various jurisdictions in which it operates and (2) its application in the process to estimate the associated unrecognized tax benefit. We inspected the Company’s legal composition to identify and assess changes in operating structures and financing arrangements. We inquired of the Group’s tax department in combination with inspecting correspondence with the responsible tax authorities. We involved professionals with specialized skills and knowledge, who assisted in: › evaluating the Company’s interpretation and application of multi-jurisdictional tax laws, and changes thereto, and its impact on the unrecognized tax benefit, › inspecting the lapse of statute of limitations and settlements with tax authorities over a selection of unrecognized tax benefits to compare the amount in the settlement documents to the unrecognized tax benefit, and › inspecting a selection of intercompany operating and financing activities between group entities to assess the sustainability of tax positions based on their technical merits and the probabilities of possible settlement alternatives. /s/ KPMG AG Wirtschaftsprüfungsgesellschaft We have served as the Company’s auditor since 2015. Düsseldorf, Germany February 28, 2020 Report of independent registered public accounting firm

To the Shareholders and Supervisory Board QIAGEN N.V.: Opinion on Internal Control Over Financial Reporting We have audited QIAGEN N.V.’s and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2019 and 2018, the related consolidated statements of (loss) income, comprehensive (loss) income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes and financial statement schedule as listed in Item 18 (A) (collectively, the consolidated financial statements), and our report dated February 28, 2020 expressed an unqualified opinion on those consolidated financial statements. Basis for Opinion The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying ‘Report of Management on Internal Control over Financial Reporting’. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. Definition and Limitations of Internal Control Over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft Düsseldorf, Germany February 28, 2020

Financial Results List of Subsidiaries The following is a list of the Registrant’s subsidiaries as of December 31, 2019, other than certain subsidiaries that did not in the aggregate constitute a significant subsidiary.

Company Name Jurisdiction of Incorporation Amnisure International, LLC USA Cellestis Pty. Ltd. Australia STAT-Dx Life S.L. Spain QIAGEN Aarhus A/S Denmark QIAGEN AB Sweden QIAGEN AG Switzerland QIAGEN Australia Holding Pty. Ltd. Australia QIAGEN Benelux B.V. Netherlands QIAGEN Beverly, LLC USA QIAGEN China (Shanghai) Co. Ltd. China QIAGEN Deutschland Holding (Luxembourg) SARL Luxembourg QIAGEN Deutschland Holding GmbH Germany QIAGEN Finance (Malta) Ltd. Malta QIAGEN France S.A.S. France QIAGEN Gaithersburg LLC USA QIAGEN GmbH Germany QIAGEN Hamburg GmbH Germany QIAGEN Inc. (Canada) Canada QIAGEN Instruments AG Switzerland QIAGEN K.K. Japan QIAGEN Lake Constance GmbH Germany QIAGEN LLC USA QIAGEN Ltd. UK QIAGEN Manchester Ltd. UK QIAGEN Marseille S.A.S. France QIAGEN North American Holdings Inc. USA QIAGEN Pty. Ltd. Australia QIAGEN Redwood City, Inc. USA QIAGEN Sciences LLC USA QIAGEN S.r.l. Italy QIAGEN TRM Services Ltd. UAE QIAGEN U.S. Finance Holdings (Luxembourg) SARL Luxembourg QIAGEN U.S. Finance LLC USA QIAGEN U.S. Finance Ltd Ireland

Appendix Service CORPORATE COMMUNICATIONS For Investors Phone worldwide: +49 2103 29 11711 Phone U.S.: +1 240 686 2222 Email: IR@QIAGEN.COM IR.QIAGEN.COM For Media Phone worldwide: +49 2103 29 11826 Phone U.S.: +1 240 686 7425 Email: PR@QIAGEN.COM PR.QIAGEN.COM QIAGEN on the web www.QIAGEN.com www.corporate.QIAGEN.com www.facebook.com/QIAGEN www.twitter.com/QIAGEN www.linkedin.com/company/QIAGEN www.youtube.com/QIAGEN FINANCIAL CALENDAR Annual General Meeting of Shareholders of QIAGEN N.V. June, 2020 Second Quarter 2020 Results July 2020 Third Quarter 2020 Results November 2020 Fourth Quarter 2020 Results February 2021 Publication Date March 2021

TRADEMARKS Our name together with our logo is registered as a trademark in the United States and a number of other countries: QIAGEN® . For a complete list of QIAGEN’s trademarks and disclaimers, please refer to QIAGEN’s webpage under www.QIAGEN.com/trademarks_disclaimers.aspx. In this annual report QIAGEN uses the term molecular diagnostics. The use of this term is in reference to certain countries, such as the United States, limited to products subject to regulatory requirements. As of February 2019, QIAGEN molecular diagnostics products included 23 FDA (PMA approved or 510k cleared) products, 17 clinical sample concentrator products (14 kits and 3 instruments), 66 EU CE IVD assays, 17 EU CE IVD sample preparation products, 17 EU CE IVD instruments for sample purification or detection, 34 China CFDA IVD assays/sample preparations and 9 China CFDA IVD instruments. This Annual Report may also contain trade names or trademarks of companies other than QIAGEN. © 2020 QIAGEN, all rights reserved. This document contains detailed financial information about QIAGEN prepared under generally accepted accounting standards in the U.S. (U.S. GAAP) and included in our Form 20-F annual report filed with the U.S. Securities and Exchange Commission. QIAGEN also publishes an Annual Report under IFRS accounting standards, which is available on our website at www.QIAGEN.com.

QIAGEN N.V.

Report of the Supervisory Board

QIAGENers – the name we use proudly for our more than 5,100 employees worldwide – are the reason for our success. The members of the Supervisory Board wish to thank all QIAGENers for their contributions during 2019 toward achieving our vision of making improvements in life possible. We would also like to thank our shareholders, customers, business partners and other stakeholders for honoring QIAGEN with their continued collaboration and trust.
Agreement for Thermo Fisher Scientific Inc. to acquire QIAGEN
As an important subsequent event to 2019, QIAGEN and Thermo Fisher Scientific Inc. (NYSE: TMO) announced on March 3, 2020, that their boards of directors, as well as the Managing Board of QIAGEN N.V., have unanimously approved Thermo Fisher’s proposal to acquire QIAGEN for €39 per share in cash. The offer price represents a premium of approximately 23% to the closing price of QIAGEN’s common stock on the Frankfurt Prime Standard on March 2, 2020, the last trading day prior to the announcement of the transaction. Thermo Fisher will commence a tender offer to acquire all of the ordinary shares of QIAGEN. At the time of the announcement, the transaction valued QIAGEN at approximately $11.5 billion, which includes the assumption of approximately $1.4 billion of net debt. The transaction, which is expected to be completed in the first half of 2021, is subject to the satisfaction of customary closing conditions, including the receipt of applicable regulatory approvals, the adoption of certain resolutions relating to the transaction at an Extraordinary General Meeting of QIAGEN’s shareholders, and completion of the tender offer. Thermo Fisher has obtained committed bridge financing. Permanent funding is expected to come from cash on hand and the issuance of new debt. The transaction is not subject to any financing condition.
The members of the Supervisory Board unanimously support this agreement, which will enable QIAGEN to enter a promising new era and will give our employees the opportunity to have an even greater impact. The combination is designed to deliver significant cash value to our shareholders, while enabling QIAGEN to accelerate the expansion of its solutions to provide customers worldwide with breakthroughs that advance our knowledge about the science of life and improve health outcomes.
2019: A challenging year in terms of performance
A key role of the Supervisory Board is to monitor the performance and progress of QIAGEN’s business on a regular basis, and this was done during the course of 2019 with detailed written and oral reports from the Managing Directors, members of the Executive Committee and other senior leaders.
QIAGEN had a challenging year in 2019. During the second half, QIAGEN had to update its outlook to the capital markets to take into account a decision to stop a joint venture for the GeneReader NGS System in China and expectations for a continued reduction in revenues from companion diagnostic co-development projects as a result of the decision to gain access to the clinical next-generation sequencers of Illumina, Inc. through a new partnership. In the end, QIAGEN achieved the revised targets for net sales growth and improvements in adjusted earnings per share (EPS), which excludes purchased intangibles amortization, long-lived asset impairments and other items such as business integration, acquisition-related costs, litigation costs and restructuring. Our teams completed projects during the year to reallocate resources to support business expansion while also improving profitability.
CEO leadership transition
QIAGEN announced in October 2019 that Peer M. Schatz notified the Supervisory Board that, after 27 years with the Company, had decided to step down as Chief Executive Officer and Chairman of the Managing Board, and would remain with QIAGEN as a Special Advisor to the Supervisory Board. Thierry Bernard, Senior Vice President, Head of Molecular Diagnostics Business Area, was appointed in October 2019 as Interim CEO and worked in tandem with Roland Sackers, Chief Financial Officer and Member of the Managing Board. Mr. Bernard was named CEO in March 2020, and will be proposed for election as a Managing Director, along with Mr. Sackers, at the next Annual General Meeting scheduled for June 2020.
The members of the Supervisory Board would like to thank Mr. Schatz for his exceptional contributions and dedication to QIAGEN. We all owe him tremendous gratitude for his outstanding leadership and track record that contributed to the creation of a true success story in the life sciences industry and enabled such great advances in science and healthcare. We respect his decision to pursue other interests.
Composition of the Supervisory Board
The composition of the Supervisory Board did not change during 2019.
All current members of the Supervisory Board will stand for re-election at the upcoming Annual General Meeting in June 2020. Additionally, all members, with the exception of Metin Colpan and Elizabeth E. Tallett, have served in the Supervisory Board for less than eight years as recommended by the Dutch Corporate Governance Code. QIAGEN values the profound industry experience of Dr. Colpan and Ms. Tallett for their in-depth knowledge, and supports their reappointments.
The target profile of the Supervisory Board can be found on QIAGEN’s website, as well as in the Governance section of this Annual Report. The current composition fully complies with this profile. Further information on the individual members of the Supervisory Board, such as gender, age, nationality and other positions relevant to the performance of their duties as Supervisor

Board member, date of initial appointment and current term of office is set forth in the Corporate Governance Report and on our website at www.qiagen.com.
QIAGEN has a commitment to developing a diverse leadership team, with a broad range of backgrounds, experience, skills and capabilities. In nominating candidates, QIAGEN is committed to increasing diversity while pursuing individuals to join QIAGEN with a unique blend of scientific and commercial expertise and experience that will contribute to our future business success. Management development programs support the career advancement of leaders regardless of gender and other factors. As a result, a number of women are in key leadership roles around the world, and QIAGEN currently has 29% of management roles held by women. In line with this commitment, the Supervisory Board continues to take diversity into account when proposing members for election or re-election without compromising QIAGEN’s commitment to hiring the best individuals for positions without any discrimination. The current governance structure has led to the size of the Managing Board of two members, so achieving a diversity goal as measured solely by a percentage of overall membership is difficult to achieve. At the same time, QIAGEN has significantly increased the diversity of its senior leadership team and will continue to do so in the future.
Principal topics discussed by the Supervisory Board
As empowered by the Dutch Corporate Governance Code, the Supervisory Board devoted considerable time during 2019 to discussing and assessing QIAGEN’s corporate strategy, main risks and opportunities, and an annual assessment by the Managing Board of the design and effectiveness of internal risk management and control systems as well as any significant changes in them. In addition, the Supervisory Board discussed and reviewed the functioning of its committees and individual members, its current composition, competence, succession schedule and desired profile in various meetings and through written surveys.
The Supervisory Board met seven times during 2019, and conducted 15 telephone conference calls. These meetings also included regular attendance of the members of the Managing Board for certain agenda items. The Supervisory Board also met to review and discuss agenda items in the absence of the Managing Board members, such as performance and strategy as well as to discuss compensation matters. Information about the Supervisory Board members, including positions held on other boards, is included in the Corporate Governance Report. All members of the Supervisory Board had adequate time available to give sufficient attention to the concerns of the Company. The Supervisory Board further discussed the performance of the Managing Board and concluded that it and the Managing Board were functioning properly, especially in view of the regulations set forth in the Dutch Corporate Governance Code.
Committees of the Supervisory Board
The Supervisory Board has established an Audit Committee (Chair Lawrence Rosen), a Compensation Committee (Chair Elizabeth E. Tallett), a Selection and Appointment Committee (Chair Håkan Björklund), and a Science and Technology Committee (Chair Metin Colpan) from among its members. The Supervisory Board reserves the right to establish other committees as deemed beneficial, and has approved charters under which each of these committees operates. Charters are available on our website at www.QIAGEN.com.
The deliberations and findings of the committees were reported by the committee chairs to the Supervisory Board in its meetings on a regular basis. All committee members attended all committee meetings in 2019 physically or by phone. Further detailed information on the composition of the Supervisory Board and its committees, the number of committee meetings held in 2019 and the main topics of discussion, the remuneration of its members, as well as other information on the Supervisory Board, can be found in the Corporate Governance Report, which is an integral part of this Annual Report.
Through its Compensation Committee, the Supervisory Board executed and monitored compliance with the Remuneration Policy approved at the Annual General Meeting held on June 25, 2014. Compensation of Managing Board members consists of a fixed salary and variable components. Variable compensation includes one-time and annual payments linked to business performance (bonuses) as well as long-term incentives, such as share-based compensation, and pension plans. The Remuneration Policy and the various aspects of compensation, including the detailed remuneration of individual Managing Board members, are described in the Remuneration Report, which is available on QIAGEN’s website. Information on QIAGEN’s activities was communicated by the Managing Board to the Supervisory Board through regular meetings and business reports.
Corporate governance
All members of the Supervisory Board fulfill the independence criteria as defined by the Dutch Corporate Governance Code. The Supervisory Board follows the principle of increasing shareholder value as the members represent the interests of all stakeholders, including shareholders, and has always pursued the highest standards in corporate governance.
QIAGEN is committed to a corporate governance structure that best suits its business and stakeholders, and that complies with relevant rules and regulations. QIAGEN follows the principles described in the Dutch Corporate Governance Code, although some minor deviations, which are explained in detail in our Corporate Governance Report, may result from the impact of factors such as legal requirements imposed on QIAGEN or industry standards.

QIAGEN’s common shares are registered and traded in the U.S. on the New York Stock Exchange (NYSE) as of January 2018 (formerly on the NASDAQ Global Select Market) and in Germany on the Frankfurt Stock Exchange in the Prime Standard segment. Shareholders in Europe and the U.S. hold the majority of common shares. As a result of these listings for its Global Shares, QIAGEN is subject to the rules regarding corporate governance set by the NYSE. QIAGEN believes all of its operations are carried out in accordance with legal frameworks, including Dutch Corporate Law, U.S. laws and regulations, EU regulations and applicable German capital market laws.
Financial statements and audits
In this Annual Report, the financial statements for 2019 are presented as prepared by the Managing Board and audited by KPMG (Independent Registered Public Accounting Firm). We examined the financial statements, the proposal for the use of the distributable profit, the consolidated financial statements and the Management report. We have no objections, thus we concur with the results of the audit, and it has been approved by the Supervisory Board. In closing, the Supervisory Board would like to again thank all QIAGEN employees for the outstanding performance and commitment during an eventful year.

Venlo, the Netherlands, April 2020

The Supervisory Board:
Dr. Håkan Björklund
Chairman of the Supervisory Board

Management Report

Operations and Business Environment
Company overview
QIAGEN is a global leader in Sample to Insight solutions that transform biological samples into valuable molecular insights. Our mission is to enable customers across the continuum of molecular testing to unlock valuable insights faster, better and more efficiently - from the raw biological sample to the final interpreted result.
We serve more than 500,000 customers in two broad customer groups: Molecular Diagnostics (human healthcare) and Life Sciences (academia, pharma R&D and industrial applications, primarily forensics). Proven QIAGEN solutions and content are providing answers in hospitals and laboratories worldwide, helping make sense of the increasing volumes and complexity of biological information, in keeping with our vision of making improvements in life possible.
QIAGEN began operations in 1986 as a pioneer in the emerging biotechnology sector, introducing a novel method that standardized and accelerated extraction and purification of nucleic acids from biological samples. As molecular biology and genomic knowledge have grown to influence many areas of life, QIAGEN has expanded to serve the full spectrum of market needs. We believe our sample technologies are unmatched in quality for isolating and preparing DNA (deoxyribonucleic acid), RNA (ribonucleic acid) and proteins from blood or other liquids, tissue, plants or other materials.
Our assay technologies amplify, enrich and make these biomolecules accessible for analysis, such as identifying the genetic information of a pathogen or a gene mutation in a tumor. QIAGEN’s industry-leading Digital Insights solutions allow users to analyze and interpret data with bioinformatics software and knowledge bases to provide relevant, actionable insights. Our automation systems tie these technologies together in seamless and cost-effective molecular testing workflows - from Sample to Insight.
Net sales of $1.53 billion in 2019 consisted of consumable kits and other revenues (89% of sales) and automation systems and instruments (11% of sales). Approximately 48% of net sales in 2019 were in Molecular Diagnostics, and 52% in Life Sciences customer classes in the Academia / Applied Testing and Pharma markets.
QIAGEN has grown by developing new instruments, consumables and digital solutions to meet diverse and growing needs in the market, partnering with researchers and Pharma companies, and acquiring companies or technologies to complement our portfolio. We believe the addressable global market for QIAGEN's portfolio of molecular testing products for customers across the continuum of life science research and molecular diagnostics totals more than $10 billion.
We have funded our growth through internally generated funds, debt offerings, and private and public sales of equity securities. QIAGEN’s global shares are listed on the New York Stock Exchange under the ticker symbol QGEN and on the Frankfurt Prime Standard as QIA.
The company is registered under its commercial and legal name QIAGEN N.V. with the trade register (kamer van koophandel) of the Dutch region Limburg Noord under file number 12036979. QIAGEN N.V. is a public limited liability company (naamloze vennootschap) under Dutch law as a holding company. Our principal executive office is located at Hulsterweg 82, 5912 PL Venlo, The Netherlands, and our telephone number is +31-77-355-6600.
As a holding company, QIAGEN conducts business through subsidiaries located throughout the world. Further information about QIAGEN can be found at www.qiagen.com. By referring to our website, we do not incorporate the website or any portion of the website by reference into this Annual Report.
On March 3, 2020, QIAGEN and Thermo Fisher Scientific Inc. (NYSE: TMO) announced that their boards of directors, as well as the managing board of QIAGEN N.V., unanimously approved Thermo Fisher’s proposal to acquire QIAGEN for €39 per share in cash. The offer price represents a premium of approximately 23% to the closing price of QIAGEN’s common stock on the Frankfurt Prime Standard on March 2, 2020, the last trading day prior to the announcement of the transaction. Thermo Fisher will commence a tender offer to acquire all of the ordinary shares of QIAGEN. The transaction values QIAGEN at approximately $11.5 billion at current exchange rates, which includes the assumption of approximately $1.4 billion of net debt.
The transaction, which is expected to be completed in the first half of 2021, is subject to the satisfaction of customary closing conditions, including the receipt of applicable regulatory approvals, the adoption of certain resolutions relating to the transaction at an Extraordinary General Meeting of QIAGEN’s shareholders, and completion of the tender offer.
Recent Developments
QIAGEN has recently achieved a number of milestones by continuing to focus on strategic growth initiatives:

Sustaining the rapid growth of our QuantiFERON-TB franchise:
•QIAGEN’s QuantiFERON-TB tests play an increasingly central role in the global fight against tuberculosis (TB), a contagious bacterial infection that strikes more than 10 million new patients and kills about 1.7 million annually. Guidelines from the World Health Organization (WHO) and leading clinical organizations now recommend screening of high-risk individuals for latent TB infection and preventive treatment as a component of TB control programs.
•Sales of the QuantiFERON-TB franchise, including the fourth-generation QuantiFERON-TB Gold Plus (QFT-Plus), grew 8% in 2019 to $240 million.
•In November 2019 QIAGEN and DiaSorin announced the U.S. launch of the LIAISON QuantiFERON-TB Gold Plus test as a streamlined, highly automated option for latent TB screening programs from small-scale to high-throughput. QIAGEN and DiaSorin introduced QFT-Plus on LIAISON analyzers in Europe in late 2018, added the U.S. market following the recent FDA approval, and are planning availability for China in 2020.
•In October 2019 the Stop TB Partnership’s Global Drug Facility (GDF) added QFT-Plus to its diagnostic catalog, opening a new channel to reach countries with a high incidence of TB but limited resources. The GDF helps match global demand with funding from donors, governments and non-governmental organizations.
•QIAGEN continues to innovate in latent tuberculosis testing. In partnership with Ellume, QIAGEN is developing QuantiFERON-TB Access, a simplified, low-cost test offering ultrasensitive digital detection in a workflow designed for cost-efficiency and use in areas lacking laboratory infrastructure. The product will further advance global TB control efforts, particularly in low-resource and high-burden regions. Commercialization is expected to begin in 2020.
Driving growth in next-generation sequencing (NGS) with greater focus:
•QIAGEN continues to expand our global presence in the fast-growing market for next-generation sequencing (NGS). In 2019 we shifted our strategy and reoriented our NGS activities to focus on opportunities to build upon our strengths as a leader in "universal" technologies for preparing samples, analyzing genomic variations and interpreting sequencing data.
•NGS-related sales in 2019 achieved QIAGEN’s goal of more than $180 million, compared to over $140 million in 2018. Demand for our universal NGS technologies and Digital Insights from bioinformatics applications drove this growth.
•In October 2019 QIAGEN and Illumina, Inc. announced a 15-year partnership to broaden the use of NGS-based in vitro diagnostic kits to deliver insights for clinical decision-making, including companion diagnostics for precision medicine. Illumina and QIAGEN will cooperate to commercialize a menu of clinically validated workflows that combine QIAGEN’s proprietary content and digital solutions for use with Illumina’s MiSeq Dx, NextSeq 550Dx and future diagnostic systems. In the coming years we expect the partnership with Illumina, whose sequencing instruments are in widespread use worldwide, to expand our global presence in clinical decision-making using NGS technology.
•QIAGEN also announced in October 2019 that we have discontinued development of new NGS instruments. We will focus NGS-related development resources on maximizing the new Illumina partnership for NGS-based diagnostic kits, as well as expanding our offering of universal NGS consumables for use with any sequencer. QIAGEN intends to continue supporting and servicing customers of the GeneReader NGS System, which is available as a complete system for the processing of smaller targeted gene panels, but we do not expect to develop new sequencing platforms at this time.
•We continue to expand QIAGEN’s broad portfolio of universal, or platform-agnostic, NGS solutions. Among the new products introduced in 2019 are QIAseq Multimodal Panels, the industry’s only consolidated workflow to simultaneously detect DNA variants, RNA fusions and gene expression levels from a single sample; QIAseq FastSelect kits to remove unwanted RNA from samples, addressing critical bottlenecks in research into RNA and gene expression; and the QIAseq Expanded Carrier Screening Panel, enabling identification of genetic drivers of more than 200 rare and inherited diseases.
Reaping the value of genomic insights for Precision Medicine:
•QIAGEN continues to lead our industry in precision medicine, collaborating with more than 25 pharmaceutical and biotech companies to develop companion and complementary diagnostics to guide clinical decision-making. These partnerships feed a deep pipeline of Sample to Insight tests supporting clinical trials and, with regulatory approvals, patient care.
•In 2019 three of our co-development partnerships bore fruit in newly approved companion diagnostics in oncology. We introduced the therascreen PIK3CA RGQ PCR Kit in the U.S. as a companion diagnostic to aid in identifying patients for a new breast cancer therapy developed by Novartis (launched in Europe in early 2020); the therascreen FGFR RGQ RT-PCR Kit to help identify U.S. urothelial cancer patients for Janssen Biotech’s newly approved FGFR kinase inhibitor; and the therascreen EGFR RGQ PCR Kit in Japan - our first companion diagnostic approval there - to help guide the use of a new Pfizer therapy in non-small cell lung cancer (NSCLC). All three run on the Rotor-Gene Q, a module in our QIAsymphony system.
•A partnership with Inovio Pharmaceuticals, launched in May 2019, will co-develop a liquid-biopsy companion diagnostic for Inovio’s DNA-based immunotherapy compound, which has potential to be the first treatment for human papillomavirus (HPV) infection of the cervix and first non-surgical treatment for precancerous lesions associated with the virus.
•A new collaboration with Amgen announced in early 2020 will develop tissue-based companion diagnostics to identify non-small cell lung cancer patients who would benefit from Amgen's investigational cancer treatment AMG 510. The test will identify patients with cancers that have the KRAS G12C genetic mutation, a common cause of cancer.
•We expanded our Day-One Lab Readiness network in 2019 through collaborations with CLIA-certified laboratories to ensure immediate patient access to QIAGEN companion diagnostics upon approval of new oncology drugs. Among the clinical labs now participating to accelerate patient access are LabCorp, Quest, NeoGenomics, SRL in Japan, and others.
Expanding QIAGEN automation solutions to serve growing market needs:
•QIAGEN has strategically expanded our offering of automation solutions to enter growing segments of the life science and molecular diagnostics markets, as well as to meet the diverse, rapidly evolving needs of customers.
•The QIAsymphony system, a cost-effective modular automation solution that integrates PCR molecular testing from sample processing to final insights, surpassed our goal of 2,500 cumulative placements by year-end 2019. Related consumables grew globally, including an extensive menu of in vitro diagnostic tests in infectious disease, oncology and transplant care. The sample processing module, QIAsymphony SP, is a market-leading "front end" solution for reliable automated handling of samples, including liquid biopsies, for PCR and next-generation sequencing.
•The QIAstat-Dx system is approaching 1,000 cumulative placements, providing fast, cost-effective and easy-to-use syndromic testing with novel Sample to Insight solutions. In May 2019, we launched the platform in the United States with an FDA-cleared multiplex panel for differential diagnosis of respiratory infections. QIAstat-Dx was introduced in Europe in 2018 with CE-IVD marked panels for respiratory and gastrointestinal infections. The system produced $15 million of sales in 2019. In early 2020, QIAGEN created a version of the QIAstat-Dx respiratory panel for potential use in testing of patients for COVID-19 in China and other markets using the QIAstat-Dx platform. Additional diagnostic panels are planned to launch in 2020 to enhance the value to clinics and physician offices.
•The NeuMoDx 96 and 288 Molecular Systems are providing fully integrated, mid- to high-throughput PCR analysis systems for clinical laboratories, and now have eight CE-IVD cleared diagnostic kits covering a range of infectious diseases. QIAGEN has the right to commercialize these platforms in Europe and other markets outside the U.S.
•Our development of disruptive new systems for digital PCR is on track to begin commercialization in 2020, combining proprietary QIAGEN technologies with assets acquired from Formulatrix in early 2019. Our digital PCR initiative aims to provide fully-integrated solutions that simplify workflows for laboratories, offer higher throughput and multiplexing, and provide customers with favorable costs for instruments and consumables.
Digital Insights solutions transforming raw data into valuable insights:
•As genomic data increasingly influences decisions in science and healthcare, QIAGEN’s Digital Insights solutions are driving growth with content-enabled bioinformatics that transform raw NGS data into actionable insights for customers.
•Researchers worldwide use our software and industry-leading knowledge bases to accelerate innovation, guide experiments and translate genomic results into actions that enhance clinical care. Starting in 2014, QIAGEN has built a comprehensive, easy-to-use toolbox through acquisitions of Ingenuity, CLC bio, BIOBASE and OmicSoft. Digital Insights solutions are marketed as standalone products and integrated into QIAGEN Sample to Insight workflows to meet customer needs.
•In June 2019, our industry-leading QIAGEN Clinical Insight (QCI), a clinical decision support platform for interpretation and reporting of next-generation sequencing data, achieved a milestone of more than 1 million patient test cases analyzed and interpreted. We continually update and expand the content available through QCI. After acquiring N-of-One, Inc. in January 2019, we integrated N-of-One’s services and somatic cancer database, including medical interpretation and real-world evidence from more than 125,000 anonymized patient samples, into QIAGEN Clinical Insight.
Pioneering differentiated sample technologies and liquid biopsy solutions:
•As a leader in sample technologies enabling laboratories to obtain highest-quality DNA and RNA for molecular testing, QIAGEN continues to innovate with front-end solutions in growing fields. QIAGEN technologies process an estimated 50,000 biological samples a day. In 2019 we rolled out several new products solving tough challenges for customers, such as new tools to accelerate RNA sequencing for research and liquid biopsies for efficient, less-invasive diagnosis.
•Our QIAcube Connect system, launched in January 2019 to amplify the benefits of automated sample processing for customers, reached more than 660 placements by year-end, with strong Life Sciences demand. Building on over 8,000 placements of our first-generation QIAcube instrument, QIAcube Connect delivers a new level of digitization and ease of use with thousands of protocols, assuring full standardization and freeing customers from repetitive manual processing.
•QIAGEN offers an innovative portfolio of liquid biopsy technologies for research and clinical applications. Liquid biopsies extract and purify DNA and RNA from blood or other body fluids, as an alternative to costly and sometimes impractical tissue biopsies. In 2019, our therascreen PIK3CA RGQ PCR Kit became the first FDA-approved liquid biopsy test using blood plasma to guide treatment decisions in breast cancer.
•In October 2019, we launched innovative new QIAseq FastSelect kits for customers in Life Sciences to remove unwanted RNA from biological samples for faster, simpler library preparation. The solutions address critical bottlenecks in RNA sequencing, enabling scientists to achieve more on-target NGS reads and more efficient use of resources.
Executing initiatives to prioritize resource allocation and create value:
•QIAGEN implemented several organizational changes and portfolio initiatives in 2019 with the aim of driving future growth, efficiency and profitability. These actions prioritized resource allocation to streamline operations, strengthen the focus on execution and improve operating margins.
•In October 2019, QIAGEN stopped internal development of new instruments for next-generation sequencing, restructuring to allocate resources from work on new proprietary NGS systems to QIAGEN's partnership with Illumina to commercialize in vitro diagnostic kits running on Illumina’s clinical NGS platforms, as well as to universal NGS portfolio.
•Streamlining initiatives in 2019 aimed to create a more focused, agile and efficient global operation. Changes included shifting worldwide production into a regional structure, integrating global sales resources into the three Business Areas (Life Sciences, Molecular Diagnostics and QIAGEN Digital Insights), and moving additional activities to QIAGEN Business Services centers in Poland and the Philippines.
•Digitization of a wide range of customer interactions continues to progress, with approximately 43% of 2019 sales coming via the QIAGEN website and other online channels.
Our Products
QIAGEN's leadership in Sample to Insight solutions for molecular testing leverages our product portfolio across a wide range of applications and customer classes. We provide more than 500 core consumable products (sample and assay kits), instruments and automation systems, and digital insight solutions (or bioinformatics) for analysis and interpretation.
These diverse revenue streams comprise two main categories: Consumables and related revenues, approximately 89% of net sales in 2019, including sample and assay kits, digital insights, royalties, co-development milestone payments and services; and Automation platforms and instruments, approximately 11% of net sales in 2019, including related services and contracts.
QIAGEN automation systems streamline molecular testing using consumables in efficient workflows and carrying customers through the process from Sample to Insight. Some QIAGEN consumables are designed to run on QIAGEN instruments, while others are universal kits designed for use with any molecular testing platform.
Major types of QIAGEN solutions and related brands
Sample Technologies
Our broad portfolio of sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other biological materials to prepare for a wide variety of molecular testing needs in research and clinical applications.

Sample Technologies	Selected QIAGEN brands
Primary sample technology consumables
• Nucleic stabilization and purification kits designed for primary
• sample materials (DNA, RNA, proteins), manual and automated
• processing for genotyping, gene expression, viral and bacterial
• analysis
• Mainly based on silica membranes and buffers
	• QIAamp • PAXgene • Gentra • Puregene	• DNeasy • AdnaTest • Oligotex • BioSprint	• RNeasy • Tiangen • AllPrep

Secondary sample technology consumables
• Kits and components for purification of nucleic acids and proteins
• from secondary sample materials (e.g. gel, plasmid DNA, proteins)
• Molecular biology reagents
	• QIAprep • Qproteome • QIAGEN • Plasmid Plus • HiSpeed	• QIAquick • BioMag • QIAfilter • EndoFree	• DyeEx • Ni-NTA • R.E.A.L.

Sample technology instruments • Instruments for nucleic acid purification and accessories	• QIAsymphony • SP • QIAscout	• QIAcube • Connect • Centrifuges	• QIAcube HT • TissueLyser
Assay Technologies
Targeted or multiplex assay technologies deploy a variety of methods to amplify biomolecules and make them visible and ready for molecular analysis using different techniques.

Assay Technologies	Selected QIAGEN brands
Assay content consumables
• Kits, assays, reagents and controls for identification and analysis of
• sequence-specific targets (such as DNA, methylated DNA, bacterial
• DNA, RNA, miRNA) with different technologies (such as PCR,
• Pyrosequencing, hybridization) in assay and array format
• Oligonucleotide synthesis, siRNAs, bisulfite conversion
	• EpiTect • GapmeR • miScript	• ADNATest • qBiomarker • AllStars	• miCURY • RT2 • FlexiTube/ • FlexiPlate

Enzymatics consumables • Custom-developed and configured enzymes and products which are • sold to OEM customers	• EnzScript • ZipScript	• Phoenix Hot • Start	• VeraSeq

Assay foundation consumables
• Different generations of PCR, qPCR, reverse transcription and
• combinations (RT-PCR) kits for analysis of gene expression,
• genotyping and gene regulation, running on QIAGEN or third-party
• instruments and technologies
• Similar product portfolio developed and sold through QIAGEN
• second brands (Quanta, Tiangen)
• QIAxpert consumables, cloning kits and transfection reagents
	• QuantiTect • OneStep • RT-PCR • Type-it • OmniScript • PolyFect	• QuantiFast • Rotor-Gene • QIAGEN • Multiplex • SuperScript • SuperFect	• QuantiNova • HotStarTaq • TopTaq • HiPerFect

Assay instruments
• Modular PCR system with Sample to Insight laboratory automation
• One-step molecular analysis of hard-to-diagnose syndromes
• Fully integrated medium- to high-throughput PCR test analysis
• Specialized instruments for assay setup and analysis
	• QIAsymphony • RGQ • QIAstat-Dx • PyroMark • QIAgility	• QIAsymphony • AS • NeuMoDx 96 • QIAxpert	• Rotor-Gene-Q • NeuMoDx 288 • QIAxcel

Custom laboratory and genomic services • Custom services such as DNA sequencing, qPCR service, whole • genome amplification, and non-cGMP DNA production	• Provided on an individualized contract basis
Next-Generation Sequencing (NGS)
High-throughput or next-generation sequencing (NGS) enables analysis of multiple sequences in parallel, using massive analytical and computing power to generate data for a profile of a whole genome or portion of a genome.

Next-Generation Sequencing (NGS)	Selected QIAGEN brands
Universal NGS consumables • Predefined and custom NGS gene panels (DNA, RNA), library prep • kits and components, whole genome amplification, etc.	• QIAseq	• REPLI-g	• GeneRead

Digital Insights solutions
• Bioinformatics solutions to deliver actionable insights from NGS
• data, sold as freestanding software or cloud-based solutions, also
• integrated into many QIAGEN consumables and instruments
	• QIAGEN • Clinical • Insight • N-of-One • Ingenuity • Variant • Analysis	• CLC • Genomics • Workbench • QIAGEN • Knowledge • Base • HGMD	• OmicSoft • Ingenuity • Pathway • Analysis
Forensics and Human Identification
Genetic analysis used for forensics and human identification can positively identify or rule out identification of individuals or biological substances for purposes such as law enforcement investigation, paternity testing or food safety screening.

Forensics and Human Identification	Selected QIAGEN brands
Human ID / Forensics sample collection consumables • Sample cards and collection swabs	• FTA	• Other • consumables

Human ID / Forensics consumables • STR assays for Human ID, additional assays for food contamination	• Investigator • (human ID / • forensics)	• mericon • (food safety)
Customers
With a growing portfolio of innovative products for molecular testing, QIAGEN has built customer relationships across the entire value chain of Life Sciences and Molecular Diagnostics. Discoveries often surface in universities and research institutes, then are licensed for development by pharmaceutical and biotech companies, and finally move into widespread commercial use in healthcare and other areas of life. We organize our business to serve the needs of major customer classes:
•Molecular Diagnostics - healthcare providers engaged in patient care including hospitals, public health organizations, reference laboratories and physician practices
•Life Sciences - researchers in universities, research institutes and industry customers using molecular testing to achieve new insights into disease or other biological processes, as well as applying molecular testing in non-healthcare fields
▪Academia / Applied Testing - exploring the secrets of life such as disease mechanisms and pathways, translating findings into drug targets or other products, or serving purposes such as forensics and human identification
▪Pharma - pharmaceutical and biotechnology companies engaging in the R&D process from drug discovery to translational medicine and then clinical development
Molecular Diagnostics
QIAGEN offers one of the broadest portfolios of molecular technologies for healthcare, and Molecular Diagnostics customers accounted for $737 million of our sales in 2019. The success of molecular testing in healthcare depends on the ability to accurately analyze purified nucleic acid samples from sources such as blood, tissue, body fluids and stool. Automated systems must process tests reliably and efficiently, often handling hundreds of samples concurrently. The range of assays for diseases and biomarkers, convenience and ease of laboratory workflow, and standardization of lab procedures also influence success.
The molecular diagnostics market generates total sales estimated by industry experts at approximately $7 billion in 2019, including about $5 billion potentially addressable with QIAGEN's product portfolio. Molecular testing is the most dynamic segment of the global in vitro diagnostics market, growing at an estimated annual rate in the mid-single-digits at constant exchange rates. Given the advantages of precise genetic information over traditional tests, QIAGEN expects the healthcare market to continue to provide significant growth opportunities.
In QIAGEN’s Molecular Diagnostics business we focus on three priorities for fighting disease:

•Oncology - accurately diagnosing cancer, enabling prevention or early detection, as well as guiding selection of therapies with individualized molecular insights for precision medicine.
QIAGEN's oncology test portfolio includes a broad range of technologies and biomarkers for Precision Medicine, including regulator-approved companion diagnostics for oncogenes such as KRAS, EGFR BRCA1/2, JAK2, PIK3CA and others, as well as comprehensive gene panels for research applications in next-generation sequencing. We also provide industry-leading tests to screen for human papillomavirus (HPV) and protect women from cervical cancer.
We have a deep pipeline of oncology tests for PCR and NGS analysis under development. In addition to our portfolio of molecular technologies and automation systems, QIAGEN offers Pharma partners a full infrastructure for co-development programs, intellectual property on platforms and content, regulatory experience, global marketing reach, and independence as a company focusing exclusively on these types of technologies.
•Immune monitoring - using advanced tests to detect immune-system markers as a preventive strategy, such as screening patients for latent tuberculosis infection to guard against active TB disease, or to monitor immune function, for example in transplant patients. Our sensitive QuantiFERON technology accurately detects infection and measures immune response.
Our lead products in this field, QuantiFERON-TB Gold Plus and QuantiFERON-TB Gold, are used in tuberculosis control efforts worldwide to detect latent TB infection (LTBI) by screening vulnerable populations, including close contacts of patients with active TB disease, immunocompromised persons or patients on immunosuppressive drugs. Individuals with LTBI can then be treated, preventing the infection from becoming active and contagious. As modern blood tests analyzed in a laboratory, the QuantiFERON-TB assays are faster, less labor-intensive and more accurate than the century-old tuberculin skin test. The potential global market for latent TB infection testing is estimated at up to $1 billion.
In transplantation, our QuantiFERON Monitor provides monitoring of immune function in solid organ transplant patients and QuantiFERON-CMV Kit tests immunity for infection with cytomegalovirus (CMV) in at-risk patients.
•Infectious diseases - detecting and differentiating viral and bacterial infections - such as HIV, hepatitis, influenza, sexually transmitted diseases and healthcare-associated infections, as well as respiratory and gastrointestinal syndromes - can be useful in guiding treatment, such as selection of appropriate antibiotic or antiviral therapies.
QIAGEN offers an extensive range of kits for diagnosing infectious diseases, including a broad menu of reliable tests on the QIAsymphony and NeuMoDx automation systems, as well as QIAstat-Dx panels for respiratory and gastrointestinal syndromes. We are expanding this portfolio by seeking regulatory approvals of new assays across these platforms.
QIAGEN remains a global leader in screening technologies for HPV, a viral infection that is the primary cause of cervical cancer, which kills about 270,000 women a year. Our gold standard digene HC2 HPV Test and our careHPV Test for use in low-resource regions lead the market in HPV screening around the world. In the United States, vigorous price competition has reduced QIAGEN’s HPV business to about 1% of total sales.
Life Sciences
QIAGEN partners with customers across diverse disciplines in academia and industry, providing sample technologies, assay technologies, Digital Insights and services to universities and institutes, Pharma and biotech companies, government and law enforcement agencies. Life Sciences customers accounted for $789 million of our sales in 2019.
Academia / Applied Testing
QIAGEN provides Sample to Insight solutions to academic and research institutions around the world. We focus on enabling researchers to use reliable, fast, highly reproducible and high-quality technologies, sometimes replacing time-consuming traditional or in-house methods. QIAGEN often partners with leading institutions in research projects and develops customized solutions such as NGS panels for digital sequencing of multiple gene targets. As academic institutions increasingly embrace translational research, bridging from discoveries to practical applications in medicine, our relationships in Academia also support our presence in the Pharma and Molecular Diagnostics markets.
Applied Testing customers make up the growing market for molecular testing beyond research and human healthcare. QIAGEN is a global leader in solutions for governments and industry, particularly in forensic testing and human identification. The value of genetic "fingerprinting" has been proven in criminal investigations and examinations of paternity or ancestry, as well as food safety and veterinary diagnostics. QIAGEN provides sample collection and analytical solutions for law enforcement and human identification labs, as well as advanced technologies for studies of microbiomes and their effect on health and the environment.
Pharma

QIAGEN has deep relationships with pharmaceutical and biotechnology companies. Drug discovery and translational research efforts increasingly employ genomic information, both to guide research in diseases and to differentiate patient populations most likely to respond to particular therapies. We estimate that about half of QIAGEN sales to these companies support research, while the other half supports clinical development, including stratification of patient populations based on genetic information. QIAGEN Digital Insights solutions also are widely used to guide pharmaceutical research.
In Precision Medicine, we have built a position as the industry’s preferred partner to co-develop companion diagnostics paired with targeted drugs. QIAGEN’s more than 25 master collaboration agreements with Pharma customers, some with multiple co-development projects, have created a rich pipeline of molecular tests that are transforming the treatment of cancer and other diseases. Companion diagnostics can move through clinical trials and regulatory approvals, along with the paired drugs, to commercialization and marketing to healthcare providers.

Global Presence by Category of Activity and Geographic Market
Product Category Information
Net sales for the product categories are attributed based on those revenues related to sample and assay products and related revenues including bioinformatics solutions, and revenues derived from instrumentation sales.

(in thousands)	2019	2018	2017
Net Sales
Consumables and related revenues	$1,354,147	$1,315,459	$1,242,715
Instrumentation	172,277	186,389	174,821
Total	$1,526,424	$1,501,848	$1,417,536
Geographical Information
QIAGEN currently markets products in more than 130 countries. The following table shows total revenue by geographic market for the past three years (net sales are attributed to countries based on the location of the customer, as certain subsidiaries have international distribution):

(in thousands)	2019	2018	2017
Net Sales
Americas:
United States	$663,869	$632,660	$579,906
Other Americas	58,121	60,359	73,478
Total Americas	721,990	693,019	653,384
Europe, Middle East and Africa	487,476	490,301	462,980
Asia Pacific and Rest of World	316,958	318,528	301,172
Total	$1,526,424	$1,501,848	$1,417,536
QIAGEN has built an increasing presence in key emerging markets as a growth strategy. The top seven emerging markets - Brazil, Russia, India, China, South Korea, Mexico and Turkey - contributed approximately 16% of net sales in 2019, 2018 and 2017.
Research and Development
We are committed to expanding our global leadership in Sample to Insight solutions in Molecular Diagnostics and the Life Sciences. We target our research and development resources to the most promising technologies to address the unmet needs of our customers in healthcare and research labs in key geographic markets.
As a percentage of sales, our research and development investments are among the highest in our industry. About 950 employees in research and development work in QIAGEN centers of excellence on three continents.
Innovation at QIAGEN follows parallel paths:
•Creating new systems for automation of workflows - platforms for laboratories, hospitals and other users of novel molecular technologies.
•Expanding our broad portfolio of novel content - including assays to detect and measure biomarkers for disease or genetic identification.

•Integrating Digital Insights with the testing process - software and cloud-based resources to interpret and transform raw molecular data into useful insights.
Innovation in automation systems positions QIAGEN in fast-growing fields of molecular testing, as well as generating ongoing demand for our consumable products. We are developing and commercializing a deep pipeline of assays for preventive screening and diagnostic profiling of diseases, detection of biomarkers to guide Precision Medicine in cancer and other diseases, and other molecular targets. Our assay development program aims to commercialize tests that will add value to our QIAsymphony, QIAstat-Dx and NeuMoDx automation systems in the coming years, as well as next-generation sequencing kits to support our universal NGS franchise and our in vitro diagnostics partnership with Illumina. In 2019, we launched novel companion diagnostics on the QIAsymphony platform for breast, lung and urothelial cancers. We also added the FDA approved respiratory panel for infectious diseases to the menus for QIAstat-Dx and the NeuMoDx 96 and 288 platforms.
QIAGEN collaborates with many institutions and companies to create innovative molecular solutions. In May 2019, partnering with U.K.-based organizations, we launched APIS Assay Technologies Ltd., a new company aiming to accelerate biomarker commercialization by bridging the translational gap between genomic discoveries and the development of new diagnostics.
Our Digital Insights teams are developing new software and adding proprietary cloud-based content to support the latest research and clinical trends in molecular testing, especially the interpretation of large volumes of NGS data. We also integrate digital solutions with instruments and molecular content to provide our customers seamless Sample to Insight workflows.
Sales and Marketing
We market our products in more than 130 countries, mainly through subsidiaries in markets in the Americas, Europe, Australia and Asia with the greatest sales potential. Experienced marketing and sales staff, many of them scientists with academic degrees in molecular biology or related areas, sell our products and support our customers. Business managers oversee key accounts to ensure that we serve customers’ commercial needs, such as procurement processes, financing, data on costs and value of our systems, and collaborative relationships. In many markets, we have specialized independent distributors and importers.
Our marketing strategy focuses on providing differentiated, high-quality products across the value chain from Sample to Insight, integrating components into end-to-end solutions when possible, and enhancing relationships with commitment to technical excellence and customer service. Our omni-channel approach seeks to engage customers through their preferred channels - online, by phone, in person, etc. - and to optimize investment in different customer types.
QIAGEN has initiated actions to drive the growth of our digital marketing channels - including our website (www.qiagen.com), product-specific sites and social media. Our eCommerce team works with clients to provide automated processes supporting a variety of electronic transactions and all major eProcurement systems. Information contained on our website, or accessed through it, is not part of this Annual Report.
Our GeneGlobe Design & Analysis Hub (www.geneglobe.com), upgraded in September 2019, is a valuable outreach to scientists in Pharma and Academia, enabling researchers to search and order from approximately 25 million pre-designed and custom PCR assay kits, NGS assay panels and other products. The new hub brings next-level experiment planning, execution and follow-up to life science researchers, linking our Digital Insights solutions with ordering of assays to accelerate research.
QIAGEN uses a range of tools to provide customers with direct access to technical support, inform them of new product offerings, and enhance our reputation for technical excellence, high-quality products and commitment to service. For example, our technical service hotline allows existing or potential customers to discuss a wide range of questions about our products and molecular biology procedures, online or via phone, with Ph.D. and M.Sc. scientists at QIAGEN. Frequent communication with customers enables us to identify market needs, learn of new developments and opportunities, and respond with new products.
We also distribute publications, including our catalog, to existing and potential customers worldwide, providing new product information, updates, and articles about existing and new applications. In addition, we hold numerous scientific seminars at clinical, academic and industrial research institutes worldwide and at major scientific and clinical meetings. We conduct direct marketing campaigns to announce new products and special promotions, and we offer personalized electronic newsletters and webinars highlighting molecular biology applications.
For laboratories that frequently rely on our consumables, the QIAstock program maintains inventory on-site to keep up with their requirements. QIAGEN representatives make regular visits to replenish the stock and help with other needs, and we are automating this process with digital technologies. Easy-to-use online ordering, inventory monitoring and customer-driven changes make QIAstock an efficient system for providing ready access to our products for the hundreds of customers worldwide who use this program.
Seasonality

Our business does not experience significant, predictable seasonality. Historically, a significant portion of our sales have been to researchers, universities, government laboratories and private foundations whose funding is dependent upon grants from government agencies, such as the National Institutes of Health and similar bodies. To the extent that our customers experience increases, decreases or delays in funding arrangements and budget approvals, and to the extent that customers' activities are slowed such as during times of higher unemployment, vacation periods or delays in approval of government budgets, we may experience fluctuations in sales volumes during the year or delays from one period to the next in the recognition of sales. Additionally, we have customers who are active in the diagnostics testing market, and sales to these customers fluctuate to the extent their activities are impacted by public health concerns such as the timing and severity of flu season.
Intellectual Property, Proprietary Rights and Licenses
We have made and expect to continue to make investments in intellectual property. In 2019, our purchases of intangible assets totaled $214.3 million. While we do not depend solely on any individual patent or technology, we are significantly dependent in the aggregate on technology that we own or license. Therefore, we consider protection of proprietary technologies and products one of the major keys to our business success. We rely on a combination of patents, licenses and trademarks to establish and protect proprietary rights. As of December 31, 2019, we owned 352 issued patents in the United States, 275 issued patents in Germany and 1,700 issued patents in other major industrialized countries. We had 558 pending patent applications. Our policy is to file patent applications in Western Europe, the United States and Japan. U.S. patents have a term of 17 years from the date of issue (for patents issued from applications submitted prior to June 8, 1995), or 20 years from the date of filing (in the case of patents issued from applications submitted on or after June 8, 1995). Patents in most other countries have a term of 20 years from the date of filing the patent application. We intend to aggressively prosecute and enforce patents and to otherwise protect our proprietary technologies. We also rely on trade secrets, know-how, continuing technological innovation and licensing opportunities to develop and maintain our competitive position.
Our practice is to require employees, consultants, outside scientific collaborators, sponsored researchers and other advisers to execute confidentiality agreements upon commencement of their relationships with us. These agreements provide that all confidential information developed by or made known to the individual during the course of the relationship is to be kept confidential and not disclosed to third parties, subject to a right to publish certain information in scientific literature in certain circumstances and to other specific exceptions. In the case of our employees, the agreements provide that all inventions conceived by individuals in the course of their employment will be our exclusive property.
See "Principle of Risks and Uncertainties" included below for details regarding risks related to our reliance on patents and proprietary rights.
Competition
In the Academic and Pharma markets, we believe our primary competition in sample technology products involves traditional separation and purification methods, such as phenol extraction, cesium chloride density gradient centrifugation, and precipitation. These methods utilize widely available reagents and other chemicals supplied by companies in these markets. We compete with these methods through innovative technologies and products, offering a comprehensive solution for nucleic acid collection, pre-treatment, separation and purification needs and providing significant advantages in speed, reliability, convenience, reproducibility and ease of use.
We also experience competition in various markets from other companies providing sample preparation products in kit form and assay solutions. These competitors include, but are not limited to, companies with a focus on nucleic acid separation and purification, assay solutions, transfection reagents and protein fractionation products. We believe our proprietary technologies and products offer significant advantages over competitors' products with regard to purity, speed, reliability and ease-of-use.
Some of our other products within our molecular diagnostics customer class, such as tests for Chlamydia, Gonorrhea, hepatitis B virus, herpes simplex virus and CMV, compete against existing screening, monitoring and diagnostic technologies, including tissue culture and antigen-based diagnostic methodologies. We believe the primary competitive factors in the market for gene-based probe diagnostics and other screening devices are clinical validation, performance and reliability, ease of use, standardization, cost, proprietary position, competitors' market shares, access to distribution channels, regulatory approvals and reimbursement.
We do not believe our competitors typically have the same comprehensive approach to sample to insight solutions as we do or the ability to provide the broad range of technologies and depth of products and services that we offer. With our complete range of manual and fully automated solutions, we believe we offer the value of standardization of procedures and, therefore, more reliable results. We also believe our integrated strategic approach gives us a competitive advantage. The quality of sample technologies-an area in which we have a unique market and leadership position-is a key prerequisite for reliable molecular assay solutions, which increasingly are being applied in emerging markets such as Molecular Diagnostics and Applied Testing.

Current and potential competitors may be in the process of seeking FDA or foreign regulatory approvals for their respective products. Our continued future success will depend in large part on our ability to maintain our technological advantage over competing products, expand our market presence and preserve customer loyalty. There can be no assurance that we will be able to compete effectively in the future or that development by others will not render our technologies or products non-competitive.
Suppliers
As part of our supplier assessment procedures, we evaluate on a monthly basis the supply performance of our raw material and component suppliers, and we assess on a continuous basis potential alternative sources of such materials and components, and on a yearly basis assess the risks and benefits of reliance on our existing suppliers. We buy materials for our products from many suppliers, and are not dependent on any one supplier or group of suppliers for our business as a whole. Raw materials generally include chemicals, raw separation media, biologics, plastics, electronics and packaging. Raw materials are generally readily available at competitive, stable prices from a number of suppliers. Certain raw materials are produced under our specifications. We have inventory agreements with the majority of our suppliers and we closely monitor stock levels to maintain adequate supplies. We believe we maintain inventories at a sufficient level to ensure reasonable customer service levels and to guard against normal volatility in availability.
Government Regulations
We are subject to a variety of laws and regulations in the European Union, the United States and other countries. The level and scope of the regulation varies depending on the country or defined economic region, but may include, among other things, the research, development, testing, clinical trials, manufacture, storage, recordkeeping, approval, labeling, promotion and commercial sales and distribution, of many of our products.
European Union Regulations
In the European Union, in vitro diagnostic medical devices (IVDs) have been regulated under EU-Directive 98/79/EC (IVD Directive) and corresponding national provisions, however, this Directive will be replaced by the In Vitro Diagnostic Device Regulation (IVDR) in May 2022. The IVD Directive requires that medical devices meet the essential requirements set out in an annex of the directive. These requirements include the safety and efficacy of the devices. According to the IVD Directive, the Member States presume compliance with these essential requirements in respect of devices which are in conformity with the relevant national standards transposing the harmonized standards of which the reference numbers have been published in the Official Journal of the European Communities. These harmonized standards include ISO 13485:2016, the quality standard for medical device manufacturers.
IVD medical devices, other than devices for performance evaluation, must bear the CE marking of conformity when they are placed on the market. The CE mark is a declaration by the manufacturer that the product meets all the appropriate provisions of the relevant legislation implementing the relevant European Directive. As a general rule, the manufacturer must follow the procedure of the EC Declaration of conformity to obtain this CE marking.
Each European country must adopt its own laws, regulations and administrative provisions necessary to comply with the IVD Directive. Member States may not create any obstacle to the placing on the market or the putting into service within their territory of devices bearing the CE marking according to the conformity assessment procedures.
Under the IVDR, which was enacted by the European Commission (EC) on May 25, 2017, in vitro diagnostics will be subject to additional legal regulatory requirements after the IVDR comes into full effect on May 26, 2022. Once implemented, the entire EU IVD industry will have to comply with these new requirements, which will bring the EU regulatory landscape on par with other highly regulated markets such as the US. Many Guidance Documents and other regulatory mechanisms will need to be established during this transition period and it is anticipated that it will be late in 2020 before the infrastructure is established to begin the new approvals process.
U.S. Regulations
In the United States, in vitro diagnostic products are subject to regulation by the FDA as medical devices to the extent that they are intended for use in the diagnosis, treatment, mitigation or prevention of disease or other conditions. They are subject to premarket review and postmarket controls which will differ depending on how the FDA classifies a specific IVD. Certain types of tests like some that we manufacture and sell for research use only in the United States have not been subject to FDA’s premarket review and controls because we do not promote these tests for clinical diagnostic use, and they are labeled “For Research Use Only,” or RUO, as required by the FDA. Other tests, known as laboratory developed tests (LDTs) which are in vitro diagnostic tests that are designed, manufactured and used within a single laboratory, have generally been subject to enforcement discretion, which means that FDA generally has not enforced premarket review and other applicable FDA requirements. However, as LDTs have increased in complexity, the FDA has begun to take a risk-based approach to their regulation. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as FDA refusal to approve pending PMAs, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties and criminal prosecution.
In Vitro Diagnostics
The FDA regulates the sale or distribution of medical devices, including in vitro diagnostic test kits and some LDTs. The information that must be submitted to the FDA in order to obtain clearance or approval to market a new medical device varies depending on how the medical device is classified by the FDA. Medical devices are classified into one of three classes depending on the controls deemed by the FDA to be necessary to reasonably ensure their safety and effectiveness. Class I devices are subject to general controls, including labeling requirements, and adherence to the FDA’s quality system regulations (QSRs), which are device-specific current good manufacturing practices. Class II devices are subject to premarket notification, QSRs, general controls and sometimes special controls, including performance standards and post-market surveillance. Class III devices are subject to most of the previously identified requirements as well as to pre-market approval. Class I devices are exempt from premarket review; most Class II devices require 510(k) clearance, and all Class III devices must receive premarket approval before they can be sold in the United States. The payment of a user fee, that is typically adjusted annually, to the FDA is usually required when a 510(k) notice or premarket approval application is submitted.
510(k) Premarket Notification. A 510(k) premarket notification requires the sponsor to demonstrate that a medical device is substantially equivalent to another marketed device, termed a “predicate device,” that is legally marketed in the United States and for which a premarket approval was not required. A device is substantially equivalent to a predicate device if it has the same intended use and technological characteristics as the predicate; or has the same intended use but different technological characteristics, where the information submitted to the FDA does not raise new questions of safety and effectiveness and demonstrates that the device is at least as safe and effective as the legally marketed device.
The FDA generally issues a decision letter within 90 days of receipt of the 510(k) if it has no additional questions or sends a first action letter requesting additional information within 75 days. Most 510(k)s do not require clinical data for clearance, but a minority will. Requests for additional data, including clinical data, will increase the time necessary to review the notice. If the FDA believes that the device is not substantially equivalent to a predicate device, it will issue a “Not Substantially Equivalent” (NSE) determination and designate the device as a Class III device, which will require the submission and approval of a PMA before the new device may be marketed. A person who receives an NSE determination in response to a 510(k) submission may, within 30 days of receipt of the NSE determination, submit a de novo request for the FDA to make a risk-based evaluation for classification of the device into Class I or II. Devices that are classified through the de novo process may be marketed and used as predicates for future 510(k) submissions. The FDA continues to reevaluate the 510(k) pathway and process and the de novo process, and has taken what it describes as a risk-based approach to develop innovative regulatory policy to propose a more "contemporary" approach. In October 2017, the FDA published a final guidance entitled, “De Novo Classification Process (Evaluation of Automatic Class III Designation)” and in December 2018, the FDA issued a proposed rule which if finalized is intended to provide structure, clarity and transparency on the de novo classification process. We cannot predict what if any changes will occur or how they will affect our current or future products.
Premarket Approval. The PMA process is more complex, costly and time consuming than the 510(k) process. A PMA must be supported by more detailed and comprehensive scientific evidence, including clinical data, to demonstrate the safety and efficacy of the medical device for its intended purpose. If the device is determined to present a “significant risk,” the sponsor may not begin a clinical trial until it submits an investigational device exemption (IDE) to the FDA and obtains approval to begin the trial.
After the PMA is submitted, the FDA has 45 days to make a threshold determination that the PMA is sufficiently complete to permit a substantive review. If the PMA is complete, the FDA will file the PMA. The FDA is subject to a performance goal review time for a PMA that is 180 days from the date of filing, although in practice this review time is longer. Questions from the FDA, requests for additional data and referrals to advisory committees may delay the process considerably. The total process may take several years and there is no guarantee that the PMA will ever be approved. Even if approved, the FDA may limit the indications for which the device may be marketed. The FDA may also request additional clinical data as a condition of approval or after the PMA is approved. Any changes to the medical device may require a supplemental PMA to be submitted and approved before changed medical device may be marketed.
Any products sold by us pursuant to FDA clearances or approvals will be subject to pervasive and continuing regulation by the FDA, including record keeping requirements, reporting of adverse experiences with the use of the device and restrictions on the advertising and promotion of our products. Device manufacturers are required to register their establishments and list their devices with the FDA and are subject to periodic inspections by the FDA and certain state agencies. Noncompliance with applicable FDA requirements can result in, among other things, warning letters, fines, injunctions, civil penalties, recalls or seizures of products, total or partial suspension of production, refusal of the FDA to grant 510(k) clearance or PMA approval for new devices, withdrawal of 510(k) clearances and/or PMA approvals and criminal prosecution.

Regulation of Companion Diagnostic Devices
If a sponsor or the FDA believes that a diagnostic test is essential for the safe and effective use of a corresponding therapeutic product, the sponsor of the therapeutic product will typically work with a collaborator to develop an in vitro companion diagnostic device, or IVD. IVDs are regulated by the FDA as medical devices. The FDA issued a final guidance document in 2014, entitled “In Vitro Companion Diagnostic Devices” that is intended to assist companies developing in vitro companion diagnostic devices and companies developing therapeutic products that depend on the use of a specific in vitro companion diagnostic for the safe and effective use of the product. The FDA defined an IVD companion diagnostic device as a device that provides information that is essential for the safe and effective use of a corresponding therapeutic product. The FDA expects that the therapeutic sponsor will address the need for an approved or cleared IVD companion diagnostic device in its therapeutic product development plan and that, in most cases, the therapeutic product and its corresponding IVD companion diagnostic will be developed contemporaneously.
It also issued a draft guidance on July 15, 2016, entitled, “Principles for Codevelopment of an In Vitro Companion Diagnostic Device with a Therapeutic Product” to serve as a practical guide to assist therapeutic product sponsors and IVD sponsors in developing a therapeutic product and an accompanying IVD companion diagnostic and on December 7, 2018, it published another draft guidance, “Developing and Labeling In Vitro Companion Diagnostic Devices for a Specific Group or Class of Oncology Therapeutic Products” which, if finalized, is intended to facilitate class labeling on diagnostic tests for oncology therapeutic products, where scientifically appropriate.
The FDA also introduced the concept of complementary diagnostics that are distinct from companion diagnostics because they provide additional information about how a drug is used or identify patients who are likely to derive the greatest benefit from therapy without being required for the safe and effective use of that drug. The FDA has not yet provided much guidance on the regulation and use of complementary diagnostics, but several have been approved.
The FDA indicated that it will apply a risk-based approach to determine the regulatory pathway for IVD companion diagnostic devices, as it does with all medical devices. This means that the regulatory pathway will depend on the level of risk to patients, based on the intended use of the IVD companion diagnostic device and the controls necessary to provide a reasonable assurance of safety and effectiveness. The two primary types of marketing pathways for medical devices are clearance of a premarket notification under Section 510(k) of the Federal Food, Drug, and Cosmetic Act, or 510(k), and approval of a premarket approval application, or PMA. We expect that any IVD companion diagnostic device developed for use with our drug candidates will utilize the PMA pathway and that a clinical trial performed under an investigational device exemption, or IDE, will have to be completed before the PMA may be submitted.
The FDA expects that the therapeutic sponsor will address the need for an IVD companion diagnostic device in its therapeutic product development plan and that, in most cases, the therapeutic product and its corresponding IVD companion diagnostic device will be developed contemporaneously. If the companion diagnostic test will be used to make critical treatment decisions such as patient selection, treatment assignment, or treatment arm, it will likely be considered a significant risk device for which a clinical trial will be required.
The sponsor of the IVD companion diagnostic device will be required to comply with the FDA’s IDE requirements that apply to clinical trials of significant risk devices. If the diagnostic test and the therapeutic drug are studied together to support their respective approvals, the clinical trial must meet both the IDE and IND requirements.
PMAs must be supported by valid scientific evidence, which typically requires extensive data, including technical, preclinical, clinical and manufacturing data, to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device. For diagnostic tests, a PMA typically includes data regarding analytical and clinical validation studies. As part of its review of the PMA, the FDA will conduct a pre-approval inspection of the manufacturing facility or facilities to ensure compliance with the Quality System Regulation, or QSR, which requires manufacturers to follow design, testing, control, documentation and other quality assurance procedures. FDA review of an initial PMA may require several years to complete.
If the FDA evaluations of both the PMA and the manufacturing facilities are favorable, the FDA will either issue an approval order or an approvable letter, which usually contains a number of conditions that must be met in order to secure the final approval of the PMA. If the FDA’s evaluation of the PMA or manufacturing facilities is not favorable, the FDA will send the applicant a not approvable letter or an order denying approval. A not approvable letter will outline the deficiencies in the application and, where practical, will identify what is necessary to make the PMA approvable. The FDA may also determine that additional clinical trials are necessary, in which case the PMA approval may be delayed for several months or years while the trials are conducted and then the data submitted in an amendment to the PMA. Once granted, PMA approval may be withdrawn by the FDA if compliance with post approval requirements, conditions of approval or other regulatory standards is not maintained or problems are identified following initial marketing.
After approval, the use of an IVD companion diagnostic device with a therapeutic product will be stipulated in the instructions for use in the labeling of both the diagnostic device and the corresponding therapeutic product. In addition, a diagnostic test that was approved through the PMA process or one that was cleared through the 510(k) process and placed on the market will be subject to many of the same regulatory requirements that apply to approved drugs. The FDA has approved a number of drug/diagnostic device companions in accordance with the Guidance.
Unique Device Identifier Requirements
In September 2013, the FDA issued its final rule on the Unique Device Identifier. This rule now requires an additional registered identifier, including a special barcode, on all FDA regulated medical devices. The rule is implemented in phases with the first deadline of September 24, 2014 being established for all Class III medical devices. For QIAGEN, this impacted the HC2, QuantiFERON, artus, and therascreen products. We established a task force to ensure that the deadline was met but there is additional administrative and regulatory burden on us related to the annual reporting of compliance of these products to the new regulation. Class II and Class I products were required to have this same labeling as of September 24, 2016 and 2018, respectively. QIAGEN was fully compliant with the new rule by September 2018. The new rule will also require additional compliance oversight now that it has been implemented. The requirements are now confirmed as part of our annual reporting and PMA submissions. They are also assessed during site inspections by the U.S. FDA.
Regulation of Research Use Only Products
Some of our products are sold for research purposes in the U.S., and labeled “For Research Use Only” (RUO) or “for molecular biology applications.” In November 2013, the FDA issued a final Guidance for Industry and Food and Drug Administration Staff entitled, “Distribution of In Vitro Diagnostic Products Labeled for Research Use Only or Investigational Use Only.” In the Guidance, RUO refers to devices that are in the laboratory phase of development, and investigational use only, or IUO, refers to devices that are in the product testing phase of development. These types of devices are exempt from most regulatory controls. Because we do not promote our RUOs for clinical diagnostic use or provide technical assistance to clinical laboratories with respect to these tests, we believe that these tests are exempt from FDA’s premarket review and other requirements. If the FDA were to disagree with our designation of any of these products, we could be forced to stop selling the product until we obtain appropriate regulatory clearance or approval. Further, it is possible that some of our RUOs may be used by some customers without our knowledge in their LDTs, which they develop, validate and promote for clinical use. However, as previously noted, we do not promote these products for use in LDTs or assist in the development of the LDTs for clinical diagnostic use.
The 21st Century Cures Act (Cures Act) was enacted into law on December 13, 2016, after a bipartisan, multi-year effort. The Cures Act primarily affects activities of the Department of Health and Human Services (HHS) and its agencies, including the Food and Drug Administration (FDA or the Agency). On June 6, 2017, Scott Gottlieb, M.D., Commissioner of Food and Drugs, reported to Congress as required by the Cures Act. This report included the Food & Drug Administration Work Plan and Proposed Funding Allocations of FDA Innovation Account (Required by Section 1002 of the 21st Century Cures Act (Public Law 114-255). This is now being implemented with a broad spectrum of initiatives within the FDA with the goal to support patients with improved and timely access to safe and efficacious medical products. For industry, it is anticipated that some processes will become less burdensome with more rapid approval/clearance cycles while others will continue to require significant investment.
HIPAA and Other Privacy and Security Laws
Numerous privacy and data security laws apply to personal information, including health information. These laws vary in their application. For example, the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, and their implementing regulations (collectively, HIPAA), regulate the uses, disclosures and security of identifiable health information (protected health information or PHI) in the hands of certain health care providers, health plans or health care clearing houses (covered entities). HIPAA regulates and limits covered entities’ uses and disclosures of PHI and requires the implementation of administrative, physical and technical safeguards to keep PHI secure. HIPAA also applies to organizations that create, receive, maintain or transmit PHI to provide services to or for or on behalf of covered entities (business associates). Business associates and certain of their subcontractors are required to comply with certain privacy and all of the security standards of HIPAA. Business associates and covered entities must also comply with breach notification standards established by HIPAA. The HIPAA breach notification standards require covered entities to notify affected individuals, the government, and in some cases, local and national media in the event of a breach of PHI that has not been secured in accordance with HIPAA standards, such as by encryption. The breach notification standards require business associates to notify covered entity customers of their own breaches of unsecured PHI so that the relevant covered entity may make required notifications. In the ordinary course, HIPAA does not apply to us directly, but if we were to act as a HIPAA covered entity or business associate, we would be subject to these obligations. Most of our institutional and physician customers are covered entities under HIPAA and must obtain proper authorization, de-identify information or take some other step so that we may provide services involving PHI. When PHI is de-identified in accordance with HIPAA or when the disclosure of PHI is authorized by a patient, HIPAA does not impose any compliance obligations on the recipient, but our use and disclosure of the information may be limited by contract or the terms of the authorization.

All 50 states have adopted data breach notification laws relating to the “personal information” of their residents. Personal information typically includes an individual’s name or initials coupled with social security, financial account, debit, credit or state-issued identification number or other information that could lead to identity theft. An increasing number of states are broadly including "health information" as personal information protected under the law. There is significant variability under these laws, but most require notification to affected individuals and to the government in the event of breach. Other laws of some states require that that we comply with data security obligations. These laws may apply to us when we receive or maintain personal information regarding individuals, including our employees.
We are subject to enforcement by state attorneys general who have authority to enforce state data privacy or security laws. Accordingly, we maintain an active privacy and data security program designed to address applicable regulatory compliance requirements.
The Genetic Information Nondiscrimination Act of 2008, also referred to as GINA, is a federal law that protects individuals from discrimination in the health insurance and employment contexts because of DNA characteristics that may affect their health. GINA prohibits covered employers from requesting, obtaining, or using employees’ genetic information (subject to limited exceptions), and prohibits covered health insurers from requesting genetic information or using any such information they may already have for purposes of making eligibility, premium, or coverage-related decisions.
Many states have also adopted genetic testing and privacy laws. These laws typically require a specific, written consent for genetic testing as well as consent for the disclosure of genetic test results and otherwise limit uses and disclosures of genetic testing results. A few states have adopted laws that give their residents property rights in their genetic information.
Privacy and data security laws, including those relating to health information, are complex, overlapping and rapidly evolving. As our activities evolve and expand, additional laws may be implicated. For example, the California Consumer Privacy Act of 2018, which took effect on January 1, 2020, imposes requirements and protections upon the processing of personal data, aimed at giving California consumers more visibility and control over their personal information. There are also non-U.S. privacy laws, such as the General Data Protection Regulation (GDPR) of the European Union, that impose restrictions on the transfer, access, use, and disclosure of health and other personal information. We have implemented the requirements set forth by the GDPR, which took effect on May 25, 2018. All of these laws impact our business either directly or indirectly. Our failure to comply with applicable privacy or security laws or significant changes in these laws could significantly impact our business and future business plans. For example, we may be subject to regulatory action or lawsuits in the event we fail to comply with applicable privacy laws. We may face significant liability in the event any of the personal information we maintain is lost or otherwise subject to misuse or other wrongful use, access or disclosure.
Compliance with Fraud and Abuse Laws
We have to comply with various U.S. federal and state laws, rules and regulations pertaining to healthcare fraud and abuse, including anti-kickback laws and physician self-referral laws, rules and regulations. Violations of the fraud and abuse laws are punishable by criminal and civil sanctions, including, in some instances, exclusion from participation in federal and state healthcare programs, including Medicare and Medicaid.
Anti-Kickback Statute
The federal Anti-Kickback Statute prohibits persons from knowingly or willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in exchange for or to induce:
•The referral of an individual for a service or product for which payment may be made by Medicare, Medicaid or other government-sponsored healthcare program; or
•purchasing, ordering, arranging for, or recommending the ordering of, any service or product for which payment may be made by a government-sponsored healthcare program.
The definition of “remuneration” has been broadly interpreted to include anything of value, including such items as gifts, certain discounts, waiver of payments, and providing anything at less than its fair market value. In addition, several courts have interpreted the law to mean that if “one purpose” of an arrangement is intended to induce referrals, the statute is violated.
The Anti-Kickback Statue is broad and prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. Recognizing that the Anti-Kickback Statute is broad and may technically prohibit many innocuous or beneficial arrangements, the Office of Inspector General of the Department of Health and Human Services (OIG) has issued regulations, commonly known as "safe harbors." These safe harbors set forth certain requirements that, if fully met, will insulate healthcare providers, medical device manufacturers, and others, from prosecution under the Anti-Kickback Statute. Although full compliance with these safe harbor provisions ensures against prosecution under the Anti-Kickback Statute, full compliance is often difficult and the failure of a transaction or arrangement to fit within a specific safe harbor does not necessarily mean that the transaction or arrangement is illegal or that prosecution under the Anti-Kickback Statute will be pursued. However, conduct and business arrangements that do not fully satisfy each applicable safe harbor may result in increased scrutiny by government enforcement authorities such as the OIG. The statutory penalties for violating the Anti-Kickback Statute include imprisonment for up to five years and criminal fines of up to $25,000 per violation. In addition, through application of other laws, conduct that violates the Anti-Kickback Statute can also give rise to False Claims Act lawsuits, civil monetary penalties and possible exclusion from Medicare and Medicaid and other federal healthcare programs. In addition to the Federal Anti-Kickback Statute, many states have their own kickback laws. Often, these laws closely follow the language of the federal law, although they do not always have the same scope, exceptions, safe harbors or sanctions. In some states, these anti-kickback laws apply not only to payment made by a government health care program but also with respect to other payors, including commercial insurance companies.
We have and may in the future, enter into various agreements with health care providers who perform services for us, including some who make clinical decisions to use our products. All such arrangements have been structured with the intention of complying with all applicable fraud and abuse laws, including the Anti-Kickback Statute.
Other Fraud and Abuse Laws
The federal False Claims Act (FCA) prohibits any person from knowingly presenting, or causing to be presented, a false claim or knowingly making, or causing to be made, a false statement to obtain payment from the federal government. Those found in violation of the FCA can be subject to fines and penalties of three times the damages sustained by the government, plus mandatory civil penalties of between $5,500 and $11,000 for each separate false claim. Actions filed under the FCA can be brought by any individual on behalf of the government, a "qui tam" action, and such individual, known as a "relator" or, more commonly, as a "whistleblower," who may share in any amounts paid by the entity to the government in damages and penalties or by way of settlement. In addition, certain states have enacted laws modeled after the FCA, and this legislative activity is expected to increase. Qui tam actions have increased significantly in recent years, causing greater numbers of healthcare companies, including medical device manufacturers, to defend false claim actions, pay damages and penalties or be excluded from Medicare, Medicaid or other federal or state healthcare programs as a result of investigations arising out of such actions.
The federal ban on physician self-referrals, commonly known as the Stark Law, prohibits, subject to certain exceptions, physician referrals of Medicare and Medicaid patients to an entity providing certain “designated health services” if the physician or an immediate family member of the physician has any financial relationship with the entity. Penalties for violating the Stark Law include fines, civil monetary penalties and possible exclusion from federal healthcare programs. In addition to the Stark Law, many states have their own self-referral laws. Often, these laws closely follow the language of the federal law, although they do not always have the same scope, exceptions or safe harbors.
The anti-inducement law (Section 1128A(a)(5) of the Social Security Act), prohibits providers from offering anything of value to a Medicare or Medicaid beneficiary to induce the beneficiary to use items or services covered by either program. Additionally, the Civil Monetary Penalties Law (Section 1128A of the Social Security Act), authorizes the United States Department of Health and Human Services to impose civil penalties administratively for various fraudulent or abusive acts.
The OIG also has authority to bring administrative actions against entities for alleged violations of a number of prohibitions, including the Anti-Kickback Statute and the Stark Law. The OIG may seek to impose civil monetary penalties or exclusion from the Medicare, Medicaid and other federal healthcare programs. Civil monetary penalties can range from $2,000 to $50,000 for each violation or failure plus, in certain circumstances, three times the amounts claimed in reimbursement or illegal remuneration. Typically, exclusions last for five years.
In addition, we must comply with a variety of other laws, such as laws prohibiting false claims for reimbursement under Medicare and Medicaid, all of which can also be triggered by violations of federal anti-kickback laws; the Health Insurance Portability and Accounting Act of 1996, which makes it a federal crime to commit healthcare fraud and make false statements; and the Federal Trade Commission Act and similar laws regulating advertisement and consumer protections.
There are also an increasing number of state “sunshine” laws that require manufacturers to provide reports to state governments on pricing and marketing information. Several states have enacted legislation requiring manufacturers, including medical device companies to, among other things, establish marketing compliance programs, file periodic reports with the state, make periodic public disclosures on sales and marketing activities, and to prohibit or limit certain other sales and marketing practices. In addition, a federal law known as the Physician Payments Sunshine Act, requires manufacturers, including medical device manufacturers, to track and report to the federal government certain payments and other transfers of value made to physicians and teaching hospitals and ownership or investment interests held by physicians and their immediate family members. The federal government discloses the reported information on a publicly available website. If we fail to track and report as required by these laws or to otherwise comply with these laws, we could be subject to the penalty provisions of the pertinent state and federal authorities.
Despite extensive procedures to ensure compliance, we may also be exposed to liabilities under the U.S. Foreign Corrupt Practices Act, or FCPA, which generally prohibits companies and their intermediaries from making corrupt payments to foreign officials for the purpose of obtaining or maintaining business or otherwise obtaining favorable treatment, and requires companies to maintain adequate record-keeping and internal accounting practices to accurately reflect the transactions of the company. We are also subject to a number of other laws and regulations relating to money laundering, international money transfers and electronic fund transfers. These laws apply to companies, individual directors, officers, employees and agents.
Environment, Health and Safety
We are subject to laws and regulations related to the protection of the environment, the health and safety of employees and the handling, transportation and disposal of medical specimens, infectious and hazardous waste and radioactive materials. For example, the U.S. Occupational Safety and Health Administration (OSHA) has established extensive requirements relating specifically to workplace safety for healthcare employers in the U.S. This includes requirements to develop and implement multi-faceted programs to protect workers from exposure to blood-borne pathogens, such as HIV and hepatitis B and C, including preventing or minimizing any exposure through needle stick injuries. For purposes of transportation, some biological materials and laboratory supplies are classified as hazardous materials and are subject to regulation by one or more of the following agencies: the U.S. Department of Transportation, the U.S. Public Health Service, the United States Postal Service and the International Air Transport Association.
Other Country Specific Requirements
In many countries outside of the United States and the EU, coverage, pricing and reimbursement approvals are also required. Additionally, many of the major markets are adopting regulations and requirements similar to U.S. Food and Drug Administration (FDA) which require additional submission activities and management of country specific regulatory requirements. This is being led by the International Medical Device Regulators Forum (IMDRF). This Forum consists of regulators from around the world that have signed governmental agreements to align global regulations, especially around submissions and approvals. In the long term this holds the promise of reducing volatility and complexity in the regulatory landscape.
Reimbursement
United States
In the United States, payments for diagnostic tests come from several sources, including third party payors such as health maintenance organizations and preferred provider organizations; government health care programs such as Medicare or Medicaid; and, in most cases the patients themselves. For many years, federal and state governments in the United States have pursued methods to reduce the cost of healthcare delivery. For example, in 2010, the United States enacted major healthcare reform legislation known as the Patient Protection and Affordable Care Act (ACA). Such changes have had, and are expected to continue to have, an impact on our business. At present, Medicare payment rates are affected by across-the-board federal budget cuts commonly referred to as “sequestration.” Under sequestration, the Centers for Medicare & Medicaid Services (CMS), the federal agency responsible for administering Medicare and Medicaid, reduced Medicare payments to providers by 2% annually beginning in 2013 and through 2023.
We frequently identify value propositions on our products and communicate them to payors, providers, and patient stakeholders and attempt to positively impact coverage, coding and payment pathways. However, we have no direct control over payor decisions with respect to coverage and payment levels for our products. The manner and level of reimbursement may depend on the site of care, the procedure(s) performed, the final patient diagnosis, the device(s) and/or drug(s) utilized, the available budget, or a combination of these factors, and coverage and payment levels are determined at each payor’s discretion. Changes in reimbursement levels or methods may positively or negatively affect sales of our products in any given country for any given product. At QIAGEN, we work with several specialized reimbursement consulting companies and maintain regular contact with payors.
As government programs seek to expand healthcare coverage for their citizens, they have at the same time sought to control costs by limiting the amount of reimbursement they will pay for particular procedures, products or services. Many third-party payors have developed payment and delivery mechanisms to support cost control efforts and to focus on paying for quality. Such mechanisms include payment reductions, pay for performance metrics, quality-based performance payments, restrictive coverage policies, studies to compare effectiveness and patient outcomes, and technology assessments. These changes have increased emphasis on the delivery of more cost-effective and quality-driven healthcare.
Code Assignment. In the United States, a third-party payor's decisions regarding coverage and payment are impacted, in large part, by the specific Current Procedural Terminology, or CPT, code used to identify a test. The American Medical Association, or AMA, publishes the CPT, which identifies codes, along with descriptions, for reporting medical services and procedures. The purpose of the CPT is to provide a uniform language that accurately describes medical, surgical, and diagnostic services and therefore to ensure reliable nationwide communication among healthcare providers, patients, and third-party payors. CMS uses its own HCPCS codes for medical billing and reimbursement purposes. Level I HCPCS codes reflect current CPT codes, while Level II codes primarily represent non-physician services and Level III codes are local codes developed by Medicaid agencies, Medicare contractors and private insurers. Proprietary Laboratory Analyses (PLA) Codes are an addition to the CPT® code set approved by the AMA CPT® Editorial Panel. They are alpha-numeric CPT codes with a corresponding descriptor for labs or manufacturers that want to more specifically identify their test.
A manufacturer of in vitro diagnostic kits or a provider of laboratory services may request establishment of a Category I CPT code for a new product or the PLA Code or both. In addition, Z-Code identifiers are unique five-character alphanumeric tracking codes associated with a specific molecular diagnostic test. When a claim is submitted, it includes the associated CPT code and the Z-Code identifier is entered as a device code. Assignment of a specific CPT code ensures routine processing and payment for a diagnostic test by both private and government third-party payors.
The AMA has specific procedures for establishing a new CPT code and, if appropriate, for modifying existing nomenclature to incorporate a new test into an existing code. If the AMA concludes that a new code or modification of nomenclature is unnecessary, the AMA will inform the requestor how to use one or more existing codes to report the test.
While the AMA's decision is pending, billing and collection may be sought under an existing, non-specific CPT code. A manufacturer or provider may decide not to request assignment of a CPT code and instead use an existing, non-specific code for reimbursement purposes. However, use of such codes may result in more frequent denials and/or requests for supporting clinical documentation from the third-party payor and in lower reimbursement rates, which may vary based on geographical location.
CMS reimbursement rates for clinical diagnostic tests are defined by CPT and HCPS codes in the Clinical Laboratory Fee Schedule (CLFS). In 2012, the AMA added 127 new CPT codes for molecular pathology services that became effective on January 1, 2013. These new CPT codes are biomarker specific and were designed to replace the previous methodology of billing for molecular pathology testing, which involved “stacking” a series of non-biomarker specific CPT codes together to describe the testing performed. CMS issued final national reimbursement prices for the new CPT codes in November 2013. These federal reimbursement amounts are widely acknowledged to be lower than the reimbursement obtained by the now outdated “stacking” method, but commercial insurers and Medicare contractors are still in the process of solidifying their coverage and reimbursement policies for the testing described by these new CPT codes.
As of January 1, 2018, in accordance with the Protecting Access to Medicare Act of 2014 (PAMA), CMS began calculating Medicare reimbursement rates for certain clinical diagnostic tests using weighted median private payor rates, which are based on rate information reported by applicable laboratories. This new rate methodology means the lower reimbursement rates previously experienced in the field of molecular pathology testing now extends to additional diagnostic testing codes on the CLFS. On December 20, 2019, the President signed the Further Consolidated Appropriations Act, which included the Laboratory Access for Beneficiaries Act, or the LAB Act. The LAB Act delays by one year the reporting of payment data under PAMA for clinical laboratory diagnostic tests that are not advanced diagnostic laboratory tests. CDLT data for the collection period of January 1, 2019 through June 30, 2019, which was supposed to be reported in 2020, must now be reported between January 1, 2021 and March 31, 2021. Data reporting will then resume on a three-year cycle beginning in 2024. Under PAMA, as amended by the LAB Act, any reduction to a particular payment rate resulting from the new methodology is limited to 10% per test per year in 2020 and to 15% per test per year in each of the years 2021 through 2023.
Coverage Decisions. When deciding whether to cover a particular diagnostic test, private and government third-party payors generally consider whether the test is a medically necessary and, if so, whether the test will directly impact clinical decision making. For coverage, the testing method should be considered scientifically valid to identify the specific gene biomarker or gene mutation, and must have been demonstrated to improve clinical outcomes for the patient’s condition. Coverage of a drug therapy and its companion diagnostic are usually validated by a NCCN category 1, 2A or 2B recommendation. However, most third-party payors do not cover experimental services. Coverage determinations are often influenced by current standards of practice and clinical data, particularly at the local level. CMS has the authority to make coverage determinations on a national basis, but most Medicare coverage decisions are made at the local level by contractors that administer the Medicare program in specified geographic areas. Private and government third-party payors have separate processes for making coverage determinations, and private third-party payors may or may not follow Medicare's coverage decisions. If a third-party payor has a coverage determination in place for a particular diagnostic test, billing for that test must comply with the established policy. Otherwise, the third-party payor makes reimbursement decisions on a case-by-case basis.
Payment. Payment for covered diagnostic tests is determined based on various methodologies, including prospective payment systems and fee schedules. In addition, private third-party payors may negotiate contractual rates with participating providers, establish fee schedule rates, or set rates as a percentage of the billed charge. Diagnostic tests furnished to Medicare inpatients generally are included in the bundled payment made to the hospital under Medicare's Inpatient Prospective Payment System, utilizing Diagnosis Related Groups (DRGs) depending on the patient’s condition. Payment rates for diagnostic tests furnished to Medicare beneficiaries in outpatient settings are the lesser of the amount billed, the local fee for a geographic area, or a national limit. Each year, the fee schedule is updated for inflation and could be modified by Congress in accordance with the

CLFS rules and provisions. Medicaid programs generally pay for diagnostic tests based on a fee schedule, but reimbursement varies by geographic region.
European Union
In the European Union, the reimbursement mechanisms used by private and public health insurers vary by country. For the public systems, reimbursement is determined by guidelines established by the legislator or responsible national authority. As elsewhere, inclusion in reimbursement catalogues focuses on the medical usefulness, need, quality and economic benefits to patients and the healthcare system. Acceptance for reimbursement comes with cost, use, and often volume restrictions, which again can vary by country.
Organizational Structure
QIAGEN N.V. is the holding company for more than 50 consolidated subsidiaries, many of which have the primary function of distributing our products and services on a regional basis. Certain subsidiaries also have research and development or production activities. A listing of our significant subsidiaries and their jurisdictions of incorporation is included in Note 30 "Consolidated Companies" of the Consolidated Financial Statements.
Description of Property
Our production and manufacturing facilities for consumable products are located in Germany, the United States and China. Our facilities for software development are located in the United States, Germany, Poland, Denmark and Romania. In recent years, we have made investments in automated and interchangeable production equipment to increase our production capacity and improve efficiency. Our production and manufacturing operations are highly integrated and benefit from sophisticated inventory control. Production management personnel are highly qualified, and many have advanced degrees in engineering, business and science. We also have installed and continue to expand production-planning systems that are included in our integrated information and control system based on the SAP R/3 business software package from SAP AG. Worldwide, we use SAP software to integrate most of our operating subsidiaries. Capital expenditures for property, plant and equipment and software totaled $60.6 million, $55.8 million and 2019 and 2018, respectively.
We have an established quality system, including standard manufacturing and documentation procedures, intended to ensure that products are produced and tested in accordance with the FDA's Quality System Regulations, which impose current Good Manufacturing Practice (cGMP) requirements. For cGMP production, special areas were built in our facilities in Hilden, Germany, Germantown, Maryland and Shenzhen, China. These facilities operate in accordance with cGMP requirements.
The consumable products manufactured at QIAGEN GmbH in Germany, and QIAGEN Sciences LLC in Maryland, are produced under ISO 9001: 2008, ISO 13485:2012, ISO 13485:2003 CMDCAS. Our certifications form part of our ongoing commitment to provide our customers with high-quality, state-of-the-art sample and assay technologies under our Total Quality Management system.
Our facilities in Hilden, Germany, currently occupy a total of approximately 786,000 square feet. Our most recent expansion to these facilities was in 2018 and included approximately 6,400 square feet of clean room space for Stat-DX integration. Our production capacity is increased through our manufacturing and research facilities in the United States. QIAGEN Sciences, LLC owns a 24-acre site in Germantown, Maryland. The 285,000 square foot Germantown facility consists of several buildings in a campus-like arrangement and can accommodate over 500 employees. There is room for future expansion of up to 300,000 square feet of facility space.
We lease facilities in Frederick, Maryland comprising 42,000 square feet for manufacturing, warehousing, distribution and research operations and also facilities in Beverly, Massachusetts with 44,000 square feet for enzyme manufacturing. Additionally, we have leased facilities in Redwood City, California with 12,700 square feet for digital insights and 19,000 square feet in Minden, Nevada for Service Solutions. We have shared service centers which lease facilities in Wroclaw, Poland (48,600 square feet) and Manila, Philippines (29,300 square feet). Additionally, we lease facilities in Shenzhen, China and Manchester, United Kingdom for research operations. Other subsidiaries throughout the world lease smaller amounts of space. Our corporate headquarters are located in leased office space in Venlo, The Netherlands.
 We believe our existing production and distribution facilities can support anticipated production needs for the next 36 months. Our production and manufacturing operations are subject to various federal, state, and local laws and regulations including environmental regulations. We do not believe we have any material issues relating to these laws and regulations.

Operating and Financial Review and Prospects for the Period from January 1, 2019 to December 31, 2019
Results of Operations, Financial Position
Results of Operations

Overview
We are a leading global provider of Sample to Insight solutions to transform biological materials into valuable molecular insights. QIAGEN sample technologies isolate and process DNA, RNA and proteins from any biological sample, such as blood or tissue. Assay technologies make these biomolecules visible and ready for analysis, such as identifying the DNA of a virus or a mutation of a gene. Digital insights integrate software and cloud-based resources to interpret increasing volumes of biological data and report relevant, actionable insights. Our automation solutions tie these together in seamless and cost-effective molecular testing workflows.
We sell our products - consumables, automated instrumentation systems using those technologies, and digital insights to analyze and interpret the data - to two major customer classes:
•Molecular Diagnostics - healthcare providers engaged in many aspects of patient care requiring accurate diagnosis and insights to guide treatment decisions in oncology, infectious diseases and immune monitoring. Includes Precision Medicine and companion diagnostics.
•Life Sciences - customers including government, biotechnology companies and researchers who utilize molecular testing and technologies who are generally served by public funding including areas such as medicine and clinical development efforts, forensics and exploring the secrets of life. Includes Pharma, Academia and Applied Testing customers.
We market products in more than 130 countries, mainly through subsidiaries in markets we believe have the greatest sales potential in Europe, Asia, the Americas and Australia. We also work with specialized independent distributors and importers. As of December 31, 2019, we employed approximately 5,100 people in more than 35 locations worldwide.
Recent Acquisitions
We have made a number of strategic acquisitions and implemented other strategic transactions since 2016, aiming to achieve market-leading positions with innovative technologies in high-growth areas of molecular diagnostics and research. These transactions have enhanced our product offerings and technology platforms, as well as our geographic footprint. They include:
•In January 2019, QIAGEN began developing next-generation systems for digital PCR and acquired the digital PCR assets of Formulatrix, Inc., a developer of laboratory automation solutions. We expect to begin commercializing fully integrated digital PCR solutions in 2020, combining QIAGEN technologies and automation with the Formulatrix assets we acquired. Known as QIAcuity, the system will offer highly automated workflows, quicker time-to-result, and higher multiplexing and throughput flexibility than current digital PCR platforms. Digital PCR is one of the fastest-growing molecular testing applications in the life sciences industry. QIGAEN paid Formulatrix $125 million in cash upon closing and agreed to future milestone payments of approximately $136 million in 2020.
•Also in January 2019, QIAGEN acquired N-of-One, Inc., a pioneer in molecular oncology decision support services, to strengthen our bioinformatics leadership in clinical NGS interpretation. The acquisition broadened the QIAGEN Digital Insights offering of software, content and service-based solutions. N-of-One's services and content have been integrated into QIAGEN Clinical Insights (QCI), adding medical interpretation and real-world evidence insights. The N-of-One somatic cancer database, drawing upon more than 125,000 anonymized patient samples, has increased QIAGEN's lead as the provider of the industry’s largest genomics knowledge base.
•In September 2018, QIAGEN announced a strategic partnership with NeuMoDx Molecular, Inc. to commercialize next-generation, fully integrated automation systems for PCR testing. The NeuMoDx 288 (high-throughput version) and NeuMoDx 96 (mid-throughput) systems help clinical laboratories process increasing molecular test volumes and deliver more rapid diagnostic insights. QIAGEN is initially distributing NeuMoDx systems and consumables in Europe and other markets outside the United States. The companies entered a merger agreement whereby QIAGEN will acquire remaining NeuMoDx shares that it does not currently own at a price of approximately $234 million (QIAGEN currently owns 19.9% of NeuMoDx), subject to the achievement of regulatory and operational milestones, by mid-2020.
•In April 2018, QIAGEN acquired STAT-Dx, a privately held company, and launched QIAstat-Dx, a next-generation multiplex PCR system developed by STAT-Dx, in Europe. The novel QIA-stat-Dx system enables fast, cost-effective and flexible syndromic testing from Sample to Insight. The first two CE-IVD marked assays provide differential diagnosis of serious respiratory and gastrointestinal infections. In May 2019, we received FDA clearance and launched QIAstat-Dx in the United States with the respiratory panel. A broad menu of tests is under development in infectious disease, oncology and other areas. QIAGEN acquired STAT-Dx for approximately $149 million in cash and additional future payments of up to about $44 million based on the achievement of regulatory and commercial milestones.
Our financial results include the contributions of recent acquisitions from their effective dates.

We determined that we operate as one business segment in accordance with IFRS 8 Operating Segments. Our chief operating decision maker (CODM) makes decisions on business operations and resource allocation based on evaluations of the QIAGEN Group as a whole. Considering the acquisitions made during 2019, we determined that we still operate as one business segment. We provide certain revenue information by customer class to allow better insight into our operations. This information is estimated using certain assumptions to allocate revenue among the customer classes.
Year Ended December 31, 2019, Compared to 2018
In 2019, net sales grew 2% to $1.53 billion compared to $1.50 billion in 2018 reflecting growth in consumables and related revenues which more than offset lower instrument revenues. Consumable and related revenues includes the contributions from our January 2019 acquisition of N-of-One, which provided net sales of approximately $5.0 million in 2019. We experienced increases across consumables and related revenues (+3% / 89% of sales) due to strong sales of the QuantiFERON-TB test as well as gains within Life Sciences customer classes. This more than outweighed decreases across the instruments portfolio (-8% / 11% of sales) including lower sales of platforms for assay technologies and the GeneReader NGS Systems despite higher placements of the QIAcube Connect, QIASymphony and QIAstat-Dx systems. Net sales were negatively impacted by two percentage points from adverse currency movements against the U.S. dollar.
Customer classes: An overview of net sales by product category and customer class:

Net sales by product category and customer class	Year ended December 31, 2019
	Sales (In $ m)	% change	% of sales
Consumables and related revenues	$1,354	+3%	89%
Instruments	$172	-8%	11%

Molecular Diagnostics(1)	$737	+1%	48%
Life Sciences	$789	+2%	52%
Academia / Applied Testing	$487	+2%	32%
Pharma	$302	+4%	20%
(1) Includes companion diagnostic co-development revenues ($42 million, -28%).
Molecular Diagnostics grew 1% and represented 48% of sales in 2019. Molecular Diagnostics sales were adversely affected by three percentage points of adverse currency movements compared to 2018. Sales in 2019 included gains in consumables, in particular for the QuantiFERON-TB test compared to 2018 that was partially offset by significantly lower revenues from companion diagnostic co-development projects and instruments.
During 2019, Life Sciences sales grew 2% and reflected 52% of sales, while currency movements adversely impacted this customer class by three percentage point compared to 2018. Increased demand in consumables and related revenues across this customer class more than offset weaker instrument sales, which were affected by the focus on a new generation of products being prepared for launch and led by the new version of QIAcube Connect. Results for 2019 also absorbed the adverse effect of the April 2018 divestment of the Applied Testing veterinary testing assay portfolio.

Net sales by geographic region	Full-year 2019
	Sales (In $ m)	% change	% of sales
Americas	$722	+4%	47%
Europe / Middle East / Africa	$487	-1%	32%
Asia-Pacific / Japan	$314	0%	21%
Top 7 emerging markets: Brazil, Russia, India, China, South Korea, Mexico and Turkey (250 million, +2%, 16% of sales)
Rest of world represented less than 1% of net sales.

The Americas led the geographic regions with 4% sales growth in 2019 with continued improvements within Life Sciences and overall gains in the United States, Brazil and Mexico against a decline in Canada. The Asia-Pacific / Japan region in 2019 was flat due primarily to the weaker results in China and Japan against gains in India. The EMEA region experienced a 1% decline due in part to declines in France and Italy against improving trends in Germany, Turkey and the United Kingdom.

Gross Profit
Gross profit was $997.6 million, or 65% of net sales, in 2019, compared with $992.8 million, or 66% of net sales, in 2018. Generally, our consumables and related products have a higher gross margin than our instrumentation products and service arrangements. Fluctuations in the sales levels of these products and services can result in changes in gross margin between periods. The growth in consumables and related revenue during 2019 contributed favorably to the margin, which was negatively impacted by higher amortization expenses related to developed technology and patent and license rights that were acquired in business combinations or asset acquisitions. The amortization expense on acquisition-related intangibles within cost of sales increased to $71.7 million in 2019 from $56.9 million in 2018. The increase was due to the asset acquisuition from Formulatrix as further discussed in Note 5 "Acquisitions and Divestitures". We expect that our acquisition-related amortization will increase as a result of further acquisitions in the future.
Research and Development
Research and development expenses decreased by 9% to $144.0 million (9% of net sales) in 2019, compared to $157.9 million (11% of net sales) in 2018. The net decrease reflected higher investments in QIAstat-Dx and the planned launch of a digital PCR system against the significant reduction in costs following the decision to discontinue development of NGS-related instrument systems. As we continue to discover, develop and acquire new products and technologies, we expect to incur additional expenses related to facilities, licenses and employees engaged in research and development. Overall, research and development costs are expected to increase as a result of seeking regulatory approvals, including U.S. FDA Pre-Market Approval (PMA), U.S. FDA 510(k) clearance and EU CE approval of certain assays or instruments, but to decline as a percentage of sales in 2020 compared to 2019.
Sales and Marketing
Sales and marketing expenses decreased to $421.6 million (28% of net sales) in 2019 from $431.3 million (29% of net sales) in 2018 primarily driven by the decrease in amortization expense on acquisition-related intangibles to $30.0 million from $39.0 million in 2018. Other sales and marketing expenses, including personnel, commissions, advertising, trade shows, publications, freight and logistics expenses, and other promotional expenses, were essentially unchanged in 2019 compared to 2018. Higher costs in 2019 related to an increase in sales personnel, which was partially offset by lower share-based compensation and reduced third-party marketing activities. We anticipate that absolute sales and marketing costs will increase along with new product introductions and growth in sales of our products, but decrease as a percentage of sales.
General and Administrative
General and administrative increased by 25% to $131.0 million (9% of net sales) in 2019 from $104.6 million (7% of net sales) in 2018. The increase in general and administrative expenses in 2019 was primarily due to higher licensing costs in connection with continued investments in information technology systems, including cyber security, across the organization as well as an increase in the number of administrative personnel and higher share-based compensation expenses. Additionally, in 2019 there was an increase in expected credit losses for financial instruments related to IFRS 9.
Restructuring, Acquisition, Integration and Other, net
Restructuring, acquisition, integration and other, net was expense of $199.7 million in 2019 as compared to $35.1 million in 2018. During 2019, $162.9 million of charges are included in the 2019 Restructuring program as further discussed in Note 6 "Restructuring and Impairments". We expect to incur additional restructuring cost in 2020 as disclosed therein. In addition, during 2019, we continued to incur acquisition and integration costs related to the acquisitions discussed in Note 5 "Acquisitions and Divestitures". In addition, a $7.4 million gain from the reduction in the fair value of contingent consideration was recognized during 2019 discussed in Note 25 "Fair Value Measurements". Further, as we further integrate acquired companies and pursue opportunities to gain efficiencies, we expect to continue to incur additional business integration costs in 2020.
Long-lived Asset Impairments
Impairments to intangible assets and property, plant and equipment in 2019 totaled $154.8 million, of which $153.5 million was incurred in connection with the 2019 Restructuring program as further discussed in Note 6 "Restructuring and Impairments". During 2018, impairments to intangible assets included $1.6 million related to the 2017 Restructuring program also discussed in Note 6 and $6.3 million related to strategic shifts in our business.

Financial Income (Expense)
For the year ended December 31, 2019, financial income increased to $22.1 million from $20.9 million in 2018. Financial income includes interest earned on cash, cash equivalents and short term investments, income related to certain interest rate derivatives as discussed in Note 26 "Financial Risk Factors and Use of Derivative Financial Instruments" in the accompanying consolidated financial statements and other components including the interest portion of lease transactions. Interest income in 2019 includes interest on higher cash balances following the issuances of cash convertible notes in November 2018.
Financial expense increased to $75.8 million in 2019, compared to $67.3 million in 2018. Financial expense primarily relates to debt, discussed in Note 16 "Financial Debts" in the accompanying consolidated financial statements and the increase in financial expense reflects the issuance of cash convertible notes in November 2018 which bear interest at a higher rate than the notes that matured in 2019.
QIAGEN N.V.'s presentation currency is the U.S. dollar, and most of our subsidiaries' functional currencies are the local currencies of the countries in which they are headquartered. All amounts in the financial statements of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of shareholders' equity at historical rates. Translation gains or losses are recorded in shareholders' equity, and transaction gains and losses are reflected in net income. For the year ended December 31, 2019, we recorded net losses on foreign currency of $5.7 million compared to $12.3 million in 2018 due to foreign currency rate fluctuations.
Gains from investments accounted for by the equity method in 2019, was $2.1 million compared to $2.6 million during the year December 31, 2018 as discussed further in Note 11 "Equity Accounted Investments" .
Other Financial Expense, net
Other financial expense, net was $10.0 million for the year ended December 31, 2019 and includes losses of $104.1 million related to the change in fair value of the Call Options and $17.4 million related to the fair value change in the Warrants partially offset by gains of $106.7 million related to the embedded cash conversion option and $3.7 million related to the change in fair value of interest rate derivatives, all discussed in Note 26 "Financial Risk Factors and Use of Derivative Financial Instruments". Other financial expense, net was $69.5 million for the year ended 2018 and includes losses of $65.7 million related to the change in the fair value change in the Warrants, $76.5 million related to the embedded cash conversion option and a loss of $2.1 million related to the change in fair value of interest rate derivatives partially offset by gains of $74.7 million related to the change in fair value of the Call Options, all discussed in Note 26 .
Provision for Income Taxes
Our effective tax rates differ from The Netherlands statutory tax rate of 25% due in part to our operating subsidiaries being exposed to tax rates ranging from zero to 35%. In 2019 and 2018, our effective tax rates were 38.1% and 28.6%, respectively. The comparison is impacted by pre-tax book income which was lower in 2019 at a pre-tax book loss of $116.7 million compared to pre-tax book income of $146.9 million in 2018. Fluctuations in the distribution of pre-tax (loss) income among our operating subsidiaries can lead to fluctuations of the effective tax rate in the consolidated financial statements. In 2019 and 2018, tax expense on foreign operations was favorably impacted by lower income tax rates and partial tax exemptions on foreign income primarily derived from operations in Germany, Singapore, Switzerland, Ireland, Dubai and Luxembourg. These foreign tax benefits are due to a combination of favorable tax laws, regulations, rulings, and exemptions in these jurisdictions. In particular, intercompany foreign royalty income in Germany is statutorily exempt from trade tax. Further, we have intercompany financing arrangements through Luxembourg, Dubai and Ireland in which the intercompany income is partially exempt.
In future periods, our effective tax rate may fluctuate from similar or other factors as discussed in “Changes in tax laws or their application could adversely affect our results of operations or financial flexibility” in Principle Risks and Uncertainties.
Liquidity and Capital Resources
To date, we have funded our business primarily through internally generated funds, debt, and private and public sales of equity. Our primary use of cash has been to support continuing operations and our investing activities including capital expenditure requirements and acquisitions. As of December 31, 2019 and 2018, we had cash and cash equivalents of $622.5 million and $1.2 billion, respectively. We also had restricted cash of $5.7 million and current financial assets of $107.1 million at December 31, 2019. Cash and cash equivalents are primarily held in U.S. dollars and euros, other than those cash balances maintained in the local currency of subsidiaries to meet local working capital needs. At December 31, 2019, cash and cash equivalents had decreased by $530.9 million from December 31, 2018, primarily as a result of cash used in financing activities of $661.7 million and cash used in investing activities of $237.0 million partially offset by cash provided by operating activities of $367.0 million. As of December 31, 2019 and 2018, we had working capital of $560.3 million and $1.14 billion, respectively.
Operating Activities. For the years ended December 31, 2019 and 2018, we generated net cash from operating activities of $367.0 million and $363.5 million, respectively. While net loss was $69.8 million in December 31, 2019, non-cash components in income included $239.4 million of depreciation and amortization and $159.6 million of non-cash impairments primarily recorded in connection with the restructuring discussed in Note 6 "Restructuring and Impairments", $40.8 million of amortization of debt discount and issuance costs and $65.9 million of share-based compensation. Operating cash flows include a net decrease in working capital of $11.2 million excluding changes in fair value of derivative instruments. The current period change in working capital is primarily due to increased inventories and accounts receivable and decreased accrued and other current liabilities. Because we rely heavily on cash generated from operating activities to fund our business, a decrease in demand for our products, longer collection cycles or significant technological advances of competitors would have a negative impact on our liquidity.
Investing Activities. Approximately $237.0 million of cash was used in investing activities during December 31, 2019, compared to $215.3 million during 2018. Investing activities during 2019 consisted principally of $294.0 million for purchases of short-term investments, $214.3 million cash paid for intangible assets, $60.6 million cash paid for purchases of property and equipment and $5.2 million paid for strategic investments in privately held companies, partially offset by $396.1 million from the sale of short-term investments and $22.7 million received in connection with derivative collateral arrangements. Additionally, during 2019 cash paid for acquisitions, net of cash acquired, totaled $68.1 million.
Financing Activities. For the year ended December 31, 2019, cash used in financing activities was $661.7 million compared to cash provided in financing activities of $360.4 million in 2018. Financing activities during 2019 consisted primarily of $506.4 million repayments of long-term debt including $430.0 million for the amount due for the 2019 Cash Convertible Notes, $73.0 million for amounts due for the U.S. Private Placement and $3.4 million for a portion of the 2021 Cash Convertible Notes which was converted during the contingent conversion period. In addition, repurchases of QIAGEN shares totaled $74.5 million during 2019.
In 2018, cash provided from financing activities totaled $360.4 million primarily due to $494.9 million net cash proceeds from the 2018 cash convertible offering. We used $97.3 million of the proceeds from the from the cash convertible offering to pay the premium for a call option related to the cash convertible notes, and simultaneously received $72.4 million from the sale of Warrants, for a net cash outlay of $24.9 million for the call spread overlay. Cash provided in 2018 was further offset by the repurchase of QIAGEN shares totaling $104.7 million.
Cash used in other financing activities during the year ended December 31, 2019 and 2018 consisted primarily of $10.5 million and $5.5 million paid for contingent consideration, respectively, together with $0.4 million cash received and $2.0 million cash paid in connection with derivative collateral arrangements, respectively.

Other Factors Affecting Liquidity and Capital Resources
In November 2018, we issued $500.0 million aggregate principal amount of Cash Convertible Senior Notes which is due in 2024 (2024 Notes). The net proceeds of the 2024 Notes were $470.0 million, after payment of the net cost of the Call Spread Overlay and transaction costs paid through December 31, 2019 as described more fully in Note 16 "Financial Debts". Interest on the 2024 Notes is payable semiannually in arrears at a rate of 1.000% per annum. The 2024 Notes will mature on November 13, 2024 unless repurchased or converted in accordance with their terms prior to such date.
In September 2017, we issued $400.0 million aggregate principal amount of Cash Convertible Senior Notes which are due in 2023 (2023 Notes), which are discussed fully in Note 16 "Financial Debts". Interest on the 2023 Notes is payable semiannually in arrears at a rate of 0.500% per annum. The 2023 Notes will mature on September 13, 2023 unless repurchased or converted in accordance with their terms prior to such date.
Additionally in 2017, we completed a German private placement of $329.9, net of issuance costs, consisting of several tranches denominated in either U.S. dollars or Euro at either floating or fixed rates and due at various dates through June 2027 as described in Note 16.
In October 2016, we extended the maturity of our €400 million syndicated revolving credit facility, which now has a contractual lifetime until December 2021 of which no amounts were utilized at December 31, 2019. The facility can be utilized in Euro, British pounds sterling, Swiss franc or U.S. dollar and bears interest of 0.40% to 1.20% above three months EURIBOR, or LIBOR in relation to any loan not in euro, and is offered with interest periods of one, two, three or six months. We have additional credit lines totaling €26.6 million with no expiration date, none of which were utilized as of December 31, 2019.
In March 2014, we issued $730.0 million aggregate principal amount of Cash Convertible Senior Notes of which $433.4 million was paid in 2019 (2019 Notes) and $296.6 million is due in 2021 (2021 Notes). The 2021 Notes will mature on March 19, 2021, unless repurchased or converted in accordance with their terms prior to such date.
In October 2012, we completed a U.S. private placement through the issuance of new senior unsecured notes at a total amount of $400 million with a weighted average interest rate of 3.66% (settled on October 16, 2012). The notes were issued in three series: (1) $73 million 7-year term due in 2019 (3.19%); (2) $300 million 10-year term due in 2022 (3.75%); and (3) $27 million 12-year term due in 2024 (3.90%).

As of December 31, 2019, we carry $1.7 billion of long-term debt, of which $285.2 million is current. We also held $58.4 million of leases as of December 31, 2019.
In connection with certain acquisitions, we could be required to make additional contingent cash payments totaling up to $179.4 million based on the achievement of certain revenue and operating results milestones as further discussed in Note 20 "Commitments and Contingencies".
In January 2018, we announced our fifth share repurchase program of up to $200 million of our common shares. During 2019, we repurchased 2.0 million QIAGEN shares for $74.5 million (including transaction costs), bringing the total shares repurchased under this program to 4.9 million for $179.1 million (including transaction costs).
We expect that cash from financing activities will continue to be impacted by issuances of our common shares in connection with our equity compensation plans and that the market performance of our stock will impact the timing and volume of the issuances. Additionally, we may make future acquisitions or investments requiring cash payments, the issuance of additional equity or debt financing.
We believe that funds from operations, existing cash and cash equivalents, together with the proceeds from our public and private sales of equity, and availability of financing facilities, will be sufficient to fund our planned operations and expansion during the coming year. However, any global economic downturn may have a greater impact on our business than currently expected, and we may experience a decrease in the sales of our products, which could impact our ability to generate cash. If our future cash flows from operations and other capital resources are not adequate to fund our liquidity needs, we may be required to obtain additional debt or equity financing or to reduce or delay our capital expenditures, acquisitions or research and development projects. If we could not obtain financing on a timely basis or at satisfactory terms, or implement timely reductions in our expenditures, our business could be adversely affected.
Quantitative and Qualitative Disclosures About Market Risk
Our market risk relates primarily to interest rate exposures on cash, short-term investments and borrowings and foreign currency exposures. Financial risk is centrally managed and is regulated by internal guidelines which require a continuous internal risk analysis. The overall objective of our risk management is to reduce the potential negative earnings effects from changes in interest and foreign exchange rates. Exposures are managed through operational methods and financial instruments relating to interest rate and foreign exchange risks. In the ordinary course of business, we use derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and interest rates. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with global financial and operating activities. We do not utilize derivative or other financial instruments for trading or other speculative purposes. All derivatives are recognized as either assets or liabilities in the balance sheet and are measured at fair value with any change in fair value recognized in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. In determining fair value, we consider both the counterparty credit risk and our own creditworthiness, to the extent that the derivatives are not covered by collateral agreements with the respective counterparties.
Foreign Currency Derivatives. As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies in our ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions. We manage our balance sheet exposure on a group-wide basis primarily using foreign exchange forward contracts, options and cross-currency swaps.
Interest Rate Derivatives. We are using interest rate derivatives to align our portfolio of interest bearing assets and liabilities with our risk management objectives. We have entered into interest rate swaps in which we agreed to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount.
Further details of our derivative and hedging activities can be found in Note 26 "Financial Risk Factors and Use of Derivative Financial Instruments" to the accompanying consolidated financial statements.
Interest Rate Risk
At December 31, 2019, we had $622.5 million in cash and cash equivalents as well as of $107.1 million of current financial assets. Interest income earned on our cash investments is affected by changes in the relative levels of market interest rates. We only invest in high-grade investment instruments. A hypothetical adverse 10% movement in market interest rates would not have materially impacted our financial statements.
Borrowings against lines of credit are at variable interest rates. We had no amounts outstanding against our lines of credit at December 31, 2019. A hypothetical adverse 10% movement in market interest rates would not have materially impacted our financial statements.

At December 31, 2019, we had $1.7 billion of financial debt. Through the use of interest rate derivatives we have swapped $127.0 million of our fixed rate debt into a variable interest rate based on the 3-months LIBOR. A hypothetical adverse 10% movement in market interest rates would not have materially impacted our financial statements, as the increased interest expense would have been off-set by increased interest income from our variable rate financial assets.
Foreign Currency Exchange Rate Risk
As a global enterprise, we are subject to risks associated with fluctuations in foreign currencies with regard to our ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions as well as future cash flows resulting from anticipated transactions including intra-group transactions.
A significant portion of our revenues and expenses are earned and incurred in currencies other than the U.S. dollar. The euro is the most significant such currency, with others including the British pound, Japanese yen, Chinese renminbi, Swiss franc, and Canadian and Australian dollars. Fluctuations in the value of the currencies in which we conduct our business relative to the U.S. dollar have caused and will continue to cause U.S. dollar translations of such currencies to vary from one period to another. Due to the number of currencies involved, the constantly changing currency exposures, and the potential substantial volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations upon future operating results. In general terms, depreciation of the U.S. dollar against our other foreign currencies will increase reported net sales. However, this effect is, at least partially, offset by the fact that we also incur substantial expenses in foreign currencies.
We have significant production and manufacturing facilities located in Germany and intercompany sales of inventory also expose us to foreign currency exchange rate risk. Intercompany sales of inventory are generally denominated in the local currency of the subsidiary purchasing the inventory in order to centralize foreign currency risk with the manufacturing subsidiary. We use an in-house bank approach to net and settle intercompany payables and receivables as well as intercompany foreign exchanged swaps and forward contracts in order to centralize the foreign exchange rate risk to the extent possible. We have entered in the past and may enter in the future into foreign exchange derivatives including forwards, swaps and options to manage the remaining foreign exchange exposure.
Our Culture
QIAGEN’s culture is based on the “3I” framework that expresses the Company’s culture, leadership principles and how employees are expected to act. The 3I principles are (1) Identity - reflecting our culture and the core values of passion, quality, integrity, engagement and innovation; (2) Inspire - reflecting our leadership style that transmits our values and inspires our employees, with particular focus on influence, motivation, stimulation and development; and (3) Impact - reflecting how we manage the Company and how our value-based actions make the difference, with particular focus on entrepreneurial decision-making, accountability and focus.
QIAGEN is committed to conducting business lawfully, ethically, and with high integrity. These fundamental values and principles are the undisputed key to the long-term success of our company. Our Corporate Code of Conduct and Ethics, which is available in 11 languages and which is accompanied by a number of specific corporate compliance policies, translates the legal, regulatory and ethical requirements which apply to our business into clear, precise and understandable guidelines for our employees. These policies, as the QIAGEN Anti-Corruption Policy, are collected in a Global Policy Manual which is physically provided to all employees worldwide. Each employee must acknowledge the acceptance and understanding of the policies included in the Global Policy Manual. Compliance awareness of our employees in all areas of the world is further increased by a global training program.
Employees
As of December 31, 2019, we employed 5,096 individuals, of which 19% worked in research and development, 40% in sales, 23% in production, 6% in marketing and 12% in administration

Region	Research & Development	Sales	Production	Marketing	Administration	Total
Americas	188	540	252	69	83	1,132
Europe, Middle East & Africa	718	798	777	161	366	2,820
Asia Pacific & Rest of World	47	732	135	79	151	1,144
December 31, 2019	953	2,070	1,164	309	600	5,096
At December 31, 2018, we employed 4,952 individuals. Management believes that its relations with regional labor unions and employees are good.
Our success depends, to a significant extent, on key members of our management and our scientific staff. The loss of such employees could have a material adverse effect on QIAGEN. Our ability to recruit and retain qualified skilled personnel to perform future research and development work will also be critical to our success. Due to the intense competition for experienced scientists from numerous Pharmaceutical and biotechnology companies and academic and other research institutions, there can be no assurance that we will be able to attract and retain such personnel on acceptable terms. Our planned activities will also require additional personnel, including management, with expertise in areas such as manufacturing and marketing, and the development of such expertise by existing management personnel. The inability to acquire such personnel or develop such expertise could have a material adverse impact on our operations.
Workforce Diversity
We have a long-standing commitment to developing a diverse leadership team, including the Managing Board and the Supervisory Board, with a broad range of experience, skills and capabilities. In nominating candidates for these boards, we support the trend toward higher participation of women. We are committed to expanding diversity while pursuing individuals for these boards with a unique blend of scientific and commercial expertise and experience that will contribute to the future success of its business. Internally, management development programs support the career advancement of leaders regardless of gender and other factors. As a result, a number of women are in key leadership roles, particularly in commercial and operational positions around the world. In line with this long-standing commitment, the Supervisory Board will take this into account in the future when proposing members for election or re-election to its Board without compromising QIAGEN's commitment to hiring the best individuals for positions without any discrimination. The current size of the Managing Board is two members, so achieving a diversity goal as measured solely by a percentage of overall membership is difficult to achieve. At the same time, QIAGEN has increased the diversity of its senior leadership team and will continue to do so in the future.
Compensation of Managing Board Members and Supervisory Directors
Remuneration policy
The objective of our remuneration policy is to attract and retain the talented, highly qualified international leaders and skilled individuals, who enable QIAGEN to achieve its short and long-term strategic initiatives and operational excellence. Our remuneration policy aligns remuneration with individual performance, corporate performance and fosters sustainable growth and long-term value creation in the context of QIAGEN’s social responsibility and stakeholders’ interest.
The remuneration policy and overall remuneration levels are regularly reviewed by an independent compensation consulting firm and benchmarked, against a selected group of companies and key markets in which QIAGEN operates, to ensure overall competitiveness. QIAGEN participates in various compensation benchmarking surveys that provide information on the level, as well as the structure, of compensation awarded by various companies and industries for a broad range of positions around the world. The companies in the peer group are selected on the basis of market capitalization, competitors for talent, similar complexity and international spread, operating in similar industries.
The performance of the Managing Board members is measured annually against a written set of goals. The remuneration of the Managing Board members is linked to the achievement of QIAGEN’s strategic and financial goals. To ensure that remuneration is linked to performance, a significant proportion of the remuneration package is variable and contingent on performance of the individual and the company. These goals are set at ambitious levels each year to motivate and drive performance, with a focus on achieving both long-term strategic initiatives and short-term objectives based on the annual operative planning. Performance metrics used for these goals include the achievement of financial and non-financial targets.
The remuneration package of the Managing Board members consists of a combination of base salary, short term variable cash award and several elements of long term incentives (together, ‘total direct compensation’). In addition, the members of the Managing Board receive a pension arrangement and other benefits that are standard in our industry, such as a company car.
The total target remuneration package of the Managing Board members is appropriately set against a variety of factors which includes external and internal equity, experience, complexity of the position, scope and responsibilities. We aim to provide the members of the Managing Board a total direct compensation at market median level.
The structure of the remuneration package for the Managing Board is designed to balance short-term operational excellence with long-term sustainable value creation while taking into account the interests of its stakeholders. As such a significant part of the total remuneration of the Managing Board members consist of variable remuneration which can differ substantially from year to year depending on our corporate results and individual performance and may include equity-based compensation which may be subject to vesting conditions over a period of up to 10 years.
Reference is made to the additional disclosures in the Corporate Governance Report.

Risk Management:

Our risk management approach embodies the key elements of a sound risk management system including (1) active Supervisory Board and senior management involvement; (2) adequate policies and procedures; (3) adequate risk management; monitoring and information systems; and (4) comprehensive internal controls.
QIAGEN is managed by a Managing Board and an independent Supervisory Board appointed by the General Meeting of Shareholders. One of the Managing Board's responsibilities is the oversight of the risk management system. The Managing Board has developed and implemented strategies, controls and mitigation measures to identify current and developing risks as part of the risk management system. These policies and procedures are embodied in our corporate governance, code of ethics and financial reporting controls and procedures. A variety of functional experts evaluate these business risks, attempting to mitigate and manage these risks on an ongoing basis.
Identified risks are subdivided into three types:
•A base business risk that is specific to us or our industry and threatens our existing business;
•A business growth risk that is specific to us or our industry and threatens our future business growth; and
•An underlying business risk that is not specific to us or our industry, but applies to a larger number of public companies.
All identified risks are evaluated based on their likelihood of occurring and their potential impact (estimated in monetary terms) in disrupting our progress in achieving our business objectives. The overall risk management goal is to identify risks that could significantly threaten our success and to allow management on a timely basis the opportunity to successfully implement mitigation actions. The results of the risk assessment, and any updates, are reported to the Audit Committee of the Supervisory Board on a regular basis. A detailed risk reporting update is provided each quarter to the Audit Committee for specific risks that have been newly identified or have changed since the previous assessment. At least once on an annual basis, the Supervisory Board discusses the corporate strategy and business risks as well as the results of an assessment by the Managing Board and the Audit Committee of the structure and operations of the internal risk management and control systems, including any significant changes.
Our corporate governance structure is based on a strong framework that outlines the responsibilities of our Managing and Supervisory Boards (discussed in more detail in Item 10 of this Annual Report) and the function of the Audit Committee of the Supervisory Board (discussed in more detail in Item 6 of this Annual Report). We maintain adequate internal controls over financial reporting to ensure the integrity of financial reporting, which is described further in Item 15 of this Annual Report. Additionally, we have a Compliance Committee that consists of senior executives from various functional areas who are responsible for ensuring compliance with legal and regulatory requirements, as well as overseeing the communication of corporate policies, including our Code of Ethics.

Risk Types
Base Business Risk
•Identification and monitoring of competitive business threats
•Monitoring complexity of product portfolio
•Monitoring dependence on key customers for single product groups
•Reviewing dependence on individual production sites or suppliers
•Evaluating purchasing initiatives, price controls and changes to reimbursements
•Monitoring production risks, including contamination prevention, high-quality product assurance
•Ensuring ability to defend against intellectual property infringements and maintain competitive advantage after expiration

Business Growth Risk	•Managing development and success of key R&D projects •Managing successful integration of acquisitions to achieve anticipated benefits
Underlying Business Risk
•Evaluating financial risks, including economic risks and currency rate fluctuations
•Monitoring financial reporting risks, including multi-jurisdiction tax compliance
•Reviewing possible asset impairment events
•Assessing compliance and legal risks, including safety in operations and environmental hazard risks, compliance with various regulatory bodies and pending product approvals
•Monitoring risks of FCPA (Foreign Corrupt Practices Act) or antitrust concerns arising from a network of subsidiaries and distributors in foreign countries

The risks described below are listed in the order of our current view of their expected significance. Describing the risk factors in order of significance does not imply that a lower listed risk factor may not have a material adverse impact on our results of operations, liquidity or capital resources.

Our continued growth is dependent on the development and success of new products.
Rapid technological change and frequent new product introductions are typical in the markets we serve. Our success will depend in part on continuous, timely development and introduction of new products that address evolving market requirements. We believe successful new product introductions provide a significant competitive advantage because customers make an investment of time in selecting and learning to use a new product and are reluctant to switch after these efforts. To the extent that we fail to introduce new and innovative products, or such products suffer significant delays in development or are not accepted in the market, we may lose market share to our competitors that would be difficult or impossible to regain. An inability to successfully develop and introduce new products, for technological or other reasons, could reduce our growth rate or otherwise have an adverse effect on our business. In the past, we have experienced delays in the development and introduction of products, including regulatory approvals, or decisions to stop development of projects, and we may experience delays or make decisions to stop certain products in the future.
As a result, we cannot assure you that we will keep pace with the rapid rate of change in our markets or that our new products will adequately meet the requirements of the marketplace, achieve market acceptance or regulatory approval, or compete successfully with companies offering similar or new technologies. Some of the factors affecting market acceptance of new products include:
•availability, quality and price relative to competitive products;
•the timing of introduction of the new product relative to competitive products;
•opinions of the new product’s utility;
•citation of the new product in published research;
•regulatory trends and approvals; and
•general trends in life sciences research, applied markets and molecular diagnostics.
In the development of new products we may make significant investments in intellectual property and software solutions. These investments increase our fixed costs, resulting in higher operational costs in the short term that will negatively impact our gross profit and operating income until products potentially reach a minimum level of market acceptance. The expenses or losses associated with unsuccessful product development activities or lack of market acceptance of our new products could materially adversely affect our business, financial condition and results of operations.
Our continued growth depends significantly on the success of new products in the molecular testing markets we serve. Important new product programs underway include our modular medium-throughput QIAsymphony automation platform, QIAstat-Dx system for one-step, fully integrated molecular analysis of hard-to-diagnose syndromes, the high-throughput NeuMoDx 288 and mid-throughput NeuMoDx 96 fully integrated PCR automation systems, sample and assay technologies designed either for use either with QIAGEN instruments or for "universal" automation systems and instruments, and bioinformatics solutions to analyze and interpret complex genomic data. In addition, we are now developing next-generation systems for digital PCR, an emerging analytical technique in the life sciences, targeting a 2020 launch with fully-integrated solutions that simplify workflows and offer other advantages.
The speed and level of adoption of our new automation platforms will affect sales not only of instrumentation but also of consumables, sample and assay kits, designed to run on the systems. The rollouts of new automation platforms are intended to drive the dissemination and increasing sales of consumables for these systems. We are developing or co-developing new kits for each of these platforms and seeking regulatory approvals for a number of these new products. In turn, the availability and regulatory approval of more tests for processing on QIAsymphony, QIAstat-Dx and NeuMoDx systems, especially molecular assays for specific diseases or companion diagnostics paired with new drugs, will influence the value of the instruments to prospective buyers. Slower adoption of QIAsymphony, including the complete QIAsymphony RGQ system, the QIAstat-Dx and NeuMoDx systems, and the planned digital PCR workflows, could significantly affect sales of products designed to run on these platforms.
An inability to manage our growth, manage the expansion of our operations, or successfully integrate acquired businesses could adversely affect our business.
Our business has grown, with total net sales increasing to $1.53 billion in 2019 from $1.28 billion in 2015. We have made a series of acquisitions in recent years, including the acquisitions of N-of-One in January 2019, STAT-Dx Life, S.L. in 2018, and OmicSoft Corporation in 2017 to complement internal research and development activities. We intend to identify and acquire other businesses in the future that support our strategy to build on our global leadership position in Sample to Insight solutions focused on molecular testing. The successful integration of acquired businesses requires a significant effort and expense across all operational areas.
We continue to make investments to expand our existing business operations. These projects increase our fixed costs, resulting in higher operational costs in the short term that will negatively impact our gross profit and operating income until we more fully utilize the additional capacity of these facilities. In addition, we have invested in establishing and expanding shared service centers in Poland and the Philippines, opening new commercial operations in emerging markets to expand our geographic footprint, and implementing digitization of business processes to increase sales growth while also enhancing operational efficiencies. The expansion of our business and the addition of new personnel may place a strain on our management and operational systems. As we continue to upgrade our operating and financial systems, as well as expand the geographic presence of our operations, we intend to continue to assess the need to reallocate existing resources or hire new employees, as well as increased responsibilities for both existing and new management personnel.
Our future operating results will depend on our ability to continue to implement and improve our research, product development, manufacturing, sales and marketing and customer support programs, enhance our operational and financial control systems, expand, train and manage our employee base, integrate acquired businesses, and effectively address new issues related to our growth as they arise. There can be no assurance that we will be able to manage our recent or any future expansion or acquisitions successfully, and any inability to do so could have a material adverse effect on our results of operations.
Our acquisitions expose us to new risks, and we may not achieve the anticipated benefits of acquisitions of technologies and businesses.
During the past several years, we have acquired and integrated a number of companies through which we have gained access to new technologies, products and businesses that complement our internally developed product lines. In the future, we expect to acquire additional technologies, products or businesses to expand our operations. Acquisitions expose us to new operating and financial risks, including risks associated with the:
•assimilation of new products, technologies, operations, sites and personnel;
•integration and retention of fundamental personnel and technical expertise;
•application for and achievement of regulatory approvals or other clearances;
•diversion of resources from our existing products, business and technologies;
•generation of sales;
•implementation and maintenance of uniform standards and effective controls and procedures;
•exposure to pre-existing cyber security risks or compromise of acquired entities
•maintenance of relationships with employees, customers and suppliers, and integration of new management personnel;
•issuance of dilutive equity securities;
•incurrence or assumption of debt and contingent liabilities;
•amortization or impairment of acquired intangible assets or potential businesses; and
•exposure to liabilities of and claims against acquired entities or personnel, including patent litigation.
Our failure to address the above risks successfully in the future may prevent us from achieving the anticipated benefits from any acquisition in a reasonable time frame, or at all.
Global economic conditions could adversely affect our business, results of operations and financial condition.
Our results of operations could be materially affected by adverse general conditions in the global economy and financial markets.
The global outbreak of COVID-19 will have a significant impact on QIAGEN in 2020. Extraordinary demand has emerged for molecular technologies involved in testing for the new pathogen. However, the overall impact is not predictable at this point, as the spike in demand is challenging the company’s short-term capacity for certain products, while the pandemic also is disrupting broader economies and routine healthcare in 2020.
Potentially adverse changes that may come from the United Kingdom's exit from the European Union ("Brexit") are not well understood as the actual impact from Brexit will depend on many factors including the ability of both the United Kingdom and European Union authorities to provide a path forward with minimal disruption. In the near term we anticipate the largest potential exposures to be on supply chain with our United Kingdom based suppliers and the local operations for our domestic United Kingdom business and pharma development activities. There also is a risk of loss of revenue, penalties due to delayed deliveries and currency losses, or other unforeseen costs which would negatively impact margins.
During challenging economic times, access to financing in the global financial markets has also been adversely affected for many businesses. The uncertainty surrounding the resolution of the economic and sovereign debt crisis in Europe continues to have a negative impact on financial markets and economic conditions more generally. Our customers may face internal financing pressures that adversely impact spending decisions or the ability to purchase our products, or that lead to a delay in collection of receivables and thus negatively impact our cash flow. A severe or prolonged economic downturn could result in a variety of risks to our business that would adversely impact our results of operations, including the reduction or delay in planned improvements to healthcare systems in various countries, the reduction of funding for life sciences research, and intensified efforts by governments and healthcare payors regarding cost-containment efforts.
Our results of operations could also be negatively impacted by any governmental actions or inaction resulting in automatic government spending cuts (sequestration) that may take effect, particularly in terms of federal government funding in the United States. These conditions may add uncertainty to the timing and budget for investment decisions by our customers, particularly researchers, universities, government laboratories and private foundations whose funding is dependent upon grants from government agencies, such as the U.S. National Institutes of Health (NIH) and similar bodies.
As is the case for many businesses, we face the following risks in regard to financial markets:
•severely limited access to financing over an extended period of time, which may affect our ability to fund our growth strategy and could result in delays to capital expenditures, acquisitions or research and development projects;
•failures of currently solvent financial institutions, which may cause losses from our short-term cash investments or our hedging transactions due to a counterparty’s inability to fulfill its payment obligations;
•inability to refinance existing debt at competitive rates, reasonable terms or sufficient amounts; and
•increased volatility or adverse movements in foreign currency exchange rates.
We may encounter delays in receipt, or limits in the amount, of reimbursement approvals and public health funding, which will impact our ability to grow revenues in the healthcare market or may negatively impact our profitability.
Changes in the availability or reimbursement of our diagnostic testing products by insurance providers and health maintenance organizations could also have a significant adverse impact on our results of operations. Third-party payors are often reluctant to reimburse healthcare providers for the use of medical tests that involve new technologies or provide novel diagnostic information. In addition, third-party payors are increasingly limiting reimbursement coverage for medical diagnostic products and, in many instances, are exerting pressure on suppliers to reduce their prices. Since each third-party payor often makes reimbursement decisions on an individual patient basis, obtaining such approvals is a time-consuming and costly process that requires us to provide scientific and clinical data supporting the clinical benefits of each of our products. As a result, there can be no assurance that reimbursement approvals will be obtained, and the process can delay the broad market introduction of new products. If third-party reimbursement is not consistent or financially adequate to cover the cost of our products, this could limit our ability to sell our products or cause us to reduce prices, which would adversely affect our results of operations.
Further, the ability of many of our customers to successfully market their products depends in part on the extent to which reimbursement for the costs of these products is available from governmental health administrations, private health insurers and other organizations. Governmental and other third-party payors are increasingly seeking to contain healthcare costs and to reduce the price of medical products and services. For example, in 2010, the Patient Protection and Affordable Care Act, or ACA, was enacted with the goal of expanding coverage, increasing quality of care and reducing costs through payment innovation, among other things. With evolving political realities in the United States, including divergent efforts by the Trump Administration and members of Congress, certain sections of the ACA have not been fully implemented and the direction of healthcare policy is unpredictable. Uncertainty around the future of the ACA, and in particular the impact to reimbursement levels, may lead to uncertainty or delay in the purchasing decisions of our customers, which may in turn negatively impact our product sales. In accordance with the Protecting Access to Medicare Act of 2014 (PAMA), the Centers for Medicare & Medicaid Services calculate Medicare reimbursement rates for certain clinical diagnostic tests using weighted median private payor rates, which are based on rate information reported by applicable laboratories. This new rate methodology means the lower reimbursement rates previously experienced in the field of molecular pathology testing now extends to additional diagnostic testing codes on the Clinical Laboratory Fee Schedule (CLFS). If there are not adequate reimbursement levels, our business and results of operations could be adversely affected.

Reduction in research and development budgets and government funding may result in reduced sales.
Our customers include researchers at pharmaceutical and biotechnology companies, academic institutions, and government and private laboratories. Fluctuations in the research and development budgets of these organizations could have a significant adverse effect on demand for our products. Research and development budgets are affected by changes in available resources, the mergers of pharmaceutical and biotechnology companies, changes in spending priorities and institutional budgetary policies. Our results of operations could be adversely affected by any significant decrease in expenditures for life sciences research and development by pharmaceutical and biotechnology companies, academic institutions, and government and private laboratories. In addition, short-term changes in administrative, regulatory or purchasing-related procedures can create uncertainties or other impediments that can have an adverse impact on our results of operations.
In recent years, the pharmaceutical and biotechnology industries have undergone substantial restructuring and consolidation. Additional mergers or consolidation within the pharmaceutical and biotechnology industries could cause us to lose existing customers and potential future customers, which could have a material adverse impact on our results of operations.

Approximately 25% of our sales are generated from demand for our products used at universities, government laboratories and private foundations, and whose funding is dependent upon grants from government agencies, such as the NIH (National Institutes of Health) in the United States. Although the level of research funding has been increasing in recent years, we cannot assure you that this trend will continue given federal and state budget constraints. Government funding of research and development is subject to the political process, which is inherently unpredictable. Future sales may be adversely affected if our customers delay purchases as a result of uncertainties regarding the approval of government or industrial budget proposals. Also, government proposals to reduce or eliminate budgetary deficits have sometimes included reduced allocations to the NIH and government agencies in other countries that fund life sciences research and development activities. A reduction in government funding for the NIH or government research agencies in other countries could have a serious adverse impact on our results of operations.
Competition could reduce our sales.
The markets for most of our products are very competitive. Competitors may have significant advantages in financial, operational, sales and marketing resources as well as experience in research and development. These competitors may have developed, or could develop in the future, new technologies that compete with our products or even render our products obsolete. Some competitors may obtain regulatory approval from the FDA or similar non-U.S. authorities and market approved products. Our competitors’ development of alternative products offering superior technology, greater cost-effectiveness or regulatory approval could have a material adverse effect on our sales and results of operations.
The growth of our business depends in part on the continued conversion of users from competitive products to our sample and assay technologies and other solutions. Lack of conversion could have a material adverse effect on our sales and results of operations.
It can be difficult for users of our products to switch from their current supplier of a particular product, primarily due to the time and expense required to properly integrate new products into their operations. As a result, if we are unable to be the first to develop and supply new products, our competitive position may suffer, resulting in a material adverse effect on our sales and results of operations.
For our commercial clinical assays, we often compete with solutions developed by our laboratory customers, and driving conversion from such laboratory-developed tests (LDTs) to commercial diagnostics assays can be challenging.
The time and expense needed to obtain regulatory approval and respond to changes in regulatory requirements could adversely affect our ability to commercially distribute our products and generate sales.
We and our customers operate in a highly regulated environment characterized by frequent changes in the governing regulatory framework. Genetic research activities and products commonly referred to as “genetically engineered” (such as certain food and therapeutic products) are subject to extensive governmental regulation in most developed countries, especially in the major markets for pharmaceutical and diagnostic products such as the European Union, the U.S., China and Japan. In recent years, several highly publicized scientific events (notably in genomic research, gene editing and cloning) have prompted intense public debates on the ethical, philosophical and religious implications of an unlimited expansion in genetic research and the use of products emerging from this research. As a result of this debate, some key countries may increase or establish regulatory barriers, which could adversely affect demand for our products and prevent us from fulfilling our growth expectations. Furthermore, there can be no assurance that any future changes in applicable regulations will not require further expenditures or an alteration, suspension or liquidation of our operations in certain areas, or even in their entirety.
Changes in the existing regulations or adoption of new requirements or policies could adversely affect our ability to sell our approved or cleared products or to seek approvals for new products in other countries around the world. Sales of certain products now in development may be dependent upon us successfully conducting pre-clinical studies, clinical trials and other tasks required to gain regulatory approvals and meet other requirements from the FDA in the U.S., and regulatory agencies in other countries. If we are not able to meet the applicable requirements, we will not be able to commercialize our products and tests, which will have a material adverse effect on our business.
Several of our key products and programs are medical devices that are subject to extensive regulation by the FDA under the U.S. Food, Drug and Cosmetic Act. We plan to apply for FDA clearance or approval of additional products in the future. Regulatory agencies in other countries also have medical device and IVD approval requirements that are becoming more extensive. These regulations govern most commercial activities associated with medical devices, including indications for the use of these products as well as other aspects that include product development, testing, manufacturing, labeling, storage, record-keeping, advertising and promotion. Compliance with these regulations is expensive and time-consuming.
Our cleared or approved devices, including diagnostic tests and related equipment, are subject to numerous post-approval requirements. We are subject to inspection and marketing surveillance by the FDA to determine our compliance with regulatory requirements. If the FDA determines that we have failed to comply, it can institute a wide variety of enforcement actions, ranging from warning letters to more severe sanctions such as fines, injunctions and civil penalties, recalls or seizures of our products, operating restrictions, partial suspension or total shutdown of production, denial of our requests for 510(k) clearance or pre-market approval of product candidates, withdrawal of 510(k) clearance or pre-market approval already granted and civil or criminal prosecution. Any enforcement action by the FDA may affect our ability to commercially distribute these products in the U.S.
Some of our products are sold for research purposes in the U.S. We do not promote these products for clinical diagnostic use, and they are labeled “For Research Use Only” (RUO) or “for molecular biology applications.” If the FDA were to disagree with our designation of a product as having RUO status, we could be forced to stop selling it until appropriate regulatory clearance or approval has been obtained.
Changes in tax laws or their application or the termination or reduction of certain government tax incentives, could adversely impact our overall effective tax rate, results of operations or financial flexibility.
Our effective tax rate reflects the benefit of some income being partially exempt from income taxes due to various intercompany operating and financing activities. The benefit also derives from our global operations, where income or loss in some jurisdictions is taxed at rates higher or lower than The Netherlands’ statutory rate of 25%. Changes in tax laws or their application with respect to matters such as changes in tax rates, transfer pricing and income allocation, utilization of tax loss carryforwards, intercompany dividends, controlled corporations, and limitations on the deductibility of interest and foreign related-party expenses, and changes to tax credit mechanisms, could increase our effective tax rate and adversely affect our results of operations and limit our ability to repurchase our Common Shares without experiencing adverse tax consequences. The increased tax burden as a result of changes in law may adversely affect our results of operations. Additionally, if our tax positions are challenged by tax authorities or other governmental bodies, such as the European Commission, we could incur additional tax liabilities, which could have an adverse effect on our results of operations or financial flexibility.
We are subject to risks associated with patent litigation.
The biotechnology industry has been characterized by extensive litigation regarding patents and other intellectual property rights, particularly since industry competitors gravitate around common technology platforms. We are aware that patents have been applied for and/or issued to third parties claiming technologies for sample and assay technologies that are closely related to those we use. From time to time, we receive inquiries requesting confirmation that we do not infringe patents of third parties. We endeavor to follow developments in this field, and we do not believe that our technologies or products infringe any proprietary rights of third parties. However, there can be no assurance that third parties will not challenge our activities or, if so challenged, that we will prevail. In addition, the patent and proprietary rights of others could require that we alter our products or processes, pay licensing fees or cease certain activities, and there can be no assurance that we will be able to license any technologies that we may require on acceptable terms. In addition, litigation, including proceedings that may be declared by the U.S. Patent and Trademark Office or the International Trade Commission, may be necessary to respond to any assertions of infringement, enforce our patent rights and/or determine the scope and validity of our proprietary rights or those of third parties. Litigation, or threatened litigation, could involve substantial cost, and there can be no assurance that we would prevail in any proceedings.
We rely on collaborative commercial relationships to develop and/or market some of our products.
Our long-term business strategy involves entering into strategic alliances as well as marketing and distribution arrangements with academic, corporate and other partners relating to the development, commercialization, marketing and distribution of certain of our existing and potential products. We may be unable to continue to negotiate these collaborative arrangements on acceptable terms, and these relationships also may not be scientifically or commercially successful. In addition, we may be unable to maintain these relationships, and our collaborative partners may pursue or develop competing products or technologies, either on their own or in collaboration with others.
Our Precision Medicine business includes projects with pharmaceutical and biotechnology companies to co-develop companion diagnostics paired with drugs that those companies either market currently or are developing for future use. The success of these co-development programs, including regulatory approvals for the companion diagnostics, depends upon the continued commitment of our partners to development of their drugs, the outcome of clinical trials for the drugs and diagnostics, and regulatory approvals of the tests and drugs. In addition, the future level of sales for companion diagnostics depends to a high degree on the commercial success of the related medicines for which the tests have been designed. More companion diagnostics would be sold in combination with a widely prescribed drug than one with limited use.
The successful marketing of QIAGEN products, in some cases, depends on commercial relationships such as joint ventures or distributorships, particularly in emerging markets where we partner with local companies to augment our less-established commercial relationships and infrastructure. The continued commitment of our partners to these ventures, as well as the management of the commercial efforts, will influence QIAGEN's sales and profitability in these markets.

We have made investments in and are expanding our business into emerging markets, which exposes us to risks.
Our top seven emerging markets are Brazil, Russia, India, China, South Korea, Mexico and Turkey, which together accounted for approximately 16% of total sales in 2019. We expect to continue to focus on expanding our business in these or other fast-growing markets, including those in the Middle East and Asia. In addition to the currency and operating risks described above, our international operations are subject to a variety of risks that include those arising out of the economy, political outlook, language and cultural barriers in countries where we have operations or do business. In many of these emerging markets, we may be faced with several risks that are more significant than in other countries in which we have a history of doing business. These risks include economies that may be dependent on only a few products and are therefore subject to significant fluctuations, weak legal systems which may affect our ability to enforce contractual rights, exchange controls, unstable governments, and privatization or other government actions affecting the flow of goods and currency. In conducting our business, we move products from one country to another and may provide services in one country from a subsidiary located in another country. Accordingly, we are vulnerable to abrupt changes in customs and tax regimes that could have significant negative impacts on our results of operations.
Some of our customers are requiring us to change our sales arrangements to lower their costs, and this may limit our pricing flexibility and harm our business.
Some of our customers have developed purchasing initiatives to reduce the number of vendors from which they purchase products to lower their supply costs. In some cases, these customers have established agreements with large distributors, which include discounts and direct involvement in the distributor’s purchasing process. These activities may force us to supply large distributors with our products at discounts in order to continue providing products to some customers. For similar reasons, many larger customers, including the U.S. government, have requested, and may request in the future, special pricing arrangements, which can include blanket purchase agreements. These agreements may limit our pricing flexibility, which could harm our business and affect our results of operations. For a limited number of customers, and at the customers' request, we have conducted sales transactions through distribution and other value-added partners. If sales grow through these intermediaries, it could have an adverse impact on our results of operations, particularly a negative impact on our gross profit.
We are subject to privacy and data security laws and rely on secure communication and information systems which, in the event of a breach or failure, expose us to significant risks.
We rely heavily on communications and information systems to conduct our business. In the ordinary course of business, we collect and store sensitive data, including our own intellectual property and other proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. Our operations rely on the secure processing, storage and transmission of confidential and other information on our computer systems and networks. We are transforming to a digital, cloud-leveraging organization, which places our assets, customer data, and personally identifiable data at a higher risk than in previous years. We have made significant investments to ensure our employees are aware of cyber security risks facing our company and how to prevent data breaches. We have modernized our cyber security tools, and are continually modernizing our cyber security processes, in an attempt to keep pace with evolving cyber security risks. In spite of our efforts, we are unable to completely eliminate these risks and occasionally experience minor cyber security incidents. External phishing emails (occurring outside of our computer services) are a growing threat that our customers are facing. These emails could lead to the disclosing of intellectual property or personally identifiable information, which could lead to financial harm or reputational damage. While our cyber security team works diligently with our employees around the world, as well as with our customers, to mitigate these threats by helping to identify and analyze phishing emails, we cannot guarantee that sensitive data will not be lost or stolen.
A breach in cyber security due to unauthorized access to our computer systems or misuse could include the misappropriation of assets or sensitive information, the corruption data or other operational disruption. Failures to our computer systems and networks could be caused by internal or external events, such as incursions by intruders or hackers, computer viruses, failures in hardware or software, or cyber terrorists. If we do experience a breach or failure of our systems, we could experience potentially significant operational delays resulting from the disruption of systems, loss due to theft or misappropriation of assets or data, or negative impacts from the loss of confidential data or intellectual property. We may face significant liability in the event any of the personal information we maintain is lost or otherwise subject to misuse or other wrongful use, access or disclosure. Further, we could experience negative publicity resulting in reputation or brand damage with customers or partners.
Additionally, we are subject to privacy and data security laws across multiple jurisdictions, including those relating to the storage of health information, which are complex, overlapping and rapidly evolving. For example, the California Consumer Privacy Act of 2018, which took effect on January 1, 2020, imposes expansive new requirements and protections upon the processing of personal data, aimed at giving California consumers more visibility and control over their personal information There are also non-U.S. privacy laws, such as the General Data Protection Regulation (GDPR) of the European Union, that impose restrictions on the transfer, access, use, and disclosure of health and other personal information. We implemented the requirements set forth by the European Union General Data Protection Regulation (GDPR), which took effect on May 25, 2018.

As our activities continue to evolve and expand, we may be subject to additional laws which impose further restrictions on the transfer, access, use, and disclosure of health and other personal information which may impact our business either directly or indirectly. A failure to comply with applicable privacy or security laws or significant changes in these laws could significantly impact our business and future business plans. For example, we may be subject to regulatory action or lawsuits in the event we fail to comply with applicable privacy laws.
Exchange rate fluctuations may adversely affect our business and operating results.
Given that we currently market our products throughout the world, a significant portion of our business is conducted in currencies other than the U.S. dollar, our reporting currency. As a result, fluctuations in value relative to the U.S. dollar of the currencies in which we conduct our business have caused and will continue to cause foreign currency transaction gains and losses. Foreign currency transaction gains and losses arising from normal business operations are charged against earnings in the period when incurred. Due to the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates, we cannot predict the effects of future exchange rate fluctuations. While we may engage in foreign exchange hedging transactions to manage our foreign currency exposure, there can be no assurance that our hedging strategy will adequately protect our operating results from the effects of future exchange rate fluctuations.
Our global operations may be affected by actions of governments, global or regional economic or public health developments, weather or transportation delays, natural disasters or other force majeure events (collectively, unforeseen events) which may negatively impact our suppliers, our customers or us.
Our business involves operations around the world. Our consumable manufacturing facilities are located in Germany, the U.S. and China. We have established sales subsidiaries in numerous countries and our products are sold through independent distributors serving more than 40 additional countries. Our global footprint exposes us to unforeseen events, such as the January 2020 eruption of the Taal volcano in the Philippines or the December 2019 outbreak of COVID-19 in China. Our facilities may be harmed by unforeseen events, and in the event that we or our customers are affected by a disaster, we may experience delays or reductions in sales or production, increased costs, or may be required to identify alternate suppliers and/or rely on third-party manufacturers.
To the extent that our suppliers are impacted by a natural disaster or other disruption, we may experience periods of reduced production. Any unexpected interruptions in our production capabilities may lead to delayed or lost sales and may adversely affect our results of operations for the affected period.
In addition, to the extent we temporarily shut down any facility following such an unforeseen event, we may experience disruptions in our ability to manufacture or ship products to customers or otherwise operate our business. Many of our products are manufactured in a single location and we may experience adverse effects to the extent these manufacturing operations are disrupted. While our global operations give us the ability to ship product from alternative sites, we may not be able to do so because our customers’ facilities are shut down or the local logistics infrastructure is not functioning, and our sales will suffer.
Damage to our property due to unforeseen events and the disruption of our business from casualties may be covered by insurance, but this insurance may not be sufficient to cover all of our potential losses, and such insurance may not continue to be available to us on acceptable terms, or at all. In addition, we may incur incremental costs following an unforeseen event, which will reduce profits and adversely affect our results of operations.
We depend on suppliers for materials used to manufacture our products, and if shipments from these suppliers are delayed or interrupted, we may be unable to manufacture our products.
We buy materials to create our products from a number of suppliers and are not dependent on any one supplier or group of suppliers for our business as a whole. However, key components of certain products, including certain instrumentation and chemicals, are available only from a single source. If supplies from these vendors are delayed or interrupted for any reason, we may not be able to obtain these materials timely or in sufficient quantities or qualities to produce certain products, and this could have an adverse impact on our results of operations.
We heavily rely on air cargo carriers and other overnight logistics services, and shipping delays or interruptions could harm our business.
Our customers in the scientific research markets typically keep only a modest inventory of our products on hand, and consequently require overnight delivery of purchases. As a result, we heavily rely on air cargo carriers and logistic suppliers. If overnight services are suspended or delayed, and other delivery carriers and logistic suppliers cannot provide satisfactory services, customers may suspend a significant amount of their work. The lack of adequate delivery alternatives would have a serious adverse impact on our results of operations.
Our success depends on the continued employment of qualified personnel, any of whom we may lose at any time.

Although we have not experienced any difficulties attracting or retaining management and scientific staff, our ability to recruit and retain qualified, skilled employees will continue to be critical to our success. Given the intense competition for experienced scientists and managers among pharmaceutical and biotechnology companies, as well as academic and other research institutions, there can be no assurance that we will be able to attract and retain employees critical to our success on acceptable terms. Initiatives to expand QIAGEN will also require additional employees, including management with expertise in areas such as research and development, manufacturing, digitization, sales and marketing, and the development of existing managers to lead a growing organization. The failure to recruit and retain qualified employees, or develop existing employees, could have a material adverse impact on our results of operations. We may face difficulties in hiring and retaining qualified personnel following our March 3, 2020 announcement of the proposed merger with Thermo Fisher Scientific Inc.
Our ability to accurately forecast our results during each quarter may be negatively impacted by the fact that a substantial percentage of our sales may be recorded in the final weeks or days of the quarter.
The markets we serve are typically characterized by a high percentage of purchase orders being received in the final few weeks or days of each quarter. Although this varies from quarter to quarter, many customers make a large portion of their purchase decisions late in each quarter, in particular because they receive new information during this period on their budgets and requirements. Additionally, volatility in the timing of revenue from companion diagnostic partnerships can be difficult to predict. As a result, even late in each quarter, we cannot predict with certainty whether our sales forecasts for the quarter will be achieved.
Historically, we have been able to rely on the overall pattern of customer purchase orders during prior periods to project with reasonable accuracy our anticipated sales for the current or coming quarters. However, if customer purchasing trends during a quarter vary from historical patterns as may occur with changes in market and economic conditions our quarterly financial results could deviate significantly from our projections. As a result, our sales forecasts for any given quarter may prove not to be accurate. We also may not have sufficient, timely information to confirm or revise our sales projections for a specific quarter. If we fail to achieve our forecasted sales for a particular quarter, the value of our Common Shares could be significantly affected.
We have a significant amount of debt that may adversely affect our financial condition and flexibility.
We have a significant amount of debt and debt service obligations and restrictive covenants imposed by our lenders. A high level of indebtedness increases the risk that we may default on our debt obligations and restrictive covenants may prevent us from borrowing additional funds. There is no assurance that we will be able to generate sufficient cash flow to pay the interest on our debt and comply with our debt covenants or that future working capital, borrowings or equity financing will be available to repay or refinance our debt. If we are unable to generate sufficient cash flow to pay the interest on our debt and comply with our debt covenants, we may have to delay or curtail our research and development programs. The level of our indebtedness could, among other things:
•make it difficult for us to make required payments on our debt;
•make it difficult for us to obtain financing in the future necessary for working capital, capital expenditures, debt service requirements or other purposes;
•limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and
•make us more vulnerable in the event of a downturn in our business.
The Financial Conduct Authority of the United Kingdom plans to phase out the London Interbank Offered Rate (LIBOR) by the end of 2021. Presently, we do hold debt and derivative instruments that use LIBOR. While certain agreements do contain language for the determination of interest rates in the event the LIBOR rate is not available, changes to these agreements may be required, and we could be negatively impacted by any newly determined alternative benchmark.
Our business may require substantial additional capital, which we may not be able to obtain on terms acceptable to us, if at all.
Our future capital requirements and level of expenses will depend upon numerous factors, including the costs associated with:
•marketing, sales and customer support efforts;
•research and development activities;
•expansion of our facilities;
•consummation of possible future acquisitions of technologies, products or businesses;
•demand for our products and services;
•repayment or refinancing of debt; and

•payments in connection with our hedging activities and/or taxes.
We currently anticipate that our short-term capital requirements will be satisfied by cash flow from our operations and/or cash on hand. As of December 31, 2019, we had outstanding long-term debt of approximately $1.7 billion, of which $285.2 million was current. Furthermore, as of December 31, 2019, we had lease obligations, including the current portion, of $58.4 million, that expire in various years through 2020. We may need to refinance all or part of these liabilities before or at their contractual maturities.
If at some point in time our existing resources should be insufficient to fund our activities, we may need to raise funds through public or private debt or equity financings. The funds for the refinancing of existing liabilities or for the ongoing funding of our business may not be available or, if available, not on terms acceptable to us. If adequate funds are not available, we may be required to reduce or delay expenditures for research and development, production, marketing, capital expenditures and/or acquisitions, which could have a material adverse effect on our business and results of operations. To the extent that additional capital is raised through the sale of equity or convertible securities, the issuance of any securities could result in dilution to our shareholders.
The accounting for the cash convertible notes we have issued will result in recognition of interest expense significantly greater than the stated interest rate of the notes and may result in volatility to our Consolidated Statements of Income.
We will settle any conversions of the Cash Convertible Notes described under the heading “Other Factors Affecting Liquidity and Capital Resources” elsewhere in this report, entirely in cash. Accordingly, the conversion option that is part of the Cash Convertible Notes will be accounted for as a derivative pursuant to accounting standards relating to derivative instruments and hedging activities. Refer to Note 26 "Financial Risk Factors and Use of Derivative Financial Instruments" and Note 16 "Financial Debts", of the Notes to Consolidated Financial Statements. In general, this resulted in an initial valuation of the conversion option separate from the debt component of the Cash Convertible Notes, resulting in an original issue discount. The original issue discount will be accreted to interest expense over the term of the Cash Convertible Notes, which will result in an effective interest rate reported in our financial statements significantly in excess of the stated coupon rates of the Cash Convertible Notes. This accounting treatment will reduce our earnings. For each financial statement period after the issuance of the Cash Convertible Notes, a gain (or loss) will be reported in our financial statements to the extent the valuation of the conversion option changes from the previous period. The Call Options issued in connection with the Cash Convertible Notes will also be accounted for as derivative instruments, substantially offsetting the gain (or loss) associated with changes to the valuation of the conversion option. This may result in increased volatility to our results of operations.
The cash convertible note hedge and warrant transactions we entered into in connection with the issuance of our Cash Convertible Notes may not provide the benefits we anticipate, and may have a dilutive effect on our common stock.
Concurrently with the issuance of the Cash Convertible Notes, we entered into Call Options and issued Warrants. We entered into the Call Options with the expectation that they would offset potential cash payments by us in excess of the principal amount of the Cash Convertible Notes upon conversion of the Cash Convertible Notes. In the event that the hedge counterparties fail to deliver potential cash payments to us, as required under the Call Options, we would not receive the benefit of such transaction. Separately, we also issued Warrants. The Warrants could separately have a dilutive effect to the extent that the market price per share of our common stock, as measured under the terms of the Warrants, exceeds the strike price of the Warrants.
An impairment of goodwill and intangible assets could reduce our earnings.
At December 31, 2019, our consolidated balance sheet reflected approximately $2.2 billion of goodwill and approximately $750.6 million of intangible assets. Goodwill is recorded when the purchase price of a business exceeds the fair value of the tangible and separately measurable intangible net assets. International Financial Reporting Standards (IFRS) require us to test goodwill for impairment on an annual basis or when events or circumstances occur indicating that goodwill might be impaired. Long-lived assets, such as intangible assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The impairment review often cannot be done at the level of the individual asset and it must instead be applied to a group of assets. For the purpose of our annual goodwill impairment testing based on the current circumstances of how we manage our business, this group of assets is the Company as a whole. If we determine that any of our goodwill or intangible assets were impaired, we will be required to take an immediate charge to earnings and our results of operations could be adversely affected.
Our strategic equity investments may result in losses.
We have made, and may continue to make, strategic investments in businesses as opportunities arise. We periodically review the carrying value of these investments for impairment, considering factors that include the most recent stock transactions, book values from the most recent financial statements, and forecasts and expectations of the investee. The results of these valuations may fluctuate due to market conditions and other conditions over which we have no control.

Estimating the fair value of non-marketable equity investments in life science companies is inherently subjective. If actual events differ from our assumptions and unfavorable fluctuations in the valuations of the investments are indicated, we could be required to write down the investment. This could result in future charges on our earnings that could materially adversely affect our results of operations. It is uncertain whether or not we will realize any long-term benefits from these strategic investments.
Doing business internationally creates certain risks.
Our business involves operations in several countries outside of the U.S. Our consumable manufacturing facilities are located in Germany, China and the U.S. We source raw materials and subcomponents to manufacture our products from different countries. We have established sales subsidiaries in many countries. In addition, our products are sold through independent distributors serving more than 40 other countries. Conducting and launching operations on an international scale requires close coordination of activities across multiple jurisdictions and time zones and consumes significant management resources. We have invested heavily in computerized information systems in order to manage more efficiently the widely dispersed components of our operations. If we fail to coordinate and manage these activities effectively, our business and results of operations will be adversely affected.
Our operations are subject to other risks inherent in international business activities, such as the general economic and public health conditions in the countries in which we operate, trade restrictions and changes in tariffs, longer accounts receivable payment cycles in certain countries, overlap of different tax structures, unexpected changes in regulatory requirements, and compliance with a variety of foreign laws and regulations. Other risks associated with international operations include import and export licensing requirements, exchange controls and changes in freight rates, as may occur as a result of rising energy costs. As a result of these conditions, an inability to successfully manage our international operations could have a material adverse impact on our business and results of operations.
Unethical behavior and non-compliance with laws by our sales representatives, other employees, consultants, commercial partners or distributors or employees could seriously harm our business.
Our business in countries with a history of corruption and transactions with foreign governments increases the risks associated with our international activities. Based on our international operations, we are subject to the U.S. Foreign Corrupt Practices Act (FCPA), the U.K. Bribery Act and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by business entities for the purpose of obtaining or retaining business. We have operations, agreements with third parties and sales in countries known to experience corruption. Further international expansion may involve increased exposure to such practices. Our activities in these countries and others create risks of unauthorized payments or offers of payments, non-compliance with laws, or other unethical behavior by any of our employees, consultants, sales agents or distributors, that could be in violation of various laws, including the FCPA, even though these parties are not always subject to our control. Our policy is to implement safeguards to discourage these or other unethical practices by our employees and distributors including online and in-person employee trainings, periodic internal audits and standard reviews of our distributors. However, our existing safeguards and any future improvements may not prove to be effective, and our employees, consultants, sales agents or distributors may engage in conduct for which we might be held responsible. Violations of the FCPA and other laws may result in criminal or civil sanctions, which could be severe, and we may be subject to other liabilities, which could negatively affect our business, results of operations and financial condition.
We depend on patents and proprietary rights that may fail to protect our business.
Our success depends to a large extent on our ability to develop proprietary products and technologies and to establish and protect our patent and trademark rights in these products and technologies. As of December 31, 2019, we owned 352 issued patents in the United States, 275 issued patents in Germany and 1,700 issued patents in other major industrialized countries. In addition, at December 31, 2019, we had 576 pending patent applications, and we intend to file applications for additional patents as our products and technologies are developed. The patent positions of technology-based companies involve complex legal and factual questions and may be uncertain, and the laws governing the scope of patent coverage and the periods of enforceability of patent protection are subject to change. In addition, patent applications in the United States are maintained in secrecy until patents issue, and publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months. Therefore, no assurance can be given that patents will issue from any patent applications that we own or license, or if patents do issue, that the claims allowed will be sufficiently broad to protect our technology. In addition, no assurance can be given that any issued patents that we own or license will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide us competitive advantages. Further, as issued patents expire, we may lose some competitive advantage as others develop competing products and as a result, we may lose revenue.
Certain of our products incorporate patents and technologies that are licensed from third parties and for certain products, these in-licensed patents together with other patents provide us with a competitive advantage. These licenses impose various commercialization, sublicensing and other obligations on us. Our failure to comply with these requirements could result in the conversion of the applicable license from being exclusive to non-exclusive or, in some cases, termination of the license, and as a result, we may lose some competitive advantage and experience a loss of revenue.
We also rely on trade secrets and proprietary know-how, which we seek to protect through confidentiality agreements with our employees and consultants. There can be no assurance that any confidentiality agreements that we have with our employees, consultants, outside scientific collaborators and sponsored researchers and other advisors will provide meaningful protection for our trade secrets or adequate remedies in the event of unauthorized use or disclosure of such information. There also can be no assurance that our trade secrets will not otherwise become known or be independently developed by competitors.
We currently engage in, and may continue to engage in, collaborations with academic researchers and institutions. There can be no assurance that under the terms of such collaborations, third parties will not acquire rights in certain inventions developed during the course of these collaborations.
Our business exposes us to potential product liability.
The marketing and sale of our products and services for certain applications entail a potential risk of product liability. Although we are not currently subject to any material product liability claims, product liability claims may be brought against us in the future. Further, there can be no assurance that our products will not be included in unethical, illegal or inappropriate research or applications, which may in turn put us at risk of litigation. We carry product liability insurance coverage, which is limited in scope and amount. There can be no assurance that we will be able to maintain this insurance at a reasonable cost and on reasonable terms, or that this insurance will be adequate to protect us against any or all potential claims or losses.
We are subject to various laws and regulations generally applicable to businesses in the different jurisdictions in which we operate, including laws and regulations applicable to the handling and disposal of hazardous substances. The risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result, and any such liability could have a material adverse impact on us.
Our operating results may vary significantly from period to period and this may affect the market price of our Common Shares.
Our operating results may vary significantly from quarter to quarter, and also year to year, since they are dependent upon a broad range of factors that include demand for our products, the level and timing of customer research budgets and commercialization efforts, the timing of government funding budgets of our customers, the timing of our research and development activities and related regulatory approvals, the impact of sales and marketing expenses, restructuring activities, introduction of new products by us or our competitors, competitive market conditions, exchange rate fluctuations and general economic conditions. Our expense levels are based in part on our expectations as to future sales trends. As a result, sales and earnings may vary significantly from quarter to quarter or from year to year, and actual sales and earnings results in any one period will not necessarily be indicative of results to be anticipated in subsequent periods. Our results may also fail to meet or exceed the expectations of securities analysts or investors, which could cause a decline in the market price of our Common Shares.
Our holding company structure makes us dependent on the operations of our subsidiaries.
QIAGEN N.V. is incorporated under Dutch law as a public limited liability company (naamloze vennootschap), and is organized as a holding company. Currently, the material assets are the outstanding shares of the QIAGEN subsidiaries, intercompany receivables and other financial assets such as cash, short-term investments and derivative instruments. As a result, QIAGEN N.V. is dependent upon payments, dividends and distributions from the subsidiaries for funds to pay operating and other expenses as well as to pay future cash dividends or distributions, if any, to holders of our Common Shares. Dividends or distributions by subsidiaries in a currency other than the U.S. dollar may result in a loss upon a subsequent conversion into U.S. dollars.
Our Common Shares may have a volatile public trading price.
The market price of our Common Shares since our initial public offering in September 1996 has increased significantly and been highly volatile. Beginning January 10, 2018, our shares are listed on the New York Stock Exchange (NYSE). Before that, our shares were listed on the NASDAQ through January 9, 2018. In the last two years, the price of our Common Shares has ranged from a high of $43.16 to a low of $25.04. On the Frankfurt Stock Exchange our Common Shares have ranged from a high of €39.19 to a low of €22.54 during the last two years. In addition to overall stock market fluctuations, factors that may have a significant impact on the price of our Common Shares include:
•announcements of technological innovations or the introduction of new products by us or our competitors;
•developments in our relationships with collaborative partners;
•quarterly variations in our operating results or those of our peer companies;

•changes in government regulations, tax laws or patent laws;
•developments in patent or other intellectual property rights;
•developments in government spending budgets for life sciences-related research;
•general market conditions relating to the diagnostics, applied testing, pharmaceutical and biotechnology industries; and
•impact from foreign exchange rates.
The stock market has from time to time experienced extreme price and trading volume fluctuations that have particularly affected the market for technology-based companies. These fluctuations have not necessarily been related to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our Common Shares.
Holders of our Common Shares should not expect to receive dividend income.
QIAGEN has not paid an annual dividend since its inception, nor intends to implement one at this time. At the same time, in January 2017 we completed a synthetic share repurchase that combined a direct capital repayment with a reverse stock split. Although we do not anticipate paying any cash dividends on a regular basis, the distribution of any cash dividends through another synthetic share repurchase in a currency other than the U.S. dollar will be subject to the risk of foreign currency transaction losses. Investors should not invest in our Common Shares if they are seeking dividend income; the only return that may be realized through investing in our Common Shares would be through an appreciation in the share price.
Holders of our Common Shares may not benefit from continued stock repurchase programs.
QIAGEN has conducted share repurchase programs in the past through open-market transactions. Additionally, in January 2017, we completed a synthetic share repurchase that combined a direct capital repayment with a reverse stock split. The transaction was announced in August 2016 and involved an approach used by various large, multinational Dutch companies to provide returns to all shareholders in a faster and more efficient manner than traditional open-market purchases. $243.9 million was returned to shareholders through the transaction, which reduced the total number of issued common shares by approximately 3.7% or 8.9 million shares as of January 31, 2017.
The purpose of our share repurchases has been to hold the shares in treasury in order to satisfy obligations from exchangeable debt instruments, warrants and/or employee share-based remuneration plans and thus to reduce dilution to existing holders of our Common Shares. In 2019, we began net share withholding on the vesting of stock-based awards and as a result, fewer shares are issued than the number of awards outstanding. We may decide not to continue such programs in the future, our covenants with lenders may limit our ability to use available cash to do so, or the market price of our Common Shares may make such repurchases less desirable. In any of these cases, holders of our Common Shares may suffer dilution from conversion of our indebtedness or issuance of shares pursuant to employee remuneration plans that would otherwise be at least partially offset by repurchased shares.

Future sales and issuances of our Common Shares could adversely affect our stock price.
Any future sale or issuance of a substantial number of our Common Shares in the public market, or any perception that a sale may occur, could adversely affect the market price of our Common Shares. Under Dutch law, a company can issue shares up to its authorized share capital provided for in its Articles of Association. Pursuant to our Articles of Association, our authorized share capital amounts to EUR 9.0 million, which is divided into 410.0 million common shares, 40.0 million financing preference shares and 450.0 million preference shares, with all shares having a EUR 0.01 par value. As of December 31, 2019, a total of approximately 227.8 million Common Shares were outstanding along with approximately 6.0 million additional shares reserved for issuance upon exercise or release of outstanding stock options and awards, of which 0.8 million were vested. A total of approximately 15.7 million Common Shares are reserved and available for issuances under our stock plans as of December 31, 2019, including the shares subject to outstanding stock options and awards. The majority of our outstanding Common Shares may be sold without restriction, except shares held by our affiliates, which are subject to certain limitations on resale. Additionally, the Warrants issued in connection with the Cash Convertible Notes Call Spread Overlays cover an aggregate of 31.1 million shares of our common stock (subject to customary adjustments under certain circumstances).
Shareholders who are United States residents could be subject to unfavorable tax treatment.
We may be classified as a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes if certain tests are met. Our treatment as a PFIC could result in a reduction in the after-tax return to holders of Common Shares and would likely cause a reduction in the value of these shares. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to our U.S. shareholders. We would be considered a PFIC with respect to a U.S. shareholder if for any taxable year in which the U.S. shareholder held the Common Shares, either (i) 75% or more of our gross income for the taxable year is passive income; or (ii) the average value of our assets (during the taxable year) which produce or are held for the production of passive income is at least 50% of the average value of all assets for such year. Based on our income, assets and activities, we do not believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2019, and do not expect to be a PFIC for the current taxable year or any future taxable year. No assurances can be made, however, that the Internal Revenue Service will not challenge this position or that we will not subsequently become a PFIC.
Provisions of our Articles of Association and Dutch law and an option we have granted may make it difficult to replace or remove management and may inhibit or delay a takeover.
Our Articles of Association (Articles) provide that our shareholders may only suspend or dismiss our Managing Directors and Supervisory Directors against their wishes with a vote of two-thirds of the votes cast if such votes represent more than 50% of our issued share capital. If the proposal was made by the joint meeting of the Supervisory Board and the Managing Board, a simple majority is sufficient. The Articles also provide that if the members of our Supervisory Board and our Managing Board have been nominated by the joint meeting of the Supervisory Board and Managing Board, shareholders may only overrule this nomination with a vote of two-thirds of the votes cast if such votes represent more than 50% of our issued share capital.
Certain other provisions of our Articles allow us, under certain circumstances, to prevent a third party from obtaining a majority of the voting control of our Common Shares through the issuance of Preference Shares. Pursuant to our Articles and the resolution adopted by our General Meeting of Shareholders, our Supervisory Board is entitled to issue Preference Shares in case of an intended takeover of our company by (i) any person who alone or with one or more other persons, directly or indirectly, have acquired or given notice of an intent to acquire (beneficial) ownership of an equity stake which in aggregate equals 20% or more of our share capital then outstanding or (ii) an “adverse person” as determined by the Supervisory Board. If the Supervisory Board opposes an intended takeover and authorizes the issuance of Preference Shares, the bidder may withdraw its bid or enter into negotiations with the Managing Board and/or Supervisory Board and agree on a higher bid price for our Shares.
In 2004, we granted an option to the Stichting Preferente Aandelen QIAGEN, or the Foundation (Stichting), subject to the conditions described in the paragraph above, which allows the Foundation to acquire Preference Shares from us. The option enables the Foundation to acquire such number of Preference Shares as equals the number of our outstanding Common Shares at the time of the relevant exercise of the option, less one Preference Share. When exercising the option and exercising its voting rights on these Preference Shares, the Foundation must act in our interest and the interests of our stakeholders. The purpose of the Foundation option is to prevent or delay a change of control that would not be in the best interests of our stakeholders. An important restriction on the Foundation’s ability to prevent or delay a change of control is that a public offer must be announced by a third party before it can issue (preference or other) protective shares that would enable the Foundation to exercise rights to 30% or more of the voting rights without an obligation to make a mandatory offer for all shares held by the remaining shareholders. In addition, the holding period for these shares by the Foundation is restricted to two years, and this protective stake must fall below the 30% voting rights threshold before the two-year period ends. Notwithstanding the foregoing, in connection with the Business Combination Agreement that we entered into with Thermo Fisher Scientific Inc. (Thermo) on March 3, 2020 (BCA), we and the Foundation have agreed that (i) the Foundation shall not exercise the option in a way that would reasonably be expected to adversely affect the timely consummation of the acquisition contemplated by the BCA, unless and until the BCA has been terminated, (ii) if the Foundation exercises the option during the term of the BCA, the Foundation shall not exercise its voting rights as a shareholder in a manner that would reasonably be expected to adversely affect the timely consummation of the acquisition, unless and until the BCA has been terminated, (iii) the option shall be terminated subject only to the closing of the public tender offer (the “Closing”) and (iv) to the extent any Preference Shares would be held by the Foundation as of the Closing, the Foundation shall transfer such shares to the wholly owned acquisition subsidiary of Thermo (Offeror) under the obligation for the Offeror to pay a cash consideration equal to the aggregate capital paid up on such Preference Shares plus any accrued dividends and to indemnify the Foundation for any claim by us.

Note Regarding Forward-Looking Statements and Risk Factors
Our future operating results may be affected by various risk factors, many of which are beyond our control. Certain statements included in this Annual Report and the documents incorporated herein by reference may be forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, including statements regarding potential future net sales, gross profit, net income and liquidity. These statements can be identified by the use of forward-looking terminology such as “believe,” “hope,” “plan,” “intend,” “seek,” “may,” “will,” “could,” “should,” “would,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. Reference is made in particular to the description of our plans and objectives for future operations, assumptions underlying such plans and objectives, and other forward-looking statements. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. We caution investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors. Factors which could cause such results to differ materially from those described in the forward-looking statements include those set forth in the risk factors below. As a result, our future success involves a high degree of risk. When considering forward-looking statements, you should keep in mind that the risk factors could cause our actual results to differ significantly from those contained in any forward-looking statement.

Significant direct and indirect shareholdings
The following table sets forth certain information as of December 31, 2019, concerning the ownership of Common Shares of each holder of greater than 5% ownership. None of these holders have any different voting rights than other holders of our Common Shares.

	Shares Beneficially Owned
Name and Country of Residence	Number		Percent Ownership (1)
BlackRock, Inc., United States	23,530,964	(2)	10.33%
PRIMECAP Management Company, United States	14,917,178	(3)	6.55%
Massachusetts Financial Services Company, United States	12,629,790	(4)	5.55%
Wellington Management Group LLP, United States and United Kingdom	11,644,677	(5)	5.11%
 ____________________
(1)The percentage ownership was calculated based on 227,752,280 Common Shares outstanding as of December 31, 2019.
(2)Of the 23,530,964 shares attributed to BlackRock, Inc., it has sole voting power over 21,724,692 and sole dispositive power over all 23,530,964 shares. This information is based solely on the Schedule 13G filed by BlackRock, Inc. with the Securities and Exchange Commission on February 4, 2020, which reported ownership as of December 31, 2019.
(3)Of the 14,917,178 shares attributed to PRIMECAP Management Company, it has sole voting power over 14,372,470 and sole dispositive power over all 14,917,178 shares. This information is based solely on the Schedule 13G filed by PRIMECAP Management Company with the Securities and Exchange Commission on February 12, 2020, which reported ownership as of December 31, 2019.
(4)Of the 12,629,790 shares attributed to Massachusetts Financial Services Company, it has sole voting power over 10,586,991 and sole dispositive power over all 12,629,790 shares. This information is based solely on the Schedule 13G filed by Massachusetts Financial Services Company with the Securities and Exchange Commission on February 14, 2020, which reported ownership as of December 31, 2019.
(5)Information is based on a report on Schedule 13G jointly filed with the Securities and Exchange Commission on January 28, 2020 by Wellington Management Group LLP, Wellington Group Holdings LLP and Wellington Investment Advisors Holdings LLP. These shares are owned of record by clients of certain investment advisers including Wellington Management Company LLP (together, the "Wellington Investment Advisers"), of which Wellington Management Group LLP is the parent holding company. Wellington Investment Advisors Holdings LLP controls directly, or indirectly through Wellington Management Global Holdings, Ltd, the Wellington Investment Advisers. Wellington Investment Advisors Holding LLP is owned by Wellington Group Holdings LLP. Wellington Group Holdings LLP is owned by Wellington Management Group LLP. According to this Schedule 13 G, of these 11,644,677 shares, each of Wellington Management Group LLP, Wellington Group Holdings LLP and Wellington Investment Advisors Holdings LLP have shared voting power over 10,520,448 and shared dispositive power over all 11,644,677 shares as of December 31, 2019.
Our common stock is traded on the New York Stock Exchange in the United States and on the Prime Standard Segment of the Frankfurt Stock Exchange in Germany. A significant portion of our shares are held electronically in the account of a stockbroker, therefore we generally have no way of determining who our shareholders are, their geographical location or how many shares a particular shareholder owns. As of January 31, 2020, there were 106 shareholders of record of our Common Shares.
Holders of any securities with special control rights
Not applicable.
System of control of any employee share scheme where the control rights are not exercised directly by the employees
Not applicable.
Restrictions on voting rights
At the General Meeting, each share shall confer the right to cast one vote, unless otherwise provided by law or our Articles. No votes may be cast in respect of shares that we or our subsidiaries hold, or by usufructuaries and pledgees. All shareholders and other persons entitled to vote at General Meetings are entitled to attend General Meetings, to address the meeting and to vote. They must notify the Managing Board in writing of their intention to be present or represented not later than on the third day prior to the day of the meeting, unless the Managing Board permits notification within a shorter period of time prior to any such meeting. Subject to certain exceptions, resolutions may be passed by a simple majority of the votes cast.
Agreements between shareholders which are known to the Company and may result in restrictions on the transfer of securities and/or voting rights
Not applicable.
Rules governing the appointment and replacement of board members and the amendment of the articles of association
Supervisory Directors and Managing Directors are appointed annually for the period beginning on the date following the Annual General Meeting up to and including the date of the Annual General Meeting held in the following fiscal year.
Managing Directors shall be appointed by the General Meeting upon the joint meeting of the Supervisory Board and the Managing Board (Joint Meeting), having made a binding nomination for each vacancy. However, the General Meeting may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half the issued share capital. This is different from the provisions of many American corporate statutes, including the Delaware General Corporation Law, which give the directors of a corporation greater authority in choosing the executive officers of a corporation. Under our Articles, the General Meeting may suspend or dismiss a managing director at any time. The Supervisory Board shall also at all times be entitled to suspend (but not to dismiss) a Managing Director. The Articles provide that the Supervisory Board may adopt management rules governing the internal organization of the Managing Board.
The Supervisory Directors shall be appointed by the General Meeting upon the Joint Meeting having made a binding nomination for each vacancy. If during a financial year a vacancy occurs in the Supervisory Board, the Supervisory Board may appoint a Supervisory Director who will cease to hold office at the next Annual General Meeting. Under Dutch law, in the event that there is a conflict of interest between a Supervisory Director and us and our business on a certain matter, that Supervisory Director shall not participate in the discussions and voting on that matter. Under the Dutch Code, a Supervisory Director should report any conflict of interest or potential conflict of interest in a transaction that is of material significance to the Company and/or to such Supervisory Director to the Chairman of the Supervisory Board without delay. The Supervisory Board should decide, outside the presence of the Supervisory Director concerned, whether there is a conflict of interest. If all Supervisory Directors have a conflict of interest, the relevant resolution shall be adopted by the General Meeting. Decisions to enter into transactions under which a Supervisory Director would have a conflict of interest that are of material significance to QIAGEN and/or to the Supervisory Director concerned, require the approval of the Supervisory Board.
The Selection and Appointment (Nomination) Committee is primarily responsible for the preparation of selection criteria and appointment procedures for members of the Supervisory Board and Managing Board as well as the periodic evaluation of the scope and composition of the Managing Board and the Supervisory Board, including the profile of the Supervisory Board. Additionally, the Selection and Appointment Committee periodically evaluates the functioning of individual members of the Managing Board and Supervisory Board, reporting these results to our Supervisory Board. It also proposes the (re-)appointments of members of our Managing Board and Supervisory Board and supervises the policy of our Managing Board in relation to selection and appointment criteria for senior management.
A resolution of the General Meeting to amend our Articles, dissolve QIAGEN, issue shares or grant rights to subscribe for shares or limit or exclude any pre-emptive rights to which shareholders shall be entitled is valid only if proposed to the General Meeting by the Supervisory Board.
A resolution of the General Meeting to amend our Articles is further only valid if the complete proposal has been made available for inspection by the shareholders and the other persons entitled to attend General Meetings at our offices as from the day of notice convening such meeting until the end of the meeting. A resolution to amend our Articles to change the rights attached to the shares of a specific class requires the approval of the relevant class meeting.
Powers of board members and in particular the power to issue or buy back shares
The Managing Board manages QIAGEN and is responsible for defining and achieving QIAGEN’s aims, strategy, policies and results. The Managing Board is also responsible for complying with all relevant legislation and regulations as well as for managing the risks associated with the business activities and the financing of QIAGEN. It reports related developments to and discusses the internal risk management and control systems with the Supervisory Board and the Audit Committee. The Managing Board is accountable for the performance of its duties to the Supervisory Board and the General Meeting of Shareholders (General Meeting). The Managing Board provides the Supervisory Board with timely information necessary for the exercise of the duties of the Supervisory Board. In discharging its duties, the Managing Board takes into account the interests of QIAGEN, its enterprises and all parties involved in QIAGEN, including shareholders and other stakeholders.

The members of our Supervisory Board have the powers assigned to them by Dutch law and the Articles. The Supervisory Board assists the Managing Board by providing advice relating to the business activities of QIAGEN. In discharging its duties, the Supervisory Board takes into account the interests of QIAGEN, its enterprise and all parties involved in QIAGEN, including shareholders and other stakeholders. In particular, the Supervisory Board has the authority to (i) issue common shares up to its presently authorized capital of 410 million, (ii) issue Financing Preference Shares up to its presently authorized capital of 40 million (iii) grant rights to subscribe for such common shares and Financing Preference Shares and (iv) exclude or limit the pre-emptive rights of existing shareholders relating to up to 50% of the number of common shares to be issued or rights to subscribe for common shares.
We may acquire our own shares, subject to certain provisions of Dutch law and our Articles, if (i) shareholders’ equity less the payment required to make the acquisition does not fall below the sum of paid-up and called-up capital and any reserves required by Dutch law or the Articles and (ii) we and our subsidiaries would not thereafter hold shares with an aggregate nominal value exceeding half of our issued share capital. Shares that we hold in our own capital or shares held by one of our subsidiaries may not be voted. The Managing Board, subject to the approval of the Supervisory Board, may affect our acquisition of shares in our own capital. Our acquisitions of shares in our own capital may only take place if the General Meeting has granted to the Managing Board the authority to effect such acquisitions. Such authority may apply for a maximum period of 5 years and must specify the number of shares that may be acquired, the manner in which shares may be acquired and the price limits within which shares may be acquired. Dutch corporate law allows for the authorization of the Managing Board to purchase a number of shares equal to up to 50% of the Company’s issued share capital on the date of the acquisition. On June 19, 2018, the General Meeting resolved to extend the authorization of the Managing Board in such manner that the Managing Board may cause us to acquire shares in our own share capital, for an 18-month period beginning June 19, 2018 until December 21, 2019, without limitation at a price between one Euro cent (Euro 0.01) and one hundred ten percent (110%) of the price for such shares on the New York Stock Exchange or, as applicable, the Frankfurt Stock Exchange, for the five trading days prior to the day of purchase, or, with respect to Preference and Finance Preference shares, against a price between one Euro cent (Euro 0.01) and three times the issuance price and in accordance with applicable provisions of Dutch law and our Articles.
Significant agreements to which the Company is a party and which take effect after or terminate upon a change of control of the Company following a takeover bid
Certain other provisions of our Articles allow us, under certain circumstances, to prevent a third party from obtaining a majority of the voting control of our Common Shares through the issuance of Preference Shares. Pursuant to our Articles and the resolution adopted by our General Meeting of Shareholders, our Supervisory Board is entitled to issue Preference Shares in case of an intended takeover of our company by (i) any person who alone or with one or more other persons, directly or indirectly, have acquired or given notice of an intent to acquire (beneficial) ownership of an equity stake which in aggregate equals 20% or more of our share capital then outstanding or (ii) an “adverse person” as determined by the Supervisory Board. If the Supervisory Board opposes an intended takeover and authorizes the issuance of Preference Shares, the bidder may withdraw its bid or enter into negotiations with the Managing Board and/or Supervisory Board and agree on a higher bid price for our Shares.
In 2004 (as amended in 2008), we granted an option to the Stichting Preferente Aandelen QIAGEN (the “Foundation” (Stichting)), whereby the exercise of the option by the Foundation is subject to the conditions described in the paragraph above and which option allows the Foundation to acquire preference shares from us. The option enables the Foundation to acquire such number of preference shares as equals the number of our outstanding common shares at the time of the relevant exercise of the right less one share. When exercising the option and exercising its voting rights on such shares, the Foundation must act in our interest and the interests of our stakeholders. The purpose of the Foundation option is to prevent or delay a change of control that would not be in the best interests of us and our stakeholders. An important restriction on the Foundation’s ability to prevent or delay a change of control is that issuing (preference or other) protective shares enabling the Foundation to exercise 30% or more of the voting rights without the obligation to make a mandatory offer for all shares held by the remaining shareholders, is only allowed after a public offer has been announced by a third party. In addition, the holding of such a block of shares by the Foundation is restricted to two years and as a consequence, the size of the protective stake will need to be decreased below the 30% voting rights threshold before the two year period lapses. Notwithstanding the foregoing, in connection with the Business Combination Agreement that we entered into with Thermo Fisher Scientific Inc. (Thermo) on March 3, 2020 (BCA), we and the Foundation have agreed that (i) the Foundation shall not exercise the option in a way that would reasonably be expected to adversely affect the timely consummation of the acquisition contemplated by the BCA, unless and until the BCA has been terminated, (ii) if the Foundation exercises the option during the term of the BCA, the Foundation shall not exercise its voting rights as a shareholder in a manner that would reasonably be expected to adversely affect the timely consummation of the acquisition, unless and until the BCA has been terminated, (iii) the option shall be terminated subject only to the closing of the public tender offer (the “Closing”) and (iv) to the extent any Preference Shares would be held by the Foundation as of the Closing, the Foundation shall transfer such shares to the wholly owned acquisition subsidiary of Thermo

(Offeror) under the obligation for the Offeror to pay a cash consideration equal to the aggregate capital paid up on such Preference Shares plus any accrued dividends and to indemnify the Foundation for any claim by us.
We adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the 2005 Plan) which was approved by our shareholders on June 14, 2005. It expired by its terms in April 2015, at which time no further awards will be able to be granted under the 2005 Plan. On June 25, 2014, our shareholders approved the QIAGEN N.V. 2014 Stock Plan (the 2014 Plan), which replaced the 2005 Plan in April 2015. An aggregate of 16.7 million Common Shares were reserved for issuance pursuant to the 2014 Stock Plan, subject to certain antidilution adjustments.
Pursuant to the 2014 Plan, stock rights, which include options to purchase our Common Shares, stock grants and stock-based awards, may be granted to employees and consultants of QIAGEN and its subsidiaries and to Supervisory Directors. The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control, as defined in the agreements under the 2014 Plan. A “Change of Control” means the occurrence of a merger or consolidation of QIAGEN, whether or not approved by the Board of Directors, other than a merger or consolidation which would result in the voting securities of QIAGEN outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or the parent of such corporation) at least 50% of the total voting power represented by the voting securities of QIAGEN or such surviving entity or parent of such corporation, as the case may be, outstanding immediately after such merger or consolidation, or the stockholders of QIAGEN approve an agreement for the sale or disposition by QIAGEN of all or substantially all of QIAGEN’s assets.
Certain of our employment contracts contain provisions which guarantee the payments of certain amounts in the event of a change in control, as defined in the agreements, or if the executive is terminated for reasons other than cause, as defined in the agreements. At December 31, 2019, the commitment under these agreements totaled $16.5 million (2018: $16.9 million).
Agreements between the Company and its board members or employees providing for compensation if they resign or are made redundant without valid reason or if their employment ceases because of a takeover bid
The members of the Managing Board are appointed annually by the General Meeting of Shareholders based on the nomination of the Joint Meeting. Further, the members of the Managing Board have entered into employment agreements with QIAGEN N.V. and other QIAGEN affiliates. The term of these agreements varies for each Managing Board member due to individual arrangements and goes beyond the one year term of appointment by the General Meeting of Shareholders. These agreements cannot be terminated without cause and, absent such cause, have to be fulfilled during their stated term. These agreements contain provisions which guarantee the payments of certain amounts in the event of a change in control, as defined in the agreements. There are no arrangements for any extra compensation in case of resignation or redundancy.
The members of the Supervisory Board are also appointed annually by the General Meeting of Shareholders based on the nomination of the Joint Meeting. There are no additional employments in place and there are no arrangements for any extra compensation in case of resignation or redundancy. The General Meeting determines the remuneration of the members of the Supervisory Board.
Reporting in accordance with Directive 2004/25/EC of the European Parliament and of the Council of April 21. 2004, on takeover bids
Not applicable
Structure of our capital, including securities which are not admitted to trading on a regulated market in a Member State of the European Union
The authorized classes of our shares consist of common shares, Financing Preference Shares and Preference Shares. No Financing Preference Shares or Preference Shares have been issued.
As of December 31, 2019, a total of approximately 227.8 Common Shares were outstanding along with approximately 6.0 million additional shares reserved for issuance upon exercise or release of outstanding stock options and awards, of which 0.8 million were vested. A total of approximately 15.7 million Common Shares are reserved and available for issuances under our stock plans as of December 31, 2019, including the shares subject to outstanding stock options and awards. Additionally, holders of the Warrants issued as part of the Call Spread Overlays discussed further in Note 16 "Financial Debts", cover an aggregate of 31.1 million shares of our Common Stock (subject to adjustments under certain circumstances).
Common Shares - Restrictions on the transfer of securities
Common Shares are issued in registered form only. Until January 24, 2017, Common Shares were available either without issue of a share certificate, or Type I shares, or with issue of a share certificate, or Type II shares, in either case in the form of an entry in the share register. At the discretion of the Supervisory Board, Type I shares may be issued and the holders of such Type I shares will be registered in either our shareholders register with American Stock Transfer & Trust Company, or New York Transfer Agent, our transfer agent and registrar in New York, or our shareholder register with TMF FundServices B.V.,

Westblaak 89, NL-3012 KG Rotterdam, The Netherlands. The Type II shares were registered with our New York Transfer Agent.
The transfer of registered shares requires that we issue a written instrument of transfer and the written acknowledgment of such transfer by us or the New York Transfer Agent (in our name). Until January 24, 2017 the corresponding share certificates of Type II Shares had to be delivered to us or to the New York Transfer Agent (in our name). Acknowledgement of the transfer of Type II shares took place by us or the New York Transfer Agent (in our name) by endorsement on the share certificate or by issuance of a new share certificate to the transferee, at the discretion of the Managing Board.

Non-Financial Statement
Our approach to sustainability
For QIAGEN, sustainability means long-term economic success combined with respect for the natural environment and healthy, high-performance workplaces, with the aim to make improvements in life possible as a good corporate citizen.
Our commitment to sustainability goes beyond formal regulations. As a market and innovation leader in life sciences and molecular diagnostics, we believe there is room for innovation in driving sustainable development in our industry, and we are resolved to continue moving forward.
In order to continuously address, monitor, and manage sustainability topics, QIAGEN has implemented a global function within our operations structure in 2019. This function will head QIAGEN’s global environmental, health and security topics. This position has responsibility and oversight for sustainability at QIAGEN and reports to the Head of Global Operations, which is part of QIAGEN’s Executive Board.
We pledge to continually evaluate the potential environmental impact of our business, saving energy and reducing negative environmental impacts of our operations. We look after the welfare of our employees, taking care of their developmental needs and supporting them in every way to become and remain committed and responsible. We extend our commitment to sustainability into the supply chain, committing our business partners to sign up to our environmental, social and human-rights related standards.
We recognize that ongoing success for QIAGEN also depends on the sustainability of society’s resources. This is why we engage in dialogue with our various stakeholders – employees, customers, patients, suppliers, shareholders, non-governmental organizations (NGOs) and communities – to gain a better understanding of our operating environment, including market developments and cultural dynamics through approaches ranging from standard questionnaires to one-on-one conversations. Our employee-led volunteer sustainability committees drive progress by identifying areas for environmental improvement at all levels of the company, initiating projects, and providing input on environmental topics.
Please find information about our business model, organizational structure, products, customers, business strategy, as well as main trends and issues pertaining to the reporting year, in our Management Report.
Material non-financial information
For guidance on materiality and non-financial disclosure, we base our non-financial reporting on the Sustainability Reporting Standards (SRS) of the Global Reporting Initiative (GRI) Standards 2016 as well as on relevant sustainability accounting standards as issued by the Sustainability Accounting Standards Board (SASB).
In the reporting period, we reviewed the materiality analysis first conducted in 2017. As a first step, a long list of potentially relevant topics was drawn up, based on relevant sustainability frameworks, rating requirements and a competitive analysis. The five non-financial aspects prescribed in the European Commission’s CSR Directive 2014/95/EU (environmental, social and employee matters, respect for human rights, anti-corruption and bribery) were also taken into account. In a second step, the topics were consolidated into a list of 17 topics and evaluated in an online survey of QIAGEN representatives with regard to their business relevance and their impact on the non-financial aspects. In a joint workshop with representatives from our different departments, the results of the survey were discussed and the various perspectives assessed. The final materiality matrix was validated by our senior management and resulted in the following material topics:
•Environmental matters: energy and emissions, water consumption, resource efficiency, sustainable procurement
•Employee matters: employee satisfaction, occupational safety and health protection, employee development, responsible employer, equal opportunities
•Social matters: access to healthcare, quality and product safety, customer satisfaction, data and cyber security
•Respect for human rights: conflict minerals

•Anti-corruption and bribery matters: antitrust, anti-corruption
Environment
At QIAGEN, we aim to save energy and reduce the environmental impact of our operations by driving long-term economic success with healthy, high performance workplaces and make improvements in life possible as a good corporate citizen. Reducing our environmental impact is a key corporate goal for 2020 and beyond that all employees are actively engaged in working towards.
As an international pioneer in our industry when it comes to eliminating harmful substances and waste products in laboratories, we have seen the value of environmentally responsible solutions as a source of competitive advantage, as well as an act of corporate citizenship.
To support this commitment a new Global Environment, Health and Safety (EHS) function was initiated in 2019 to drive the implementation of international environmental management systems in our production and research and development facilitates, to set goals and objectives to set limits to reduce the consumption of energy and water and to reduce the amount of plastic used in our packaging, during transportation. With these efforts, we aim to operate in the most cost-efficient and environmentally friendly way possible.
QIAGEN recognizes risks resulting from climate change such as extreme weather events, changes in regulation or customer behavior. Operations could for example be negatively impacted by volatility in the cost of raw materials, components, freight and energy. New laws or regulations adopted in response to climate change could increase energy costs, the costs of certain raw materials, components, packaging and transportation.
To proactively minimize our contribution to climate change, QIAGEN has committed to reducing emissions in line with a 1.5 degree Celsius climate target. Our 2019 carbon footprint, which was calculated with market-based emissions factors, will serve as the base year. By the year 2022, QIAGEN will reduce scope 1 and 2 emissions by 12.6% and business travel emissions by 3.7% below the base year. QIAGEN will achieve these reductions by establishing an energy efficiency task force that will identify areas for energy efficiency across the company and through purchasing green energy attributed certificates and high-quality carbon credits.
Environmental Performance
To increase transparency regarding our own global energy consumption and greenhouse gas emissions, QIAGEN has extended the coverage of the energy consumption data by the integration of a centralized data collection process management for all production sites, research centers and major offices.
The expansion in the collection of our energy data enabled us to calculate our corporate carbon footprint (CCF) for scope 1, 2 and 3 emissions more accurately in the reporting year and report it following a location-based and market-based approach for our scope 2 emissions. Scope 1 covers direct greenhouse gas emissions (GHG emissions) from combustion of fossil fuels on our own premises; scope 2 are indirect emissions originating from external generation of electricity for our operations. A location-based calculation method for scope 2 emissions reflects the average emissions intensity of grids on which energy consumption occurs; a market-based method reflects emissions calculated with the particular energy source mix used by each QIAGEN site.
As of 2018, all relevant scope 1 and 2 emissions are included following a location-based approach. The additional calculation using a market-based approach for scope 2 emissions was introduced for 2019 as part of our climate strategy. Accordingly, we will report our KPIs for GHG emissions using the market-based approach from next reporting year on. In addition, we have started to collect data for calculating GHG emissions in scope 3. These emissions occur along our value chain, for example through transport services, suppliers or the use of our products. As a first Scope 3 category, we have integrated emissions resulting from business travel into our CCF for 2019.
In addition to our energy and climate management activities, we collect data regarding fresh water consumption and waste for all our production sites. The table below lists figures from 2019 and 2018, and expresses our consolidated environmental data in relation to our production volume sold to establish a basis for a long-term monitoring system.

Environmental Performance Indicators	2019 (1)	KPI 2019		2018	KPI 2018
Energy (in MWh)	86,158	0.0188	MWh/unit	86,549 (2)	0.0248	MWh/unit
GHG emissions Scope 1 + 2 (in tCO2; location-based)	29,347	6,429	g/unit	28,898 (2)	8,294	g/unit
Freshwater use (in m3)	474,335	104	l/unit	119,621	34	l/unit
Total waste (in t)	1,155	253	g/unit	633	182	g/unit
Hazardous waste (in t)	330	72.3	g/unit	250	71.7	g/unit

 ____________________
(1) Extension of the scope in 2019: All sites reported energy and emissions data. 25 sites reported water consumption data.
(2) Figures for 2018 were adjusted due to improved data availability.

Our global data collection coverage of energy and emissions was increased from 30% in 2017 to 100 % in 2019. In 2019, we achieved a decrease of 0.3 GWh in our total energy consumption to 86.2 GWh compared to 86.5 GWh in 2018 as detailed in the table below.

Energy consumption by source (in kWh)	2019	2018
Natural gas	34,679,620	38,627,496
Petrol	8,677,185	7,910,565
Diesel	5,255,293	8,160,611
Liquefied Petroleum Gas (LPG)	50,179	72,702
Electricity procurement from conventional tariffs	36,130,248	30,346,347
Electricity procurement from green tariffs	1,142,240	1,238,345
Consumption from district heating, district cooling and steam	223,000	193,000
Total energy consumption	86,157,765	86,549,066

	Footprint 2019
Emission category (in tCO2)	Location-based	Market-based
Scope 1: Direct emissions	10,808	10,808
Scope 2: Indirect emissions	18,540	10,870
Scope 3: Business travel	19,431	19,431
With the help of these key performance indicators (KPIs), we are able to create reduction targets for energy and CO2-emissions. We are furthermore working towards creating targets for fresh water and waste.
Product life cycle assessment
QIAGEN conducted a life cycle assessment (LCA) for one of its best-selling – and therefore representative – products, the QIAamp DNA Mini Kit. The studied product is part of the portfolio category “consumables & bioinformatics”, which about 90% of QIAGEN’s sales (by turnover) are filed under. At about 2.5 kg, the kit is marginally heavier than an “average” QIAGEN kit.
The scope of the study has been the full life cycle of the product, including extraction and processing of raw materials, transport to the customer, energy and material input required when using the product, as well as transport to the disposal facility and incineration of remaining materials. These system boundary settings are called “cradle to grave”. The assessment was carried out in accordance to ISO 14040/14044 but has not been certified by an independent third party.
The results of the LCA show that the largest relative impacts result from the production of plastic, transport and electricity during production and use. Furthermore, cardboard and paper production play a role, as well as the incineration of plastics and the evaporation of alcohol during use.
A very relevant issue is ecotoxicity impacts to marine aquatic systems due to the production of polypropylene as well as electricity generation. The depletion of fossil resources is rated second in relevance since plastics have multifold impacts being made from fossil resources and depleting a large amount of fossil resources for meeting the energy demand during their production. Transport and electricity generation both use large amounts of fossil resources for fuel as well. Global Warming Potential is rated third in relevance and similarly is closely linked to energy demand due to transport, plastics and electricity production. Plastics also have multi-fold impacts here, since their embodied carbon is released to the atmosphere during incineration. Different assumptions regarding disposal could significantly change the overall impacts of the product system, ranging from recycling (likely to have beneficial impact) to landfilling (likely to have adverse impact). Although open dumps and landfills are the most prevalent form of solid waste disposal globally, incineration at the end of life is deemed an accepted and reasonably conservative approach for this product.
Overview of impact results

* Relevance is calculated as the share of weights and normalized impact of the respective category.
The detailed report on the LCA results can be found on QIAGEN's website in the Sustainability section.

Plastic Footprint Reduction
The environmental impact of plastic materials is increasingly becoming a major concern for customers. QIAGEN currently uses plastics in many of its products and production support materials, as well as for transport and packaging purposes. This year, QIAGEN has set the goal of reducing Plastic Transportation Packaging Material by 3% vs 2019 for 2020. The reduction of plastic materials presents us and our industry with a number of challenges: Due to the use of our products in laboratory or medical applications, these products are subject to strict functional and legal requirements so in many cases other materials cannot simply be substituted for plastics. In the case of packaging materials, we must ensure that appropriate safety and hygiene standards are met.
In 2018, we set up a global cross-departmental Plastic Footprint Reduction focus team for “Plastic Footprint Reduction” to analyze the use of plastics and specifically identify reduction potential for QIAGEN. Our approach is to completely avoid unnecessary materials, develop more environmentally-friendly alternative materials, and where possible, optimize recyclability. Completed initiatives include reducing the thickness of blister film in packaging from 10 ml to 8 ml (reduction of 2.8 tonnes/year), reducing the number of gel packs used in cold shipment of our products (reduction of 33.4 tonnes/year), reducing the size of polystyrene foam boxes by optimizing how the contents are structured, and developing a digital recycling card that explains to customers how to properly dispose of packaging components.
To identify starting points within our supply chain, we have initiated a query with suppliers about their use of plastic materials. We are still in the process of exploring a “box cycle” where supplies are packaged directly by our suppliers and the packaging material is returned to them, with results expected in 2020. In addition, we are in discussions with suppliers in order to achieve a better recyclability of their products. Scrap plastics produced as part of the component production process are already recycled at major supplier sites.
Employees
QIAGEN’s long-term success and growth are shaped decisively by the knowledge, skill and passion of our employees. Focusing on human capital therefore drives our economic performance and considerably influences the sustainability of our operations. We are convinced that the professional and personal development of our employees is an integral factor in creating value for our customers, patients, colleagues, partners and shareholders. Being the industry’s employer of choice by attracting and developing top talent is one of our global goals. To achieve that, QIAGEN creates a work environment that empowers and involves employees at all levels.
As a company headquartered in the European Union, freedom of association and collective bargaining are cornerstones of the good relationship between management and representatives of employees. We don’t have significant operations (more than 100 employees) in countries with severe legal limitations to freedom of association and collective bargaining. In all regions where we operate, we respect local laws and regulations concerning labor relations.
Among all QIAGEN guidelines, the following policies aim to incorporate QIAGEN’s culture and values into all of our internal and external relationships. These are available internally for all employees.
Our Ethical Standards Policy: QIAGEN’s cultural norms and values are defined in the “3I’s: Identity, Inspire, Impact.” Our values form the basis of our business success and every employee is expected to treat everyone in an open, honest, and respectful manner.
All our employees in the various regions of the world are covered by the relevant local laws or by our voluntary corporate guidelines to the greatest possible extent, which guarantee freedom of association and/or collective bargaining mechanisms.
Depending on local law and custom, there are different types of employment ranging from long-term fixed contracts to temporary positions, also including flexible time and programs for parents returning from childcare. In 2019, we employed 3.03% part-time employees (2018: 5.57%) and 1.24 % temporary employees with QIAGEN contract / fixed-term work contract (2018: 1.26%).
Employee training
As a fast-growing technology and knowledge-based company, we consider high-quality training and career development to be an integral part of our success. The QIAGEN Academy provides the possibility to either use our global e-learning portfolio or to participate in personal trainings usually offered in a blended format. The focus is on job-specific skills, competencies and leadership development.
In 2019, we ran a mix of internal instructor-led, virtual instructor-led and e-learning courses attended by 3,951 of 4,193 employees. 12% of these courses were attended by management level employees. In addition, 46 employees participated in our advanced leadership development programs.
As part of our talent and succession management, we have established transparent career paths with the QIAGEN Profile Navigator (QPN). It defines jobs, core competencies and approaches to advancement across the global organization.
In addition, QIAGEN’s global Performance Enhancement System (PES) creates a clear framework of regular, one-on-one review sessions for each employee and their manager to discuss career development. These include discussions of goals and achievement levels, assessment of relevant competencies, as well as training needs and career planning steps.
The supervisor feedback process provides the opportunity for employees to provide anonymized feedback to their supervisors. For 2019, as in previous years, employees provided overall very positive feedback.
Diversity
Our Diversity & Inclusion Philosophy: At QIAGEN, we are committed to creating an environment rich in diversity. Diverse teams strengthen our organization through the variety of ideas of opinions. In addition, teams outperform and succeed when they are composed of individuals with the widest possible range of personalities, backgrounds and traits. Therefore, one of our goals is to maintain an environment where all individuals have the opportunity to grow and contribute to our progress.
We are committed to providing an environment where all individuals have the equal opportunity to grow and contribute to our progress; regardless of their age, educational background, sex (including gender identity and sexual orientation), nationality, veteran status, physical abilities, neurotype, race, ethnic background, or religion. Strategic consideration of diversity not only makes QIAGEN a better place to work. We also consider it to be a key success factor on the path to achieving our mission and goals.
As in 2018, the gender split across the whole company remained at 51% men and 49% women. The participation of women in leadership roles was at 29% (2018: 28%). We aim to achieve 30% women in leadership roles in 2020. Specific information about the diversity policy for the composition of the Managing Board and the Supervisory Board can be found in the Corporate Governance Report.
In 2019, we launched the QIAGEN Executive Council of Equal Opportunity, made up of senior representatives from different sectors across the company. The committee works closely with the Diversity Ambassador program, that was set up in 2018 and includes more than 20 employees from across the world to champion diversity in the sites and countries they are based in. Training has been developed to help address unconscious bias, including an online assessment, and is aimed at all managers of people. QIAGEN remains committed to diversity, and we continue to develop and implement additional programs to promote awareness and are working to implement additional procedures to enable improvements in measurement and monitoring of diversity in future periods. In 2019, this included an update to our parental leave in the United States, which was a direct result of the diversity forums led by our ambassadors in conjunction with the executive committee members.
Employee satisfaction and retention
Recognizing that QIAGEN’s employees are the key to our success, we seek to be a great place to work. QIAGEN offers opportunities to work on exciting tasks and projects in an engaging work environment. Employees join QIAGEN and stay with QIAGEN because they can see how their work makes a difference to people`s life everywhere in the world. Internal and external ratings have improved significantly and show QIAGEN’s reputation and preferred position in the global working environment.
A prudent work-life balance is an important measure to create and maintain employee satisfaction. We provide services to help employees balance their personal lives with the company’s dynamic work environment, including in-house childcare, sabbatical programs, and flexible working hours.
QIAGEN has implemented frameworks for performance-based compensation, equity-based compensation, and incentive programs for new ideas and innovation. These programs aim to ensure fair and attractive compensation and to encourage each employee to work for the company’s long-term benefit.
An essential component of QIAGEN’s efforts to maintain a high level of satisfaction at work is our corporate health and safety management. We offer a wide range of measures and tools, from annual “health days” with free counseling, screening and medical check-ups to sports opportunities in the form of in-house gyms, on-site soccer fields and beach volleyball courts.
QIAGEN’s commitment to being an employer of choice is also reflected in the high number of applications for open positions, which exceeded 27,000 applications in 2019 (2018: > 40,000). At the same time, the average voluntary annual turnover rate has decreased year over year.
Occupational safety and health protection
QIAGEN recognizes its responsibilities with respect to health and occupational safety in all our operations and meets all applicable regulatory requirements. In the third quarter of 2019, a leading position for EHS (environment, health, safety) was appointed to provide direction and implementation of a global health and safety management system compliant with ISO45001, which will be implemented within the manufacturing facilities, research and development as well as business service centers over the next three years. All QIAGEN facilities operate health and safety procedures at local level, which include accident reporting, risk assessments and hazard analyses, and occupational safety and health audits, which lead to the implementation of improvement measures. All employees of the company are required to adhere to local health and safety procedures and practices. Safety, orderliness and cleanliness are demanded by management as a key success factor.
QIAGEN committed to an all company goal to reduce the number of lost days due to injuries by 10% vs 2019 over 2020, to drive and encourage initiatives to improve the safety culture in QIAGEN.
The table below table shows the total number of recordable incidents, (recordable accidents include lost workdays, restricted work, and medical treatment beyond first aid) and lost workdays for 2019, 2018 and 2017. The data is obtained from key QIAGEN manufacturing sites in Germany, US, China, Sweden and Tokyo. It also includes the research and development site in

Manchester UK and the large business service center located in Poland. Thus data is equates to 60% of the total average number of employees. There were no reported fatalities for 2019 at any of the QIAGEN sites.

	Total Recordable Incidents			Days Lost due to Injuries
	2019	2018	2017	2019	2018	2017
Europe / Middle East / Africa	17	28	21	121	261	52
Americas	3	26	23	5	16	18
Asia-Pacific / Japan	0	0	0	0	0	0
Human rights
QIAGEN believes that the respect for human rights is an essential component of promoting sustainability in our global business. As a publicly listed company with international operations, we regard ourselves as a responsible corporate citizen in all the countries and regions where we do business. This role includes rights and obligations governed by international and national law, with human rights as one of the foundations of international law.
In this sense, we acknowledge and endorse the UN Universal Declaration of Human Rights, the European Convention on Human Rights, and the business-related Organisation for Economic Cooperation and Development (OECD) Guidelines for Multinational Enterprises, the ILO Declaration on Fundamental Principles and Rights at Work, and the UN Guiding Principles on Business and Human Rights and its application in National Actions Plans of our relevant jurisdictions.
In 2019, QIAGEN adopted a new Human Rights Policy, which is designed to provide guidance on all human rights issues in our sphere of influence such as in our relationship with customers, on the employee level, and in our supply chain. For more information on our due diligence processes with regard to human rights in our supply chain, please refer to the "Sustainable supply chain management" section.
Sustainable supply chain management
QIAGEN strives to ensure that its quality standards, compliance with laws and regulations as well as environmental and social standards are maintained along the entire value chain of suppliers and partners. We demand the same from our business partners. Our procurement policy includes specific requirements for corporate governance, environmental and social standards, which we expect from our suppliers as minimum standards. Among other issues, it includes the obligations to reduce the use of substances of concern, to ensure collective bargaining and freedom of association among employees, fair wages, and regulations concerning maximum working time. The policy is publicly available on the QIAGEN Website.
In alignment with QIAGEN’s Compliance Program (especially QIAGEN’s Corporate Code of Conduct and Ethics), every QIAGEN employee must conduct themselves honestly, fairly, and objectively in all business relationships with suppliers and all others with whom QIAGEN maintains business relationships. Regular online training in the QIA-Academy ensures that employees in the procurement organization understand our guidelines and comply with them.
Structure of our supply chain
QIAGEN operates in over 35 locations worldwide. Our sites are supported by a global supplier network that includes approximately 9,000 suppliers in over 60 countries, supplying resources such as chemicals and bioreagents, plastics, packaging materials, as well as other materials and services essential to our business. In 2019, 83% of our overall purchasing volume came from OECD countries.
Region of origin of suppliers

Region of origin	%
Europe	53%
North America	24%
Asia	19%
Australia	3%
South America	1%
Africa	0%
Total	100%
Due diligence process

In order to minimize compliance, environmental and social risks in our supply chain, we apply a multi-stage vendor selection process. Suppliers are subjected to a risk analysis with regard to environmental and social criteria based on their geographic location. These criteria were supported by information from the MVO Nederlands platform financed by the Dutch Foreign Ministry as well as the Bertelsmann Stiftung’s Sustainable Development Goals Index. As a result, 70 suppliers were identified for whom potential risks exist due to geographic location and sales to QIAGEN.
In 2019 all identified suppliers have signed QIAGEN’s procurement policy. All new suppliers will need to sign the policy as part of the contracting process. The policy contains requirements with regard to legal compliance, bribery and corruption, labor rights, non-discrimination and fair treatment, health and safety as well as environmental protection and conservation. QIAGEN provides a whistleblower hotline which can be used by all employees. The contact details can be found on QIAGEN’s website within the section Corporate Code of Conduct and Ethics.In addition, first-tier suppliers must confirm REACH, RoHS and SEC compliance as appropriate.
As part of our supplier selection process, we additionally assess the suppliers’ policy with a perspective on QIAGEN's requirements. Supplier audits are conducted if non-compliance is suspected. Audits are conducted on-site, at least every three years for all “A”-categorized direct suppliers. Audits are documented and results are being shared with audited suppliers. To our knowledge, there were no violations regarding corporate governance, environmental and social standards in the reporting period.
Conflict minerals
The sourcing of certain minerals (known as “conflict minerals”) has been linked with human rights abuses in the Democratic Republic of Congo ("DRC") and other conflict zones. QIAGEN has performed an extensive inquiry into the company’s supply chain to confirm that the products supplied to us are either DRC conflict-free or that the suppliers are not aware of any non-compliance in their supply base. QIAGEN has no indication that any conflict minerals from the Democratic Republic of Congo or adjoining countries are used in the company’s laboratory instruments.
Our products consist of sample and assay kits, known as consumables, and automated instrumentation systems. We do not believe that any conflict minerals are necessary to the production or functionality of any of our consumable products. We conduct due diligence measures annually to determine the presence of conflict minerals in our instrumentation products and the source of any such conflict Minerals. Because we do not purchase conflict minerals directly from smelters or refineries, we rely on our suppliers to specify to us their Conflict Minerals sources and declare their conflict minerals status. We disclosed our conflict minerals findings to the U.S. Securities and Exchange Commission ("SEC") for the calendar year ending December 31, 2019, on Form SD on March 27, 2020, and will provide updated disclosure to the SEC annually.
Data and cyber security
As the external threat landscape continues to evolve, managing cyber security risk is a priority for QIAGEN. The company continues to make investments in its capabilities to enhance cyber resilience of our organization, products, services and preserve the trust of our customers, partners and employees.
In 2019, QIAGEN further improved cyber security governance by establishing a dedicated cyber security function with global responsibilities and leadership. Building on our Information Security Framework, QIAGEN's cyber security program continues to ensure that security governance efforts and initiatives reflect evolving business requirements, regulatory guidance, and emerging threats. Our membership in private and public cyber security organizations (such as Health Information Sharing and Analysis Center, BSI Alliance for Cyber Security) facilitates close collaboration with peer organizations and government authorities to share industry-relevant best practices and threat information.
Business ethics
For QIAGEN, conducting business in a responsible way includes looking beyond our day-to-day business operations into the ethical foundations of our company. This means, in particular, the respect for human rights and legally compliant business behavior.
Payments received from government
QIAGEN occasionally received grants for specified development activities from governments to support research and development activities. These grants are further discussed in section 3.7 Government Grants of Note 3 "Summary of Significant Accounting Policies, Estimates and Judgments."
Payments to governments
We pay income tax related to the value added by QIAGEN's operational activities to the governments in the global regions of operations as follows:

	Year ended December 31,
($ in thousands)	2019	2018	2017
Europe / Middle East / Africa	$18,186	$14,120	$19,595
Americas	10,346	4,025	11,767
Asia-Pacific / Japan	12,942	11,172	9,137
Total income taxes paid, net	$41,474	$29,317	$40,499
Income taxes paid exclude government incentives due to favorable tax regulations in the U.S., Spain and the U.K. relating to research and development expense.
Financial assistance from governments
We conduct business globally and, as a result, file numerous consolidated and separate income tax returns in the Netherlands, Germany, and the U.S. federal jurisdiction, as well as in various other states and foreign jurisdictions.
Governments and public institutions do not hold any major shares in QIAGEN.
For additional information on the Group’s income taxes please refer to Note 17 Income Tax.
Compliance
As a publicly listed company with international operations, QIAGEN is subject to regulation in various jurisdictions. Unethical behavior and non-compliance with laws and regulations have the potential to seriously harm our business, our reputation and our shareholders and to expose our employees to personal liability. QIAGEN has established a comprehensive Compliance Program, which translates legal and regulatory requirements as well as our fundamental values into clear, precise and understandable guidelines in our Corporate Code of Conduct and Ethics and supplementing specific policies for our employees. The policies include, but are not limited to, aspects as conflicts of interest, insider trading, revenue recognition, interactions with healthcare professionals, confidentiality and social media. QIAGEN does not make any payments to political parties or political action committees.
Special attention is paid to antitrust and anti-corruption laws (see http://financialreport.qiagen.com/management-report/opportunities-and-risks). Our specific antitrust and anti-corruption policies set forth our commitment to ensure that QIAGEN and its subsidiaries abide by the antitrust and anti-corruption laws of the countries in which we operate.
We extend our Compliance Program not only to our management and employees, but also to third-party intermediaries as distributors or agents. Third-party due diligence lies in the remit of the Sales Compliance Manager. This contains the following five elements:
1.Anti-corruption questionnaire and certification for new distributors, resellers and agents;
2.Annual risk assessment based on a calculated risk score, which factors location of business (Transparency International Index Score, TIIS) and annual sales revenue for distributing QIAGEN products by multiplying total revenues of the prior calendar year with the inverse of the TIIS;
3.Training;
4.Contractual obligations;
5.Due diligence (including selected background checks); also including payment monitoring.
All our policies are available to employees through the company’s Compliance@QIAGEN intranet pages. Compliance awareness of our employees in all areas of the world is increased by regular trainings, which are held by external as well as inhouse legal and regulatory experts. In addition, QIAGEN has entered into a long-term online training program focusing on topics such as antitrust and competition, bribery and corruption, conflicts of interest, data protection, gifts and entertainment, harassment, insider trading, reporting as well as respectful communication. Online training reaches all employees in local language, supported by multiple communication resources. New employees are required to take online training on our Corporate Code of Conduct and Ethics at a minimum. Additional trainings which are customized to the specific area of responsibility are mandatory. Employees in Sales and Marketing as well as Upper Management are required to take training on anti-corruption and antitrust laws. These basic trainings are followed by refresher courses on a regular basis. In 2019, our employees completed more than 10,000 online training modules. In addition, employees are informed through the company’s Compliance@QIAGEN intranet page and regular updates on compliance topics via the company’s internal communication platform Yammer.

We have established a hotline for reporting accounting-related concerns on an anonymous basis in good faith. In accordance with the U.S. Sarbanes-Oxley Act of 2002 and the listing standards of NYSE, QIAGEN follows as strict non-retaliation policy. QIAGEN will diligently investigate all such complaints and will protect the anonymity of the complainant. We also offer a direct e-mail and telephone hotline for employees to address questions or make suggestions for our Compliance Program.
Our Compliance Program is overseen by the Compliance Committee under the leadership of the Head of Global Legal Affairs and Compliance, who reports in this function directly to the Audit Committee of the Supervisory Board. The Compliance Committee consists of managers from Legal, Internal Audit, Human Resources, Commercial Operations, Trade Compliance and Regulatory functions.
In the reporting period, QIAGEN had no legal actions pending or completed with regard to antitrust or corruption.
Social matters
QIAGEN’s mission is to make improvements in life possible by enabling our customers to achieve outstanding success and breakthroughs in life sciences, applied testing, pharma and molecular diagnostics. We are committed to customers and their patients to deliver innovative solutions that unlock new insights for scientific research, forensics, food safety or better treatment decisions. We understand and live up to our responsibility to customers and patients who depend on us for reliable, efficient and safe workflows.
Customer satisfaction
Customer satisfaction is an integral part of the QIAGEN mission of making improvements in life possible, which is therefore the direct responsibility of the Chief Executive Officer. Our customers have high expectations on reliability, safety and the environment-friendly manufacturing of our products. We develop our products and services in close contact with our customers and incorporate their feedback into our processes.
Our commitment is to continually improve the customer experience, taking into account their evolving needs and expectations. QIAGEN has established a global systematic approach to measure customer experience in the form of an aggregated Customer Experience Indicator (CEI). The CEI is measured on a monthly basis through a set of internal KPIs (product and delivery performance, phone support, etc.) and external customer feedback that are directly linked to customer experience in our transactions. Thus, we are able to identify quickly and systematically areas for improvement while staying closely connected with our customers. Departmental and employee contribution to the CEI performance is embedded into our annual goal setting process. After a reworking of the CEI logic and KPI definitions in 2018 and the launch of a revised CEI 2.0 in January 2019, a Full Year score of 96.331 points (out of a maximum 100 points) was achieved. This corresponds to 1,517 points with the former CEI logic (2018 score was 1,515 points out of 2,000 maximum). It is a testimony to our continued efforts to increase customer satisfaction.
Quality and product safety
QIAGEN stands for quality. Since QIAGEN’s founding 30 years ago, we have always been committed to the highest quality, and we always strive to exceed our customers’ expectations. QIAGEN’s reputation as a quality supplier is best-in-class in our industry and the foundation of our loyal global customer base. Therefore, we offer a 100% satisfaction guarantee to all our customers. It means that if our customers are not entirely satisfied with the performance of a QIAGEN product we will exchange or refund it free of charge for the customer.
To achieve and maintain our quality standards, we established Total Quality Management (TQM) systems in all of our manufacturing facilities around the globe. These assure constant high quality as well as safe and effective medical devices. QIAGEN’s TQM systems are certified according ISO 9001, ISO 13485, ISO 18385, as well as 21 CFR 820 and all other applicable medical device standards around the globe (see section “Government Regulations” in the Management Report).
QIAGEN products and their components are safe to use by customers as well by our employees in Research and Development (R&D). We use a list of qualified substances (the “MDx Toolbox”), specifically excluding any substances of concern. Our transparent and responsible product and development policy also includes the communication and marketing of products. As with all companies in the medical device/in vitro diagnostics industry, product claims and product properties are verified and validated during development and approved by regulatory bodies around the world as part of the product submission process.
QIAGEN, like other companies, is exposed to the financial implications of potential recalls and other adverse events due to equipment failures, manufacturing defects, design flaws, or inadequate disclosure of product-related risks. In the event of a recall, QIAGEN has established global procedures applicable to all QIAGEN sites that aim at avoiding the further use of the product and at guaranteeing cost-neutral procedures for our customers. Processes, responsibilities and improvement programs are defined as required by regulating authorities to avoid the reoccurrence of recalls. There is full traceability of each product to the final customer; therefore, any recalls are executed by direct customer notifications. Due to QIAGEN’s stringent quality management, recalls rarely occur: 2019 (3), 2018 (4), 2017 (0), 2016 (3), 2015 (1). The percentage of affected product is low as well: 2019 (15%), 2018 (0.09%), 2017 (0%), 2016 (0.21%), 2015 (0.022%). In past recalls, 90% to 100% of customers have been reached and confirmed recall notification.
Access to healthcare
QIAGEN is aware of the importance of providing access to healthcare and research products around the world. In developing countries with scarce resources, new ways are needed to ensure access to affordable diagnostics that play a critical role in helping to prevent and treat diseases. In particular, infectious diseases and various malignancies can be treated much more cost-effectively through early and precise detection – and with improved patient outcomes. However, many emerging countries lack properly trained lab personnel and technical infrastructure to utilize the latest molecular testing technologies.
For QIAGEN, a strategic approach to providing access to diagnostic technologies can yield opportunities for growth, innovation and unique public-private partnerships. To support our growth strategy in emerging markets, we are expanding our presence in these markets and adapting our products to local needs, where necessary.
One example is our global effort to advance diagnostics for tuberculosis (TB) in low-resource, high disease burden countries. Based on a five-year memorandum of understanding signed in 2015, QIAGEN is cooperating with FIND, an NGO, to develop innovative and affordable tests to detect people with latent TB infections who are at risk of developing active TB. In October 2019, we also announced the addition of QuantiFERON TB Gold Plus (QFT-Plus) to the diagnostic catalogue of the Stop TB Partnership’s Global Drug Facility (GDF). The GDF facilitates access and helps match demand for TB diagnostics and drugs with funding from donors, governments and NGOs on a global scale. The acceptance of QFT-Plus to the GDF catalogue advances our strategy to help expand screening with modern blood-based assays for latent TB infection in regions with high disease burden but limited resources.
To reach the highest risk populations needing TB testing, QIAGEN is building upon our high-volume state-of-the-art QuantiFERON-TB Gold Plus assay with the development QuantiFERON-TB Access, a field-friendly test with ultrasensitive digital detection on a portable device. Launching in 2020, this public health solution has already gained recognition by the Joint United Nations Program on HIV/AIDS.
A further example is the development of careHPV as an adaptation of our gold standard digene HC2 test for detection of high-risk human papillomavirus (HPV), which has been shown to be the primary cause of cervical cancer. In cooperation with PATH, an NGO, and support from the Bill & Melinda Gates Foundation, QIAGEN developed this dedicated testing system for use in regions with limited healthcare resources. The main advantages of decentralized HPV testing are:
•immediate analysis at the point of care
•instant treatment decisions
•higher compliance of patients
Our careHPV Test is currently available in more than 25 countries worldwide. Since its launch through the end of 2019, more than 3 million tests have been distributed.

Outlook
QIAGEN Perspectives for 2020
The COVID-19 pandemic will have a significant impact on QIAGEN in 2020. Extraordinary demand has emerged for molecular technologies involved in testing for the new pathogen. However, the overall impact is not predictable at this point, as the spike in demand comes at the same time as demand for other products has waned due to the quarantines and other actions in many countries around the world that have disrupted the broader economy and routine healthcare.
Global Economic Perspectives for 2020
The world's economic perspectives for 2020 are impossible to predict at this time given the COVID-19 pandemic.
Industry Perspectives for 2020
Molecular testing solutions are seen as an essential component of the broad medical response to the COVID-19 pandemic. QIAGEN is committed to dramatically ramping up production capacity of its solutions that can be used for testing and support the overall response to this public health emergency.

Subsequent Events
On March 3, 2020, QIAGEN and Thermo Fisher Scientific Inc. (NYSE: TMO) announced that their boards of directors, as well as the managing board of QIAGEN N.V., unanimously approved Thermo Fisher’s proposal to acquire QIAGEN for €39 per share in cash. The offer price represents a premium of approximately 23% to the closing price of QIAGEN’s common stock on the Frankfurt Prime Standard on March 2, 2020, the last trading day prior to the announcement of the transaction. Thermo Fisher will commence a tender offer to acquire all of the ordinary shares of QIAGEN. The transaction values QIAGEN at approximately $11.5 billion at current exchange rates, which includes the assumption of approximately $1.4 billion of net debt. The transaction, which is expected to be completed in the first half of 2021, is subject to the satisfaction of customary closing conditions, including the receipt of applicable regulatory approvals, the adoption of certain resolutions relating to the transaction at an Extraordinary General Meeting of QIAGEN’s shareholders, and completion of the tender offer. Thermo Fisher has obtained committed bridge financing. Permanent funding is expected to come from cash on hand and the issuance of new debt. The transaction is not subject to any financing condition.
In March 2020, the Supervisory Board and the Managing Board resolved in a Joint Meeting to propose Thierry Bernard, who has been with QIAGEN since 2015, for election as Chief Executive Officer and a Managing Director at the next Annual General Meeting, which is set to take place in June 2020, along with the re-election of Roland Sackers as Chief Financial Officer and a Managing Director. The Joint Meeting further resolved to propose the current members of the Supervisory Board to all stand for re-election: Håkan Björklund, Stéphane Bancel, Metin Colpan, Elaine Mardis, Lawrence Rosen and Elizabeth Tallett.

Venlo, the Netherlands, April 29, 2020

QIAGEN N.V.

Roland Sackers
Chief Financial Officer

Corporate Governance Report
We recognize the importance of clear and straightforward rules on corporate governance and, where appropriate, have adapted our internal organization and processes to these rules. This section provides an overview of QIAGEN’s corporate governance structure and includes details of the information required under the Dutch Corporate Governance Code (the Dutch Code). The Dutch Code is applicable to QIAGEN N.V. (in the following also referred to as the “Company”), as it is a publicly listed company incorporated under the laws of The Netherlands with a registered seat in Venlo, The Netherlands. The Dutch Code contains the principles and concrete provisions which the persons involved in a listed company (including Managing Board members and Supervisory Board members) and stakeholders should observe in relation to one another.
Our corporate governance practices generally derive from the provisions of the Dutch Civil Code and the Dutch Corporate Governance Code. Further, due to our listing on the New York Stock Exchange in the U.S., the Managing Board and the Supervisory Board of QIAGEN N.V. declared their intention to disclose in QIAGEN’s Annual Reports the Company’s compliance with the corporate governance practices followed by U.S. companies under the New York Stock Exchange listing standards or state the deviations recorded in the period.
A brief summary of the principal differences follows.
Corporate Structure
QIAGEN is a ‘Naamloze Vennootschap,’ or N.V., a Dutch public limited liability company similar to a corporation in the United States. QIAGEN has a two-tier board structure. QIAGEN is managed by a Managing Board consisting of executive management acting under the supervision of a Supervisory Board (non-executives), similar to a Board of Directors in a U.S. corporation. It is in the interest of QIAGEN and all its stakeholders that each Board performs its functions appropriately and that there is a clear division of responsibilities between the Managing Board, the Supervisory Board, the general meeting of shareholders (General Meeting) and the external auditor in a well-functioning system of checks and balances.
Managing Board
General
The Managing Board manages QIAGEN and is responsible for defining and achieving QIAGEN’s aims, strategy, policies and results and is expected to act in a sustainable manner by focusing on long-term value creation in the performance of their work. The Managing Board is also responsible for complying with all relevant legislation and regulations as well as for managing the risks associated with the business activities and the financing of QIAGEN. It reports related developments to and discusses the internal risk management and control systems with the Supervisory Board and the Audit Committee. Under Dutch Law, QIAGEN's Managing Board, which has two members, has chosen to work with an Executive Committee and is accountable for the actions and decisions of the Executive Committee, which is comprised of the CEO, the CFO and certain experienced leaders who have responsibilities for the operational management of the Company and the achievement of its objectives and results. The Managing Board has ultimate responsibility for the Company’s external reporting and is answerable to shareholders of the Company at the Annual General Meeting of Shareholders. Pursuant to the two-tier corporate structure, the Managing Board is required to render account for the performance of its duties to the Supervisory Board and the General Meeting of Shareholders (General Meeting). The Managing Board provides the Supervisory Board with timely information necessary for the exercise of the duties of the Supervisory Board. In discharging its duties, the Managing Board takes into account the interests of QIAGEN, its enterprises and all parties involved in QIAGEN, including shareholders and other stakeholders.
Composition and Appointment
The Managing Board consists of one or more members as determined by the Supervisory Board. The members of the Managing Board are appointed by the General Meeting upon the joint meeting of the Supervisory Board and the Managing Board (the Joint Meeting) having made a binding nomination for each vacancy. However, the General Meeting may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half the issued share capital. Managing Directors are appointed annually for the period beginning on the date following the Annual General Meeting up to and including the date of the Annual General Meeting held in the following year.
Members of the Managing Board may be suspended and dismissed by the General Meeting by a resolution adopted by a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital, unless the proposal was made by the Joint Meeting, in which case a simple majority of votes cast is sufficient. Furthermore, the Supervisory Board may at any time suspend (but not dismiss) a member of the Managing Board.
Our Managing Directors and interim CEO for the year ended December 31, 2019 and their ages as of January 31, 2020, are as follows:
Interim Chief Executive Officer and Managing Director:

Name(1)	Age	Position
Thierry Bernard	55	Interim Chief Executive Office and Senior Vice President, Head of Molecular Diagnostics Business Area
Roland Sackers	51	Managing Director, Chief Financial Officer
___________________
(1) The contract for Peer M. Schatz as Managing Director and Chief Executive Officer concluded effective September 30, 2019. Mr. Schatz continues as a Senior Advisor until June 30, 2021.
The following is a brief summary of the background of each of the Managing Directors. References to “QIAGEN” and the “Company” in relation to periods prior to April 29, 1996 mean QIAGEN GmbH and its consolidated subsidiaries:
Thierry Bernard, 55, joined QIAGEN in February 2015 to lead QIAGEN’s growing presence in Molecular Diagnostics, the application of Sample to Insight solutions for molecular testing in human healthcare. In October 2019, Mr. Bernard was named Interim Chief Executive Officer in addition to his prior role as Senior Vice President, Head of Molecular Diagnostics Business Area. In March 2020, Mr. Bernard was named Chief Executive Officer. Mr. Bernard previously worked at bioMérieux, where he served in roles of increasing responsibility for 15 years, most recently as Corporate Vice President, Global Commercial Operations, Investor Relations and the Greater China Region. Prior to joining bioMérieux, he served in management roles in multiple international environments. Mr. Bernard is a member of the boards of directors of three privately held U.S. companies, First Light Biosciences, HepatoChem and more recently, Daktari Diagnostics, where he also served as CEO. He has earned degrees from Sciences Po (Paris), Harvard Business School, London School of Economics and the College of Europe and is a member of French Foreign Trade Advisors.
Roland Sackers, 51, joined QIAGEN in 1999 as Vice President Finance and has been Chief Financial Officer since 2004. In 2006, Mr. Sackers became a member of the Managing Board. Between 1995 and 1999, he served as an auditor with Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft. Mr. Sackers earned his Diplom-Kaufmann from University of Münster, Germany. In 2019, he joined the supervisory board of Evotec SE and is chairman of the audit committee. He is a former member of the supervisory board and audit committee of IBS AG and a former member of the board of directors of Operon Biotechnologies, Inc. Mr. Sackers is a board member of the industry association BIO Deutschland. He was previously a non-executive director and chair of the audit committee from 2011 to 2018 of Immunodiagnostic Systems Holding PLC (IDS), a leading producer of immunological tests for research and diagnostic applications publicly listed in the United Kingdom.
Peer M. Schatz, 54, joined QIAGEN in 1993 and served as Chief Executive Officer from January 1, 2004 until September 30, 2019. He was Chief Financial Officer between 1993 and 2003 and became a member of the Managing Board in 1998. Mr. Schatz’s contract as Managing Director and Chief Executive Officer concluded effective September 30, 2019 and he continues as a Senior Advisor until June 30, 2021.

Conflicts of Interest, Loans or Similar Benefits
Resolutions to enter into transactions under which members of the Managing Board could have a conflict of interest with QIAGEN, and which are of material significance to QIAGEN and/or the relevant member of the Managing Board, require the approval of the Supervisory Board. QIAGEN has not entered into any such transactions in 2019. No credit, loans or similar benefits were granted to members of the Managing Board. Additionally, the Managing Board Members did not receive any benefits from third parties that were either promised or granted in view of their position as members of the Managing Board.
Supervisory Board
General
The Supervisory Board supervises the policies of the Managing Board, the general course of QIAGEN’s affairs and the manner in which the Managing Board implements the long-term value creation strategy and the business enterprises which we operate. The Supervisory Board assists the Managing Board by providing advice relating to the business activities of QIAGEN. In December 31, 2019, the Supervisory Board had five regular meetings that were held with the attendance of the Managing Board, while certain agenda items were discussed exclusively between the Supervisory Board members. In discharging its duties, the Supervisory Board takes into account the interests of QIAGEN, its enterprise and all parties involved in QIAGEN, including shareholders and other stakeholders. The Supervisory Board is responsible for the quality of its own performance. In this respect, the Supervisory Board conducts a self-evaluation on an annual basis. Our Supervisory Board has specified matters requiring its approval, including decisions and actions which would fundamentally change the company’s assets, financial position or results of operations. The Supervisory Board has appointed an Audit Committee, a Compensation Committee, a Selection and Appointment (Nomination) Committee and a Science and Technology Committee from among its members and can appoint other committees as deemed beneficial. The Supervisory Board has approved charters pursuant to which each of the committees operates.
Composition and Appointment
The Supervisory Board consists of at least three members, or a larger number as determined by the Joint Meeting. Members of the Supervisory Board are appointed by the General Meeting upon the Joint Meeting having made a binding nomination for each vacancy. However, the General Meeting may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half the issued share capital.
The Supervisory Board shall be composed in a way that enables it to carry out its duties properly and enables its members to act critically and independently of one another and of the Managing Board and any particular interests. To that effect, the Supervisory Board has adopted a profile of its size and composition that takes into account the nature of our business, our activities and the desired diversity, expertise and background of the members of the Supervisory Board. The current profile of the Supervisory Board can be found on our website. The Supervisory Board has appointed a chairman from its members who has the duties assigned to him by the Articles of Association and the Dutch Code.
Members of the Supervisory Board are appointed annually for the period beginning on the date following the General Meeting up to and including the date of the General Meeting held in the following year. Members of the Supervisory Board may be suspended and dismissed by the General Meeting by a resolution adopted by a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital, unless the proposal was made by the Managing Board and the Supervisory Board in which case a simple majority of votes cast is sufficient.
Our Supervisory Directors for the year ended December 31, 2019 and their ages as of January 31, 2020, are as follows:
Supervisory Directors:

Name	Age	Nationality	Gender	Position
Stéphane Bancel	47	French	Male	Supervisory Director, Member of the Compensation Committee, Audit Committee and Science and Technology Committee
Dr. Håkan Björklund	63	Swedish	Male	Chair of the Supervisory Board, Member of the Compensation Committee and Selection and Appointment Committee
Dr. Metin Colpan	65	German	Male	Supervisory Director, Chair of the Science and Technology Committee and Member of the Selection and Appointment Committee
Dr. Ross L. Levine	48	U.S.	Male	Supervisory Director and Member of the Science and Technology Committee
Dr. Elaine Mardis	57	U.S.	Female	Supervisory Director and Member of the Science and Technology Committee
Lawrence A. Rosen	62	U.S.	Male	Supervisory Director and Chair of the Audit Committee
Elizabeth E. Tallett	70	U.S.	Female	Supervisory Director, Chair of the Compensation Committee, Member of the Audit Committee and Member of the Selection and Appointment Committee
The following is a brief summary of the background of each of the Supervisory Directors. References to “QIAGEN” and the “Company” in relation to periods prior to April 29, 1996 mean QIAGEN GmbH and its consolidated subsidiaries:
Stéphane Bancel, 47, joined the Supervisory Board as well as the Compensation Committee in 2013 and joined the Audit Committee and Science and Technology Committee in 2014. He is Chief Executive Officer of Moderna, Inc., a clinical-stage biotechnology company based in Cambridge, Massachusetts, which is advancing 24 drug development programs involving messenger RNA therapeutics. Before joining Moderna, Mr. Bancel served for five years as Chief Executive Officer of the French diagnostics company bioMérieux SA. Prior to bioMérieux, he was Managing Director of Eli Lilly in Belgium and Executive Director of Global Manufacturing Strategy and Supply Chain at Eli Lilly in Indianapolis, Indiana, after having started at Lilly in Great Britain. Before joining Eli Lilly, Mr. Bancel served as Asia-Pacific Sales and Marketing Director for bioMérieux while based in Tokyo, Japan. He holds a Master of Engineering degree from École Centrale Paris (ECP), a Master of Science in Chemical Engineering from the University of Minnesota and an M.B.A. from Harvard Business School.
Dr. Håkan Björklund, 63, was appointed as a Supervisory Board Member in March 2017 and as Chair of the Supervisory Board in June 2018. He is a member of the Compensation Committee and the Selection and Appointment Committee. Dr. Björklund brings an extensive international background in the life science industry to QIAGEN, in particular through his current role as Operating Executive at Avista Capital Partners, as well as through previous roles as CEO of the global pharmaceutical company Nycomed, Regional Director at Astra (now AstraZeneca), President of Astra Draco and Operating Executive at Avista Capital Partners. Under Dr. Björklund’s leadership, Nycomed grew from a predominantly Scandinavian business into a global pharmaceutical company. In addition to QIAGEN, he currently serves as Chairman of the Board of Directors of OneMed Top Holding AB and Swedish Orphan Biovitrum AB (Sobi) and as a Member of the Board of Directors of BONESUPPORT AB and Tellacq AB. Dr. Björklund earlier served as Chairman of the Board of Directors of Acino International AG and Lundbeck A/S, and was also a Member of the Board of Directors of several international life science companies, including Alere, Atos, Coloplast and Danisco. Dr. Björklund has a Ph.D. in Neuroscience from Karolinska Institutet in Sweden.
Dr. Metin Colpan, 65, is a co-founder of QIAGEN and was the Chief Executive Officer and a Managing Director from 1985 through 2003. Dr. Colpan has been a member of the Supervisory Board since 2004 and has served as Chair of the Science and Technology Committee since 2014. He has been a member of the Selection and Appointment Committee since 2015. Dr. Colpan obtained his Ph.D. and M.S. in Organic Chemistry and Chemical Engineering from the Darmstadt Institute of Technology in 1983. Prior to founding QIAGEN, Dr. Colpan was an Assistant Investigator at the Institute for Biophysics at the University of Düsseldorf. Dr. Colpan has had wide experience in separation techniques and in the separation and purification of nucleic acids in particular, and has filed many patents in the field. Dr. Colpan also serves as a Supervisory Board member of CGR GmbH in Mettmann, Germany and Heilpflanzenwohl AG in Baar, Germany. Dr. Colpan previously served as a Supervisory Board member of Ingenium Pharmaceuticals AG, GenPat77 Pharmacogenetics AG, GPC Biotech AG and Morphosys AG, each in Munich, Germany and Qalovis Farmer Automatic Energy GmbH, in Laer, Germany.
Dr. Ross L. Levine, 48, joined the Supervisory Board and its Science and Technology Committee in 2016. He is a physician-scientist focused on researching and treating blood and bone marrow cancers as the Laurence Joseph Dineen Chair in Leukemia Research, the Chief of Molecular Cancer Medicine, and an Attending Physician at Memorial Sloan Kettering Cancer Center, as well as Professor of Medicine at Weill Cornell Medical College. He leads a research lab investigating genetics and targeted therapies in myeloid malignancies and is interested in application of next-generation sequencing technology in the practice of medicine in hematologic cancers. He trained in internal medicine at Massachusetts General Hospital and in hematology-oncology at the Dana-Farber Cancer Institute, earning board certification in these specialties. He received his M.D. from the Johns Hopkins University School of Medicine and his A.B. degree from Harvard College.
Dr. Elaine Mardis, 57, joined the Supervisory Board and its Science and Technology Committee in 2014. Dr. Mardis is the Co-Executive Director of the Institute for Genomic Medicine at Nationwide Children’s Hospital in Columbus, OH. She also is Professor of Pediatrics at the Ohio State University College of Medicine. Dr. Mardis has research interests in the application of genomic technologies to improve our understanding of human disease, and toward improving the precision of medical diagnosis, prognosis and treatment. Dr. Mardis is the former Robert E. and Louise F. Dunn Distinguished Professor of Medicine at Washington University School of Medicine in St. Louis, MO, where she was on the faculty for 22 years. As Co-Director of the McDonnell Genome Institute, she devised methods and automation that contributed to the Human Genome Project and has since played key roles in the 1000 Genomes Project, The Cancer Genome Atlas, and the Pediatric Cancer Genome Project. Prior to joining the Washington University faculty, she was a senior research scientist at BioRad Laboratories in Hercules, CA. Dr. Mardis is a board member of the American Association for Cancer Research, and has scientific advisory roles at Kiadis Pharmaceuticals N.V., PACT Pharma LLC, and Interpreta LLC. Dr. Mardis received her Bachelor of Science degree in Zoology in 1984 and her Ph.D. in Chemistry and Biochemistry in 1989, both from the University of Oklahoma.
Lawrence A. Rosen, 62, joined the Supervisory Board as well as the Audit Committee in 2013, and has served as the committee's Chair since 2014. Mr. Rosen was a member of the Board of Management and Chief Financial Officer of Deutsche Post DHL until September 2016. Holding this position since 2009, Mr. Rosen was in charge of controlling, corporate accounting and reporting, investor relations, corporate finance, corporate internal audit and security, taxes, as well as the group’s global business services. Prior to joining Deutsche Post DHL, Mr. Rosen served as Chief Financial Officer of Fresenius Medical Care AG & Co. KGaA in Germany from 2003 to 2009. Prior to that, he was Senior Vice President and Treasurer for Aventis SA in Strasbourg, France. Between 1984 and 2000, Mr. Rosen held different positions at the Aventis predecessor companies Hoechst AG and American Hoechst/Hoechst Celanese Inc. Since 2015, Mr. Rosen has served as a member of the board of Lanxess AG and previously served on the board of Postbank AG from 2009 until 2015. Mr. Rosen, who is a U.S. citizen, holds a Bachelor's degree in Economics from the State University of New York and an M.B.A. from the University of Michigan.
Elizabeth E. Tallett, 70, joined the Supervisory Board, as well as the Audit Committee and Compensation Committee, in 2011. She has served since 2016 as Chair of the Compensation Committee. She is a member of the Selection and Appointment Committee. Ms. Tallett was a Principal of Hunter Partners, LLC, a management company for early to mid-stage pharmaceutical, biotechnology and medical device companies, from 2002 until February 2015. Ms. Tallett continues to consult with early stage health care companies. Her senior management experience includes President and CEO of Transcell Technologies Inc., President of Centocor Pharmaceuticals, member of the Parke-Davis Executive Committee, and Director of Worldwide Strategic Planning for Warner-Lambert Company. Ms. Tallett graduated from Nottingham University, England with dual Bachelor's degrees with honors in mathematics and economics. She is a member of the board of directors of Anthem, Inc. (where she is currently Chair), Principal Financial Group, Inc., and Meredith Corp. She is a former director of Coventry Health Care, Inc. Ms. Tallett was a founding board member of the Biotechnology Council of New Jersey and is Chair of the Trustees of Solebury School in Pennsylvania.
Conflicts of Interest, Loans or Similar Benefits
Resolutions to enter into transactions under which members of the Supervisory Board could have a conflict of interest with QIAGEN, and which are of material significance to QIAGEN and/or the relevant member of the Supervisory Board, must be reported and require the approval of the Supervisory Board plenum. A Supervisory Director that has a personal conflict of interest will not participate in the decision making process regarding such item. In December 31, 2019 neither QIAGEN nor its Supervisory Board members have entered into any such transactions. No credit, loans or similar benefits were granted to members of the Supervisory Board. Additionally, the Supervisory Board Members did not receive any benefits from third parties that were either promised or granted in view of their position as members of the Supervisory Board.
Committees of the Supervisory Board
The Supervisory Board has established an Audit Committee, a Compensation Committee, a Selection and Appointment Committee and a Science and Technology Committee from among its members and can establish other committees as deemed beneficial. The Supervisory Board has approved charters under which each of the committees operates. These charters are published on our website www.qiagen.com. The committees are comprised of the following members:

Name of Supervisory Director	Member of Audit Committee	Member of Compensation Committee	Member of Selection and Appointment Committee	Member of Science and Technology Committee
Stéphane Bancel	●	●		●
Dr. Håkan Björklund		●	• (Chairman)
Dr. Metin Colpan			●	• (Chairman)
Dr. Ross L. Levine				●
Dr. Elaine Mardis				●
Lawrence A. Rosen	• (Chairman)
Elizabeth E. Tallett	●	• (Chairwoman)	●
___________________
We believe that all of our Supervisory Directors meet the independence requirements set forth in the Dutch Corporate Governance Code (the Dutch Code). We further believe that all Supervisory Board Directors qualify as independent under the independence standards set forth in the New York Stock Exchange (NYSE) Listed Company Manual. Pursuant to the NYSE rules, a majority of the Supervisory Directors must qualify as independent, as defined in the Rules.
Audit Committee
The Audit Committee currently consists of three members, Mr. Rosen (Chair), Ms. Tallett and Mr. Bancel, and meets at least quarterly. The Audit Committee members are appointed by the Supervisory Board and serve for a term of one year. We believe that all members of our Audit Committee meet the independence requirements as set forth in Rule 10A-3 of the Securities Exchange Act of 1934, as amended, and the New York Stock Exchange Listed Company Manual. The Board has designated Mr. Rosen as an “audit committee financial expert” as that term is defined in the United States Securities and Exchange Commission rules adopted pursuant to the Sarbanes-Oxley Act of 2002 and as defined in provisions III.3.2 and III.5.7 of the Dutch Code. The Audit Committee performs a self-evaluation of its activities on an annual basis.
The Audit Committee's primary duties and responsibilities include, among other things, to serve as an independent and objective party to monitor QIAGEN's accounting and financial reporting process and internal risk management, control and compliance systems. The Audit Committee also is directly responsible for proposing the external auditor to the Supervisory Board, which then proposes the appointment of the external auditor to the General Meeting. Further, the Audit Committee is responsible for the compensation and oversight of QIAGEN’s external auditor and for providing an open avenue of communication among the external auditor as well as the Managing Board and the Supervisory Board. Our Internal Audit department operates under the direct responsibility of the Audit Committee. Further, the Audit Committee is responsible to establish procedures to allow for the confidential and or anonymous submission by employees of concerns. Additionally, this includes the receipt, retention and treatment of submissions received regarding accounting, internal accounting controls, or auditing matters. The Audit Committee discusses our financial accounting and reporting principles and policies and the adequacy of our internal accounting, financial and operating controls and procedures with the external auditor and management; considers and approves any recommendations regarding changes to our accounting policies and processes; reviews with management and the external auditor our quarterly earnings reports prior to their release to the press; and reviews the quarterly and annual reports (reported on Forms 6-K and 20-F) to be furnished to or filed with the Securities and Exchange Commission and the Deutsche Boerse as well as the half-year and annual reports filed with The Netherlands Authority for the Financial Markets. The Audit Committee met seven times in 2019 and met with the external auditor excluding members of the Managing Board in July and October 2019. The Audit Committee reviews major financial risk exposures, pre-approves related-party transactions between the Company and Supervisory Board or Managing Board, and reviews any legal matter including compliance topics that could have a significant impact on the financial statements.

Compensation Committee
The Compensation Committee’s primary duties and responsibilities include, among other things, the preparation of a proposal for the Supervisory Board concerning the Remuneration Policy for the Managing Board to be adopted by the General Meeting, the preparation of a proposal concerning the individual compensation of Managing Board members to be adopted by the Supervisory Board and the preparation of the Remuneration Report on compensation policies for the Managing Board to be adopted by the Supervisory Board. The Compensation Committee reviews and approves all equity-based compensation, reviews and approves the annual salaries, bonuses and other benefits of executive officers, and reviews general policies relating to employee compensation and benefits. The Remuneration Report reviews the implementation of the Remuneration Policy in the most recent year and provides an outline of the Remuneration Policy for the future. The Compensation Committee engages external consultants to ensure that the overall remuneration levels are benchmarked regularly, against a selected group of companies and key markets in which QIAGEN operates. The Compensation Committee currently consists of three members, Ms. Tallett (Chair), Mr. Bancel and Dr. Björklund. Members are appointed by the Supervisory Board and serve for a term of one year. The Compensation Committee met five times in December 31, 2019.
Selection and Appointment Committee
The Selection and Appointment (Nomination) Committee is primarily responsible for the preparation of selection criteria and appointment procedures for members of the Supervisory Board and Managing Board as well as the periodic evaluation of the scope and composition of the Managing Board and the Supervisory Board, including the profile of the Supervisory Board. Additionally, the Selection and Appointment Committee periodically evaluates the functioning of individual members of the Managing Board and Supervisory Board, reporting these results to our Supervisory Board. It also proposes the (re-)appointments of members of our Managing Board and Supervisory Board and supervises the policy of our Managing Board in relation to selection and appointment criteria for senior management. Current members of the Selection and Appointment Committee are Dr. Björklund (Chair), Dr. Colpan and Ms. Tallett. Members are appointed by the Supervisory Board and serve for a one-year term. In the context of the 2019 departure of the Chief Executive Officer, the Chair of the Supervisory Board invited all members of the Supervisory Board to participate in the resulting succession process. Consequently, these matters were discussed during Supervisory Board meetings and teleconferences and not in the forum of the Selection and Appointment committee, which did not formally meet in December 31, 2019.
Science and Technology Committee
The Science and Technology Committee is primarily responsible for reviewing and monitoring research and development projects, programs, budgets, infrastructure management and overseeing the management risks related to the Company's portfolio and information technology platforms. The Science and Technology Committee provides understanding, clarification and validation of the fundamental technical basis of the Company's businesses in order to enable the Supervisory Board to make informed, strategic business decisions and vote on related matters, and to guide the Managing Board to ensure that powerful, global, world-class science is developed, practiced and leveraged throughout the Company to create shareholder value. The current members of the Science and Technology Committee are Dr. Colpan (Chair), Dr. Levine, Mr. Bancel and Dr. Mardis. Members are appointed by the Supervisory Board and serve for a term of one year. The Science and Technology Committee met four times in December 31, 2019.
Diversity within the Managing Board and Supervisory Board
The Dutch Civil Code provided for statutory provisions to ensure a balanced representation of men and women on the Managing Board and Supervisory Boards until January 1, 2016. These statutory rules have expired, but a new bill entered into force on April 13, 2017, extending the provision on gender balance to December 31, 2019. Balanced representation of men and women is deemed to exist if at least 30 percent of the seats were filled by men and at least 30 percent are filled by women. Within the meaning of the new legislation, our Managing Board and Supervisory Board currently do not qualify as balanced. QIAGEN recognizes the benefits of diversity, including gender balance. In nominating candidates for these boards, QIAGEN supports the trend toward higher participation of women. QIAGEN feels that gender is only one part of diversity and strives for a diverse composition in the Managing Board and Supervisory Board also in terms of other factors such as age, nationality, public reputation, industry or academic background. QIAGEN is committed to expanding diversity while pursuing individuals for these boards with a unique blend of scientific and commercial expertise and experience that will contribute to the future success of its business. Management development programs support the career advancement of leaders regardless of gender and other factors. As a result a number of women are in key leadership roles, particularly in leading commercial and operational positions around the world. In line with this commitment, QIAGEN's Selection and Appointment committee will continue selecting future members of the Managing Board and Supervisory Board with due observance of its aim to have a diverse leadership team on the basis of gender, but also on the basis of age, wide ranging experience, backgrounds, skills, knowledge and insight. This all without compromising QIAGEN's commitment to hiring the best individuals for those positions. More information about diversity within the Board other than gender, can be found in below under the section Dutch Corporate Governance Code - Comply or explain.
Compensation of Managing Board Members and Supervisory Directors
Remuneration policy
The objective of our remuneration policy is to attract and retain the talented, highly qualified international leaders and skilled individuals, who enable QIAGEN to achieve its short and long-term strategic initiatives and operational excellence. Our remuneration policy aligns remuneration with individual performance, corporate performance and fosters sustainable growth and long-term value creation in the context of QIAGEN’s social responsibility and stakeholders’ interest.
The remuneration policy and overall remuneration levels are regularly reviewed by an independent compensation consulting firm and benchmarked, against a selected group of companies and key markets in which QIAGEN operates, to ensure overall competitiveness. QIAGEN participates in various compensation benchmarking surveys that provide information on the level, as well as the structure, of compensation awarded by various companies and industries for a broad range of positions around the world. The companies in the peer group are selected on the basis of market capitalization, competitors for talent, similar complexity and international spread, operating in similar industries.
The performance of the Managing Board members is measured annually against a written set of goals. The remuneration of the Managing Board members is linked to the achievement of QIAGEN’s strategic and financial goals. To ensure that remuneration is linked to performance, a significant proportion of the remuneration package is variable and contingent on performance of the individual and the company. These goals are set at ambitious levels each year to motivate and drive performance, with a focus on achieving both long-term strategic initiatives and short-term objectives based on the annual operative planning. Performance metrics used for these goals include the achievement of financial and non-financial targets.
The remuneration package of the Managing Board members consists of a combination of base salary, short term variable cash award and several elements of long term incentives (together, ‘total direct compensation’). In addition, the members of the Managing Board receive a pension arrangement and other benefits that are standard in our industry, such as a company car.
The total target remuneration package of the Managing Board members is appropriately set against a variety of factors which includes external and internal equity, experience, complexity of the position, scope and responsibilities. We aim to provide the members of the Managing Board a total direct compensation at market median level.
The structure of the remuneration package for the Managing Board is designed to balance short-term operational excellence with long-term sustainable value creation while taking into account the interests of its stakeholders. As such a significant part of the total remuneration of the Managing Board members consist of variable remuneration which can differ substantially from year to year depending on our corporate results and individual performance and may include equity-based compensation which may be subject to vesting conditions over a period of up to 10 years.
The remuneration policies for the Managing Board and for other senior management members of QIAGEN are generally aligned and consistent.
Managing Board compensation
The compensation granted to the members of the Managing Board in December 31, 2019 consisted of a fixed salary and variable components, with the significant majority of compensation awarded in the form of QIAGEN stock units that are restricted for a long multi-year period to align management with the interests of shareholders and other stakeholders. Variable compensation included long-term equity incentives that were awarded based on individual performance as well as equity awards in lieu of the value of the annual cash bonus.
In 2014, the General Meeting of Shareholders approved a new remuneration policy for the Managing Board which provides that future annual regular equity-based compensation grants to members of the Managing Board will primarily consist of performance stock units. Grants of stock options and restricted stock units which are based on time vesting only shall no longer be granted on a regular basis and shall be reserved for use as special equity incentive rewards in certain situations.

Stock options, if granted, to the Managing Board members must have an exercise price that is higher than the market price at the time of grant. Restricted Stock Units granted to the Managing Board members, vest over a 10-year period. Performance Stock Units are subject to long-term vesting periods and contingent upon the achievement of several financial goals over a multi-year period.
In 2018, a grant of Performance Stock Units with mandatory minimum holding levels of QIAGEN shares was made under the Commitment Program linked to achievement of a three-year plan covering 2019 and 2021 including quantitative goals for net sales, earnings before interest and taxes (EBIT), QIAGEN Value Added (QVA), a steering metric that measures the ability of QIAGEN to generate returns and exceed its cost of capital and share price development as compared to peer companies. Under the Commitment Program, the financial targets for vesting are based on three-year goals as defined within QIAGEN’s five-year business plan covering the period from 2019 until the end of 2023. The targets for vesting were set and approved by the Supervisory Board.
The table below state the amounts earned on an accrual basis by our Managing Board members and interim CEO for the year ended December 31, 2019.

For the year ended December 31, 2019 (in US$ thousands, except for number of award grants)	Thierry Bernard(1)	Peer M. Schatz(1)	Roland Sackers
Fixed Salary	$650	$910	$560
Other (3)	34	6,571	40
Total fixed income 2019	$684	$7,481	$600
Short-term variable cash bonus(2)	500	—	249
Total short-term income 2019	$1,184	$7,481	$849
Defined contribution on benefit plan	24	$65	$76
Total cash remuneration	$1,208	$7,546	$925
 ____________________
(1)Mr. Schatz’s contract as Managing Director and Chief Executive Officer concluded effective September 30, 2019 and he continues as a Senior Advisor until June 30, 2021. In October 2019, Mr. Bernard was named Interim Chief Executive Officer in addition to his prior role as Senior Vice President, Head of Molecular Diagnostics Business Area. Mr. Bernard is not a statutory director under Dutch law.
(2)The Performance Stock Units Granted amount includes the number of performance share units granted to each Managing Board member in 2019 for the conversion of 2018 cash bonus earned by each Managing Board member in 2018. In 2019, Mr. Schatz received 60,982 performance stock units and Mr. Sackers received 21,131 performance stock units.
(3)Amounts include, among others, car lease and reimbursed personal expenses such as tax consulting. Additionally, the amount for Mr. Schatz includes separation payments due upon the conclusion of his agreement. We also occasionally reimburse our Managing Directors' personal expenses related to attending out-of-town meetings but not directly related to their attendance. Amounts do not include the reimbursement of certain expenses relating to travel incurred at the request of QIAGEN, other reimbursements or payments that in total did not exceed $10,000 or tax amounts paid by the Company to tax authorities in order to avoid double-taxation under multi-tax jurisdiction employment agreements. Compensation for Mr. Schatz for 2019 is excluding €0.7 million to account for the tax levy payable to the Dutch tax authorities by the Company on termination benefits pursuant to Article 32bb of the Dutch wage tax act.
The total recognized compensation expense in accordance with IFRS 2 for share-based compensation in the year December 31, 2019 (2018) for long-term compensation of stock units amounted to $1.7 million for Mr. Bernard, $37.4 million ($12.3 million) for Mr. Schatz and $4.7 million ($3.6 million) for Mr. Sackers. Based on such valuations and including the tax levy on termination benefits, the total compensation including share-based compensation expenses in the year 2019 (2018) for members of the Managing Board and interim CEO was $54.3 million ($18.0 million), and amounts to $2.9 million for Mr. Bernard, $45.8 million ($13.7 million) for Mr. Schatz and $5.6 million ($4.3 million) for Mr. Sackers.
Further details on the composition of remuneration for the Managing Board, and the implementation of the Remuneration Policy during December 31, 2019, are disclosed in the Remuneration Report of the Compensation Committee as published on our website at www.qiagen.com.
Supervisory Board compensation
The Supervisory Board remuneration is aligned to the applicable market standards, considering peer companies of similar size and complexity in similar industries, including biotechnology, life science supplies, diagnostics and pharmaceuticals, to reflect our nexus to the European Markets as a Dutch company as well as our U.S. focus as a NYSE listed company subject to U.S. regulations and the fact that several of the Supervisory Board members are residing in the United States.

The Supervisory Board compensation for 2019 consists of fixed retainer compensation and additional retainer amounts for Chairman and Vice Chairman. Annual remuneration of the Supervisory Board members is as follows:

Fee payable to the Chairman of the Supervisory Board	$150,000
Fee payable to each member of the Supervisory Board	$57,500
Additional compensation payable to members holding the following positions:
Chairman of the Audit Committee	$25,000
Chairman of the Compensation Committee	$18,000
Chairman of the Selection and Appointment Committee and other board committees	$12,000
Fee payable to each member of the Audit Committee	$15,000
Fee payable to each member of the Compensation Committee	$11,000
Fee payable to each member of the Selection and Appointment Committee and other board committees	$6,000
Further, the Supervisory Board members will be reimbursed for tax consulting costs incurred in connection with the preparation of their tax returns up to an amount of €5,000 per person per fiscal year.
Supervisory board members also receive a variable component, in the form of share-based compensation. We did not pay any agency or advisory service fees to members of the Supervisory Board.
The following table summarizes the total compensation paid to the members of the Supervisory Board in December 31, 2019:

For the year ended December 31, 2019 (in US$ thousands, except for number of share grants)	Fixed remuneration	Chairman / Chairwoman	Committee membership	Total (1)	Number of restricted stock units granted
Stéphane Bancel	$57.5	—	32.0	$89.5	9,331
Dr. Håkan Björklund	$150.0	12.0	11.0	$173.0	9,331
Dr. Metin Colpan	$57.5	12.0	6.0	$75.5	9,331
Dr. Ross L. Levine	$57.5	—	6.0	$63.5	9,331
Dr. Elaine Mardis	$57.5	—	6.0	$63.5	9,331
Lawrence A. Rosen	$57.5	25.0	—	$82.5	9,331
Elizabeth E. Tallett	$57.5	18.0	21.0	$96.5	9,331
____________________________
(1) Supervisory Directors are reimbursed for travel costs and for any value-added tax to be paid on their remuneration. These reimbursements are excluded from the amounts presented herein.
The total recognized compensation expense in accordance with IFRS 2 for share-based compensation in the year 2019 (2018) for long-term compensation of restricted stock units amounted to $1.9 million ($1.5 million) and includes $321.3 thousand ($259.0 thousand) for Mr. Bancel, $150.8 thousand ($58.3 thousand) for Mr. Björklund, $327.6 thousand ($270.6 thousand) for Mr. Colpan, $235.8 thousand ($128.0 thousand) for Mr. Levine, $315.7 thousand ($227.6 thousand) for Ms. Mardis, $321.3 thousand ($259.0 thousand) for Mr. Rosen and $229.0 thousand ($201.4 thousand) for Ms. Tallett. $120.2 thousand in 2018 for Mr. Karobath, who did not stand for re-election at the Company’s Annual General Meeting in June 2018.
The total recognized compensation expense, including share-based compensation expenses, for members of the Supervisory Board in 2019 (2018) totaled $2.5 million ($2.2 million) and includes amounts of $410.8 thousand ($348.5 thousand) for Mr. Bancel, $323.8 thousand ($182.1 thousand) for Mr. Björklund, $403.1 thousand ($346.1 thousand) for Mr. Colpan, $299.3 thousand ($191.5 thousand) for Mr. Levine, $379.2 thousand ($291.1 thousand) for Ms. Mardis, $403.8 thousand ($341.5 thousand) for Mr. Rosen, $325.5 thousand ($297.9 thousand) for Ms. Tallett and $209.7 thousand in 2018 for Mr. Karobath.
Share Ownership
The following table sets forth certain information as of January 31, 2020 concerning the ownership of Common Shares by our directors and officers. In preparing the following table, we have relied on information furnished by such persons.

	Shares Beneficially Owned (1)
Name and Country of Residence	Number (2)		Percent Ownership
Thierry Bernard, United States	47,526	(3)	*
Roland Sackers, Germany	139,476	(4)	*
Stéphane Bancel, United States	9.975	(5)	*
Dr. Håkan Björklund, Sweden	—		—
Dr. Metin Colpan, Germany	3,550,617	(6)	1.56%
Dr. Ross L. Levine, United States	—	(7)	—
Dr. Elaine Mardis, United States	—	(8)	—
Lawrence A. Rosen, United States	—	(9)	—
Elizabeth Tallett, United States	22,167	(10)	*
 ____________________
 * Indicates that the person beneficially owns less than 0.5% of the Common Shares issued and outstanding as of January 31, 2020.
(1)The number of Common Shares outstanding as of January 31, 2020 was 227,626,974. The persons and entities named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them and have the same voting rights as shareholders with respect to Common Shares.
(2)Does not include Common Shares subject to options or awards held by such persons at January 31, 2020. See footnotes below for information regarding options now exercisable or that could become exercisable within 60 days of the date of this table.
(3)Does not include 20,010 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.
(4)Does not include 135,739 shares issuable upon the exercise of options now exercisable having exercise prices ranging from $15.59 to $22.25 per share. Options expire in increments during the period between February 2020 and February 2023. Does not include 88,917 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.
(5)Does not include 11,037 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.
(6)Does not include 4,567 shares issuable upon the exercise of options now exercisable having exercise prices ranging from $15.59 to $22.25 per share. Options expire in increments during the period between February 2020 and February 2022. Includes 2,741,579 shares held by CC Verwaltungs GmbH, of which Dr. Colpan is the sole stockholder and 770,370 shares held by Colpan GbR. Does not include 11,479 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.
(7)Does not include 4,292 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.
(8)Does not include 11,037 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.
(9)Does not include 11,037 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.
(10)Does not include 1,563 shares issuable upon the exercise of options now exercisable having exercise prices of $15.59 per share. Options expire on February 2022. Does not include 11,037 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

The following table sets forth the options of our officers and directors as of January 31, 2020:

Name	Total Vested Options	Expiration Dates	Exercise Prices
Roland Sackers	135,739	2/26/2021 to 2/28/2023	$15.59 to $22.25
Dr. Metin Colpan	7,893	2/26/2021 to 2/28/2022	$15.59 to $22.25
Elizabeth E. Tallett	1,563	2/28/2022	$15.59
Additional Information
Shareholders
Our shareholders exercise their voting rights through Annual and Extraordinary General Meetings. Resolutions of the General Meeting are adopted by an absolute majority of votes cast, unless a different majority of votes or quorum is required by Dutch law or the Articles of Association. Each common share confers the right to cast one vote.
Furthermore, the Managing Board, or where appropriate, the Supervisory Board, shall provide all shareholders and other parties in the financial markets with equal and simultaneous information about matters that may influence QIAGEN's share price.
QIAGEN is required to convene an Annual General Meeting in the Netherlands no later than six months following the end of each year. The agenda for the Annual General Meeting must contain certain matters as specified in QIAGEN's Articles of Association and under Dutch law, including, among other things, the adoption of QIAGEN's annual financial statements.
Additional Extraordinary General Meetings may be convened at any time by the Managing Board, the Supervisory Board or by one or more shareholders jointly representing at least 40% of QIAGEN's issued share capital. Furthermore, one or more shareholders, who jointly represent at least 10% of QIAGEN's issued share capital may, on their application, be authorized by the district court judge having applications for interim relief, to convene a General Meeting. Shareholders are entitled to propose items for the agenda of the General Meeting provided that they hold at least 3% of the issued share capital. Proposals for agenda items for the General Meeting must be submitted at least 60 days prior to the meeting date. The notice convening a General Meeting, accompanied by the agenda, shall be sent no later than 42 days prior to the meeting. QIAGEN informs the General Meeting by means of explanatory notes to the agenda, providing all facts and circumstances relevant to the proposed resolutions.
Pursuant to the Dutch Code, all transactions between the company and legal or natural persons who hold at least ten percent of the shares in the company shall be agreed on terms that are customary in the sector concerned. Decisions to enter into transactions in which there are conflicts of interest with such persons that are of material significance to the company and/or to such persons require the approval of the Supervisory Board. QIAGEN has not entered into any such transactions in 2019.
Stock Plans
We adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the 2005 Plan) which was approved by our shareholders on June 14, 2005. The 2005 Plan expired by its terms in April 2015 and no further awards will be granted under the 2005 Plan. On June 25, 2014, our shareholders approved the QIAGEN N.V. 2014 Stock Plan (the 2014 Plan), which replaced the 2005 Plan in April 2015. An aggregate of 16.7 million Common Shares were reserved for issuance pursuant to the 2014 Plan, subject to certain antidilution adjustments. We issue Treasury Shares to satisfy option exercises and award releases and had approximately 15.7 million Common Shares reserved and available for issuance under the 2005 and 2014 Plans at December 31, 2019.
Pursuant to the 2014 Plan, stock rights, which include options to purchase our Common Shares, stock grants and stock-based awards, may be granted to employees and consultants of QIAGEN and its subsidiaries and to Supervisory Directors. Options granted pursuant to the 2014 Plan may either be incentive stock options within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended (the Code), or non-qualified stock options. Options granted to members of the Supervisory Board and the Managing Board must have an exercise price that is higher than the market price at the time of grant. Generally, the stock rights and incentive stock options, as well as non-qualified options, stock grants and stock-based awards have terms of up to five or ten years, subject to earlier termination in the event of death, disability or other termination of employment. The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control, as defined in the agreements under the 2014 Plan.
The Plan is administered by the Compensation Committee of the Supervisory Board, which selects participants from among eligible employees, consultants and directors and determines the number of shares subject to the stock-based award, the length of time the award will remain outstanding, the manner and time of the award's vesting, the price per share subject to the award and other terms and conditions of the award consistent with the Plan. The Compensation Committee's decisions are subject to the approval of the Supervisory Board.

The Compensation Committee has the power, subject to Supervisory Board approval, to interpret the plans and to adopt such rules and regulations (including the adoption of “sub plans” applicable to participants in specified jurisdictions) as it may deem necessary or appropriate. The Compensation Committee or the Supervisory Board may at any time amend the plans in any respect, subject to Supervisory Board approval, and except that (i) no amendment that would adversely affect the rights of any participant under any option previously granted may be made without such participant's consent and (ii) no amendment shall be effective prior to shareholder approval to the extent such approval is required to ensure favorable tax treatment for incentive stock options or to ensure compliance with Rule 16b-3 under the United States Securities Exchange Act of 1934, as amended (the Exchange Act) at such times as any participants are subject to Section 16 of the Exchange Act.
As of January 31, 2020, there were 0.7 million options outstanding with exercise prices ranging between $14.91 and $22.25 and expiring between May 31, 2020 and May 31, 2023. The exercise price of the options is the fair market value of the Common Shares as of the date of grant or a premium above fair market value. Additionally, there were 5.2 million stock unit awards outstanding as of January 31, 2020. These awards will be released between February 26, 2020 and May 31, 2028. As of January 31, 2020, options to purchase 0.1 million Common Shares and 1.0 million stock unit awards were held by the officers and directors of QIAGEN, as a group.
Further detailed information regarding stock options and awards granted under the plan can be found in Note 22 "Share-Based Payments" included in the Consolidated Financial Statements.
Independence
Unlike the New York Stock Exchange listing standards which require a majority of the Supervisory Board members to be independent, the Dutch Corporate Governance Code distinguishes between certain independence criteria which may be fulfilled by not more than one Supervisory Board Members (as e.g. prior employment with the Company, receiving personal financial an important business relationship with the Company) and other criteria which may not be fulfilled by more than the majority of the Supervisory Board members. In some cases the Dutch independence requirement is more stringent, such as by requiring a longer “look back” period (five years) for former executive directors. In other cases, the New York Stock Exchange rules are more stringent, such as a broader definition of disqualifying affiliations. Currently, all members of our Supervisory Board are “independent” under both the New York Stock Exchange and Dutch definitions.
Risk Management
Reference is made to the discussion in the section "Principle Risks and Uncertainties" above.
Disclosure Controls and Procedures
Our Managing Director, with the assistance of other members of management, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. Based on that evaluation, they concluded that as of December 31, 2019, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file is recorded, processed, summarized and reported in a timely manner and is accumulated and communicated to our management, including our Managing Directors, as appropriate to allow timely decisions regarding required disclosure.
There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, no matter how well designed, such as the possibility of human error and the circumvention or overriding of the controls and procedures. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance of achieving their control objectives. In addition, any determination of effectiveness of controls is not a projection of any effectiveness of those controls to future periods, as those controls may become inadequate because of changes in conditions or the degree of compliance with the policies or procedures may deteriorate.

Report of Management on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s system of internal controls over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements in accordance with International Financial Reporting Standards.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even when determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019. In making this assessment, management used the updated criteria set forth in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.
Based on our assessment under the COSO Internal Control-Integrated Framework, management believes that, as of December 31, 2019, our internal control over financial reporting is effective.
Changes in Internal Control over Financial Reporting
There has been no change in our internal control over financial reporting during December 31, 2019 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Independent Auditors
In accordance with the requirements of Dutch law, our independent registered public accounting firm for our statutory consolidated financial statements prepared in accordance with International Financial Reporting Standards as adopted by the European Union and filed with the Netherlands Authority for the Financial Markets (AFM), is appointed, and may be removed by, the General Meeting. The Supervisory Board nominates a candidate for the appointment as external auditor, for which purpose both the Audit Committee and the Managing Board advise the Supervisory Board. At the Annual General Meeting in 2019, KPMG Accountants N.V. was appointed as external auditor for the Company for 2019 year. The external auditor is invited to attend the meeting of the Supervisory Board at which the statutory financial statements prepared in accordance with International Financial Reporting Standards and filed with the AFM shall be approved and is furthermore invited to attend the General Meeting at which the statutory financial statements are adopted and may be questioned by the General Meeting on its statement on the fairness of our annual accounts prepared in accordance with International Financial Reporting Standards.
Following the appointment of KPMG Accountants N.V. for the audit of our statutory consolidated financial statements, the external auditor for our consolidated financial statements prepared under U.S. generally accepted accounting principles is KPMG AG Wirtschaftsprüfungsgesellschaft who audited the consolidated financial statements as of and for the year ended December 31, 2019 contained in this annual report.
The remuneration of the external auditor, and instructions to the external auditor to provide non-audit services, shall be approved by the Supervisory Board on the recommendation of the Audit Committee and after consultation with the Managing Board. At least once every four years, the Supervisory Board and the Audit Committee shall conduct a thorough assessment of the functioning of the external auditor. The main conclusions of this assessment shall be communicated to the General Meeting for the purposes of assessing the nomination for the appointment of the external auditor.
Whistleblower Policy and Code of Conduct
We have a formal Whistleblower Policy concerning the reporting of alleged irregularities within QIAGEN of a general, operational or financial nature. Furthermore, we have a published Code of Conduct that outlines business principles for our employees and rules of conduct. The Code of Conduct can be found on our website at www.qiagen.com.
Anti-Takeover Measures
In 2004, the Supervisory Board granted an option to the Dutch Foundation Stichting Preferente Aandelen QIAGEN that allows the Foundation to acquire preference shares from QIAGEN if (i) a person has (directly or indirectly) acquired or has expressed a desire to acquire more than 20% of our issued share capital, or (ii) a person holding at least a 10% interest in the share capital has been designated as a hostile person by our Supervisory Board. The option enables the Foundation to acquire preference shares equal to the number of our outstanding common shares at the time of the relevant exercise of the right, less one share. When exercising the option and exercising its voting rights on these shares, the Foundation must act in the interest of QIAGEN and the interests of our stakeholders. No preference shares are currently outstanding.
Dutch Corporate Governance Code - Comply or Explain
The corporate governance structure and compliance with the Dutch Code is the joint responsibility of the Managing Board and the Supervisory Board. They are accountable for this responsibility to the General Meeting. We continue to seek ways to improve our corporate governance by measuring itself against international best practice. The Dutch Code was last amended on December 8, 2016, and can be found at www.commissiecorporategovernance.nl.
Non-application of a specific best practice provision is not in itself considered objectionable by the Dutch Code and may well be justified because of particular circumstances relevant to a company. In accordance with Dutch law, we disclose in our Annual Report the application of the Dutch Code's principles and best practice provisions.
To the extent that we do not apply certain principles and best practice provisions, or do not intend to apply these in the current or the subsequent year, we state the reasons.

We take a positive view of the Dutch Code and apply nearly all of the best practice provisions. However, we prefer not to apply some provisions due to the international character of our business as well as the fact - acknowledged by the Commission that drafted the Dutch Code - that existing contractual agreements between QIAGEN and individual members of the Managing Board cannot be set aside at will.

The following provides an overview of exceptions that we have identified:
1.Best practice provision 2.2.2 recommends that a supervisory board member is appointed for a period of four years. A member may be reappointed for a term of additional two years, which appointment may be extended by at most two years.
Members of the Supervisory Board are appointed annually for a one-year period beginning on the day following the General Meeting up to and including the day of the General Meeting held in the following year. Further, Dr. Metin Colpan has joined the Supervisory Board in 2004. We value the profound industry experience of Dr. Colpan and his in-depth knowledge of QIAGEN. QIAGEN therefore supports the reappointment of Dr. Colpan beyond the eight-year term as recommended by the Dutch Code.

2.Best practice provision 2.1.5 recommends that the Supervisory Board should draw up a diversity policy for the composition of the Management Board, the Supervisory Board and, if applicable, the Executive Committee. The policy should address concrete targets relating to diversity and the diversity aspects to the Company, such as nationality, age, gender and education and work background.
While QIAGEN strives for a diverse composition of the Supervisory Board, Managing Board, Executive Committee and in all other management levels of the Company, we do not consider the definition of concrete targets relating to diversity useful. We are committed to creating an environment where all individuals have the opportunity to grow and contribute to our progress, regardless of their age, educational background, gender, nationality, physical abilities, race and ethical background, religion, or sexual orientation. We consider it to be a key success factor on the path to achieving our mission and goals. Individuals and teams alike understand the diverse needs of our customers, identify and realize cross-functional opportunities for our business areas, and can quickly adapt to a fast changing environment. In 2019, our multicultural workforce was composed of at least 70 nationalities with an average age of 40.3. With 49% women, we are well balanced in terms of gender on an aggregate levelInformation on the composition of our Managing and Supervisory Boards can be found above and more information on gender diversity within the Managing and Supervisory Board can be found about under the section "Diversity within the Managing Board and Supervisory Board."
3.Best practice provision 3.1.2 vi. recommends that when formulating the remuneration policy, it should be considered that shares awarded to management board should be held for a period of at least five years.
Pursuant to the Company’s Remuneration Policy, long-term equity-based grants to members of the Managing Board under the 2014 Plan primarily consist of an award of performance stock units, i.e. long-term incentive awards which are dependent upon the achievement of pre-defined performance goals. Grants of restricted stock units, which are based on time vesting only, are no longer to be granted on a regular basis and shall be reserved for use as special equity incentive rewards in certain situations. Performance stock units and restricted stock units granted until February 2018 are basically structured so that 40% of a grant vests after three years, 50% after five years and the remaining 10% after ten years. Grants of performance stock units and restricted stock units granted after February 2018 vest 40% after three years, 60% after five years. In 2019, the members of the Managing Board elected to receive in lieu of their 2018 cash bonus the value earned in the year in performance stock units which vest over five years from the grant date.
4.Best practice provision 3.2.3 recommends that the maximum remuneration in the event of dismissal of a management board member may not exceed one year's salary (the "fixed" remuneration component).
Our Managing Board members have entered into employment agreements with QIAGEN N.V. and some QIAGEN affiliates for which they hold managing positions. In case of termination of an agreement without serious cause as defined by the applicable law, the respective affiliate would remain obliged to compensate the Managing Board member for the remaining term of the employment agreement. QIAGEN believes that these contractual arrangements are well justified due to the long tenures of the Managing Board members.
5.Best practice provision 2.2.4 recommends that the supervisory board should draw up a retirement schedule in order to avoid, as far as possible, a situation in which many supervisory board members retire simultaneously. The retirement schedule should be made generally available and should be posted on the company’s website.
The Supervisory Board follows the practice to discuss retirement plans of individual members early to proactively manage continuity within the Supervisory Board. QIAGEN believes that this practice provides a more flexible and better succession planning than a fixed retirement schedule.

6.Best practice provision 3.3.2 recommends that a supervisory board member may not be granted any shares and/or  rights to shares by way of remuneration.
QIAGEN has granted stock options to the members of the Supervisory Board as a remuneration component since its establishment until 2013 when we stopped granting stock options. Since 2007, Supervisory Board members have been granted restricted stock units. We believe that the reasonable level of equity-based compensation which we practice allows a positive alignment of shareholder interests with the other duties of the Supervisory Board and that this practice is necessary to attract and retain Supervisory Board members as the granting of share-based compensation to Supervisory Board members is a common practice in our industry

NYSE Exemptions
Exemptions from the NYSE corporate governance standards are available to foreign private issuers, such as QIAGEN when those standards are contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer’s country of domicile. In connection with QIAGEN’s listing on the NYSE, the NYSE accepted QIAGEN's exemptions from certain corporate governance standards that are contrary to the laws, rules, regulations or generally accepted business practices of The Netherlands. These exemptions and the practices followed by QIAGEN are described below:

•QIAGEN is exempt from NYSE’s quorum requirements applicable to meetings of ordinary shareholders. In keeping with the law of The Netherlands and generally accepted business practices in The Netherlands, QIAGEN’s Articles of Association provide that there are no quorum requirements generally applicable to meetings of the General Meeting.
•QIAGEN is exempt from NYSE’s requirements that shareholder approval be obtained prior to the establishment of, or material amendments to, stock option or purchase plans and other equity compensation arrangements pursuant to which options or stock may be acquired by directors, officers, employees or consultants. QIAGEN is also exempt from NYSE’s requirements that shareholder approval be obtained prior to certain issuances of stock resulting in a change of control, occurring in connection with acquisitions of stock or assets of another company or issued at a price less than the greater of book or market value other than in a public offering. QIAGEN’s Articles of Association do not require approval of the General Meeting prior to the establishment of a stock plan. The Articles of Association also permit the General Meeting to grant the Supervisory Board general authority to issue shares without further approval of the General Meeting. QIAGEN’s General Meeting has granted the Supervisory Board general authority to issue up to a maximum of our authorized capital without further approval of the General Meeting. QIAGEN plans to seek approval of the General Meetings for stock plans and stock issuances only where required under the law of The Netherlands or under QIAGEN’s Articles of Association.

Corporate Governance Statement
This is a statement concerning corporate governance as referred to in article 2a of the decree on additional requirements for annual reports (Vaststellingsbesluit nadere voorschriften inhoud jaarverslag) effective as of January 1, 2010 (the “Decree”). The information required to be included in this corporate governance statement as described in articles 3, 3a and 3b of the Decree can be found in the following sections of this Annual Report:
•The information concerning compliance with the Dutch Corporate Governance Code (published at  www.commissiecorporategovernance.nl), as required by article 3 of the Decree, can be found in the relevant sections under "Corporate Governance Report" in this Annual Report;
•The information concerning QIAGEN's risk management and control frameworks relating to the financial reporting process, as required by article 3a sub a of the Decree, can be found in the relevant sections under "Corporate Governance Report" in this Annual Report;
•The information regarding the functioning of QIAGEN's General Meeting of Shareholders, and the authority and rights of QIAGEN's shareholders, as required by article 3a sub b of the Decree, can be found in the relevant sections under "Corporate Governance Report" in this Annual Report;
•The information regarding the composition and functioning of QIAGEN's Managing Board, the Supervisory Board and its committees, as required by article 3a sub c of the Decree, can be found in the relevant sections under "Corporate Governance Report " and the Report of the Supervisory Board in this Annual Report;
•The information concerning the inclusion of the information required by the Decree Article 10 EU Takeover Directive, as required by article 3b of the Decree, can be found in the relevant sections under "Corporate Governance Report" in this Annual Report;
•The information concerning the powers to issue and repurchase shares can be found under "Shareholdings and Other Information" in this Annual Report.
Requirements – Germany
QIAGEN is required, as a company of which the shares are listed on the Frankfurt Stock Exchange, to follow the applicable German capital market laws, in particular the Wertpapierhandelsgesetz.
Requirements – the United States
QIAGEN’s shares are listed on the New York Stock Exchange (NYSE) and must therefore comply with such of the requirements of US legislation, such as the Sarbanes-Oxley Act of 2002, regulations enacted under US securities laws and the listing standards of the NYSE as are applicable to foreign private issuers.

Responsibility Statement of the Managing Board
In accordance with best practice II.1.5 of the Dutch corporate governance code of December 2008, taking into account the recommendation of the Corporate Governance Code Monitoring Committee on the application thereof, the Managing Board confirms that internal controls over financial reporting provide a reasonable level of assurance that the financial reporting does not contain any material inaccuracies, and confirms that these controls functioned properly in the year under review and that there are no indications that they will not continue to do so. The financial statements fairly represent the Company's financial condition and the results of the Company's operations and provide the required disclosures.
It should be noted that the above does not imply that these systems and procedures provide absolute assurance as to the realization of operational and strategic business objectives, or that they can prevent all misstatements, inaccuracies, errors, fraud and non-compliances with legislation, rules and regulations.
In accordance with Article 5.25c of the Financial Markets Supervisory Act, and in view of all of the above the managing board confirms that, to the best of its knowledge, the financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the annual report includes a fair review of the position at the balance sheet date and the development and performance of the business during the financial year together with a description of the principal risks and uncertainties that the Company faces.
QIAGEN N.V.

Roland Sackers
Chief Financial Officer

QIAGEN N.V.

CONSOLIDATED FINANCIAL STATEMENTS

QIAGEN N.V.
CONSOLIDATED BALANCE SHEETS
(in thousands)

	Note	December 31, 2019	December 31, 2018

Assets
Current assets:
Cash and cash equivalents	(3)	$622,486	$1,159,079
Restricted cash	(3)	5,743	—
Current financial assets	(7)	107,118	214,568
Trade accounts receivable	(8)	376,281	351,612
Income taxes receivable		42,119	34,936
Inventories	(3)	170,704	162,912
Fair value of derivative financial instruments	(25, 26)	107,868	102,754
Other current assets	(9)	79,490	89,795
Total current assets		1,511,809	2,115,656
Non-current assets:
Property, plant and equipment	(10)	356,100	340,012
Goodwill	(12)	2,166,213	2,134,125
Other intangible assets	(12)	750,599	674,997
Right-of-use assets	(13)	56,041	—
Equity accounted investments	(11)	9,729	14,845
Non-current financial assets	(7)	94,187	81,639
Deferred tax assets	(17)	77,610	57,851
Fair value of derivative financial instruments	(25, 26)	192,266	295,363
Other non-current assets	(9)	49,700	83,329
Total non-current assets		3,752,445	3,682,161
Total assets		$5,264,254	$5,797,817
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements F-1

QIAGEN N.V.
CONSOLIDATED BALANCE SHEETS
(in thousands, except par value)

	Note	December 31, 2019	December 31, 2018

Liabilities and equity
Current liabilities:
Current financial debts	(16)	$285,244	$503,589
Trade and other accounts payable		84,767	69,415
Provisions	(14)	8,129	4,237
Income tax payable		34,082	30,047
Fair value of derivative financial instruments	(25, 26)	103,175	107,027
Other current liabilities	(15)	436,097	258,780
Total current liabilities		951,494	973,095
Non-current liabilities:
Non-current financial debts	(16)	1,418,634	1,671,811
Deferred tax liabilities	(17)	28,486	70,617
Fair value of derivative financial instruments	(25, 26)	435,592	614,200
Other non-current liabilities	(15)	106,201	89,279
Total non-current liabilities		1,988,913	2,445,907
Equity:
Common Shares, 0.01 EUR par value, authorized —410,000 shares, issued — 230,829 shares in 2019 and 2018	(18)	2,702	2,702
Share premium		1,790,504	1,727,922
Retained earnings	(18)	948,186	1,133,682
Reserves		(305,579)	(306,588)
Less treasury shares, at cost — 3,077 and 5,320 shares in 2019 and 2018, respectively	(18)	(111,966)	(178,903)
Total equity		2,323,847	2,378,815
Total liabilities and equity		$5,264,254	$5,797,817

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements F-2

QIAGEN N.V.
CONSOLIDATED INCOME STATEMENTS
(in thousands, except per share data)

		Years ended December 31,
	Note	2019	2018
Net sales	(4, 21)	$1,526,424	$1,501,848
Cost of sales:
Cost of sales		(457,093)	(452,126)
Acquisition-related intangible amortization		(71,689)	(56,943)
Total cost of sales		(528,782)	(509,069)
Gross profit		997,642	992,779
Operating expenses:
Other operating income		12,542	29,764
Research and development expense		(144,013)	(157,877)
Sales and marketing expense		(421,571)	(431,313)
General and administrative expense		(130,999)	(104,568)
Restructuring, acquisition, integration and other, net	(6)	(199,722)	(35,135)
Long-lived asset impairments	(6)	(154,828)	(7,987)
Other operating expense		(8,585)	(13,117)
Total operating expenses, net	(10, 12, 23)	(1,047,176)	(720,233)
(Loss) income from operations		(49,534)	272,546
Financial income		22,113	20,851
Financial expense	(16)	(75,756)	(67,293)
Foreign currency losses, net		(5,667)	(12,257)
Gain from equity accounted investments	(11)	2,083	2,592
Other financial expense, net	(26)	(9,960)	(69,544)
Total finance expense, net		(67,187)	(125,651)
(Loss) income before income taxes		(116,721)	146,895
Income taxes	(17)	46,951	(42,001)
Net (loss) income		$(69,770)	$104,894

Basic (loss) earnings per common share	(19)	$(0.31)	$0.46
Diluted (loss) earnings per common share	(19)	$(0.31)	$0.45

Weighted average shares outstanding (in thousands)
Basic	(19)	226,777	226,640
Diluted	(19)	226,777	233,456
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements F-3

QIAGEN N.V.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(in thousands)

		Years ended December 31,
	Note	2019	2018
Net (loss) income		$(69,770)	$104,894
Other comprehensive income (loss) not reclassified to profit or loss in subsequent periods:
(Loss) gain on pensions, before tax		(796)	1,325
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Foreign currency translation adjustments, before tax		(12,172)	(108,486)
Gains on cash flow hedges, before tax	(26)	11,547	11,368
Reclassification adjustments on cash flow hedges, before tax	(26)	(3,888)	(9,774)
Net investment hedge	(26)	5,505	13,839
Other comprehensive income (loss), before tax		196	(91,728)
Income tax relating to components of other comprehensive income (loss)		813	460
Total other comprehensive income (loss), after tax		1,009	(91,268)
Comprehensive (loss) income		$(68,761)	$13,626
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements F-4

QIAGEN N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

		Years ended December 31,
	Note	2019	2018
Net (loss) income		$(69,770)	$104,894
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	(10, 12)	239,361	214,547
Non-cash impairments	(6)	159,627	17,020
Amortization of debt discount and issuance costs		40,763	36,393
Deferred income taxes	(17)	(66,879)	(12,990)
Share based compensation	(23)	65,893	40,113
Loss (gain) on financial assets	(7)	2,867	(2,725)
Reversals of contingent consideration		(10,433)	—
Other non-cash items, including fair value changes in derivatives	(16, 26)	8,881	58,470
Changes in operating assets and liabilities:
Accounts receivable	(8)	(30,742)	(41,813)
Inventories	(3)	(30,028)	(36,918)
Other current assets		28,345	(9,942)
Other non-current assets		(157)	(29,883)
Accounts payable		9,252	6,993
Accrued and other liabilities	(15)	52,611	1,153
Other non-current liabilities		(14,293)	15,911
Income taxes	(17)	31,805	39,489
Interest paid		(31,311)	(25,902)
Interest received		22,710	17,978
Income taxes paid, net of refunds		(41,474)	(29,317)
Net cash provided by operating activities		367,028	363,471
Cash flows from investing activities:
Purchases of property, plant and equipment	(10)	(60,581)	(55,774)
Purchases of intangible assets	(12)	(214,303)	(94,989)
Development expenses	(12)	(13,342)	(3,975)
Purchases of financial assets	(7)	(293,959)	(568,002)
Proceeds from financial assets	(7)	396,098	691,765
Purchase of investments	(11)	(5,170)	(9,398)
Cash paid for acquisitions, net of cash acquired	(5)	(68,058)	(172,832)
Proceeds from divestiture	(5)	1,000	16,394
Cash paid for collateral asset		22,685	(3,461)
Other investing activities		(1,328)	(15,059)
Net cash used in investing activities		(236,958)	(215,331)
Cash flows from financing activities:
Proceeds from issuance of cash convertible notes, net of issuance costs	(16)	—	494,879
Purchase of call option related to cash convertible notes	(16)	—	(97,277)
Proceeds from issuance of warrants	(16)	—	72,406
Proceeds from exercise of call option related to cash convertible notes	(16)	134,737	—
Payment of intrinsic value of cash convertible notes	(16)	(133,763)	—
Repayment of long-term debt	(16)	(506,400)	—
Principal payments on leases	(13)	(22,666)	(1,308)
Proceeds from issuance of common shares		2,075	4,412
Tax withholding related to vesting of stock awards		(49,998)	—
Purchase of treasury shares	(18)	(74,450)	(104,685)
Other financing activities		(11,281)	(8,019)
Net cash (used in) provided by financing activities		(661,746)	360,408
Effect of exchange rate changes on cash and cash equivalents and restricted cash		826	(7,183)
Net (decrease) increase in cash and cash equivalents and restricted cash		(530,850)	501,365
Cash and cash equivalents, beginning of period		1,159,079	657,714
Cash and cash equivalents and restricted cash, end of period		$628,229	$1,159,079
The accompanying notes are an integral part of these consolidated financial statements.
Consolidated Financial Statements F-5

Consolidated Financial Statements F-

QIAGEN N.V.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in thousands)

		Common Shares		Share premium	Retained earnings	Cash flow hedge reserve	Revaluation reserve	Pension reserve	Foreign currency translation	Treasury Shares		Total equity
	Note	Shares	Amount							Shares	Amount
Balance at JANUARY 1, 2018		230,829	$2,702	$1,687,564	$1,071,393	$(30,487)	$(942)	$(878)	$(183,955)	(4,272)	$(118,987)	$2,426,410
IFRS 9 impact of change in accounting policy		—	—	—	(942)	—	942	—	—	—	—	—
IFRS 15 impact of change in accounting policy		—	—	—	(1,306)	—	—	—	—	—	—	(1,306)
Net income		—	—	—	104,894	—	—	—	—	—	—	104,894
Other comprehensive income (loss)		—	—	—	—	15,034	—	754	(107,056)	—	—	(91,268)
Total comprehensive income		—	—	—	104,894	15,034	—	754	(107,056)	—	—	13,626
Purchase of treasury shares	(18)	—	—	—	—	—	—	—	—	(2,871)	(104,685)	(104,685)
Tax benefit of employee stock plans	(22)	—	—	245	—	—	—	—	—	—	—	245
Share-based payments	(22)	—	—	40,113	—	—	—	—	—	—	—	40,113
Employee stock plans	(22)	—	—	—	(40,357)	—	—	—	—	1,823	44,769	4,412
Balance at DECEMBER 31, 2018		230,829	$2,702	$1,727,922	$1,133,682	$(15,453)	$—	$(124)	$(291,011)	(5,320)	$(178,903)	$2,378,815

Balance at JANUARY 1, 2019		230,829	$2,702	$1,727,922	$1,133,682	$(15,453)	$—	$(124)	$(291,011)	(5,320)	$(178,903)	$2,378,815
IFRS 16 impact of change in accounting policy	(13)	—	—	—	(1,322)	—	—	—	—	—	—	(1,322)
Net loss		—	—	—	(69,770)	—	—	—	—	—	—	(69,770)
Other comprehensive income (loss)		—	—	—	—	13,164	—	(437)	(11,718)	—	—	1,009
Total comprehensive loss		—	—	—	(69,770)	13,164	—	(437)	(11,718)	—	—	(68,761)
Purchase of treasury shares	(18)	—	—	—	—	—	—	—	—	(1,987)	(74,450)	(74,450)
Tax benefit of employee stock plans	(22)	—	—	(3,307)	—	—	—	—	—	—	—	(3,307)
Issuance of common shares in connection with conversion of the 2019 Notes and early redemption of 2021 Notes	(22)	—	—	(4)	7,294	—	—	—	—	2,056	68,761	76,051
Share-based payments	(22)	—	—	65,893	—	—	—	—	—	—	—	65,893
Employee stock plans	(22)	—	—	—	(121,698)	—	—	—	—	3,622	123,773	2,075
Tax withholding related to vesting of stock awards	(22)	—	—	—	—	—	—	—	—	(1,448)	(51,147)	(51,147)
Balance at DECEMBER 31, 2019		230,829	$2,702	$1,790,504	$948,186	$(2,289)	$—	$(561)	$(302,729)	(3,077)	$(111,966)	$2,323,847
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements F-

QIAGEN N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED December 31, 2019

1. Corporate Information, Basis of Presentation and Statement of Compliance

QIAGEN N.V. is a public limited liability company ('naamloze vennootschap') under Dutch law with registered office at Hulsterweg 82, 5912 PL Venlo, The Netherlands. QIAGEN N.V., a Netherlands holding company, and subsidiaries (we, our or the Company) is the leading global provider of Sample to Insight solutions that are used by over 500,000 customers worldwide to transform biological materials into valuable molecular insights. Our sample technologies isolate and process DNA, RNA and proteins - the building blocks of life - from blood, tissue and other materials. Assay technologies are used to make these biomolecules visible and ready for analysis. Bioinformatics software and knowledge bases are used to analyze and interpret complex genomic data to report relevant, actionable insights. Automation solutions are used to tie these together in seamless and cost-effective workflows. We provide this portfolio to two major customer classes: Molecular Diagnostics (human healthcare) and Life Sciences comprised of Academia / Applied Testing (life sciences research, forensics and food safety) and Pharma. With approximately 5,100 employees in over 35 locations worldwide, we market our products in more than 130 countries.
The accompanying consolidated financial statements were prepared in accordance with International Financial Reporting standards as endorsed by the European Union (IFRS) and all amounts are presented in U.S. dollars rounded to the nearest thousand, unless otherwise indicated. The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments, contingent consideration and financial assets that have been measured at fair value. The financial statements of the Company have been prepared on the basis of the going concern assumption. Based on our current knowledge and available information, we do not expect COVID-19 to have an impact on our ability to continue as a going concern in the future. The consolidated financial statements also comply with the financial reporting requirements included in Section 9 in Book 2 of the Netherlands Civil Code, as far as applicable.
We undertake acquisitions to complement our own internal product development activities. In 2019, we completed three immaterial acquisitions, including the January 2019 acquisition of N-of-One, Inc, a privately-held U.S. molecular decision support company and pioneer in clinical interpretation services for complex genomic data located in Concord, Massachusetts. On April 27, 2018, we acquired all shares in STAT-Dx Life, S.L. (STAT-Dx), a privately-held company located in Barcelona, Spain and on April 19, 2018, we acquired all remaining shares of a privately held entity in which we held a minority interest. Accordingly, at their respective acquisition dates, all the assets acquired and liabilities assumed were recorded at their respective fair values and our consolidated results of operations include the operating results from the acquired companies from the acquisition dates.
Certain prior year amounts have been reclassified to conform to the current year presentation. Beginning in 2019 in the Consolidated Income Statements, the line item "Acquisition-related intangible amortization" in cost of sales is presented separately. Previously, these amounts were presented together in one line in cost of sales. Additionally beginning in 2019, "Restructuring, acquisition, integration and other, net" and "Long-lived asset impairments" within operating expenses are presented separately. Previously, these amounts were presented together with general and administrative expenses in one line as "General and administrative, restructuring, integration and other, net." These reclassifications had no effect on (loss) income from operations.
The consolidated financial statements of QIAGEN for the year ended December 31, 2019, were authorized for issue in accordance with a resolution of the Supervisory Board on April 29, 2020.

Consolidated Financial Statements F-

2. Effects of New Accounting Policies and Disclosures
Adoption of New and Amended Standards and Interpretations
Effective January 1, 2019, we adopted both the Annual Improvements to IFRS Standards 2015-2017 Cycle and IFRIC 23, Uncertainty over Income Tax Treatments, without impact.
In January 2016, the IASB (International Accounting Standards Board) published IFRS 16 Leases. Under the new guidance, lessees are required to present right-of-use assets and lease liabilities on the balance sheet. This new lease guidance requires that a lessee recognize the following for leases at the commencement date:
•A lease liability, which is a lessee‘s obligation to make lease payments arising from a lease, measured on a discounted basis; and
•A right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term.
We adopted IFRS 16 as per the effective date of January 1, 2019, using the modified retrospective approach and did not restate the comparative periods. Under this approach, the cumulative effect of initially applying the standard was recognized as an adjustment to the opening balance of retained earnings on the date of initial application. As a lessee, the classification of our leases did not change, but we recognized a lease liability and corresponding right-of-use asset on our consolidated balance sheets for all our leases. We elected the package of practical expedients which allows us to not reassess (1) whether existing contracts contain leases, (2) the lease classification for existing leases, and (3) whether existing initial direct costs meet the new definition. We also elected the hindsight practical expedient which permits entities to use hindsight in determining the lease term when transitioning to IFRS 16. Our initial lease liabilities and right- of-use assets totaled $56.4 million and $57.7 million, respectively, as recorded in our condensed consolidated balance sheet as of January 1, 2019, primarily relating to leased office space. The difference between the additional right-of-use assets and lease liabilities was recorded as a $1.3 million adjustment to retained earnings. The standard did not materially impact our consolidated net earnings or cash flows. Further disclosure is found in Note 13 "Leases".
Effective January 1, 2019, we adopted IFRIC 23, Uncertainty over Income Tax Treatments, without impact. IFRIC 23 clarifies the application of the recognition and measurement requirements of IAS 12 when there is uncertainty about the income tax treatment. For recognition and measurement, estimates and assumptions must be made, e.g. whether an estimate is made separately or together with other uncertainties, a most likely amount or expected amount for the uncertainty is used and whether changes have occurred compared to the previous period. The risk of detection from tax authorities is irrelevant for the recognition of uncertain balance sheet items. Accounting is based on the assumption that the tax authorities are investigating the matter in question and that they have all relevant information at their disposal.

New and amended standards and interpretations not yet adopted:
We have not early adopted the following new and amended standards. We intend to adopt the new and amended standards at their effective dates.
The IASB refined its definition of material to make it easier to understand and issued amendments to IAS 1 and IAS 8, Definition of Material. The amendments are effective from 1 January 2020 but may be applied earlier. However, the IASB does not expect significant change – the refinements are not intended to alter the concept of materiality.
Effective January 1, 2020, we will prospectively adopted the IASB issued amendments to IFRS 3, Definition of a Business, to provide more guidance on the definition of a business. The amendments include an election to use a concentration test. This is a simplified assessment that results in an asset acquisition if substantially all of the fair value of the gross assets is concentrated in a single identifiable asset or a group of similar identifiable assets.

3. Summary of Significant Accounting Policies, Estimates and Judgments
Significant Accounting Policies
3.1 Consolidation Principles
The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at December 31, 2019 and for the year then ended.
Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date that such control ceases. An entity is controlled when the Company has power over the entity, exposure or rights to variable returns from its involvement with the entity, and the ability to affect those returns through its power over the entity. In determining whether control exists, potential voting rights must be taken into account if those rights are substantive, in other words they can be exercised on a timely basis when decisions about the relevant activities of the entity are to be taken. Entities consolidated by the Company are referred to as "subsidiaries." The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All
Consolidated Financial Statements F-9

intra-Company balances, income and expenses, unrealized gains and losses and dividends resulting from intra-Company transactions are eliminated in full.
Profit or loss and each component of other comprehensive income are attributed to the owners of the parent and to the noncontrolling interest. Total comprehensive income is attributed to the owners of the parent and to the noncontrolling interest even this results in a deficit balance.
A change in the ownership interest of a subsidiary, without a change of control, is accounted for as an equity transaction.
If the Company loses control over a subsidiary, it derecognizes the assets (including goodwill) and liabilities of the subsidiary, the carrying amount of any noncontrolling interest, the cumulative translation differences, recorded in equity, recognizes the fair value of the consideration received, recognizes the fair value of any investment retained, any surplus or deficit in profit or loss and reclassifies the parent's share of components previously recognized in other comprehensive income to profit or loss.
3.2 Business Combinations and Goodwill
Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value and the amount of any noncontrolling interest in the acquiree. The Company measures the noncontrolling interest in the acquiree at fair-value. Acquisition related costs incurred are expensed.
When the Company acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date.
Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration which is deemed to be an asset or liability will be recognized either in profit or loss or as change to other comprehensive income. If the contingent consideration is classified as equity, it shall not be remeasured until it is finally settled within equity.
Goodwill is initially measured at cost being the excess of the consideration transferred and the amount recognized for noncontrolling interest over the Company's net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized as profit.
After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company's cash generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.
Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.
Management monitors and makes decisions regarding the Company's operations on a functional specific and global level. Therefore, we concluded that the consolidated Company as a whole qualifies as one cash generating unit.
3.3 Equity Accounted Investments
Investments in entities in which the Company has significant influence, generally participations of 20% or more of the voting power, but over which it does not exercise management control are accounted for using the equity method.
Under the equity method, the investment is carried in the statement of financial position at cost plus post acquisition changes in the Company's share of net assets of the associate.
After application of the equity method, the Company determines whether it is necessary to recognize an additional impairment loss on the Company's investment. The Company determines at each reporting date whether there is any objective evidence that the investment is impaired. If this is the case the Company calculates the amount of impairment as the difference between the recoverable amount of the investment and its carrying value and recognizes the amount in the income statement.
Upon loss of significant influence over the associate, the Company measures and recognizes any retaining investment at its fair value.
3.4 Foreign Currency Translation
The Company's presentation currency is the U.S. dollar (US$) which is also the parent company's functional currency. The subsidiaries' functional currencies are the local currency of the respective country with the exception of QIAGEN U.S. Finance Holdings (Luxembourg) SARL and QIAGEN Finance (Ireland) Ltd. which functional currencies are the U.S. dollar. Statements
Consolidated Financial Statements F-10

of financial position prepared in the functional currencies are translated to the presentation currency at exchange rates in effect at the end of the accounting period except for shareholders' equity accounts, which are translated at rates in effect when these balances were originally recorded. Revenue and expense accounts are translated at a weighted average of exchange rates during the period. The cumulative effect of translation is included in shareholders' equity. On disposal of a subsidiary, such translation differences are recognized in the income statement as part of the gain or loss on sale.
Foreign currency transactions involving monetary assets and liabilities denominated in a currency other than the functional currency of the entity are translated using the exchange rate prevailing at the dates of the transactions. Foreign currency transaction gains and losses realized until settlement are included in the income statement, except for those related to intercompany transactions of a long-term investment nature which represent in substance part of the reporting entity's net investment in a foreign entity; such gains and losses are included in the cumulative foreign currency translation adjustments component of shareholders' equity. The net loss on foreign currency transactions in 2019 was $5.7 million, and in 2018 was$12.3 million.
The exchange rates of key currencies affecting the Company were as follows:

	Closing rate as at December 31,		Annual average rate
(US$ equivalent for one)	2019	2018	2019	2018
Euro (EUR)	1.1234	1.1450	1.1196	1.1813
Pound Sterling (GBP)	1.3204	1.2800	1.2768	1.3356
Swiss Franc (CHF)	1.0350	1.0161	1.0062	1.0228
Australian Dollar (AUD)	0.7023	0.7059	0.6954	0.7478
Canadian Dollar (CAD)	0.7696	0.7337	0.7535	0.7719
Japanese Yen (JPY)	0.0092	0.0091	0.0092	0.0091
Chinese Yuan (CNY)	0.1437	0.1454	0.1448	0.1514
3.5 Revenue Recognition
Beginning January 1, 2018, we recognize revenues when control of promised goods or services transfers to our customers in an amount that reflects the consideration that is expected to be received in exchange for those goods or services. The majority of our sales revenue continues to be recognized when products are shipped to the customers. See Note 4 "Revenue".
Shipping and Handling Income and Costs
Shipping and handling costs charged to customers are recorded as revenue in the period that the related product sale revenue is recorded. Associated costs of shipping and handling are included in sales and marketing expenses. For the years ended December 31, 2019 and 2018, shipping and handling costs totaled $27.9 million and $28.4 million, respectively.
3.6 Operating Expenses
Advertising Costs
The costs of advertising are expensed as incurred and are included as a component of sales and marketing expense. Advertising costs for the years ended December 31, 2019 and 2018 were $8.1 million and $8.1 million, respectively.
General and Administrative
General and administrative expenses primarily represent the costs required to support administrative infrastructure. These costs include licensing costs in connection with continued investments information technology improvements, including cyber security, across the organization as well as personnel in administrative functions.
Restructuring, Acquisition, Integration and Other
We incur indirect acquisition and business integration costs in connection with business combinations. These costs represent incremental costs that we believe would not have been incurred absent the business combinations. Major components of these costs include consulting and related fees incurred to integrate or restructure the acquired operations, payroll and related costs for employees remaining with the Company on a transitional basis and public relations, advertising and media costs for re-branding of the combined organization.
Restructuring costs include personnel costs (principally termination benefits), facility closure and contract termination costs. Termination benefits are recorded when it is probable that employees will be entitled to benefits and the amounts can be reasonably estimated. Estimates of termination benefits are based on the frequency of past termination benefits, the similarity of benefits under the current plan and prior plans, and the existence of statutory required minimum benefits. Facility closure and other costs are recorded when the liability is incurred. The specific restructuring measures and associated estimated costs are based on management's best business judgment under the existing circumstances at the time the estimates are made. If future
Consolidated Financial Statements F-11

events require changes to these estimates, such adjustments will be reflected in the period of the revised estimate. See Note 6 "Restructuring and Impairments" for the details.
Research and Development
Research costs are expensed as incurred. Development expenditures on an individual project are recognized as an intangible asset when the Company can demonstrate:
•The technical feasibility of completing the intangible asset so that it will be available for use or sale.
•Its intention to complete and its ability to use or sell the asset.
•How the asset will generate probable future economic benefits.
•The availability of resources to complete the asset and to use or sell the intangible asset.
•The ability to measure reliably the expenditure during development.
Following initial recognition of the development expenditure as an asset, the cost model is applied requiring the asset to be carried at cost less any accumulated amortization and accumulated impairment losses.
Amortization of the asset begins when development is complete and the asset is available for use. It is amortized over the period of expected future benefit. Amortization is recorded in cost of sales. During the period of development, the asset is tested for impairment annually. The capitalized expenses are amortized on a straight-line basis over their estimated useful lives (between three and five years).
3.7 Government Grants
We recognize government grants when there is reasonable assurance that all conditions will be complied with and the grant will be received. Our government grants generally represent subsidies for specified activities and are therefore recognized when earned as a reduction of the expenses recorded for the activity that the grants are intended to compensate. Thus, when the grant relates to research and development expense, the grant is recognized over the same period that the related costs are incurred. Otherwise, amounts received under government grants are recorded as liabilities in the statement of financial position. When the grant relates to an asset, the value of the grant is deducted from the carrying amount of the asset and recognized over the same period that the related asset is depreciated or amortized.
The Company has received cost grants and investment grants. In 2019, the Company recorded income from government grants in the amount of $1.4 million (2018: $1.2 million). As of December 31, 2019, liabilities in the amount of $0.3 million (2018: $1.0 million) are recorded with respect to grants which have been received but for which not all conditions have been met.
3.8 Borrowing Costs
Borrowing costs directly attributable to the acquisition, construction or production of an asset that takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the respective assets (qualifying asset) when such borrowing costs are significant. All other borrowing costs are expensed in the period they occur.
3.9 Post-Employment Benefits
The Company operates a number of defined benefit and defined contribution plans. For defined benefit plans, the Company provides for benefits payable to their employees on retirement by charging current service costs to income. The defined benefit liability comprises the present value of the defined benefit obligation less past service cost and actuarial gains and losses not yet recognized and less the fair value of plan assets out of which the obligations are to be settled directly. The Company's contributions to the defined contribution pension plans are charged to the income statement in the year to which they relate. Refer to Note 23 "Employee Benefits and Personnel Costs" for more details.
3.10 Share-Based Payments
The Company has a stock option plan, which is described in detail under Note 22 "Share-Based Payments". A compensation charge is calculated at the date the options are granted. This charge is recognized over the stock option's vesting period. When the option is exercised, the proceeds received net of any transaction costs are credited to share capital and share premium.
3.11 Taxation
Taxes reported in the consolidated income statements include current and deferred income taxes.
Current income tax
Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, by the reporting date, in the countries where the Company operates and generates taxable income.
Consolidated Financial Statements F-12

Current income tax relating to items recognized directly in equity is recognized in equity and not in the income statement. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.
Deferred tax
Deferred tax is provided using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.
Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.
Deferred tax relating to items recognized outside profit or loss is recognized outside profit or loss. Deferred tax items are recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity.
Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.
Income tax exposure
Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. Given the wide range of international business relationships and the long-term nature and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to tax income and expense already recorded.
The Company establishes provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective counties in which it operates. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences of Interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective Company's domicile.
3.12 Financial Instruments
Recognition and initial measurement
The Company's financial assets include cash and short-term deposits, trade and other receivables, loan and other receivables, quoted and unquoted financial instruments, and derivative financial instruments. The Company's financial liabilities include trade and other payables, bank overdraft, loans and borrowings, and derivative financial instruments.
Trade receivables and debt securities issued are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the Company becomes a party to the contractual provisions of the instrument.
A financial asset (unless it is a trade receivable without a significant financing component) or financial liability is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.
3.13 Financial Instruments - Classification and Subsequent Measurement
Financial assets
On initial recognition, a financial asset is classified as measured at: amortized costs; FVOCI - debt investment; FVOCI - equity investment; or FVTPL.
Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.
A financial asset is measured at amortized cost if if meets both of the following conditions and is not designated as an FVTPL:
•it is held within a business model whose objective is to hold assets to collect contractual cash flows; and
•its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:
•it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
Consolidated Financial Statements F-13

•its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment's fair value in OCI. This election is made on an investment-by-investment basis.
All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets (see Note 26). On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.
Financial assets - Business model assessment
The Company makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes:
•the stated policies and objectives for the portfolio and the operation of those policies in practice. These include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realizing cash flows through the sale of the assets;
•how the performance of the portfolio is evaluated and reported to the Company’s management;
•the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed;
•how managers of the business are compensated - e.g. whether compensation is based on the fair value of the assets managed or the contractual cash flows collected; and
•the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and expectations about future sales activity.
Transfers of financial assets to third parties in transactions that do not qualify for derecognition are not considered sales for this purpose, consistent with the Company’s continuing recognition of the assets.
Financial assets that are held for trading or are managed and whose performance is evaluated on a fair value basis are measured at FVTPL.
Financial assets - Assessment whether contractual cash flows are solely payments of principal and interest
For the purposes of this assessment, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs (e.g. liquidity risk and administrative costs), as well as a profit margin.
In assessing whether the contractual cash flows are solely payments of principal and interest, the Company considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Company considers:
•contingent events that would change the amount or timing of cash flows;
•terms that may adjust the contractual coupon rate, including variable-rate features;
•prepayment and extension features; and
•terms that limit the Company’s claim to cash flows from specified assets (e.g. non-recourse features).
A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest on the principal amount outstanding, which may include reasonable additional compensation for early termination of the contract. Additionally, for a financial asset acquired at a discount or premium to its contractual par amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued (but unpaid) contractual interest (which may also include reasonable additional compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.
Financial assets - Subsequent measurement and gains and losses
Consolidated Financial Statements F-14

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss. However, see Note 26 for derivatives designated as hedging instruments.
Financial assets at amortised cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.
Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.
Equity investments at FVOCI	These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.
The Company does not hold any debt or equity investments at FVOCI as of December 31, 2019.
Financial liabilities - Classification, subsequent measurement and gains and losses
Financial liabilities are classified as measured at amortized cost or FVTPL. A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss. Any gain or loss on derecognition is also recognized in profit or loss.
See Note 26 for financial liabilities designated as hedging instruments.
3.14 Derecognition
Financial assets
The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.
The Company enters into transactions whereby it transfers assets recognized in its statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognized.
Financial liabilities
The Company derecognizes a financial liability when its contractual obligations are discharged or canceled, or expire. The Company also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.
On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non‑cash assets transferred or liabilities assumed) is recognized in profit or loss.
3.15 Offsetting
Financial assets and financial liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company currently has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.
3.16 Derivative Financial Instruments and Hedge Accounting
The Company holds derivative financial instruments to hedge its foreign currency and interest rate risk exposures. Embedded derivatives are separated from the host contract and accounted for separately if the host contract is not a financial asset and certain criteria are met.
Derivatives are initially measured at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are generally recognized in profit or loss.
Consolidated Financial Statements F-15

At inception of designated hedging relationships, the Company documents the risk management objective and strategy for undertaking the hedge. The Company also documents the economic relationship between the hedged item and the hedging instrument, including whether the changes in cash flows of the hedged item and hedging instrument are expected to offset each other.
Cash flow hedges
When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognised in OCI and accumulated in the hedging reserve. The effective portion of changes in the fair value of the derivative that is recognised in OCI is limited to the cumulative change in fair value of the hedged item, determined on a present value basis, from inception of the hedge. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.
The Company designates only the change in fair value of the spot element of forward exchange contracts as the hedging instrument in cash flow hedging relationships. The change in fair value of the forward element of forward exchange contracts (‘forward points’) is separately accounted for as a cost of hedging and recognized in a costs of hedging reserve within equity.
When the hedged forecast transaction subsequently results in the recognition of a non-financial item such as inventory, the amount accumulated in the hedging reserve and the cost of hedging reserve is included directly in the initial cost of the non-financial item when it is recognized.
For all other hedged forecast transactions, the amount accumulated in the hedging reserve and the cost of hedging reserve is reclassified to profit or loss in the same period or periods during which the hedged expected future cash flows affect profit or loss.
If the hedge no longer meets the criteria for hedge accounting or the hedging instrument is sold, expires, is terminated or is exercised, then hedge accounting is discontinued prospectively. When hedge accounting for cash flow hedges is discontinued, the amount that has been accumulated in the hedging reserve remains in equity until, for a hedge of a transaction resulting in the recognition of a non-financial item, it is included in the non-financial item’s cost on its initial recognition or, for other cash flow hedges, it is reclassified to profit or loss in the same period or periods as the hedged expected future cash flows affect profit or loss.
If the hedged future cash flows are no longer expected to occur, then the amounts that have been accumulated in the hedging reserve and the cost of hedging reserve are immediately reclassified to profit or loss.
Net investment hedges
When a derivative instrument or a non-derivative financial liability is designated as the hedging instrument in a hedge of a net investment in a foreign operation, the effective portion of, for a derivative, changes in the fair value of the hedging instrument or, for a non-derivative, foreign exchange gains and losses is recognised in OCI and presented in the translation reserve within equity. Any ineffective portion of the changes in the fair value of the derivative or foreign exchange gains and losses on the non-derivative is recognized immediately in profit or loss. The amount recognised in OCI is reclassified to profit or loss as a reclassification adjustment on disposal of the foreign operation.
Derivative financial instruments and hedge accounting - Policy applicable before 1 January 2018
The policy applied in the comparative information presented for 2017 is similar to that applied for 2018. However, for all cash flow hedges, including hedges of transactions resulting in the recognition of non-financial items, the amounts accumulated in the cash flow hedge reserve were reclassified to profit or loss in the same period or periods during which the hedged expected future cash flows affected profit or loss. Furthermore, for cash flow hedges that were terminated before 2017, forward points were recognized immediately in profit or loss.
Refer to Note 26 "Financial Risk Factors and Use of Derivative Financial Instruments" for more details.
3.17 Cash and Cash Equivalents and Restricted Cash
Cash and cash equivalents consist of cash on deposit in banks and other cash invested temporarily in various instruments that are short-term and highly liquid, and having an original maturity of less than 90 days at the date of purchase.

(in thousands)	2019	2018
Cash at bank and on hand	$188,408	$208,083
Short-term bank deposits	434,078	950,996
Cash and Cash Equivalents	$622,486	$1,159,079
Restricted cash includes cash that is subject to legal restriction in connection with a tender offer and no available for general operating purposes. As of December 31, 2019, we have $5.7 million of restricted cash.
Consolidated Financial Statements F-16

3.18 Inventories
Inventories are stated at the lower of cost and net realizable value. The moving average method of valuation is used. The cost of work in process and finished goods includes raw materials, direct labor and production overhead expenditure based upon normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business less the cost of completion and distribution expenses. Provisions are established for slow-moving and obsolete inventory.

(in thousands)	2019	2018
Raw materials	$26,077	$25,819
Work in process	45,729	38,659
Finished goods	98,898	98,434
Inventories	$170,704	$162,912
Included in inventories as of December 31, 2019, are $24.8 million (2018: $14.4 million) of inventory provisions. The movement in inventory provisions was recorded under cost of sales. During 2019, inventories in the amount of $187.9 million have been recognized as cost of sales (2018: $180.3 million).
3.19 Property, Plant and Equipment
Property, plant and equipment are stated at cost of acquisition or construction cost less accumulated depreciation and accumulated impairment in value. Depreciation is computed using the straight-line and declining balance methods over the following estimated useful lives of the assets:

Buildings and improvements	5-40 years
Machinery and equipment	3-10 years
Furniture and office equipment	3-10 years
Land is not depreciated. Construction costs include borrowing costs and operating expenses that are directly attributable to items of property, plant and equipment capitalized during construction. Subsequent expenditure on an item of property, plant and equipment is capitalized at cost only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. Repair and maintenance costs are expensed as incurred. Gains and losses on disposal or retirement of items of property, plant and equipment are determined by comparing the proceeds received with the carrying amounts and are included in the consolidated income statements. The asset's residual values, useful lives and methods of depreciation are reviewed, and adjusted if appropriate, at each financial year end.
3.20 Leases
Company as a lessee
Prior to adoption of IFRS 16 on January 1, 2019, leases of property, plant and equipment were classified as either finance or operating leases. Payments made under operating leases, net of any incentive received from the lessor, were charged to earnings on a straight-line basis over the life of the lease.
Starting January 1, 2019, leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the company. The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis.
Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:
•fixed payments, including in-substance fixed payments, less any lease incentives received;
•variable lease payments that are based on an index or a rate;
•amounts expected to be payable to the lessee under residual value guarantees;
•the exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and
•payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.
The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee's incremental borrowing rate at the lease commencement date is used, which is based on an assessment of interest rates the company would have to pay to borrow funds, including the consideration of factors such as the nature of the asset and location, collateral, market terms and conditions, as applicable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made.
Each lease payment is allocated between the liability and finance charges. The interest element of the finance cost is recognized in the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a
Consolidated Financial Statements F-17

change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.
Right-of-use assets are measured at cost comprising the following:
•the amount of the initial measurement of the lease liability;
•any lease payments made at or before the commencement date less any lease incentives received;
•any initial direct costs; and
•restoration costs.
The company determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised. The company applies judgement in evaluating whether it is reasonably certain to exercise the option to renew. That is, it considers all relevant factors that create an economic incentive for it to exercise the renewal.
The company leases various items of real estate, vehicles and other equipment. Rental contracts are typically made for fixed periods but may have extension or termination options.
Company as a lessor
When the company acts as a lessor, it determines at lease inception whether a lease is a finance lease or an operating lease. Leases in which the company does not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases. The company recognizes lease payments received under operating leases as income on a straight-line basis over the lease terms in the Income Statement.
3.21 Intangible Assets
Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is its fair value as at the date of acquisition. Expenditure on acquired technology rights, patents, trademarks and licenses are capitalized as intangible assets when it is probable that future economic benefits will flow to the Company and the cost can be measured reliably. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses.
Amortization expense related to developed technology and patent and license rights acquired in a business combination is included in cost of sales. Amortization of trademarks and customer base acquired in a business combination is recorded in sales and marketing expense. Amortization expenses of intangible assets not acquired in a business combination are recorded within cost of sales, research and development, or sales and marketing line items based on the nature and use of the asset.
The useful lives of intangible assets are assessed as either finite or indefinite. Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the income statement in the expense category consistent with the function of the intangible asset.
Developed technology, patents and license rights, computer software, development costs and other intellectual properties are amortized on a straight-line basis over their estimated useful lives as follows:

Developed technology, patents and license rights	5-15 years
Computer software	3-7 years
Development costs	3-5 years
Other intellectual properties	5-15 years
3.22 Impairment
Impairment of financial assets
The Company recognizes an allowance for expected credit losses (ECLs) for trade receivables, contract assets, and debt investments carried and amortized cost. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the company expects to receive, discounted at an approximation of the original effective interest rate.
ECLs are recognized in two stages. For credit risk exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12 months (12-month ECLs). The company considers a financial asset to be in default when the counterparty is unlikely to pay its credit obligations to the company in full or when the financial asset is past due. For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the
Consolidated Financial Statements F-18

remaining life of the exposure, irrespective of the timing of the default (lifetime ECLs). When determining whether the credit risk of a financial asset has increased significantly since initial recognition, the Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the company's historical experience and informed credit assessment and including forward-looking information, such as forecast economic conditions.
The Company assess the trade receivables allowance by applying the IFRS 9 simplified approach to measuring expected credit losses (ECLs), which uses the lifetime ECL allowance. To measure the ECLs on trade receivables, the Company considers any credit-risk concentration, collective debt risk based on historical losses, specific circumstances considering the market information on a country specific basis, and other forward looking information. Trade receivables are written off when there is no reasonable expectation of recovery of the asset (for example because of bankruptcy).
Impairment of non-financial assets
The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's or cash-generating unit's (CGU) fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or the Company's assets. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators.
Impairment losses are recognized in the income statement in those expense categories consistent with the function of the impaired asset, except for property previously revalued where the revaluation was taken to other comprehensive income. In this case, the impairment is also recognized in other comprehensive income up to the amount of any previous revaluation.
For assets excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Company estimates the asset's or cash-generating unit's recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset's recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the income statement unless the asset is carried at a revalued amount, in which case the reversal is treated as a revaluation increase.
Goodwill
Goodwill is subject to impairment tests annually, as of October 1, or earlier if indicators of potential impairment exist. We assess goodwill for impairment at least annually in the absence of an indicator of possible impairment and immediately upon an indicator of possible impairment.
Impairment is determined for goodwill by assessing the recoverable amount of each cash-generating unit (or Company of cash-generating units) to which the goodwill relates. Where the recoverable amount of the cash generating unit is less than their carrying amount an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.
Intangible assets
Intangible assets with indefinite useful lives are tested for impairment annually as of October 1 either individually or at the cash generating unit level, as appropriate and when circumstances indicate that the carrying value may be impaired.
3.23 Provisions
Provisions are recognized by the Company when a present legal or constructive obligation exists as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation. Where discounting is used, the increase in the provision due to the passage of time is recognized as a financing cost.
Restructuring provisions are recorded in the period in which management has committed to a detailed formal plan, has raised a valid expectation in those affected that it will carry out the restructuring and it becomes probable that a liability will be incurred and the amount can be reasonably estimated. Restructuring provisions comprise lease termination penalties, other penalties and employee termination payments.
Consolidated Financial Statements F-19

3.24 Segment Reporting
We determined that we operate as one operating segment. Our chief operating decision maker (CODM) makes decisions based on the Company as a whole. In addition, we have a common basis of organization and types of products and services which derive revenues and consistent product margins. Accordingly, we operate and make decisions as one cash generating unit.
3.25 Cash Flow Statement
The cash flow statement provides an explanation of the changes in cash and cash equivalents and restricted cash. It is prepared on the basis of a comparison of the statements of financial position as of January 1 and December 31 using the indirect method. Investing and financing transactions that do not require the use of cash or cash equivalents and restricted cash have been excluded from the cash flow statement. In 2019 and 2018 such eliminations primarily related to non-cash impacts from the convertible bonds.
Significant Accounting Estimates and Judgments
The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are described below.
Purchase Price Allocation
The purchase price allocation for acquisitions requires extensive use of accounting estimates and judgments to allocate the purchase price to the identifiable tangible and intangible assets acquired, including in-process research and development, and liabilities assumed based on their respective fair values. An acquisition may include contingent consideration as part of the purchase price. Contingent consideration is accounted for at fair value at the acquisition date with subsequent changes to the fair value being recognized in earnings. Additionally, we must determine whether an acquired entity is considered to be a business or a set of net assets, because a portion of the purchase price can only be allocated to goodwill in a business combination.
We have made several acquisitions in recent years. The purchase prices for the acquisitions were allocated to tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition dates. We engaged an independent third-party valuation firm to assist us in determining the estimated fair values of in-process research and development and identifiable intangible assets. Such a valuation requires significant estimates and assumptions, including but not limited to determining the timing and estimated costs to complete the in-process projects, projecting regulatory approvals, estimating future cash flows, and developing appropriate discount rates. We believe the estimated fair values of contingent consideration and assets acquired and liabilities assumed are based on reasonable assumptions. However, the fair value estimates for the purchase price allocations may change during the allowable allocation period, which is up to one year from the acquisition dates, if additional information becomes available.
Fair Value Measurements
We have categorized our assets and liabilities that are measured at fair value, based on the priority of the inputs to the valuation techniques, in a three-level fair value hierarchy: Level 1 - using quoted prices in active markets for identical assets or liabilities; Level 2 - using observable inputs other than quoted prices; and Level 3 – using unobservable inputs. We primarily apply the market approach for recurring fair value measurements, maximize our use of observable inputs and minimize our use of unobservable inputs. We utilize the mid-point price between bid and ask prices for valuing the majority of our assets and liabilities measured and reported at fair value. In addition to using market data, we make assumptions in valuing assets and liabilities, including assumptions about risk and the risks inherent in the inputs to the valuation technique.
Certain of our derivative instruments, which are classified in Level 2 of the fair value hierarchy, are valued using industry-standard models that consider various inputs, including time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these inputs are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable prices at which transactions are executed in the marketplace.
Certain of our acquisitions involve contingent consideration, the payment of which is contingent on the occurrence of future events. Contingent consideration is classified in Level 3 of the fair value hierarchy and is initially recognized at fair value as a cost of the acquisition. After the acquisition, the contingent consideration liability is remeasured each reporting period. The fair value of contingent consideration is measured predominantly on unobservable inputs such as assumptions about the likelihood of achieving specified milestone criteria, projections of future financial performance, assumed discount rates and assumed weightings applied to potential scenarios in deriving a probability weighted fair value. Significant judgment is used in developing these estimates and assumptions both at the acquisition date and in subsequent periods. If actual events differ from
Consolidated Financial Statements F-20

management's estimates, or to the extent these estimates are adjusted in the future, our financial condition or results of operations could be affected in the period of any change.
For other fair value measurements, we generally use an income approach to measure fair value when there is not a market observable price for an identical or similar asset or liability. This approach utilizes management’s best assumptions regarding expectations of projected cash flows, and discounts the expected cash flows using a commensurate risk-adjusted discount rate.
Impairment of Intangible Assets
Assets are tested or reviewed for impairment in accordance with the accounting policy stated under Note 3.22 "Impairment".
In the fourth quarter of 2019, we performed our annual impairment assessment of goodwill (using data as of October 1, 2019). We performed our goodwill impairment testing on a single cash generating unit basis which is consistent with our reporting structure. Differences in assumptions used in projecting future operating cash flows and cost of funds could have a significant impact on the determination of impairment amounts. In estimating future cash flows, we used our internal five-year projections. Our projections were based on recent sales data for existing products, planned timing of new product launches or capital projects, and customer commitments related to new and existing products. These projections also included assumptions of future production volumes and pricing. Based on the sensitivity analysis performed, we determined that in the event that our estimates of projected future cash flows, growth rates and weighted average cost of capital were too high by 10%, there would still be no impact on the reported value of goodwill. We concluded that no impairment existed at October 1, 2019 or through December 31, 2019.
Due to the numerous variables associated with our judgments and assumptions relating to the valuation of the cash generating unit and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainty, and as additional information becomes known, we may change our estimates.
Development Costs
Development costs are capitalized in accordance with the accounting policy stated under Note 3.6 "Research and Development". Determining the amounts to be capitalized requires management to make assumptions regarding the expected future cash generation of the assets, discount rates to be applied and the expected period of benefits. At least annually, management reviews the carrying amount of projects and assessed whether they were impaired or not.
Income Taxes
The Company is subject to income taxes in numerous jurisdictions that require estimates to be made based on interpretations of laws or regulations. Various internal and external factors, such as changes in tax laws, regulations and rates, changing interpretations of existing tax laws or regulations, future level of research and development spending and changes in overall levels of pre-tax income may have favorable or unfavorable effects on the income tax and deferred tax provisions in the period in which such determination is made.
Deferred tax assets are recognized in accordance with the accounting policy stated in Note 3.11 "Taxation". Deferred tax assets are recognized for net operating loss carry-forwards to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized based upon the likely timing and level of future taxable profits.
Share-Based Payments - Stock Options
The Company utilizes the Black-Scholes-Merton valuation model for estimating the fair value of its stock options as stated under Note 22 "Share-Based Payments". Option valuation models, including Black-Scholes-Merton, require the input of highly subjective assumptions, and changes in the assumptions used can materially affect the grant date fair value of an award.
Share-Based Payments - Restricted Stock Units and Performance Stock Units
Restricted stock units and performance stock units represent rights to receive Common Shares at a future date. The fair market value is determined based on the number of stock units granted and the fair market value of our shares on the grant date. The fair market value at the time of the grant, less an estimate for pre-vesting forfeitures, is recognized in expense over the vesting period. We grant performance-based stock units subject to performance periods of one-year up to three years. Thus the estimates of performance achieved during the performance period may be subject to significant changes from period to period as the performance is completed.

Consolidated Financial Statements F-21

4. Revenue
Nature of Goods and Services
Our revenues are reported net of sales and value added taxes and accruals for estimated rebates and returns and are derived primarily from the sale of consumable and instrumentation products, and to a much lesser extent, from the sale of services, intellectual property and technology. Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration we expect to receive in exchange for those products or services. We enter into contracts that can include various combinations of products and services, which are generally distinct and accounted for as separate performance obligations. The transaction price is allocated to performance obligations based on their relative stand-alone selling prices.
We offer warranties on our products. Certain of our warranties are assurance-type in nature and do not cover anything beyond ensuring that the product is functioning as intended. Based on the guidance in IFRS 15, assurance-type warranties do not represent separate performance obligations. The Company also sells separately-priced service contracts which qualify as service-type warranties and represent separate performance obligations.
We sell our products and services both directly to customers and through distributors generally under agreements with payment terms typically less than 90 days and in most cases not exceeding one year and therefore contracts do not contain a significant financing component.
Consumable and Related Revenue
Consumable Products: In the last three years, revenue from consumable product sales has accounted for approximately 78-80% of our net sales and revenue is recognized when performance obligations under the terms of a contract with a customer are satisfied. The majority of our contracts have a single performance obligation to transfer a product or multiple performance obligations to transfer multiple products concurrently. Accordingly, we recognize revenue when control of the products has transferred to the customer, which is generally at the time of shipment of products as this is when title and risk of loss have been transferred. In addition, invoicing typically occurs at this time so this is when we have a present right to payment. Revenue is measured as the amount of consideration we expect to receive in exchange for transferring products and is generally based upon a negotiated formula, list or fixed price.
Related Revenue: Revenues from related products include software-as-a-service (SaaS), licenses, intellectual property and patent sales, royalties and milestone payments and over the last three years has accounted for approximately 8-10% of our net sales.
SaaS arrangements: Revenue from SaaS arrangements, which allow customers to use hosted software over the contract period without taking possession of the software, is recognized over the duration of the agreement unless the terms of the agreement indicate that revenue should be recognized in a different pattern, for example based on usage.
Licenses: Licenses for on-site software, which allow customers to use the software as it exists when made available, are sold as perpetual licenses or subscriptions. Revenue from on-site licenses are recognized upfront at the point in time at the later of when the software is made available to the customer and the beginning of the license term. When a portion of the transaction price is allocated to a performance obligation to provide support and/or updates, revenue is recognized as the updates/support are provided, generally over the life of the license. Fees from research collaborations include payments for technology transfer and access rights. Royalties from licensees of intellectual property are based on sales of licensed products and revenues are recognized at the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied).
Milestone Payments: At the inception of each companion diagnostic co-development arrangement that includes development milestone payments, which represent variable consideration, we evaluate whether the milestones are probable of being reached and estimate the amount to be included in the transaction price using the most likely amount method. If it is probable that a significant revenue reversal would not occur, the associated milestone value is included in the transaction price. Milestone payments that are not within our control, such as milestones which are achieved through regulatory approvals, are considered to be constrained and excluded from the transaction price until those approvals are received. Revenue is recognized following the input method as this is considered to best depict the timing of the transfer of control. This involves measuring actual hours incurred to date as a proportion of the total budgeted hours of the project. At the end of each subsequent reporting period, the proportion of completion is trued-up. We also re-evaluate the probability of achievement of development milestones and any related constraint on a periodic basis, and if necessary, adjust our estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect revenues and earnings in the period of adjustment.
Instruments
Consolidated Financial Statements F-22

Revenue from instrumentation includes the instrumentation equipment, installation, training and other instrumentation services, such as extended warranty services or product maintenance contracts and over the last three years has accounted for approximately 11-12% of net sales. Revenue from instrumentation equipment is recognized when the customer obtains control of the instrument which is predominantly at the time of delivery or when title has transferred to the customer. Service revenue is recognized over the term of the service period as the customers benefit from the service throughout the service period. Revenue related to services performed on a time-and-materials basis is recognized when performed.
Contract Estimates
The majority of our revenue is derived from contracts (i) with an original expected length of one year or less and (ii) contracts for which we recognize revenue at the amount in which we have the right to invoice as product is delivered. We have elected the practical expedient not to disclose the value of remaining performance obligations associated with these types of contracts.

However, we have certain companion diagnostic co-development contracts to provide research and development activities in which our performance obligations extend over multiple years. As of December 31, 2019, we had $20.4 million of remaining performance obligations for which the transaction price is not constrained related to these contracts which we expect to recognize over the next 12 to 18 months.

Revenue expected to be recognized in any future year related to remaining performance obligations, excluding revenue pertaining to contracts that have an original expected duration of one year or less, contracts where revenue is recognized as invoiced and contracts with variable consideration related to undelivered performance obligations, is not material.

Contract Balances
The timing of revenue recognition, billings and cash collections can result in billed accounts receivable, unbilled receivables (contract assets), and customer advances and deposits (contract liabilities) in the condensed consolidated balance sheet.

Contract assets as of December 31, 2019 and 2018 totaled $5.5 million and $6.9 million, respectively, are included in other current assets in the accompanying condensed consolidated balance sheet and relate to the companion diagnostic co-development contracts discussed above.

Contract liabilities primarily relate to advances or deposits received from customers before revenue is recognized and is primarily related to instrument service and software subscription revenue. As of December 31, 2019 and 2018, contract liabilities totaled $56.2 million and $54.3 million, respectively, of which $48.5 million and $45.3 million is included in other current liabilities, respectively, and $7.7 million and $9.0 million in included in other non-current liabilities, respectively. During the year ended December 31, 2019 and 2018, we satisfied the associated performance obligations and recognized revenue of $48.3 million and $44.5 million, respectively, related to advance customer payments previously received.

Disaggregation of Revenue
We disaggregate our revenue based on product categories and customer class as shown in the tables below for the years ended December 31, 2019 and 2018:

	2019			2018
(in thousands)	Consumables and related	Instruments	Total	Consumables and related	Instruments	Total
Molecular Diagnostics	$665,866	$71,266	$737,132	$649,602	$82,197	$731,799
Life Sciences	688,281	101,011	789,292	665,857	104,192	770,049
Academia / Applied Testing	418,518	69,114	487,632	407,370	72,131	479,501
Pharma	269,763	31,897	301,660	258,487	32,061	290,548
Total	$1,354,147	$172,277	$1,526,424	$1,315,459	$186,389	$1,501,848
Refer to Note 21 "Segment Information" for disclosure of revenue by geographic region.

5. Acquisitions and Divestitures
Business Combinations and Asset Acquisitions
Consolidated Financial Statements F-23

For acquisitions which have been accounted for as business combinations, the acquired companies’ results have been included in the accompanying consolidated statements of income from their respective dates of acquisition. Our acquisitions have historically been made at prices above the fair value of the acquired net assets, resulting in goodwill, due to expectations of synergies of combining the businesses. These synergies include use of our existing infrastructure, such as sales force, shared service centers, distribution channels and customer relations; to expand sales of an acquired business' products; use of the infrastructure of the acquired businesses to cost-effectively expand sales of our products; and elimination of duplicative facilities, functions and staffing.
If the acquired net assets do not constitute a business under the acquisition method of accounting, the transaction is accounted for as an asset acquisition and no goodwill is recognized. In an asset acquisition, the amount allocated to acquired IPR&D is recognized and measured based on its relative fair value in relation to the cost of the group of assets as a whole at the acquisition date.
2019 Business Combinations
In January 2019, we completed the acquisition of N-of-One, Inc, a privately-held U.S. molecular decision support company and pioneer in clinical interpretation services for complex genomic data located in Concord, Massachusetts. The cash consideration, net of cash acquired, was $24.5 million. This acquisition was not significant to the overall consolidated financial statements and as of December 31, 2019, the allocation of the purchase price was final. The acquisition did not have a material impact to net sales, net income or earnings per share and therefore no pro forma information has been provided herein.
In the third quarter of 2019, we acquired two additional companies for total cash consideration, net of cash acquired, of $43.5 million. The purchase price allocations for these acquisitions are preliminary and are based upon preliminary estimates which used information that was available to management at the time the financial statements were prepared and these estimates and assumptions are subject to change within the measurement period, up to one year from the acquisition date. Accordingly, the allocation may change. We continue to gather information about the assets and liabilities acquired, including the acquired tax balance. These acquisitions were not significant to the overall consolidated financial statements and the acquisitions did not have a material impact to net sales, net income or earnings per share, no pro forma information has been provided herein.

2018 Business Combination
In April 2018, we acquired all shares in STAT-Dx Life, S.L. (STAT-Dx), a privately-held company located in Barcelona, Spain, which is developing the next generation of multiplex diagnostics for one-step, fully integrated molecular analysis of common syndromes using a novel system based on real-time PCR technology and proven QIAGEN chemistries.
The cash consideration totaled $148.8 million. The acquisition included contingent consideration which is recorded as part of the purchase price based on the acquisition date fair value. Potential contingent payments through 2024 under the purchase agreement total $44.3 million, of which the fair value of $37.4 million was recorded as purchase price using a probability-weighted analysis of the future milestones applying discount rates between 6.5% and 6.9%. Direct acquisition costs totaled $2.0 million.
The final purchase price allocation differed from the initial preliminary purchase price allocation as follows:
Consolidated Financial Statements F-24

		Preliminary as of
(in thousands)	Final	April 27, 2018	Difference
Purchase Price:
Cash consideration	$148,780	$148,780	$—
Fair value of contingent consideration	37,377	36,751	626
	$186,157	$185,531	$626

Preliminary Allocation:
Cash and cash equivalents	$7,357	$7,357	$—
Prepaid expenses and other current assets	1,432	1,432	—
Inventories	1,868	1,868	—
Income tax receivables	2,213	2,213	—
Accounts payable	(1,412)	(1,412)	—
Accruals and other current liabilities	(1,785)	(560)	(1,225)
Fixed and other long-term assets	6,306	6,434	(128)
Developed technology	31,300	80,100	(48,800)
In-process research and development	24,300	—	24,300
Goodwill	117,621	97,268	20,353
Deferred tax liability on fair value of identifiable intangible assets acquired	(3,043)	(9,169)	6,126
Total	$186,157	$185,531	$626
The changes in the values of in-process research and development assets and developed technology relate to new information obtained, that existed at the acquisition date, regarding key assumptions in the valuation model since the initial purchase price allocation. The weighted average amortization period for the developed technology is 10 years. The goodwill acquired is not deductible for tax purposes.
In-process research and development relates to technologies that remain in development at the time of acquisition and which had not yet obtained regulatory approval. During 2019, one development project was completed and a portion of in-process research and development costs were reclassified into developed technology as further discussed in Note 12 "Goodwill and Intangible Assets". The remaining technologies within in-process research and development are expected to be completed within the next two years.
Revenue and earnings in the reporting periods since the acquisition date have not been significant. No pro forma financial information has been provided herein as the acquisition of STAT-Dx did not have a material impact to our net sales, net income or earnings per share on a pro forma basis.
Other 2018 Business Combination
In April 2018, we acquired all remaining shares of a privately held entity in which we held a minority interest. The value of the minority interest investment was revalued in connection with the acquisition and a corresponding gain of $4.8 million was recorded in general and administrative, restructuring, integration and other expense in the accompanying condensed consolidated statement of income for the year ended December 31, 2018. This acquisition was not significant to the overall consolidated financial statements. The acquisition did not have a material impact to net sales, net income or earnings per share and therefore no pro forma information has been provided herein.
2019 Asset Acquisition
On January 31, 2019, we acquired the digital PCR asset of Formulatrix, Inc., a developer of laboratory automation solutions. We paid Formulatrix $125.0 million in cash upon closing and will pay an additional $135.9 million in 2020. As of December 31, 2019, $134.3 million is included in other current liabilities in the accompanying condensed consolidated balance sheet for the present value of the future expected payments.
Divestitures
In 2019, we sold a portfolio of protein catalysation products for $1.0 million. An immaterial gain was recorded on the sale. In 2018, we sold a portfolio of veterinary testing products for a total of €15.1 million ($18.5 million), of which $16.4 million was received in cash and the balance due in April 2020. An $8.0 million gain was recorded on the sale to other financial (expense)
Consolidated Financial Statements F-25

income, net in the accompanying condensed consolidated statement of income for the year ended period ended December 31, 2018.

6. Restructuring and Impairments
As part of our restructuring activities, we incur expenses that qualify as constructive obligations under IAS 37 arising from a restructuring program including severance and employee costs as well as contract and other costs, primarily contract termination costs, as well as inventory write-offs and other implementation costs primarily related to consulting fees. Personnel costs (principally termination benefits) primarily relate to cash severance and other termination benefits including accelerated share-based compensation. We also incur expenses that are an integral component of, and are directly attributable to, our restructuring activities which do not qualify as constructive obligations under IAS 37, which consist of asset-related costs such as intangible asset impairments and other asset related write-offs.
Termination benefits are recorded when it is probable that employees will be entitled to benefits and the amounts can be reasonably estimated. Estimates of termination benefits are based on the frequency of past termination benefits, the similarity of benefits under the current plan and prior plans, and the existence of statutory required minimum benefits. Other benefits which require future service and are associated to non-recurring benefits are recognized ratably over the future service period. Other assets, including inventory, are impaired or written-off if the carrying value exceeds the fair value. All other costs are recognized as incurred.
2019 Restructuring
In the second half of 2019, we decided to suspend development of NGS-related instrument systems and entered into a new strategic partnership with Illumina to commercialize IVD kits worldwide on Illumina's diagnostic sequencers. In order to align our business with this new strategy, we began restructuring initiatives to target resource allocation to growth opportunities in our Sample to Insight portfolio.
Impairments to property, plant and equipment primarily impacted machinery and equipment and future and office equipment. These assets were fully impaired given that these assets had no alternative use following the changes announced for this program and it was estimated that no value was recoverable in a market disposal.
Due to the suspended development, intangible assets were also assessed for recoverability. The abandoned assets include computer software, developed technology and other capitalized development costs related to the suspended projects as well as the termination of licenses which were used exclusively in connection with this program. Costs incurred to either purchase software or produce software products and the software components of products to be sold, leased or marketed after technological feasibility is established were previously capitalized during the development of certain NGS-related instrument systems. These long-lived assets were fully impaired due to the decision to suspend further development. As a result, we recorded intangible asset impairment charges due to the conclusion that the identified assets have no alternative use outside of the suspended program and thus are fully impaired.
We also conducted an impairment review of inventory and prepaid and other assets and recorded the charges noted in the table below. As these charges, including inventory, are a direct result of the decision to suspend further development of NGS-related instrument systems and are not related to external market factors, the impairment charges were recorded in the line item restructuring, acquisition, integration and other, net in the consolidated income statement due to the assets being deemed excess and no longer utilized due to the discontinued development and related actions discussed above.
In addition, we have initiated measures to:
•shift Commercial Operations activities into Business Areas;
•transition manufacturing activities into a regional structure; and
•expand the scope of activities at QIAGEN Business Services (QBS) centers in Wroclaw, Poland and Manila, Philippines
The following is a summary of the charges recorded during the year ended December 31, 2019.
Consolidated Financial Statements F-26

		Year ended
		December 31, 2019
Consolidated Income Statement Classification and Type of Charge (in thousands)	Note	Total
Restructuring, acquisition, integration and other, net
Personnel related (of which $2,956 due to related parties)	(22)	$70,503
Contract termination costs (of which $15,676 due to related parties)		42,099
Consulting fees		10,150
Accounts receivable (of which $5,984 due from related parties)		10,825
Inventories		12,336
Other current assets (of which $12,915 was long-term and $2,270 due from related parties)		17,012
		162,925
Long-lived asset impairments
Property, plant and equipment	(9)	13,367
Other intangible assets	(12)	140,122
		153,489
Other (expense) income, net
Equity accounted investment impairment	(11)	4,799

Total		$321,213
Of the total costs incurred, $60.2 million are accrued as of December 31, 2019 in other current liabilities in the accompanying consolidated balance sheet as summarized in the following table that includes the cash components of the restructuring activity.

(in thousands)	Personnel Related	Contract Termination	Consulting Fees	Total
Costs incurred in 2019	$44,565	$42,099	$10,150	$96,814
Payments	(17,272)	(18,294)	(2,162)	(37,728)
Foreign currency translation adjustment	631	493	(53)	1,071
Liability at December 31, 2019	$27,924	$24,298	$7,935	$60,157
Future pre-tax costs between $15 - $23 million are expected to be incurred primarily related to personnel, consulting and contract termination costs before completion of the program in 2020.
2017 Restructuring
We initiated restructuring initiatives in 2017 to mitigate the negative impacts stemming from the U.S. tax reform. Total pre-tax costs for the initiatives, which were concluded in 2018, were $24 million and no additional costs will be incurred related to this program. Cumulative costs for this program were as follows:

(in thousands)	Personnel Related	Contract and Other Costs	Inventory Write-offs & Asset Impairments	Total
Cost of sales	$—	$—	$3,039	$3,039
Restructuring, acquisition, integration and other, net	—	4,583	—	4,583
Total 2017 costs	—	4,583	3,039	7,622
Cost of sales	424	1,193	—	1,617
Restructuring, acquisition, integration and other, net	10,381	4,232	1,610	16,223
Total 2018 costs	10,805	5,425	1,610	17,840
Restructuring, acquisition, integration and other, net	(1,100)	—	—	(1,100)
Total 2019 releases	(1,100)	—	—	(1,100)
Total cumulative costs	$9,705	$10,008	$4,649	$24,362
The following table summarizes the cash components of the restructuring activity.
Consolidated Financial Statements F-27

(in thousands)	Personnel Related	Contract and Other Costs	Total
Liability at December 31, 2017	$—	$4,585	$4,585
Additional costs in 2018	12,642	5,554	18,196
Release of excess accrual	(1,837)	(129)	(1,966)
Payments	(6,892)	(7,149)	(14,041)
Foreign currency translation adjustment	(93)	(17)	(110)
Liability at December 31, 2018	3,820	2,844	6,664
Release of excess accrual	(1,100)	—	(1,100)
Payments	(2,269)	(2,828)	(5,097)
Foreign currency translation adjustment	(49)	(16)	(65)
Liability at December 31, 2019	$402	$—	$402
During 2018, fixed asset impairments of $1.6 million were recorded in connection with this initiative and are included within restructuring, acquisition, integration and other, net in the accompanying consolidated income statement. As of December 31, 2019 and 2018, liabilities of $0.4 million and $6.7 million, respectively, are included in other current liabilities in the accompanying consolidated balance sheets.
2016 Restructuring
During 2016, we initiated a series of targeted actions to support faster sales momentum and improve efficiency and accountability. The objective with these actions is to ensure that we grow sustainably and consistently. Measures included simplifying our geographic presence with site reductions, focusing resources to shared service centers, and streamlining selected organizational structures. The cumulative cost for this program was $98.2 million and no additional costs will be incurred related to this program. During the years ended December 31, 2019 and 2018, releases of excess accruals as included in the table below were included in restructuring, acquisition, integration and other, net.

(in thousands)	Personnel Related	Facility Related	Contract and Other Costs	Total
Liability at December 31, 2017	$3,922	$1,052	$1,066	$6,040
Additional costs in 2018	372	—	—	372
Release of excess accrual	(343)	(838)	(546)	(1,727)
Payments	(3,648)	(214)	(494)	(4,356)
Foreign currency translation adjustment	(48)	—	(26)	(74)
Liability at December 31, 2018	255	—	—	255
Release of excess accrual	(31)	—	—	(31)
Payments	(225)	—	—	(225)
Foreign currency translation adjustment	1	—	—	1
Liability at December 31, 2019	$—	$—	$—	$—

7. Financial Assets
Consolidated Financial Statements F-28

(in thousands)	December 31, 2019	December 31, 2018
Current financial assets:
Unquoted debt securities	$107,118	$214,568
Quoted equity securities	—	350
Current Financial Assets	$107,118	$214,918
Non-current financial instruments:
Unquoted debt securities	$22,468	$20,038
Quoted equity securities	870	2,117
Unquoted equity securities	70,849	59,484
Non-current Financial Assets	$94,187	$81,639
Total Financial Assets	$201,305	$296,557
Unquoted Debt Securities
At December 31, 2019 and 2018, we had $129.6 million ($65.0 million and €57.5 million) and $234.3 million ($134.1 million and €87.5 million), respectively, of money market deposits, commercial paper and loan receivables due from financial and nonfinancial institutions. These instruments are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are measured at fair market value with gains and losses recorded in earnings. Instruments are classified as current financial assets if they have stated maturity of less than one year. Instruments that are redeemable at our discretion with stated maturity dates of more than one year are classified as non-current financial assets in the accompany balance sheets.

(in thousands)	2019	2018
Balance at beginning of the year	$234,606	$359,198
Unquoted debt securities acquired	293,959	568,002
Unquoted debt securities sold	(396,098)	(691,765)
(Loss) gain on sales of unquoted debt securities	(2,867)	2,725
Translation	(14)	(3,554)
Balance at end of the year	$129,586	$234,606
Quoted Equity Securities
A summary of our investments in quoted equity securities that have readily determinable fair values follows below. These investments are reported at fair value with gains and losses recorded in earnings beginning in January 2018 upon adoption of IFRS 9. Prior to adoption, these investments were reported at fair value with unrealized gains and losses recognized in accumulated other comprehensive income on the balance sheet. Accordingly, upon adoption, we recorded a cumulative effect adjustment to decrease opening retained earnings at January 1, 2018 by a net of tax amount of $0.9 million (pre-tax $1.1 million) for unrealized losses as of the adoption date.

(in thousands, except shares held)	As of December 31, 2019
	HTG Molecular Diagnostics, Inc. (HTGM)	Oncimmune Holdings plc (Oncimmune)
Shares held	833,333	560,416
Cost basis	$2,000	$—
Fair value	$585	$285
Total cumulative unrealized gain (loss)	$(1,415)	$285

(in thousands, except shares held)	As of December 31, 2018
	HTGM	Curetis N.V. (Curetis)
Shares held	833,333	204,000
Cost basis	$2,000	$1,444
Fair value	$2,117	$350
Total cumulative unrealized loss	$117	$(1,094)
Consolidated Financial Statements F-29

During the year ended December 31, 2019, we received 560,416 shares in Oncimmune in settlement of a zero-book value financial instrument held with a third party. On the date of receipt, these shares held a fair value of $0.7 million which was recorded as a gain in other operating income in the accompanying consolidated income statement. Also during 2019, we sold the remaining 204,000 Curetis shares and recognized an immaterial loss in other operating expense.
During the year ended December 31, 2018, we sold 116,424 shares of Curetis and recognized a gain of $0.3 million in other operating income in the accompanying consolidated statement of income.
During the years ended December 31, 2019 and 2018, losses recognized for the change in fair market value of all quoted equity securities totaled $2.1 million and $0.1 million, respectively, in other operating expense in the accompanying consolidated income statement. These marketable securities are included in current financial assets and non-current financial assets, respectively, in the accompanying consolidate balance sheets.
Unquoted Equity Securities
At December 31, 2019 and 2018, we had investments in non-publicly traded companies that do not have readily determinable fair values with carrying amounts that totaled $70.8 million and $59.5 million, respectively. Upon adoption of IFRS 9 in 2018, these investments are required to be accounted for at fair value through profit and loss unless the investment is not held for trading, and the holder elects at initial recognition to account for it at fair value through other comprehensive income. As this election has not been made, these investments are accounted for at fair value through profit and loss.
Changes in these investments for the years ended December 31, 2019 and 2018 are as follows:

(in thousands)	2019	2018
Balance at beginning of year	$59,484	$33,605
Cash investments in equity securities	3,619	9,633
Net increases due to observable price changes	7,760	13,104
Conversion of note receivable to equity securities	—	11,369
Sale of equity securities	—	(5,400)
Full acquisition of equity securities	—	(2,710)
Foreign currency translation adjustments	(14)	(117)
Balance at end of year	$70,849	$59,484
During 2019, we made investments of $3.6 million in equity securities. During 2018, we made investments of $9.6 million in equity securities, of which $9.3 million was an additional investment in NeuMoDx Molecular, Inc. (NeuMoDx).
The investment with NeuMoDx is part of a strategic partnership to commercialize two new fully integrated systems for automation of PCR (polymerase chain reaction) testing. Under the agreement, we will initially distribute the NeuMoDx™ 288 (high-throughput version) and NeuMoDx™ 96 (mid-throughput version) in Europe and other major markets worldwide outside of the United States. NeuMoDx will distribute these instruments within the United States directly. The two companies have also entered into an agreement under which we can acquire all NeuMoDx shares not currently owned by QIAGEN at a predetermined price of approximately $234 million, subject to the achievement of certain regulatory and operational milestones. As of December 31, 2019 and 2018, this investment had a total carrying value of $41.0 million which is included in non-current financial assets in the consolidated balance sheets, representing our maximum exposure to loss.
For the year ended December 31, 2019 and 2018, we recognized gains of $7.8 million and $13.1 million, respectively, in other operating income in the accompanying consolidated statement of income due to upward adjustments resulting from observable price changes. These adjustments were due to equity offerings at a higher price from the issuer in orderly transactions for identical or similar investments as those we hold.
During 2018, we converted a note receivable from a non-publicly traded company, considered a related party, into an equity interest in that company and is currently held at the value of the shares received. This note held a balance of $11.4 million including principal balance and accrued interest at conversion which was a non-cash investing activity and is therefore not included in the consolidated statement of cash flows. Also during 2018, we sold our interest in a non-publicly traded company which had a book value of $5.4 million. Proceeds from the sale totaled $10.5 million in cash resulting in a corresponding gain of $5.1 million recorded in other operating income in the accompanying consolidated statement of income. Additionally during 2018, we acquired all remaining shares of a privately held entity in which we held a minority interest as discussed in Note 5 "Acquisitions and Divestitures".

8. Trade Accounts Receivable
Consolidated Financial Statements F-30

We sell our products worldwide through sales subsidiaries and distributors. There is no concentration of credit risk with respect to trade accounts receivable as we have a large number of internationally dispersed customers. Trade accounts receivable are non-interest bearing and mostly have payment terms of 30-90 days.

(in thousands)	2019	2018
Trade accounts receivable	$368,427	$342,849
Notes receivable	28,805	18,033
Allowance for doubtful accounts	(20,951)	(9,270)
Trade Accounts Receivable, net	$376,281	$351,612
The notes receivable represent a written promise from customers to pay definite amounts of money on specific future dates.
The changes in the allowance for doubtful accounts receivable are as follows:

(in thousands)	2019	2018
Balance as of January 1	$9,270	$8,008
Additions charged to expense	17,537	4,448
Deductions from allowance(1)	(5,777)	(2,827)
Currency translation adjustments and other	(79)	(359)
Balance as of December 31	$20,951	$9,270
(1) Write-offs for which an allowance was previously provided.

9. Other Current and Non-current Assets
Other current assets at December 31, 2019 and 2018 consist of the following:

(in thousands)	2019	2018
Current loans and other receivables	$34,407	$11,127
Prepaid expenses	22,053	28,884
Value added tax	20,347	24,416
Cash collateral	2,683	25,368
Other Current Assets	$79,490	$89,795
Other non-current assets at December 31, 2019 and 2018 consist of the following:

(in thousands)	2019	2018
Non-current loans receivable with related parties including interest	$15,581	$24,300
Other non-current assets	14,855	10,420
Prepaid licenses and royalties	13,748	39,697
Prepayment of intangibles	4,337	7,884
Non-current deposits and escrow payments	1,179	1,028
Other Non-current Assets	$49,700	$83,329
As of December 31, 2018, prepaid licenses and royalties included $30.0 million of prepaid royalties to Natera for a partnership to develop genetic assays for the GeneReader NGS System. As discussed in Note 6 "Restructuring and Impairments," in the second half of 2019 we suspended development of NGS-related instrument systems. Accordingly, $15.0 million of the prepaid royalties were expensed in 2019 and the refundable portion of $15.0 million is classified as current as of December 31, 2019.

Consolidated Financial Statements F-31

10. Property, Plant and Equipment

Cost (in thousands)	Land and buildings	Machinery and equipment	Furniture and office equipment	Leasehold improvements	Construction in progress	Total
January 1, 2018	$309,753	$299,175	$103,257	$37,372	$8,627	$758,184
Currency adjustments	(8,091)	(15,892)	(3,354)	(1,348)	(206)	(28,891)
Additions	947	31,125	10,121	1,470	29,388	73,051
Business combinations	—	4,506	316	894	—	5,716
Disposals	—	(15,248)	(5,835)	(1,252)	(441)	(22,776)
Transfers	96	3,084	5,265	848	(9,293)	—
December 31, 2018	302,705	306,750	109,770	37,984	28,075	785,284
Currency adjustments	(3,186)	(4,350)	(913)	175	(380)	(8,654)
Additions	6,594	41,762	9,164	4,603	21,958	84,081
Business combinations	—	2,208	34	20	—	2,262
Disposals	(632)	(57,410)	(20,059)	(2,570)	(37)	(80,708)
Transfers	7,495	3,334	4,905	5,527	(21,261)	—
December 31, 2019	$312,976	$292,294	$102,901	$45,739	$28,355	$782,265

Depreciation (in thousands)	Land and buildings	Machinery and equipment	Furniture and office equipment	Leasehold improvements	Construction in progress	Total
January 1, 2018	$(89,675)	$(235,919)	$(80,898)	$(27,681)	—	$(434,173)
Currency adjustments	2,882	12,365	2,702	959	—	18,908
Depreciation	(8,244)	(28,853)	(9,884)	(2,293)	—	(49,274)
Disposals	—	13,334	5,719	214	—	19,267
December 31, 2018	(95,037)	(239,073)	(82,361)	(28,801)	—	(445,272)
Currency adjustments	1,124	2,849	627	(147)	1	4,454
Depreciation	(7,527)	(29,121)	(9,697)	(3,034)	—	(49,379)
Impairment losses	—	(9,177)	(4,030)	—	(160)	(13,367)
Disposals	472	53,233	21,182	2,512	—	77,399
December 31, 2019	(100,968)	(221,289)	(74,279)	(29,470)	(159)	(426,165)
Net book value
December 31, 2018	$207,668	$67,677	$27,409	$9,183	$28,075	$340,012
December 31, 2019	$212,008	$71,005	$28,622	$16,269	$28,196	$356,100
Impairments of $13.4 million during 2019 were related to the 2019 Restructuring program as further discussed in Note 6 "Restructuring and Impairments." No property, plant and equipment were pledged as security against non-current financial debts at December 31, 2019 and 2018. The net carrying amount of property, plant and equipment under finance lease contracts amounted to $0.1 million as of December 31, 2018.
The asset's residual values, useful lives and methods of depreciation are reviewed, and adjusted if appropriate, at each financial year end. For the years ended December 31, 2019 and 2018, interest capitalized in connection with construction projects was not significant.

Consolidated Financial Statements F-32

11. Equity Accounted Investments
We have made strategic investments in certain companies that are accounted for using the equity method of accounting. The method of accounting for an investment depends on the level of influence. We monitor changes in circumstances that may require a reassessment of the level of influence. We periodically review the carrying value of these investments for impairment, considering factors such as the most recent stock transactions and book values from the recent financial statements.
Amounts from equity method investments considered in the financial statements are as follows:

		Equity investments as of December 31,		Share of income (loss) for the years ended December 31,
($ in thousands)	Ownership Percentage	2019	2018	2019	2018
PreAnalytiX GmbH	50.00%	$5,452	$5,405	$3,971	$4,062
Suzhou Fuda Business Management and Consulting Partnership	33.67%	3,100	3,138	—	—
TVM Life Sciences Ventures III	4.80%	1,219	—	(330)	$—
Apis Assay Technologies Ltd	19.00%	719	770	(51)	—
Hombrechtikon Systems Engineering AG	19.00%	(761)	378	(1,124)	(668)
MAQGEN Biotechnology Co., Ltd	40.00%	—	5,154	(383)	(579)
Biotype Innovation GmbH	0.00%	—	—	—	(123)
Pyrobett	19.00%	—	—	—	(100)
		$9,729	$14,845	$2,083	$2,592
These equity method investments are included in equity accounted investments in the consolidated balance sheets for the years ended December 31, 2019 and 2018.
Of the $9.7 million of non-marketable investments accounted for as equity method investments, $10.5 million is included in other long-term assets and $0.8 million, where we are committed to fund losses, is included in other long-term liabilities in the accompanying consolidated balance sheets as of December 31, 2019.
During 2019, we made an investment in TVM Life Science Ventures III and as of December 31, 2019 we hold a 4.8% ownership stake in this limited partnership that is accounted for under the equity method as we have the ability to exercise significant influence over the limited partnership. Also during the year ended December 31, 2019, we recorded an impairment of $4.8 million in other operating expense in the accompanying consolidated income statement, following changes in circumstances of MAQGEN Biotechnology Co., Ltd that indicated the carrying value was no longer recoverable. Accordingly, the investment was fully impaired.
In 2018, we recorded impairments totaling $6.1 million in other operating expense in the accompanying consolidated income statements, following changes in the investees' circumstances that indicated the carrying value was no longer recoverable.
The below tables shows the changes in our equity method investments for the years ended December 31, 2019 and 2018:

(in thousands)	2019	2018
Equity method investments as at January 1st	$14,845	$18,462
Acquisition of shares	1,549	7,181
Impairment	(4,799)	(6,142)
Dividend distribution received	(4,052)	(6,059)
Share of profit	2,083	2,592
Exchange rate differences / other	103	(1,189)
Equity method investments as at December 31st	$9,729	$14,845
The following overview reflects 100% of the balances of the relating companies:

(in millions)	2019	2018
Total assets	$99.4	$57.0
Shareholders' equity	$80.7	$48.0
Net sales	$50.2	$30.9
Net result	$10.7	$10.4

Consolidated Financial Statements F-33

12. Goodwill and Other Intangible Assets
The changes in the carrying amount of goodwill for the years ended December 31, 2019 and 2018 are as follows:

(in thousands)	2019	2018
Goodwill as at January1st	$2,134,125	$2,038,180
Goodwill acquired during the year	34,807	142,287
Purchase adjustments	(236)	—
Disposals	(225)	(5,682)
Currency adjustments	(2,258)	(40,660)
Goodwill as at December 31st	$2,166,213	$2,134,125
The changes in the carrying amount of goodwill during the years ended December 31, 2019 resulted primarily from the acquisition of N-of-One, Inc. and other acquisitions discussed in Note 5 "Acquisitions and Divestitures" and changes in foreign currency translation. The changes in goodwill during the year ended December 31, 2018 resulted primarily from acquisition of STAT-Dx and other acquisitions and divestitures also discussed in Note 5 "Acquisitions and Divestitures".
In the fourth quarter of 2019, we performed our annual impairment assessment of goodwill (using data as of October 1, 2019) in accordance with the provisions of IAS 36. No events or changes in circumstances indicated that the acquired goodwill might be impaired.
Management monitors and makes decisions regarding the Company's operations on a functional specific and global level. Therefore, we concluded that the goodwill impairment test needs to be performed on the level of the consolidated Group as a whole (one cash generating unit). In testing for potential impairment, we measured the estimated fair value of the cash generating unit based upon discounted future operating cash flows using a discount rate reflecting our estimated average cost of funds.
For impairment testing, the recoverable amount of goodwill allocated to the cash generating unit (higher of the cash generating unit's fair value less selling costs and its value in use) is compared to the carrying amount of the net assets employed (including goodwill) of the cash generating unit. Value in use is normally assumed to be higher than the fair value less selling costs; therefore, fair value less selling costs is only investigated when value in use is lower than the carrying amount of the cash generating unit.
Key assumptions used in the value in use calculations
The value in use is calculated based on estimated future cash flow projections expected to result from the use of the cash generating unit, discounted using an appropriate long-term pre-tax discount rate. The value in use calculations use cash flow projections based on financial budgets and models over the projection period (five years) as available for internal reporting purposes and in accordance with standard valuation practices. The growth rates used are based on industry growth forecasts for the projected period as well as for the subsequent period (long-term growth rate of 3% in 2019 and 2018). The discount rates used are based on the pre-tax weighted average cost of capital (2019: 6.70%; 2018: 7.70%) and are verified against external analyst reports.
Sensitivity to changes in assumptions
Changes in assumptions used in projecting future operating cash flows and cost of funds could have a significant impact on the determination of impairment amounts. In estimating future cash flows, we used our internal budgets. Our budgets were based on recent sales data for existing products, planned timing of new product launches or capital projects, and customer commitments related to new and existing products. These budgets also included assumptions of future production volumes and pricing. The calculation of value in use is most sensitive to discount rates and growth rates used.
Discount rates reflect management's estimate of the risks profile for the respective valuation object. The growth rates used are based on industry growth forecasts for the projected period as well as for the subsequent period.
We concluded that no impairment existed. We believe that any reasonably possible change in the key assumptions would not have an impact on reported goodwill. Even if our estimates of projected future cash flows in respect of discount and growth rates were too high by 10%, there would be no impact on the reported value of goodwill at December 31, 2019. Due to the numerous variables associated with our judgments and assumptions relating to the valuation of the cash generating unit and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainty, and as additional information becomes known, we may change our estimates.

Other Intangible Assets
Consolidated Financial Statements F-34

Cost (in thousands)	Developed technology, patent and license rights	Computer software	Development costs	Other intellectual properties	Total
January 1, 2018	$1,178,725	$300,724	$139,344	$438,018	$2,056,811
Currency adjustments	(27,695)	(11,327)	(3,103)	(10,224)	(52,349)
Additions	32,139	53,999	3,975	19	90,132
Business combinations	53,900	208	—	27,300	81,408
Disposals	(18,662)	(13,799)	—	(3,797)	(36,258)
December 31, 2018	1,218,407	329,805	140,216	451,316	2,139,744
Currency adjustments	(6,989)	(4,666)	(1,575)	1,325	(11,905)
Additions	286,111	57,369	13,342	49	356,871
Business combinations	10,631	7	—	25,827	36,465
Disposals	(437,453)	(10,408)	(128,225)	(140,269)	(716,355)
Transfers	15,922	—	—	(15,922)	—
December 31, 2019	$1,086,629	$372,107	$23,758	$322,326	$1,804,820

Amortization (in thousands)	Developed technology, patent and license rights	Computer software	Development costs	Other intellectual properties	Total
January 1, 2018	$(824,264)	$(130,414)	$(105,959)	$(293,160)	$(1,353,797)
Currency adjustments	16,965	5,626	2,161	6,322	31,074
Amortization	(79,106)	(38,593)	(8,111)	(39,470)	(165,280)
Impairment losses	—	(7,890)	—	—	(7,890)
Disposals	15,519	13,113	—	2,514	31,146
December 31, 2018	(870,886)	(158,158)	(111,909)	(323,794)	(1,464,747)
Currency adjustments	3,447	373	1,390	(149)	5,061
Amortization	(91,612)	(36,573)	(7,645)	(30,948)	(166,778)
Impairment losses	(40,298)	(86,363)	(14,797)	(3)	(141,461)
Disposals	437,453	7,757	128,225	140,269	713,704
December 31, 2019	(561,896)	(272,964)	(4,736)	(214,625)	(1,054,221)
Net book value
December 31, 2018	347,521	171,647	28,307	127,522	674,997
December 31, 2019	$524,733	$99,143	$19,022	$107,701	$750,599
In 2019, we recorded asset impairment charges totaling $141.5 million, of which $140.1 million related to the 2019 Restructuring program discussed in Note 6 "Restructuring and Impairments" and $1.4 million were related to other identified impairments during the year. In 2018, we recorded asset impairment charges of $7.9 million of computer software of which $1.6 million related to the 2017 Restructuring program also discussed in Note 6 "Restructuring and Impairments" and $6.3 million related to strategic shifts in our business.
Amortization expense on intangible assets is included in the line items cost of sales, research and development expense, sales and marketing expense or general and administrative expense in the accompanying consolidated statements of income depending on the nature and use of the asset. In 2019, purchased intangibles amortization related to developed technology and patent and license rights acquired in a business combination is included in cost of sales in the amount of $71.7 million (2018: $56.9 million) and purchased intangibles amortization of trademarks and customer base acquired in a business combination is recorded in sales and marketing expense in the amount of $30.0 million (2018: $39.0 million).
Amortization of capitalized development costs have been recorded to cost of sales in the amount of $7.6 million in 2019 (2018: $8.1 million).
Cash paid for purchases of intangible assets during the year ended December 31, 2019 totaled $214.3 million, of which $11.5 million is related to current year payments for licenses that were accrued as of December 31, 2018 and $0.5 million is related to prepayments recorded in other non-current assets in the accompanying consolidated balance sheet. Intangible asset additions
Consolidated Financial Statements F-35

excluding development costs of $343.6 million includes $202.3 million of cash paid during the year ended December 31, 2019, together with $137.8 million of additions that were accrued as of December 31, 2019 and $3.5 million of additions which were previously recorded as prepayments.
Cash paid for intangible assets during the year ended December 31, 2018 totaled $95.0 million of which $11.9 million is related to current year payments for licenses that were accrued as of December 31, 2017 and $3.3 million is related to prepayments recorded in other non-current assets in accompanying consolidated balance sheet. Intangible asset additions excluding development costs of $86.2 million includes $79.8 million of cash paid during the year ended December 31, 2018, together with $4.2 million of additions which were previously recorded as prepayments and $2.2 million of additions which were previously recorded as prepayments.

13. Leases
In January 2016, the IASB published IFRS 16 Leases. The new standard increases transparency and comparability by requiring the recognition by lessee of right-of-use (“ROU”) assets and lease liabilities arising from lease contracts on the balance sheet. Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing and uncertainty of cash flows arising from leases.
Accounting Policies
We adopted IFRS 16 Leases on its effective date on January 1, 2019 and the comparative information has not been adjusted and continues to be reported under IAS 17 Leases. As a result, we changed our accounting policy for leases as detailed below.
We implemented the standard using the required modified retrospective approach and have also elected to utilize the package of practical expedients, which permits us to not reassess (1) whether any expired or existing contracts are or contain leases, (2) the lease classification for any expired or existing leases, and (3) any initial direct costs for any existing leases as of the effective date. We also elected the practical expedient to use hindsight in determining the appropriate lease term and in assessing impairment of its right-of-use assets. In using the modified retrospective approach, we are required to recognize and measure leases existing at, or entered into after, the beginning of the earliest comparative period presented.
Adoption of the new standard resulted in the recording of additional right-of-use assets and lease liabilities of approximately $56.4 million and $57.7 million, respectively as of January 1, 2019. The difference between the additional right-of-use assets and lease liabilities was recorded as a $1.3 million adjustment to retained earnings. The standard did not materially impact our condensed consolidated income statements and had no impact on cash flows.
Nature of Existing Leases
We have leases for equipment, cars, machinery, other equipment, office and buildings. Our leases have remaining lease terms of 1 year to 9 years, some of which include options to extend or early renew the leases, and some of which include options to early terminate the leases. As of December 31, 2019, no such options have been recognized as part of the right-of-use assets and lease liabilities.
Leases can contain variable lease charges based on index like consumer prices or rates. During 2019, amounts recorded as variable lease payments not included in the lease liabilities were not material.
When we cannot readily determine the interest rate implicit in the lease contracts, we apply our incremental borrowing rate based on information available at the commencement date in determining the present value of lease payments. We use the implicit rate when readily determinable.
Supplemental balance sheet and other information related to leases was as follows:

(in thousands, except lease term and discount rate)	Location in balance sheet	December 31, 2019
Right-of-use assets	Right-of-use assets	$56,041
Office and buildings		43,909
Cars and all others assets		12,132
Current lease liabilities	Other current liabilities	$18,739
Non-current lease liabilities	Other non-current liabilities	$39,631

Weighted Average Remaining Lease Term (in years)		3.71
The components of lease expense were as follows:
Consolidated Financial Statements F-36

Year ended December 31,
(in thousands)	2019
Amortization of right-of-use assets	$23,046
Office and buildings	15,930
Cars and all others assets	7,116
Interest on lease liabilities	$1,590
Supplemental cash flow information related to leases was as follows:

Year ended December 31,
(in thousands)	2019
Cash paid for amounts included in the measurement of lease liabilities:
Financing cash flows from principal portion of lease payments	$(22,666)
Operating cash flows from interest portion of lease payments	(1,590)
Total cash outflow for leases	$(24,256)
Maturities of lease liabilities were as follows:

(in thousands)	Leases
2020	$19,914
2021	16,009
2022	11,885
2023	7,119
2024	3,391
Thereafter	3,202
Total lease payments(1)	61,520
Less imputed interest	(3,150)
Total	$58,370
(1) Total lease payments exclude payments associated to the lease agreement discussed below that has not yet commenced.
As of December 31, 2019, we had an additional lease for a facility related primarily to research and development that has not yet commenced but will create significant rights and obligations for the Company. The agreement commences in 2020 with future undiscounted aggregate lease payments of $44.5 million to be paid over a lease term of 15 years.

14. Provisions
For the years ended December 31, 2019 and 2018, provisions as per the accompanying consolidated statements of financial position totaled $8.1 million and $4.2 million, respectively, and included amounts related to our warranty and acquisition related provisions.
Warranty provision
In the ordinary course of business, we provide a warranty to customers that our products are free of defects and will conform to published specifications. Generally, the applicable product warranty period is one year from the date of delivery of the product to the customer or of site acceptance, if required. Additionally, we typically provide limited warranties with respect to our services. From time to time, we also make other warranties to customers, including warranties that our products are manufactured in accordance with applicable laws and not in violation of third-party rights. We provide for estimated warranty costs at the time of the product sale. A provision for estimated future warranty costs is recorded in cost of sales at the time product revenue is recognized. Product warranty obligations are included in provisions in the accompanying consolidated statement of financial position. We believe our warranty reserves as of December 31, 2019 and 2018 appropriately reflect the estimated cost of such warranty obligations. The changes in the carrying amount of warranty obligations are as follows:
Consolidated Financial Statements F-37

(in thousands)	2019	2018
Warranty obligation as at January 1st	$2,848	$3,051
Provision charged to cost of sales	3,229	2,892
Usage	(2,921)	(2,760)
Adjustments to previously provided warranties, net	(1)	(243)
Currency translation	(14)	(92)
Warranty obligation as at December 31st	$3,141	$2,848
Acquisition related cost
The provision for acquisition and related costs primarily relates to personnel and consulting costs.

(in thousands)	2019	2018
Acquisition related costs as at January 1st	$1,389	$1,802
Provision charged to expenses	6,884	3,564
Usage	(3,296)	(3,938)
Currency adjustments and other	11	(39)
Acquisition related costs as at December 31st	$4,988	$1,389
For all provisions it is expected that the respective amounts will be utilized in the next financial year.

15. Other Current and Non-current Liabilities
Other current liabilities at December 31, 2019 and 2018 consist of the following:

(in thousands)	2019	2018
Accrued contingent consideration	$142,604	$27,820
Accrued expenses and other liabilities	75,052	88,701
Payroll and related accrued liabilities	66,866	66,871
Restructuring	62,152	6,850
Deferred revenue	48,525	45,358
Current lease liabilities	18,739	—
Future license payments	10,021	10,511
Royalties	5,481	5,469
Accrued interest on non-current financial debt	5,257	6,200
Cash collateral liability	1,400	1,000
Other current liabilities	$436,097	$258,780
Other non-current liabilities at December 31, 2019 and 2018 consist of the following:

(in thousands)	2019	2018
Non-current lease liabilities	$39,631	$—
Accrued contingent consideration	19,556	21,466
Future license payments	14,531	24,266
Accrued expenses	12,693	24,542
Non-current employee benefit obligations	12,103	10,033
Deferred revenue	7,687	8,972
Other non-current liabilities	$106,201	$89,279
Please refer to Note 20 "Commitments and Contingencies" for additional information.

16. Financial Debts
Our credit facilities available and undrawn at December 31, 2019 total €426.6 million (approximately $479.2 million). This includes a €400.0 million syndicated multi-currency revolving credit facility expiring December 2021 of which no amounts
Consolidated Financial Statements F-38

were utilized at December 31, 2019 or at December 31, 2018, and three other lines of credit amounting to €26.6 million with no expiration date, none of which were utilized as of December 31, 2019 or as of December 31, 2018. The €400.0 million facility can be utilized in Euro, British pounds sterling, Swiss franc or U.S. dollar and bears interest of 0.4% to 1.2% above three months EURIBOR, or LIBOR in relation to any loan not in euro, and is offered with interest periods of one, two, three or six months. The commitment fee is calculated based on 35% of the applicable margin. In 2019 and 2018, $1.0 million of commitment fees were paid, respectively. The revolving facility agreement contains certain financial and non-financial covenants, including but not limited to, restrictions on the encumbrance of assets and the maintenance of certain financial ratios. We were in compliance with these covenants at December 31, 2019. The credit facilities are for general corporate purposes.
During 2019, we repaid $506.4 million of long-term debt including $430.0 million for the amount due for the 2019 Cash Convertible Notes, $73.0 million for amounts due for the U.S. Private Placement and and $3.4 million for a portion of the 2021 Cash Convertible Notes which was converted during the contingent conversion period as discussed further below.
At December 31, 2019 and December 31, 2018, total long-term debt, net of debt issuance costs of $10.8 million and $14.2 million, respectively, consists of the following:

(in thousands)	2019	2018
0.375% Senior Unsecured Cash Convertible Notes due 2019	$—	$427,445
0.875% Senior Unsecured Cash Convertible Notes due 2021	285,244	279,492
0.500% Senior Unsecured Cash Convertible Notes due 2023	347,995	335,201
1.000% Senior Unsecured Cash Convertible Notes due 2024	413,272	397,793
3.19% Series A Senior Notes due October 16, 2019	—	72,956
3.75% Series B Senior Notes due October 16, 2022	299,566	299,412
3.90% Series C Senior Notes due October 16, 2024	26,944	26,933
German Private Placement (Schuldschein)	330,857	336,168
Total current and non-current financial debts	1,703,878	2,175,400
Less: current portion of financial debts	285,244	503,589
Total non-current financial debts	$1,418,634	$1,671,811
Total amount secured	—	—
Unused lines of credit for short-term financing	479,242	488,457
Beginning on January 1, 2020 and ending at the close of business on March 31, 2020, the 2021 Notes became convertible pursuant to the indenture as discussed below. The notes are all unsecured obligations that rank pari passu. Interest expense on non-current debt was $68.0 million for the year ended December 31, 2019 (2018: $61.2 million).
Future maturities (stated at the carrying values) and future interest as of December 31, 2019 and 2018 is as follows:

As of December 31, 2019 (in thousands)	Carrying value	Loans (fixed and floating-rate)	Convertible notes (fixed-rate)	Total future contractual cash obligations(1)
2020	$285,244	$15,813	$9,625	$25,438
2021	38,716	54,410	292,820	347,230
2022	468,958	481,883	7,000	488,883
2023	347,995	2,343	354,395	356,738
2024	546,716	135,031	417,605	552,636
Thereafter	16,249	16,952	—	16,952
Total financial debts 2019	$1,703,878	$706,432	$1,081,445	$1,787,877
(1)Future 2020 contractual cash obligations include only amounts due in cash. The 2021 Notes that became convertible pursuant to the indenture on January 1, 2020 and are classified as current as of December 31, 2019, are only convertible during the triggered conversion period and are thus not included as a cash payment until the 2021 date in the table above.
Consolidated Financial Statements F-39

As of December 31, 2018 (in thousands)	Carrying value	Loans (fixed and floating-rate)	Convertible notes (fixed-rate)	Total future contractual cash obligations
2019	$503,589	$91,058	$440,612	$531,670
2020	—	16,259	9,625	25,884
2021	315,732	55,565	283,880	339,445
2022	471,092	484,380	7,000	491,380
2023	335,201	2,368	341,601	343,969
Thereafter	549,786	154,311	402,126	556,437
Total financial debts 2018	$2,175,400	$803,941	$1,484,844	$2,288,785
Cash Convertible Notes due 2019, 2021, 2023 and 2024
On March 19, 2014, we issued $730.0 million aggregate principal amount of Cash Convertible Senior Notes of which $430.0 million was due in March 19, 2019 (2019 Notes) and $300.0 million is due in March 19, 2021 (2021 Notes). The aggregate net proceeds of the 2019 and 2021 Convertible Notes were $680.7 million, after payment of the net cost of the Call Spread Overlay described below and transaction costs. Additionally, we used $372.5 million of the net proceeds to repay other debt. During the first quarter of 2019, $430.0 million was paid at maturity (2019 Notes) and $3.4 million of the 2021 Notes was redeemed.
On September 13, 2017, we issued $400.0 million aggregate principal amount of Cash Convertible Senior Notes which is due in 2023 (2023 Notes). The net proceeds of the 2023 Notes were $365.6 million, after payment of the net cost of the Call Spread Overlay described below and transaction costs paid.
On November 13, 2018, we issued $500.0 million aggregate principal amount of Cash Convertible Senior Notes which is due in 2024 (2024 Notes). The net proceeds of the 2024 Notes were $468.9 million, after payment of the net cost of the Call Spread Overlay described below and transaction costs paid through December 31, 2019.
We refer to the 2019 Notes, 2021 Notes 2023 Notes and 2024 Notes, collectively as the “Cash Convertible Notes”.
Interest on the Cash Convertible Notes is payable semi-annually in arrears and will mature on the maturity date unless repurchased or converted with their terms prior to such date. The interest rate and corresponding maturity of each Note are summarized in the table below. The Cash Convertible Notes are solely convertible into cash in whole, but not in part, at the option of noteholders under the circumstances described below and during the contingent conversion periods as shown in the table below.

Cash Convertible Notes	Annual Interest Rate	Date of Interest Payments	Maturity Date	Contingent Conversion Period	Conversion Rate per $200,000 Principal Amount
2021 Notes	0.875%	March 19 and September 19	March 19, 2021	April 29, 2014 to September 18, 2020	7,063.1647
2023 Notes	0.500%	March 13 and September 13	September 13, 2023	October 24, 2017 to March 13, 2023	4,829.7279
2024 Notes	1.000%	May 13 and November 13	November 13, 2024	December 24, 2018 to August 2, 2024	4,360.3098
Additionally, conversion may occur at any time following a Contingent Conversion Period through the fifth business day immediately preceding the applicable maturity date.
Upon conversion, noteholders will receive an amount in cash equal to the Cash Settlement Amount, calculated as described below. The Cash Convertible Notes are not convertible into shares of our common stock or any other securities.
Noteholders may convert of the Cash Convertible Notes into cash at their option at any time during the Contingent Conversion Periods described above only under the following circumstances (Contingent Conversion Conditions):
•if the last reported sale price of our common stock for at least 20-consecutive trading days during a period of 30-consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day;
•if we undergo certain fundamental changes, including a change of control, as defined in the agreement;
•during the five-business day period immediately after any 10-consecutive trading day period in which the quoted price for the 2021 Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate on each such trading day;
Consolidated Financial Statements F-40

•if parity event or trading price unavailability event, as the case maybe occurs for the 2023 Notes and 2024 Notes during the period of 10 days, including the first business day following the relevant trading price notification date.
•if we elect to distribute assets or property to all or substantially all the holders of our common stock and those assets or other property have a value of more than 25% of the average daily volume-weighted average trading price of our common stock for the prior 20-consecutive trading days;
•if we elect to redeem the Cash Convertible Notes; or
•if we experience certain customary events of default, including defaults under certain other indebtedness until such event has been cured or waived or the payment of the Notes have been accelerated.
The Contingent Conversion Conditions in the 2021 Notes, 2023 Notes and 2024 Notes noted above have been analyzed under IFRS 9, Financial Instruments, and, based on our analysis, we determined that each of the embedded features listed above are clearly and closely related to the 2021 Notes, 2023 Notes and 2024 Notes (i.e., the host contracts). As a result, pursuant to the accounting provisions of IFRS 9, Financial Instruments, these features noted above are not required to be bifurcated as separate instruments.
Beginning on January 1, 2020 and ending at the close of business on March 31, 2020, the 2021 Notes became convertible pursuant to the indenture. The 2021 Notes became convertible pursuant to Section 12.01(b)(iv) of the indenture because the arithmetic mean of the last reported sale prices of our common stock, in each trading day in at least one 20-consecutive trading day period during the 30-consecutive trading day period ending on the last trading day of the preceding fiscal quarter, was greater than 130% of the conversion price in effect on such last trading day.
No Contingent Conversion Conditions were triggered for the 2023 Notes and 2024 Notes as of December 31, 2019.
Upon conversion, holders are entitled to a cash payment (Cash Settlement Amount) equal to the average of the conversion rate multiplied by the daily volume-weighted average trading price for our common stock over a 50-day period. The conversion rate is subject to adjustment in certain instances but will not be adjusted for any accrued and unpaid interest. In addition, following the occurrence of certain corporate events that may occur prior to the applicable maturity date, we may be required to pay a cash make-whole premium by increasing the conversion rate for any holder who elects to convert Cash Convertible Notes in connection with the occurrence of such a corporate event.
We may redeem the Cash Convertible Notes in their entirety at a price equal to 100% of the principal amount of the applicable Cash Convertible Notes plus accrued interest at any time when 20% or less of the aggregate principal amount of the applicable Cash Convertible Notes originally issued remain outstanding.
Because the Cash Convertible Notes contain an embedded cash conversion option, we have determined that the embedded cash conversion option is a derivative financial instrument, which is required to be separated from the Cash Convertible Notes and accounted for separately as a derivative liability, with changes in fair value reported in our consolidated statements of income until the cash conversion option transaction settles or expires. The initial fair value liability of the embedded cash conversion options for the 2019 Notes and 2021 Notes was $51.2 million and $54.0 million, respectively, $74.5 million for the 2023 Notes, and $98.5 million for the 2024 Notes, which simultaneously reduced the carrying value of the Cash Convertible Notes (effectively an original issuance discount). For further discussion of the derivative financial instruments relating to the Cash Convertible Note, refer to Note 26 "Financial Risk Factors and Use of Derivative Financial Instruments".
As noted above, the reduced carrying value on the Cash Convertible Notes resulted in a debt discount that is amortized to the principal amount through the recognition of non-cash interest expense using the effective interest method over the expected life of the debt, which is five and seven for the 2019 Notes and 2021 Notes, and six years for the 2023 Notes and 2024 Notes, respectively. This resulted in our recognition of interest expense on the Cash Convertible Notes at an effective rate approximating what we would have incurred had nonconvertible debt with otherwise similar terms been issued. The effective interest rate of the 2019 Notes, 2021 Notes, 2023 Notes and 2024 Notes is 2.937%, 3.809%, 3.997% and 4.782% respectively, which is imputed based on the amortization of the fair value of the embedded cash conversion option over the remaining term of the Cash Convertible Notes.
In connection with the issuance of the 2019 and 2021 Cash Convertible Notes, we incurred approximately $13.1 million in transaction costs. We incurred approximately $6.2 million in transaction costs for the 2023 Cash Convertible Notes. For 2024 Cash Convertible Notes, we incurred $5.7 million transaction costs of which $0.2 million was accrued as of December 31, 2019. Such costs have been allocated to the Cash Convertible Notes and deferred and are being amortized to interest expense over the terms of the Cash Convertible Notes using the effective interest method.
Interest expense related to the Cash Convertible Notes was comprised of the following:
Consolidated Financial Statements F-41

	Year-Ended December 31
(in thousands)	2019	2018
Coupon interest	$9,954	$6,890
Amortization of original issuance discount	36,966	32,114
Amortization of debt issuance costs	3,014	3,485
Total interest expense related to the Cash Convertible Notes	$49,934	$42,489
Cash Convertible Notes Call Spread Overlay
Concurrent with the issuance of the Cash Convertible Notes, we entered into privately negotiated hedge transactions (Call Options) with, and issued warrants to purchase shares of our common stock (Warrants) to, certain financial institutions. We refer to the Call Options and Warrants collectively as the “Call Spread Overlay.” The Call Options are intended to offset any cash payments payable by us in excess of the principal amount due upon any conversion of the Cash Convertible Notes. We used $105.2 million of the proceeds from the issuance of the 2019 and 2021 Cash Convertible Notes to pay for the Call Options, and simultaneously received $69.4 million from the sale of the Warrants, for a net cash outlay of $35.8 million for the Call Spread Overlay.
During 2017, we used $73.7 million of the proceeds from the from the issuance of the 2023 Cash Convertible Notes to pay for the premium for the Call Option, and simultaneously received 45.3 million from the sale of Warrants, for a net cash outlay of $28.3 million for the Call Spread Overlay. Issuance costs incurred in connection with the Warrant and the Call Option were $0.3 million and $0.1 million respectively.
In November 2018, we used $97.3 million of the proceeds from the issuance of the 2024 Cash Convertible Notes to pay for the premium for the Call Option, and simultaneously received $72.4 million from the sale of Warrants, for a net cash outlay of $24.9 million for the Call Spread Overlay. Issuance costs incurred in connection with the Warrant and the Call Option were $0.5 million and $0.5 million respectively, of which 48.0 thousand was accrued as of December 31, 2019.
The Call Options and Warrants are derivative financial instruments and are discussed further in Note 26 "Financial Risk Factors and Use of Derivative Financial Instruments".
Aside from the initial payment of a premium of $105.2 million (2019 and 2021 Notes), $73.7 million (2023 Notes), and $97.3 million (2024 Notes) for the Call Option, we will not be required to make any cash payments under the Call Options, and will be entitled to receive an amount of cash, generally equal to the amount by which the market price per share of our common stock exceeds the exercise price of the Call Options during the relevant valuation period. The exercise price under the Call Options is initially equal to the conversion price of the Cash Convertible Notes.
During the first quarter of 2019, we received $133.2 million in cash upon the exercise of the call options in connection with the repayment of the 2019 Notes. In the same transaction, we paid $132.7 million for the intrinsic value of the 2019 Notes' embedded cash conversion option. Not all of the 2019 Note holders tendered the required conversion notice, and as a result the net effect of the cash paid and received of $0.5 million was recognized as a gain in other financial expense, net.
In connection with the early conversion of a portion of the 2021 Notes during the first quarter of 2019, we received $0.4 million in cash and recorded an other current asset of $0.7 million upon the exercise of the related call options. In the same transaction, we paid $1.1 million for the intrinsic value of the 2021 Notes' embedded cash conversion option. During the second quarter of 2019, we collected the $0.7 million receivable balance and received $0.4 million in cash upon the exercise of additional call options. As a result of these early conversions, we have recognized a $0.4 million gain in other financial expense, net.
We issued Warrants as summarized in the table below. The number of warrants and exercise prices are subject to customary adjustments under certain circumstances. The proceeds, net of issuance costs, from the sale of the Warrants are included as additional paid in capital in the accompanying consolidated balance sheets.

Cash convertible notes	Issued on	Number of share warrants (in millions)	Exercise price per share	Proceeds from issuance of warrants, net of issuance costs (in millions)	Warrants expire over a period of 50 trading days beginning on
2019	March 19, 2014	15.2	$32.0560	$40.6	December 27, 2018
2021	March 19, 2014	10.6	$32.0560	$28.3	December 29, 2020
2023	September 13, 2017	9.7	$50.9664	$45.3	June 26, 2023
2024	November 13, 2018	10.9	$52.1639	$72.4	August 27, 2024
During 2019, 2.1 million common shares were issued in connection with the conversion of the 15.2 million warrants related to the 2019 Notes which resulted in a $7.3 million increase in retained earnings, a decrease of $68.8 million in treasury shares and an approximately $4.0 thousand cash payment for fractional shares.
Consolidated Financial Statements F-42

The Warrants that were issued with our Cash Convertible Notes discussed above, could have a dilutive effect to the extent that the price of our common stock exceeds the applicable strike price of the Warrants. For each Warrant that is exercised, we will deliver to the holder a number of shares of our common stock equal to the amount by which the settlement price exceeds the exercise price, plus cash in lieu of any fractional shares. The Warrants are exercisable only upon expiration and we will not receive any proceeds if the Warrants are exercised.
Private Placement
In October 2012, we completed a private placement through the issuance of new senior unsecured notes at a total amount of $400.0 million with a weighted average interest rate of 3.66% (settled on October 16, 2012). The notes were issued in three series: (1) 73.0 million 7-year term due and paid in 2019 (3.19%); (2) $300.0 million 10-year term due in October 16, 2022 (3.75%); and (3) $27.0 million 12-year term due in October 16, 2024 (3.90%). We paid $2.1 million in debt issue costs which will be amortized through interest expense over the lifetime of the notes. The note purchase agreement contains certain financial and non-financial covenants, including but not limited to, restrictions on priority indebtedness and the maintenance of certain financial ratios. Based on an estimation using the changes in the U.S. Treasury rates, the Level 2 fair value of these senior notes as of December 31, 2019 and 2018 was approximately $329.2 million and $391.7 million, respectively.
German Private Placement (Schuldschein)
In 2017, we completed a German private placement bond ("Schuldschein") which was issued in several tranches totaling $331.1 million due in various periods through 2027. The Schuldschein consists of U.S. dollar and Euro denominated tranches. The Euro tranches are designated as a foreign currency non-derivative hedging instrument that qualifies as a net investment hedge as described in Note 26 "Financial Risk Factors and Use of Derivative Financial Instruments". Based on the spot rate method, the change in the carrying value of the Euro denominated tranches attributed to the net investment hedge as of December 31, 2019 totaled $0.4 million of unrealized loss and is recorded in equity. We paid $1.2 million in debt issuance costs which are being amortized through interest expense over the lifetime of the notes. A summary of the tranches as of December 31, 2019 and 2018 is as follows:

				Carrying Value (in thousands) as of
Currency	Notional Amount	Interest Rate	Maturity	December 31, 2019	December 31, 2018
EUR	€11.5 million	Fixed 0.4%	March 2021	$12,905	$13,143
EUR	€23.0 million	Floating EURIBOR + 0.4%	March 2021	25,811	26,286
EUR	€21.5 million	Fixed 0.68%	October 2022	24,112	24,561
EUR	€64.5 million	Floating EURIBOR + 0.5%	October 2022	72,335	73,684
USD	$45.0 million	Floating LIBOR + 1.2%	October 2022	44,919	44,891
EUR	€25.0 million	Floating EURIBOR + 0.5%	October 2022	28,026	28,543
EUR	€64.0 million	Fixed 1.09%	June 2024	71,747	73,097
EUR	€31.0 million	Floating EURIBOR + 0.7%	June 2024	34,753	35,406
EUR	€14.5 million	Fixed 1.61%	June 2027	16,249	16,557
				$330,857	$336,168
The financial markets regulators in the United Kingdom and the Eurozone have passed regulations that will become effective in 2021 under which LIBOR and EURIBOR in their current form will not be compliant. Market participants and regulators are working on establishing new interest rate benchmarks. While the outcome of this work is not clear yet, the Schuldschein our syndicated loan facility, and our interest rate swaps continue to make reference to the current LIBOR and EURIBOR benchmark rates. These agreements contain language for the determination of interest rates in case the benchmark rate is not available. However, it appears likely that the agreements will need to be adjusted in line with still to be developed market practice once new benchmark rates become available.

17. Income Tax
Major components of income tax expense as presented in the income statement for the years ended December 31, 2019 and 2018, are:
Consolidated Financial Statements F-43

(in thousands)	2019	2018
Current income tax charge	$18,838	$54,497
Adjustment in respect of current income tax of previous years	1,090	494
Current Income Tax	19,928	54,991
Relating to origination and reversal of temporary differences	(67,210)	(14,897)
Relating to changes in tax rates	331	1,907
Deferred Income Tax	(66,879)	(12,990)
Total Income Tax	$(46,951)	$42,001
Deferred tax related to items charged or credited directly to equity during 2019 and 2018 shown in the statement of comprehensive income totaled $0.8 million and $0.5 million, respectively.
The applicable statutory income tax rate in The Netherlands was 25% in 2019 and in 2018. The principal items comprising the differences between income taxes computed at the Netherlands statutory rate and the effective tax rate for the years ended December 31, 2019 and 2018 is as follows:

	2019		2018
(in thousands)	Amount	Percent	Amount	Percent
Income before Tax	$(116,721)	—	$146,895	—
At Dutch statutory income tax rate of 25.0%	(29,180)	25.0%	36,724	25.0%
Taxation of foreign operations, net(1)	(25,490)	21.8%	(34,066)	(23.2)%
Tax impact from intangible property transfer	(21,122)	18.1%	—	—%
Changes in tax rates impacting deferred taxes(2)	331	(0.3)%	1,907	1.3%
Tax impact from non-deductible items(3)	21,415	(18.3)%	31,257	21.3%
Other	7,095	(6.1)%	6,179	4.2%
Total Income Tax	$(46,951)	40.2%	$42,001	28.6%
  ____________________
(1) Our effective tax rate reflects the benefit of our global operations where certain income or loss is taxed at rates higher or lower than The Netherlands’ statutory rate of 25% as well as the benefit of some income being partially exempt from income taxes due to various intercompany operating and financing activities. The most significant tax benefits from these foreign operating and financing activities are attributable to subsidiaries in Germany, Singapore, Switzerland, Ireland, Dubai and Luxembourg. These foreign tax benefits are due to a combination of favorable tax laws, regulations, rulings, and exemptions in these jurisdictions.
(2) The Netherlands' top statutory corporate income tax rate will be reduced in steps to 21.7% from 25% beginning in 2021.
(3) During 2019, we reassessed accruals for tax contingencies totaling $10.9 million, primarily related to ongoing income tax audits.
We conduct business globally and, as a result, file numerous consolidated and separate income tax returns in the Netherlands, Germany, Switzerland and the U.S. federal jurisdiction, as well as in various other state and foreign jurisdictions. In the normal course of business, we are subject to examination by taxing authorities throughout the world. Tax years in the Netherlands are potentially open back to 2007 for income tax examinations by tax authorities. The German group is open to audit for the tax years starting in 2014 and in 2019, the German tax authority commenced an audit for the 2014-2016 tax years. The U.S. consolidated group is subject to Federal and most state income tax examinations by tax authorities beginning with the year ending December 31, 2016 through the current period. Our subsidiaries, with few exceptions, are no longer subject to income tax examinations by tax authorities for years before 2015.
Effective January 1, 2019, we adopted IFRIC 23, Uncertainty over Income Tax Treatments. As of December 31, 2019 and 2018, our recorded uncertain tax positions totaled $58.0 million and $55.8 million, respectively. Also, we have accrued interest of $2.5 million and $4.1 million related to these uncertain tax positions at December 31, 2019 and 2018, respectively.
We have recorded deferred tax assets of $49.1 million and had deferred tax liabilities of $12.8 million at December 31, 2019 and 2018, respectively. The components of the net deferred asset and liability at December 31, 2019 and December 31, 2018 are as follows:
Consolidated Financial Statements F-44

(in thousands)	2019	2018	Change
Accrued liabilities	$17,977	$15,480	$2,497
Equity awards	16,585	22,857	(6,272)
Inventory	19,905	22,292	(2,387)
Net operating loss and credit carryforward	27,692	12,861	14,831
Intangibles	1,078	1,721	(643)
Depreciation and amortization	5,297	3,604	1,693
Disallowed interest carryforwards	6,856	—	6,856
Convertible debt	7,104	8,102	(998)
Other	10,886	9,134	1,752
Offsetting	(35,770)	(38,200)	2,430
Deferred Tax Asset	77,610	57,851	19,759
Intangibles	(26,294)	(71,196)	44,902
Depreciation and amortization	(25,376)	(25,448)	72
Other	(12,586)	(12,173)	(413)
Offsetting	35,770	38,200	(2,430)
Deferred Tax (Liability)	$(28,486)	$(70,617)	$42,131

Net Deferred Tax Asset / (Liability)	$49,124	$(12,766)	$61,890
The movement in deferred income tax assets and liabilities during the year is as follows:

(in thousands)	2019	2018
Change in deferred tax recognized in income	$66,880	$12,990
Change in deferred tax related to business combinations (1)	(1,511)	(7,602)
Change in deferred tax recognized in equity (2)	(3,479)	(1,086)
Change in Deferred Tax	$61,890	$4,302
  ____________________
(1) The change in deferred tax related to business combinations represents the deferred tax liability on fair value of identifiable intangible assets acquired and deferred tax asset on tax loss carry forwards as discussed in Note 5 "Acquisitions and Divestitures".
(2) The change deferred tax recognized in equity represents changes in components of other comprehensive income or loss, equity awards and translation adjustment.
At December 31, 2019 and 2018, we had $682.5 million and $408.7 million in total worldwide net operating loss (NOL) carryforwards. Included in these amounts at December 31, 2019 and 2018, we had $92.2 million and $56.5 million of unused tax losses for which no deferred tax asset is recognized in the statement of financial position, most of which do not expire. At December 31, 2019 and 2018, we had $133.8 million and $112.2 million of U.S. federal (NOL) carryforwards. At December 31, 2019, the entire NOLs in the U.S. are subject to limitations under Section 382 of the Internal Revenue Code. The NOLs in the U.S. will expire beginning December 31, 2024 through December 31, 2034. Also included in the above amount as of December 31, 2019 and 2018, were other foreign NOL carryforwards totaling approximately $456.5 million and $240.0 million, respectively. As of December 31, 2019, we had NOL carryforwards in Germany of $394.0 million which we expect to be utilized due to sufficient future taxable income. The NOLs in Germany mainly result from non-profitable activities which will not be continued. Of the total $456.5 million NOL carryforward, a portion of the foreign NOLs will be expiring beginning 2027.
At December 31, 2019, we had U.S. interest carryforwards of $255.0 million related to U.S. interest carryforwards which do not expire and for which no deferred taxes were recognized.

18. Equity
Common Shares
The authorized classes of our shares consist of Common Shares (410 million authorized), Preference Shares (450 million authorized) and Financing Preference Shares (40 million authorized). All classes of shares have a par value of €0.01. No Financing Preference Shares or Preference Shares have been issued. Like all shareholders' equity accounts, common shares are translated to U.S. dollars at the foreign exchange rates in effect when the shares are issued.
Consolidated Financial Statements F-45

Appropriation of profit of 2018
The financial statements for the reporting year 2018 have been adopted by the Annual General Meeting on June 17, 2019. The Annual General meeting has adopted the appropriation of profit after tax as proposed by the Managing Board.
Proposal for Profit Appropriation
The General Meeting of Shareholders will be asked to approve the following appropriation of the 2019 net loss for the period: an amount of $69.8 million to be subtracted from retained earnings.
Share Repurchase Programs
On May 6, 2019, we announced our sixth share repurchase program of up to $100 million of our common shares. During 2019, no shares were repurchased under this program. We do not currently anticipate repurchasing any common under this program due to the announced Thermo Fisher merger transaction discussed in Note 29 "Subsequent Events."
On January 31, 2018, we announced our fifth share repurchase program of up to $200 million of our common shares. During 2018, we repurchased 2.9 million QIAGEN shares for $104.7 million (including transaction costs). During 2019, we repurchased 2.0 million QIAGEN shares for $74.5 million (including transaction costs), bringing the total shares repurchased under this program to 4.9 million for $179.1 million (including transaction costs).
The cost of repurchased shares is included in treasury stock and reported as a reduction in total equity when a repurchase occurs. Repurchased shares will be held in treasury in order to satisfy various obligations, which include exchangeable debt instruments, warrants and employee share-based remuneration plans.

19. Earnings per Common Share
We present basic and diluted earnings per share. Basic earnings per share is calculated by dividing the net income by the weighted average number of common shares outstanding. Diluted earnings per share reflect the potential dilution that would occur if all “in the money” securities to issue common shares were exercised. Due to the net loss for the year ended December 31, 2019, stock options and restricted stock units representing 3.9 million weighted-shares of common stock and warrants representing 1.7 million weighted-shares of common stock were excluded from the computation of diluted net loss because the impact would have been antidilutive.
The following table summarizes the information used to compute earnings per common share:

	Years ended December 31,
(in thousands, except per share data)	2019	2018
Net (loss) income	$(69,770)	$104,894

Weighted average number of common shares used to compute basic net income per common share	226,777	226,640
Dilutive effect of stock options and restricted stock units	—	4,613
Dilutive effect of outstanding warrants	—	2,203
Weighted average number of common shares used to compute diluted net income per common share	226,777	233,456
Outstanding options and awards having no dilutive effect, not included in above calculation	107	272
Outstanding warrants having no dilutive effect, not included in above calculation	32,938	35,939

Basic (loss) earnings per common share	$(0.31)	$0.46
Diluted (loss) earnings per common share	$(0.31)	$0.45

20. Commitments and Contingencies
Licensing and Purchase Commitments
Consolidated Financial Statements F-46

We have licensing agreements with companies, universities and individuals, some of which require certain up-front payments. Royalty payments are required on net product sales ranging from 0.45 percent to 25 percent of covered products or based on quantities sold. Several of these agreements have minimum royalty requirements. The accompanying consolidated balance sheets include accrued royalties relating to these agreements in the amount of $5.5 million at December 31, 2019 and 2018. Royalty expense relating to these agreements amounted to $13.5 million and $14.0 million, for the years ended December 31, 2019 and 2018, respectively. Royalty expense is primarily recorded in cost of sales, with a small portion recorded as research and development expense depending on the use of the technology under license. Some of these agreements also have minimum raw material purchase requirements and requirements to perform specific types of research.
At December 31, 2019, we had commitments to purchase goods or services, and for future license and royalty payments. They are as follows:

(in thousands)	Purchase Commitments	License & Royalty Commitments
2020	$126,121	$11,434
2021	35,915	9,012
2022	26,337	6,507
2023	3,223	4,382
2024	3,000	1,823
Thereafter	—	4,297
Total licensing and purchase commitments at December 31, 2019	$194,596	$37,455

As of December 31, 2019, future license payments of $10.0 million and $14.5 million are included in other current liabilities and other non-current liabilities, respectively.
The information for the comparative period is provided below:

(in thousands)	Purchase Commitments	License & Royalty Commitments
2019	$93,214	$11,973
2020	20,804	11,613
2021	8,883	9,167
2022	2,690	6,731
2023	2,690	4,704
Thereafter	—	4,443
Total licensing and purchase commitments at December 31, 2018	$128,281	$48,631

Contingent Consideration Commitments
Pursuant to the purchase agreements for certain acquisitions and other contractual arrangements, we could be required to make additional contingent cash payments totaling up to $179.4 million based on the achievement of certain revenue and operating results milestones as follows:

(in thousands)	Contingent Cash Payments
2020	$152,750
2021	11,800
2022	5,900
2024	5,900
Anytime 12-month period from now until 2028	3,000
Total contingent cash payments at December 31, 2019	$179,350

Of the $179.4 million total contingent obligation as discussed further in Note 25 "Fair Value Measurements", we have assessed the fair value at December 31, 2019 to be $162.2 million, of which $142.6 million is included in other current liabilities and $19.6 million is included in other non-current liabilities in the accompanying consolidated balance sheets.
Employment Agreements
Consolidated Financial Statements F-47

Certain of our employment contracts contain provisions which guarantee the payments of certain amounts in the event of a change in control, as defined in the agreements, or if the executive is terminated for reasons other than cause, as defined in the agreements. At December 31, 2019 , the commitment under these agreements totaled $16.5 million (2018: $16.9 million).
Litigation
From time to time, we may be party to legal proceedings incidental to our business. As of December 31, 2019, certain claims, suits or legal proceedings arising out of the normal course of business have been filed or were pending against QIAGEN or our subsidiaries. These matters have arisen in the ordinary course and conduct of business, as well as through acquisition. Although it is not possible to predict the outcome of such litigation, we assess the degree of probability and evaluate the reasonably possible losses that we could incur as a result of these matters. We accrue for any estimated loss when it is probable that a liability has been incurred and the amount of probable loss can be estimated.
Litigation accruals recorded in accrued and other current liabilities totaled $0.8 million as of December 31, 2019 (2018: $6.0 million). The estimated amount of a range of possible losses is between $0.3 million and $2.2 million. During the year ended December 31, 2019, payments of $5.4 million related to previous matters were made. Based on the facts known to QIAGEN and after consultation with legal counsel, management believes that such litigation will not have a material adverse effect on our financial position or results of operations above the amounts accrued. However, the outcome of these matters is ultimately uncertain, thus any settlements or judgments against us in excess of management's expectations could have a material adverse effect on our financial position, results of operations or cash flows.

21. Segment Information
Considering the acquisitions made during 2019, we determined that we still operate as one business segment in accordance with IFRS 8 Operating Segments. As a result of our continued restructuring and streamlining of the growing organization, our chief operating decision maker (CODM) continues to make decisions with regards to business operations and resource allocation based on evaluations of QIAGEN as a whole. Accordingly, we operate as one business segment. Summarized product category and geographic information and operating income is shown in the tables below.
Product Category Information
Net sales for the product categories are attributed based on those revenues related to sample and assay products and similarly related revenues including bioinformatics solutions, and revenues derived from instrumentation sales. Refer to Note 4 "Revenue" for disaggregation of revenue based on product categories and customer class.
Geographical Information
Net sales are attributed to countries based on the location of the customer. QIAGEN operates manufacturing facilities in Germany, China, and the United States that supply products to customers as well as QIAGEN subsidiaries in other countries. The intersegment portions of such net sales are excluded to derive consolidated net sales. No single customer represents more than ten percent of consolidated net sales. Our country of domicile is the Netherlands, which reported net sales of $15.8 million and $15.9 million for the years ended 2019 and 2018, respectively, and these amounts are included in the line item Europe, Middle East and Africa as shown in the table below.

(in thousands)	2019	2018
Net Sales
Americas:
United States	$663,869	$632,660
Other Americas	58,121	60,359
Total Americas	721,990	693,019
Europe, Middle East and Africa	487,476	490,301
Asia Pacific, Japan and Rest of World	316,958	318,528
Total	$1,526,424	$1,501,848
Long-lived assets include property, plant and equipment, goodwill, other intangible assets, equity accounted investments, non-current financial assets and other non-current assets. The Netherlands, which is included in the balances for Europe, reported long-lived assets of $48.6 million and $47.6 million for the years ended 2019 and 2018, respectively.
Consolidated Financial Statements F-48

(in thousands)	2019	2018
Long-lived assets
Americas:
United States	$2,088,363	$1,923,019
Other Americas	10,770	9,833
Total Americas	2,099,133	1,932,852
Germany	515,377	540,227
Other Europe, Middle East and Africa	611,235	616,782
Asia Pacific, Japan and Rest of World	256,824	239,086
Total	$3,482,569	$3,328,947
Operating Income Information
Our chief operating decision maker (CODM) makes decisions with regard to business operations and resource allocation considering many measures, the primary income measure being adjusted operating income. Adjusted results are financial measures that are considered to provide insight into our core business performance. The table below provides details regarding adjustments from the primary metric used by the CODM to income from operations for the years ended 2019 and 2018.

(in thousands)	2019	2018
Adjusted income from operations	$421,792	$403,315
Purchased intangible amortization	(101,484)	(95,755)
Business integration and acquisition related items	(346,444)	(40,979)
Development costs	(9,100)	(4,136)
Other income and expense	(14,298)	10,101
(Loss) Income from operations	$(49,534)	$272,546

22. Share-Based Payments
We adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the 2005 Plan) in 2005 and the QIAGEN N.V. 2014 Stock Plan (the 2014 Plan) in 2014. The 2005 Plan expired by its terms in April 2015 and no further awards will be granted under the 2005 Plan. The plans allow for the granting of stock rights and incentive stock options, as well as non-qualified options, stock grants and stock-based awards, generally with terms of up to 5 or 10 years, subject to earlier termination in certain situations. The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control, as defined in the plans. All option grants have been at the market value on the grant date or at a premium above the closing market price on the grant date. We issue Treasury Shares to satisfy option exercises and award releases and had approximately 15.7 million Common Shares reserved and available for issuance under the 2005 and 2014 Plans at December 31, 2019.
Stock Options
We have not granted stock options since 2013. A summary of the status of employee stock options as of December 31, 2019 and 2018, and changes during the years then ended is presented below:

	Stock Options (in thousands)	Weighted Average Exercise Price US$
Outstanding at January 1, 2019	898	$20.04
Exercised	(104)	$19.95
Expired	(2)	$17.51
Outstanding at December 31, 2019	792	$20.06
Vested at December 31, 2019	792	$20.06
Vested and expected to vest at December 31, 2019	792	$20.06

Outstanding at January 1, 2018	1,149	$19.54
Exercised	(249)	$17.77
Expired	(2)	$15.84
Outstanding at December 31, 2018	898	$20.04
Vested at December 31, 2018	898	$20.04
Vested and expected to vest at December 31, 2018	898	$20.04
Consolidated Financial Statements F-49

The total intrinsic value of options exercised during the years ended December 31, 2019 and 2018 was $2.0 million and $5.0 million, respectively. The actual tax benefit for the tax deductions from option exercises totaled $0.5 million and $0.8 million during the years ended December 31, 2019 and 2018, respectively. At December 31, 2019, there was no unrecognized share-based compensation expense related to employee stock option awards.
At December 31, 2019 and 2018, 0.8 million and 0.9 million options were exercisable at a weighted average price of $20.06 and $20.04 per share, respectively. The options outstanding at December 31, 2019 will expire in various years through 2023.
Stock Units
Stock units represent rights to receive Common Shares at a future date and include restricted stock units which are subject to time-vesting only and performance stock units which include performance conditions in addition to time-vesting. The final number of performance stock units earned is based on the performance achievement which for some grants can reach up to 120% of the granted shares. There is no exercise price and the fair market value at the time of the grant is recognized over the requisite vesting period, generally up to 5 or 10 years. The fair market value is determined based on the number of stock units granted and the market value of our shares on the grant date. Pre-vesting forfeitures were estimated to be approximately 6.2% (2018: 6.6%). At December 31, 2019, there was $60.1 million remaining in unrecognized compensation cost including estimated forfeitures related to these awards, which is expected to be recognized over a weighted average period of 2.57 years (2018: $95.2 million over a weighted average of 2.40 years). The weighted average grant date fair value of restricted stock units granted during the year ended December 31, 2019 was $37.28 (2018: $35.37). The total fair value of restricted stock units released during the years ended December 31, 2019 and 2018 was $123.9 million and $54.3 million, respectively.
A summary of stock units as of December 31, 2019 and 2018, and changes during the year then ended are presented below:

(in thousands)	2019	2018
Outstanding at January 1st	8,343	8,102
Granted	1,618	2,344
Released	(3,517)	(1,575)
Forfeited	(1,261)	(528)
Outstanding at December 31st	5,183	8,343
Vested and expected to vest at December 31st	3,972	7,238
Beginning in 2019, we began net share settlement for the tax withholding upon the vesting of awards. Shares are issued on the vesting dates net of the applicable statutory tax withholding to be paid by us on behalf of our employees. As a result, fewer shares are issued than the number of stock units outstanding. We record a liability for the tax withholding to be paid by us as a reduction to treasury shares.
Compensation Expense
Share-based compensation expense for the years ended December 31, 2019 and 2018 totaled approximately $65.9 million and $40.1 million, respectively as shown in the table below.

(in thousands)	2019	2018
Cost of sales	$2,493	$2,879
Research and development	5,810	6,457
Sales and marketing	7,947	9,372
General and administrative	23,705	21,405
Restructuring, acquisition, integration and other, net	25,938	—
Share-based compensation expense before taxes	65,893	40,113
Less: Income tax benefit (1)	13,399	7,869
Net share-based compensation expense	$52,494	$32,244
(1) Does not include the excess tax benefit realized for the tax deductions of the share-based payment arrangements totaled $4.0 million and $4.7 million for the years ended December 31, 2019 and 2018, respectively.
Share-based compensation includes amounts related to restructuring programs discussed in Note 6 "Restructuring and Impairments", including accelerated expense in 2019 and net forfeitures in 2017. No share-based compensation cost was capitalized in inventory in 2019 and 2018 as the amounts were not material.

23. Employee Benefits and Personnel Costs
We maintain various benefit plans, including defined contribution and defined benefit plans. Our U.S. defined contribution plan is qualified under Section 401(k) of the Internal Revenue Code, and covers substantially all U.S. employees. Participants may
Consolidated Financial Statements F-50

contribute a portion of their compensation not exceeding a limit set annually by the Internal Revenue Service. This plan includes a provision for us to match a portion of employee contributions. Total expense under the 401(k) plans, including the plans acquired via business acquisitions, was $4.0 million for the years ended December 31, 2019 and 2018. We also have defined contributions up to an established maximum. We make matching contributions up to an established maximum. Matching contributions made to the plan, and expensed, totaled approximately 0.2 million for the years ended December 31, 2019 and 2018.
We have five defined benefit, non-contributory retirement or termination plans that cover certain employees in Germany, France, Japan, Italy and the United Arab Emirates. These defined benefit plans provide benefits to covered individuals satisfying certain age and service requirements. For certain plans, we calculate the vested benefits to which employees are entitled if they separate immediately. The benefits accrued on a pro-rata basis during the employees' employment period are based on the individuals' salaries, adjusted for inflation. The liability under the defined benefit plans was $8.2 million at December 31, 2019 and $7.4 million at December 31, 2018, and is included as a component of other non-current liabilities on the accompanying consolidated balance sheets.
Personnel Costs
Personnel costs amounted to $484.7 million in 2019 (2018: $483.6 million). As of December 31, 2019, there were 5,096 employees within the Group (2018: 4,952).

(in thousands)	2019	2018
Salaries and wages	$232,398	$283,192
Social security	76,472	84,670
Share-based payment expense	39,956	40,113
Termination costs	68,544	10,834
Other	67,298	64,765
Personnel Costs	$484,668	$483,574
The personnel costs are allocated to the functional areas in which the respective employees are working or in the case of the incremental termination benefits which are the result of restructuring activities as discussed in Note 6 "Restructuring and Impairments" are recorded in restructuring, acquisition, integration and other costs. Termination costs include accelerated expense for share-based payments related to the 2019 Restructuring activities also discussed in Note 6.

24. Related Party Transactions
From time to time, we have transactions with other companies in which we hold an interest, all of which are individually and in the aggregate immaterial, as summarized in the table below:

	For the years ended December 31,
(in thousands)	2019	2018
Net sales	$20,002	$23,358
Net sales with related parties primarily reflects our ventures in China including our partnership to externalize the HPV test franchise for cervical cancer screening in China as well as our joint venture with Sichuan Maccura Biotechnology Co., Ltd which was terminated in conjunction with the 2019 restructuring activities discussed further in Note 6 "Restructuring and Impairments" which also details related party restructuring charges.

	As of December 31,
(in thousands)	2019	2018
Trade accounts receivable	$7,589	$10,109
Other current assets	$13,697	$3,873
Other non-current assets	$16,830	$24,300
Trade and other accounts payable	$1,775	$4,888
Other current liabilities	$15,404	$5,488
Other current assets includes short-term loan receivables and suppliers advances from companies with which we have an investment or partnership interest.
In connection with the 2019 Restructuring further discussed in Note 6 "Restructuring and Impairments", we entered into a agreement with a non-publicly traded company considered a related party to reduce future purchase commitments to $25.2
Consolidated Financial Statements F-51

million through 2022. The commitment was reduced by $12.8 million which will be paid in 2020 and is included in other current liabilities as of December 31, 2019, in the accompanying consolidated balance sheet.
During 2018, we purchased a convertible note for $15.0 million from a privately held company. The note is due in December 2021 and bears interest at 8%. In the event the company goes public, the note will convert into common shares in the company ranking pari-passu with existing common shares. As of December 31, 2019, the principal and accrued interest of this note totals $16.3 million and is included in other non-current assets.
Compensation of Directors and Officers
Remuneration of the Managing Board
The tables below state the amounts earned on an accrual basis by our Managing Board members in 2019 and 2018.

For the year ended December 31, 2019 (in thousands, except for number of award grants)	Thierry Bernard(3)	Peer M. Schatz(3)	Roland Sackers
Fixed Salary	$650	$910	$560
Other (1)	34	6,571	40
Total fixed income 2019	684	7,481	600
Short-term variable cash bonus (2)	500	—	249
Total short-term income 2019	1,184	7,481	849
Defined contribution on benefit plan	24	65	76
Total cash compensation	$1,208	$7,546	$925
______________________________________
(1)Amounts include, among others, car lease and reimbursed personal expenses such as tax consulting. Additionally, amounts for Mr. Schatz include separation payments due upon the conclusion of his agreement. We occasionally reimburse our Managing Directors' personal expenses related to attending out-of-town meetings but not directly related to their attendance. Amounts do not include the reimbursement of certain expenses relating to travel incurred at the request of QIAGEN, other reimbursements or payments that in total did not exceed $10,000 or tax amounts paid by the Company to tax authorities in order to avoid double-taxation under multi-tax jurisdiction employment agreements. Compensation for Mr. Schatz for 2019 is excluding €0.7 million to account for the tax levy payable to the Dutch tax authorities by the Company on termination benefits pursuant to Article 32bb of the Dutch wage tax act.
(2)The Performance Stock Units Granted amount includes the number of performance share units granted to each Managing Board member in 2019 for the conversion of 2018 cash bonus earned by each Managing Board member in 2018. In 2019, Mr. Schatz received 60,982 performance stock units and Mr. Sackers received 21,131 performance stock units.
(3)Mr. Schatz’s contract as Managing Director and Chief Executive Officer concluded effective September 30, 2019 and he continues as a Senior Advisor until June 30, 2021. In October 2019, Mr. Bernard was named Interim Chief Executive Officer in addition to his prior role as Senior Vice President, Head of Molecular Diagnostics Business Area. Mr. Bernard is not a statutory director under Dutch law.

For the year ended December 31, 2018 (in thousands, except for number of option and award grants)	Peer M. Schatz	Roland Sackers
Fixed Salary	$1,281	$575
Other (1)	5	37
Total fixed income 2018	1,286	612
Short-term variable cash bonus (3)	—	—
Total short-term income 2018	1,286	612
Defined contribution on benefit plan	78	80
Total compensation	$1,364	$692
______________________________________
(1)Amounts include, among others, car lease and reimbursed personal expenses such as tax consulting. We also occasionally reimburse our Managing Directors' personal expenses related to attending out-of-town meetings but not directly related to their attendance. Amounts do not include the reimbursement of certain expenses relating to travel incurred at the request of QIAGEN, other reimbursements or payments that in total did not exceed $10,000 or tax amounts paid by the Company to tax authorities in order to avoid double-taxation under multi-tax jurisdiction employment agreements.
(2)The Performance Stock Units Granted amount includes the number of performance stock units granted to each Managing Board member under the Company's Commitment Program as discussed further in the Corporate Governance Report within this Annual Report. Of the total performance shares granted in 2018, 307,000 were granted to Mr. Schatz and 97,000 were granted to Mr. Sackers under this Commitment Program.
(3)The Variable Cash Bonus does not include values which were converted to equity-based compensation for each Managing Board member at his election in lieu of the value of the cash bonus earned by such Managing Board member in 2018. In 2019, Mr. Schatz will receive a grant of 60,982 performance stock units and Mr. Sackers will receive a grant of 21,131 performance stock units. The performance stock units will vest 40% over three years and 60% over five years from the date of grant, with the final performance measurement aligned to achievement of 2019 performance goals.
Consolidated Financial Statements F-52

The total recognized compensation expense in accordance with IFRS 2 for share-based compensation in the year December 31, 2019 (2018) for long-term compensation of stock units amounted to $37.4 million ($12.3 million) for Mr. Schatz and $4.7 million ($3.6 million) for Mr. Sackers. Based on such valuations and including the tax levy on termination benefits, the total compensation including share-based compensation expenses in the year 2019 (2018) for members of the Managing Board was $54.3 million ($18.0 million), and amounts to $45.8 million ($13.7 million) for Mr. Schatz and $5.6 million ($4.3 million) for Mr. Sackers.
Remuneration of the Supervisory Board
The tables below state the amounts earned on an accrual basis by the members of the Supervisory Board in 2019 and 2018:

For the year ended December 31, 2019 (in thousands, except for number of share grants)	Fixed remuneration	Committee Chairman / Chairwoman	Committee membership	Total (1)	Number of restricted stock units granted
Stéphane Bancel	$57.5	—	32.0	$89.5	9,331
Dr. Håkan Björklund	$150.0	12.0	11.0	$173.0	9,331
Dr. Metin Colpan	$57.5	12.0	6.0	$75.5	9,331
Dr. Ross L. Levine	$57.5	—	6.0	$63.5	9,331
Dr. Elaine Mardis	$57.5	—	6.0	$63.5	9,331
Lawrence A. Rosen	$57.5	25.0	—	$82.5	9,331
Elizabeth E. Tallett	$57.5	18.0	21.0	$96.5	9,331
______________________________________
(1)Supervisory Directors are reimbursed for travel costs and for any value-added tax to be paid on their remuneration. These reimbursements are excluded from the amounts presented herein.

For the year ended December 31, 2018 (in thousands, except for number of share grants)	Fixed remuneration	Committee Chairman / Chairwoman	Committee membership	Total(2)	Number of restricted stock units granted
Stéphane Bancel	$57.5	—	32.0	$89.5	9,866
Dr. Håkan Björklund	$103.8	6.0	14.0	$123.8	9,866
Dr. Metin Colpan	$57.5	12.0	6.0	$75.5	9,866
Prof. Dr. Manfred Karobath (1)	$75.0	6.0	8.5	$89.5	9,866
Dr. Ross L. Levine	$57.5	—	6.0	$63.5	9,866
Dr. Elaine Mardis	$57.5	—	6.0	$63.5	9,866
Lawrence A. Rosen	$57.5	25.0	—	$82.5	9,866
Elizabeth E. Tallett	$57.5	18.0	21.0	$96.5	9,866
______________________________________
(1)Prof. Dr. Manfred Karobath was a member of the Supervisory Board since 2000 and did not stand for re-election at the Company’s Annual General Meeting in June 2018.
(2)Supervisory Directors are reimbursed for travel costs and for any value-added tax to be paid on their remuneration. These reimbursements are excluded from the amounts presented herein.
The total recognized compensation expense in accordance with IFRS 2 for share-based compensation in the year 2019 (2018) for long-term compensation of restricted stock units amounted to $1.9 million ($1.5 million) and includes $321.3 thousand ($259.0 thousand) for Mr. Bancel, $150.8 thousand ($58.3 thousand) for Mr. Björklund, $327.6 thousand ($270.6 thousand) for Mr. Colpan, $235.8 thousand ($128.0 thousand) for Mr. Levine, $315.7 thousand ($227.6 thousand) for Ms. Mardis, $321.3 thousand ($259.0 thousand) for Mr. Rosen and $229.0 thousand ($201.4 thousand) for Ms. Tallett. $120.2 thousand in 2018 for Mr. Karobath, who did not stand for re-election at the Company’s Annual General Meeting in June 2018.
The total recognized compensation expense, including share-based compensation expenses, for members of the Supervisory Board in 2019 (2018) totaled $2.5 million ($2.2 million) and includes amounts of $410.8 thousand ($348.5 thousand) for Mr. Bancel, $323.8 thousand ($182.1 thousand) for Mr. Björklund, $403.1 thousand ($346.1 thousand) for Mr. Colpan, $299.3 thousand ($191.5 thousand) for Mr. Levine, $379.2 thousand ($291.1 thousand) for Ms. Mardis, $403.8 thousand ($341.5 thousand) for Mr. Rosen, and $325.5 thousand ($297.9 thousand) for Ms. Tallett. $209.7 thousand in 2018 for Mr. Karobath.
Supervisory Board and Managing Board members’ interests in QIAGEN N.V. shares
Consolidated Financial Statements F-53

Share Ownership
The following table sets forth certain information as of January 31, 2020 concerning the ownership of Common Shares by our directors and officers. In preparing the following table, we have relied on information furnished by such persons.

Name and Country of Residence	Shares Beneficially Owned	Percent Ownership
Thierry Bernard, United States	47,526	*
Roland Sackers, Germany	139,476	*
Stéphane Bancel, United States	9,975	*
Dr. Håkan Björklund, Sweden	—	—%
Dr. Metin Colpan, Germany	3,550,617	1.56%
Dr. Ross L. Levine, United States	—	—
Dr. Elaine Mardis, United States	—	—
Lawrence A. Rosen, United States	—	—
Elizabeth Tallett, United States	22,167	*
 ____________________
 * Indicates that the person beneficially owns less than 0.5% of the Common Shares issued and outstanding as of January 31, 2020.

25. Fair Value Measurements
Financial Instruments are measured at fair value according the following hierarchy which prioritizes the inputs used in measuring fair value as follows:
•Level 1,  Observable inputs, such as quoted prices in active markets;
•Level 2,  Inputs, other than the quoted price in active markets, that are observable either directly or indirectly; and
•Level 3,  Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.
Our assets and liabilities measured at fair value on a recurring basis consist of financial assets, which are classified in Level 1 and Level 2 of the fair value hierarchy, derivative contracts used to hedge currency and interest rate risk and derivative financial instruments entered into in connection with the Cash Convertible Notes discussed in Note 26 "Financial Risk Factors and Use of Derivative Financial Instruments", which are classified in Level 2 of the fair value hierarchy, and contingent consideration accruals which are classified in Level 3 of the fair value hierarchy, and are shown in the tables below. There have been no transfers between levels.
In determining fair value for Level 2 instruments, we apply a market approach, using quoted active market prices relevant to the particular instrument under valuation, giving consideration to the credit risk of both the respective counterparty to the contract and the Company. To determine our credit risk we estimated our credit rating by benchmarking the price of outstanding debt to publicly-available comparable data from rated companies. Using the estimated rating, our credit risk was quantified by reference to publicly-traded debt with a corresponding rating. The Level 2 derivative financial instruments include the Call Options asset, the Warrants liability and the embedded conversion option liability. See Note 16 "Financial Debts" and Note 26 "Financial Risk Factors and Use of Derivative Financial Instruments" for further information. The derivatives are not actively traded and are valued based on an option pricing model that uses observable market data for inputs. Significant market data inputs used to determine fair values as of December 31, 2019 included our common stock price, the risk-free interest rate, and the implied volatility of our common stock. The Call Options asset and the embedded cash conversion option liability were designed with the intent that changes in their fair values would substantially offset, with limited net impact to our earnings. Therefore, the sensitivity of changes in the unobservable inputs to the option pricing model for such instruments is substantially mitigated.
Our Level 3 instruments include contingent consideration liabilities. We value contingent consideration liabilities using unobservable inputs, applying the income approach, such as the discounted cash flow technique, or the probability-weighted scenario method. Contingent consideration arrangements obligate us to pay the sellers of an acquired entity if specified future events occur or conditions are met such as the achievement of technological or revenue milestones. We use various key
Consolidated Financial Statements F-54

assumptions, such as the probability of achievement of the milestones (0% to 100%) and the discount rate (between 2.4% and 6.9%), to represent the non-performing risk factors and time value when applying the income approach. We regularly review the fair value of the contingent consideration, and reflect any change in the accrual in the consolidated statements of income in the line items commensurate with the underlying nature of milestone arrangements. If minor changes were made in the key assumptions on which these valuations are based, there would be no material effect on the fair value of contingent consideration on the statement of financial position or the corresponding effect in the consolidated statement of income for the years ended December 31, 2019 and 2018. The maximum amount of contingent consideration relating to business combinations is disclosed in Note 20 "Commitments and Contingencies".
Our Level 3 instruments also include unquoted equity securities for which we estimate the value based on valuation methods using the observable transaction price at the transaction date and other unobservable inputs. These investments are carried at fair value which is considered to be cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.
As of December 31, 2019, we held the following financial instruments carried at fair value on the statement of financial position:

(in thousands)	2019	Level 1	Level 2	Level 3
Financial assets, current	$107,118	$—	$107,118	$—
Financial assets, non-current	94,187	870	22,468	70,849
Call option	290,971	—	290,971	—
Foreign exchange contracts	6,689	—	6,689	—
Interest rate contracts	2,474	—	2,474	—
Assets	$501,439	$870	$429,720	$70,849
Foreign exchange contracts	(1,814)	—	(1,814)	—
Interest rate contracts	(6,027)	—	(6,027)	—
Cash conversion option	(292,263)	—	(292,263)	—
Warrants	(238,663)	—	(238,663)	—
Contingent consideration	(162,160)	—	—	(162,160)
Liabilities	$(700,927)	—	$(538,767)	$(162,160)
As of December 31, 2018, we held the following financial instruments carried at fair value on the statement of financial position:

(in thousands)	2018	Level 1	Level 2	Level 3
Financial assets, current	$214,918	$350	$214,568	$—
Financial assets, non-current	81,639	2,117	20,038	59,484
Call option	395,095	—	395,095	—
Foreign exchange contracts	2,673	—	2,673	—
Assets	$694,325	$2,467	$632,374	$59,484
Foreign exchange contracts	(5,957)	—	(5,957)	—
Interest rate contracts	(18,768)	—	(18,768)	—
Cash conversion option	(399,262)	—	(399,262)	—
Warrants	(297,240)	—	(297,240)	—
Contingent consideration	(48,971)	—	—	(48,971)
Liabilities	$(770,198)	$—	$(721,227)	$(48,971)
Refer to Note 7 "Financial Assets" for the change in unquoted equity securities with Level 3 inputs during the year ended December 31, 2019 included in financial assets, non-current in the table above. For liabilities with Level 3 inputs, the following table summarizes the activity as of December 31, 2019 and 2018:

Fair Value Measurements Using Significant Unobservable Inputs (Level 3) Contingent Consideration (in thousands)	2019	2018
Contingent consideration as at January 1st	$(48,971)	$(11,539)
Additions from acquisitions	(132,422)	(53,962)
Payments	11,800	16,530
Gain included in earnings	7,433	—
Contingent consideration as at December 31st	$(162,160)	$(48,971)
Consolidated Financial Statements F-55

As of December 31, 2019, the liability for contingent consideration totals $162.2 million, of which $142.6 million is included in other current liabilities and $19.6 million is included in other non-current liabilities in the accompanying consolidated balance sheet. During 2019, gains for the reduction in the fair value of contingent consideration related to unmet milestones of $7.4 million was recognized in restructuring, integration and other, net in the accompanying consolidated income statement.
The table below presents the carrying values and the estimated fair values of financial instruments not presented in the tables above.

	As of December 31, 2019			As of December 31, 2018
(in thousands)	Carrying Amount	Level 1	Level 2	Carrying Amount	Level 1	Level 2
Long-term debt including current portion:
Cash convertible notes	$1,046,511	$1,296,334	$—	$1,439,931	$1,794,000	$—
U.S. Private placement	326,510	—	329,157	399,301	—	391,700
German private placement	330,857	—	334,371	336,168	—	337,768
	$1,703,878	$1,296,334	$663,528	$2,175,400	$1,794,000	$729,468
The fair values of the financial instruments presented in the tables above were determined as follows:
Cash Convertible Notes: Fair value is based on an estimation using available over-the-counter market information on the Cash Convertible Notes due in 2021, 2023 and 2024.
U.S. Private Placement: Fair value of the outstanding bonds is based on an estimation using the changes in the U.S. Treasury rates.
German Private Placement: Fair value is based on an estimation using changes in the euro swap rates.
The estimated fair values may not represent actual values of the financial instruments that could be realized as of the balance sheet date or that will be realized in the future. There were no adjustments in the twelve-month periods ended December 31, 2019 and 2018 for nonfinancial assets or liabilities required to be measured at fair value on a nonrecurring basis.

26. Financial Risk Factors and Use of Derivative Financial Instruments
26.1. Financial Risks
Market risk
Our market risk relates primarily to interest rate exposures on cash, short-term investments and borrowings and foreign currency exposures. Financial risk is centrally managed and is regulated by internal guidelines which require a continuous internal risk analysis. The overall objective of our risk management is to reduce the potential negative earnings effects from changes in interest and foreign exchange rates. Exposures are managed through operational methods and financial instruments relating to interest rate and foreign exchange risks. In the ordinary course of business, we use derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and interest rates. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with global financial and operating activities. We do not utilize derivative or other financial instruments for trading or other speculative purposes. All derivatives are recognized as either assets or liabilities in the balance sheet and are measured at fair value with any change in fair value recognized in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. In determining fair value, we consider both the counterparty credit risk and our own creditworthiness, to the extent that the derivatives are not covered by collateral agreements with respective counterparties.
Foreign currency exchange rates
As a global enterprise, we are subject to risks associated with fluctuations in foreign currencies with regard to our ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions as well as future cash flows resulting from anticipated transactions including intra-group transactions. We manage our balance sheet exposure on a group-wide basis primarily using foreign exchange forward contracts, options and cross-currency swaps.
A significant portion of our revenues and expenses are earned and incurred in currencies other than the U.S. dollar. The euro is the most significant such currency, with others including the British pound, Japanese yen, Chinese renminbi, Turkish lira, Brazilian real, Indian rupee, Swiss franc, and Canadian and Australian dollars. Fluctuations in the value of the currencies in
Consolidated Financial Statements F-56

which we conduct our business relative to the U.S. dollar have caused and will continue to cause U.S. dollar translations of such currencies to vary from one period to another. Due to the number of currencies involved, the constantly changing currency exposures, and the potential substantial volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations upon future operating results. In general terms, depreciation of the U.S. dollar against our other foreign currencies will increase reported net sales. However, this effect is, at least partially, offset by the fact that we also incur substantial expenses in foreign currencies.
We have significant production and manufacturing facilities located in Germany and intercompany sales of inventory also expose us to foreign currency exchange rate risk. Intercompany sales of inventory are generally denominated in the local currency of the subsidiary purchasing the inventory in order to centralize foreign currency risk with the manufacturing subsidiary. We use an in-house bank approach to net and settle intercompany payables and receivables as well as intercompany foreign exchange swaps and forward contracts in order to centralize the foreign exchange rate risk to the extent possible. We have entered in the past and may enter in the future into foreign exchange derivatives including forwards, swaps and options to manage the remaining foreign exchange exposure.
For the presentation of market risks, IFRS 7 requires sensitivity analyses that show the effects of hypothetical changes of relevant risk variables on profit or loss and shareholders' equity. Currency risks as defined by IFRS 7 arise on account of financial instruments being denominated in a currency that is not the functional currency and being of a monetary nature; differences resulting from the translation of financial statements into the Company's presentation currency are not taken into consideration. Relevant risk variables are generally all non-functional currencies in which QIAGEN has financial instruments.
QIAGEN is exposed to currency risks from financial derivatives. If each of the respective currency pairs for which the Company has financial derivatives in place, which do not qualify for hedge accounting in accordance with IFRS 9, varied from the rates used for the preparation of the consolidated financial statements, this would have had an effect on the net income of the Company. Any effect would have been almost fully off-set by corresponding valuation adjustments in the positions, which economically had been hedged by these financial derivatives. Accordingly, the net effect of such variance in currency rates would not have been material.
If, at December 31, 2019, the U.S. dollar had gained or lost 10% against all identified major currencies, the estimated effect on the fair value of the financial derivatives would have been as follows:

	As of December 31, 2019		As of December 31, 2018
(in thousands)	10% higher	10% lower	10% higher	10% lower
Currency
Euro (EUR)	12,010	(12,038)	(5,947)	5,947
Australian Dollar (AUD)	11,655	(11,760)	9,493	(9,493)
Swedish Krona (SEK)	(395)	483	(345)	422
Japanese Yen (JPY)	(82)	101	—	—
Canadian Dollar (CAD)	(275)	334	(399)	488
Singapore Dollar (SGD)	(587)	704	(1,795)	2,196
Swiss Franc (CHF)	(1,818)	2,205	(8,478)	10,389
Pound Sterling (GBP)	388	(391)	895	(895)
Turkish Lira (TRY)	2,369	(2,909)	1,393	(1,699)
South Korean Won (KRW)	621	(756)	529	(647)
Chinese Yuan (CNY)	952	(1,159)	263	(321)
Norwegian Krone (NOK)	—	—	209	(256)
Polish Zloty (PLN)	402	(488)	362	(443)
Total	25,240	(25,674)	(3,820)	5,688
Interest rates
The Company is exposed to interest rate risk by floating rate financial debt and floating rate financial assets. This exposure is managed by varying the proportion of fixed and floating rate debt, while all non-derivative financial assets pay interest on floating rates. Net financial income earned on the Company's net financial assets is generally affected by changes in the level of interest rates, principally the Euro and the U.S. dollar interest rate.
At December 31, 2019, we had $622.5 million in cash and cash equivalents (2018: $1.2 billion). Interest income earned on our cash investments is affected by changes in the relative levels of market interest rates. We only invest in high-grade investment
Consolidated Financial Statements F-57

instruments. A hypothetical adverse 10% movement in market interest rates would not have materially impact our financial statements.
Borrowings against lines of credit are at variable interest rates. We had no amounts outstanding against our lines of credit at December 31, 2019 and 2018. A hypothetical adverse 10% movement in market interest rates would not have materially impacted our financial statements.
At December 31, 2019, we had $1.7 billion in current and non-current financial debt (2018: $2.2 billion). A hypothetical adverse 10% movement in market interest rates would not have materially impacted our financial statements.
Liquidity risk
To date, we have funded our business primarily through internally generated funds, debt and the private and public sales of equity. Our primary use of cash has been to support continuing operations and our investing activities including capital expenditure requirements and acquisitions. As of December 31, 2019 and 2018, we had cash and cash equivalents of $622.5 million and $1.16 billion, respectively. We also had current financial assets of $107.1 million and $214.6 million, respectively. Cash and cash equivalents are primarily held in Euros and U.S. dollars, other than those cash balances maintained in the local currency of subsidiaries to meet local working capital needs. As of December 31, 2019 and 2018, we had working capital of $560.3 million and $1.1 billion, respectively.
In October 2016, we extended the maturity of our €400.0 million syndicated revolving credit facility, which now has a contractual lifetime until December 2021 of which no amounts were utilized at December 31, 2019. We have additional credit lines totaling €26.6 million with no expiration date, none of which were utilized as of December 31, 2019. We also have finance lease obligations, including interest, in the amount of $0.1 million as of December 31, 2018 and repayment obligations of $1.7 billion of financial debt (2018: $2.2 billion), of which $285.2 million is current as of December 31, 2019.
As of December 31, 2019, our future contractual cash obligations are as follows:

Contractual Obligations (in thousands)	Payments Due by Period
	Total	2020	2021	2022	2023	2024	Thereafter
Financial debt (1)	$1,787,877	$25,438	$347,230	$488,883	$356,738	$552,636	$16,952
Purchase obligations	194,596	126,121	35,915	26,337	3,223	3,000	—
Lease obligations	61,520	19,914	16,009	11,885	7,119	3,391	3,202
License and royalty payments (2)	37,455	11,434	9,012	6,507	4,382	1,823	4,297
Total contractual cash obligations	$2,081,448	$182,907	$408,166	$533,612	$371,462	$560,850	$24,451
  ____________________
(1) Amounts include required principal, stated at current carrying values, and interest payments.
(2) As of December 31, 2019, $10.0 million and $14.5 million are included in other current liabilities and other non-current liabilities, respectively.
In addition to the above and pursuant to purchase agreements for several of our recent acquisitions, we could be required to make additional contingent cash payments totaling up to $179.4 million based on the achievement of certain revenue and operating results milestones as follows:

(in thousands)	Contingent Cash Payments
2020	$152,750
2021	11,800
2022	5,900
2024	5,900
Anytime 12-month period from now until 2028	3,000
Total	$179,350
Of the $179.4 million total contingent obligation, we have assessed the fair value at December 31, 2019 to be $162.2 million, of which $142.6 million is included in other current liabilities and $19.6 million is included in other non-current liabilities.
We believe that funds from operations, existing cash and cash equivalents, together with the proceeds from our public and private sales of equity, and availability of financing facilities, will be sufficient to fund our planned operations and expansion during the coming year. However, any global economic downturn may have a greater impact on our business than currently
Consolidated Financial Statements F-58

expected, and we may experience a decrease in the sales of our products, which could impact our ability to generate cash. The recent outbreak of COVID-19 continues to impact the global economy and markets. At this time, the impact of the outbreak on our business has been mixed as production at our plants is uninterrupted and supply chains and distribution channels are intact yet our production is focused on those products most needed to fight the outbreak. At present, our liquidity remains healthy. However, going forward the COVID-19 outbreak may negatively impact, amongst other things, our supply chain, workforce, operations of our plants, and market demand and liquidity. If our future cash flows from operations and other capital resources are not adequate to fund our liquidity needs, we may be required to obtain additional debt or equity financing or to reduce or delay our capital expenditures, acquisitions or research and development projects. If we could not obtain financing on a timely basis or at satisfactory terms, or implement timely reductions in our expenditures, our business could be adversely affected.
Credit risk
Financial instruments that potentially subject us to concentrations of credit risk are cash and cash equivalents, financial assets, and accounts receivable. We attempt to minimize the risks related to cash and cash equivalents and financial assets by dealing with highly-rated financial institutions and investing in a broad and diverse range of financial instruments. We have established guidelines related to credit quality and maturities of investments intended to maintain safety and liquidity. Concentration of credit risk with respect to accounts receivable is limited due to a large and diverse customer base, which is dispersed over different geographic areas. Allowances are maintained for potential credit losses and such losses have historically been within expected ranges. There were no significant concentrations of credit risk during the reporting period. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the statement of financial position.
Credit risk is managed on a Company basis, except for credit risk relating to accounts receivable balances. Each local entity is responsible for managing and analyzing the credit risk for each of their new clients before standard payment and delivery terms and conditions are offered.
Counterparty risk
The financial instruments used in managing our foreign currency, equity and interest rate exposures have an element of risk in that the counterparties may be unable to meet the terms of the agreements. To the extent that derivatives are not subject to mutual collateralization agreements, we attempt to minimize this risk by limiting the counterparties to a diverse group of highly-rated international financial institutions. The carrying values of our financial instruments incorporate the non-performance risk by using market pricing for credit risk. However, we have no reason to believe that any counterparties will default on their obligations and therefore do not expect to record any losses as a result of counterparty default. In order to minimize our exposure with any single counterparty, we have entered into all derivative agreements, with the exception of the Call Spread Overlay, under master agreement which allow us to manage the exposure with the respective counterparty on a net basis. Most of these master agreements, include bilateral collateral agreements.
Fair values
The fair values of financial assets and financial liabilities are determined in accordance with the accounting policies stated under Notes 3.12 "Financial Instruments" and 3.13 "Financial Instruments - Classification and Subsequent Measurement".
Equity prices
The Warrants issued as part of the Call Spread Overlay discussed in Note 16 "Financial Debts" and Note 26.2 "Use of Derivative Financial Instruments" expose us to income statement volatility due to changes in our own equity price. Changes in the fair value of the Warrants are recognized in other financial expense, net. Assuming a hypothetical 10% increase or decrease in equity prices at December 31, 2019, the estimated effect would have been approximately $61.5 million loss or $55.7 million gain, respectively (2018: $108.3 million loss or $89.0 million gain).
Commodities
The Company has exposures to price risk related to anticipated purchases of certain commodities used as raw materials in its business. A change in commodity prices may alter the gross margin, but due to the limited exposure to any single raw material, a price change is unlikely to have a material unforeseen impact on the Company's earnings.
26.2 Use of Derivative Financial Instruments
Derivatives and Hedging
Objective and Strategy
In the ordinary course of business, we use derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and interest bearing assets or liabilities. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with our global financial and operating activities. We do not utilize derivative or other financial instruments for trading or other speculative purposes. We recognize all derivatives as either assets or liabilities on the balance sheet on a gross basis, measure those instruments at fair value and recognize the change
Consolidated Financial Statements F-59

in fair value in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. We have agreed with almost all of our counterparties with whom we enter into cross-currency swaps, interest rate swaps or foreign exchange contracts, to enter into bilateral collateralization contracts under which we receive or provide cash collateral, as the case may be, for the net position with each of these counterparties. As of December 31, 2019, cash collateral positions consisted of $1.4 million recorded in other current liabilities and $2.7 million recorded in other current assets in the accompanying consolidated balance sheet. As of December 31, 2018, we had a liability position of $1.0 million recorded in other current liabilities and $25.4 million recorded in other current assets in the accompanying consolidated balance sheet.
Non-Derivative Hedging Instrument
Net Investment Hedge
In 2017, we entered into a foreign currency non-derivative hedging instrument that is designated and qualifies as net investment hedge. The objective of the hedge is to protect part of the net investment in foreign operations against adverse changes in the exchange rate between the Euro and the functional currency of the U.S. dollar. The non-derivative hedging instrument is the German private corporate bond ("Schuldschein") which was issued in the total amount of $331.1 million as described in Note 16 "Financial Debts". Of the $331.1 million, which is held in both U.S. dollars and Euro, €255.0 million is designated as the hedging instrument against a portion of our Euro net investments in our foreign operations. The relative changes in both the hedged item and hedging instrument are calculated by applying the change in spot rate between two assessment dates against the respective notional amount. The effective portion of the hedge is recorded in the cumulative translation adjustment account within other accumulated comprehensive income (loss). Based on the spot rate method, the unrealized gain and loss recorded in equity as of December 31, 2019 and 2018 is $0.4 million and $5.9 million, respectively.Since we are using the debt as the hedging instrument, which is also remeasured based on the spot rate method, there is no hedge ineffectiveness related to the net investment hedge as of December 31, 2019 and 2018.
Derivatives Designated as Hedging Instruments
Cash Flow Hedges
As of December 31, 2019 and 2018, we held derivative instruments that are designated and qualify as cash flow hedges where the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings. In 2019 and in 2018, we did not record any hedge ineffectiveness related to any cash-flow hedges in earnings. Based on their valuation as of December 31, 2019, we expect approximately $1.9 million of derivative losses included in accumulated other comprehensive loss will be reclassified into income during the next 12 months. The cash flows derived from derivatives are classified in the consolidated statements of cash flows in the same category as the consolidated balance sheet account of the underlying item.
We use interest rate derivative contracts to align our portfolio of interest bearing assets and liabilities with our risk management objectives. During 2015, we entered into five cross currency interest rate swaps through 2025 for a total notional amount of €180.0 million which qualify for hedge accounting as cash flow hedges. We determined that no ineffectiveness exists related to these swaps. As of December 31, 2019 and 2018, interest receivables of $1.5 million and $1.4 million, respectively are recorded in other current assets in the accompanying consolidated balance sheets.
Fair Value Hedges
As of December 31, 2019 and 2018, we held derivative instruments that qualify for hedge accounting as fair value hedges. For derivative instruments that are designated and qualify as a fair value hedge, the effective portion of the gain or loss on the derivative is reflected in earnings. This earnings effect is offset by the change in the fair value of the hedged item attributable to the risk being hedged that is also recorded in earnings. In 2019 and 2018, we concluded there was no ineffectiveness. The cash flows derived from derivatives are classified in the consolidated statements of cash flows in the same category as the consolidated balance sheet account of the underlying item.
We hold interest rate swaps which effectively fixed the fair value of a portion of our fixed rate private placement debt and qualify for hedge accounting as fair value hedges. We determined that no ineffectiveness exists related to these swaps. As of December 31, 2019, an interest receivable of $0.1 million is recorded in other current assets and as of December 31, 2018, accrued and unpaid interest of $0.1 million, is recorded in accrued and other liabilities, respectively, in the accompanying condensed consolidated balance sheets.
Derivatives Not Designated as Hedging Instruments
Call Options
Consolidated Financial Statements F-60

We entered into Call Options during 2014 which, along with the sale of the Warrants, represent the Call Spread Overlay entered into in connection with the 2019 and 2021 Cash Convertible Notes and which are more fully described in Note 16 "Financial Debts".In these transactions, the Call Options are intended to address the equity price risk inherent in the cash conversion feature of each instrument by offsetting cash payments in excess of the principal amount due upon any conversion of the Cash Convertible Notes.
Aside from the initial payment of a premiums for the Call Options, we will not be required to make any cash payments under the Call Options. We will, however, be entitled to receive under the terms of the Call Options, an amount of cash generally equal to the amount by which the market price per share of our common stock exceeds the exercise price of the Call Options during the relevant valuation period. The exercise price under the Call Options is equal to the conversion price of the Cash Convertible Notes.
The Call Options, for which our common stock is the underlying security, are derivative assets that require mark-to-market accounting treatment due to the cash settlement features until the Call Options settle or expire. The Call Options are measured and reported at fair value on a recurring basis, within Level 2 of the fair value hierarchy. For further discussion of the inputs used to determine the fair value of the Call Options, refer to Note 25 "Fair Value Measurements".
The Call Options do not qualify for hedge accounting treatment. Therefore, the change in fair value of these instruments is recognized immediately in our consolidated statements of income in other financial expense, net. Because the terms of the Call Options are substantially similar to those of the Cash Convertible Notes' embedded cash conversion option, discussed below, we expect the effect on earnings from those two derivative instruments to mostly offset each other.
Cash Convertible Notes Embedded Cash Conversion Option
The embedded cash conversion option within the Cash Convertible Notes discussed in Note 16 "Financial Debts" is required to be separated from the Cash Convertible Notes and accounted for separately as a derivative liability, with changes in fair value reported in our consolidated statements of income in other financial expense, net until the cash conversion option settles or expires. The embedded cash conversion option is measured and reported at fair value on a recurring basis, within Level 2 of the fair value hierarchy. For further discussion of the inputs used to determine the fair value of the embedded cash conversion option, refer to Note 25 "Fair Value Measurements".
Embedded Conversion Option
During 2017, we purchased a convertible note for $3.0 million from a publicly listed company considered a related party. The embedded conversion option within the convertible note is required to be separated from the convertible note and accounted for separately as derivative liability, with changes in fair value reported in our consolidated statements of income in other financial income (expense), net. The embedded cash conversion option is measured and reported at fair value on a recurring basis, within Level 2 of the fair value hierarchy. For further discussion of the inputs used to determine the fair value of the embedded cash conversion option, refer to Note 25 "Fair Value Measurements".
Foreign Currency Derivatives
As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies in our ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions including intercompany items. We manage balance sheet exposure on a group-wide basis using foreign exchange forward contracts, foreign exchange options and cross-currency swaps.
We are party to various foreign exchange forward, option and swap arrangements which had, at December 31, 2019 and 2018 aggregate notional value of $701.4 million and $792.7 million which expire at various dates through March 2020. The transactions have been entered into to offset the effects from short-term balance sheet exposure to foreign currency exchange risk. Changes in the fair value of these arrangements have been recognized in other financial expense, net.
Fair Values of Derivative Instruments
The following table summarizes the fair value amounts of derivative instruments reported in the consolidated balance sheets as of December 31, 2019 and 2018:
Consolidated Financial Statements F-61

	As of December 31, 2019		As of December 31, 2018
(in thousands)	Current Asset	Non-current Asset	Current Asset	Non-current Asset
Assets:
Derivative instruments designated as hedges
Interest rate contracts - cash flow hedge (1)	$—	$—	$—	$—
Interest rate contracts - fair value hedge (1)	—	2,474	—	—
Total derivative instruments designated as hedges	$—	$2,474	$—	$—

Undesignated derivative instruments
Embedded conversion option	$—	$—	$—	$349
Call options	101,179	189,792	100,081	295,014
Foreign exchange contracts	$6,689	$—	2,673	—
Total undesignated derivative instruments	$107,868	$189,792	$102,754	$295,363
Total Derivative Assets	$107,868	$192,266	$102,754	$295,363

	As of December 31, 2019		As of December 31, 2018
(in thousands)	Current Liability	Non-current Liability	Current Liability		Non-current Liability
Liabilities:
Derivative instruments designated as hedges
Interest rate contracts - cash flow hedge (1)	$—	$(6,027)	$—		$(17,574)
Interest rate contracts - fair value hedge (1)	—	—	(473)		(721)
Total derivative instruments designated as hedges	$—	$(6,027)	$(473)	-473000	$(18,295)

Undesignated derivative instruments
Cash convertible notes embedded conversion option	$(101,361)	$(190,902)	$(100,164)		$(299,098)
Cash conversion options	—	(238,663)	(433)		(296,807)
Foreign exchange contracts	(1,814)	—	(5,957)		—
Total undesignated derivative instruments	$(103,175)	$(429,565)	$(106,554)		$(595,905)
Total Derivative Liabilities	$(103,175)	$(435,592)	$(107,027)		$(614,200)
_________________
(1) The fair value amounts for the interest rate contracts do not include accrued interest.
Gains and Losses on Derivative Instruments
The following table summarize the classification and gains and losses on derivative instruments for the years ended December 31, 2019 and 2018:

Consolidated Financial Statements F-62

	Year ended December 31,
	2019	2018
(in thousands)	Other financial expense, net	Other financial expense, net
Total amounts presented in the Consolidated Statements of Income in which the effects of cash flow and fair value hedges are recorded	$(9,960)	$(69,544)

Gains (Losses) on Derivatives in Cash Flow Hedges
Interest rate contracts
Amount of (loss) gain reclassified from accumulated other comprehensive income	$(3,888)	$(9,774)
Amounts excluded from effectiveness testing	—	—

Gains (Losses) on Derivatives in Fair Value Hedges
Interest rate contracts
Hedged item	(3,668)	2,051
Derivatives designated as hedging instruments	3,668	(2,051)

Gains (Losses) Derivatives Not Designated as Hedging Instruments
Embedded conversion option	(349)	131
Call options	(104,125)	74,682
Cash convertible notes embedded cash conversion option	106,998	(76,500)
Cash conversion option	(17,479)	(138,093)
Foreign exchange contracts	1,835	(19,857)

Total losses	$(17,008)	$(169,411)
Balance Sheet Line Items in which the Hedged Item is Included
The following table summarizes the balance sheet line items in which the hedged item is included as of December 31, 2019 and 2018:

	Carrying Amount of the Hedged Assets (Liabilities)
(in thousands)	December 31, 2019	December 31, 2018
Current portion of long-term debt	$—	$(72,956)
Long-term debt	$(126,816)	$(126,751)

27. Additional Information for Financial Instruments
The tables below present the carrying amounts, fair values and measurements in accordance with IFRS 9 as of December 31, 2019 and 2018, respectively.
Consolidated Financial Statements F-63

December 31, 2019 (US$ thousands)	IFRS 9 Category	Total Carrying Amount	Amortized Cost	At Fair Value
Assets
Cash and cash equivalents	AC	622,486	622,486	—
Financial assets	FVTPL	201,305	—	201,305
Trade accounts receivable	AC	376,281	376,281	—
Derivatives designated as hedges	N/A	2,474	—	2,474
Undesignated derivatives	FVTPL	297,660	—	297,660
Liabilities
Financial debts	FLAC	(1,703,878)	(1,703,878)	(1,959,862)
Lease liabilities(1)	FLAC	(58,370)	(58,370)	—
Trade accounts payable	FLAC	(84,767)	(84,767)	—
Derivatives in effective hedges	N/A	(6,027)	—	(6,027)
Undesignated derivatives	FVTPL	(532,740)	—	(532,740)
Contingent consideration	FVTPL	(162,160)	—	(162,160)
Aggregated by category
Financial assets measured at amortized cost (AC)		998,767	998,767	—
Financial liabilities measured at amortized Cost (FLAC)		(1,847,015)	(1,847,015)	(1,959,862)
Instruments at fair value through profit or loss (FVTPL)		(195,935)	—	(195,935)
(1) Separate disclosure of fair value of lease liabilities is not required.

December 31, 2018 (US$ thousands)	IFRS 9 Category	Total Carrying Amount	Amortized Cost	At Fair Value
Assets
Cash and cash equivalents	AC	1,159,079	1,159,079	—
Financial assets	FVTPL	296,207	—	296,207
Trade accounts receivable	AC	351,612	351,612	—
Derivatives designated as hedges	N/A	—	—	—
Undesignated derivatives	FVTPL	398,117	—	398,117
Liabilities
Financial debts	FLAC	(2,175,400)	(2,175,400)	(2,523,468)
Finance lease obligations	N/A	(83)	(83)	—
Trade accounts payable	FLAC	(69,415)	(69,415)	—
Derivatives in effective hedges	N/A	(18,768)	—	(18,768)
Undesignated derivatives	FVTPL	(702,459)	—	(702,459)
Contingent consideration	FVTPL	(48,971)	—	(48,971)
Aggregated by category
Financial assets measured at amortized cost (AC)		1,510,691	1,510,691	—
Financial liabilities measured at amortized cost (FLAC)		(2,244,815)	(2,244,815)	(2,523,468)
Instruments at fair value through profit or loss (FVTPL)		(57,106)	—	(57,106)
As of December 31, 2019 and 2018, fair values of financial debts amount to $2.0 billion and $2.5 billion, respectively. The carrying amounts of all other financial assets and financial liabilities approximate their fair values.
As of December 31, 2019 and 2018, there are no significant concentrations of risks arising from financial instruments.

Net Results by Category
Consolidated Financial Statements F-64

December 31, 2019		Subsequent Measurement
(in thousands)	From interest	At fair value	Allowances / Impairments	De-recognition	Net result
Loans and receivables (LaR)	$14,618	—	—	—	$14,618
Financial assets	—	(1,597)	—	—	(1,597)
Financial liabilities measured at amortized cost (FLAC)	(69,515)	—	—	—	(69,515)
Net result	$(54,897)	$(1,597)	$—	$—	$(56,494)
Interest from financial instruments is recognized in financial expense.
The Company recognizes the other components of net gain/loss in other financial income/expense, except for impairments of trade receivables that are classified as “loans and receivables” which are reported under general and administrative, restructuring, integration and other expense.
The information for the comparative period is provided below:

December 31, 2018		Subsequent Measurement
(in thousands)	From interest	At fair value	Allowances / Impairments	De-recognition	Net result
Loans and receivables (LaR)	$15,061	$—	$—	$—	$15,061
Financial assets	—	(147)	—	—	(147)
Financial liabilities measured at amortized cost (FLAC)	(62,766)	—	—	—	(62,766)
Net result	$(47,705)	$(147)	$—	$—	$(47,852)

28. Capital Management
The primary objectives of the Group's capital management are to safeguard the Group's ability to continue as a going concern and to ensure financial flexibility to execute the Group's strategic growth targets. We regularly review our capital structure to ensure a low cost of capital to enhance shareholder value. The Group's overall strategy remains unchanged from 2018 and we are not subject to any externally imposed capital requirements. All common shares issued are fully paid.
During 2019, we repaid $506.4 million of long-term debt including $430.0 million for the amount due for the 2019 Cash Convertible Notes, $73.0 million for amounts due for the U.S. Private Placement and and $3.4 million for a portion of the 2021 Cash Convertible Notes which was converted during the contingent conversion period.
In November 2018, we issued $500.0 million aggregate principal amount of Cash Convertible Senior Notes which is due in 2024 (2024 Notes). The net proceeds of the 2024 Notes were $470.0 million, after payment of the net cost of the Call Spread Overlay described below and transaction costs paid through December 31, 2018.
An important indicator of capital management efforts is the ratio of shareholders' equity compared to total assets as shown in the consolidated statement of financial position:

(in thousands, except of ratio)	2019	2018
Shareholders' equity attributable to equity holders of the parent	$2,323,847	$2,378,815
Total assets	$5,264,254	$5,797,817
Shareholders' equity ratio in %	44%	41%
Total financial debt consists of cash convertible notes and private placements as discussed in Note 16 "Financial Debts". The changes in financial debts reconciled to the cash flows arising from financing activities as follows:
Reconciliation of Liabilities Arising from Financing Activities
Total financial debt consists of cash convertible notes and private placements as discussed in Note 16. The changes in financial debts reconciled to the cash flows arising from financing activities as follows:
Consolidated Financial Statements F-65

(in thousands)	12/31/2018	Cash flows	Amortization of debt discount and issuance costs (1)	Foreign currency and other(2)	12/31/2019
Cash convertible notes	$1,439,931	$(433,400)	$39,980	$—	$1,046,511
Private Placement	399,301	(73,000)	209	—	326,510
German Private Placement (Schuldschein)	336,168	—	193	(5,504)	330,857
Total non-current debt	2,175,400	(506,400)	40,382	(5,504)	1,703,878
Lease liability including recognition of IFRS 16 lease liability	83	(24,256)	—	82,543	58,370
Total liabilities from financing activities	$2,175,483	$(530,656)	$40,382	$77,039	$1,762,248

(in thousands)	12/31/2017	Cash flows	Amortization of debt discount and issuance costs (1)	Embedded derivative	Foreign currency and other(3)	12/31/2018
Cash convertible notes	$1,008,507	$494,879	$35,599	$(98,475)	(579)	$1,439,931
Private Placement	399,083	—	218	—	—	399,301
German Private Placement (Schuldschein)	349,812	—	195	—	(13,839)	336,168
Total non-current debt	1,757,402	494,879	36,012	(98,475)	(14,418)	2,175,400
Finance leases	1,416	(1,308)	—	—	(25)	83
Total liabilities from financing activities	$1,758,818	$493,571	$36,012	$(98,475)	$(14,443)	$2,175,483
(1) Total amortization of debt discount and issuance costs for the years ended December 31, 2019 and 2018 totaled $40.8 million and $36.4 million, respectively which included costs related to the syndicated multi-currency revolving credit facility expiring December 2021 of which no amounts were utilized at December 31, 2019 or at 2018.

(2) For the year ended December 31, 2019, the German Private Placement experienced unrealized foreign currency gains totaling $5.5 million. Other includes recognition of lease liability upon adoption of IFRS 16 and current year additions to lease liability.
(3) For the year ended December 31, 2018, the Cash Convertible Notes are net of debt issuance costs, of which $0.6 million were unpaid as of year-end and the German Private Placement experienced unrealized foreign currency gains totaling $13.8 million. Finance leases for the year end included non-cash charges of less than $0.1 million of foreign currency impacts.

29. Subsequent Events
Events that occurred after the balance sheet date that provide no information on the actual situation at the balance sheet date are not recognized in the financial statements. When those events are relevant for the economic decisions of users of the financial statements, the nature and the estimated financial effects of the events are disclosed in the financial statements.
On March 3, 2020, QIAGEN N.V. and Thermo Fisher Scientific, Inc. announced that their boards of directors, as well as the managing board of QIAGEN N.V., unanimously approved Thermo Fisher’s proposal to acquire QIAGEN for €39 per share in cash. The offer price represents a premium of approximately 23% to the closing price of QIAGEN’s common stock on the Frankfurt Prime Standard on March 2, 2020, the last trading day prior to the announcement of the transaction. Thermo Fisher will commence a tender offer to acquire all of the ordinary shares of QIAGEN.

30. Consolidated Companies
The following is a list of the Company's subsidiaries as of December 31, 2019, other than certain subsidiaries that did not in the aggregate constitute a significant subsidiary:
Consolidated Financial Statements F-66

Company Name	Jurisdiction of Incorporation
Amnisure International LLC	USA
Cellestis Pty. Ltd.	Australia
STAT-Dx Life S.L.	Spain
QIAGEN Aarhus A/S	Denmark
QIAGEN AB	Sweden
QIAGEN AG	Switzerland
QIAGEN Australia Holding Pty. Ltd.	Australia
QIAGEN Benelux B.V.	Netherlands
QIAGEN Beverly LLC	USA
QIAGEN China (Shanghai) Co. Ltd.	China
QIAGEN Deutschland Holding (Luxembourg) SARL	Luxembourg
QIAGEN Deutschland Holding GmbH	Germany
QIAGEN Finance (Malta) Ltd.	Malta
QIAGEN France S.A.S.	France
QIAGEN Gaithersburg LLC	USA
QIAGEN GmbH	Germany
QIAGEN Hamburg GmbH	Germany
QIAGEN Healthcare Biotechnologies Limited(1)	UK
QIAGEN Healthcare Biotechnologies Systems Limited(1)	UK
QIAGEN Inc. (Canada)	Canada
QIAGEN Instruments AG	Switzerland
QIAGEN K.K.	Japan
QIAGEN Lake Constance GmbH	Germany
QIAGEN LLC	USA
QIAGEN Ltd.	UK
QIAGEN Manchester Ltd.	UK
QIAGEN Marseille S.A.S.	France
QIAGEN North American Holdings Inc.	USA
QIAGEN Pty. Ltd.	Australia
QIAGEN Redwood City Inc.	USA
QIAGEN Sciences LLC	USA
QIAGEN S.r.l.	Italy
QIAGEN TRM Services Ltd.	UAE
QIAGEN U.S. Finance Holdings (Luxembourg) SARL	Luxembourg
QIAGEN U.S. Finance LLC	USA
QIAGEN U.S. Finance Ltd	Ireland
(1) QIAGEN Healthcare Biotechnologies Limited (registration # 11561466) and QIAGEN Healthcare Biotechnologies Systems Limited (registration # 11562019) are exempt from the audit of individual accounts requirements under Section 479A of the 2006 UK Companies Act.

Consolidated Financial Statements F-

31. Fees Paid to External Auditors
At our 2019 Annual General Meeting of Shareholders on June 17, 2019, our shareholders appointed KPMG Accountants N.V. to serve as our external auditor for our statutory consolidated financial statements prepared in accordance with International Financial Reporting Standards for the year ended December 31, 2019. Set forth below are the total fees billed (or expected to be billed), on a consolidated basis, by the independent public accounting firm or their affiliates for providing audit and other professional services in each of the last two years:

(in thousands)	2019		2018
	KPMG Network	KPMG Accountants N.V.	KPMG Network	KPMG Accountants N.V.
Audit fees	$2,439	$217	$2,555	$219
Audit related fees	224	—	324	—
Tax and all other fees	14	—	93	—
Service fees to external auditors	$2,677	$217	$2,972	$219
Audit fees consist of fees and expenses billed for the annual audit and quarterly review of QIAGEN’s consolidated financial statements. They also include fees billed for other audit services, which are those services that only the statutory auditor can provide.
Audit-related fees consist of fees and expenses billed for assurance and related services that are related to the performance of the audit or review of QIAGEN’s financial statements and include consultations concerning financial accounting and reporting standards and review of the opening balance sheets of newly acquired companies.
Tax fees include fees and expenses billed for tax compliance services, including assistance on the preparation of tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals. All other fees include various fees and expenses billed for services as approved by the Audit Committee.

Consolidated Financial Statements F-

QIAGEN N.V.

COMPANY FINANCIAL STATEMENTS

Company Financial Statements F-69

QIAGEN N.V.
COMPANY FINANCIAL STATEMENTS
BALANCE SHEETS
(before profit appropriation)
(in thousands)

	Note	December 31, 2019	December 31, 2018

Assets
Fixed assets:
Intangible fixed assets:
Goodwill	(3)	$313,696	$307,116
Other intangible assets	(2)	1	1
Tangible fixed assets:
Property, plant and equipment	(4)	731	938
Financial fixed assets:
Non-current financial assets	(5)	26,022	23,592
Financial fixed assets	(6)	3,376,424	3,411,757
Fair value of derivative financial instruments	(11)	192,266	295,015
Other fixed assets		4,578	2,027
Total fixed assets		3,913,718	4,040,446
Current assets:
Trade and other receivables:
Receivables from group companies		721,873	624,882
Prepaid and other current assets		9,068	31,620
Securities:
Current financial assets	(5)	107,118	214,568
Fair value of derivative financial instruments	(11)	107,868	102,754
Cash and cash equivalents:
Cash and cash equivalents		532,924	1,032,716
Total current assets		1,478,851	2,006,540
Total assets		5,392,569	6,046,986

Liabilities and equity
Shareholders' equity:
Common shares	(8)	2,584	2,727
Share premium	(10)	1,790,504	1,727,922
Legal reserves	(10)	(277,976)	(270,322)
Other reserves	(10)	(561)	(124)
Treasury shares		(111,966)	(178,903)
Retained earnings		991,032	992,621
Net (loss) income for the period		(69,770)	104,894
Total shareholders' equity		2,323,847	2,378,815
Non-current liabilities:
Non-current financial debts	(7)	1,418,633	1,671,811
Deferred tax liabilities		—	1,200
Fair value of derivative financial instruments	(11)	435,592	614,200
Other non-current liabilities		20,847	14,431
Total non-current liabilities		1,875,072	2,301,642
Current liabilities:
Current portion of non-current financial debts	(7)	285,244	503,589
Accounts payable trade		930	1,839
Payables to group companies		777,528	717,430
Fair value of derivative financial instruments	(11)	103,175	107,027
Accrued liabilities		26,773	36,644
Total current liabilities		1,193,650	1,366,529
Total liabilities and shareholders' equity		$5,392,569	$6,046,986
The accompanying notes are an integral part of these company financial statements.
Company Financial Statements F-70

QIAGEN N.V.
COMPANY FINANCIAL STATEMENTS
INCOME STATEMENTS
(in thousands)

		Years ended December 31,
	Note	2019	2018

Other expense		$65	$(47)
Operating expenses:
Sales and marketing expense		(332)	(352)
General and administrative		(8,815)	(7,986)
Restructuring, acquisition, integration and other		(13,521)	(3,160)
Other operating income		(53)	352
Total operating expenses, net		(22,721)	(11,146)
Loss from operations		(22,656)	(11,193)
Financial income		19,569	17,545
Financial expense	(7)	(69,480)	(64,504)
Other financial expense, net	(11)	(24,362)	(106,706)
Total finance expense, net		(74,273)	(153,665)
Loss before income taxes		(96,929)	(164,858)
Income taxes		1,247	(2,598)
Loss after income tax		(95,682)	(167,456)
Share in results from participating interests, after tax		25,912	272,350
Net (loss) income for the period		$(69,770)	$104,894
The accompanying notes are an integral part of these company financial statements.

Company Financial Statements F-71

QIAGEN N.V.
COMPANY FINANCIAL STATEMENTS
STATEMENTS OF CHANGES IN EQUITY
(in thousands)

		Common shares		Share premium	Retained earnings	Net Income	Legal reserves	Other reserves	Treasury shares		Total shareholders' equity
	Note	Shares	Amount						Shares	Amount
Balance at January 1, 2018, as previously reported		230,829	$2,606	$1,687,564	$964,053	$67,378	$(174,384)	$(1,820)	(4,272)	$(118,987)	$2,426,410
IFRS 9 impact of change in accounting policy		—	—	—	(942)	—	—	942	—	—	—
IFRS 15 impact of change in accounting policy		—	—	—	(1,306)	—	—	—	—	—	(1,306)
Adjusted balance at January 1, 2018		230,829	2,606	1,687,564	961,805	67,378	(174,384)	(878)	(4,272)	(118,987)	2,425,104
Appropriation of prior year net income		—	—	—	67,378	(67,378)	—	—	—	—	—
Net income for the period		—	—	—	—	104,894	—	—	—	—	104,894
Effect from capitalized development costs	(10)	—	—	—	3,916	—	(3,916)	—	—	—	—
Effect from foreign currency translation	(10)	—	121	—	(121)	—	(107,056)	—	—	—	(107,056)
Effect from cash flow hedge		—	—	—	—	—	15,034	—	—	—	15,034
Effect from pension reserve		—	—	—	—	—	—	754	—	—	754
Purchase of treasury shares		—	—	—	—	—	—	—	(2,871)	(104,685)	(104,685)
Stock awards and options		—	—	40,358	(40,357)	—	—	—	1,823	44,769	44,770
Balance at December 31, 2018		230,829	$2,727	$1,727,922	$992,621	$104,894	$(270,322)	$(124)	(5,320)	$(178,903)	$2,378,815

		Common shares		Share premium	Retained earnings	Net loss	Legal reserves	Other reserves	Treasury shares		Total shareholders' equity
	Note	Shares	Amount						Shares	Amount
Balance at January 1, 2019, as previously reported		230,829	2,727	1,727,922	992,621	104,894	(270,322)	(124)	(5,320)	(178,903)	2,378,815
IFRS 16 impact of change in accounting policy		—	—	—	(1,322)	—	—		—	—	(1,322)
Adjusted balance at January 1, 2019		230,829	$2,727	$1,727,922	$991,299	$104,894	$(270,322)	$(124)	(5,320)	$(178,903)	$2,377,493
Appropriation of prior year net income		—	—	—	104,894	(104,894)	—	—	—	—	—
Net loss for the period		—	—	—	—	(69,770)	—	—	—	—	(69,770)
Effect from capitalized development costs	(10)	—	—	—	9,100	—	(9,100)	—	—	—	—
Effect from foreign currency translation	(10)	—	(143)	—	143	—	(11,718)	—	—	—	(11,718)
Effect from cash flow hedge		—	—	—	—	—	13,164	—	—	—	13,164
Effect from pension reserve		—	—	—	—	—	—	(437)	—	—	(437)
Purchase of treasury shares		—	—	—	—	—	—	—	(1,987)	(74,450)	(74,450)
Issuance of common shares in connection with conversion of 2019 Notes and early redemption of 2021 Notes		—	—	(4)	7,294	—	—	—	2,056	68,761	76,051
Stock awards and options		—	—	62,586	(121,698)	—	—	—	3,622	123,773	64,661
Tax withholding related to vesting of stock awards		—	—	—	—	—	—	—	(1,448)	(51,147)	(51,147)
Balance at December 31, 2019		230,829	$2,584	$1,790,504	$991,032	$(69,770)	$(277,976)	$(561)	(3,077)	$(111,966)	$2,323,847
The accompanying notes are an integral part of these company financial statements.

Company Financial Statements F-72

QIAGEN N.V.
NOTES TO THE COMPANY FINANCIAL STATEMENTS
FOR THE YEAR ENDED December 31, 2019

1. Accounting Policies
These company financial statements have been prepared in accordance with Title 9, Book 2 of the Dutch Civil Code. For setting the principles for the recognition and measurement of assets and liabilities and determination of results for its separate financial statements, the Company makes use of the option provided in section 2:362(8) of the Dutch Civil Code. This means that the principles for the recognition and measurement of assets and liabilities and determination of the result (hereinafter referred to as principles for recognition and measurement) of the separate financial statements of the Company are the same as those applied for the consolidated EU-IFRS financial statements. These principles also include the classification and presentation of financial instruments, being equity instruments or financial liabilities. In case no other principles are mentioned, refer to the accounting principles as described in the consolidated financial statements. For an appropriate interpretation of these statutory financial statements, the company financial statements should be read in conjunction with the consolidated financial statements.
Information on the use of financial instruments and on related risks for the group is provided in the notes to the consolidated financial statements of the group.
All amounts are presented in U.S. dollars rounded to the nearest thousand, unless otherwise indicated.
Participating interests in group companies
Group companies are all entities in which the Company has directly or indirectly control. The Company controls an entity when it is exposed, or has rights, to variable returns from its involvement with the group company and has the ability to affect those returns through its power over the group company. Group companies are recognized from the date on which control is obtained by the Company and derecognized from the date that control by the Company over the group company ceases. Participating interests in group companies are accounted for in the company financial statements according to the net equity value, with separate presentation of the goodwill component under intangible fixed assets, with the principles for the recognition and measurement of assets and liabilities and determination of results as set out in the notes to the consolidated financial statements.
Participating interests with a negative net asset value are valued at nil. This measurement also covers any receivables provided to the participating interests that are, in substance, an extension of the net investment. In particular, this relates to loans for which settlement is neither planned nor likely to occur in the foreseeable future. A share in the profits of the participating interest in subsequent years will only be recognized if and to the extent that the cumulative unrecognized share of loss has been absorbed. If the Company fully or partially guarantees the debts of the relevant participating interest, or if has the constructive obligation to enable the participating interest to pay its debts (for its share therein), then a provision is recognized accordingly to the amount of the estimated payments by the Company on behalf of the participating interest.
Share of result of participating interests
The share in the result of participating interests consists of the share of the Company in the result of these participating interests. Results on transactions involving the transfer of assets and liabilities between the Company and its participating interests and mutually between participating interests themselves, are eliminated to the extent that they can be considered as not realized

2. Other Intangible Assets
Intangible assets represent developed technology, computer software, patent rights and licenses. As of December 31, 2019 and 2018, the historic cost of intangibles assets amounted to $8.1 million and accumulated amortization amounted to $8.1 million. No amortization expense on intangible assets during the year ended December 31, 2019 (2018: $0.1 million).

3. Goodwill
The changes in the carrying amount of goodwill for the years ended December 31, 2019 and 2018 are as follows:
Company Financial Statements F-73

(in thousands)	2019	2018
Goodwill as at January 1st	$307,116	$194,126
Goodwill acquired during the year	7,551	117,621
Goodwill transferred from (to) indirectly owned Group companies	—	6,780
Currency adjustments	(971)	(11,411)
Goodwill as at December 31st	$313,696	$307,116
In 2019, the changes in goodwill resulted from goodwill acquired during the year partially offset by foreign currency translation. In 2018, the changes in goodwill resulted from goodwill acquired during the year and transferred from indirectly owned Group companies partially offset by foreign currency translation.

4. Property, Plant and Equipment
The changes in property, plant and equipment for the years ended December 31, 2019 and 2018 are as follows:

(in thousands)	2019	2018
Property. plant and equipment as at January 1st	$938	$1,123
Additions	6	27
Depreciation	(213)	(212)
Property, plant and equipment as at December 31st	$731	$938
The historic cost as of December 31, 2019 and 2018 for property, plant and equipment was $1.9 million and $1.8 million, respectively. As of December 31, 2019 and 2018, accumulated amortization was $1.1 million and $0.9 million, respectively.

5. Financial Assets
At December 31, 2019, the Company had investments in unquoted debt securities which had a fair market value and cost of approximately $129.6 million (2018: $234.3 million). At December 31, 2019, the Company holds investments of $3.6 million for noncontrolling interests in privately-held companies which are considered unquoted equity securities (2018: $3.6 million). At December 31, 2018, the Company holds an investment of $0.4 million for noncontrolling interests in a publicly-held company which is classified as quoted equity securities. Information on the accounting for these financial assets is provided in Note 7 "Financial Assets" to the Consolidated Financial Statements of the Group.

(in thousands)	2019	2018
Unquoted equity securities	$3,554	$3,554
Quoted equity securities	—	350
Unquoted debt securities	129,586	234,256
Financial assets	$133,140	$238,160
thereof current financial assets	$107,118	$214,568
thereof non-current financial assets	$26,022	$23,592

6. Financial Fixed Assets
The financial fixed assets are presented in the statements of financial position based on either their net equity value in accordance with the aforementioned accounting principles of the Consolidated Financial Statements, or at amortized cost. There are no indications the fair value of the financial assets are lower than the values as presented in the statements of financial position as of December 31, 2019.
Company Financial Statements F-

(in thousands)	Total	Participating interests in group companies	Other participating interests	Loans receivable
January 1, 2018	$3,496,959	$2,656,773	$6,097	$834,089
Increases	269,273	217,267	3,970	48,036
Decreases	(203,525)	—	(2,539)	(200,986)
Dividends received	(150,410)	(150,410)	—	—
Share of net profit	(620)	59	(679)	—
Translation adjustments	80	—	—	80
December 31, 2018	$3,411,757	$2,723,689	$6,849	$681,219

(in thousands)	Total	Participating interests in group companies	Other participating interests	Loans receivable
January 1, 2019	$3,411,757	$2,723,689	$6,849	$681,219
Increases	397,126	188,246	1,549	207,331
Decreases	(224,031)	—	(5,724)	(218,307)
Dividends received	(207,401)	(207,401)	—	—
Share of net profit	279	1,015	(736)	—
Translation adjustments	(1,306)	—	—	(1,306)
December 31, 2019	$3,376,424	$2,705,549	$1,938	$668,937

7. Financial Debts
Information on the financial debts of $285.2 million related to the Cash Convertible Notes due in 2021, $348.0 million related to the Cash Convertible Notes due in 2023, $413.3 million related to the Cash Convertible Notes due in 2024, $326.5 million related to the Private Placement and $330.9 million related to the German private placement bond ("Schuldschein") are provided under Note 16 "Financial Debts" to the Consolidated Financial Statements of the Group. Our revolving facility agreement and private placement contains certain financial and non-financial covenants, including but not limited to, restrictions on the encumbrance of assets, restrictions on priority indebtedness and maintenance of certain financial ratios. We were in compliance with these covenants at December 31, 2019.
Of the total $1.7 billion financial debts as of December 31, 2019, $285.2 million is included in current liabilities and $1.4 billion is included in non-current liabilities in the accompanying balance sheet of QIAGEN N.V. During the years ended December 31, 2019 and 2018, financial expense of $69.5 million and $64.5 million, respectively, is included in the accompanying income statement of QIAGEN N.V. and is primarily associated with these financial debts.

8. Common Shares
The authorized classes of our shares consist of Common Shares, Preference Shares and Financing Preference Shares. No Financing Preference Shares or Preference Shares have been issued. The Company had the following authorized shares issued and outstanding as of December 31, 2019 and 2018:
Company Financial Statements F-

Authorized, (in thousands)	2019	2018
Common shares	410,000	410,000
Preference shares	450,000	450,000
Financing preference shares	40,000	40,000
At December 31st	900,000	900,000

Issued and outstanding, (in thousands)	2019	2018
Common shares issued	230,829	230,829
Treasury shares	(3,077)	(5,320)
Outstanding at December 31st	227,752	225,509

Par value in EUR per share	2019	2018
Common shares	0.01	0.01
Preference shares	0.01	0.01
Financing preference shares	0.01	0.01

Par value (in thousands)	2019	2018
Common shares issued at December 31st in EUR	2,308	2,308
Common shares issued at December 31st in USD	2,584	2,727

9. Subsidiaries
The following is a list of the Company's subsidiaries as of December 31, 2019, other than certain subsidiaries that did not in the aggregate constitute a significant subsidiary:
Company Financial Statements F-76

Company Name	Jurisdiction of Incorporation	Ownership	Voting Rights
Amnisure International LLC	USA	100%	100%
Cellestis Pty. Ltd.	Australia	100%	100%
STAT-Dx Life S.L.	Spain	100%	100%
QIAGEN Aarhus A/S	Denmark	100%	100%
QIAGEN AB	Sweden	100%	100%
QIAGEN AG	Switzerland	100%	100%
QIAGEN Australia Holding Pty. Ltd.	Australia	100%	100%
QIAGEN Benelux B.V.	Netherlands	100%	100%
QIAGEN Beverly LLC	USA	100%	100%
QIAGEN China (Shanghai) Co. Ltd.	China	100%	100%
QIAGEN Deutschland Holding (Luxembourg) SARL	Luxembourg	100%	100%
QIAGEN Deutschland Holding GmbH	Germany	100%	100%
QIAGEN Finance (Malta) Ltd.	Malta	100%	100%
QIAGEN France S.A.S.	France	100%	100%
QIAGEN Gaithersburg LLC	USA	100%	100%
QIAGEN GmbH	Germany	100%	100%
QIAGEN Hamburg GmbH	Germany	100%	100%
QIAGEN Inc. (Canada)	Canada	100%	100%
QIAGEN Instruments AG	Switzerland	100%	100%
QIAGEN K.K.	Japan	100%	100%
QIAGEN Lake Constance GmbH	Germany	100%	100%
QIAGEN LLC	USA	100%	100%
QIAGEN Ltd.	UK	100%	100%
QIAGEN Manchester Ltd.	UK	100%	100%
QIAGEN Marseille S.A.S.	France	100%	100%
QIAGEN North American Holdings Inc.	USA	100%	100%
QIAGEN Pty. Ltd.	Australia	100%	100%
QIAGEN Redwood City Inc.	USA	100%	100%
QIAGEN Sciences LLC	USA	100%	100%
QIAGEN S.r.l.	Italy	100%	100%
QIAGEN TRM Services Ltd.	UAE	100%	100%
QIAGEN U.S. Finance Holdings (Luxembourg) SARL	Luxembourg	100%	100%
QIAGEN U.S. Finance LLC	USA	100%	100%
QIAGEN U.S. Finance Ltd	Ireland	100%	100%

10. Equity
Share Premium
The share premium concerns the income from the issuing of shares in so far as this exceeds the nominal value of the shares (above par income). Of share premium, no legal restrictions apply to the distribution thereof and therefore can be considered freely distributable.
Legal Reserves
Legal reserves as of December 31, 2019 and 2018 were $(278.0) million and $(270.3) million, respectively, and include the amounts as shown in the table below:
Company Financial Statements F-77

(in thousands)	2019	2018
Cumulative foreign currency translation adjustment	$(302,729)	$(291,011)
Capitalized development costs related to subsidiaries	27,042	36,142
Cash flow hedge reserve	$(2,289)	$(15,453)
Legal reserves	$(277,976)	$(270,322)
The legal reserves set up in connection with the capitalized development costs related to subsidiaries as described in Note 12 "Goodwill and Intangible Assets" to the Consolidated Financial Statements of the Group. As a result of the capitalization and subsequent amortization of these capitalized development costs, the net impact on the legal reserves was $(9.1) million and $(3.9) million for the years ended December 31, 2019 and 2018, respectively.
Other Reserves
Other reserves as of December 31, 2019 and 2018 were $(0.6) million and $(0.1) million, respectively, and include the amounts as shown in the table below.

(in thousands)	2019	2018
Pension reserve	$(561)	$(124)
The amounts noted in the table above for other reserves include adjustment for the impact of deferred income taxes.

11. Financial Instruments
Information on the use of financial instruments and on related risks is provided in Note 26 "Financial Risk Factors and Use of Derivative Financial Instruments" to the Consolidated Financial Statements of the Group and includes information about the Group's exposure to these risks, the Group's objectives, policies and processes for measuring and managing risk, and the Group's management of capital.
These risks, objectives, policies and processes for measuring and managing risk, and the management of capital apply also to the separate financial statements of QIAGEN N.V.
In the ordinary course of business, we use derivative instruments to manage potential losses from foreign currency exposures and interest bearing assets or liabilities as further described in Note 26 to the Consolidated Financial Statements. For the years ended December 31, 2019 and 2018, gains and losses on these derivatives instruments are included in Other financial (expense) income, net in the accompanying income statements of QIAGEN N.V.

12. Income Tax
Together with Life Biotech Partners B.V., the Company forms a fiscal unity for corporate income tax purposes. For value-added tax purposes, the fiscal unity includes all Dutch subsidiaries of the Company. The standard conditions of fiscal unity stipulate that each of the companies is liable for the tax payable of all companies belonging to the fiscal unity.

13. Employee Information

Average Number of Employees	2019	2018
Research & Development	1,005	1,005
Sales	2,030	1,938
Production	1,116	1,074
Marketing	309	293
Administration	566	511
Total	5,026	4,821
The average number of employees working outside the Netherlands during the year ended December 31, 2019 was 4,979 (2018: 4,772).
Company Financial Statements F-78

The pension plans applicable to the employees are financed through contributions to external pension insurance companies. The contribution due is accounted for in the profit and loss as an expense. Prepaid contributions are recognized as deferred assets if these lead to a refund or reduction of future payments. Contributions that are due but have not yet been paid are presented as liabilities. Information on personnel costs is provided under Note 23 "Employee Benefits and Personnel Costs" to the Consolidated Financial Statements of the Group.

14. Related Party Transactions
Information on related party transactions including remuneration of the members of the Managing and Supervisory Board is provided under Note 24 "Related Party Transactions" to the Consolidated Financial Statements of the Group. Information on the remuneration policy is provided in the Corporate Governance Report.

15. Auditor Fees
Information on auditor fees is provided under Note 31 "Fees Paid External Auditors" to the Consolidated Financial Statements of the Group.

16. Subsequent Events
Based on the Company’s review, no events or transactions have occurred subsequent to December 31, 2019 other than those described in Note 29 "Subsequent Events" to the Consolidated Financial Statements, that would have a material impact on the financial statements as presented.

Company Financial Statements F-79

Signatures

Venlo, the Netherlands, April 29, 2020

QIAGEN N.V.

Roland Sackers
Chief Financial Officer

Company Financial Statements F-80

OTHER INFORMATION

Company Financial Statements F-81

To: the General Meeting of Shareholders and the Supervisory Board of QIAGEN N.V.
Report on the audit of the financial statements 2019 included in the annual report
Our opinion
In our opinion:
–the accompanying consolidated financial statements give a true and fair view of the financial position of QIAGEN N.V. as at December 31, 2019 and of its result and its cash flows for the year then ended, in accordance with International Financial Reporting Standards as adopted by the European Union (EU-IFRS) and with Part 9 of Book 2 of the Dutch Civil Code.
–the accompanying company financial statements give a true and fair view of the financial position of QIAGEN N.V. as at December 31, 2019 and of its result for the year then ended in accordance with Part 9 of Book 2 of the Dutch Civil Code.
What we have audited
We have audited the financial statements 2019 of QIAGEN N.V. (‘the Company’) based in Venlo, Netherlands. The financial statements include the consolidated financial statements and the company financial statements.
The consolidated financial statements comprise:
•the consolidated balance sheet as at December 31, 2019;
•the following consolidated statements for 2019: the income statement, the statement of comprehensive income (loss), statement of cash flows and statement of changes in equity; and
•the notes comprising a summary of the significant accounting policies and other explanatory information.
The company financial statements comprise:
•the company balance sheet as December 31, 2019;
•the company income statement for 2019;
•the company statement of changes in equity for 2019; and
4 the notes comprising a summary of the accounting policies and other explanatory information.
Basis for our opinion
We conducted our audit in accordance with Dutch law, including the Dutch Standards on Auditing. Our responsibilities under those standards are further described in the ‘Our responsibilities for the audit of the financial statements’ section of our report.
We are independent of the Company in accordance with the ‘Verordening inzake de onafhankelijkheid van accountants bij assurance-opdrachten’ (ViO, Code of Ethics for Professional Accountants, a regulation with respect to independence) and other relevant independence regulations in the Netherlands. Furthermore, we have complied with the ‘Verordening gedrags- en beroepsregels accountants’ (VGBA, Dutch Code of Ethics).

We believe the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.
Audit approach
Summary

Materiality
–Materiality of USD 9.5 million –4% of normalized income before income taxes

Group audit
–90% of total assets –85% of net sales

Key audit matters
–Evaluation of the Formulatrix asset purchase agreement as an asset acquisition –NGS related restructuring costs and impairments –Assessment of (un)recognized tax benefits

Opinion
Unqualified
Materiality
Based on our professional judgement we determined the materiality for the financial statements as a whole at USD 9.5 million (2018: USD 8.5 million). The materiality is determined with reference to normalized income before income taxes (4%, 2018: 5%). The income before income taxes is normalized by excluding one-time income and expenses, which mainly include the restructuring and impairment charges and the fair value adjustment of the cash conversion option within the convertible note. We consider normalized income before income taxes as the most appropriate benchmark because of the nature of the business and the fact that the main stakeholders are primarily focused on income before income tax. We have also taken into account misstatements and/or possible misstatements that in our opinion are material for the users of the financial statements for qualitative reasons.
We agreed with the Supervisory Board that misstatements in excess of USD 475,000 which are identified during the audit, would be reported to them, as well as smaller misstatements that in our view must be reported on qualitative grounds.
Scope of the group audit
QIAGEN N.V. is at the head of a group of components. The financial information of this group is included in the financial statements of the Company.
Our group audit is mainly focused on significant components. Decisive were the size and/or the risk profile of the group entities or operations. Based on the size and the risk profile of the components, we determined the scope of the audit procedures to be performed. KPMG Germany was engaged to perform the majority of the group audit procedures and the audit procedures for both the German and some foreign components. In addition, other KPMG offices were involved to perform specified audit procedures on selected accounts of foreign components.
We have:
–performed part of the audit procedures at group level by ourselves;
–made use of the work of the component auditors who performed full scope audit procedures and specified audit procedures at the parent and component level; and

–performed analytical procedures with assistance of KPMG Germany on the remaining components, considering their significance and/or their risk profile.
The group audit team set materiality levels for the audits of components, which ranged from USD 1.0 million to USD 6.0 million, based on the judgement of the group audit team given the mix of size and risk profile of these entities within the group.
The group audit team has sent detailed instructions to the auditors of the components which includes the significant risk areas that should be covered and sets out the information required to be reported to the group audit team. The group audit team visited the entity location and component auditor in Germany, and held telephone conferences with other component auditors.
During these visits and telephone conferences, the audit approach, the findings and observations reported to the group audit team were discussed in detail. For certain components a file review has also been performed.
By performing the procedures mentioned above at components, together with additional procedures at group level, we have been able to obtain sufficient and appropriate audit evidence about the group’s financial information to provide an opinion about the financial statements.
The procedures as described above can be summarized as follows:
Our key audit matters
Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements. We have communicated the key audit matters to the Supervisory Board. The key audit matters are not a comprehensive reflection of all matters discussed.
These matters were addressed in the context of our audit of the financial statements as a whole and in forming our opinion thereon, and we do not provide a separate opinion on these matters.
Compared to last year the ‘revenue recognition for milestone contracts’, ‘Cash convertible notes and call spread overlay’ and ‘Investments in NeuMoDx’ are no longer key audit matters, since the situation qualifying them as a key audit matter last year did not occur this year.

Evaluation of the Formulatrix asset purchase agreement as an asset acquisition
Description
As disclosed in Note 5 of the financial statements, the Company acquired the digital polymerase chain reaction (PCR) assets of Formulatrix Inc. (Formulatrix) on January 31, 2019. Consistent with other business combination type transactions, the Company has to determine whether an acquisition is considered to be a business, or an asset or group of assets, including whether substantially all of the fair value of the acquired gross assets is concentrated in a single asset or group of similarly identifiable assets. The purchase price of the digital PCR assets was USD 260.9 million, of which USD 125.0 million was paid at acquisition date.
Given the significant amounts related to the acquisition, the assessment required by management to determine if it is a business combination or an asset acquisition and the impact on the financial statements of the outcome of this assessment by management, we identified the evaluation of the acquisition of the digital PCR assets of Formulatrix Inc. as a key audit matter..this audit report.

Our response
The primary procedures we performed to address this key audit matter included the following:
–We tested certain internal controls over the Company’s acquisition-date evaluation process including controls to (1) identify assets acquired and (2) assess the application of the substantially all threshold in determining whether the asset acquisition criterion is met.
–We inspected the Formulatrix asset purchase agreement, including the transaction terms and specific assets listed in the agreement, to evaluate the Company’s identification of assets acquired and its determination if it is a business combination or an asset acquisition.
–We evaluated the Company’s assessment by inspecting the nature of these assets and comparisons to external cost and external market research studies to assess for indications of dissimilar characteristics.
–In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in:
–evaluating the identification of the intangible assets acquired from the Formulatrix asset purchase transaction by inspecting and evaluating legal terms that would give rise to identifiable intangible assets; and
–assessing the Company’s determination of combining the Formulatrix intangible assets into a single developed technology intangible asset.
–Finally, we assessed the adequacy of the disclosures in Note 5 to the financial statements.

Our observation The results of our procedures on the accounting of the Formulatrix acquisition were satisfactory and we found the disclosures in Note 5 to the financial statements to be adequate.

NGS-related restructuring costs and impairments
Description
As disclosed in Note 6 of the financial statements, the Company began a restructuring initiative as a result of the suspended development of the next-generation sequencers (“NGS”)-related instrument systems in the second half of 2019.
Due to the suspended development, intangible assets were also assessed for recoverability and an impairment review was conducted of inventory and prepaid and other assets.
In total, the Company recorded approximately USD 290 million as impairment, personnel related and other charges in 2019 as restructuring and impairment charges.

We identified the evaluation of the accounting for the restructuring charges as a key audit matter due to the material impact of the restructuring charges on the financial statements and the level of management judgement applied.
Our response
We involved experienced team members, in performing the audit procedures and performed our procedures close to year-end and continued after year-end.
The primary procedures we performed to address this key audit matter included the following:
–We tested certain internal controls over the Company’s restructuring and impairment assessment process for long-lived assets, including the control related to the assessment of alternative highest and best uses for these assets.
–For a selection of assets within the long-lived asset group, we evaluated the Company’s conclusion over their alternative uses through a combination of (1) inspecting application descriptions and uses in underlying license agreements, software documentation and other contracts, (2) inquiring with operational management and performing independent research into the potential use of patents and other intangible assets outside of the Company’s other product areas.
–We performed detailed audit procedures on the impairments related to inventory and other assets and tested impairment of prepaid assets and contract termination costs with underlying contracts.
–Further, we recalculated payroll restructuring charges for a sample of employees terminated as part of the restructuring.
–Finally, we assessed the adequacy of the disclosures in Note 6 to the financial statements.

Our observation Overall we assess the assumptions applied resulted in a balanced outcome and found the disclosures in Note 6 to be adequate.

Assessment of (un)recognized tax benefits
Description
As disclosed in Note 17 of the financial statements, the Company has net unrecognized tax benefits of USD 58.0 million as at December 31, 2019. The Company conducts its business globally and operates more than 50 consolidated subsidiaries in multiple tax jurisdictions. This multi-jurisdictional business operation involves complex intercompany operating and financing activities. The nature of these activities can result in uncertainties in the estimation of the related tax exposures. Since the recognition and measurement of these (un)recognized tax benefits requires judgement and may have a material impact on the financial statements we identified this as a key audit matter.

Our response
The primary procedures we performed to address this key audit matter included the following:
–We tested certain internal controls over the Company’s unrecognized tax benefit process, including controls over (1) its identification and application of tax statutes and legislation, and changes thereto, in the various jurisdictions in which it operates and (2) its application in the process to estimate the associated unrecognized tax benefit.
–We have performed a retrospective analysis to evaluate the historical accuracy of management’s estimates.
–We inspected the Company’s legal composition to identify and assess changes in operating structures and financing arrangements.

–We inquired of the Group’s tax department in combination with inspecting correspondence with the responsible tax authorities.
–We involved tax specialists, who assisted in:
–evaluating the Company’s interpretation and application of multi-jurisdictional tax laws, and changes thereto, and its impact on the unrecognized tax benefit;
–inspecting the lapse of statute of limitations and settlements with tax authorities over a selection of unrecognized tax benefits to compare the amount in the settlement documents to the unrecognized tax benefit; and
–inspecting a selection of intercompany operating and financing activities between group entities to assess the sustainability of tax positions based on their technical merits and the probabilities of possible settlement alternatives.
–Finally, we assessed the adequacy of the disclosure in Note 17.

Our observation The results of our procedures on the accounting for unrecognized tax benefits were satisfactory and found the disclosure in Note 17 to be adequate.
Report on the other information included in the annual report
In addition to the financial statements and our auditor’s report thereon, the annual report contains other information. Additionally other information includes the remuneration report.
Based on the following procedures performed, we conclude that the other information:
–is consistent with the financial statements and does not contain material misstatements; and
–contains the information as required by Part 9 of Book 2 of the Dutch Civil Code.
We have read the other information. Based on our knowledge and understanding obtained through our audit of the financial statements or otherwise, we have considered whether the other information contains material misstatements.
By performing these procedures, we comply with the requirements of Part 9 of Book 2 of the Dutch Civil Code and the Dutch Standard 720. The scope of the procedures performed is less than the scope of those performed in our audit of the financial statements.
Management is responsible for the preparation of the other information, including the information as required by Part 9 of Book 2 of the Dutch Civil Code.
Report on other legal and regulatory requirements
Engagement
We were engaged by the General Meeting of Shareholders as auditor of QIAGEN N.V. on June 23, 2015 as of the audit for the year 2015 and have operated as statutory auditor ever since that financial year.
No prohibited non-audit services
We have not provided prohibited non-audit services as referred to in Article 5(1) of the EU Regulation on specific requirements regarding statutory audits of public-interest entities.
Description of responsibilities regarding the financial statements
Responsibilities of the Managing Board and the Supervisory Board for the financial statements
The Managing Board is responsible for the preparation and fair presentation of the financial statements in accordance with EU-IFRS and Part 9 of Book 2 of the Dutch Civil Code. Furthermore, the Managing

Board is responsible for such internal control as management determines is necessary to enable the preparation of the financial statements that are free from material misstatement, whether due to fraud or error.
As part of the preparation of the financial statements, the Managing Board is responsible for assessing the Company’s ability to continue as a going concern. Based on the financial reporting frameworks mentioned, the Managing Board should prepare the financial statements using the going concern basis of accounting unless the Managing Board either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so. The Managing Board should disclose events and circumstances that may cast significant doubt on the Company’s ability to continue as a going concern in the financial statements.
The Supervisory Board is responsible for overseeing the Company’s financial reporting process.
Our responsibilities for the audit of the financial statements
Our objective is to plan and perform the audit engagement in a manner that allows us to obtain sufficient and appropriate audit evidence for our opinion.
Our audit has been performed with a high, but not absolute, level of assurance, which means we may not detect all material errors and fraud during our audit.
Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. The materiality affects the nature, timing and extent of our audit procedures and the evaluation of the effect of identified misstatements on our opinion.
A further description of our responsibilities for the audit of the financial statements is located at the website of the ‘Koninklijke Nederlandse Beroepsorganisatie van Accountants’ (NBA, Royal Netherlands Institute of Chartered Accountants) at: http://www.nba.nl/ENG_oob_01. This description forms part of our independent auditor’s report.

Eindhoven, April 29 2020
KPMG Accountants N.V.
M.J.A. Verhoeven RA

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

BY:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date:	August 4, 2020